**AltaGas**

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508



May 2, 2008

[redacted]



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



To whom it may concern:

**Re: AltaGas Income Trust**
**Rule 12g3-2(b) Exemption**
**File No. 82-34911**

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.



Deborah S. Stein
*Vice President Finance and Chief Financial Officer*

enclosures

# UP TO CDN $250,000,000
# TERM CREDIT FACILITY

# CREDIT AGREEMENT

among

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**

(as Borrower)

and

**CERTAIN FINANCIAL INSTITUTIONS**

(as Lenders)

and

**THE BANK OF NOVA SCOTIA**

(as Agent)

**March 28, 2008**



**SCOTIA CAPITAL AND RBC CAPITAL MARKETS AS CO-LEAD ARRANGERS AND JOINT BOOKRUNNERS**

**RBC CAPITAL MARKETS AS SYNDICATION AGENT**

## TABLE OF CONTENTS

**TABLE OF CONTENTS**
(continued)

## TABLE OF CONTENTS
(continued)

**Page**

# CREDIT AGREEMENT

THIS CREDIT AGREEMENT made as of March 28, 2008.

AMONG:

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1,** a limited partnership, formed under the laws of Alberta, having an office in Calgary, Alberta

OF THE FIRST PART

\- and -

**Each of the financial institutions named on the signature pages hereto as Lender and each other financial institution which becomes a party to this Agreement as a Lender**, in their respective capacities as Lenders

OF THE SECOND PART

\- and -

**THE BANK OF NOVA SCOTIA**, a Canadian chartered bank, in its capacity as Agent

OF THE THIRD PART

**WHEREAS** the Borrower has requested, and the Lenders have agreed to establish a credit facility on the terms and conditions set forth in this Agreement;

**NOW THEREFORE** the parties hereto agree as follows:

## ARTICLE I
## INTERPRETATION

### 1.1 Definitions

In this Agreement and the Schedules hereto and in all notices pursuant to this Agreement, unless something in the subject matter or context is inconsistent therewith, the following words and phrases shall have the following meanings:

"**Acceleration Notice**" has the meaning given to it in Section 10.2;

"**Accelerated Indebtedness**" has the meaning given to it in subsection 10.2(b);

"**Accounts**" means the accounts and records established by the Agent pursuant to Section 5.9 to record the Borrower's liability to each of the Lenders in respect of the Borrowings and other amounts outstanding by the Borrower to each of the Lenders hereunder;

"**Additional Compensation**" has the meaning given to it in Section 11.2;

"**Affected Lender**" has the meaning given to it in Section 5.6;

"**Affiliate**" means any Person which, directly or indirectly, controls, is controlled by or is under common control with any Lender; and, for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" or "under common control with") means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or by contract or otherwise;

"**Agent**" means Scotia when acting in its capacity as administrative agent hereunder and includes any successor agent appointed pursuant to Section 12.16;

"**Agent's Accounts for Payments**" means the accounts maintained by the Agent, to which payments and transfers are to be effected under this Agreement, as may be agreed upon by the Agent and the Borrower from time to time and notified in writing to the Lenders from time to time;

"**Agent's Branch of Account**" means such office or branch of the Agent in Canada as the Agent may from time to time advise the Borrower and the Lenders in writing;

"**Agreement**" and "**Credit Agreement**" means this Credit Agreement and includes all Schedules attached hereto;

"**applicable laws**" or "**applicable law**" means, in relation to any Person, transaction or event:

(a) all applicable provisions of laws, statutes, rules and regulations from time to time in effect; and

(b) all Governmental Authorizations to which the Person is a party or by which it or its property is bound or having application to the transaction or event;

"**BA Acceptance Fee**" means, with respect to a Bankers' Acceptance issued by the Borrower and accepted by a Lender, the acceptance fees payable by the Borrower in respect thereof pursuant to Section 6.4;

"**BA Equivalent Advance**" means an advance made in Canadian Dollars by a Non-Acceptance Lender as part of a Borrowing by way of Bankers Acceptances;

"**BA Reference Lenders**" means, if there is only one Lender which is a Schedule II Bank or Schedule III Bank, such Lender and, if there is more than one Lender which is a

Schedule II Bank or Schedule III Bank, any two of such Lenders as selected from time to time by the Agent with the consent of the Borrower, such consent not to be unreasonably withheld;

"**Bankers' Acceptances**" means bankers' acceptances denominated in Canadian Dollars which have been made available by the Lenders to the Borrower by the acceptance by such Lenders at the request of the Borrower pursuant to Section 3.4, 3.10, or 3.11;

"**basis point**" or "**bp**" means one hundredth of one percent (0.01%);

"**Bilateral Credit Agreements**" means (a) the Operating Credit Agreement made as of September 30, 2005 between the Borrower and Royal and (b) the Revolving Term Credit Agreement made as of November 30, 2004 between the Borrower, Scotia as lender and Scotia as agent;

"**Borrower**" means AltaGas Holding Limited Partnership No. 1, a limited partnership formed under the laws of Alberta, having its principal office in Calgary, Alberta and its successors and permitted assigns;

"**Borrower's Accounts**" means the Borrower's accounts maintained by the Agent as a Lender at its Calgary main branch, the particulars of which shall have been notified to the Agent by the Borrower;

"**Borrowing**" means a borrowing by the Borrower by way of Prime Loans, USBR Loans or Libor Loans to the Borrower by the Lenders or by way of Banker's Acceptances issued by the Borrower and accepted by the Lenders;

"**Branch of Account**" means, with respect to each Lender, the branch or office of such Lender at the address set out opposite such Lender's name on the signature pages of this Agreement or in the Lender Transfer Agreement of such Lender or such other branch or office in Canada as such Lender may from time to time advise the Agent, the Borrower and the other Lenders of in writing; but, for purposes of delivery of any notice required to be delivered by the Agent to a Lender pursuant to Section 12.8 and 14.5 and for the purposes of effecting any payments to a Lender in connection with this Agreement, a Lender may specify by notice in writing to the Agent, the Borrower any other branch or office of such Lender in Canada and such branch or office shall thereafter be the Branch of Account of such Lender for such purpose;

"**Business Day**" means a day, excluding Saturday and Sunday, on which banking institutions are open for business in Calgary, Alberta, Canada and Toronto, Ontario, Canada; provided that (a) in respect of any payments in US Dollars, such day must also be a day on which banking institutions are open for business in New York, New York and (b) in respect of any determination of the Libor Rate or any Borrowing or payment in respect of Libor Loans, such day must also be a day on which banking institutions are open for business in London, England;

"**Canadian Dollars**", "**Cdn. Dollars**" and the symbol "**Cdn $**" each means lawful money of Canada;

"**Capital Adequacy Requirements**" means Guideline A, Part I, dated January 2001 entitled "Capital Adequacy Requirements" and Guideline A, Part II, dated November 1997, entitled "Capital Adequacy Requirements - Market Risk" each issued by the Office of the Superintendent of Financial Institutions Canada (which encompass the guidelines contained in the report dated July 1988 and entitled "International Convergence of Capital Measurement and Capital Standards" released by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements) and all other guidelines or requirements relating to capital adequacy issued by the Office of the Superintendent of Financial Institutions Canada or any other Governmental Authority regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time;

"**Capital Lease**" means any lease or any other arrangements relating to real or personal property which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a capital lease on a balance sheet of a lessee, where the lessee is the Borrower or a Restricted Subsidiary;

"**Capital Lease Obligation**" means, at any time, the amount of any obligation which would, in accordance with Generally Accepted Accounting Principles, be required to be classified and accounted for as a Capital Lease on the balance sheet of the Borrower and its Restricted Subsidiaries;

"**CDOR Rate**" means on any day the per annum rate of interest which is the arithmetic average of the rates applicable to Canadian Dollar bankers' acceptances having a term equal or comparable to the bankers' acceptances proposed to be issued by the Borrower displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefor) of Reuters' Monitor Money Rates Service at or about 8:00 a.m. (Calgary time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, as adjusted by the Agent in good faith to reflect any error in a posted rate or a posted average annual rate; provided, however, that if such a rate does not appear on the Reuters' Screen CDOR Page as contemplated, then the CDOR Rate, on any day, shall be the annual discount rate quoted by the Agent which would be applicable in respect of a sale to the Agent of bankers' acceptances issued on such day (determined as of 8:00 a.m. (Calgary time) on such day) and accepted by the Agent, or if such day is not a Business Day, then on the immediately preceding Business Day, in a comparable amount and having a term equal or comparable to those proposed to be issued by the Borrower;

"**Change of Control**" means any circumstances arising after the Closing Date in which:

(a) a Person or combination of Persons acting jointly or in concert (within the meaning of the *Securities Act* (Alberta), as amended) acquires beneficial ownership of a majority of the trust units in the Trust, or

(b) the Borrower ceases to be a Subsidiary of the Trust;

"**Claim**" has the meaning given to it in Section 11.4;

**"Closing Date"** means the date of execution and delivery of this Agreement or such other day as may be agreed upon by the Agent and the Borrower;

**"Commercial Trust"** means AltaGas Holding Trust, a commercial trust established under the laws of Alberta and which is a wholly owned Subsidiary of the Trust;

**"Commitment"** means the obligation of each Lender to provide to the Borrower hereunder an aggregate principal amount of Borrowings up to but not exceeding the amount set forth opposite such Lender's name on Schedule "O" or in the Lender Transfer Agreement of such Lender as such Lender's Commitment, as such amount may hereafter be increased, decreased, cancelled, or made not available from time to time pursuant to this Agreement provided that the aggregate of the amounts of the Commitments shall not at any time exceed the Total Commitment of all Lenders;

**"Commodity Swap"** means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in commodity prices and includes any such agreement for the making or taking of physical delivery of any commodity;

**"Compliance Certificate"** means a compliance certificate substantially in the form attached hereto as Schedule "F" executed on behalf of the Borrower by a senior officer of AltaGas;

**"Consolidated Capitalization"** means as of the date of determination thereof, the aggregate of:

(a) the amount of Consolidated Debt;

(b) the amount of Consolidated Equity and Subordinated Debt; and

(c) any amounts shown as minority interests on a consolidated balance sheet of the Borrower (excluding Unrestricted Subsidiaries and also excluding any minority interests attributable (as determined in accordance with GAAP) to Non-Recourse Assets);

**"Consolidated Debt"** means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the aggregate of:

(a) the amount of Long Term Debt;

(b) the amount of Working Capital Deficit; provided that any Working Capital Surplus shall be deducted in the calculation of Consolidated Debt;

(c) the amount of Guarantees or letters of credit supporting Indebtedness of any of the types referred to in paragraphs (a), (b) and (d) through (h) of this definition;

(d) the amount of obligations:

(i) to purchase Indebtedness of any Person, or to advance or supply funds for the payment or purchase of Indebtedness of any Person, including the purchase of debt securities, obligations or shares, or

(ii) to make any payment, loan, advance, capital contribution or other investment in or to a Person, or become or be bound by any agreement to do so, for the purpose of assuring a minimum equity, an asset base, a working capital or other balance sheet test or condition for any date or to provide funds for the payment of any debt liability, dividend or share liquidation payment, or otherwise to supply funds to or in any manner invest in such Person;

(e) the amount of obligations with respect to prepaid revenues relating to third party obligations;

(f) the amount of Capital Lease Obligations;

(g) the amount by which the principal amount of Interest Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate Indebtedness for borrowed money (including notes) of the Borrower and its Restricted Subsidiaries and the amount by which the principal amount of Commodity Swaps (determined on a net basis taking into account Swaps entered into to reverse the position or limit the exposure under an existing Swap) is greater than the aggregate principal amount of commodity transactions to which the Borrower and its Restricted Subsidiaries are subject, in each case to the extent of the net amount due or accruing due by the Borrower or its Restricted Subsidiaries thereunder (determined by marking to market the same in accordance with its terms); and

(h) the redemption amount of any preferred shares of the Borrower or its Restricted Subsidiaries (if such preferred shares are not owned by the Borrower or its Restricted Subsidiaries) which are redeemable at the option of the holder thereof;

and shall exclude in any event:

(i) to the extent permitted by GAAP, the amount of any particular Indebtedness if, upon or prior to the maturity thereof, there shall have been irrevocably deposited with the proper depositary in trust the necessary funds (or evidence of indebtedness) for the payment, redemption or satisfaction of such Indebtedness, and thereafter such funds and evidences of Indebtedness or other security so deposited are not included in any computation of the assets of such Person;

(j) contingent obligations in respect of court actions, suits or other proceedings which have not come to a final and conclusive judgment before a court of competent jurisdiction or such other Person as may have jurisdiction in the premises and the

Borrower or its Restricted Subsidiaries reasonably expects to be successful in the defence of such action, suit or other proceeding;

(k) obligations under any lease or other arrangement relating to real or personal property which would, in accordance with GAAP, be accounted for as an operating lease of such Person;

(l) deferred taxes or future income taxes;

(m) Non-Recourse Debt; and

(n) Subordinated Debt;

"**Consolidated Debt to Capitalization Ratio**" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated Capitalization expressed as a percentage;

"**Consolidated Debt to EBITDA Ratio**" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated Debt to Consolidated EBITDA;

"**Consolidated EBITDA**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the Consolidated Net Income for the 12 month period then ended, plus to the extent deducted in the determination thereof (or, in the case of (d) below, to the extent not already included in the determination thereof) (without duplication):

(a) Consolidated Interest Expense for such period; plus

(b) all provisions for income taxes; plus

(c) deductions in respect of non-cash items including depletion, depreciation, amortization and deferred taxes; plus

(d) dividends or other distributions received from investments;

but excluding, to the extent included in the determination of such Consolidated Net Income or in (a), (b), (c) or (d) above (without duplication):

(i) the net amount of gains or losses resulting from the disposition of assets (excluding inventory);

(ii) any amounts attributable (as determined in accordance with GAAP) to minority interests;

(iii) any non-cash items increasing such Consolidated Net Income for such period; and

(iv) any amounts attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"**Consolidated EBITDA to Interest Expense Ratio**" means as of the date of determination thereof and calculated in accordance with the proviso in Section 9.3, the ratio of Consolidated EBITDA to Consolidated Interest Expense;

"**Consolidated Equity**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), an amount equal to the amount of equity of the Borrower as shown on a consolidated balance sheet of the Borrower (excluding Unrestricted Subsidiaries), but excluding therefrom any equity attributable (as determined in accordance with GAAP) to:

(a) preferred shares of the Borrower or a Restricted Subsidiary (if such preferred shares are not owned by the Borrower or another Restricted Subsidiary) which are redeemable at the option of the holder thereof;

(b) any Non-Recourse Assets; and

(c) goodwill, trademarks, copyrights and other similar intangible assets as shown on such consolidated balance sheet;

"**Consolidated Interest Expense**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the total interest expense (including interest on Capital Leases) with respect to all outstanding Indebtedness of the Borrower and its Restricted Subsidiaries, including, without limitation, all capitalized interest, all commissions, discounts and other fees and charges owed with respect to letters of credit and Bankers' Acceptances, note and debenture interest obligations, the net amount payable in respect of Swaps and any such amounts accrued on or in respect of Borrowings hereunder, but excluding all amounts included in such total interest expense which are attributable (as determined in accordance with GAAP) to Non-Recourse Debt or Subordinated Debt;

"**Consolidated Net Income**" means, in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, net income after income taxes but excluding extraordinary items (whether positive or negative) which would be shown on a consolidated statement of income for the Borrower (excluding Unrestricted Subsidiaries) for such period, but excluding all amounts included in such net income which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"**Consolidated Total Assets**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), without duplication, an amount equal to the total assets of the Borrower and its Restricted Subsidiaries less the

aggregate of any amount included therein which is attributable (as determined in accordance with GAAP) to:

(a) goodwill, trademark, copyrights and other similar intangible assets as shown on such balance sheet; and

(b) any Non-Recourse Assets;

"**Conversion**" means a conversion of one type of Borrowing into another type of Borrowing;

"**Conversion Date**" means each Business Day on which Borrowings are converted pursuant to Section 3.10;

"**Currency Swap**" means an agreement entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in currency exchange rates;

"**Current Assets**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current assets of the Borrower and its Restricted Subsidiaries after deducting reserves in each case where a reserve is proper in accordance with GAAP, but excluding all amounts included in such current assets which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

"**Current Liabilities**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the current liabilities of the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"**DBRS**" means Dominion Bond Rating Service Limited and its successors;

"**Declaration of Trust**" means the declaration of trust dated as of March 26, 2004 between the settlor and Computershare Trust Company of Canada, as from time to time amended, supplemented or restated;

"**Debt Rating**" means, with respect to Borrower, any Guarantor, the Trust or any Subsidiary having in all material respects the same assets and liabilities of the Trust on a consolidated basis, the rating that has been most recently announced by each Designated Rating Agency as the credit rating of such entity or any senior unsecured debt of such entity;

"**Default**" means any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default (provided, however, the Borrower shall not be in default hereunder upon the occurrence of such event or

circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request);

"**Designated Rating Agency**" means DBRS, S&P or any other nationally recognized rating agency designated by the Borrower;

"**Discount Proceeds**" means, in respect of any Bankers' Acceptance required to be purchased by a Lender hereunder, an amount (rounded to the nearest whole cent with one half of one cent being rounded up) determined as of the applicable Drawdown Date, Conversion Date or Rollover Date which is equal to:

Face Amount x Price

where "Face Amount" is the face amount of such Bankers' Acceptance and "Price" is equal to:

$$\frac{1}{1+\left(Rate \times \frac{Term}{365}\right)}$$

where the "Rate" is the Discount Rate expressed as a decimal on the day of purchase; the "Term" is the term of such Bankers' Acceptance expressed as a number of days; and the Price as so determined is rounded up or down to the fifth decimal place with .000005 being rounded up;

"**Discount Rate**" means:

(a) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule I Bank, the CDOR Rate; and

(b) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule II Bank or Schedule III Bank, the lesser of (i) the rate set out in clause (a) above plus ten (10) basis points per annum and (ii) the annual rate expressed as a percentage determined by the Agent as being the average discount rate for bankers' acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers' Acceptances calculated on the basis of a year of three hundred and sixty-five (365) days, accepted by the BA Reference Lenders at or about 8:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date;

provided that, if the rates in (a) and (b) above are equal, then the "Discount Rate" shall be the rate specified in (a) above;

"**Distributable Cash**" means, in respect of any period for which Distributable Cash is to be calculated, 110% (if there is an Investment Grade Rating at the time of calculation thereof) or 105% (in all other cases) of an amount equal to (a) Funds Generated from Operations for such period less (b) maintenance capital expenditures incurred by the Borrower and its Restricted Subsidiaries for such period;

"**Distribution**" means, in respect of the Borrower or any Restricted Subsidiary:

(a) dividends or other distributions or payments on its shares, units or its other equity interests (except dividends or other distributions consisting of shares, units or other equity interests);

(b) the redemption or acquisition of its shares, units or its other equity interests or of warrants, rights or other options to purchase such shares, units or other equity interests (except when solely in exchange for such shares, units or other equity interests); and

(c) any payment, repayment, redemption, retirement, repurchase or other acquisition, direct or indirect, by such Person of, on account of, or in respect of, the principal or any other amounts of any Subordinated Debt;

"**Drawdown**" means a Borrowing which increases the Outstanding Principal;

"**Drawdown Date**" means each Business Day on which Borrowings are to be made pursuant to Section 3.4;

"**Environmental Laws**" means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions relating to the environment, to the release of any materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals, industrial substances, toxic substances, hazardous substances or wastes but only to the extent such Environmental Laws are legally applicable to the Borrower and its Restricted Subsidiaries or their property;

"**Equivalent Amount**" means on any date, the equivalent amount in Cdn. Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn. Dollars or of Cdn. Dollars to U.S. Dollars, as the case may be, at the Noon Rate;

"**Event of Default**" means any of the events or circumstances specified in Section 10.1;

"**Existing Taylor Credit Agreement**" means that certain $130,000,000 syndicated credit facility credit agreement made as of March 22, 2005 between Taylor LP, Canadian Imperial Bank of Commerce, as agent and the lenders party thereto, as amended prior to the date hereof;

"**Existing Taylor Indebtedness**" means indebtedness outstanding under the Existing Taylor Credit Agreement;

**"Existing Term Credit Agreement"** means that certain Cdn. $375,000,000 extendible revolving term credit facility credit agreement made as of November 30, 2004 among the Borrower, Royal as agent and the lenders party thereto;

**"Federal Funds Rate"** means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by it;

**"Financial Statements"** means the consolidated financial statements of the Borrower or, at the option of the Borrower, the consolidated financial statements of the Trust so long as the financial statements of the Trust are substantially the same in all material respects as the financial statements of the Borrower and the financial statements of the Trust are accompanied by a reconciliation which reflects all eliminations or adjustments required to reconcile the financial statements of the Trust to the financial statements of the Borrower;

**"Fiscal Quarter"** means the three month period commencing on the first day of each Fiscal Year and each successive three month period thereafter during such Fiscal Year;

**"Fiscal Year"** means the Borrower's fiscal year which at the date hereof commences on January 1 of each year and ends on December 31 of such year;

**"Funds Generated from Operations"** means, in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries) for the 12 month period then ended, the funds generated from operations as shown on a consolidated statement of cash flow of the Borrower (excluding Unrestricted Subsidiaries) for such period, but excluding all amounts included in such funds generated from operations which are attributable (as determined in accordance with GAAP) to Non-Recourse Assets;

**"General Partner"** means the general partner of the Borrower which at the date hereof is AltaGas General Partner Inc.;

**"Generally Accepted Accounting Principles"** or **"GAAP"** means generally accepted accounting principles which are in effect from time to time in Canada;

**"Governmental Approval"** means an authorization, consent, approval, waiver, order, decree, licence, exemption, permit, registration, filing, qualification or declaration of or with any Governmental Authority or the giving of notice to any Governmental Authority or any other action in respect of a Governmental Authority;

"**Governmental Authority**" means any federal, state, provincial, county, local or municipal government; any governmental body, agency, authority, board, bureau, department or commission (including any taxing authority); any instrumentality or office of any of the foregoing (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions; or any Person directly or indirectly controlled by any of the foregoing;

"**Guarantee**" means any undertaking to assume, guarantee, indemnify, endorse (other than the routine endorsement of cheques in the ordinary course of business), contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any Indebtedness of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the Indebtedness guaranteed thereby, unless the Guarantee is limited to a specified amount or to realization exclusively on specified assets in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the fair market value of such specified assets, as the case may be, and the amount of such Indebtedness;

"**including**" means including, without limitation, and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it, and "includes" shall be construed in a like manner;

"**Indebtedness**" means, with respect to any Person, all the Person's present and future indebtedness, liabilities and financial obligations of every nature and kind whatsoever, whether absolute or contingent, material or not, known or unknown, direct or indirect which in accordance with GAAP would appear in the liability section of a balance sheet of such Person prepared as at such time, but shall not include items of capital, retained earnings, surplus, deferred or future income tax reserves or accrued taxes;

"**Indemnified Party**" has the meaning given to it in Section 11.4;

"**Interest Payment Date**" means:

(a) with respect to each Prime Loan or USBR Loan, the first Business Day of each calendar month; and

(b) with respect to each Libor Loan, the last day of each applicable Interest Period and, if any Interest Period is longer than 3 months, the last Business Day of each 3 month period during such Interest Period;

<u>provided</u> that, in any case, the Maturity Date or any earlier date on which the Total Commitment is fully cancelled shall be an Interest Payment Date for all Borrowings made by such Lender;

"**Interest Period**" means:

(a) with respect to each Bankers' Acceptance, the period selected by the Borrower hereunder and being of 1, 2, 3 or 6 months' duration, subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period)

commencing on the applicable Drawdown Date, Rollover Date or Conversion Date of such Borrowing; and

(b) with respect to each Libor Loan, the period selected by the Borrower and being of 1, 2, 3 or 6 months' duration (or, subject to the agreement of the Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date;

provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period in the case of a Rollover; (ii) the last day of each Interest Period shall be a Business Day and if the last day of an Interest Period selected by the Borrower is not a Business Day the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next following the last day of the Interest Period selected unless such next following Business Day falls in the next calendar month in which event the Borrower shall be deemed to have selected an Interest Period the last day of which is the Business Day next preceding the last day of the Interest Period selected by the Borrower; and (iii) unless otherwise contemplated by this Agreement, the last day of all Interest Periods for all Borrowings made by a Lender shall expire on or prior to the Maturity Date;

"**Interest Swap**" means a contract entered into between the Borrower or a Subsidiary and a counterparty on a case by case basis, in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate related transactions, the purpose and effect of which is to mitigate or eliminate the Borrower's or such Subsidiary's exposure to fluctuations in interest rates;

"**Investment Grade Rating**" means a Debt Rating of BBB- or higher by S&P, BBB (low) or higher by DBRS or the equivalent rating of any other Designated Rating Agency; provided that:

(a) if there are two Debt Ratings, then only one of such Debt Ratings must meet such minimum rating requirement; and

(b) if there are more than two Debt Ratings, then at least 50% of such Debt Ratings must meet such minimum rating requirement;

"**Judgement Currency**" has the meaning given to it in Section 13.3;

"**Lender Transfer Agreement**" means the agreement entered into by any of the Lenders after the Closing Date substantially in the form of Schedule "G" with the blanks completed;

"**Lenders**" means each of the financial institutions named on the signature pages hereto as a Lender including Scotia in its capacity as a Lender (but excluding Scotia in its capacity as Agent) and each other financial institution which becomes a party to this Agreement as a Lender pursuant to Section 13.1, and "**Lender**" means any one of them;

"**Lender's Proportion**" means, in respect of each Lender, the proportion that such Lender's Commitment bears to the Total Commitment (subject to subsection 3.3(c));

"**Libor Loans**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.3;

"**Libor Rate**" means, for each Interest Period applicable to a Libor Loan, the rate of interest per annum, expressed on the basis of a year of 360 days (as determined by the Agent):

(a) applicable to United States Dollars and appearing on the display referred to as "LIBOR01 Page" (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) as of 11:00 a.m. (London, England time) on the second Business Day prior to the first day of such Interest Period; or

(b) if such rate does not appear on such Reuters display, or if such display or rate is not available for any reason, the rate per annum at which United States Dollars are offered by the principal lending office in London, England of the Agent (or of its Affiliates if it does not maintain such an office) in the London interbank market at approximately 11:00 a.m. (London, England time) on the second Business Day prior to the first day of such Interest Period,

in each case in an amount similar to such Libor Loan and for a period comparable to such Interest Period;

"**Loan Documents**" means this Agreement, the Subsidiary Guarantees (if any), each Bankers' Acceptance and all other certificates, instruments and documents delivered from time to time by or on behalf of the Borrower in connection herewith or therewith;

"**Loan Indebtedness**" means the Borrowings and all other present and future indebtedness of the Borrower to the Agent and the Lenders, whether absolute or contingent, determined or undetermined, choate or inchoate, matured or unmatured, howsoever arising or incurred hereunder or under any of the other Loan Documents and includes all fees, costs, expenses and indemnity obligations hereunder or under any of the other Loan Documents and under the indebtedness of the Borrower pursuant to any judgment obtained in respect of the failure by the Borrower to perform or observe any of its obligations under any of the Loan Documents;

"**Long Term Debt**" means in respect of the Borrower and its Restricted Subsidiaries, as of the date of determination thereof and as determined in accordance with GAAP on a consolidated basis (excluding Unrestricted Subsidiaries), the amount of the long term debt of the Borrower and its Restricted Subsidiaries, but excluding Non-Recourse Debt and Subordinated Debt;

"**Look-Back Period**" means each twelve (12) month period ending at the end of the applicable Fiscal Quarter;

"**Loss**" has the meaning given to it in Section 11.4;

"**Majority Lenders**" means any Lender or group of Lenders having Commitments in the aggregate equal to or in excess of two-thirds (2/3) of the Total Commitment;

"**Margin**"

**[REDACTED]**

"**Material Acquisition**" means an acquisition by the Borrower or any Restricted Subsidiary of shares or other assets which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"**Material Adverse Effect**" means any event, circumstance, occurrence or change which materially impairs or has a material adverse effect on, or would reasonably be expected to materially impair or have a material adverse effect on, the ability of the Borrower to repay the Borrowings or any other amount outstanding hereunder or under any of the Loan Documents, or the validity or enforceability of this Agreement or any other Loan Documents;

"**Material Disposition**" means a disposition by the Borrower or any Restricted Subsidiary of shares or other assets which decreases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such transaction, by more than five (5%) percent;

"**Material Expansion**" means an expansion of one or more of the Pipelines and Facilities which increases the Consolidated Total Assets, as determined as at the end of the Fiscal Quarter preceding such expansion, by more than five (5%) percent;

"**Maturity Date**" means September 28, 2009;

"**Non-Acceptance Discount Rate**" means, for any day, the arithmetic average of the Discount Rate determined in accordance with paragraph (a) of the definition thereof and the Discount Rate determined in accordance with paragraph (b) of such definition (rounded upwards to the nearest 1/100 of one percent);

"**Non-Acceptance Lenders**" means (a) a Lender which is not a Schedule I Bank, a Schedule II Bank or a Schedule III Bank or (b) a Lender which ceases to accept bankers' acceptances in the normal course of its business;

"**Non-Recourse Assets**" means the assets directly or indirectly created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred or assumed and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with the assets directly or indirectly created, developed, constructed or acquired (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender in respect of such Non-Recourse Debt) is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings in respect of which such lender may have recourse on an unsecured basis); provided that upon all such Non-Recourse Debt being repaid in full, such assets shall then cease to be Non-Recourse Assets;

"**Non-Recourse Debt**" means indebtedness, liabilities or other obligations and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another Person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof (or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgment in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations, warranties and customary indemnities provided with respect to such financings, in respect of which such lender may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and to which such lender has recourse;

"**Non-Takeover Lender**" has the meaning given to it in Section 3.3;

"**Noon Rate**" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario time) on the Business Day that such conversion is to be made (or, if such conversion is to be made before noon or on a day which is not a Business Day, then at approximately noon on the immediately preceding Business Day);

"**Outstanding Principal**" means, at any time, the aggregate of (a) the principal amount of all outstanding Prime Loans in Cdn. Dollars, (b) the Equivalent Amount in Cdn. Dollars of the principal of all outstanding USBR Loans and Libor Loans in United States Dollars and (c) the amounts payable at maturity of all outstanding Bankers' Acceptances and BA Equivalent Advances;

"**Permitted Assignee**" has the meaning given to it in Section 13.1;

"**Permitted Encumbrances**" means any of the following:

(a) liens, charges or encumbrances for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Borrower or its Restricted Subsidiaries shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(b) the lien, charge or encumbrance of any judgment rendered, or claim filed, against the Borrower or its Restricted Subsidiaries which the Borrower or any such Restricted Subsidiary shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(c) liens, charges or encumbrances imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any lien, privilege, charge or encumbrance which the Borrower or its Restricted Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(d) liens, charges or encumbrances arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law against the Borrower or its Restricted Subsidiaries or in respect of which no steps or proceedings to enforce such lien have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any lien, charge or encumbrance which the Borrower or its Restricted Subsidiaries shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(e) liens, charges or encumbrances incurred or created in the ordinary course of business and in accordance with oil and gas industry practice in respect of the

joint development or operation of oil and gas production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such liens, charges or encumbrances relate, for the Borrower's or any of its Restricted Subsidiary's portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any liens, charges or encumbrances which the Borrower or such Restricted Subsidiary shall be contesting in good faith; provided the Borrower or such Restricted Subsidiary shall have made adequate provision therefor in accordance with GAAP;

(f) easements, rights of way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Borrower or any of its Restricted Subsidiaries (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(g) any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(h) security given to a public utility or any Governmental Authority in the ordinary course of the business of the Borrower and its Restricted Subsidiaries in connection with operations of the Borrower or any such Restricted Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(i) the right reserved to or vested in any Governmental Authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(j) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(k) any right of first refusal, option to purchase or pre emptive right in favour of any Person granted in the ordinary course of business with respect to all or any of the assets of the Borrower or any of its Restricted Subsidiaries;

(l) any lien, charge or encumbrance the satisfaction of which has been provided for by deposit with the Agent of cash or a surety bond or other security satisfactory to the Agent in an amount sufficient to pay the liability in respect of such lien in full;

(m) liens on cash or marketable securities of the Borrower or its Restricted Subsidiaries granted in connection with Swaps provided that at the time of granting such lien the obligations secured by such liens are not due and delinquent;

(n) Security Interests on Non-Recourse Assets granted to secure Non-Recourse Debt, up to an aggregate maximum of Cdn $100,000,000;

(o) any Security Interests on any property, real or personal, directly or indirectly acquired (including by way of lease), constructed or improved by the Borrower or its Restricted Subsidiaries to secure the unpaid portion of the purchase price (or the lease payments, as the case may be) of such property or to secure Indebtedness solely for the purpose of financing the acquisition (including by way of lease), construction or improvement of such property;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest granted with the prior written consent of all of the Lenders;

(r) any Security Interest in favour of the Borrower or a Restricted Subsidiary;

(s) any Security Interest on any property, real or personal, of a corporation which Security Interest exists at the time such corporation is merged into or amalgamated or consolidated with, the Borrower or a Restricted Subsidiary or such property is otherwise acquired by the Borrower or a Restricted Subsidiary, provided that prior to that time the Borrower or a Restricted Subsidiary has arranged for financing necessary to discharge the obligation secured by the Security Interest and that such Security Interest is discharged within sixty (60) days after that time;

(t) any Security Interest in respect of any obligations or duties affecting the property of the Borrower or any Restricted Subsidiary to any Governmental Authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Borrower or such Restricted Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Borrower or such Restricted Subsidiary;

(u) any Security Interest in respect of any deposits in connection with bids or tenders;

(v) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation, where required by law;

(w) Security Interests created by any Securitization Program (not to exceed $125,000,000 in the aggregate);

(x) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of

Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property which was subject to the Security Interest so extended, renewed or replaced; and

(y) Security Interests not permitted by any of the foregoing paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under this paragraph if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph to exceed the greater of Cdn. $25,000,000 and 5% of Consolidated Equity;

provided that nothing in this definition shall in and of itself cause the Borrowings and other amounts owing by the Borrower hereunder to be subordinated in priority to any Permitted Encumbrance;

"**Person**" means any individual, firm, partnership (whether general or limited), company, corporation or other body corporate, government, governmental body, agency, instrumentality, trust, unincorporated body of persons or association and the heirs, executors, administrators or other legal representatives of an individual;

"**Pipelines and Facilities**" means the pipeline gathering systems, compressor stations and other tangible assets and equipment owned or leased from time to time by the Borrower and its Restricted Subsidiaries;

"**Prime Loans**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10 or 3.11 and outstanding from time to time which are denominated in Canadian Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.1;

"**Prime Rate**" means, with respect to Prime Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on Canadian Dollar denominated demand loans made by the Agent in Canada to customers of varying degrees of creditworthiness; and

(b) the annual rate of interest equal to the CDOR Rate applicable to a bankers' acceptance having a one month term plus 75 basis points;

provided that, if the rates of interest in (a) and (b) above are equal, then the "Prime Rate" shall be the rate specified in (a) above;

"**Remaining Lenders**" has the meaning given to it in Section 12.16;

"**Resignation Notice**" has the meaning given to it in Section 12.16;

**"Restricted Subsidiary"** means any Subsidiary Guarantor (each of which shall be deemed to be a Restricted Subsidiary) and the other Subsidiaries listed in Schedule "M"; provided that:

(a) the Borrower may at any time designate that any other Subsidiary of the Borrower become a Restricted Subsidiary by written notice to the Agent thereof;

(b) the Borrower may designate that a Restricted Subsidiary (other than any Subsidiary Guarantor unless its Subsidiary Guarantee is being concurrently released) no longer be a Restricted Subsidiary by written notice to the Agent thereof if:

(i) no Default or Event of Default would result from or be in existence immediately following the effective date of any such designation; and

(ii) in the case of the financial covenants set forth in Section 9.3, in the reasonable opinion of the Borrower, no Default or Event of Default would reasonably be expected to result from any such designation at the end of the next Fiscal Quarter; and

(c) each such notice referred to in (a) and (b) above shall become effective upon delivery thereof to the Agent and shall be accompanied by an updated Schedule "M";

**"Revolving Threshold Amount"**

**[REDACTED]**

**"Rollover"** means:

(a) with respect to any Bankers' Acceptances, the issuance of new Bankers' Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of such Bankers' Acceptances which are maturing at the end of the Interest Period applicable thereto, all in accordance with Section 3.11; and

(b) with respect to any Libor Loan, the continuation of all or a portion of such Borrowing (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto;

**"Rollover Date"** means each Business Day on which Borrowings are rolled over pursuant to Section 3.11;

**"Royal"** means Royal Bank of Canada and its successors and permitted assigns;

"**S&P**" means Standard & Poor's Rating Service and its successors;

"**Schedule I Bank**" means any bank designated as a Schedule I Bank under the *Bank Act* (Canada);

"**Schedule II Bank**" means any bank designated as a Schedule II Bank under the *Bank Act* (Canada);

"**Schedule III Bank**" means any authorized foreign bank designated as a Schedule III Bank under the *Bank Act* (Canada);

"**Scotia**" means The Bank of Nova Scotia and its successors and permitted assigns;

"**Securitization Program**" means a securitization sale or program entered into by the Borrower and/or its Restricted Subsidiaries after the date hereof which meets all of the following criteria:

(a) the assets to be securitized in such transaction are current assets;

(b) the transfer of such current assets is structured as a non-recourse sale (subject to certain customary exceptions);

(c) any Security Interest created by such transaction is limited to such current assets; and

(d) such program is entered into on customary terms which are consistent with programs entered into by Persons of comparable size and financial standing to the Borrower and the Restricted Subsidiaries;

"**Security Interest**" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set off created in the ordinary course of business unless such right of set off is created for the purposes of securing repayment of indebtedness for borrowed money;

"**Subordinated Debt**" means any Indebtedness of the Borrower or any Subsidiary Guarantor which is subordinated to the Loan Indebtedness pursuant to a subordination agreement on terms and in a form satisfactory to the Lenders, acting reasonably;

"**Subsidiary**" means, with respect to a Person:

(a) any corporation of which at least a majority of the outstanding Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially

owned or controlled by such Person or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries;

(b) any partnership of which, at the time, such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c) any other Person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such Person, or one or more of its Subsidiaries, or such Person and one or more of its Subsidiaries,

provided that, unless otherwise provided or the context otherwise requires, references herein to "Subsidiary" or "Subsidiaries" shall be deemed to refer to subsidiaries of the Borrower and further provided that a limited partnership shall be deemed to be a Subsidiary of the Borrower if and for so long as the Borrower directly, indirectly or beneficially owns or controls more than 50% of the partnership interests therein and the general partner of such limited partnership is a Subsidiary of the Trust;

"**Subsidiary Guarantee**" means a Guarantee substantially in the form of Schedule "N" to be given by a Restricted Subsidiary pursuant to subsection 9.4(a);

"**Subsidiary Guarantor**" means any Subsidiary of the Borrower which is party to a subsisting Subsidiary Guarantee;

"**Successor**" has the meaning given to it in subsection 9.2(a);

"**Swap**" means any Commodity Swap, Interest Swap or Currency Swap;

"**Swap Agreement**" means an agreement in any form, including an ISDA master agreement between the Borrower or any Subsidiary and any of the Swap Lenders, pursuant to which Swaps are entered into and includes all schedules attached or intended to be attached thereto;

"**Swap Lender**" means any Lender or its Affiliate that enters into a Swap Agreement (regardless of whether such Lender ceases to be a Lender after such Swap Agreement is entered into), but excluding, for certainty, any Swap Agreement entered into with any Lender or its Affiliate after such Lender's Commitment has been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights hereunder in accordance with Section 13.1;

"**Takeover**" has the meaning given to it in Section 3.3;

"**Takeover Lender**" has the meaning given to it in Section 3.3;

"**Takeover Loan**" has the meaning given to it in Section 3.3;

"**Target**" has the meaning given to it in Section 3.3;

"**Tax**" means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a Lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority and any taxes which arise as a result of a breach of the assignment provisions of Section 13.1;

"**Taylor LP**" means Taylor NGL Limited Partnership;

"**Term Date**" means March 28, 2009;

"**Total Commitment**" means the aggregate of the Commitments of each of the Lenders, as hereafter reduced, cancelled or terminated from time to time pursuant to this Agreement, not to exceed $250,000,000;

"**Transaction**" has the meaning given to it in subsection 9.2(a);

"**Trust**" means AltaGas Income Trust, an unincorporated open-ended investment trust established under the laws of Alberta pursuant to the Declaration of Trust;

"**U.S. Base Rate**" means, with respect to USBR Loans, the greater of:

(a) the annual rate of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on United States Dollar demand loans made by the Agent in Canada; and

(b) the annual rate of interest equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum in accordance with Section 6.2), plus 75 basis points;

provided that if the rates of interest in (a) and (b) above are equal, then the "U.S. Base Rate" shall be rate specified in (a) above;

"**USBR Loan**" means the Borrowings, or a portion thereof, made available by the Lenders to the Borrower pursuant to Section 3.4, 3.10, or 3.11 and outstanding from time to time which are denominated in United States Dollars and on which the Borrower has agreed to pay interest in accordance with Section 6.2;

"**United States Dollars**", "**U.S. Dollars**" and "**US $**" means the lawful money of the United States of America;

"**Unrestricted Subsidiary**" means a Subsidiary which is not a Restricted Subsidiary;

**"Voting Shares"** means capital stock of any class of any corporation or other securities of that corporation or other securities of any other Person which carries voting rights to elect the board of directors (or other Persons performing similar functions) under any circumstances;

**"Working Capital Deficit"** means, as at the date of determination thereof, the amount, if any, by which the amount of Current Liabilities exceeds the amount of Current Assets at such date; and

**"Working Capital Surplus"** means, as at the date of determination thereof, the amount, if any, by which the amount of Current Assets exceeds the amount of Current Liabilities at such date.

**1.2 Headings and Table of Contents**

The headings, the table of contents and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

**1.3 References**

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Agreement. The words "hereto", "herein", "hereof", "hereunder", "herewith" and similar expressions mean and refer to this Agreement.

**1.4 Rules of Interpretation**

In this Agreement, unless otherwise specifically provided, (i) the singular includes the plural and vice versa, "month" means calendar month, "quarter" means calendar quarter, "in writing" or "written" includes printing, typewriting, or any electronic means of communication capable of being visibly reproduced at the point of reception, including telecopier, (ii) references to any agreement, contract, document or other instrument means a reference to any such agreement, contract, document or other instrument as the same has been or may be amended, modified, supplemented or restated from time to time; provided that, if consent to any such amendment, modification, supplement or restatement is required under any Loan Document, such consent has been obtained, and (iii) references to any statute, act or other legislative enactment shall be to such statute, act or other legislative enactment as amended from time to time or replaced by a statute, act or other legislative enactment dealing with substantially the same subject matter as the statute, act or other legislative enactment so replaced.

**1.5 Generally Accepted Accounting Principles**

All financial statements required to be furnished by the Borrower to the Agent hereunder shall be prepared in accordance with Generally Accepted Accounting Principles. Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under Generally Accepted Accounting Principles and, except as otherwise provided herein, reference to any balance sheet item, statement of income item or statement of

cash flows item means such item as computed from the applicable financial statement prepared in accordance with Generally Accepted Accounting Principles.

**1.6 Time**

Unless otherwise provided herein, all references to a time in this Agreement shall mean local time in Calgary, Alberta.

**1.7 Payment for Value**

All payments required to be made hereunder shall be made for value on the required day in same day immediately available funds.

**1.8 Monetary References**

Whenever an amount of money is referred to herein, such amount shall, unless otherwise expressly stated, be in Canadian Dollars.

**1.9 Waivers**

Acceptance of payment by, or the delivery of any notice, document or other information to, a party hereto after a breach or non-fulfillment of any provisions of any of the Loan Documents requiring a payment or the delivery of any notice, document or other information will constitute a waiver of such breach or non-fulfillment and the curing of such breach or non-fulfillment, but will not rescind any Acceleration Notice given prior thereto in respect of such breach or non-fulfillment nor constitute a waiver or the curing of any other breach or non-fulfillment of the same or any other provision of any of the Loan Documents.

**1.10 Schedules**

The following Schedules are incorporated in and form a part of this Agreement:

| | |
|---|---|
| Schedule "A" | Notice of Drawdown, Repayment, Prepayment or Cancellation |
| Schedule "B-1" | [Intentionally Deleted] |
| Schedule "B-2" | [Intentionally Deleted] |
| Schedule "C" | Notice of Conversion |
| Schedule "D" | Notice of Rollover |
| Schedule "E-1" | Bankers' Acceptance Undertaking |
| Schedule "E-2" | Bankers' Acceptance Power of Attorney |
| Schedule "F" | Compliance Certificate |
| Schedule "G" | Lender Transfer Agreement |
| Schedule "H" | [Intentionally Deleted] |
| Schedule "I" | [Intentionally Deleted] |
| Schedule "J" | [Intentionally Deleted] |
| Schedule "K" | [Intentionally Deleted] |
| Schedule "L" | [Intentionally Deleted] |
| Schedule "M" | Restricted Subsidiaries |
| Schedule "N" | Form of Subsidiary Guarantee |

Schedule "O" Commitments of Lenders

## ARTICLE II
## REPRESENTATIONS AND WARRANTIES

### 2.1 Representations and Warranties

The Borrower represents and warrants to each of the Lenders and the Agent (all of which representations the Borrower acknowledges are being relied upon by the Lenders and the Agent in entering into this Agreement), that:

(a) **Formation, Organization and Power of the Borrower**: the Borrower has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(b) **Formation, Organization and Power of the Restricted Subsidiaries**: Each Restricted Subsidiary has been duly formed, is validly subsisting and is in good standing under the laws of the jurisdiction of its formation, and is duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to maintain such registration or qualification does not have a Material Adverse Effect, and each has the full power and capacity to own, lease or hold its properties and assets and conduct its business as presently conducted;

(c) **Authority**: the execution, delivery, and performance by each of the Borrower and the Subsidiary Guarantors of each of the Loan Documents to which it is a party have been or will be, when executed and delivered, duly authorized by all necessary corporate or other action, are within its power and capacity, does not require any Governmental Approval and will not violate any provision of law or of its constating or other governing documents and will not result in the breach of, or constitute a default or require any consent under, or result in the creation of any Security Interest upon any of its property or assets pursuant to, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected or any judgment, injunction, determination or award which is binding on it, except to the extent that any such breach, default or failure to obtain such consent does not have a Material Adverse Effect;

(d) **Execution and Delivery of Loan Documents**: each of the Loan Documents to which the Borrower or any Subsidiary Guarantor is a party has been or will be,

when executed and delivered, duly executed and delivered by the Borrower or such Subsidiary Guarantor, as applicable;

(e) **Enforceability**: each Loan Document to which the Borrower or any Subsidiary Guarantor is a party is or will be when executed and delivered, a legal, valid and binding obligation of the Borrower or such Subsidiary Guarantor, as applicable, enforceable against it in accordance with its terms except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect;

(f) **Financial Condition**: the audited annual consolidated Financial Statements for the Fiscal Year most recently ended are correct and complete in all material respects, have been prepared in accordance with Generally Accepted Accounting Principles consistently applied and, except as previously disclosed by the Borrower to the Agent in writing, since the last day of such Fiscal Year there has been no material adverse change in the financial condition, operations, business, assets or property of the Borrower and its Restricted Subsidiaries, taken as a whole, which has a Material Adverse Effect;

(g) **Litigation**: there are no suits or proceedings (including proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Borrower, threatened against or affecting the Borrower or any of its Restricted Subsidiaries which, if determined adversely, would have a Material Adverse Effect and in respect of which there is a reasonable possibility of an adverse determination;

(h) **Compliance with Laws and Contracts**: the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable federal, provincial, state and local laws, statutes and regulations and all contracts, agreements and employee benefit plans except to the extent failure to so comply does not have a Material Adverse Effect;

(i) **Environmental Matters**: the Borrower and each of its Restricted Subsidiaries have obtained all permits, licenses and other authorizations which are required under all applicable Environmental Laws except to the extent failure to have any such permit, license or authorization does not have a Material Adverse Effect; and the Borrower and each of its Restricted Subsidiaries is in compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except to the extent failure to so comply does not have a Material Adverse Effect;

(j) **Environmental Condition of Property**: the properties and assets of the Borrower and its Restricted Subsidiaries:

(i) are not the subject of any outstanding orders from a Governmental Authority or otherwise alleging violation of any Environmental Laws

except to the extent that any such order does not have a Material Adverse Effect; and

(ii) comply, with respect to their use and condition, with all Environmental Laws and all terms and conditions of all permits, licenses and other authorizations, which are required under all Environmental Laws except to the extent that failure to so comply does not have a Material Adverse Effect;

(k) **Events of Default**: no Default or Event of Default has occurred and is continuing;

(l) **Title to Assets**: subject only to Permitted Encumbrances, the Borrower and each of its Restricted Subsidiaries has good, valid and marketable title to all of its assets and properties except to the extent that failure to have same does not have a Material Adverse Effect and, except for Permitted Encumbrances, such assets and properties are not subject to any Security Interests;

(m) **Taxes**: the Borrower and each of its Restricted Subsidiaries has filed all income tax returns which were required to be filed by it and has paid or made provision for payment of all Taxes (including interest and penalties) which are due and payable by it (or has provided adequate reserves for the payment of any Tax, the payment of which is being contested by it), except to the extent that failure to do so does not have a Material Adverse Effect;

(n) **Ranking with Other Debt**: all payment obligations of the Borrower and the Subsidiary Guarantors under the Loan Documents and under any Swap Agreements to which it is a party rank at least *pari passu* in right of payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(o) **Accuracy of Information**: to the best of the Borrower's knowledge, information and belief, all information, materials and documents, including environmental reports and data, prepared by the Borrower or any of its Restricted Subsidiaries and delivered to the Agent in contemplation of the transaction contemplated by this Agreement or as required by the terms of this Agreement are true, complete and accurate in all material respects as at their respective dates, except to the extent that any failure to be true, complete and accurate in all material respects as at their respective dates does not have a Material Adverse Effect; and

(p) **Insurance**: the Borrower and its Restricted Subsidiaries have in full force and effect such policies of insurance in such amounts issued by insurers of recognized standing insuring such of their properties and operations as are required in order for the Borrower and its Restricted Subsidiaries to be in compliance with the provisions of subsection 9.1(e).

### 2.2 Deemed Representation and Warranty

Each request by the Borrower for a Drawdown pursuant to Section 3.4 (other than a Conversion pursuant to Section 3.10 or a Rollover pursuant to Section 3.11) shall be deemed to be a representation and warranty by the Borrower to the Lenders that the matters referred to in Section 2.1 will be, as at the applicable Drawdown Date, true and correct as if made at and as of such date and that as of such Drawdown Date there exists no Default or Event of Default.

## ARTICLE III
## THE CREDIT FACILITY

### 3.1 Obligations of Each Lender

Relying on each of the representations and warranties set out in Article 2 and subject to the terms and conditions of this Agreement, each Lender agrees to make its respective Commitment available to the Borrower commencing on the Closing Date and ending on the Maturity Date by way of:

(a) **Prime Loans, USBR Loans and Libor Loans**: the advance of Prime Loans, USBR Loans and Libor Loans by such Lender and the delivery of the principal amount of such advance for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(b) **Bankers' Acceptances**: the acceptance of Bankers' Acceptances by such Lender and the delivery of the Discount Proceeds or the discounted proceeds of sale received by the Lenders (less the applicable fees payable by the Borrower to the Lenders pursuant to Section 6.4) in respect thereof for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

Prior to the Term Date, the Borrower may increase or decrease Borrowings by obtaining Drawdowns and by making repayments in respect thereof. A Lender shall have no obligation to make any Borrowings if, after giving effect thereto, the Outstanding Principal owing to all Lenders would exceed the Total Commitment or the Outstanding Principal owing to such Lender would exceed such Lender's Commitment.

### 3.2 Purpose

Borrowings shall only be used for the general corporate purposes of the Borrower and its Subsidiaries including funding the repayment and cancellation of the Existing Taylor Indebtedness, the partial non-permanent repayment of the outstanding indebtedness under the Existing Term Credit Agreement and acquisitions or expansion opportunities.

### 3.3 Takeover

In the event the Borrower wishes to utilize Borrowings to, or to provide funds to any Subsidiary to, offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any Person

(other than pursuant to a transaction which is not subject to or which is exempt from the formal takeover bid rules under applicable securities laws, rules and policies) (the "**Target**") where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with the securities of such Person that are beneficially owned, or over which control or direction is exercised, by the Borrower and its Subsidiaries and any Person acting jointly or in concert with any thereof on the date that the offer to acquire is made, constitute in the aggregate twenty percent (20%) or more of all of the outstanding securities of that class of securities of the Person (a "**Takeover**"), then either:

(a) **Agreement of the Target Entity**: the Borrower shall provide to the Agent evidence satisfactory to the Agent, acting reasonably, of the agreement of the board of directors or like body of the Target approving the Takeover; or

(b) **No Conflict by Lenders**: the following steps shall be followed:

(i) at least seven (7) Business Days prior to the delivery of any notice to the Agent pursuant to Section 3.4 requesting Borrowings intended to be utilized for such Takeover, the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of AltaGas shall advise the Agent who shall promptly advise each Lender of the particulars of such Takeover in sufficient detail to enable such Lender to determine whether it has a conflict of interest if Borrowings from such Lender are utilized by the Borrower for such Takeover;

(ii) within five (5) Business Days of being so advised, each Lender shall notify the Agent of such Lender's determination, acting reasonably, as to whether such a conflict of interest exists (such determination to be made by such Lender having regard to such Lender's then existing policies with respect to same), provided that in the event such Lender does not so notify the Agent within such five (5) Business Day period, such Lender shall be deemed to have notified the Agent that it has no conflict of interest; and

(iii) the Agent shall promptly notify the Chairman, President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Treasurer of AltaGas of each Lender's determination;

and in the event that any Lender has such a conflict of interest, then upon the Agent so notifying the Borrower, such Lender shall have no obligation to provide Borrowings for such Takeover notwithstanding any other provision of this Agreement to the contrary; provided, however, that each other Lender (a "**Takeover Lender**") which has no such conflict of interest shall have an obligation, up to the amount of its Commitment, to provide Borrowings for such Takeover, and Borrowings for such Takeover shall be provided by each Takeover Lender in accordance with the ratio that its Commitment bears to the aggregate of the Commitments of all the Takeover Lenders.

(c) **Takeover Loans**: If Borrowings are utilized for the purposes of a Takeover (a "**Takeover-Loan**") and there are Lenders other than Takeover Lenders (the "**Non-Takeover Lenders**"), the Lender's Proportion of each Non-Takeover Lender shall be temporarily adjusted in accordance with subsection 3.3(b) and, subject to Section 5.6, subsequent Borrowings shall be funded firstly by Non-Takeover Lenders, in each case, until such time as the Lender's Proportion of each Takeover Lender and Non-Takeover Lender is equal to such Lender's Proportion in effect immediately prior to the advance of the Takeover Loan.

### 3.4 Drawdowns

Subject to the provisions of this Agreement, prior to the Term Date the Borrower may borrow, repay and reborrow by way of Borrowings from each Lender up to such Lender's Commitment by:

(a) **Prime Loans**: borrowing Prime Loans from the Lenders in minimum aggregate amounts of Cdn $2,000,000 and in multiples of Cdn $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a Prime Loan not exceeding Cdn $10,000,000) or upon one (1) Business Day prior written notice (in the case of a Prime Loan exceeding Cdn $10,000,000);

(b) **USBR Loans**: borrowing USBR Loans from the Lenders in minimum aggregate amounts of US $2,000,000 and in multiples of US $100,000 thereafter upon the Business Day on which prior written notice is given (in the case of a USBR Loan not exceeding US $10,000,000) or upon one (1) Business Day prior written notice (in the case of a USBR Loan exceeding US $10,000,000);

(c) **Libor Loans**: borrowing Libor Loans from the Lenders in minimum aggregate amounts of US $5,000,000 and in multiples of US $100,000 thereafter upon three (3) Business Days' prior written notice; and

(d) **Bankers' Acceptances**: issuing Bankers' Acceptances to be accepted and, if applicable, purchased by the Lenders in minimum aggregate amounts of Cdn $2,500,000, and in multiples of Cdn $100,000 thereafter upon one (1) Business Day prior written notice;

each such notice to be given to the Agent at the Agent's Branch of Account by 9:00 a.m. (Calgary time) on the day such notice is to be given and to be substantially in the form of Schedule "A". Any such notice may be given by telephone and in such case shall be followed by delivery on the day of such telephone notice of a written confirmation by the Borrower to the Agent of such telephone notice.

### 3.5 Conditions Applicable to Bankers' Acceptances

(a) **Purchase of Bankers' Acceptances by Lenders**: Subject to the terms and conditions of this Agreement, each Lender hereby agrees to accept its Lender's Proportion of Bankers' Acceptances issued by the Borrower pursuant to Sections 3.4, 3.10 and 3.11 and, at the election of the Borrower pursuant to

subsection 3.5(i), purchase at the applicable Discount Rate such Bankers' Acceptances and provide to the Agent for the account of the Borrower the Discount Proceeds thereof less the applicable fees payable by the Borrower to such Lender pursuant to Section 6.4. Notwithstanding that the Borrower may elect to market any Bankers' Acceptances in accordance with Section 3.5(b), the Borrower may request that any Lender quote on the purchase thereof and any Lender may or may not so quote; provided that in such circumstances nothing herein shall obligate the Lenders to purchase Bankers' Acceptances or require the Borrower to sell Bankers' Acceptances to the Lenders. Any Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances purchased by it.

(b) **Marketing of Bankers' Acceptances by Borrower**: If the Borrower elects to market any Bankers' Acceptances to be issued hereunder (as evidenced by its election in the applicable notice of Drawdown, Conversion or Rollover), the Borrower shall, at or prior to 9:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date relating to any Bankers' Acceptances to be issued hereunder, obtain quotations regarding the sale of such Bankers' Acceptances and provide the details thereof to the Agent in order to enable the Agent to comply with Section 3.6(b).

(c) **Payment to Borrower**: On the applicable Drawdown Date, Conversion Date or Rollover Date relating to any issue of Bankers' Acceptances, each Lender shall:

(i) if the Borrower has not elected to have the Lenders purchase such Bankers' Acceptances, deliver the discounted proceeds of the sale of such Bankers' Acceptances received by it (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), deliver the Discount Proceeds thereof (less any fees payable to such Lender in respect thereof pursuant to Section 6.4), for the account of the Borrower through the Agent at the Agent's Accounts for Payments.

provided that in order to satisfy all or part of the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers' Acceptances accepted by a Lender which are being rolled over, such Lender shall receive and retain for its own account the discounted proceeds or Discount Proceeds, as applicable, of the new Bankers' Acceptances accepted by such Lender as part of such Rollover.

(d) **Waiver of Presentment and Other Conditions**: The Borrower waives presentment for payment and, except to the extent of the negligence or wilful misconduct of any Lender referred to in subsection 3.5(f), any other defence to payment of any amounts due to a Lender in respect of a Bankers' Acceptance

accepted and, if applicable, purchased by it pursuant to this Agreement which might exist solely by reason of such Bankers' Acceptance being held, at the maturity thereof, by such Lender in its own right and the Borrower agrees not to claim any days of grace if such Lender as holder sues the Borrower on the Bankers' Acceptance for payment of the amount payable by the Borrower thereunder. On the specified maturity date of a Bankers' Acceptance, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall, subject to subsection 3.5(g), pay the Agent on behalf of the Lender that has accepted and, if applicable, purchased such Bankers' Acceptance, the full face amount of such Bankers' Acceptance and following receipt of such payment the Lender shall be solely responsible for any payment to the holder thereof.

(e) **Terms of Each Bankers' Acceptance**: Each Bankers' Acceptance shall:

(i) have a term of approximately one (1), two (2), three (3) or six (6) months (excluding days of grace) subject to market availability (or, subject to the agreement of the Lenders, a longer or shorter period);

(ii) be in the standard form of the Lender accepting the same;

(iii) be denominated in minimum amounts of Cdn. $100,000 and whole multiples of Cdn $1,000 thereafter; and

(iv) have a term to maturity which is not inconsistent with the repayment of Borrowings in accordance with Section 5.2 and is not later than the Maturity Date.

(f) **Delivery of Blank Bankers' Acceptances**: If the power of attorney referred to in subsection 3.5(l) is revoked with respect to any Lender, then as a condition precedent to each Lender's obligation to accept and, if applicable, purchase Bankers' Acceptances hereunder, the Borrower shall have delivered to such Lender through the Agent at the Agent's Branch of Account sufficient bankers' acceptances endorsed in blank in sufficient time for such Lender to forward to and hold the same at its Toronto offices for issuance in accordance with a request from the Borrower. No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such bankers' acceptance endorsed in blank except any loss arising by reason of the negligence or wilful misconduct of such Lender or its officers, employees, agents or representatives or any loss arising by reason of such Lender or its officers, employees, agents or representatives failing to use the same standard of care in the custody of such bankers' acceptances endorsed in blank as such Lender uses in the custody of its own property of a similar nature. The Agent shall maintain a record with respect to such bankers' acceptances endorsed in blank that are received from the Borrower and that are delivered to a Lender hereunder. Each Lender shall maintain a record with respect to such Bankers' Acceptances endorsed in blank that are:

(i) received by such Lender from the Agent;

(ii) voided by such Lender for any reason;

(iii) accepted and, if applicable, purchased by such Lender hereunder; and

(iv) cancelled by such Lender at the maturity thereof.

Each Lender agrees to provide such record to the Agent upon request therefor by the Agent as well as concurrently with any request by such Lender to the Agent for any additional such bankers' acceptances endorsed in blank which are required from the Borrower. The Agent shall provide a report of such records received by the Agent to the Borrower upon request from the Borrower.

(g) **Failure to Give Notice**: If the Borrower fails to give notice to the Agent at the Agent's Branch of Account of the method of repayment of a Bankers' Acceptance prior to the date of maturity of such Bankers' Acceptance in accordance with the same period of notice required for the original acceptance of each such Bankers' Acceptance as provided in Section 3.4, the face amount of such Bankers' Acceptance shall be converted on its maturity to a Prime Loan pursuant to Section 3.10.

(h) **Execution of Bankers' Acceptances**: Subject to subsection 3.5(f), Bankers' Acceptances of the Borrower which are endorsed by or on behalf of the Borrower shall be signed by a duly authorized signatory or duly authorized signatories of the Borrower and may, at the option of the Borrower, be signed by way of affixing a reproduction of the signature or signatures of such duly authorized signatory or signatories. Notwithstanding that any Person whose signature appears on any Bankers' Acceptance as a signatory may no longer be an authorized signatory of the Borrower at the date of issuance of a Bankers' Acceptance, and notwithstanding that the signature affixed may be a reproduction only, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and as if such signature had been manually applied, and any such Bankers' Acceptance so signed shall be binding on the Borrower. The Lenders shall not be responsible or liable for any failure to make credit available by way of Bankers' Acceptances if such failure is due to the failure of the Borrower to return duly pre signed and pre endorsed Bankers' Acceptance forms to the Lenders on a timely basis.

(i) **Lenders to Purchase**: The Borrower shall be entitled to elect to have the Lenders purchase all, but not less than all, of any Bankers' Acceptances issued by the Borrower on the applicable Drawdown Date, Conversion Date or Rollover Date by advising the Lenders of such election in any written notice of Borrowing by way of Bankers' Acceptances in the form of Schedule "A" or notice of Conversion to a Bankers' Acceptance in the form of Schedule "C" or notice of any Rollover to a Bankers' Acceptance in the form of Schedule "D". If the Borrower fails to advise the Lenders of any such election in any such written notice, it shall

be deemed not to have elected to have the Lenders purchase such Bankers' Acceptances.

(j) **Prepayment**: A Bankers' Acceptance may only be repaid on its maturity date unless, prior to such maturity date, the Borrower provides for the funding in full of such unmatured Bankers' Acceptances by paying to and depositing with the Agent cash collateral for each such unmatured Bankers' Acceptances equal to the face amount payable at maturity thereof; such cash collateral deposited by the Borrower shall be held by the Agent in an interest-bearing cash collateral account with interest to be credited to the Borrower at rates prevailing at the time of deposit for similar accounts with the Agent. The amounts on deposit shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discount in respect thereof) and held by the Agent for set off on behalf of the Lenders against such obligations on the maturity of such Bankers' Acceptances. Such cash collateral shall be applied to satisfy the obligations of the Borrower for such Bankers' Acceptances as they mature and the Agent is hereby irrevocably directed by the Borrower to apply any such cash collateral to such maturing Bankers' Acceptances. Amounts held in such cash collateral accounts may not be withdrawn by the Borrower without the consent of the Lenders; however, interest on such deposited amounts shall be for the account of the Borrower and may be withdrawn by the Borrower so long as no Default or Event of Default is then continuing. If after maturity of the Bankers' Acceptances for which such funds are held and application by the Agent of the amounts in such cash collateral accounts to satisfy the obligations of the Borrower hereunder with respect to the Bankers' Acceptances being repaid, any excess remains, such excess shall be promptly paid by the Agent to the Borrower so long as no Default or Event of Default is then continuing.

(k) **BA Equivalent Advances**: Notwithstanding the foregoing provisions of this Section 3.5, a Non-Acceptance Lender shall, in lieu of accepting and, if applicable, purchasing, Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances on the basis that the Borrower had elected to have the Lenders purchase such Bankers' Acceptances and which, but for this subsection 3.5(k), such Non-Acceptance Lender would otherwise be required to accept and purchase as part of such a Borrowing by way of Bankers' Acceptances. To determine the amount of the Discount Proceeds, the hypothetical sale shall be deemed to take place at the Non-Acceptance Discount Rate applicable to such Non-Acceptance Lender. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the Bankers' Acceptances issued concurrently therewith by any Lenders as such Non-Acceptance Lender (or, if there are no other such Lenders, for such other term as may be selected by the Agent acting reasonably). Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the applicable BA Acceptance Fee which, but for this subsection 3.5(k), such

Non-Acceptance Lender would otherwise be entitled to receive as part of such issue of Bankers' Acceptances. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-Acceptance Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the face amount of the Bankers' Acceptance which, but for this subsection 3.5(k), such Lender would otherwise have been required to accept as part of such Borrowing by way of Bankers' Acceptance failing which such amount shall be converted to a Prime Loan. All references in this Agreement to "Bankers' Acceptances" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Borrowing by way of Bankers' Acceptances.

(l) **Bankers' Acceptance Undertaking**: The Borrower agrees to the undertaking annexed hereto as Schedule "E-1" regarding Bankers' Acceptances.

(m) **Power of Attorney Respecting Bankers' Acceptances:** The Borrower agrees to the power of attorney annexed hereto as Schedule "E-2", enabling such Lender to execute and deliver Bankers' Acceptances for and on behalf of the Borrower.

**3.6 Agent's Duties re Bankers' Acceptances**

(a) **Advice to the Lenders**: The Agent, promptly following receipt of a notice of Borrowing by way of Bankers' Acceptance in the form of Schedule "A" or a notice of Conversion of a Borrowing to a Bankers' Acceptance in the form of Schedule "C" or a notice of any Rollover of a Bankers' Acceptance in the form of Schedule "D", shall:

(i) advise the Borrower of the allocation of Bankers' Acceptances to each Lender such that the aggregate amount of Bankers' Acceptances required to be accepted by such Lender hereunder is, subject to subsection 3.9(b), in a whole multiple of Cdn $1,000; and

(ii) if the Borrower has elected to have the Lenders purchase such Bankers' Acceptances pursuant to subsection 3.5(i), advise each Lender of the face amount of each Bankers' Acceptance to be purchased by it and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. By no later than 9:00 a.m. (Calgary time) on each Drawdown Date, Conversion Date or Rollover Date on which the Lenders are required to purchase Bankers' Acceptances hereunder, the BA Reference Lenders, if applicable, shall advise the Agent of the applicable rate to be used by the Agent in the calculation of the Discount Rate in respect of such Bankers' Acceptances.

(b) **Bankers' Acceptances Being Marketed**: If the Borrower elects to market any Bankers' Acceptances in accordance with Section 3.5(b), the Agent, promptly following receipt of the following information from the Borrower, shall notify

each Lender of the amount of each issue of Bankers' Acceptances to be accepted by it, the face amount of each Bankers' Acceptance, the discounted proceeds of sale deliverable in respect thereof, the Person to whom the Bankers' Acceptances are to be delivered against delivery of the discounted proceeds of sale in respect thereof, and the term thereof, which term shall, subject to subsection 3.5(e), be identical for all Lenders. Such notification by the Agent shall be effected in accordance with its customary banking practices.

(c) **Bankers' Acceptances Being Purchased**: If the Borrower has elected to have the Lenders purchase Bankers' Acceptances issued by it pursuant to subsection 3.5(i), then on or prior to 9:30 a.m. (Calgary time) on the Drawdown Date, Conversion Date or Rollover Date relating to all Bankers' Acceptances to be purchased by the Lenders on such date, the Agent shall notify each Lender of the Discount Rate applicable to each Lender and the Discount Proceeds payable by each Lender. Such notification by the Agent shall be effected in accordance with its customary banking practices.

(d) **Completion of Bankers' Acceptance When Being Marketed**: Upon receipt of the notification pursuant to subsection 3.6(b), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank and deliver such Bankers' Acceptances to the Person designated to receive such Bankers' Acceptances upon receipt by such Lender of the discounted proceeds of sale payable in respect thereof, in accordance with the particulars so advised by the Agent.

(e) **Completion of Bankers' Acceptance When Being Purchased**: Upon receipt of the notification pursuant to subsection 3.6(c), each Lender is thereupon authorized to complete bankers' acceptances held by it in blank in accordance with the particulars so advised by the Agent.

**3.7 [Intentionally Deleted]**

**3.8 Notice of Repayment**

The Borrower shall give the Agent, at the Agent's Branch of Account, prior written notice of each repayment of Borrowings in accordance with the same period of notice required pursuant to Section 3.4 for the initial drawdown of the basis of Borrowing being repaid, such notice to be substantially in the form of Schedule "A". Notwithstanding the foregoing,

(a) a Bankers' Acceptance shall only be repaid on its maturity date unless the Borrower shall have complied with subsection 3.5(j) and Section 5.7; and

(b) a Libor Loan shall only be repaid on the last day of the applicable Interest Period unless the Borrower pays breakage costs pursuant to Section 5.8.

**3.9 Pro Rata Treatment of Borrowings**

(a) **Pro Rata Borrowings**: Subject to Section 3.3 and subsection 3.9(b), each Borrowing and each basis of Borrowing shall be made available by each Lender

and all repayments and reductions in respect thereof shall be made and applied in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, thereafter be in the same proportion as each Lender's Proportion. The Agent is authorized by the Borrower and each Lender to determine, in its sole and unfettered discretion, the amount of Borrowings and each basis of Borrowing to be made available by each Lender and the application of repayments and reductions of Borrowings to give effect to the provisions of this subsection 3.9(a), and Section 7.2; provided that no Lender shall, as a result of any such determination, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(b) **Agent's Discretion on Allocation**: In the event it is not practicable to:

(i) allocate each basis of Borrowing in accordance with subsection 3.9(a), by reason of the occurrence of circumstances described in Section 11.2 or Section 11.3; or

(ii) allocate Bankers' Acceptances to each Lender in accordance with subsection 3.9(a) such that the aggregate amount of Bankers' Acceptances required to be accepted or purchased by such Lender hereunder is in a whole multiple of Cdn $1,000;

the Agent is authorized to make such allocation as it determines in its sole and unfettered discretion may be equitable in the circumstances but no Lender shall, as a result of any such allocation, have Borrowings outstanding in an amount which is in excess of the amount of its Commitment.

(c) **Further Assurances by Borrower**: To the extent reasonably possible, the Borrower and each Lender agrees to be bound by and to do all things necessary or appropriate to give effect to the provisions of this Section 3.9.

### 3.10 Conversions

The Borrower may, during the term of this Agreement and if no Event of Default has occurred which is continuing, upon giving the Agent at the Agent's Branch of Account prior written notice of a conversion in accordance with the period of notice and other requirements set out in Section 3.4 (other than delivery of a notice in the form of Schedule "A") in respect of the basis of Borrowing to which any Borrowing is being converted, such notice to be substantially in the form of Schedule "C", convert any basis of Borrowing to another basis of Borrowing; provided that a Bankers' Acceptance may only be converted on its maturity date (unless the Borrower shall have complied with subsection 3.5(j) and Section 5.7) and a Libor Loan may only be converted on the last day of the applicable Interest Period (unless the Borrower pays breakage costs to the Lenders calculated in accordance with Section 5.8). On each Conversion Date, the Borrower shall be required to repay to the Agent the basis of Borrowing which is being converted and, subject to the provisions of this Agreement, the Lenders shall be required to make available to the Borrower the Borrowings into which such basis of Borrowing is being converted.

### 3.11 Rollovers

The Borrower may, during the term of this Agreement, Rollover all or any portion of a Bankers' Acceptance on its maturity date or a Libor Loan at the end of the applicable Interest Period upon giving the Agent at the Agent's Branch of Account prior written notice thereof, substantially in the form of Schedule "D", and in accordance with the period of notice and other requirements set out in Section 3.4 applicable to Bankers' Acceptances or Libor Loans as applicable (other than delivery of a notice in the form of Schedule "A"), unless immediately prior to the issuance of any Bankers' Acceptance or Libor Loan, an Event of Default shall have occurred and be continuing, in which event the Borrower shall be deemed to have converted such Bankers' Acceptance to a Prime Loan or such Libor Loan to a USBR Loan (as described below) pursuant to Section 3.10 and the Borrower shall not be entitled to Rollover such Bankers' Acceptance or Libor Loan. In the event notice of a Rollover of an existing Bankers' Acceptance or Libor Loan is not given pursuant to this Section 3.11 or notice of a Conversion of such existing Bankers' Acceptance or Libor Loan is not given pursuant to Section 3.10, such Bankers' Acceptance shall be converted on the maturity date of such Bankers' Acceptance to a Prime Loan and such Libor Loan shall be converted on the last day of the applicable Interest Period to a USBR Loan.

### 3.12 Notices Irrevocable

All notices delivered by the Borrower hereunder shall be irrevocable and shall oblige the Borrower to take the action contemplated on the date specified therein.

## ARTICLE IV
## [INTENTIONALLY DELETED]

## ARTICLE V
## REPAYMENT AND PREPAYMENT

### 5.1 Optional Repayment Without Reduction of Commitment

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time, repay the whole or any part of the Borrowings outstanding to the Lenders together with accrued interest thereon to the date of such repayment; provided that the Borrower shall not repay only a portion of a Borrowing unless the repaid portion paid to all Lenders is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 3.4 for Drawdowns of the type of Borrowing proposed to be repaid. Any optional repayment pursuant to this Section 5.1 shall not reduce the Total Commitment or the Commitment of any Lender if such repayment is made prior to the Term Date and, subject to the following sentence, will not reduce the Outstanding Principal below the Revolving Threshold Amount. Any optional repayment pursuant to this Section 5.1 shall reduce the Total Commitment (and, on a proportionate basis, the Commitment of each Lender) if (a) such repayment is made on or after the Term Date (in which case the reduction will be equal to the amount of such repayment) or (b) such repayment will reduce the Outstanding Principal below the Revolving Threshold Amount (in which case the reduction will be equal to the Revolving Threshold Amount immediately before such repayment less the Outstanding Principal immediately after such repayment).

### 5.2 Reduction of Commitment Upon and After Term Date

On the Term Date, the Commitment of each Lender shall be permanently reduced to an amount equal to the Outstanding Principal then owing to such Lender and any undrawn portion of the Total Commitment shall be permanently cancelled. From and after the Term Date, no further Drawdowns shall be made and any optional or mandatory repayment shall reduce the Total Commitment (and, on a proportionate basis, the Commitment of each Lender).

### 5.3 Mandatory Prepayments Prior to Maturity Date

Within five (5) Business Days after (a) the receipt of any of the proceeds referred to in (i) below, (b) the expiry of the re-investment period in the case of (ii) below or (c) the increase in the commitments referred to in (iii) below, the Borrower will prepay the Outstanding Principal by an amount equal to:

(i) the first **[REDACTED]** of net cash proceeds (net of all reasonable and customary expenses actually incurred in connection therewith) of any indebtedness for borrowed money (which, for certainty, includes any convertible debentures but excludes any Non-Recourse Debt) created, issued or incurred after the date hereof by the Trust, the Borrower or any other Subsidiary of the Trust, but excluding (A) indebtedness under this Agreement, the Existing Term Credit Agreement (subject to (iii) below) or the Existing Bilateral Credit Agreements, (B) intercompany indebtedness owing to the Trust or any Subsidiary of the Trust and (C) any capital leases or purchase money security interests which do not exceed **[REDACTED]** in the aggregate;

(ii) the net cash proceeds (net of all reasonable and customary expenses actually incurred in connection therewith) of any sale, lease, conveyance or other disposition of any assets or rights after the date hereof by the Borrower or any Restricted Subsidiary (other than a disposition described in Section 9.2(d)(ii), 9.2(d)(iii) or 9.2(d)(iv)), but excluding (A) all such proceeds received from and after the date hereof which do not exceed **[REDACTED]** in the aggregate or (B) to the extent all such proceeds received from and after the date hereof do exceed **[REDACTED]**, all such proceeds which are re-invested into tangible assets used in the business of the Borrower and its Restricted Subsidiaries within 120 days after the receipt thereof; and

(iii) any increase after the date hereof in the aggregate commitments under the Existing Term Credit Agreement if such increase results in the total commitment thereunder exceeding $375,000,000 (in which case the amount of the mandatory repayment will be an amount equal to the new total commitment less $375,000,000),

and the Total Commitment (and, on a proportionate basis, the Commitment of each Lender) shall be automatically reduced by the amount of any such proceeds or increase in

commitments referred to above regardless of whether such amount exceeds the then Outstanding Principal. The Borrower will provide the Agent with at least two (2) Business Days prior written notice of each such prepayment or reduction in the Total Commitment.

**5.4 Mandatory Repayment on Maturity Date**

On the Maturity Date, the Total Commitment shall be reduced to zero and the Borrower shall repay all Borrowings and other Loan Indebtedness.

**5.5 Optional Cancellation of Commitment and Prepayment**

Subject to Section 3.8, the Borrower may, without penalty or premium, at any time during the term of this Agreement upon five (5) Business Days prior written notice substantially in the form of Schedule "A", cancel all of the Total Commitment or any portion thereof in minimum amounts of $5,000,000 and multiples of $1,000,000 above such amount if, on or prior to the last day of such notice period, the Borrower has:

(a) prepaid or otherwise reduced Borrowings outstanding to each Lender in an amount equal to the amount by which Borrowings outstanding to such Lender would otherwise be in excess of such Lender's Commitment immediately after the reduction of the Total Commitment provided for in such notice;

(b) paid all accrued interest and other charges and fees in respect of the Borrowings being repaid or reduced as aforesaid; and

(c) to the extent applicable, paid all other amounts then due and owing under the Loan Documents.

Any such notice of cancellation is irrevocable and the amount of the Commitment of each Lender so cancelled and reduced may not be reinstated hereunder.

**5.6 Cancellation of a Lender's Commitment**

If:

(a) a Lender does not agree to make Borrowings available in respect of a Takeover;

(b) any payment is required to be made by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 7.3;

(c) Additional Compensation is payable by the Borrower to a Lender (but not to all of the Lenders) pursuant to Section 11.2;

(d) a Lender is affected by the provisions of Section 11.3 and all of the other Lenders are not so affected; or

(e) a Lender withholds its consent or approval following a request of the Borrower pursuant to this Agreement and, as a result, the consent of the Majority Lenders or all of the Lenders (as applicable) cannot be obtained to such request;

(any such Lender being called herein the "**Affected Lender**"),

then the Borrower may so long as no Default or Event of Default has occurred and is continuing:

(i) upon at least five (5) Business Days prior written notice to the Agent, irrevocably cancel all but not part of the Affected Lender's Commitment if on or prior to the last day of such notice period the Borrower has prepaid or otherwise reduced all Borrowings outstanding to such Lender, and paid all accrued interest and other charges and fees in respect of such Borrowings; and

(ii) at the Borrower's option but with the consent of the Agent, such consent not to be unreasonably withheld, and within thirty (30) days of any such cancellation, arrange for a replacement lender (which may be one of the Lenders) to replace all but not part of the Affected Lender's Commitment and any such replacement lender shall be novated into this Agreement in the place and stead of the Affected Lender;

provided that, in the case of (e) above, all such Affected Lenders shall either be replaced or have their Commitments cancelled pursuant to the provisions of this Section 5.6.

**5.7 Early Repayment of Bankers' Acceptances**

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.5 or 5.6 if the Borrowings required to be repaid to a Lender as a result thereof include Bankers' Acceptances accepted by such Lender with a maturity date falling subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower complies with subsection 3.5(j).

**5.8 Early Repayment of Libor Loans**

The Borrower shall not cancel all or any portion of the Total Commitment pursuant to Section 5.5 or 5.6 if the Borrowings required to be repaid to the Lenders as a result thereof include any Libor Loan with an Interest Period ending subsequent to the date of such cancellation unless, on the date of such cancellation, the Borrower pays to the Agent at the Agent's Accounts for Payments, for the account of the Lenders, all costs, losses, premiums and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such loan or any part thereof on other than the last day of the applicable Interest Period. Any Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the Borrower and the Agent a certificate of the Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

**5.9 Evidence of Indebtedness**

The Agent shall open and maintain on the books of the Agent's Branch of Account, accounts and records evidencing the Borrowings and other amounts owing by the Borrower to the Agent and each Lender under this Agreement (the "**Accounts**"). The Agent shall enter therein the amount of such Borrowings and each payment of principal of and interest on the Borrowings and fees and other amounts payable pursuant to this Agreement and shall record the Bankers' Acceptances accepted by each Lender and all other amounts becoming due to the Agent and each Lender under this Agreement. The Accounts constitute, in the absence of manifest error, *prima facie* evidence of the indebtedness of the Borrower to the Agent and each Lender pursuant to this Agreement, the date each Lender made each Borrowing available to the Borrower and the amounts the Borrower has paid from time to time on account of the principal of and interest on the Borrowings, fees payable pursuant to this Agreement and other amounts owing hereunder. The Agent shall, from time to time, provide to the Borrower copies of such accounts and records upon the Borrower's request and at the Borrower's expense.

**5.10 Currency Excess**

(a) If the Agent determines that the Outstanding Principal based on the Equivalent Amount of all US$ Borrowings exceeds the Total Commitment (the amount of such excess is herein called the "**Currency Excess**"), then, upon written request by the Agent (which request shall detail the applicable Currency Excess), the Borrower shall either repay sufficient Borrowings to remove the Currency Excess or collateralize the Currency Excess in accordance with subsection 5.10(b) (i) within 10 Business Days if the Currency Excess exceeds 102% of the Total Commitment and (ii) by the later of the tenth Business Day after such request and the next Drawdown Date, Rollover Date or Conversion Date in all other cases.

(b) If and to the extent that the Borrower fails to make sufficient repayments to eliminate such Currency Excess as provided in subsection 5.10(a) (the remainder thereof being herein called the "**Currency Excess Deficiency**"), the Borrower shall place an amount equal to the Currency Excess Deficiency on deposit with the Agent in an interest-bearing account with interest at rates prevailing at the time of deposit for the account of the Borrower, to be assigned to the Agent on behalf of the Lenders by instrument satisfactory to the Agent and to be applied to maturing Bankers' Acceptances or Libor Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application). The Agent is hereby irrevocably directed by the Borrower to apply any such sums on deposit to maturing Borrowings as provided in the preceding sentence. Upon the Currency Excess being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon, shall be returned to the Borrower.

# ARTICLE VI
# PAYMENT OF INTEREST AND FEES

## 6.1 Interest on Prime Loans

The Borrower shall pay interest in Canadian Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Prime Loan at a rate per annum (based on a year of 365 days) equal to the Prime Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the Prime Rate will simultaneously cause a corresponding change in the interest payable for a Prime Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Prime Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

## 6.2 Interest on USBR Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each USBR Loan at a rate per annum (based on a year of 365 days) equal to the U.S. Base Rate plus the applicable Margin in effect on the date for which such interest is calculated. A change in the U.S. Base Rate will simultaneously cause a corresponding change in the interest payable for a USBR Loan without the necessity of any notice to the Borrower. Such interest is payable monthly in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such USBR Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

## 6.3 Interest on Libor Loans

The Borrower shall pay interest in United States Dollars to the Agent at the Agent's Accounts for Payments on behalf of each Lender on each Libor Loan at a rate per annum (based on a 360 day year) equal to the Libor Rate for the applicable Interest Period plus the applicable Margin in effect on the date for which such interest is calculated. Such interest is payable in arrears on each Interest Payment Date for the period commencing on and including the immediately prior Interest Payment Date up to and including the last day prior to the Interest Payment Date on which such interest is to be paid and the Maturity Date, as applicable, and shall be calculated on a daily basis on the principal amount of such Libor Loan outstanding in such period based on the actual number of days elapsed in the period for which such interest is payable.

## 6.4 BA Acceptance Fee

The Borrower shall pay acceptance fees in Canadian Dollars for Bankers' Acceptances to the Agent on behalf of the Lenders at the Agent's Accounts for Payments. Such acceptance fees

are payable forthwith upon the acceptance of each Bankers' Acceptance issued by the Borrower at a rate per annum equal to the applicable Margin in effect on the acceptance of Banker's Acceptances denominated in Canadian Dollars multiplied by the face amount of such Bankers' Acceptance multiplied by the number of days in the term of such Bankers' Acceptance and divided by 365. BA Acceptance Fees payable to the Lenders pursuant to this Section 6.4 shall be paid in the manner specified in Section 3.5. All fees payable pursuant to this Section 6.4 on any date in respect of any issuance of Bankers' Acceptances shall be calculated by the Agent and payable by the Borrower based on the applicable Margin in effect on such date; provided that if during the term of any such Bankers' Acceptance a change in the applicable Margin occurs as a result of a change in the Consolidated Debt to EBITDA Ratio, the BA Acceptance Fees shall be adjusted in accordance with Section 6.12.

**6.5 [Intentionally Deleted]**

**6.6 Interest on Overdue Amounts**

The Borrower shall, on demand, pay to the Agent on behalf of each Lender at the Agent's Accounts for Payments interest on all overdue payments in connection with this Agreement from the date any such payment becomes overdue and for so long as such amount remains unpaid at a rate per annum which is equal to:

(a) if the overdue payment is in respect of amounts due in Canadian Dollars, the interest rate then applicable to Prime Loans plus one percent (1%); and

(b) if the overdue payment is in respect of amounts due in United States Dollars, the interest rate then applicable to USBR Loans plus one percent (1%).

Such interest on overdue amounts shall be computed daily, compounded monthly and shall be payable both before and after default, maturity and judgment.

**6.7 Standby Fees**

The Borrower shall pay standby fees in Canadian Dollars to the Agent on behalf of each Lender at the Agent's Accounts for Payments monthly in arrears on the first Business Day of each month commencing with the first Business Day of the month following the month in which the Closing Date occurs and ending on the first Business Day of the month immediately following the Term Date. Each payment of standby fees shall be calculated for the period commencing on and including the Closing Date or the date immediately following the last date up to which such standby fees have been calculated and paid hereunder, as the case may be, up to and including the last day of the month for which such standby fees are to be paid or the Term Date, as the case may be. Such standby fees shall be calculated on a daily basis at a rate per annum equal to the applicable Margin (based on a year of 365 days) in effect on each day during such period calculated on the amount, if any, of the difference obtained by subtracting the Outstanding Principal (converted to an Equivalent Amount of Cdn$ if applicable) owing to such Lender during such period from the amount of such Lender's Commitment in effect during such period.

### 6.8 Agent's Fees

The Borrower shall pay agency fees to the Agent for the Agent's sole account at the Agent's Accounts for Payments at the time or times and in the amount agreed to in writing by the Borrower and the Agent. Such fees shall, for purposes of this Agreement, be deemed to be an amount payable pursuant to this Agreement.

### 6.9 Maximum Rate Permitted by Law

Under no circumstances shall a Lender be entitled to receive nor shall it in fact receive a payment or partial payment of interest, fees or other amounts under this Agreement at a rate that is prohibited by applicable law. Accordingly, notwithstanding anything herein or elsewhere contained, if and to the extent that under any circumstances, the effective annual rate of "interest" (as defined in section 347 of the *Criminal Code of Canada*) received or to be received by a Lender (determined in accordance with such section) on any amount of "credit advanced" (as defined in that section) pursuant to these presents or any agreement or arrangement collateral hereto entered into in consequence or implementation hereof would, but for this Section 6.9, be a rate that is prohibited by applicable law, then the effective annual rate of interest, as so determined, received or to be received by the Lender on such amount of credit advanced shall be and be deemed to be adjusted to a rate that is one whole percentage point less than the lowest effective annual rate of interest that is so prohibited (the "adjusted rate"); and, if the Lender has received a payment or partial payment which would, but for this Section 6.9, be so prohibited then any amount or amounts so received by the Lender in excess of the adjusted rate shall and shall be deemed to have comprised a credit to be applied to subsequent payments on account of interest, fees or other amounts due to the Lender at the adjusted rate.

### 6.10 Nominal Rates

The theory of deemed reinvestment shall not apply to the calculation of interest or payment of fees or other amounts hereunder, notwithstanding anything contained in this Agreement, in any note, bankers' acceptance or other evidence of indebtedness or in any Loan Document now or hereafter taken by the Agent or any Lender for the obligations of the Borrower under this Agreement, or any other instrument referred to herein, and all interest and fees payable by the Borrower to the Lender, shall accrue from day to day, computed as described herein in accordance with the "nominal rate" method of interest calculation.

### 6.11 Waiver

To the extent permitted by law, any provision of the *Judgment Interest Act* (Alberta) and the *Interest Act* (Canada) which restricts the rate of interest on any judgment debt shall be inapplicable to this Agreement and is hereby waived by the Borrower.

### 6.12 Margin Changes; Adjustments for Margin Changes

(a) Any change in the Margin due to a change in the Consolidated Debt to EBITDA Ratio shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Financial Statements (and accompanying Compliance Certificate) which reflect such Consolidated Debt to

EBITDA Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements and Compliance Certificate within the time permitted by subsection 9.1(m), then, unless the Majority Lenders otherwise agree, the Margin shall be based upon Level 4 for the period from the day immediately following the latest date permitted hereunder for delivery of such Financial Statements and Compliance Certificate until the date of delivery thereof in which case the Margin shall be based on the Consolidated Debt to EBITDA Ratio reflected in such Financial Statements until further changed in accordance herewith.

(b) The change in the Margin on the Term Date shall become effective immediately on the Term Date.

(c) For any Borrowings outstanding as of the effective date of a change in the Margin:

(i) in the case of increases in such rates per annum, the Borrower shall pay to the Agent for the account of the Lenders such additional interest or fees, as the case may be, as may be required to give effect to the relevant increases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant increase in rates;

(ii) in the case of decreases in such rates per annum, the Borrower shall receive a credit against subsequent interest payable on Borrowings pursuant to Section 6.1, 6.2 or 6.3 or acceptance fees payable pursuant to Section 6.4 to the extent necessary to give effect to the relevant decreases in the interest or fees payable on or in respect of such Borrowings from and as of the effective date of the relevant decrease in rates; and

(iii) in respect of acceptance fees payable pursuant to Section 6.4, such acceptance fees shall be adjusted by determining the acceptance fees payable based on the Margin in effect (and any changes thereto) on each day of the term of such Bankers' Acceptances.

(d) The payments required by subsection 6.12(c)(i) shall be made on (i) the next Interest Payment Date (in the case of outstanding Prime Loans, USBR Loans and Libor Loans), and (ii) the earlier of the next Rollover Date or Conversion Date or, if the relevant Interest Period is longer than three months, the last Business Day of each three month period during such Interest Period (in the case of outstanding Bankers' Acceptances). The adjustments required by subsection 6.12(c)(ii) shall be accounted for in successive interest and fee payments by the Borrower until the amount of the credit therein contemplated has been fully applied; provided that, upon satisfaction in full of all Loan Indebtedness and cancellation of the Total Commitment in accordance herewith, the Lenders shall pay to the Borrower an amount equal to any such credit which remains outstanding.

### 6.13 Interest Act

Whenever a rate of interest hereunder is calculated on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

## ARTICLE VII
## PAYMENT AND TAXES

### 7.1 Time, Place and Currency of Payment

Payments of principal, interest, fees and all other amounts payable by the Borrower pursuant to this Agreement shall be paid for value at or before 10:00 a.m. (Calgary time) on the day such amount is due. If any such day is not a Business Day, such amount shall be deemed for all purposes of this Agreement to be due on the Business Day next following such day and such extension of time shall in such case be included in the computation of the payment of any interest or fees payable under this Agreement. All payments shall be made at the Agent's Accounts for Payments. Receipt by the Agent from the Borrower of funds pursuant to this Agreement, as principal, interest, fees or otherwise, shall be deemed to be receipt of such funds by the Agent or Lenders, as the case may be.

### 7.2 Application of Payments Prior to an Event of Default

Except as otherwise agreed to by the Lenders in their sole discretion, all payments made by or on behalf of the Borrower pursuant to this Agreement prior to the delivery of an Acceleration Notice pursuant to Section 10.2 or the occurrence of an Event of Default under subsection 10.1(b) or 10.1(c) shall be applied rateably, without preference or priority, among the Lenders and the Agent in accordance with the respective amounts as follows:

(a) firstly, in payment of any amounts due and payable as and by way of recoverable expenses hereunder;

(b) secondly, in payment of any amounts due and payable as and by way of the Agent's fees referred to in Section 6.8;

(c) thirdly, in payment of any amounts due and payable as and by way of the standby fees referred to in Section 6.7;

(d) fourthly, in payment of any amounts due and payable and by way of interest on Borrowings pursuant to Section 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to Section 6.4 and interest on overdue amounts pursuant to Section 6.6; and

(e) fifthly, in payment of any amounts (other than Borrowings) then due and payable by the Borrower hereunder other than amounts hereinbefore referred to in this Section 7.2.

with the balance to be applied to repay or otherwise reduce Borrowings in a manner so that the Borrowings and each basis of Borrowing outstanding hereunder to each Lender will, to the extent possible, be in the same proportion as the Lender's Proportion of such Lender.

### 7.3 Taxes

The Borrower shall make all payments to the Agent on behalf of the Lenders without set off or counterclaim, free and clear of, and without deduction for or on account of, any Tax. If any Tax is deducted or withheld from any payments, the Borrower shall promptly remit to the Agent on behalf of the Lenders the equivalent of the amounts so deducted or withheld together with such additional amounts as may be necessary so that after making all required deductions or withholdings, including deductions or withholdings applicable to additional amounts paid under this Section 7.3, each Lender shall receive an amount equal to the amount it would have received if no deduction or withholding had been made. The Borrower, if required by the Agent, shall also provide to the Agent the relevant official receipts or other evidence satisfactory to the Agent evidencing payment to the appropriate taxing authority of each such Tax by the Borrower on behalf of the Lenders. If following the making of any payment by the Borrower under this Section 7.3, any Lender is granted a credit against or refund in respect of any tax payable by it in respect of the Taxes to which such payment relates, such Lender shall (subject to the Borrower having paid the relevant amount payable under this Section 7.3) to the extent that it is satisfied that it can do so without prejudice to the retention of the amount of such credit or refund, reimburse the Borrower such amount as the Lender shall certify to be the proportion of such credit or refund as will leave the Lender, after such reimbursement, in no worse or better position than it would have been in if the relevant Taxes had not been imposed upon, or the relevant amounts in respect of the relevant Taxes had not been deducted or withheld in respect of, the payment by the Borrower as aforesaid. Each such Lender shall, at the Borrower's expense, file such documents and do such things as may be reasonably necessary to obtain such credit or refund.

## ARTICLE VIII
## CONDITIONS PRECEDENT TO DISBURSEMENT OF THE BORROWINGS

### 8.1 Conditions Precedent to Initial Drawdown

The obligation of each Lender to make the initial Drawdown hereunder is subject to and conditional upon the satisfaction of the following conditions precedent or waiver thereof by the Agent on behalf of the Lenders:

(a) **No Event of Default**: as of such Drawdown Date there exists no Default or Event of Default which has occurred and is continuing and no Acceleration Notice has otherwise been delivered by the Agent to the Borrower pursuant to Section 10.2;

(b) **Representations and Warranties True**: the representations and warranties contained in Article 2 are true and correct as of such Drawdown Date;

(c) **Cancellation of Existing Taylor Credit Agreement**: the Agent shall have received satisfactory evidence that (i) the Existing Taylor Credit Agreement will

be cancelled on such Drawdown Date, (ii) all indebtedness of Taylor LP thereunder will be repaid in full with the proceeds of the initial Drawdown hereunder and (iii) all security which secures such indebtedness will be released and discharged upon the repayment of such indebtedness;

(d) **Receipt of Documentation**: the Agent shall have received, in sufficient numbers for distribution to each of the Lenders in form and substance satisfactory to the Agent and Lenders, the following:

(i) a duly executed copy of this Agreement;

(ii) a duly executed Compliance Certificate;

(iii) a certificate of status or similar evidence of existence in respect of the Borrower and the General Partner under the laws of their respective jurisdictions of formation;

(iv) copies of:

(A) the certificate of limited partnership and the limited partnership agreement establishing the Borrower, and

(B) the articles of incorporation and by laws of the General Partner,

certified in each case by a senior officer of the General Partner as of the Closing Date;

(v) a copy of a resolution of the board of directors of the General Partner relating to its authority to execute, deliver and perform the Borrower's obligations under this Agreement and the manner in which and by whom this Agreement is to be executed and delivered, certified in each case by a senior officer of the General Partner as of the Closing Date;

(vi) a certificate dated as of the Closing Date setting forth specimen signatures of the individuals who will be executing this Agreement on behalf of the General Partner, certified by a senior officer of the General Partner;

(vii) an opinion of Stikeman Elliott LLP, counsel to the Borrower, addressed to the Agent, each Lender and Macleod Dixon LLP, counsel to the Agent and the Lenders, with respect to the Borrower, this Agreement, and the transactions provided for therein and the legal, valid, binding and enforceable nature thereof, in form and substance satisfactory to the Lenders, acting reasonably;

(viii) an opinion of Macleod Dixon LLP, counsel to the Agent and the Lenders, addressed to the Agent and each Lender with respect to this Agreement and the transactions provided for therein, in form and substance satisfactory to the Lenders, acting reasonably; and

(ix) such other closing documents and documentation which the Agent may reasonably request;

(e) **No Material Adverse Effect**: No Material Adverse Effect has occurred and is continuing since December 31, 2007; and

(f) **Agency Fees**: the Agent shall have received payment or satisfactory assurances of payment of all agency fees payable by the Borrower.

### 8.2 Continuing Conditions Precedent

The obligation of each Lender to make available any Borrowings pursuant to Section 3.4, 3.10 or 3.11 is subject to and conditional upon the satisfaction that on each Drawdown Date, Conversion Date and Rollover Date there exists, with respect to Drawdowns pursuant to Section 3.4, no Default or Event of Default or, with respect to Borrowings pursuant to Sections 3.10 and 3.11, no Event of Default, in each case which is continuing and no Default or Event of Default would arise as a result of such Borrowings after giving effect to such Borrowings and the receipt and application of the net proceeds of such Borrowings and, with respect to Drawdowns pursuant to Section 3.4, the representations and warranties referred to in Section 2.1 being true and correct as at each such date as if made at and as of the applicable Drawdown Date.

### 8.3 Waiver of a Condition Precedent

The terms and conditions of Sections 8.1 and 8.2 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent by or with the prior consent of the Lenders in accordance with subsection 12.12(b) in whole or in part with or without terms or conditions, in respect of all or any portion of the Borrowings, without affecting the right of the Lenders to assert such terms and conditions in whole or in part in respect of any other Borrowing.

## ARTICLE IX
## COVENANTS OF THE BORROWER

### 9.1 Positive Covenants of the Borrower

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Payment and Performance**: the Borrower shall duly and punctually pay all sums of money due by it hereunder and the Borrower and the Restricted Subsidiaries shall perform all other obligations on their part to be performed under the terms of the Loan Documents at the times and places and in the manner provided for therein;

(b) **Existence of the Borrower**: the Borrower shall maintain its existence in good standing under the laws of the jurisdiction of its formation and register and qualify and remain registered and qualified to carry on business in all jurisdictions

where the character of the properties owned by it or the nature of the business transacted by it makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(c) **Existence of the Restricted Subsidiaries**: the Borrower shall cause each of its Restricted Subsidiaries to maintain its existence in good standing under the laws of the jurisdiction of its formation and shall cause each to duly register and qualify and remain duly registered and qualified to carry on business in all jurisdictions where the character of the properties owned by it or the nature of the business transacted by its makes such registration or qualification necessary, except to the extent that failure to be in good standing or to be so registered or qualified does not have a Material Adverse Effect;

(d) **Maintenance of Pipelines and Facilities**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain and operate all of its material properties and assets, including, without limitation, its Pipelines and Facilities, in a good and workmanlike manner and in accordance with generally accepted industry practice and conduct its business in a proper and prudent manner and maintain and preserve its assets and properties except to the extent that failure to do so does not have a Material Adverse Effect, and the Borrower shall cause each of its Restricted Subsidiaries to comply with all of its obligations under all agreements and instruments to which it is a party or by which it is bound or affected, except to the extent that failure to do so does not have a Material Adverse Effect;

(e) **General Insurance**: the Borrower shall and shall cause each of its Restricted Subsidiaries to maintain in full force and effect with insurers of recognized standing such policies of insurance (including insurance in connection with the disposal, handling, storage, transportation or generation of hazardous materials) on such terms and in such amounts (including deductibles, co insurance and self insurance in accordance with generally accepted industry practice) covering the properties and operations of the Borrower and its Restricted Subsidiaries including, without limitation, its Pipelines and Facilities, as is customarily maintained by Persons engaged in the same or similar business in accordance with generally accepted industry practice;

(f) **Compliance With Laws and Regulations**: the Borrower shall and shall cause each of its Restricted Subsidiaries to:

(i) comply in all respects with all applicable laws, rules, regulations and orders of governmental authorities, including, without limitation, Environmental Laws; and

(ii) observe and conform in all respects to all valid requirements of any Governmental Authority relative to any of its assets and all covenants,

terms and conditions of all agreements upon or under which any of its assets are held;

except to the extent failure to so comply or failure to so observe and conform does not have a Material Adverse Effect;

(g) **Notice of Environmental Damage**: the Borrower shall, promptly upon acquiring knowledge thereof, provide the Agent with written notice of the discovery of any contaminant or of any spill, discharge, deposit, escape or release of a contaminant into the environment from or upon any land or property owned, leased or otherwise occupied by the Borrower or its Subsidiaries which has a Material Adverse Effect;

(h) **Additional Environmental Information**: the Borrower shall, upon the request of the Agent (acting reasonably), make available for discussion with the Lenders at all reasonable times the senior officers of AltaGas primarily responsible for the environmental activities and affairs of the Borrower and its Restricted Subsidiaries;

(i) **Notice of Material Adverse Effect**: the Borrower shall provide prompt written notice to the Agent of any matter of which it is aware that has a Material Adverse Effect;

(j) **Notice of Defaults**: the Borrower shall provide prompt written notice to the Agent of any Default or Event of Default upon it or any of its Restricted Subsidiaries becoming aware thereof or of any event or circumstance which would be a Default or Event of Default but for the provision contained in parenthesis in the definition of Default and the provision contained in parenthesis in Section 10.1;

(k) **Payment of Taxes and Government Levies**: the Borrower shall and shall cause each of its Restricted Subsidiaries to pay or cause to be paid all rents, Taxes, rates, levies, royalties and assessments, ordinary or extraordinary, government fees, dues, and other obligations to pay money validly levied, assessed or imposed upon it, or upon its properties or any part thereof, as and when the same become due and payable, except to the extent that failure to do so does not have a Material Adverse Effect, or except to the extent and for so long as the Borrower or such Restricted Subsidiary shall contest in good faith its obligation to do so if in such case the Lenders shall be satisfied, acting reasonably, that any such contestation will involve no risk of loss of any material part of the property of the Borrower and its Restricted Subsidiaries taken as a whole; and it will exhibit to the Lenders, when reasonably required, the receipts and vouchers establishing such payment;

(l) **Maintenance of Books and Records**: the Borrower shall and shall cause its Restricted Subsidiaries to keep proper and adequate records and books of account in which true and complete entries will be made in a manner sufficient to enable the preparation of financial statements in accordance with Generally Accepted

Accounting Principles and, upon the request of the Agent, make the same available for confidential inspection by the Agent and the Lenders and their respective employees at all reasonable times;

(m) **Financial Disclosure**: the Borrower shall furnish to the Agent:

(i) as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower, the audited consolidated annual Financial Statements as at the end of such Fiscal Year;

(ii) as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, the unaudited consolidated interim Financial Statements;

(iii) unless included in (i) above, as soon as publicly available and in any event within one hundred and twenty (120) days after the end of each Fiscal Year of the Trust, the audited consolidated annual financial statements of the Trust as at the end of such Fiscal Year; and

(iv) unless included in (ii) above, as soon as publicly available and in any event within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Trust, the unaudited consolidated interim financial statements of the Trust;

(n) **Compliance Certificate**: the Borrower shall furnish to the Agent within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower and within sixty (60) days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Borrower, a duly executed and completed Compliance Certificate executed by a senior financial officer of AltaGas Ltd. on behalf of the Borrower together with such back up information as the Agent may reasonably require;

(o) **Trust Reports**: the Borrower shall furnish to the Agent all financial statements, proxy statements, notices and reports as the Trust shall send to its unitholders generally;

(p) **Additional Information**: the Borrower shall furnish to the Agent any additional information regarding the business affairs, operations, properties and assets and financial condition of the Borrower and its Restricted Subsidiaries as the Agent may reasonably request from time to time, provided, however that the Borrower is not restricted from furnishing such information to the Agent by contract or by law;

(q) **Ranking with Other Debt**: the Borrower shall ensure that at all times all payment obligations of each of the Borrower and the Subsidiary Guarantors under the Loan Documents and under any Swap Agreements to which it is a party rank and will in all events and circumstances rank at least pari passu in right of

payment with its other most senior unsecured Indebtedness for borrowed money, other than payment obligations preferred by statute or by operation of law;

(r) **Further Assurances**: the Borrower shall, within thirty (30) days after notice thereof from the Agent, do all such further acts and things and execute and deliver all such further documents as shall be reasonably required by the Agent in order to ensure the terms and provisions of the Loan Documents are fully performed and carried out and to ensure that each material provision of each Loan Document to which the Borrower is a party is and continues to be a valid and binding obligation of the Borrower enforceable against the Borrower in accordance with its terms (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and by moratorium laws from time to time in effect);

(s) **Notice of Litigation**: the Borrower shall provide prompt written notice to the Agent of any actions, suits or proceedings threatened or pending against the Borrower or any of its Restricted Subsidiaries of which it is aware that has or would reasonably be expected to have a Material Adverse Effect;

(t) **Notice of Rating Change**: the Borrower shall provide prompt written notice to the Agent of any advice from any Designated Rating Agency that it has changed the Debt Rating assigned by it;

(u) **Restricted Subsidiary Ownership**: the Borrower shall ensure at all times that each Restricted Subsidiary is at all times a direct Subsidiary of the Borrower or another Restricted Subsidiary; provided, however, for greater certainty, shares of Restricted Subsidiaries held by Persons other than Restricted Subsidiaries and other than Persons holding such shares in trust or as nominee for the Borrower or a Restricted Subsidiary, shall not be considered to be shares held directly by the Borrower or a Restricted Subsidiary;

(v) **Asset Ownership**: the Borrower shall ensure that it and the Restricted Subsidiaries directly own assets (as the same would be shown on a balance sheet of the Borrower consolidated with the Restricted Subsidiaries in accordance with GAAP, but for greater certainty, excluding any Non-Recourse Assets and any investments in any Unrestricted Subsidiaries) with a book value of not less than 75% of the total assets of the Borrower (as the same would be shown on a consolidated balance sheet of the Borrower and its Subsidiaries in accordance with GAAP); and

(w) **Corporate Structure**: the Borrower shall provide the Agent with an updated organizational chart promptly after any additions or deletions are made to any of the Restricted Subsidiaries or the ownership structure thereof.

**9.2 Negative Covenants of the Borrower**

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Restriction on Amalgamation etc.**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person (herein called a "**Successor**") whether by way of reconstruction, reorganization, recapitalization, consolidation, amalgamation, merger, transfer, sale or otherwise (each a "**Transaction**") unless:

(i) in the case of the Borrower or a Subsidiary Guarantor, prior to or contemporaneously with the consummation of such Transaction:

(A) the Successor will be bound by or have assumed all the covenants and obligations of the Borrower or Subsidiary Guarantor, as applicable, under the Loan Documents to which it is a party;

(B) the Loan Documents to which the Borrower or Subsidiary Guarantor, as applicable, was a party immediately prior to entering into the Transaction will be valid and binding obligations of the Successor (whether by assumption or otherwise) enforceable against such Successor and entitling the Lenders, as against such Successor, to exercise all their rights under, as applicable, such Loan Documents (except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or similar laws affecting creditors rights generally and by moratorium laws from time to time in effect);

and provided that the Successor shall also execute and/or deliver to the Lenders such documents (including legal opinions of counsel to such Successor), if any, as may, in the reasonable opinion of the Lenders, be necessary to effect or establish (A) and (B) above;

(ii) the Successor is:

(A) a corporation with limited liability governed (as to corporate matters) by the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(B) a limited or general partnership formed under and governed (as to partnership matters) by, and each general partner of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or

provincial laws of Canada immediately prior to such Transaction) or the federal or state laws of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction); or

(C) a trust formed under and governed (as to trust matters) by, and the trustee of which is a corporation with limited liability governed (as to corporate matters) by, the federal laws of Canada or the laws in force in a province of Canada other than Quebec (in the case of the Borrower or a Restricted Subsidiary subsisting under the federal or provincial laws of Canada immediately prior to such Transaction) or the federal laws of the United States or the laws in force in any state of the United States (in the case of a Restricted Subsidiary subsisting under the federal or state laws of the United States immediately prior to such Transaction);

(iii) such Transaction shall be on such terms and shall be carried out in such manner as to preserve and not to impair any of the rights and powers of the Lenders hereunder and under any other Loan Documents;

(iv) such Transaction shall not result in the undertaking, property and assets of the Successor being subject to any Security Interests other than Permitted Encumbrances;

(v) such Transaction shall not result in a Material Adverse Effect; and

(vi) no Event of Default or Default shall have occurred and be continuing immediately prior to such Transaction or will occur as a result of such Transaction;

provided that:

(A) upon completion of any Transaction whereby all or substantially all of the Borrower's undertaking, property and assets become the property of any other Person, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party;

(B) upon completion of any Transaction whereby all or substantially all of a Guarantor Subsidiary's undertaking, property and assets become the property of any other Person, the predecessor Guarantor Subsidiary shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party; and

(C) if the Successor is a successor to the Borrower and such Successor is not a limited partnership, such consequential amendments shall be made to this Agreement as may be reasonably required in order

to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material respects to their respective rights and obligations hereunder on the Closing Date;

(b) **Change of Business**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, change in any material respect the nature of the business or operations of the Borrower and its Restricted Subsidiaries taken as a whole from activities relating to the energy sector;

(c) **Negative Pledge**: except for Permitted Encumbrances, the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Security Interest upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired and including, without limitation, its Pipelines and Facilities unless it causes the Loan Indebtedness and all Swap Agreements to be secured equally and rateably with such Security Interest;

(d) **Restriction on Sale**: the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, make any sale, exchange, lease, transfer or other disposition of any of its assets to any Person without the prior written consent of the Majority Lenders (such consent not to be unreasonably withheld) except for:

(i) sales or other dispositions by the Borrower or such Restricted Subsidiary in the ordinary course of business;

(ii) sales or other dispositions to the Borrower or a Restricted Subsidiary;

(iii) sales or other dispositions of Non-Recourse Assets;

(iv) dispositions pursuant to any Securitization Program (not to exceed $125,000,000 in the aggregate); and

(v) other dispositions of assets having an aggregate fair market value which does not exceed ten (10%) percent of Consolidated Total Assets in any Fiscal Year;

(e) **No Postponement or Subordination of Inter Corporate Indebtedness**: the Borrower shall not and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any arrangement whereby any Indebtedness for borrowed money owed to it or them by the Borrower or any Subsidiary Guarantor is postponed or subordinated to and in favour of any other Indebtedness for borrowed money (other than the Loan Indebtedness or unless the Loan Indebtedness receives the benefit of the same or an equivalent postponement or subordination);

(f) **Restricted Subsidiary Debt Limitation**: the Borrower shall not permit any of its Restricted Subsidiaries (other than Subsidiary Guarantors) to create, incur, assume, permit to exist or otherwise become directly or indirectly liable for an amount of Indebtedness of the types referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the types referred to in paragraphs (i) through (n) inclusive of such definition which, in the aggregate, exceeds five (5%) percent of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries;

(g) **Limitation on Distributions:** the Borrower shall not, and shall not permit any of its Restricted Subsidiaries to, make any Distribution to the Trust or any Subsidiary of the Trust (other than to the Borrower or any Restricted Subsidiary) at any time that:

(i) a Default or Event of Default exists or would be reasonably expected to exist upon or as a result of making such Distribution;

(ii) such Distribution would cause the aggregate Distributions made during the 12 month period ending on the date of such Distribution to exceed the cumulative Distributable Cash for such period; and

(h) **Limitation on Swaps:** the Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any Swaps for speculative purposes.

**9.3 Financial Covenants**

During the term of this Agreement, the Borrower covenants with each of the Lenders and the Agent that:

(a) **Consolidated Debt to Capitalization Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to Capitalization Ratio to exceed sixty (60%) percent at the end of each Fiscal Quarter;

(b) **Consolidated Debt to EBITDA Ratio Covenant**: the Borrower shall not permit the Consolidated Debt to EBITDA Ratio to exceed 3.50 to 1.00 at the end of each Fiscal Quarter; and

(c) **Consolidated EBITDA to Interest Expense Ratio Covenant**: the Borrower shall not permit the Consolidated EBITDA to Interest Expense Ratio to be less than 2.50 to 1.00 at the end of each Fiscal Quarter;

provided that:

(i) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and Consolidated Interest Expense to be used for any Look-Back Period in which a Material Acquisition or Material Disposition has been completed shall be adjusted so as to approximate the effect which that Material

Acquisition or Material Disposition would have on Consolidated EBITDA and Consolidated Interest Expense for the Look-Back Period if that Material Acquisition or Material Disposition had been completed on the first day of that Look-Back period. Such approximation and adjustment shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets acquired or disposed of in that Material Acquisition or Material Disposition for each complete calendar month in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed, multiplying those amounts by a fraction having twelve (12) as its numerator and having the number of complete calendar months in that Look-Back Period following the month in which that Material Acquisition or Material Disposition was completed as its denominator, and making the appropriate adjustments; and

(ii) for the purposes of calculating the above financial ratios, and in determining the Margin, the calculations of Consolidated EBITDA and Consolidated Interest Expense to be used for any Look-Back Period which includes the first full Fiscal Quarter of commercial operations of a Material Expansion (the "**First Operational Quarter**") shall, with the consent of the Majority Lenders(such consent not to be unreasonably withheld), be adjusted so as to approximate the effect which the Material Expansion which resulted in such First Operational Quarter would have had on Consolidated EBITDA and Consolidated Interest Expense for that Look-Back Period if that Material Expansion had commenced commercial operations on the first day of that Look-Back Period. Such adjustment and approximation shall be made by determining the total amount of Consolidated EBITDA and Consolidated Interest Expense attributable to the assets comprising the Material Expansion during the Look-Back Period and multiplying those amounts by:

(A) 4.00, as at the end of and for the first Fiscal Quarter of commercial operations of such a Material Expansion;

(B) 2.00, as at the end of and for the first two Fiscal Quarters of commercial operations of such a Material Expansion; and

(C) 1.333, as at the end of and for the first three Fiscal Quarters of commercial operations of such a Material Expansion;

and making the appropriate adjustments.

**9.4 Delivery and Release of Subsidiary Guarantees**

(a) The Borrower shall promptly deliver to the Agent such Subsidiary Guarantees (including all such related certificates, resolutions and opinions as the Agent may

reasonably request) from such Restricted Subsidiaries as may be necessary to ensure that the Borrower is at all times in compliance with subsection 9.2(f).

(b) Provided that no Default or Event of Default has occurred and is continuing and that the release of a Subsidiary Guarantee from any Subsidiary Guarantor will not result in a Default or Event of Default immediately after such release, the Agent shall release such Subsidiary Guarantee promptly after receipt of a written request from the Borrower requesting such release.

(c) If Scotia, in its capacity as Agent, or any successor thereto, in its capacity as Agent (the "**Departing Agent**") ceases to be the Agent, the Departing Agent shall transfer and assign all of its interest in any Subsidiary Guarantee provided hereunder to the replacement agent or, if the Total Commitment has been cancelled, to the Swap Lenders.

## ARTICLE X
## EVENTS OF DEFAULT

### 10.1 Events of Default

The occurrence of any one or more of the following events or circumstances constitutes an Event of Default under this Agreement (other than the occurrence of an event or circumstance applicable to a Restricted Subsidiary that the Borrower could designate as no longer being a Restricted Subsidiary in compliance with the definition of Restricted Subsidiary, provided that, if so requested by the Agent on behalf of the Lenders, the Borrower designates such Restricted Subsidiary to be no longer a Restricted Subsidiary within three (3) Business Days of such request):

(a) **Non-Payment**: non-payment of principal, interest, fees or any other amounts outstanding under this Agreement for a period of one (1) Business Day (in the case of principal) and five (5) Business Days (in all other cases) after written notice to the Borrower from the Agent that any such amount is overdue;

(b) **Voluntary Insolvency**: if the Borrower or any of its Restricted Subsidiaries shall:

(i) apply for or consent to the appointment of a receiver, trustee or liquidator of itself or of all or a substantial part of its assets:

(ii) make a general assignment for the benefit of creditors;

(iii) commit an act of bankruptcy under the *Bankruptcy and Insolvency Act* (Canada);

(iv) commence any cause, proceeding or other action under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization,

arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts or an arrangement with creditors, or seeking to take advantage of any insolvency law or proceeding for the relief of debtors, or file an answer admitting the material allegations of a petition filed against it in any bankruptcy or insolvency proceeding; or

(v) take corporate action for the purpose of effecting any of the foregoing;

(c) **Involuntary Insolvency**: if any cause, proceeding or other action shall be instituted in any court of competent jurisdiction, against the Borrower or any of its Restricted Subsidiaries under any existing or future law relating to bankruptcy, insolvency or relief of debtors seeking in respect of the Borrower or such Restricted Subsidiary, an adjudication in bankruptcy, reorganization, dissolution, winding up, liquidation, a composition or arrangement with creditors, a readjustment of debts, the appointment of a trustee, receiver, liquidator or the like of the Borrower or any such Restricted Subsidiary or of all or any substantial part of its assets, or any other like relief in respect of the Borrower or any such Restricted Subsidiary under any bankruptcy or insolvency law, and:

(i) such cause, proceeding or other action results in an entry of an order for relief or any such adjudication or appointment for any period of thirty (30) consecutive days; or

(ii) if such cause, proceeding or other action is being contested by the Borrower or any of such Restricted Subsidiary in good faith, the same shall continue undismissed, and unstayed and in effect, for any period of thirty (30) consecutive days;

(d) **Invalid Loan Documents**: if, for a period of fifteen (15) days after notice from the Agent, any material provision of the Loan Documents shall for any reason continue to be invalid or no longer in effect and not otherwise cured to the satisfaction of the Agent, acting reasonably;

(e) **Representations and Warranties**: if any representation or warranty made or deemed to be made in the Loan Documents by the Borrower shall be false or inaccurate in any materially adverse respect when made or deemed to be made thereunder and (if capable of being corrected) continues to be false or inaccurate for a period of thirty (30) days after the Agent gives written notice to the Borrower of such false or inaccurate representation or warranty;

(f) **Judgments**: if a final judgment subject to no further right of appeal is obtained against the Borrower or any of its Restricted Subsidiaries for an amount in excess of Cdn $25,000,000 which remains unsatisfied and undischarged for a period of thirty (30) days during which execution thereof shall not be effectively stayed;

(g) **Writs**: if a writ, attachment, execution or similar process in relation to a judgment in excess of Cdn $25,000,000 is levied against property of the Borrower

or any of its Restricted Subsidiaries and such writ, attachment, execution or similar process is not released, satisfied, discharged, vacated or stayed within thirty (30) days after its entry, commencement or levy;

(h) **Change of Control:** if a Change of Control occurs without the consent of the Majority Lenders acting reasonably;

(i) **Cross Default**: if the Borrower or any of its Restricted Subsidiaries defaults (which default has not been cured or waived) (A) under any obligation to repay indebtedness for borrowed money under the Existing Term Credit Agreement or in excess of $25,000,000 when due after all applicable grace or curative periods have expired (other than amounts borrowed pursuant to the provisions of this Agreement); or (B) in the performance or observance of any covenant or condition in respect of indebtedness for borrowed money under the Existing Term Credit Agreement or in excess of $25,000,000 (other than amounts borrowed pursuant to the provisions of this Agreement) if, as a result thereof, the requirement to repay such borrowed money has been accelerated; or

(j) **Breach of Covenants**: if the Borrower fails to observe or perform any covenant or provision of any Loan Document (other than those heretofore dealt with in this Section 10.1) for a period of thirty (30) days after written notice of same has been given to the Borrower from the Agent.

### 10.2 Acceleration and Demand

Upon the occurrence of any Event of Default which has not been cured or waived, the Agent may on behalf of the Lenders and shall if so required by the Majority Lenders by written notice to the Borrower (an "**Acceleration Notice**"):

(a) declare the undrawn portion of the Total Commitment and each Lender's Commitment and the right of the Borrower to apply for further Borrowings to be terminated; and

(b) declare all Borrowings (whether matured or unmatured) of the Borrower outstanding to the Lenders hereunder (including the face amount of all outstanding Bankers' Acceptances) and the accrued and unpaid interest thereon and all other Loan Indebtedness (whether matured or unmatured) of the Borrower to the Lenders (such Borrowings, interest and other Loan Indebtedness being collectively referred to as the "**Accelerated Indebtedness**") to be immediately due and payable (or to be due and payable at such later time as may be stated in such notice) without further demand, presentation, protest or other notice of any kind, all of which are expressly waived by the Borrower;

but upon the occurrence of an Event of Default specified in subsections 10.1(b) or 10.1(c), the undrawn portion of the Total Commitment and each Lender's Commitment shall automatically terminate and all Accelerated Indebtedness shall automatically become due and payable, in each case without any requirement that notice be given to the Borrower. Immediately upon the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) or at the time stated

in an Acceleration Notice, all Accelerated Indebtedness shall become due and payable notwithstanding anything contained herein or in the other Loan Documents to the contrary and the Borrower shall pay to the Agent on behalf of each Lender all amounts owing or payable in respect of the Accelerated Indebtedness, failing which all rights and remedies of the Lenders and the Agent under the Loan Documents shall thereupon become enforceable and shall be enforced by the Agent in accordance with the determinations of the Majority Lenders.

### 10.3 Waiver of Default

Any single or partial exercise by any Lender, the Agent or by the Agent on behalf of any Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in the Loan Documents shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Agent or such Lender may be lawfully entitled for the same default or breach, and any waiver by any Lender, the Agent or by the Agent on behalf of any Lender of the strict observance, performance or compliance with any term, covenant, condition or agreement contained in the Loan Documents, and any indulgence granted thereby, shall be deemed not to be a waiver of any subsequent default. To the extent permitted by applicable law, the Borrower hereby waives any rights now or hereafter conferred by statute or otherwise which may limit or modify any of the Agent's or Lenders' rights or remedies under the Loan Documents.

### 10.4 Application of Monies Following Demand and Acceleration

Except as otherwise agreed to by all the Lenders in their sole discretion, any monies received by the Agent at any time after delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c) which the Agent is obliged to apply in or towards satisfaction of amounts due from the Borrower hereunder or under the other Loan Documents shall be applied by the Agent to payment of fees and expenses payable to the Agent and to payment of amounts payable to the Lenders, rateably among the Lenders, without preference or priority of any kind, in accordance with the respective amounts owed to the Lenders in respect of each category of amounts set forth in subsections 10.4(b), 10.4(c), 10.4(d) and 10.4(e) as follows:

(a) firstly, in or towards payment of any fees, expenses or other amounts then due and payable to the Agent hereunder or under any of the other Loan Documents;

(b) secondly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders as and by way of recoverable expenses hereunder or under any of the other Loan Documents;

(c) thirdly, rateably among the Lenders in or towards payment of amounts due and payable to the Lenders by way of interest pursuant to Sections 6.1, 6.2 or 6.3, BA Acceptance Fees pursuant to Section 6.4, interest on overdue amounts pursuant to Section 6.6 and standby fees pursuant to Section 6.7;

(d) fourthly, rateably among the Lenders in or towards payment of any amount (other than Borrowings) not hereinbefore referred to in this Section 10.4 which are then

due and payable by the Borrower hereunder or under any of the other Loan Documents;

(e) fifthly, rateably among the Lenders in or towards repayment to the Lenders of the Borrowings then outstanding; and

(f) sixthly, the surplus (if any) of such monies shall be paid to the Borrower or as otherwise may be required by law.

**10.5 Remedies Cumulative**

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Agent and the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. The Agent may on behalf of the Lenders and shall if so required by the Majority Lenders, to the extent permitted by applicable law, bring suit at law, in equity or otherwise for any available relief or purpose including but not limited to:

(a) the specific performance of any covenant or agreement contained in the Loan Documents;

(b) enjoining a violation of any of the terms of the Loan Documents;

(c) aiding in the exercise of any power granted by the Loan Documents or by law; or

(d) obtaining and recovering judgment for any and all amounts due in respect of the Borrowings or amounts otherwise due hereunder or under the Loan Documents.

**10.6 Set Off**

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, the Agent and the Lenders are authorized at any time after the occurrence of an Event of Default which has not theretofore been waived by the Lenders and from time to time thereafter without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off and to appropriate and to apply any and all deposits (general and special) and any other Indebtedness at any time held by or owing by the Agent or such Lender to or for the credit of or the account of the Borrower against and on account of the Loan Indebtedness, including without limitation, all claims of any nature or description arising out of this Agreement or the Loan Documents, irrespective of whether or not the Agent or such Lender has made any demand under this Agreement. This set-off may occur notwithstanding that such deposits or other Indebtedness are expressed in different currencies and the Agent or such Lender is hereby authorized to effect any necessary conversion at the Noon Rate.

**10.7 Cash Collateral Accounts**

Upon the occurrence of an Event of Default and in addition to any other rights or remedies of the Lenders hereunder, the Agent, for the benefit of the Lenders, shall thereafter be

entitled to deposit and retain in an account to be maintained by the Agent, and which for the purposes hereof shall be considered to be for the Agent's account and not for the Borrower's account (bearing interest for the Borrower's account at the rates of the Agent as may be applicable in respect of other deposits of similar amounts for similar terms), amounts which are received by the Agent from the Borrower to the extent that and for so long as such amounts may be required to satisfy any obligations or liabilities of the Borrower to the Agent and the Lenders under the Loan Documents in respect of Bankers' Acceptances which have not yet matured; provided that the amounts on deposit shall not be considered to be subject to a Security Interest in favour of the Agent or the Lenders but shall be considered to be a prepayment by the Borrower in respect of such obligations (without any deduction of fees or discount in respect thereof) and held by the Agent for set off on behalf of the Lenders against such obligations on the maturity of such Bankers' Acceptances.

### 10.8 Lenders May Perform Covenants

If the Borrower shall fail to perform any covenant on its part herein contained, the Agent may on behalf of the Lenders and with the approval of the Majority Lenders, upon fifteen (15) Business Days prior notice to the Borrower, perform any of the said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds on behalf of the Lenders and shall be entitled to reimbursement of any such expenditure from the Lenders based upon the proportion that each Lender's Commitment bears to the aggregate of Total Commitment. All amounts so paid by the Agent hereunder shall be repaid by the Borrower on demand therefor, and shall bear interest at the rate set forth in Section 6.6 from the date paid by the Agent hereunder to and including the date such amounts are repaid in full by the Borrower.

## ARTICLE XI
## EXPENSES AND INDEMNITIES

### 11.1 Reimbursement of Expenses and Indemnity

All statements, reports, certificates, opinions and other documents or information required to be furnished to the Agent or the Lenders by the Borrower under this Agreement shall be supplied by the Borrower without cost to the Agent or the Lenders. In addition, the Borrower hereby agrees to pay promptly to the Agent on demand all reasonable legal fees and all other reasonable out of pocket expenses which are incurred from time to time by the Agent in respect of the documentation, preparation, negotiation, execution, and administration of the Loan Documents (including stamp taxes or other Taxes payable in connection with the execution, delivery or enforcement of the Loan Documents) and all expenses which are incurred from time to time by the Agent or the Lenders in respect of the enforcement of this Agreement and any other Loan Documents; provided that such expenses do not relate to an assignment by a Lender pursuant to Section 13.1.

### 11.2 Increased Cost

If, subsequent to the date of this Agreement, the introduction of, any change in or the implementation of any applicable law, regulation, treaty or official directive or regulatory

requirement of general application now or hereafter in effect (whether or not having the force of law) or any change in the interpretation or application thereof by any court or by any judicial or Governmental Authority charged with the interpretation or administration thereof, or if compliance by any Lender with any request from any central bank or other fiscal, monetary or other authority (whether or not having the force of law):

(a) subjects a Lender to any Tax, or changes the basis of taxation of payments due to such Lender or increases any existing Tax, on payments of principal, interest or other amounts payable by the Borrower to such Lender under this Agreement;

(b) imposes, modifies or deems applicable any reserve, special deposit, capital adequacy, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans or commitments to fund loans or obligations in respect of bankers' acceptances accepted by a Lender; or

(c) imposes on a Lender any other condition with respect to this Agreement;

and the result of (a), (b) or (c) is, in the sole determination of such Lender acting reasonably and in good faith, to increase the cost to such Lender or to reduce the income receivable by such Lender in respect of a Borrowing or standby fees payable pursuant to Section 6.7, such Lender shall promptly notify the Agent. The Agent shall promptly notify the Borrower and the Borrower shall pay to the Agent for the benefit of such Lender from time to time that amount which compensates such Lender for such additional cost or reduction in income ("**Additional Compensation**") on the next date on which standby fees are payable under Section 6.7 in the case of standby fees, on the next date of issuance of any Bankers' Acceptances in the case of Bankers' Acceptances and on the next Interest Payment Date in any other case (and each such successive date of issuance or Interest Payment Date, if applicable). Unless such Additional Compensation arises from events which are retroactive in effect, the Borrower shall not be obligated to pay any portion of such Additional Compensation accruing under this Section 11.2 for any period prior to the date which is ninety (90) days prior to the date on which the Agent, on behalf of the Lender, gives notice to the Borrower that such Additional Compensation is so accruing. A certificate by a duly authorized officer of such Lender prepared in good faith and setting forth the amount of the Additional Compensation and the basis for it must be submitted by the Agent to the Borrower and is *prima facie* evidence of the amount of the Additional Compensation. Such Lender shall, for the purposes of the calculation of Additional Compensation and to the extent contractually permitted, treat the Borrower in a manner consistent with other borrowers of the Lender having credit facilities with such Lender comparable to the credit facilities provided hereunder. If the Agent notifies the Borrower that Additional Compensation is owed, the Borrower shall pay such Additional Compensation to the Agent for the account of such Lender and the Borrower shall have the right, upon written irrevocable prior notice of at least three (3) Business Days to the Agent at the Agent's Branch of Account, to make payment in full to the Agent for the account of such Lender in respect of the applicable Borrowing on the date specified in such notice together with accrued interest in respect of such Borrowing or to convert such Borrowing into another basis of Borrowing available under this Agreement.

## 11.3 Illegality

If the introduction of or any change in applicable law, regulation, treaty or official directive, or regulatory requirement (whether or not having the force of law) or in the interpretation or application thereof by any court or by any governmental authority charged with the administration thereof, makes it unlawful, or prohibited for a Lender (acting reasonably and in good faith) to make, to fund or to maintain the Borrowings or a portion of the Borrowings or to perform its obligations under this Agreement, the Lender may, by written notice to the Borrower through the Agent, terminate its obligations under this Agreement to make such Borrowings or perform such obligations and the Borrower shall prepay such Borrowings forthwith (or at the end of such period as the Lender in its discretion agrees acting in good faith) together with all accrued but unpaid interest and fees as may be applicable to the date of payment or convert by notice to the Agent such Borrowings forthwith into another basis of Borrowing available under this Agreement.

## 11.4 General and Environmental Indemnity

The Borrower shall forthwith on demand fully indemnify, defend and save the Agent and the Lenders and their respective directors, officers, employees and agents, and any of them, (in this Section 11.4 any one or more of all of such Persons is referred to as the "**Indemnified Party**") harmless from and against any and all liabilities, losses, claims, damages and expenses (including, without limitation, all reasonable lawyers fees on a solicitor and his own client basis and accountant fees and expenses, court costs and all other out of pocket expenses) sustained, paid, incurred or suffered by the Indemnified Party arising in any manner whatsoever out of or as a result of any default by the Borrower under any of the provisions of the Loan Documents, any Environmental Laws or any environmental claims, liabilities or obligations of any and every nature whatsoever relating to or affecting the Borrower or its properties and assets, including, without limitation, its oil and gas properties and related production facilities, or the property of others where the Borrower would be reasonably likely to have any liability in respect thereof (all or any item or part of the foregoing liabilities, losses, claims, damages and expenses are referred to in this Section 11.4 as "**Loss**"). Notwithstanding the generality of the foregoing, the Borrower shall not be obligated to indemnify the Indemnified Party to the extent any Loss has been incurred by reason of the negligence or wilful misconduct of the Agent or the Lenders or of their respective directors, officers, employees and agents. The Borrower acknowledges that the Agent and each of the Lenders is entering into the provisions of this Section 11.4 on its behalf and as agent and trustee for its directors, officers, employees and agents. If any claim (in this Section 11.4 referred to as a "**Claim**") shall be asserted by any Person against the Indemnified Party which may give rise to a Loss, the Indemnified Party shall promptly notify the Borrower of all particulars of such Claim upon learning of same. The failure to give any notice, however, shall not affect the Borrower's liability to indemnify the Indemnified Party except to the extent such failure adversely affects the Borrower's ability to defend, object to, oppose or contest that Claim.

The Borrower shall at all time have the right, if no Event of Default has occurred and is continuing, but shall not be required, at its sole expense to resist, defend and compromise any Claim in the name of the Indemnified Party, by legal counsel reasonably acceptable to the Indemnified Party who will cooperate in such defence on a reasonable basis; provided that the

Indemnified Party shall have the right to participate in the defence or compromise of any Claim by other legal counsel of its choosing if the Indemnified Party, acting reasonably, determines it should so participate; provided that the fees and disbursements of such other counsel shall by paid by the Borrower. The Indemnified Party shall not effect any settlement or compromise of any Claim without the written consent of the Borrower, which consent shall not be unreasonably withheld. Notwithstanding anything herein to the contrary, the Borrower on its own behalf must defend diligently and reasonably throughout the period while such Claim exists. If the Borrower exercises its rights under this Section 11.4, it shall not compromise or otherwise settle a Claim without the consent of the Indemnified Party suffering such Claim, which consent shall not be unreasonably withheld. The inability of the Borrower to pay such Claim in full shall constitute a sufficient reason to withhold such consent. The Borrower shall not, in connection with any Loss in the same jurisdiction, be liable for the fees and expenses of more than one separate legal firm for the Indemnified Parties unless such representation by the same legal counsel would be inappropriate due to actual or potential differing interests or the employment thereof has been specifically authorized by the Borrower in writing and such firm or firms shall be designated in writing by the Agent on behalf of each Indemnified Party. This indemnity shall survive the termination of this Agreement.

### 11.5 Market Disruption Regarding Libor Loans

In the event that at any time subsequent to the giving of a notice of Drawdown, notice of Rollover or notice of Conversion to the Agent by the Borrower with regard to any requested Libor Loan, but before the date of the Drawdown, Rollover or Conversion, as the case may be, the Agent (acting reasonably) makes a determination, which shall be conclusive and binding upon the Borrower, that:

(a) by reason of circumstances affecting the London interbank market, adequate and fair means do not exist for ascertaining the rate of interest with respect to, or deposits are not available in sufficient amounts in the ordinary course of business at the rate determined hereunder to fund, a requested Libor Loan during the ensuing Interest Period selected;

(b) the making or continuing of the requested Libor Loan by the Lenders has been made impracticable by the occurrence of an event which materially adversely affects the London interbank market generally; or

(c) the Libor Rate shall no longer represent the effective cost to any Lender of United States Dollar deposits in such market for the relevant Interest Period,

then the Agent shall give notice thereof to the Borrower as soon as possible after such determination and the Borrower shall, within one Business Day after receipt of such notice and in replacement of the notice of Drawdown, notice of Rollover or notice of Conversion, as the case may be, previously given by the Borrower, give the Agent a notice of Drawdown or notice of Conversion, as the case may be, which specifies the Drawdown of any other Borrowing or the Conversion of the relevant Libor Loan on the last day of the applicable Interest Period into any other Borrowing which would not be affected by the notice from the Agent pursuant to this Section 11.5. In the event the Borrower fails to give, if applicable, a valid replacement notice of

Conversion with respect to the maturing Libor Loans which were the subject of a notice of Rollover, such maturing Libor Loans shall be converted on the last day of the applicable Interest Period into USBR Loans as if a notice of Conversion had been given to the Agent by the Borrower pursuant to the provisions hereof. In the event the Borrower fails to give, if applicable, a valid replacement notice of Drawdown with respect to a Drawdown originally requested by way of a Libor Loan, then the Borrower shall be deemed to have requested a Drawdown by way of a USBR Loan in the amount specified in the original notice of Drawdown and, on the originally requested Drawdown Date, the Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a USBR Loan.

**11.6 Market Disruption Regarding Bankers' Acceptances**

If the Agent (acting reasonably) makes a determination, which determination shall be conclusive and binding upon the Borrower, and notifies the Borrower, that:

(a) there no longer exists an active market for bankers' acceptances accepted by the Lenders; or

(b) the Discount Rate does not accurately reflect the discount rate which would be applicable to a sale of Bankers' Acceptances in the market;

then:

(c) the right of the Borrower to request Bankers' Acceptances or BA Equivalent Advances from any Lender shall be suspended until the Agent determines that the circumstances causing such suspension no longer exist, and so notifies the Borrower;

(d) any outstanding notice of Drawdown requesting a Borrowing by way of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a notice of Drawdown requesting a Borrowing by way of Prime Loans in the amount specified in the original notice of Drawdown;

(e) any outstanding notice of Conversion requesting a Conversion of a Borrowing by way of USBR Loans or Libor Loans into a Borrowing by way of Bankers' Acceptances or BA Equivalent Advances shall be deemed to be a notice of Conversion requesting a Conversion of such Borrowing into a Borrowing by way of Prime Loans; and

(f) any outstanding notice of Rollover requesting a Rollover of a Borrowing by way of Bankers' Acceptances or BA Equivalent Advances, shall be deemed to be a notice of Conversion requesting a Conversion of such Borrowing into a Borrowing by way of Prime Loans.

The Agent shall promptly notify the Borrower and the Lenders of any suspension of the Borrower's right to request the Bankers' Acceptances or BA Equivalent Advances and of any termination of any such suspension.

## ARTICLE XII
## THE AGENT AND THE LENDERS

### 12.1 Authorization of Agent

Each Lender irrevocably appoints and authorizes the Agent to exercise such powers, perform such duties, take such actions, make such decisions and determinations and give such consents under the Loan Documents as are required to be exercised, performed, taken, made, given or otherwise carried out by the Agent hereunder or under any other agreement between the Lenders, together with all powers reasonably incidental thereto. As to any matters not expressly required by this Agreement or by any other agreement between the Lenders to be carried out by the Agent, the Agent is not required to exercise any discretion or take or to refrain from taking any action except upon the written instructions of the Majority Lenders. Notwithstanding anything to the contrary in this Agreement, the Agent shall not be required to exercise any discretion or to take or to refrain from taking any action in any manner which is contrary to the Loan Documents, to any other agreement between the Lenders or to applicable law.

### 12.2 Responsibility of Agent

The Agent, in its capacity as Agent hereunder, makes no representation or warranty and accepts no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or priority of any of the Loan Documents nor with respect to the due execution, legality, validity, sufficiency, enforceability, accuracy or authenticity of any documents, papers, materials or other information furnished by the Borrower (or any other Person, including the Agent) in connection with the Loan Documents, whether provided before or after the date of this Agreement. The Agent shall incur no liability to the Lenders under or in respect of the Loan Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Agent assumes no responsibility for the payment of any of the Borrowings or other amounts outstanding hereunder by the Borrower.

### 12.3 Acknowledgment of Lenders

Each Lender acknowledges to the Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and its Subsidiaries and accordingly each Lender confirms to the Agent that it has not relied, and will not hereafter rely on the Agent:

(a) **Information**: to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower and its Subsidiaries or in connection with the Loan Documents (whether or not such information has been or is hereafter circulated to such Lender by the Agent);

(b) **Performance**: to inquire as to the performance by the Borrower of its obligations under the Loan Documents; or

(c) **Credit Review**: to assess or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower and its Subsidiaries.

**12.4 Rights and Obligations of Each Lender**

The rights and obligations of each Lender under this Agreement are several and no Lender shall be obligated to make Borrowings available to the Borrower in excess of such Lender's Commitment. The failure of a Lender to perform its obligations under this Agreement shall neither:

(a) **No Liability to Other Lenders**: result in any other Lender incurring any liability whatsoever; nor

(b) **No Relief from Obligations**: relieve the Borrower or any other Lender from their respective obligations to each other under any Loan Document.

Nothing contained herein or in any other Loan Document nor any action taken pursuant hereto or thereto shall be deemed to constitute the Lenders a partnership, joint venture or any other similar entity.

**12.5 Determinations by Lenders**

(a) **Lenders' Determinations**: Where the provisions of this Agreement provide that any waiver of or any amendment to any provision of the Loan Documents may be made or any action, consent or other determination in connection with the Loan Documents may be taken or given, with the consent or agreement of the Majority Lenders or "the Lenders" and not "all the Lenders", then any such waiver, amendment, action, consent or determination so made, so taken or so given with the consent or agreement of the Majority Lenders shall be binding on all of the Lenders and all of the Lenders shall cooperate in all ways necessary or desirable to implement and effect such waiver, amendment, action, consent or determination.

(b) **Deemed Non-Consent**: If the Agent delivers a written notice to a Lender requesting advice from such Lender as to whether it consents or objects to any matter in connection with the Loan Documents, then, except as otherwise expressly provided herein, if such Lender does not deliver to the Agent its written consent or objection to such matter within fifteen (15) Business Days of the delivery of such written notice by the Agent to such Lender, such Lender shall be deemed not to have consented thereto upon the expiry of such fifteen (15) Business Day period.

**12.6 Notices between the Lenders, the Agent and the Borrower**

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telecopy or other electronic means of communication addressed to the respective parties as follows:

(a) To the Borrower:

**[REDACTED]**

(b) To the Agent (in the case of any notice of Drawdown, Conversion, Rollover or repayment):

**[REDACTED]**

(c) To the Agent (in the case of all other notices including compliance reporting):

**[REDACTED]**

(d) To each Lender: As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Borrower upon request to the Agent)

or to such other address or telecopy number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication during normal business hours at the place of receipt on a Business Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Business Day. Any demand, notice or communication made or given by personal delivery or by telecopier or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Business Day shall be conclusively deemed to have been made

or given at 9:00 a.m. (Calgary time) on the first Business Day following actual delivery or transmittal, as the case may be.

### 12.7 Agent's Duty to Deliver Documents Obtained from the Borrower

The Agent shall within five (5) Business Days deliver to each Lender, at its Branch of Account, such documents, papers, materials and other information as are furnished by the Borrower to the Agent on behalf of such Lender pursuant to this Agreement, and the Borrower shall provide the Agent with sufficient copies of all such information for such purpose. The Agent shall make requests of the Borrower pursuant to subsection 9.1(p) from time to time on behalf of a Lender for such information as such Lender may from time to time reasonably request.

### 12.8 Arrangements for Borrowings

The Agent shall promptly give written notice to each Lender at its Branch of Account upon receipt by the Agent of any notice given pursuant to Section 3.3, 3.4, 3.5, 3.6, 3.8, 3.10, 3.11, 5.1, 5.5 or 5.6; provided that the Agent shall not be required to provide any such notice to each Lender if the Borrower is obligated to provide any such notice (or a copy thereof) directly to such Lender. The Agent shall advise each Lender of the amount, date and details of each Borrowing and of such Lender's participation in each Borrowing. At or before 11:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date:

(a) **Loan Participation**: each Lender will make available to the Borrower its share of Borrowings by way of Prime Loans, USBR Loans and Libor Loans at the Agent's Accounts for Payments by forwarding to the Agent the amount of Prime Loans, USBR Loans and Libor Loans required to be made available by such Lender;

(b) **Bankers' Acceptance Participation**: each Lender will make available to the Borrower its share of Borrowings by way of the acceptance of Bankers' Acceptances at the Agent's Accounts for Payments by forwarding the Discount Proceeds or the discounted proceeds of sale received by it, as applicable, (less the amount of applicable fees payable by the Borrower to such Lender pursuant to Section 6.4) to the Agent at the Agent's Accounts for Payments;

(c) **[Intentionally Deleted]**

(d) **Availability at Borrower's Accounts**: unless otherwise expressly provided in this Agreement, the Agent will make available to the Borrower the Borrowings received by it at the Borrower's Accounts.

### 12.9 Arrangements for Repayment of Borrowings

(a) **Prior to Acceleration**: Prior to the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), upon receipt by the Agent of payments from the Borrower on account of principal, interest, fees or any other payment made to the Agent on behalf of the Lenders, the Agent shall pay over to each Lender at its Branch of Account the amount to

which it is entitled under this Agreement and shall use its best efforts to make such payment to such Lender on the same Business Day on which such payment is received by the Agent; provided that if such payments by the Borrower are received by the Agent after 1:00 p.m. (Toronto time), the Agent shall make such payment to such Lender on the immediately following Business Day. If the Agent does not remit any such payment to a Lender on the same Business Day as such payment is received by the Agent, the Agent shall pay interest thereon to such Lender until the date of payment at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practice in respect of deposits of amounts comparable to the amount of such payment which are received by the Agent at a time similar to the time at which such payment is received by the Agent.

(b) **Subsequent to Demand and Acceleration**: Following the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the Lenders shall share any payments subsequently received in accordance with Section 10.4 of this Agreement.

**12.10 Repayment by the Lenders to Agent**

(a) **Where Borrower Fails to Pay**: Unless the Agent has been notified in writing by the Borrower at least one (1) Business Day prior to the date on which any payment to be made by the Borrower hereunder is due that the Borrower does not intend to remit such payment, the Agent may, in its discretion, assume that the Borrower has remitted such payment when so due and the Agent may, in its discretion and in reliance upon such assumption, make available to each Lender on such payment date an amount equal to the amount of such payment which is due to such Lender pursuant to this Agreement. If the Borrower does not in fact remit such payment to the Agent, the Agent shall promptly notify each Lender and each such Lender shall forthwith on demand repay to the Agent the amount of such assumed payment made available to such Lender, together with interest thereon until the date of repayment thereof at a rate determined by the Agent (such rate to be conclusive and binding on such Lender) in accordance with the Agent's usual banking practices for similar advances to financial institutions of like standing to such Lender.

(b) **Where a Lender Fails to Pay**: Unless the Agent has been notified in writing by a Lender at least one (1) Business Day prior to the applicable Drawdown Date, Conversion Date or Rollover Date that such Lender does not intend to make available the amount required to be made available by such Lender pursuant to this Agreement on such Drawdown Date, Conversion Date or Rollover Date, the Agent may, in its discretion, assume that such Lender has remitted funds to the Agent in an amount equal to the amount required to be made available by such Lender pursuant to this Agreement and the Agent may, in its discretion and in reliance upon such assumption, make available to the Borrower on such Drawdown Date, Conversion Date or Rollover Date an amount equal to the amount required to be made available by such Lender pursuant to this Agreement.

If a Lender does not in fact remit such funds to the Agent, the Agent shall promptly notify such Lender and such Lender shall forthwith remit such funds to the Agent, failing which the Borrower shall forthwith on demand repay to the Agent (without prejudice to the Borrower's rights against such Lender) the amount made available by the Agent on behalf of such Lender, in each case together with interest thereon until the date of repayment thereof at the lesser of a rate determined in accordance with the Loan Documents and a rate determined by the Agent (such rate to be conclusive and binding on such Lender or the Borrower, as the case may be) in accordance with the Agent's usual banking practice for similar advances to financial institutions of like standing to such Lender.

**12.11 Adjustments Among Lenders**

(a) **Adjustments to Outstanding Borrowings**: Each Lender agrees that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), it will at any time and from time to time upon the request of the Agent as required by any Lender purchase portions of the Borrowings made available by the other Lenders which remain outstanding and make any other adjustments which may be necessary or appropriate, in order that the amount of Borrowings made available by each Lender which remain outstanding, as adjusted pursuant to this Section 12.11, will be in the same proportion as the Lender's Proportion of such Lender.

(b) **Application of Payments**: The Lenders agree that, after the delivery of an Acceleration Notice or the occurrence of an Event of Default specified in subsection 10.1(b) or 10.1(c), the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds from the exercise of any rights or remedies of the Lenders under the Loan Documents, which are to be applied against amounts owing hereunder, will be so applied in a manner so that to the extent possible the amount of Borrowings made available by each Lender which remain outstanding after giving effect to such application will be in the same proportion as the Lender's Proportion of such Lender.

(c) **Receipt of Payments other than Borrowings**: Notwithstanding anything contained in this Section 12.11, there shall not be taken into account for the purposes of computing any amount payable to any Lender pursuant to this Section 12.11, any amount which a Lender receives as a result of any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of any monies owing by the Borrower to such Lender other than on account of the Loan Indebtedness; provided that, if at any time a Lender receives any payment (whether voluntary, involuntary, through the exercise of any right of set off, or otherwise) on account of monies owing or payable to it by the Borrower in respect of the Loan Indebtedness, such Lender shall purchase portions of the Borrowings made available by the other Lenders which remain outstanding to the extent required pursuant to subsection 12.11(a).

(d) **Further Assurances**: The Borrower agrees to be bound by and, at the request of the Agent, to do all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 12.11 but shall incur no increased liabilities, in aggregate, by reason thereof.

**12.12 Lenders' Consents to Waivers, Amendments, etc.**

(a) **Unanimous Consent**: Notwithstanding anything herein to the contrary and without in any way limiting any provision in this Agreement requiring the consent, approval or action of all Lenders, the following matters shall require written approval, consent or agreement, as the context requires of all Lenders:

(i) a change in the types of Borrowings, the Margin, or the amount of any payments payable by the Borrower to the Lenders under this Agreement and including any waiver of the time of payment of any amounts payable to the Lenders under this Agreement or any change in the notice periods provided for hereunder;

(ii) an increase in the Commitment of any Lender or a decrease in the Commitment of any Lender other than as provided for herein;

(iii) an assignment or transfer by the Borrower of any of its rights and obligations under this Agreement other than as expressly contemplated or provided for hereunder;

(iv) a change in the definition of "Majority Lenders", "Term Date" or "Maturity Date";

(v) a waiver of or change to any matter which, pursuant to the Loan Documents, specifically requires the consent or agreement of all of the Lenders;

(vi) a change to the provisions of this subsection 12.12(a);

(vii) a waiver of or change to an Event of Default under subsection 10.1(a);

(viii) a waiver of or change to the conditions precedent contained in Section 8.1; or

(ix) a waiver of or change to the monetary limit on Securitization Programs in Subsection 9.2(d) and in paragraph (w) of the definition of "Permitted Encumbrances.

(b) **Majority Consent**: Subject to subsection 12.12(a) and except as otherwise provided in the Loan Documents by reference to "all Lenders" or "all of the Lenders", any waiver of or any amendment to any provision of the Loan Documents and any action, consent or other determination in connection with the

Loan Documents shall bind all of the Lenders if such waiver, amendment, action, consent or other determination is agreed to in writing by the Majority Lenders.

(c) **Agent's Consent**: Any waiver of or any amendment to any provision of the Loan Documents which relates to the rights or obligations of the Agent shall require the agreement of the Agent thereto.

## 12.13 Reimbursement of Agent's Expenses

Each Lender agrees that it will indemnify the Agent for its Lender's Proportion of any and all out of pocket costs, expenses and disbursements (including, without limitation, those costs and expenses referred to in Section 11.1) which may be incurred or made by the Agent in good faith in connection with the Loan Documents, and agrees that it will, on written demand, reimburse the Agent for any such costs, expenses or disbursements for which the Agent is not promptly reimbursed at any time by the Borrower. The Agent may refrain from exercising any further right, power or discretion or taking any action to protect or enforce the rights of any Lender under the Loan Documents until it has been so reimbursed.

## 12.14 Reliance by Agent on Notices, etc.

The Agent shall be entitled:

(a) **Reliance on Written Documents**: to rely upon any writing, letter, notice, certificate, telex, facsimile copy, cable, statement, order or other document believed by the Agent to be genuine and correct and to have been signed, sent or made by the proper person or persons;

(b) **Reliance on Legal Advice**: with respect to legal matters, to act upon advice of legal advisors selected by the Agent concerning all matters pertaining to the Loan Documents and the Agent's duties thereunder; and

(c) **Reliance of Accounting Advice**: with respect to accounting matters, to act upon the advice of independent public accountants selected by the Agent;

and the Agent, in its capacity as Agent hereunder, shall assume no responsibility and shall incur no liability to the Borrower or any Lender by reason of relying on any such document or acting on any such advice.

## 12.15 Relations with Borrower

Except for the transactions provided for in this Agreement, each Lender may deal with the Borrower in all transactions and generally do any banking business with or provide any financial services to the Borrower without having any liability to account to the other Lenders therefor. With respect to its Lender's Commitment and Lender's Proportion, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent.

### 12.16 Successor Agent

Subject to the appointment and acceptance of a successor agent as provided in this Section 12.16, the Agent may resign at any time by giving written notice thereof (the "**Resignation Notice**") to each of the Lenders and the Borrower, and the Agent may be removed at any time for cause by the Lenders other than the Agent in its capacity as a Lender (the "**Remaining Lenders**") provided that the Remaining Lenders holding commitments of eighty percent (80%) or more of the aggregate Commitments of all the Remaining Lenders consent to such removal. Upon any such resignation or removal, the Remaining Lenders shall have the right to appoint a successor agent with the written approval of the Borrower (such approval not to be unreasonably withheld). Any successor agent appointed under this Section 12.16 shall be a Lender which has offices in Calgary, Alberta and Toronto, Ontario. If no successor agent shall have been appointed by the Remaining Lenders and shall have accepted such appointment within thirty (30) days of receipt of the Resignation Notice or the Remaining Lenders removal of the retiring agent, then the retiring agent may, on behalf of the Lenders and with the written approval of the Borrower (such approval not to be unreasonably withheld) appoint a successor agent. Upon the acceptance of any appointment as Agent by a successor agent such successor agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring agent as Agent, and the retiring agent shall be discharged from its duties and obligations under this Agreement as Agent. After any retiring agent's resignation hereunder as the Agent, the provisions of this Agreement shall continue in effect for its benefit and for the benefit of the Lenders in respect of any actions taken or omitted to be taken by the retiring agent while it was acting as the Agent.

### 12.17 Amendment of this Article 12

Save and except for the provisions of Section 12.16, the provisions of this Article 12 may be amended or added to, from time to time, without the agreement of the Borrower provided such amendment or addition does not adversely affect the rights of the Borrower hereunder or increase, in aggregate, the liabilities or obligations of the Borrower hereunder. A copy of the instrument evidencing such amendment or addition shall be forwarded by the Agent to the Borrower as soon as practicable following the execution thereof.

### 12.18 Dealing with Agent

In the absence of notice or any actual knowledge of a lack of authority of the Agent to act for and on behalf of the Lenders in respect of any matter hereunder or under the Loan Documents, the Borrower shall be entitled to conclusively assume that any certificate, directive or other writing of the Agent for and on behalf of the Lenders in connection with such matter has been duly authorized by the Lenders in accordance with this Agreement.

### 12.19 Indemnity of Agent

Each Lender hereby agrees to indemnify the Agent (to the extent not reimbursed by the Borrower), as to its Lender's Proportion from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, out of pocket costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the

Agent in any way relating to or arising out of this Agreement or the other Loan Documents or any action taken or omitted by the Agent under or in respect of this Agreement or the other Loan Documents provided that the Lenders shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its Lender's Proportion of any out of pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement and the other Loan Documents, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

## ARTICLE XIII
## SUCCESSORS AND ASSIGNS

### 13.1 Successors and Assigns

(a) Except as otherwise permitted by subsection 9.2(a) or this subsection 13.1, the Borrower shall not assign its rights or obligations hereunder without the prior written consent of all of the Lenders; provided that the Borrower may assign all of its rights and obligations hereunder to the Commercial Trust so long as:

(i) prior written notice of such assignment is given to the Agent not less than thirty (30) days prior to the proposed date of such assignment;

(ii) the Commercial Trust has in all material respects, directly or indirectly, the same assets as the Borrower and the same or less liabilities as the Borrower (excluding Subordinated Debt);

(iii) the requirements of subsections 9.2(a)(i) through to (vi) inclusive are met (other than the requirement that the Commercial Trust be a Successor pursuant to a Transaction); and

(iv) such consequential amendments are made to this Agreement as may be reasonably required in order to reflect the change in entity and to provide the Borrower and the Lenders with rights and obligations which are equivalent in all material respects to their respective rights and obligations hereunder on the Closing Date.

Upon completion of such assignment referred to above, the predecessor Borrower shall be released from all liabilities and obligations under any of the Loan Documents to which it is a party.

(b) If an Event of Default has occurred and is continuing, a Lender may, at its sole cost and expense, with the prior consent of the Agent (such consent not to be unreasonably withheld) but without the Borrower's consent, assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to any Person. If no Event of Default has occurred, a Lender may, at

its sole cost and expense, with the prior consent of the Agent and the Borrower (such consents not to be unreasonably withheld), assign in whole or in part its rights and obligations under this Agreement and the other Loan Documents to a financial institution; provided any such assignment is for a minimum Commitment of Cdn $10,000,000, and, if assigned in part only, such assignor Lender would thereafter retain for its own account a Commitment of at least Cdn $10,000,000.

(a) Upon any assignment by a Lender to an assignee in accordance with the foregoing provisions of this Section 13.1 (a "**Permitted Assignee**"), the Permitted Assignee shall, to the fullest extent permitted by law, have the same rights and benefits hereunder and under the other Loan Documents and the same continuing obligations as it would have if it were such Lender hereunder; provided, however, that the Agent and the Borrower shall be entitled to continue to deal solely and directly with the assignor Lender in connection with the interests so assigned unless and until such Permitted Assignee becomes a Lender pursuant to a Lender Transfer Agreement executed by such Permitted Assignee, the relevant assignor Lender and the Agent and, prior to an Event of Default, acknowledged by the Borrower. Upon (i) such execution of such Lender Transfer Agreement, (ii) delivery of an executed copy thereof to the Borrower and the Agent, (iii) payment by such Permitted Assignee to such assignor Lender of an amount equal to the purchase price agreed between such assignor and such Permitted Assignee, and (iv) payment by the assignor Lender of Cdn $3,000 to the Agent, such assignor Lender shall be released from its obligations hereunder (except for obligations of confidentiality herein contained) to the extent of such assignment and such Permitted Assignee shall for all purposes be a Lender party to this Agreement as a Lender and shall have all the rights and obligations of a Lender under this Agreement to the same extent as if it were an original party hereto, and no further consent or action by the Borrower, the Lenders or the Agent shall be required. Such Lender Transfer Agreement shall be deemed to amend this Agreement to the extent, and only to the extent, necessary to reflect the addition of such Permitted Assignee Lender as a Lender and the resulting adjustment of the Commitments arising from the purchase by such Permitted Assignee of all or a portion of the Outstanding Principal and the Commitment of such assignor Lender. Any such assignment shall not increase, in aggregate, the liabilities of the Borrower hereunder.

## 13.2 Exchange and Confidentiality of Information

Each of the Lenders and the Agent acknowledges the confidential nature of the financial, environmental, operational and other information, reports and data provided and to be provided to them by the Borrower pursuant to this Agreement (the "**Information**") and agrees to hold the Information in the strictest confidence and shall not discuss or disclose or allow access to, or transfer or transmit the Information to any Person, provided however that:

(a) each of the Lenders and the Agent may disclose all or any part of the Information if, in its reasonable opinion, such disclosure is required by any applicable law or

regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement, or is required in connection with any actual or threatened judicial, administrative or governmental proceeding, including, without limitation, proceedings initiated under or in respect of this Agreement;

(b) each of the Lenders and the Agent may disclose Information to each other and to any Permitted Assignee and to their respective counsel, agents, employees and advisors provided any such Person is under the same duty of confidentiality to the Borrower with respect to such information;

(c) each of the Lenders and the Agent may disclose and discuss the Information with credit officers of any potential Permitted Assignees for the purposes of assignment or participation pursuant to Section 13.1; provided that such potential Permitted Assignee shall have, for the benefit of the Borrower, previously provided to the Agent or such Lender, as the case may be, its written agreement to hold the Information under the same obligations of confidentiality as set forth in this Section 13.2 at all times prior to and after becoming a Permitted Assignee;

(d) each of the Lenders and the Agent may disclose all or any part of the Information so as to enable the Agent or the Lenders to initiate any lawsuit against Borrower or to defend any lawsuit commenced by the Borrower, the issues of which are directly or indirectly related to the Information, but only to the extent such disclosure is necessary or desirable to the initiation or defence of such lawsuit; and

(e) each of the Lenders and the Agent may disclose Information to any Person with the prior written consent of the Borrower.

Notwithstanding the foregoing, "Information" shall not include any such information:

(f) which has been made readily available to the public by the Borrower;

(g) which the Agent or any Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or such Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality; or

(h) which the Agent or any Lender received from a third party which was not, to the knowledge of the Agent or such Lender, subject to a duty of confidentiality to the Borrower at the time the information was so received.

The provisions of this Section 13.2 shall survive the termination of this Agreement.

**13.3 Judgment Currency**

If for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement it becomes necessary to convert into the currency of such jurisdiction (herein called the "**Judgment Currency**") any amount due hereunder in any currency other than the Judgment Currency, then such conversion shall be made at the rate of exchange prevailing on the

Business Day before the day on which judgment is given. For such purpose "rate of exchange" means the spot rate at which the Agent, on the relevant date at or about 12:00 o'clock noon (Toronto time), would be prepared to sell the amount of such currency in Toronto, Ontario against the Judgment Currency. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of payment of the amount due, the Borrower shall, on the date of payment, pay such additional amounts (if any) as may be necessary to ensure that the amount paid on such date is the amount of the Judgment Currency which when converted at the rate of exchange prevailing on the date of payment is the amount then due under this Agreement in such other currency. Any additional amount due from the Borrower under this Section 13.3 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement.

## ARTICLE XIV
## MISCELLANEOUS

### 14.1 Severability

Any provision of this Agreement which is or becomes prohibited or unenforceable in any jurisdiction does not invalidate, affect or impair the remaining provisions hereof in such jurisdiction and any such prohibition or unenforceability in any jurisdiction does not invalidate or render unenforceable such provision in any other jurisdiction.

### 14.2 Survival of Undertakings

All covenants, undertakings, agreements, representations and warranties made pursuant to this Agreement shall survive the execution and delivery of this Agreement and continue in full force and effect until the full payment and satisfaction of all obligations of the Borrower incurred pursuant to the Loan Documents and the termination of this Agreement.

### 14.3 Failure to Act

No failure, omission or delay on the part of any Lender in exercising any right, power or privilege hereunder shall impair such right, power or privilege or operate as a waiver thereof nor shall any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

### 14.4 Amendments

No amendment, waiver, discharge or termination of any provision of the Loan Documents shall in any event be effective unless it is in conformity with Section 1.9 or 12.12 and then such amendment, waiver, discharge or termination will be effective only in the specific instance, for the specific purpose and for the specific length of time for which it is given.

### 14.5 [Intentionally Deleted]

### 14.6 Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement and the other Loan Documents.

### 14.7 Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

### 14.8 Whole Agreement

This Agreement together with the other Loan Documents constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of this Agreement and the other Loan Documents.

### 14.9 Term of Agreement

The term of this Agreement shall commence on the Closing Date and continue until the termination of the Commitment of each Lender and payment in full of all the obligations of the Borrower incurred pursuant to this Agreement.

### 14.10 Time of Essence

Time shall be of the essence of this Agreement.

### 14.11 Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

**Borrower:**

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its General Partner, ALTAGAS GENERAL PARTNER INC.**

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

**Agent:**

**THE BANK OF NOVA SCOTIA, as Agent**

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

**Lenders:**

**BANK OF NOVA SCOTIA**

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

**ROYAL BANK OF CANADA**

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

**CANADIAN IMPERIAL BANK OF COMMERCE**

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

**BANK OF MONTREAL**

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

**ALBERTA TREASURY BRANCHES**

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

**NATIONAL BANK FINANCIAL**

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

**HSBC BANK CANADA**

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

**THE TORONTO-DOMINION BANK**

Per: ____________________________
Name:
Title:

Per: ____________________________
Name:
Title:

**FORTIS CAPITAL (CANADA) LTD.**

Per: ______________________________
Name:
Title:

Per: ______________________________
Name:
Title:

**Schedule "A" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## NOTICE OF DRAWDOWN, REPAYMENT, PREPAYMENT OR CANCELLATION OF TOTAL COMMITMENT

Date: •

**[REDACTED]**

Attention: Vice-President Syndications

Dear Sir:

We refer to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of our request for a **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** pursuant to Section **[3.4, 3.8, 5.1 or 5.5]** of the Credit Agreement as follows:

1. Amount of **[Drawdown, repayment, prepayment and/or cancellation] [Cdn/US]** $__________.

2. Date of **[Drawdown, repayment, prepayment and/or cancellation of Total Commitment]** ________________________.

3. **[If applicable]** Nature of **[Drawdown, repayment or prepayment]** is by way of a **[a Prime Loan, a USBR Loan, a Libor Loan or Bankers' Acceptances] [with an Interest Period of _________________]**.

4. **[If applicable]** The amount of the Total Commitment to be cancelled is Cdn $_______. Accordingly, the amount of the Commitment for each Lender and the amount of the Total Commitment after giving effect to the cancellation requested shall be as follows:

**[specify particulars]**

5. **[If applicable - Bankers' Acceptances marketed by Borrower only]**. We elect to market all of the Bankers' Acceptances issued pursuant to this Notice.

6. **[If applicable - Bankers' Acceptances purchased by Lenders only]**. We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Drawdown Date there exists no Default or Event of Default, and no Default or Event of Default will occur as a result of the making of the Drawdown contemplated herein, and each of the representations and warranties referred to in Section 2.1 will be true and correct as of the Drawdown Date.

Yours truly,

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.**

Per: ______________________________

Name: •
Title: •

**Schedule "B-1" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

---

**[INTENTIONALLY DELETED]**

**Schedule "B-2" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

---

**[INTENTIONALLY DELETED]**

**Schedule "C" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## NOTICE OF CONVERSION

Date: •

**[REDACTED]**

Attention: Vice-President, Syndications

Dear Sirs:

We refer to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Conversion of Borrowings pursuant to Section 3.10 of the Credit Agreement.

We have outstanding **[Cdn / US]** $________________ by way of **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances]**. Please convert **[Cdn / US]** $________________________ outstanding by way of _______________

**[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending** _____________________**]** into _____________________ **[a Prime Loan/a USBR Loan/a Libor Loan/Bankers' Acceptances] [with an Interest Period ending** _________________**]** on the _____________ day of ______________________, 20______.

**[If applicable]** We elect to market all of the Bankers' Acceptances issued pursuant to this Notice.

**[If applicable]** We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

We hereby represent and warrant that as at the Conversion Date there exists no Event of Default.

Yours truly,

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.**

Per: ______________________________

Name: •
Title: •

**Schedule "D" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## NOTICE OF ROLLOVER

Date: •

**[REDACTED]**

Attention: Vice-President Syndications

Dear Sirs:

We refer to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower, and a consortium of Lenders with THE BANK OF NOVA SCOTIA, as Agent (the "Credit Agreement"). Capitalized terms used herein have the same meaning as in the Credit Agreement.

We hereby give notice of a Rollover of **[Bankers' Acceptances/a Libor Loan]** pursuant to Section 3.11 of the Credit Agreement.

**[If applicable]** We have outstanding **[Cdn/US]**$ ____________________ by way of **[Bankers' Acceptances/a Libor Loan] [with an Interest Period ending ____________________.]** Please Rollover ____________________ **[Cdn/US]** dollars of such **[Bankers' Acceptances/Libor Loan] [with a new Interest Period of ____________________.]**

**[If applicable]** We elect to market all of the Bankers' Acceptances issued pursuant to this Notice.

**[If applicable]** We elect to have the Lenders purchase all of the Bankers' Acceptances issued pursuant to this Notice.

Yours truly,

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.**

Per: ______________________________

Name: •

Title: •

**Schedule "E-1" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## BANKERS' ACCEPTANCE UNDERTAKING

1. This Bankers' Acceptance Undertaking is provided pursuant to the Credit Agreement made as March 28, 2008 among AltaGas Holding Limited Partnership No. 1 as Borrower and a consortium of Lenders with The Bank of Nova Scotia as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. Except as provided in paragraphs 3 and 5 below, the Borrower hereby agrees to pay on demand to each Lender at the Agent's Accounts for Payment the face amount of the bankers' acceptance forms, delivered in blank, and subsequently accepted and paid by each Lender that has been put into circulation fraudulently or without authority, and to indemnify each Lender against any loss, cost, damages, expense or claim regardless of by whosoever made, that each Lender may suffer or incur by reason of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance.

3. Where a bankers' acceptance purports to have been issued by the Borrower but bears the forged or unauthorized signatures of the undersigned drawer and the genuine acceptance of each Lender, such Lender shall have no claim against the purported undersigned drawer regardless of by whomsoever such claim may be made for loss, cost, damages, or expense such Lender may suffer or incur by reason of having accepted the said bankers' acceptance except where such forged or unauthorized signatures have been or were caused to be applied due to or as a result of any act or omission of the undersigned or by any of its officers, employees, agents or representatives.

4. On request, the Borrower hereby agrees to return to a Lender at its Branch of Account all such bankers' acceptance forms not signed by the Borrower.

5. The provisions of paragraph 2 above shall not apply in respect of any fraudulent, unauthorized or unlawful issue or use of any such bankers' acceptance which occurs while such bankers' acceptance is in the possession of a Lender or which is caused or permitted to occur by a Lender or any of its officers, employees, agents or representatives.

**Schedule "E-2" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## POWER OF ATTORNEY - BANKERS' ACCEPTANCES

1. This Power of Attorney is provided pursuant to the Credit Agreement made as March 28, 2008 among AltaGas Holding Limited Partnership No. 1 as Borrower and a consortium of Lenders with The Bank of Nova Scotia as Agent (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**"). Terms and expressions defined in the Credit Agreement which are used in this Power of Attorney and not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement.

2. The Borrower hereby appoints each Lender which is not a Non-Acceptance Lender (individually, the "**Lender**"), acting by any authorized signatory of such Lender, the attorney of the Borrower:

   (a) to sign, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, Bankers' Acceptances in the Lender's standard form which are depository bills as defined in the *Depository Bills and Notes Act* (Canada) (the "**DBNA**") drawn on the Lender and payable to a "clearing house" (as defined in the DBNA) including "CDS & Co."; and

   (b) to fill in the amount payable at maturity, date and maturity date of such Bankers' Acceptances;

   provided that such acts in each case are to be undertaken by the Lender strictly in accordance with instructions given to the Lender by the Agent as hereinafter provided in paragraph 3 of this Power of Attorney. The Borrower understands signatures of any authorized signatory of the Lender may be mechanically reproduced in facsimile on Bankers' Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of the Lender.

3. Instructions from the Borrower to the Lender relating to the amounts payable at maturity, date and maturity dates of Bankers' Acceptances to be purchased by the Lender shall be communicated by the Borrower in writing to the Lender by delivery to the Agent on behalf of the Lender of written notice (each being a "**Notice**") in accordance with provisions of the Credit Agreement. The communications in writing by the Borrower to the Agent on behalf of the Lender of the instructions set out in the Notice shall constitute (a) the authorization and instruction of the Borrower to the Lender to sign for and on behalf and in the name of the Borrower as drawer the requested Bankers' Acceptances and to complete and/or endorse Bankers' Acceptances in accordance with such information as set out therein, and (b) the request of the Borrower to the Lender to accept such Bankers' Acceptances and purchase the same in accordance with the Credit Agreement. The Borrower acknowledges that the Lender shall not be obligated to accept

or purchase any such Bankers' Acceptances except in accordance with the provisions of the Credit Agreement.

4. The Lender shall be and it is hereby authorized to act on behalf of the Borrower upon and in compliance with instructions from the Agent communicated to the Lender as provided herein if the Lender reasonably believes such instructions to be genuine. The Lender's actions in compliance with such instructions from the Agent shall be conclusively deemed to have been in accordance with the instructions of the Borrower.

5. The Borrower hereby agrees to indemnify the Lender and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this Power of Attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the negligence or wilful misconduct of the Lender or any of its directors, officers, employees, affiliates and agents.

6. No revocation of this Power of Attorney shall reduce, limit or otherwise affect the obligations of the Borrower in respect of any Bankers' Acceptances executed, completed, endorsed, discounted and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

7. The Power of Attorney is in addition to and not in substitution of any agreement to which the Lender and the Borrower are parties, including the Credit Agreement.

8. The Power of Attorney shall be governed in all respects by the laws of Alberta and the laws of Canada applicable therein and the Borrower and the Lender each hereby irrevocably attorns to the non-exclusive jurisdiction of the courts and such jurisdiction in respect of all matters arising out of this Power of Attorney.

9. In the event of a conflict between the provisions of this Power of Attorney and the Credit Agreement, the Credit Agreement shall prevail.

**Schedule "F" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## COMPLIANCE CERTIFICATE

I, ______________________________, of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1. I am the **[Chairman, President, Chief Executive Officer, Chief Operating Officer Chief Financial Officer, Treasurer, Secretary or ______________________]** of AltaGas Ltd., the Administrator of AltaGas Holding Limited Partnership No. 1 (the "Borrower") and I am authorized to provide this certificate to you for and on behalf of the Borrower;

2. This Certificate applies to the Fiscal **[Quarter/Year]** ending ______________, 20____;

3. I am familiar with and have examined the provisions of the Credit Agreement made as of March 28, 2008 among the Borrower and a consortium of Lenders with The Bank of Nova Scotia as Agent and I have made such investigations of corporate records and inquiries of other officers and senior personnel of the Borrower as I have deemed reasonably necessary for purposes of this Certificate;

4. No Default or Event of Default has occurred and is continuing of which we are aware;

5. The Consolidated Debt to Capitalization Ratio at the end of this Fiscal **[Quarter/Year]**, expressed as a percentage, is __________% where Consolidated Debt is $________________ and Consolidated Capitalization is $___________________;

6. The amount of Indebtedness of the Restricted Subsidiaries (other than Subsidiary Guarantors) of the type referred to in paragraphs (a) through (h) inclusive of the definition of Consolidated Debt but excluding Indebtedness of the type referred to in paragraphs (i) through (n) inclusive of such definition as at the end of this Fiscal **[Quarter/Year]** is ____________% of the amount of the Consolidated Total Assets of the Borrower and its Restricted Subsidiaries;

7. The Consolidated Debt to EBITDA Ratio as at the end of this Fiscal **[Quarter/Year]** is _______ to 1:00 where Consolidated EBITDA is $ _______;

8. The Consolidated EBITDA to Interest Expense Ratio as at the end of this Fiscal **[Quarter/Year]** is ______ to 1:00 where Consolidated Interest Expense is $_______;

9. The amount of Working Capital **[Deficit/Surplus]** as at the end of this Fiscal **[Quarter/Year]** is Cdn $_____________________ calculated as follows:

| | | |
|---|---|---|
| Current Liabilities: | Cdn $________________ | |
| Current Assets: | Cdn $________________ | |
| Working Capital **[Deficit/Surplus]** | Cdn $________________ | |

10. Except where the context otherwise requires, all capitalized terms used herein have the same meaning as in the Credit Agreement; and

11. This Certificate is given by the undersigned officer in his/her capacity as an officer of AltaGas Ltd. without any personal liability on the part of such officer.

EXECUTED at the City of Calgary, in the Province of Alberta this _______ day of ____________________, 20________.

Yours truly,

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.**

Per: ______________________________

Name: •

Title: •

**Schedule "G" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## LENDER TRANSFER AGREEMENT

To: The Bank of Nova Scotia, as Agent

And to: AltaGas Holding Limited Partnership No. 1 (the "Borrower")

Re: Credit Agreement made as of March 28, 2008 among the Borrower, the Agent and The Bank of Nova Scotia and each of the financial institutions which have entered into or shall enter into a Lender Transfer Agreement

Capitalized terms in this Lender Transfer Agreement shall have the meanings set out in the Credit Agreement.

1. **[name of new lender]** (the "Assignee") acknowledges that its proper officers have received and reviewed a copy of the Loan Documents and further acknowledges the provisions of the Loan Documents.

2. The Assignee agrees to become a Lender under the Credit Agreement; **[name of selling Lender]** (the "Assignor") has agreed to and does hereby sell, assign and transfer to the Assignee an undivided ________________% interest in the Total Commitment equal to Cdn $__________________; and, accordingly, the Assignee has agreed to execute this Lender Transfer Agreement.

3. The Assignee, by its execution and delivery of this Lender Transfer Agreement, agrees that from and after the date hereof it shall be a Lender under the Credit Agreement and agrees to be bound by and to perform all of the terms, conditions and covenants of the Credit Agreement applicable to a Lender but its liability to make Borrowings shall be limited to its Commitment identified in paragraph 4 of this Lender Transfer Agreement.

4. [The Assignee confirms that its Commitment under the Credit Agreement is Cdn $__________________________.] [Insert if applicable] [The Assignor confirms that its remaining Commitment under the Credit Agreement is Cdn $__________.]

5. The Assignee agrees to assume, without recourse to the Assignor, all present and future liabilities and obligations of the Assignor as Lender under the Credit Agreement to the extent of the Assignee's Commitment as provided for herein and the Assignor is hereby released and discharged from such obligations and liabilities to the same extent.

6. The Assignee acknowledges and confirms that it has not relied upon and that neither the Assignor nor the Agent nor any of their respective directors, officers, employees or agents have not made any representation or warranty whatsoever as to the due execution, legality, effectiveness, validity or enforceability of any of the Loan Documents or any other documentation or information delivered by the Assignor or the Agent to the

Assignee in connection therewith or for the performance thereof by any party thereto or of the financial condition of the Borrower. All representations, warranties and conditions express or implied by law or otherwise are hereby excluded.

7. The Assignee represents and warrants that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into the financial condition, creditworthiness, affairs, status and nature of the Borrower and has not relied and will not hereafter rely on the Assignor or the Agent or any of their respective directors, officers, employees or agents to appraise or keep under review on its behalf the financial condition, creditworthiness, affairs, status or nature of the Borrower.

8. Each of the Assignor and the Assignee represents and warrants to the other, and to the Agent, the Lenders and the Borrower that it has the capacity and power to enter into this Lender Transfer Agreement in accordance with the terms hereof and to perform its obligations arising therefrom, and all actions required to authorize the execution and delivery hereof and the performance of such obligations have been duly taken.

9. This Lender Transfer Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, Canada.

10. Notices shall be given to the Assignee in the manner provided for in the Credit Agreement as follows:

[•]
[•]
Attention: [•]
Telecopier: [•]

11. This Lender Transfer Agreement shall be binding upon the Assignee and its successors and permitted assigns.

DATED this ____________ day of ____________________, 20______.

______________________________
**[Name of Assignee]**

By: ____________________________
Name: •
Title: •

The Assignor hereby acknowledges the above Lender Transfer Agreement and agrees that its Commitment is reduced by an amount equal to the Commitment assigned to the Assignee hereby.

______________________________

**[Name of Assignor]**

By: ______________________________
Name: •
Title: •

The Borrower hereby acknowledges the above Lender Transfer Agreement and consents to the Assignee becoming a Lender under the Credit Agreement to the extent of its Commitment as set out in paragraph 4 of the Lender Transfer Agreement.

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1, by its Administrator, ALTAGAS LTD.**

Per: ______________________________
Name: •
Title: •

**Schedule "H" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

---

**[INTENTIONALLY DELETED]**

**Schedule "I" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

---

**[INTENTIONALLY DELETED]**

**Schedule "J" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

---

**[INTENTIONALLY DELETED]**

**Schedule "K" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

**[INTENTIONALLY DELETED]**

**Schedule "L" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

---

**[INTENTIONALLY DELETED]**

**Schedule "M" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## RESTRICTED SUBSIDIARIES

AltaGas Holding Limited Partnership No. 2
AltaGas Ltd.
AltaGas Holdings Inc.
AltaGas Power Holdings Partnership
AltaGas Operating Partnership
AltaGas Pipeline Partnership
AltaGas Limited Partnership
Premstar Energy Canada Limited Partnership
ECNG Energy L.P.
AltaGas Energy Solutions Inc.
AltaGas Services (US) Inc.
AltaGas Facilities (US) Inc
AltaGas Marketing (US) Inc.
AltaGas Holdings #2 Inc.
Taylor NGL Limited Partnership
Taylor Gas Liquids Ltd.
1155190 Alberta Ltd.
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
Taylor Management Inc.
Taylor Processing Inc.

**Schedule "N" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

## FORM OF SUBSIDIARY GUARANTEE

THIS GUARANTEE is made as of • by **[Subsidiary Guarantor]**, a **[corporation / partnership / trust]** duly **[incorporated/formed]** pursuant to the laws of • (the "**Guarantor**"), in favour of and for the benefit of the Guarantee Beneficiaries.

**Recitals**

1. The Guarantee Beneficiaries (or Affiliates thereof) have agreed to enter into the Credit Agreement on the condition that the Guarantor provide this Guarantee;

2. The Guarantor will derive significant benefit from the extension of credit by the Guarantee Beneficiaries to the Borrower and its Subsidiaries under Swap Agreements;

NOW, THEREFORE, the Guarantor agrees with the Guarantee Beneficiaries as follows:

## ARTICLE 1
## DEFINITIONS AND INTERPRETATION

### 1.1 Definitions

In this Guarantee, unless something in the subject matter or context is inconsistent therewith:

"**Borrower**" means AltaGas Holding Limited Partnership No. 1 and includes its successors and permitted assigns;

"**Credit Agreement**" means the credit agreement made as of March 28, 2008 among the Borrower, The Bank of Nova Scotia, as Agent, and the Lenders party thereto, as amended, supplemented or restated from time to time;

"**Event of Default**" means an "**Event of Default**" as defined in the Credit Agreement or a default by the Borrower or any Subsidiary under any Swap Agreement which entitles the applicable Guarantee Beneficiaries to demand payment thereunder;

"**Guarantee Beneficiaries**" means The Bank of Nova Scotia, for itself and as Agent and on behalf of the Lenders under the Credit Agreement (including the Swap Lenders);

"**Guaranteed Obligations**" means, collectively and at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrower or any Subsidiary to the Guarantee Beneficiaries or any of them under, pursuant or relating to the Credit Agreement, any other Loan Document or

any Swap Agreement, whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement. For certainty, if the Credit Agreement ceases to be in force for any reason whatsoever, then for all purposes hereof the aforementioned capitalized words and phrases shall continue to have the same defined meanings set forth in the Credit Agreement as if such agreement remained in force in the form immediately prior to its ceasing to be in force.

### 1.2 Headings and Guarantee References

(a) The division of this Guarantee into Articles and Sections, and the insertion of headings is for convenience of reference only and shall not affect the construction or interpretation of this Guarantee.

(b) The terms "this Guarantee", "hereof", "hereunder" and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof, and include any amendments hereto. Unless otherwise stated, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

## ARTICLE 2
## NO COLLATERAL AGREEMENTS

### 2.1 Acknowledgement

The Guarantor confirms that its obligations under this Guarantee are not subject to any promise or condition affecting or limiting its liability, and no statement, representation, collateral agreement or promise on the part of the Guarantee Beneficiaries or any officer, employee or agent thereof forms any part of this Guarantee or has induced the making thereof or shall be deemed in any way to affect the Guarantor's liability hereunder, unless expressly set out herein. It is the parties' intent that all conditions and limitations relating to this Guarantee be expressly set out herein, failing which the Guarantor expressly waives reliance thereon as a defence to or limitation of its obligations hereunder.

## ARTICLE 3
## GUARANTEE

### 3.1 Guarantee

The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guarantee Beneficiaries the due and punctual payment and discharge of all Guaranteed Obligations. The Guarantor covenants that the Guaranteed Obligations will be fully and punctually paid strictly in accordance with the terms of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable). The Guarantor hereby indemnifies the Guarantee Beneficiaries on demand by the Agent or the applicable Guarantee Beneficiaries

against any loss or liability suffered by them as a result of any Guaranteed Obligation being or becoming unenforceable, invalid or illegal.

### 3.2 Continuing Guarantee

This Guarantee shall be a continuing guarantee, shall cover and secure any ultimate balance owing to the Guarantee Beneficiaries on account of the Guaranteed Obligations, and shall be operative and binding notwithstanding that at any time or times the Guaranteed Obligations may equal zero or that any payments from time to time may be made to the Guarantee Beneficiaries or any settlements of account effected or any other thing whatsoever done, suffered or permitted, or any other action short of actual and final payment to the Guarantee Beneficiaries of all Guaranteed Obligations.

### 3.3 Other Guarantors

This Guarantee shall be operative and binding regardless of whether or not any proposed guarantor or any Persons other than the Guarantor have executed or shall execute this Guarantee or any other guarantee of the Guaranteed Obligations or is or are or shall become in any other way responsible to the Guarantee Beneficiaries for or in respect of the Guaranteed Obligations or any part thereof, and regardless of whether or not any other Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof (whether under this Guarantee or otherwise) shall cease to be so liable.

### 3.4 Identity of Borrower and Subsidiaries

This Guarantee is to extend to the Borrower and each Subsidiary notwithstanding any change or changes in the name, business, powers, objects, membership, partners, shareholders or other equity owners, directorate, organization or management of the Borrower or such Subsidiary, and notwithstanding any reorganization of the Borrower or such Subsidiary or the merger or amalgamation of the Borrower or such Subsidiary with another or others (including with the Guarantor, in which case the obligations of the Guarantor hereunder shall be direct), or the sale or disposal of any of the Borrower's or such Subsidiary's business in whole or in part to another or others,. or the receivership, dissolution, insolvency, winding-up, arrangement, reorganization, bankruptcy or liquidation of or in respect of the Borrower or such Subsidiary, and no such event shall lessen, release or discharge the obligations of the Guarantor under this Guarantee.

### 3.5 Acknowledgement of Continued Liability

The Guarantor shall from time to time forthwith on the reasonable request of the Guarantee Beneficiaries deliver to them suitable acknowledgements of its continued liability hereunder in such form as counsel for the Guarantee Beneficiaries may advise.

### 3.6 Guarantor to Pay; Interest; Currency

(a) If at any time an Event of Default shall have occurred and be continuing and, in the case of the Credit Agreement, if the Agent shall be entitled to issue an Acceleration Notice under the Credit Agreement, the Guarantor shall forthwith on

demand by the Agent or the other applicable Guarantee Beneficiaries, pay to the Guarantee Beneficiaries the amount in default (including any accelerated obligations).

(b) If the Guarantee Beneficiaries make demand upon the Guarantor as provided in this Section, the Guarantor shall thereupon be liable to the Guarantee Beneficiaries for the amount demanded directly, as principal, and not just as surety, and will not plead or assert to the contrary in any proceeding taken by the Guarantee Beneficiaries in enforcing this Guarantee.

(c) The Guarantor shall pay interest on those of the Guaranteed Obligations that are payment obligations for which demand shall have been made, computed from and after the date of demand until payment in full, at the rate or rates provided in the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) in respect of the obligation so demanded, calculated and compounded in the same manner, but without duplication of interest which is payable by the Guarantor where such interest forms part of the Guaranteed Obligations.

(d) All Guaranteed Obligations that are payment obligations shall be paid by the Guarantor in whichever currency or currencies in which they are denominated.

### 3.7 Statement of Obligations

The statement in writing of the Guarantee Beneficiaries from time to time of the indebtedness, obligations or liability of the Borrower or any Subsidiary to them shall be binding upon the Guarantor and shall be *prima facie* evidence of the amount of the indebtedness, obligations or liability. All right to question in any way the present or future method of the Guarantee Beneficiaries of dealing with the Borrower or any Subsidiary, or with any Persons now or hereafter liable to the Guarantee Beneficiaries for the Guaranteed Obligations or any part thereof, is hereby waived to the extent permitted by applicable law.

### 3.8 Not Bound to Exhaust Recourse

The Guarantee Beneficiaries shall not be bound to exhaust their recourse against the Borrower or any Subsidiary or to pursue any rights or remedies they may have against the Borrower or any Subsidiary, any other guarantor or any other Person, or to make any demand on or present any note to the Borrower or any Subsidiary or any Person other than the Guarantor, or file any proof of claim in any insolvency, administration, arrangement, winding-up, liquidation or bankruptcy before demanding or being entitled to demand payment from the Guarantor hereunder.

### 3.9 Authority

The Guarantee Beneficiaries shall not be concerned to see or enquire into the powers of the Borrower or any Subsidiary or the directors, officers or agents of the Borrower or any Subsidiary acting or purporting to act on its behalf, and all moneys, advances, renewals and credits in fact borrowed or obtained in the professed exercise of such powers shall be deemed to the extent permitted by applicable law to form part of the Guaranteed Obligations even if

irregularly, fraudulently, defectively or informally effected or in excess of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof, and notwithstanding any incapacity or disability of any thereof, and further notwithstanding any actual or constructive notice of the powers of the Borrower or any Subsidiary or the directors, officers or agents thereof.

**3.10 Reinstatement**

Where any discharge (whether in respect of the obligations of the Borrower or any Subsidiary, any security for such obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on insolvency, bankruptcy, administration, arrangement, liquidation or otherwise, the liability of the Guarantor under this Guarantee shall continue as if there had been no such discharge or arrangement. The Guarantee Beneficiaries shall be entitled to concede or compromise any claim that any such payment, security or other disposition is liable to avoidance or repayment.

**3.11 Postponement of Claims**

During the continuance of an Event of Default applicable to the Borrower or a Subsidiary, all indebtedness and liabilities, present and future, of the Borrower or such Subsidiary, as applicable, to the Guarantor, together with any security therefor, is hereby postponed to all present and future indebtedness and liabilities of the Borrower or such Subsidiary, as applicable, to the Guarantee Beneficiaries and all monies received from the Borrower or such Subsidiary, as applicable, or for the account of the Borrower or such Subsidiary, as applicable, by the Guarantor shall be received and held by the Guarantor in trust for the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations, and forthwith upon receipt paid over to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders) until the Borrower's or such Subsidiary's, as applicable, indebtedness and liabilities to the Guarantee Beneficiaries is finally paid and satisfied in full, all without prejudice to and without in any way limiting or lessening the liability of the Guarantor to the Guarantee Beneficiaries under this Guarantee.

**3.12 Subrogation; No Competition with Guarantee Beneficiaries**

The Guarantor shall not exercise any rights which it may have acquired by way of subrogation, indemnity or contribution under this Guarantee (by virtue of any payment being made by it hereunder, any liability to make payment hereunder, or otherwise), or exercise any right of contribution against any other guarantor, or, during the continuance of an Event of Default applicable to the Borrower or a Subsidiary, claim or exercise any right of set-off against the Borrower or such Subsidiary, as applicable, or any other guarantor, unless and until all Guaranteed Obligations have been finally paid and performed in full. If any amount shall be paid (including through any exercise of set-off rights) to the Guarantor arising out of or based upon such right of subrogation, indemnity, contribution or, during the continuance of an Event of Default, set-off at a time when the Guaranteed Obligations have not been paid and performed in full, such amount (in the case of a set-off, an amount equal to such set-off in fact exercised by it)

shall be deemed to have been paid to the Guarantor for the benefit of, and held by the Guarantor in trust for, the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations and shall forthwith be paid to the Guarantee Beneficiaries and such other lenders (pro rata to each in proportion to the aggregate of such obligations owing to such lenders).

**3.13 Filing of Claims in Insolvency**

Notwithstanding Section 3.12, during the continuance of a Default or Event of Default applicable to the Borrower or such Subsidiary, on request by the applicable Guarantee Beneficiaries, the Guarantor will file, enforce and collect all claims against the Borrower or such Subsidiary, as applicable, in any receivership, bankruptcy, arrangement or other proceedings in which the filing of claims is contemplated by law in respect of any indebtedness of the Borrower or such Subsidiary, as applicable, to the Guarantor, and will hold in trust and assign to the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of the Guarantor's rights thereunder. If the Guarantor fails to file, enforce or collect any such claim, any Guarantee Beneficiary, as attorney in fact of the Guarantor, is hereby authorized to do so in the name of the Guarantor or, in its discretion, to assign the claim to the Guarantee Beneficiaries or their nominee and cause a proof of claim to be filed in the Guarantee Beneficiaries' name or the name of their nominee for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations. In all such cases, whether in receivership, bankruptcy, arrangement proceedings or otherwise, the Person or Persons authorized to pay such claim shall be fully authorized and entitled to pay to the Guarantee Beneficiaries (or their nominee) and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations the full amount payable on the claim in the proceeding before making any payment to the Guarantor, and to the extent necessary to give effect hereto, the Guarantor hereby assigns to the Guarantee Beneficiaries for the benefit of the Guarantee Beneficiaries and all other lenders whose obligations rank *pari passu* with the Guaranteed Obligations all of its rights to any payments or distributions to which the Guarantor otherwise would be entitled in such proceeding.

**3.14 Preservation of Rights**

Until all amounts which may be or become payable under or in connection with the Credit Agreement, any Loan Document or any Swap Agreement (as applicable) have been irrevocably paid and discharged in full (whether by the Borrower, any Subsidiary, the Guarantor or otherwise), after a claim has been made pursuant to this Guarantee which has not been paid in full, the Guarantee Beneficiaries may:

(a) refrain from applying or enforcing any other security, monies or rights held or received by the Guarantee Beneficiaries, as the case may be, in respect of (or capable of being applied in respect of) such amounts or apply and enforce the same in such manner and order as the Guarantee Beneficiaries see fit (whether against such amounts or otherwise); and

(b) hold in a suspense account (with the obligation to pay interest on the monies held therein at a reasonable rate available to it for deposits made by it in the same

currency on like terms and in like amounts) any monies received from the Guarantor or on account of the Guarantor's liability under this Guarantee.

## ARTICLE 4
## OBLIGATIONS NOT RELEASED

### 4.1 Obligations Absolute

The obligations of the Guarantor hereunder shall be absolute and unconditional, and shall not be released, diminished, discharged or in any way lessened, abated, impaired or reduced by:

(a) the Guarantee Beneficiaries agreeing to any renewal, extension, increased commitment, change, variation, alteration, restatement, waiver, modification, release or discharge in or in respect of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or anything done, suffered or permitted by the Guarantee Beneficiaries in relation to the Guaranteed Obligations, the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including any amendment or change in the manner, time, place or calculation of payment of the Guaranteed Obligations (including increases or decreases in principal, interest rates, fees or other obligations);

(b) time or any indulgence being given to the Borrower, any Subsidiary or any other Person by the Guarantee Beneficiaries;

(c) the merging of the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or the Guaranteed Obligations or other obligations of the Borrower or any Subsidiary in, or any alteration thereof by virtue of, any subsequent agreement or amending agreement;

(d) the Guarantee Beneficiaries agreeing to any compromise, settlement, proposal, arrangement or plan of reorganization affecting the Borrower, any Subsidiary or any other guarantor;

(e) the Guarantee Beneficiaries agreeing to the release of any other guarantor or any other Person liable directly or as surety or otherwise for the Guaranteed Obligations or any part thereof, or the addition of any guarantor, endorser or surety;

(f) the Guarantee Beneficiaries failing or omitting to, or refraining from, taking any action to enforce the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any rights or remedies thereunder, or proving the claim or part of the claim of the Guarantee Beneficiaries in any liquidation, bankruptcy, winding up, compromise, arrangement or other proceeding relating to the Borrower, any Subsidiary or any other Person;

(g) the lack of validity, enforceability, provability or collectibility (in whole or in part) for any reason of, or any informality, defect or irregularity in or omission

from, the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable) or any impossibility, impracticability, frustration, illegality, fraud, forgery, *force majeure*, act of government or change in applicable law, or the loans or advances constituting the Guaranteed Obligations having been made in excess of the power of the Guarantee Beneficiaries or any of them or in contravention of any of their governing statutes or constating documents;

(h) any common law or statute bar on enforcement of the whole or any part of the Guaranteed Obligations or the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable);

(i) any marshalling of assets and liabilities;

(j) any notice by the Guarantor purporting in any way to limit its liability hereunder in respect of any Guaranteed Obligations, whether arising prior or subsequent to such notice;

(k) any failure or lack of diligence on the part of the Guarantee Beneficiaries to examine, inspect, investigate, monitor or take any other steps in connection with the Borrower's or any Subsidiary's obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), including in respect of environmental matters;

(l) any limitation on the amount guaranteed by any other guarantor of the Guaranteed Obligations; or

(m) any other event, circumstance, occurrence or contingency which might otherwise constitute a legal or equitable defence available to, or discharge of, the Guarantor, the Borrower, any Subsidiary or any other guarantor of or in respect of the Guaranteed Obligations;

in each case regardless of how substantial, fundamental or material such event or circumstance mentioned above may be, or however prejudicial it may be to the Guarantor, and without any requirement for notice to the Guarantor of any of such event or circumstance, subject to the requirements of applicable law.

**4.2 Security from the Borrower or a Subsidiary**

(a) Without limiting the generality of Section 4.1, the Guarantee Beneficiaries shall be at liberty (without in any way prejudicing or affecting their rights hereunder) from time to time to hold and receive such security for the Guaranteed Obligations or any part thereof as they may deem proper without any obligation of the Borrower or any Subsidiary to provide any security except as may be required under the Credit Agreement, and may give up, vary, exchange, release, surrender, discharge, waive, postpone, subordinate, abandon or otherwise deal with or fail to deal with such security or any part thereof or property covered thereby or allow the Borrower, any Subsidiary or others to deal with the property

covered thereby, all as the Guarantee Beneficiaries may consider expedient or appropriate, subject to the requirements of applicable law.

(b) The Guarantee Beneficiaries may, without exonerating in whole or in part the Guarantor, abstain from taking, perfecting or registering, or from continuing any such perfection or registration of, or from taking advantage of, any security or the provisions of any applicable law relating thereto.

(c) The Guarantee Beneficiaries may realize or refrain from realizing upon any security when, and in such manner, as the Guarantee Beneficiaries deem expedient, and the Guarantor to the extent permitted by applicable law waives any right it may have to receive notice of any actions or proceedings taken in respect thereof.

(d) None of (i) the failure to take or any loss of or in respect of any security or the property covered thereby, whether occasioned by the fault, omission, carelessness, negligence or recklessness of the Guarantee Beneficiaries or otherwise (including improvident or improper handling, collection or realization thereof or thereunder), (ii) the failure by the Guarantee Beneficiaries, in whole or in part, to put or keep themselves in a position to deliver any security or any of it to the Guarantor on payment of the Guaranteed Obligations, or (iii) any release, modification or waiver of, or failure, omission, delay, neglect, refusal or lack of diligence to enforce, any right, benefit, privilege or interest under any contract or agreement under which the rights of the Borrower or any Subsidiary have been collaterally or absolutely assigned or in which a security interest has been granted, shall in any way limit, lessen or release or otherwise abate the liability of the Guarantor hereunder.

**4.3 Dealing with the Borrower or a Subsidiary**

It is the intent of the Guarantor and the Guarantee Beneficiaries that the Guarantee Beneficiaries may discontinue, reduce, increase or otherwise vary the credit of the Borrower or any Subsidiary and otherwise deal, in the broadest sense of that word, with the Borrower or any Subsidiary and others, including any other guarantor, as the Guarantee Beneficiaries may see fit, all without prejudice to or in any way limiting or lessening the Guarantor's liability hereunder and without necessity for obtaining the consent of or giving notice to the Guarantor.

**4.4 Notices not Required**

No Guarantee Beneficiary nor any other Person shall, subject to the requirements of applicable law, have any duty or obligation to notify, or timely notify, the Guarantor of (i) any default, event of default or similar event (however denominated) under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable), or any renewal, extension, supplement, modification, rearrangement, amendment, restatement, replacement, cancellation, rescission, revocation or reinstatement (whether or not material) in respect thereof, (ii) any taking, release or exchange of any security, (iii) any action taken or not taken by any Guarantee Beneficiary or any other Person against the Borrower, any Subsidiary or any other Person, (iv)

any new agreement between any Guarantee Beneficiary, the Borrower, any Subsidiary or any other Person, or (v) any other event or circumstance whatsoever.

## ARTICLE 5
## REPRESENTATIONS AND COVENANTS

### 5.1 Representations

The Guarantor represents and warrants to each of the Guarantee Beneficiaries that:

(a) It is a **[corporation / partnership / trust]** duly **[incorporated / formed]** and validly existing under the laws of the •. It is duly qualified to carry on business in each jurisdiction in which such qualification is required by law. It has the power and authority to own the assets it purports to own, to transact the business it transacts and proposes to transact and to comply with the provisions of this Guarantee and to duly perform and observe all of its obligations hereunder;

(b) The execution, delivery, and performance of this Guarantee by the Guarantor has been or will be, when executed and delivered, duly authorized by all necessary action, are within its power and capacity and will not violate any provision of applicable law, the constating documents of the Guarantor or any other governing document and will not result in the breach of, or constitute a default or require any consent under, any indenture or other agreement or instrument to which it is a party or by which it or its property may be bound or affected, and does not require any governmental approval;

(c) This Agreement constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by applicable law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles; and

(d) It has determined that its liability and obligation under this Guarantee may reasonably be expected to substantially benefit the Guarantor directly. The Guarantor has had full and complete access to the underlying papers relating to the Guaranteed Obligations and all other papers executed by any other Person in connection with the Guaranteed Obligations. The Guarantor is fully informed of all circumstances which bear upon the risks of executing this Guarantee which a diligent inquiry would reveal. The Guarantor has adequate means to obtain from the Borrower or any Subsidiary, on a continuing basis, information concerning the Borrower's or such Subsidiary's financial condition, and is not depending on any Guarantee Beneficiary to provide such information, now or in the future. The Guarantor agrees that no Guarantee Beneficiary shall have any obligation to advise or notify the Guarantor or to provide the Guarantor with any data or information. The Guarantor acknowledges receipt of a copy of all Loan

Documents and Swap Agreements (if any) and understands the obligations of the Borrower or the applicable Subsidiary thereunder.

### 5.2 Covenants

The Guarantor covenants with the Guarantee Beneficiaries that it shall:

(a) comply with and be bound by each covenant in the Credit Agreement and the other Loan Documents and Swap Agreements that is applicable to the Guarantor; and

(b) not take any action or fail to take any action which would result in the Borrower or any Subsidiary being in breach of any term or provision of the Credit Agreement or any other Loan Document or Swap Agreement.

## ARTICLE 6
## WITHHOLDING TAX

### 6.1 Payment Net of Withholding Tax

The Guarantor shall make all payments required hereunder to any Guarantee Beneficiary, whether by way of principal, interest or otherwise, without withholding any Tax. If the Guarantor is required by applicable law to deduct any withholding Tax from or in respect of any amounts payable under this Guarantee in respect of a Guarantee Beneficiary (a) the amounts payable by the Guarantor hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.1), the Guarantee Beneficiaries will receive an amount equal to the sum they would have received had no such deductions been made, (b) the Guarantor will make such deductions, and (c) the Guarantor will pay the full amount deducted to the relevant taxing authority or other governmental authority in accordance with applicable law.

## ARTICLE 7
## EXPENSES AND INDEMNITY

### 7.1 Expenses

The Guarantor shall pay to the Guarantee Beneficiaries all reasonable out-of-pocket costs and expenses incurred by the Guarantee Beneficiaries from time to time in the documentation, preparation, negotiation, printing, execution, registration, delivery, enforcement, realization and collection of or in respect of this Guarantee, including the reasonable fees of legal counsel for the Guarantee Beneficiaries on a solicitor and his own client basis. All such amounts shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum, calculated from the date demanded by the Guarantee Beneficiaries to the date paid by the Guarantor.

### 7.2 Indemnity

The Guarantor shall indemnify the Guarantee Beneficiaries and hold them harmless against all losses, costs, expenses, liabilities, actions, suits, claims or damages of any and every kind incurred by the Guarantee Beneficiaries as a result of:

(a) a default by the Guarantor in the payment of any Guaranteed Obligations, and

(b) the failure by the Guarantor to comply with any of its covenants or other obligations hereunder.

Without limiting the generality of the foregoing, this indemnity shall extend to:

(i) reasonable legal fees on a solicitor and his own client basis, including the costs of defending and/or counterclaiming or claiming over against third parties in respect of any action or matter, and

(ii) any amounts payable arising out of a settlement of any action entered into between the Guarantee Beneficiaries or any of them and any other Person with the consent of the Guarantor, not to be unreasonably withheld.

A certificate of the Guarantee Beneficiaries as to the amount of any such loss or expense shall be *prima facie* proof of the amount thereof. The amount required to be paid by the Guarantor hereunder shall be payable by the Guarantor on demand, shall bear interest at the Prime Rate plus one percent (1%) per annum calculated from the date of demand for any indemnified outlay is made by the Guarantee Beneficiaries hereunder to the date paid by the Guarantor. The provisions of and undertakings and indemnification set out in this Section shall survive the payment and satisfaction of the Guaranteed Obligations.

## ARTICLE 8
## GENERAL

### 8.1 Notice

Any notice, communication or demand to be made or given hereunder shall be in writing and may be made or given by personal delivery or by facsimile or other electronic means of communication addressed as follows:

To the Guarantor:

**[REDACTED]**

To the Guarantee Beneficiaries:

**[REDACTED]**

or to such other address or facsimile number as any party may from time to time notify the other in accordance with this Section. Any notice, communication or demand made or given by personal delivery during usual business hours at the place of receipt on a Business Day shall be deemed to have been given on the day of actual delivery thereof. Any notice, communication or demand made or given by personal delivery after usual business hours on a Business Day or by facsimile or other electronic means of communication shall be deemed to have been given, on the first Business Day following the delivery or transmittal thereof.

**8.2 Governing Law and Jurisdiction**

(a) THIS GUARANTEE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAW OF THE PROVINCE OF ALBERTA AND THE LAW OF CANADA APPLICABLE THEREIN.

(b) The Guarantor agrees that the courts of Alberta shall have jurisdiction to hear and determine any suit, action or proceeding and to settle any disputes which may arise out of or in connection with the aforesaid documents and it irrevocably submits to the non-exclusive jurisdiction of such courts, without prejudice to the rights of any Guarantee Beneficiary to take proceedings in any other jurisdictions, whether concurrently or not.

**8.3 Payment on Stay**

If:

(a) the Borrower, any Subsidiary or the Guarantor is prevented from making payment of any of the Guaranteed Obligations when it would otherwise be required to do so; or

(b) the Guarantee Beneficiaries are prevented from demanding payment of the Guaranteed Obligations;

in each case because of a stay or other judicial proceeding or any other legal impediment, all Guaranteed Obligations or other amounts otherwise subject to demand, acceleration or payment shall nevertheless be payable by the Guarantor as provided for hereunder.

### 8.4 Prohibited Rate

In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by applicable law. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under applicable law. It is further agreed that any excess actually received by a Guarantee Beneficiary shall be credited against the Guaranteed Obligations.

### 8.5 Assignment

(a) The Guarantee Beneficiaries may assign, or grant participation in, this Guarantee (in whole or in part) to any Person to whom they are entitled to assign any Guaranteed Obligations under the Credit Agreement, any other Loan Document or any Swap Agreement (as applicable).

(b) Except as permitted by the Credit Agreement, the Guarantor shall not assign its rights or obligations hereunder without the prior written consent of the Guarantee Beneficiaries.

(c) Subject to paragraphs (a) and (b), this Guarantee shall enure to the benefit of and be binding upon the Guarantor, the Guarantee Beneficiaries, and their respective successors and permitted assigns.

### 8.6 Severability

Any provision of this Guarantee which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

### 8.7 Whole Agreement

This Guarantee constitutes the whole and entire agreement between the parties hereto and cancels and supersedes any prior agreements, undertakings, declarations, commitments and representations, written or oral, in respect thereof.

### 8.8 Amendments, Waivers and Consents

This Guarantee may only be amended by an agreement in writing between the Guarantor and the Guarantee Beneficiaries which are Lenders under the Credit Agreement, and provisions hereof may be waived or matters consented to by the Guarantee Beneficiaries which are Lenders under the Credit Agreement only if the Guarantee Beneficiaries which are Lenders under the Credit Agreement so agree in writing. Any waiver or consent by the Guarantee Beneficiaries which are Lenders under the Credit Agreement under any provision of this Guarantee may be given subject to any conditions thought fit by the Guarantee Beneficiaries which are Lenders

under the Credit Agreement. Any waiver or consent shall be effective only in the specific instance and for the purpose for which it is given.

**8.9 Further Assurances**

(a) Each party shall promptly cure any defect by it in the execution and delivery of this Guarantee.

(b) The Guarantor, at its expense, shall promptly execute and deliver to the Guarantee Beneficiaries, upon request by the Guarantee Beneficiaries in writing, all such other and further documents, agreements, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

**8.10 Time of the Essence**

Time shall be of the essence of this Guarantee.

**8.11 Separate Action**

In case of default hereunder, the Guarantee Beneficiaries may maintain an action or separate successive actions upon this Guarantee against the Guarantor whether or not the Borrower or the applicable Subsidiary is joined therein or a separate action is brought against the Borrower, such Subsidiary or any other guarantor or any judgment obtained against any of them. The Guarantee Beneficiaries' rights shall not be exhausted by the exercise of any of the Guarantee Beneficiaries' rights hereunder or otherwise against the Guarantor or by any number of successive actions until and unless all Guaranteed Obligations have been fully paid and performed, and each of the Guarantor's obligations hereunder has been fully performed.

**8.12 Waiver and Acknowledgement**

(a) The Guarantor hereby to the extent permitted by applicable law expressly waives:

(i) notice of acceptance of this Guarantee;

(ii) notice of the existence or creation of all or any of the Guaranteed Obligations;

(iii) any right to require marshalling of assets and liabilities;

(iv) presentment, notice of dishonour, protest, and all other notices whatsoever except for demand for payment hereunder; and

(v) diligence in collection or protection of or realization upon all or any of the Guaranteed Obligations or any obligation hereunder.

(b) The Guarantor acknowledges the terms of the Credit Agreement, the other Loan Documents and the Swap Agreements (if any) and consents to and approves the same.

(c) The Guarantor hereby acknowledges receipt of a true copy of this Guarantee.

(d) Nothing herein shall create any joint or joint and several liability of the Borrower and any of the Subsidiaries under any Loan Document or Swap Agreement except to the extent expressly set forth therein.

**8.13 Release of Guarantee**

This Guarantee shall be released by the Agent on behalf of Guarantee Beneficiaries if and to the extent permitted by subsection 9.4(b) of the Credit Agreement.

IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

**[SUBSIDIARY GUARANTOR]**

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

**Schedule "O" to the Credit Agreement made as of March 28, 2008 among ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1 as Borrower and a consortium of Lenders with THE BANK OF NOVA SCOTIA as Agent**

**COMMITMENTS OF LENDERS**

| **LENDER** | **COMMITMENT** |
|---|---|
| The Bank of Nova Scotia | Cdn. $30,000,000 |
| Royal Bank of Canada | Cdn. $30,000,000 |
| Canadian Imperial Bank of Commerce | Cdn. $30,000,000 |
| Bank of Montreal | Cdn. $30,000,000 |
| Fortis Capital (Canada) Ltd. | Cdn. $30,000,000 |
| HSBC Bank Canada | Cdn. $30,000,000 |
| National Bank Financial | Cdn. $30,000,000 |
| The Toronto-Dominion Bank | Cdn. $20,000,000 |
| Alberta Treasury Branches | Cdn. $20,000,000 |
| | **Cdn. $250,000,000** |

SEC File # 82-34911

AltaGas

**NEWS RELEASE**

RECEIVED

2008 MAY -7 P 1:28

# ALTAGAS INCOME TRUST ANNOUNCES $55 MILLION IN PROJECTS AT HARMATTAN COMPLEX

**Calgary, Alberta (April 24, 2008)** – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it plans to spend approximately $55 million on projects to increase volumes and boost efficiency at its Harmattan Complex located approximately 100 kilometres northwest of Calgary, Alberta.

AltaGas will invest $24 million to construct on-site facilities and build a 30-kilometre pipeline between its Harmattan Complex and a gas plant in the Carstairs area of southern Alberta. It will also commission a new gathering system to the West and extend an existing gathering system to the North, spending a combined $7 million. A further $24 million will be directed to efficiency enhancements to reduce operating cost and increase reliability at the complex.

"Our gas business is growing," said David Cornhill, Chairman and CEO of AltaGas. "Our Harmattan Complex is the best choice for natural gas processing and NGL extraction in the Caroline - Crossfield corridor." He added, "We continue to develop and maximize our existing assets to offer cost-effective solutions for our producer customers."

The processing volume is expected to increase by 30 to 40 Mmcf/d and will increase AltaGas' extraction volumes by 1,800 to 2,400 Bbls/d when the projects are completed. The non-AltaGas owned Carstairs area facility will be reconfigured as a compressor station delivering raw gas to Harmattan. Further opportunities to build on Harmattan's strategic location via the consolidation of other gas plants in the area are being actively evaluated. The Carstairs pipeline is subject to regulatory approval and is expected to be in service in the fourth quarter of 2008.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news

release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

- 30 -

For further information contact:


| Media | Investment Community | Website: www.altagas.ca |
|---|---|---|
| C.J. Wilkins | Stephanie Labowka-Poulin | Investor Relations |
| (403) 691-9890 | (403) 691-7136 | 1-877-691-7199 |
| cj.wilkins@altagas.ca | stephanie.labowka-poulin@altagas.ca | investor.relations@altagas.ca |

AltaGas

**NEWS RELEASE**

# ALTAGAS INCOME TRUST ANNOUNCES NEW $250 MILLION CREDIT FACILITY

**Calgary, Alberta (April 3, 2008)** – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has secured a new $250 million credit facility with a syndicate of banks. The credit facility was used to retire an existing $130 million credit facility held by Taylor NGL Limited Partnership that was to mature on June 28, 2008. The new facility has an 18-month term expiring on September 28, 2009 and will provide additional liquidity to the Trust.

"I am pleased that this ensures AltaGas has the liquidity and financial flexibility to execute its gas and power business strategy," said David Cornhill, Chairman and CEO of AltaGas.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

- 30 -

For further information contact:


| Media | Investment Community | Website: www.altagas.ca |
|---|---|---|
| C.J. Wilkins | Stephanie Labowka-Poulin | Investor Relations |
| (403) 691-9890 | (403) 691-7136 | 1-877-691-7199 |
| cj.wilkins@altagas.ca | stephanie.labowka-poulin@altagas.ca | investor.relations@altagas.ca |

**AltaGas** NEWS RELEASE

## ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

**Calgary, Alberta (April 11, 2008)** – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that a monthly distribution will be paid on May 15, 2008 to holders of record on April 25, 2008, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.175 for each Trust Unit and each Exchangeable Unit.

AltaGas has a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (the Plan) for eligible Unitholders of AltaGas Income Trust and AltaGas Holding Limited Partnership No. 1. The Premium component of the Plan is currently suspended. Information on the Plan is available on the AltaGas website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

| Media | Investment Community | Website: www.altagas.ca |
|---|---|---|
| C.J. Wilkins | Stephanie Labowka-Poulin | Investor Relations |
| (403) 691-9890 | (403) 691-7136 | 1-877-691-7199 |
| cj.wilkins@altagas.ca | stephanie.labowka-poulin@altagas.ca | investor.relations@altagas.ca |

AltaGas

NEWS RELEASE

# ALTAGAS INCOME TRUST ANNOUNCES ANNUAL MEETING OF UNITHOLDERS

**Calgary, Alberta (April 17, 2008)** – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) invites investors, potential investors, members of the media and interested parties to attend its Annual Meeting of Unitholders at 3:00 p.m. MDT on Thursday, April 24, 2008. The meeting will take place at the Strand / Tivoli Room at the Metropolitan Centre, located at 333 - 4th Avenue S.W. in Calgary, Alberta.

Attendees and webcast viewers will learn "What's NEXT" for AltaGas, in addition to details about the Trust's 2007 results and the Trust's growth plans for 2008 and beyond.

A webcast of the Annual Meeting will be accessible through the Trust's website at http://www.altagas.ca/html/Annual_Meeting2008.htm or at http://services.choruscall.com/links/alta080424.html.

A replay of the webcast will be available for three months and a transcript of the meeting will be posted on the Trust's website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

| Media | Investment Community | Website: www.altagas.ca |
|---|---|---|
| C.J. Wilkins | Stephanie Labowka-Poulin | Investor Relations |
| (403) 691-9890 | (403) 691-7136 | 1-877-691-7199 |
| cj.wilkins@altagas.ca | stephanie.labowka-poulin@altagas.ca | investor.relations@altagas.ca |

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | AltaGas Income Trust |
| Symbol : | ALA.UN |
| Reporting Period: | 03/01/2008 - 03/31/2008 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 63,861,991 | As at : | 03/01/2008 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Employee Trust Unit Option Plan #1 (10%) April 27, 2006 | 1,000 |
| DRIP Plan #1 - Trust Units | 115,525 |
| DRIP Plan #2 - Exchangeable LP Units | 7 |
| Other Issuances and Cancellations | 8,757 |

| | |
|---|---|
| Issued & Outstanding Closing Balance : | 63,987,280 |

**Employee Trust Unit Option Plan #1 (10%) April 27, 2006**

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Opening Balance:** | 1,585,525 | As at : | 03/01/2008 |

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 03/03/2008 | N | | 1,000 | | |
| **Filer's comment** January 13, 2003 options exercised at $9.55 per unit | | | | | |
| 03/05/2008 | N | 30,000 | | | |
| **Filer's comment** Options granted to insiders at an exercise price of $25.25 expiring March 5, 2018 | | | | | |
| 03/06/2008 | N | | | 2,250 | |
| **Filer's comment** September 6, 2006 options cancelled due to employee departure | | | | | |
| 03/06/2008 | N | | | 1,500 | |
| **Filer's comment** March 23, 2007 options cancelled due to employee departure | | | | | |
| 03/08/2008 | N | | | 375 | |
| **Filer's comment** September 6, 2006 options cancelled due to employee departure | | | | | |
| 03/14/2008 | N | | | 5,000 | |
| **Filer's comment** February 1, 2008 options cancelled due to employee departure | | | | | |
| 03/31/2008 | N | 10,000 | | | |
| **Filer's comment** Options granted to new employee at an exercise price of $24.84 expiring March 31, 2018 | | | | | |
| Totals | | 40,000 | 1,000 | 9,125 | 0 |

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Closing Balance:** | 1,615,400 | As at : | 03/31/2008 |

**DRIP Plan #1 - Trust Units**

| | | | |
|---|---|---|---|
| **Opening Reserve** | 1,975,045 | As at : | 03/01/2008 |

| Effective Date | Securities Listed | Securities Issued |
| --- | --- | --- |
| 03/17/2008 | | 115,525 |
| Totals | 0 | 115,525 |

| | | | |
| --- | --- | --- | --- |
| **Closing Reserve:** | 1,859,520 | As at : | 03/31/2008 |

**DRIP Plan #2 - Exchangeable LP Units**

| | | | |
| --- | --- | --- | --- |
| **Opening Reserve** | **704,287** | As at : | 03/01/2008 |

| Effective Date | Securities Listed | Securities Issued |
| --- | --- | --- |
| 03/17/2008 | | 7 |
| Totals | 0 | 7 |

| | | | |
| --- | --- | --- | --- |
| **Closing Reserve:** | **704,280** | As at : | 03/31/2008 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
| --- | --- | --- |
| 03/03/2008 | Conversion (General) | 357 |
| **Filer's comment** AltaGas Holding Limited Partnership No. 1 Units converted on a 1:1 basis to AIT Trust Units | | |
| 03/18/2008 | Conversion (General) | 1,623 |
| **Filer's comment** Trust Units issued upon conversion of outstanding Taylor debentures | | |
| 03/14/2008 | Conversion (General) | 6,777 |
| **Filer's comment** Trust Units issued upon conversion of outstanding Taylor debentures | | |
| Totals | | 8,757 |

**Filed on behalf of the Issuer by:**

| | |
| --- | --- |
| Name: | Tammy Belsham |
| Phone: | (403) 691-7517 |
| Email: | tammy.belsham@altagas.ca |
| Submission Date: | 04/10/2008 |
| Last Updated: | 04/09/2008 |

***No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.***

*This prospectus supplement, together with the short form base shelf prospectus dated August 8, 2007 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the short form base shelf prospectus (including applicable pricing supplements) constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.*

*The Notes (as hereinafter defined) to be offered hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States of America or to U.S. persons. See "Plan of Distribution".*

*Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at 1700, 355 - 4 Avenue S.W., Calgary, Alberta, T2P 0J1 (telephone (403) 691-7575) and are also available electronically at www.sedar.com. For the purposes of the Province of Quebec, this simplified prospectus supplement contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the secretary of the issuer at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.*

**PROSPECTUS SUPPLEMENT**
**To a Short Form Base Shelf Prospectus Dated August 8, 2007**

<u>New Issue</u> April 3, 2008

**AltaGas**



**ALTAGAS INCOME TRUST**
**Medium Term Note Debentures**
**(Unsecured)**

Unconditionally guaranteed as to principal and interest by
AltaGas Holding Limited Partnership No. 1

AltaGas Income Trust (the "**Trust**") may offer to the public from time to time, during the 25 month period that the short form base shelf prospectus to which this prospectus supplement relates remains valid, medium term notes ("**Notes**") having maturities of not less than one year from the date of issue. The Notes will be issued under a trust indenture dated May 12, 2005 (the "**Trust Indenture**") between the Trust and Computershare Trust Company of Canada, as trustee (the "**Note Trustee**"), as amended and supplemented from time to time, will be unsecured and will rank *pari passu* with all other unsecured and unsubordinated indebtedness of the Trust. The Trust's payment obligations under the Notes will be unconditionally guaranteed (the "**Guarantee**") by AltaGas Holding Limited Partnership No. 1 (the "**Guarantor**"), an indirect subsidiary of the Trust.

The specific variable terms of any offering of Notes (each an "**Offering**") will be established at the time of the offering and sale of the Notes and will be set forth in a pricing supplement or other prospectus supplement which will accompany this prospectus supplement, including any amendments thereto. Such terms will include, where applicable and without limitation, the aggregate principal amount being offered, the currency or currencies, the issue and delivery date, the maturity date, the issue price

(and manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any) or repayment terms, the actual commission of the Dealers (as hereinafter defined), the method of distribution and the net proceeds to the Trust. The Trust reserves the right to set forth in a pricing supplement or other prospectus supplement specific terms pertaining to the Notes which are not within the options and parameters set forth in this prospectus supplement.

Unless otherwise specified in a pricing supplement or other prospectus supplement, each Offering of Notes will be issued as a fully registered global note in denominations of $5,000 and multiples of $1,000 above such amount. The Notes will either be interest bearing Notes or non-interest bearing Notes issued at par, a discount or a premium. The Notes may be issued in an aggregate principal amount of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering) or, if offered at an original issue discount, such greater amount as shall result in an aggregate Offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. See "*Description of the Notes*". In the opinion of counsel, the Notes, if issued on the date of this prospectus supplement, would be eligible for investment under certain statutes as referred to under "*Eligibility for Investment*".

## RATES ON APPLICATION

The Notes will be offered severally by one or more of RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and TD Securities Inc. pursuant to the Dealer Agreement referred to under the heading "Plan of Distribution", or by such other investment dealers as may be selected from time to time by the Trust (collectively, the "**Dealers**" and individually, a "**Dealer**"). The Dealers shall act as the Trust's agents or as principals, as the case may be, subject to confirmation by the Trust pursuant to the Dealer Agreement. The rate of commission payable in connection with each sale of Notes by the Dealers will be as determined by agreement between the Trust and the Dealers and will be set forth in a pricing supplement which will accompany this prospectus supplement. The Notes may be purchased from time to time by any of the Dealers, as an underwriter or dealer purchasing as principal, at such prices and at such commissions as may be agreed upon by the Trust and any such Dealers, for resale to the public at prices to be negotiated with purchasers. Such resale prices may vary during the distribution period and as between purchasers. Each Dealer's compensation will be increased or decreased by the amount by which the aggregate price paid by the purchasers for Notes exceeds or is less than the gross proceeds paid by the Dealers, acting as principal, to the Trust. The Trust may also offer the Notes to one or more purchasers directly, pursuant to registration exemptions, in those jurisdictions where such exemptions are available, or pursuant to regulatory approval in other jurisdictions, at such prices and terms as may be negotiated with any such purchasers.

The Offering of Notes under this prospectus supplement will be made only in Canada and to residents thereof. The Notes have not been and will not be registered under the *United States Securities Act* of 1933, as amended (the "**U.S. Securities Act**"), and may not be offered, sold or delivered within the United States or to U.S. persons (as defined by Regulation S under the U.S. Securities Act).

**Unless otherwise specified in the applicable pricing supplement, the Notes will not be listed on any securities or stock exchange. No assurance can be given that a trading market in any of the Notes will develop or as to the liquidity of any trading market for such Notes. This may affect the**

**pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation. See "*Risk Factors*".**

**The Dealers are subsidiaries of Canadian chartered banks that are lenders to the Trust or its subsidiaries. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" of the Dealers. A portion of the net proceeds from the sale of the Notes may be used to reduce the indebtedness of the Trust to such lenders. See "*Relationship Between Certain of the Dealers and The Trust*" and "*Use of Proceeds*".**

If, in connection with the Offering of Notes at a fixed price or prices, the Dealers have agreed to underwrite the Notes on a firm commitment basis and have made a bona fide effort to sell all of the Notes at the initial Offering price fixed in the applicable pricing supplement or other prospectus supplement, the Offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public Offering price fixed in the applicable pricing supplement, in which case the compensation realized by the Dealers will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid by the Dealers to the Trust. See "*Plan of Distribution*".

In connection with any Offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "*Plan of Distribution*".

Each Offering is subject to approval of certain legal matters on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Dealers by Blake, Cassels & Graydon LLP.

## TABLE OF CONTENTS

## DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus of the Trust dated August 8, 2007 (the "**prospectus**") solely for the purposes of the Offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full particulars.

The following are specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

(a) the audited comparative consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2007 and 2006 together with the auditors' report thereon, and management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2007;

(b) the annual information form of the Trust dated March 1, 2008 for the year ended December 31, 2007;

(c) the information circular dated March 11, 2007 relating to the Annual and Special Meeting of unitholders of the Trust held on April 26, 2007;

(d) the information circular dated March 6, 2008 relating to the Annual Meeting of unitholders of the Trust to be held on April 24, 2008;

(e) the material change report of the Trust dated January 16, 2008 relating to the Taylor Acquisition (as hereinafter defined) on January 10, 2008; and

(f) the business acquisition report of the Trust dated March 3, 2008 relating to the acquisition (the "**Taylor Acquisition**") on January 10, 2008 by AltaGas Holding Limited Partnership No. 1 of all the issued and outstanding units of Taylor NGL Limited Partnership ("**Taylor**") not already held by affiliates of the Trust (the "**Business Acquisition Report**").

A pricing supplement containing the specific variable terms for an issue of Notes will be delivered to purchasers of such Notes together with this prospectus supplement and the prospectus and will be deemed to be incorporated by reference into this prospectus supplement and the prospectus as of the date of such pricing supplement solely for the purposes of the Offering of the Notes covered by such pricing supplement or other prospectus supplement.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Trust's unaudited interim consolidated financial statements and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus supplement and the prospectus for the purposes of the Offering of the Notes.

**Any statement contained in the prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement, to the extent that a statement contained herein or in any other subsequently filed**

**document (or part thereof) which also is or is deemed to be incorporated by reference into the prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.**

## USE OF PROCEEDS

The net proceeds from the issuance of Notes, from time to time, will be the issue price less any fees or commissions and expenses of the issuance paid in connection therewith. Such net proceeds cannot be estimated as of the date of this prospectus supplement, as the amount will depend on the extent to which Notes are issued during the 25 month period that the prospectus to which this prospectus supplement relates remains valid and upon the terms, conditions and provisions attaching to such Notes. The maximum aggregate principal amount of the Notes will not exceed $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering) or, if offered at an original issue discount, such greater amount as shall result in an aggregate Offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. From time to time, the Trust may issue debt securities and incur additional indebtedness other than through the issue of Notes pursuant to the prospectus and this prospectus supplement.

The net proceeds resulting from the issuance of Notes may be used by the Trust to reduce outstanding indebtedness of the Trust or its subsidiaries pursuant to Operating Loans or the Syndicated Facility (each as hereinafter defined) maintained with various Canadian chartered banks or financial institutions. Such indebtedness was incurred primarily to finance the Taylor Acquisition. The Dealers are subsidiaries of Canadian chartered banks which are lenders to the Trust or its subsidiaries in connection with such Operating Loans or the Syndicated Facility. Consequently, the Trust may be considered to be a connected issuer of the Dealers for purposes of applicable securities legislation. See "*Plan of Distribution*". Any net proceeds not applied to reduce outstanding indebtedness under the Trust's Operating Loans or the Syndicated Facility will be used by the Trust for general trust purposes which may include the financing of acquisitions and other capital expenditures and investments by the Trust or its subsidiaries. The expenses of this Offering and commissions will be paid out of the Trust's general funds.

## CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2007, both before and after giving effect to the Taylor Acquisition. The capitalization of the Trust does not give effect to the issuance of Notes that may be issued to this prospectus and any prospectus supplement, since the aggregate principal amounts and terms of such Notes are not presently known.

This table should be read in conjunction with the audited consolidated financial statements and the unaudited interim financial statements of the Trust and related notes thereto and Business Acquisition Report incorporated herein by reference.

| Designation | As at December 31, 2007 before giving effect to the Taylor Acquisition | As at December 31, 2007 after giving effect to the Taylor Acquisition |
|---|---|---|
| | (unaudited) | (unaudited) |
| Debt: | | |
| Operating Loans(1)(6)(7) | 20,734,000 | 398,438,000 |
| Medium Term Notes(2) | 200,000,000 | 200,000,000 |
| Convertible Debentures | - | 22,171,000 |
| Total | $220,734,000 | $620,609,000 |
| Unit Capital: | | |
| Trust Units(3)(4) | 56,057,438 | 63,610,615 |
| | ($493,866,000) | ($673,845,000) |
| Exchangeable Units(4)(5) | 2,040,456 | 2,204,603 |
| | ($11,678,000) | ($12,614,000) |

(1) At December 31, 2007, the Trust had: i) a $50.0 million unsecured demand revolving operating credit facility with a Canadian chartered bank (the "**Operating Facility**"); ii) a $300.0 million unsecured extendible three year revolving credit facility with a syndicate of Canadian chartered banks (the "**Extendible Facility**"); and iii) a $75.0 million 364 day extendible revolving letter of credit facility with a Canadian chartered bank (the "**LC Facility**") (collectively, the "**Operating Loans**"). The Operating Facility bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility bears interest at the lenders' prime rate or at the bankers' acceptance rate plus a stamping fee. The Extendible Facility matures on September 30, 2010. The LC Facility bears fees and interest at market rates. The LC Facility matures on September 30, 2010 but can be extended at the Trust's request and acceptance by the bank. At December 31, 2007 the Trust has issued letters of credit under the Operating Loans in the aggregate amount of $64.5 million.

(2) The Trust issued $100 million of 4.41% medium term notes on August 30, 2005 and an additional $100 million of 5.07% medium term notes on January 19, 2007. Interest is payable semi-annually and the principal is due on September 1, 2010 and January 19, 2012, respectively.

(3) As at December 31, 2007, the Trust had outstanding, to officers, directors and employees, options to purchase an aggregate of 1,310,400 trust units of the Trust ("**Trust Units**") at prices ranging from $5.20 to $29.15 per Unit.

(4) There is one special voting unit outstanding, representing as of December 31, 2007, in aggregate, a maximum of 2,040,456 votes at meetings of holders of Trust Units, subject to proportionate reduction upon exchange of outstanding exchangeable securities of subsidiaries of the Trust.

(5) Outstanding Class B limited partnership units of AltaGas Holding Limited Partnership No. 1, a subsidiary of the Trust, are exchangeable for Trust Units at the option of the holder on a one-for-one basis, are entitled to vote with holders of Trust Units pursuant to a special voting unit and are entitled to the same cash payments per unit as the cash distributions made on a Trust Unit.

(6) The Trust entered into a $250 million syndicated credit facility (the "**Syndicated Facility**") with a syndicate of lenders on March 28, 2008. The Syndicated Facility bears interest at the lender's prime rate or at the bankers' acceptance rate plus a stamping fee and matures on September 28, 2009.

(7) As at April 1, 2008, approximately $305 million was outstanding under the Extendible Facility, approximately $106 million was outstanding under the Syndicated Facility, approximately $63.1 million was outstanding under the LC Facility and approximately $3.7 million was outstanding under the Operating Facility.

## PRICE RANGE AND TRADING VOLUME

The Trust Units are listed and posted for trading on the Toronto Stock Exchange under the trading symbol "ALA.UN". The following table sets forth the price range for and trading volume of the Trust Units on the Toronto Stock Exchange for April 2007 through April 2, 2008 as reported by such exchange.

| Month and Year | High | Low | Volume |
|---|---|---|---|
| April 2007 | $27.39 | $24.07 | 2,070,483 |
| May 2007 | $27.40 | $25.90 | 2,340,742 |
| June 2007 | $27.00 | $24.99 | 3,388,669 |
| July 2007 | $28.75 | $25.38 | 2,694,048 |
| August 2007 | $28.49 | $26.00 | 2,186,613 |
| September 2007 | $28.25 | $26.12 | 2,008,269 |
| October 2007 | $27.32 | $25.40 | 3,357,251 |
| November 2007 | $26.88 | $24.70 | 3,060,105 |
| December 2007 | $26.50 | $24.74 | 3,031,024 |
| January 2008 | $26.59 | $23.15 | 4,144,705 |
| February 2008 | $25.55 | $22.76 | 3,716,908 |
| March 2008 | $25.63 | $23.10 | 4,003,513 |
| April 2008 (1-2) | $24.22 | $23.75 | 245,480 |

## PLAN OF DISTRIBUTION

Pursuant to a dealer agreement dated April 3 (the "**Dealer Agreement**") among the Trust, the Guarantor and the Dealers, the Dealers are authorized, as agents of the Trust, for such purpose only, to solicit offers from time to time to purchase Notes in each of the provinces of Canada, directly and through other investment dealers approved by the Trust. The rate of commission payable in connection with sales by the Dealers of Notes will be as determined by agreement between the Trust and the Dealers and will be set forth in a pricing supplement which will accompany this prospectus supplement. The Dealer Agreement also provides that Notes may be purchased from time to time by any of the Dealers as an underwriter or dealer purchasing as principal, at such prices and at such commissions as may be agreed upon from time to time between the Trust and such Dealers, for resale to the public at prices to be negotiated with each purchaser. Such resale prices may vary during the period of distribution and as between purchasers.

If, in connection with the Offering of Notes at a fixed price or prices, the Dealers have agreed to underwrite the Notes on a firm commitment basis and have made a bona fide effort to sell all of the Notes at the initial Offering price in the applicable pricing supplement or other prospectus supplement, the Offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial Offering price fixed in the applicable pricing supplement, in which case the compensation realized by the Dealers will be decreased by the amount that the aggregate price paid by purchasers for the Notes is less than the gross proceeds paid by the Dealers to the Trust. The obligations of the Dealers, where purchasing as principal, under the Dealer Agreement may be terminated at their discretion upon the occurrence of certain stated events.

The Trust may also offer the Notes to one or more purchasers directly, pursuant to registration exemptions, in those jurisdictions where such exemptions are available, or pursuant to regulatory approval in other jurisdictions, at such prices and terms as may be negotiated with any such purchasers.

The Trust and, if applicable, the Dealers reserve the right to reject any offer to purchase the Notes in whole or in part. The Trust also reserves the right to withdraw, cancel or modify the Offering of the Notes under this prospectus without notice. In addition, the obligations of the Dealers to purchase any issue of Notes may be terminated at the discretion of the Dealers upon the occurrence of certain stated events.

The Notes have not been and will not be registered under the U.S. Securities Act or any state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption therefrom is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes in the United States. Terms used in this paragraph have the meanings given to them by Regulation S under the U.S. Securities Act.

In connection with any Offering of Notes, the Dealers may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. A Dealer may purchase and sell Notes from time to time in the secondary market but is not obligated to do so. There can be no assurance that there will be a secondary market for the Notes. The offering price and other selling terms for such sales in the secondary market may, from time to time, be varied by such Dealer.

The Trust has agreed to indemnify the Dealers and their directors, officers, employees, shareholders, agents and controlling persons against liabilities arising out of, among other things, any misrepresentation in the prospectus (including in this prospectus supplement and the documents incorporated by reference herein), other than liabilities arising out of any misrepresentation made by the Dealers.

## RELATIONSHIP BETWEEN CERTAIN OF THE DEALERS AND THE TRUST

The Dealers are subsidiaries of Canadian chartered banks that are lenders to the Trust or its subsidiaries. Accordingly, pursuant to applicable securities legislation, the Trust may be considered a "connected issuer" of the Dealers. As at April 1, 2008, the Trust or its subsidiaries were indebted to a syndicate of lenders including lender affiliates of RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and National Bank Financial Inc. in the approximate amount of $305 million under the Extendible Facility and to a syndicate of lenders including lender affiliates of all the Dealers in the approximate amount of $106 million under the Syndicated Facility. In addition, the Trust or its subsidiaries were indebted under the Operating Facility and associated letters of credit to the lender affiliate of one Dealer in the approximate amount of $3.7 million and under the LC Facility to the lender affiliate of one Dealer in the approximate amount of $63.1 million. These credit facilities are unsecured. The Trust and its subsidiaries are presently in compliance with the terms of such credit facilities and none of the lenders has waived a breach of the agreements governing such credit facilities since their execution. The consolidated financial position of the Trust has not changed materially since the indebtedness under such credit facilities was incurred. None of the lenders were involved in the decision to offer the Notes and none will be involved in the determination of the terms of the distribution of the Notes. As a consequence of the sale of the Notes from time to time under this prospectus supplement, each of the Dealers will receive a commission on the principal amount of any Note sold through such Dealer and the lenders may receive a portion of the proceeds from the Trust as a repayment of outstanding indebtedness. See "*Use of Proceeds*".

## CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Notes have been rated BBB (low) with a stable trend by DBRS Limited ("**DBRS**") and have received a preliminary rating of BBB- by Standard & Poor's ("**S&P**") (S&P and DBRS are each a "**Rating Agency**"). The Rating Agencies' ratings for debt instruments range from a high of AAA to a low of D.

According to the DBRS rating system, debt securities rated BBB are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities. "High" or "low" grades are used to indicate the relative standing within a particular rating category.

According to the S&P rating system, an obligor rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The credit ratings accorded to the Notes by the Rating Agencies are not recommendations to purchase, hold or sell the Notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgement, circumstances so warrant.

## EARNINGS COVERAGE

The following financial ratio has been calculated on a consolidated basis for the 12 month period ended December 31, 2007 and is based on audited financial information. The following ratio does not give effect to the issue of any Notes pursuant to this prospectus supplement as the terms and amount of such Notes are not known at this time.

| | **December 31, 2007** |
|---|---|
| Earnings coverage on short term and long-term debt[1] | 10.65 times |

**Note:**

(1) Earnings coverage ratio is calculated as the consolidated earnings before interest and taxes divided by the total interest expense.

## PRO FORMA EARNINGS COVERAGE

The following pro forma financial ratio has been calculated on a consolidated basis for the 12 month period ended December 31, 2007 and has been adjusted to account for the Taylor Acquisition as if such acquisition had actually occurred at the beginning of such 12 month period. The following ratio does not give effect to the issue of any Notes pursuant to this prospectus supplement as the terms and amount of such Notes are not known at this time. The pro forma earnings coverage ratio set forth below does not purport to be indicative of the actual interest coverage ratio that would have occurred if the Taylor Acquisition had actually occurred on January 1, 2007 nor to be indicative of interest coverage ratios for any future periods.

| | December 31, 2007 |
|---|---|
| Earnings coverage on short term and long-term debt[(1)] | 4.58 times |

**Note:**

(1) Earnings coverage ratio is calculated as the consolidated earnings before interest and taxes divided by the total interest expense.

## DESCRIPTION OF THE NOTES

The following description of the Notes is a summary of certain of their material attributes and characteristics which does not purport to be complete. The following description supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which reference should also be made. The terms and conditions set forth in this section will apply to each Note unless otherwise specified in the applicable pricing supplement or other prospectus supplement.

During the 25 month period that the short form base shelf prospectus to which this prospectus supplement relates remains valid, the Notes may be issued from time to time at the discretion of the Trust in an aggregate principal amount of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering) or, if issued at an original issue discount, such greater amount as shall result in an aggregate Offering price of up to $500,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the Offering). Such amount is subject to reduction as a result of the sale by the Trust of other securities pursuant to other prospectus supplements to the prospectus. Notes shall have maturities of not less than one year from the date of issue and may be issued at par, at a discount or at a premium. The Notes will be issued at rates of interest, prices and other terms determined at the time of issue based on a number of factors, including prevailing market conditions and advice from the Dealers.

The Notes will be issued under the Trust Indenture. The Trust Indenture does not limit the aggregate principal amount of Notes or debentures authorized thereunder.

The specific terms of any Offering of Notes will be set forth in a pricing supplement relating to the Offering of such Notes which will accompany this prospectus supplement. Such terms will include, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, exchange or conversion provisions (if any) or repayment terms, the actual commission of the Dealers, the method of distribution and the net proceeds to the Trust. The Trust reserves the right to set forth in a pricing

supplement specific terms pertaining to Notes which are not within the options and parameters set forth in this prospectus supplement.

**Covenants**

The Trust Indenture contains covenants relating to the payment of principal and interest as well as various other covenants of a general nature, including covenants substantially to the effect that, so long as any of the Notes are outstanding:

(a) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, incur, assume or suffer to exist any Security Interest securing Indebtedness for borrowed money, except for Permitted Encumbrances, upon or with respect to any of its undertaking, business, revenues or income, properties, rights or assets, whether now owned or hereafter acquired unless it causes the Notes to be secured equally and rateably with such Security Interest;

(b) the Trust shall not and shall not permit any of its Designated Subsidiaries to create, assume or otherwise incur any Funded Obligations if at the time of such creation, assumption or incurrence and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would exceed 70%; provided, however, for purposes of this covenant, any rollover, conversion, extension of the term or substantially concurrent refinancing or other refunding of an existing obligation in respect of Funded Obligations under a line of credit or other credit facility with a bank or banks or other lending institutions shall be deemed not to be the creation, assumption or other incurrence of any Funded Obligation except to the extent of an increase in the principal amount thereof; and

(c) the Trust shall not permit its Designated Subsidiaries (excluding those Designated Subsidiaries which have provided to the Note Trustee a guarantee on the Notes in accordance with the Trust Indenture) in the aggregate to create, assume or otherwise incur Funded Obligations which, in the aggregate, exceed 10% of Consolidated Total Assets.

**Events of Default and Waiver**

Except as otherwise noted below, the Trust Indenture provides that the following constitute events of default (each an "**Event of Default**") (other than the happening of an event applicable to a Designated Subsidiary that the Trust could declare to be no longer a Designated Subsidiary in compliance with the definition of Designated Subsidiary, provided that such declaration is made within 10 days of notice by the Trust to the Note Trustee of such event):

(a) if the Trust makes default in payment of the principal of or premium (if any) or interest on any Note when the same becomes due and payable under any provision of the Trust Indenture or of the Notes and such default continues for a period of five (5) business days after written notice to the Trust from the Note Trustee that such amount is overdue;

(b) if a decree or order of a court having jurisdiction is entered adjudging the Trust or a Designated Subsidiary a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or appointing a receiver, receiver and manager or receiver-manager of, or of any substantial part of the property of, the Trust or a Designated Subsidiary or ordering the winding-up or liquidation of the affairs of the Trust or a Designated Subsidiary, and any such decree or order or appointment continues unstayed and in effect for a period of 30 consecutive days;

(c) if a resolution is passed for the dissolution, winding-up or liquidation of the Trust or a Designated Subsidiary (except in the course of carrying out or pursuant to a transaction where the business of the Trust continues to be carried on by a successor entity and where certain other conditions, as set forth in the Trust Indenture, have been satisfied) or if the Trust or a Designated Subsidiary institutes proceedings to be adjudicated a bankrupt or insolvent or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or the *Companies' Creditors Arrangement Act* (Canada) or any other bankruptcy, insolvency or analogous laws; or, if the Trust or a Designated Subsidiary consents to or otherwise becomes subject to the appointment of a receiver, receiver and manager or receiver-manager of, or of any substantial part of, the property of the Trust or a Designated Subsidiary; or, if the Trust or a Designated Subsidiary makes a general assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due or takes corporate action in furtherance of any of the aforesaid purposes;

(d) if the Trust or any of its Designated Subsidiaries defaults (which default has not been waived or cured) (i) under any obligation to repay when due outstanding borrowed money (other than Non-Recourse Debt and other than in respect of the Notes) in excess of the greater of $25,000,000 and 5% of Consolidated Equity and after all applicable grace or curative periods have expired or (ii) in the performance or observance of any other agreement or condition in respect of outstanding borrowed money in excess of the greater of $25,000,000 and 5% of Consolidated Equity if, as a result thereof, the requirement to repay such borrowed money has been accelerated upon exercise of any right of a creditor or otherwise;

(e) if an encumbrancer takes possession of all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis, or if any process of execution is levied or enforced upon or against all of the property of the Trust or a Designated Subsidiary or any part thereof which is a substantial part of the property of the Trust on a consolidated basis and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith contested by the Trust or the Designated Subsidiary; and

(f) if the Trust shall neglect to observe or perform in any material respect any other material covenant or condition contained in the Trust Indenture on its part to be observed or performed and, after notice in writing has been given by the Note Trustee to the Trust specifying such default and requiring the Trust to put an end to the same (which notice shall be given by the Note Trustee upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Notes then outstanding), the Trust shall fail to remedy such default within a period of 45 days, unless the Note Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Note Trustee.

If an Event of Default has occurred under the Trust Indenture and is continuing, the Note Trustee may, in its discretion and shall, upon the request in writing of the holders of at least 25% of the aggregate principal amount of Notes outstanding under the Trust Indenture, subject to any waiver of default under the Trust Indenture, by notice in writing to the Trust declare the principal of and interest, if any, and premium, if any, on all Notes then outstanding under the Trust Indenture and other money payable thereunder to be due and payable.

If an Event of Default has occurred under the Trust Indenture, other than a default in payment of any Notes at maturity, the holders of not less than 66 2/3% of the principal amount of the Notes issued

and outstanding under the Trust Indenture shall have the power to instruct the Note Trustee to waive the default (provided that, if the Event of Default relates to a covenant applicable to particular Notes only, then the holders of 66 2/3% of the principal amount of such Notes only shall be entitled to waive the default). The Note Trustee, so long as it has not become bound to institute any proceedings under the Trust Indenture, shall have power to waive the default if, in the Note Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor.

**Right of Note Trustee to Enforce Payment**

If, following a declaration made by the Note Trustee as set forth under "*Events of Default and Waiver*" above, the Trust fails to pay to the Note Trustee on demand the principal of and premium, if any, and interest on all Notes then outstanding under the Trust Indenture and any other amounts due thereunder, the Note Trustee may in its discretion and shall, upon the request in writing of the holders of not less than 25% of the aggregate principal amount of Notes outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Note Trustee to obtain or enforce payment of the principal of and premium, if any, and interest, if any, on all outstanding Notes thereunder, together with any other amounts due under the Trust Indenture, by such remedy or proceeding authorized by the Trust Indenture or by law or equity as the Note Trustee shall have been directed to take or as the Note Trustee shall deem expedient.

Holders of Notes issued under the Trust Indenture may not institute any action, suit or proceeding for the purpose of enforcing the payment of principal, premium (if any) or interest on the Notes, or exercise any other remedy authorized by the Trust Indenture, including an action to enforce the Trust Indenture or Notes, except in compliance with the procedures provided in the Trust Indenture.

**Redemption, Retraction and Repurchase of Notes**

The Notes will be redeemable by the Trust prior to maturity if so specified in the applicable pricing supplement. A pricing supplement may specify that a Note will be redeemable at the option of the Trust prior to maturity on or after the date or dates and at a price or prices as set out in the pricing supplement. The Trust may redeem any of the Notes which are by their terms redeemable either in whole or in part from time to time, upon not less than 30 or more than 60 days notice.

The Notes will not be redeemable at the option of the holder prior to maturity unless otherwise specified in the applicable pricing supplement. A pricing supplement may specify that a Note will be redeemable at the option of the holder on a date or dates specified prior to maturity at a price or prices as set out in the pricing supplement, together with accrued interest to but excluding the date of redemption or repayment.

The Notes will not be subject to any sinking fund unless otherwise specified in the applicable pricing supplement. Unless the applicable pricing supplement specifies otherwise and provided that an Event of Default has not occurred, the Trust may, at any time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender to all holders of Notes or by private contract, at any price. Notes purchased by the Trust will be cancelled and may not be reissued.

**Guarantee**

The Guarantor will initially unconditionally guarantee the payment and performance of all the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the

Trust under the Notes. Such guarantee will be released at the request of the Trust as long as no Event of Default has occurred and is continuing and provided such release would not result in an Event of Default immediately thereafter. The Guarantee will be a direct and unsecured obligation of the Guarantor and will rank *pari passu* with all other present and future unsecured and unsubordinated indebtedness of the Guarantor. The Guarantee will be governed by the laws of the province of Alberta. The Trust may cause other of its Designated Subsidiaries to provide guarantees of its obligations under the Notes from time to time.

Various disclosure documents filed by the Trust under applicable securities legislation are incorporated by reference herein. As required by Canadian securities legislation, the Guarantor has certified the content of this prospectus supplement (see "*Certificate of the Guarantor*"). Neither the Trust nor the Guarantor will file with Canadian securities regulatory authorities separate continuous disclosure information regarding the Guarantor. The financial results of the Guarantor are reflected in the consolidated financial results of the Trust, which financial results are filed with Canadian securities regulatory authorities by the Trust.

The following table contains selected financial information for the Trust, the Guarantor, AltaGas Holding Trust and AltaGas General Partner Inc., and for the Trust and all of its subsidiaries on a consolidated basis, in each case for the period indicated.

**Year Ended December 31, 2007**

**($ thousands)**

| | Trust[1] (unconsolidated/ unaudited) | Guarantor[1] (unconsolidated/ unaudited) | Other Subsidiaries (consolidated/ unaudited) | Consolidating Adjustments | Trust (consolidated/ audited) |
|---|---|---|---|---|---|
| Current assets | - | 24,567 | 280,787 | - | 305,354 |
| Non-current assets | 1,370,541 | 984,114 | 471,910 | (1,932,118) | 894,447 |
| Current liabilities | 13,569 | 11,322 | 261,223 | - | 286,114 |
| Non-current liabilities | 199,996 | 292,136 | 1,008,148 | (1,171,281) | 328,999 |
| Revenue | 1 | 1,024 | 1,427,369 | - | 1,428,394 |
| Equity income | 108,596 | 124,008 | - | (232,604) | - |
| Cost of sales, operating and administrative expenses and amortization | - | 72 | 1,301,715 | - | 1,301,787 |
| Operating income | 108,597 | 124,960 | 125,654 | (232,604) | 126,607 |
| Net income | 108,794 | 109,358 | 124,199 | (233,557) | 108,794 |

**Year Ended December 31, 2006**

**($ thousands)**

| | Trust[1] (unconsolidated/ unaudited) | Guarantor [1] (unconsolidat ed/unaudited) | Other Subsidiaries (consolidated/ unaudited) | Consolidating Adjustments | Trust (consolidated/ audited) |
|---|---|---|---|---|---|
| Current assets.................... | - | 206 | 263,195 | - | 263,401 |
| Non-current assets ............ | 1,234,000 | 941,403 | 530,283 | (1,859,512) | 846,174 |
| Current liabilities .............. | 10,707 | 59 | 228,925 | - | 239,691 |
| Non-current liabilities........ | 99,997 | 313,025 | 1,055,649 | (1,128,203) | 340,468 |
| Revenue ............................ | 1 | 1,264 | 1,361,339 | - | 1,362,604 |
| Equity income | 114,393 | 135,103 | - | (249,496) | - |
| Cost of sales, operating and administrative expenses and amortization ...................... | - | 79 | 1,235,861 | - | 1,235,940 |
| Income from continuing operations .......................... | 114,394 | 136,288 | 125,478 | (249,496) | 126,664 |
| Net income........................ | 114,512 | 125,069 | 125,612 | (250,662) | 114,511 |

Note:
(1) Financial information for the Trust and the Guarantor reflect equity accounting treatment of their investments in subsidiaries.

**Definitions**

Set forth below is a summary of certain of the defined terms used in the Trust Indenture. Reference should be made to the Trust Indenture for the full definition of all such terms:

"**Consolidated Equity**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the amount of equity of the Trust as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries including, without limitation, unitholders' capital, contributed surplus, accumulated earnings and other equity entries.

"**Consolidated Total Assets**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the total assets of the Trust and its Designated Subsidiaries as shown on a consolidated balance sheet of the Trust and its Designated Subsidiaries.

"**Designated Subsidiary**" means any Subsidiary of the Trust which by written direction of the Trust is declared to be a Designated Subsidiary, provided that any Designated Subsidiary may by written direction of the Trust be declared to no longer be a Designated Subsidiary if, at the time of any such declaration and after giving effect thereto, the ratio of Funded Obligations to Total Capitalization would not exceed 70%.

"**Funded Obligations**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, without duplication, an amount equal to the Indebtedness which would be classified as long term debt on a consolidated balance sheet of the Trust and its Designated

Subsidiaries excluding (a) Non-Recourse Debt; (b) Subordinated Debt; (c) Purchase Money Obligations; and (d) any amount in respect of obligations of the Trust to a Designated Subsidiary or of a Designated Subsidiary to the Trust or another Designated Subsidiary.

"**Indebtedness**" means all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded in the financial statements as at the date of which Indebtedness is to be determined, and in any event including, without duplication:

(a) obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

(b) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

"**Material Adverse Effect**" means any event, circumstance, occurrence or change which would reasonably be expected to materially impair or have a material adverse effect on (a) the ability of the Trust to repay the amount outstanding under the Notes; or (b) the ability of the Trust to perform any of its other obligations under the Trust Indenture; or (c) the validity or enforceability of the Trust Indenture or the Notes or the priority of the Notes.

"**Non-Recourse Debt**" means indebtedness, liabilities or other obligations including guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations for another person and, in each case, incurred or assumed to finance or refinance the creation, construction, development or acquisition directly or indirectly of assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations provided that the recourse of the lender thereof (or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations) or any judgement in respect thereof is limited, in all circumstances (other than in respect of false or misleading representations and warranties and customary indemnities provided with respect to such financings, in respect of which such lender (or other person acting on behalf of such lender) may have recourse on an unsecured basis) to the assets directly or indirectly created, constructed, developed or acquired (including all personal property arising from or related to such assets) in respect of which such indebtedness, liabilities or other obligations have been incurred or assumed and to any receivables, inventory, equipment, chattel paper, intangibles and other rights, collateral or proceeds arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of a single purpose entity which holds directly or indirectly only such assets and other rights and collateral arising from or connected therewith) and to which such lender (or other person acting on behalf of such lender) has recourse.

"**Permitted Encumbrances**" means, with respect to any person and any property, any of the following:

(a) any Security Interest given on current assets in the ordinary course of business to any bank or banks or other lending institutions to secure any Indebtedness payable on demand or maturing within 18 months of the date such Indebtedness is incurred or of the date of any renewal or extension thereof;

(b) Security Interests for taxes, assessments or governmental charges which are not due or delinquent, or the validity of which the Trust or any of its Designated Subsidiaries shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have

made adequate provision therefor in accordance with generally accepted accounting principles;

(c) the Security Interest of any judgment rendered, or claim filed, against the Trust or any of its Designated Subsidiaries which the Trust or any such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(d) Security Interests imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith if the loss of such contest will not have a Material Adverse Effect;

(e) Security Interests arising in the ordinary course of, and incidental to, construction or current operations which have not been filed pursuant to law against the Trust or any of its Designated Subsidiaries or in respect of which no steps or proceedings to enforce such Security Interest have been initiated or which relate to obligations which are not due or delinquent or if due or delinquent, any such Security Interest which the Trust or any of its Designated Subsidiaries shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(f) Security Interests incurred, created or assumed in the ordinary course of business and in accordance with industry practice in respect of the joint development or operation of pipelines, oil and gas production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such Security Interests relate, for the Trust's or any of its Designated Subsidiaries' portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent or, if due or delinquent, any such Security Interests which the Trust or such Designated Subsidiary shall be contesting in good faith; provided the Trust or such Designated Subsidiary shall have made adequate provision therefor in accordance with generally accepted accounting principles;

(g) easements, rights-of-way, servitudes, zoning, surface rights or other similar rights or restrictions in respect of land held by the Trust or any of its Designated Subsidiaries (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not have a Material Adverse Effect;

(h) any Security Interest arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(i) any Security Interest given by the Trust or any of its Designated Subsidiaries to a public utility or any governmental authority in the ordinary course of the business of the Trust and its Designated Subsidiaries in connection with operations of the Trust or any such Designated Subsidiary if such security does not, either alone or in the aggregate, have a Material Adverse Effect;

(j) the right reserved to or vested in any governmental authority by the terms of any lease, license, grant or permit or by any statutory or regulatory provision to terminate any such lease, license, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(k) all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(l) any right of first refusal, option to purchase or pre-emptive right in favour of any person granted in the ordinary course of business with respect to all or any of the assets of the Trust or any of its Designated Subsidiaries;

(m) any Security Interest the satisfaction of which has been provided for by deposit with the Trustee of cash, cash equivalent, surety bond or other security satisfactory to the Trustee in an amount sufficient to pay the liability in respect of such Security Interest in full;

(n) any Security Interest on cash or marketable securities of the Trust or its Designated Subsidiaries granted in connection with swaps provided that at the time of granting such Security Interest the obligations secured by such Security Interest are not due and delinquent;

(o) Security Interests granted to secure, or assumed or created in connection with, Non-Recourse Debt and Security Interests granted to secure, or assumed or created in connection with, Purchase Money Obligations;

(p) any Security Interest granted in or any right of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease;

(q) any Security Interest in favour of the Trust or a Designated Subsidiary;

(r) any Security Interest on any property, real or personal, of a person (other than a Security Interest granted in contemplation of a merger, amalgamation or consolidation hereinafter referred to) which Security Interest exists at the time such person is merged into, or amalgamated or consolidated with, the Trust or a Designated Subsidiary or such property is otherwise acquired by the Trust or a Designated Subsidiary;

(s) any Security Interest in respect of any obligations or duties affecting the property of the Trust or any Designated Subsidiary given to any governmental authority with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Trust or such Designated Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Trust or such Designated Subsidiary;

(t) any Security Interest in respect of any deposits in connection with bids or tenders;

(u) any Security Interest in respect of expropriation proceedings, surety or appeal bonds or costs of litigation;

(v) any extension, renewal or replacement of any Security Interest permitted under any of the other paragraphs of this definition of Permitted Encumbrances, provided that any such extension, renewal or replacement Security Interest will not secure repayment of an amount in excess of any principal amount of Indebtedness outstanding with respect thereto immediately prior to such extension, renewal or replacement and that such extension, renewal or replacement is limited to all or a part of the property and accretions thereto and improvements thereon which was subject to the Security Interest so extended, renewed or replaced;

(w) Security Interests not permitted by any of the other paragraphs of this definition of Permitted Encumbrances, provided that Security Interests shall not be permitted under

this paragraph (w) if the effect thereof would be to cause the total amount of Indebtedness secured by Security Interests permitted under this paragraph (w) to exceed the greater of $25,000,000 and 10% of Consolidated Equity; and

(x) any Security Interests against the property or assets of the Trust or any of its Designated Subsidiaries existing on the date of the Trust Indenture.

"**Purchase Money Obligation**" means any indebtedness or monetary obligation incurred, created or assumed as, or incurred, created or assumed to provide funds to pay, all or part of (a) the purchase price (which shall be deemed to include any costs of construction or installation or lease payments, as the case may be) of any property acquired (including by way of lease) after the date of the Trust Indenture or (b) the cost of improvements made after the date of the Trust Indenture to any property, provided that the principal amount of such indebtedness or monetary obligation does not, at the time incurred, created or assumed, exceed the purchase price of the property when originally acquired, or the cost of improvements, as the case may be, and is incurred, created or assumed not later than 180 days after such purchase or the completion of such acquisition, construction, installation or improvement, as the case may be, and includes any extension, renewal, refunding or refinancing thereof so long as the principal amount outstanding immediately prior to the date of such extension, renewal, refunding or refinancing is not increased.

"**Security Interest**" means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or any security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or not, which secures payment or performance of an obligation but does not include a right of set-off created in the ordinary course of business unless such right of set-off is created for the purposes of securing repayment of Indebtedness for borrowed money.

"**Subordinated Debt**" means any Indebtedness which is or is expressed to be subordinate in all instances and in all respects (including in right of payment) to the payment of principal of and the premium (if any) and interest on the Notes issued under the Trust Indenture.

"**Subsidiary**" means, with respect to a person: (a) any corporation of which such number of Voting Shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time shares of any other class or classes of such corporation might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by such person or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries; (b) any partnership of which, at the time, such person, or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; or (c) any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by such person, or one or more of its Subsidiaries, or such person and one or more of its Subsidiaries.

"**Total Capitalization**" means, in respect of the Trust and its Designated Subsidiaries, as of the date of determination thereof and as determined in accordance with generally accepted accounting principles on a consolidated basis, the aggregate amount of Consolidated Equity, Subordinated Debt, Funded Obligations and the amount of any minority interests.

"**Voting Shares**" means the shares of any class of any corporation or other securities of that corporation or other securities of any other person which carry voting rights to elect the board of directors (or other persons performing similar functions) under any circumstances.

## ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, counsel to the Trust, and Blake, Cassels & Graydon LLP, counsel to the Dealers, the Notes, if issued on the date of this prospectus supplement, would be qualified investments as at such date under the *Income Tax Act* (Canada) and the regulations thereto (the "**Tax Act**") for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, registered education savings plans, and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Trust).

## RISK FACTORS

Prospective purchasers of Notes should consider carefully the risk factors contained in and incorporated by reference in the prospectus, this prospectus supplement and in the applicable pricing supplement or other prospectus supplement in connection with an Offering of Notes.

Discussions of certain risks affecting the Trust in connection with its business are provided in the Trust's annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in the prospectus and in this prospectus supplement.

**Risks Relating to the Unsecured Nature of the Notes and the Guarantee**

The Notes and the Guarantee will be senior unsecured debt of the Trust and the Guarantor, respectively, and will rank equally in right of payment (except as to sinking funds and as to claims preferred by operation of law) with all other existing and future senior unsecured debt of the Trust and the Guarantor, respectively. The Notes and the Guarantee will be effectively subordinated to all existing and future secured debt of the Trust and the Guarantor, to the extent of the assets securing such debt. If the Trust or the Guarantor are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the Note holders receive any amounts due under the Notes to the extent of the value of the assets securing the secured debt. In that event, a Note holder may not be able to recover any principal or interest due to it under the Notes or the Guarantee.

**Interest Rate Risks**

Prevailing interest rates will affect the market price or value of the Notes. The market price or value of the Notes may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

**Liquidity Risk**

The Trust does not intend to list the Notes on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the Notes. Each of the Dealers may from time to time purchase and sell the Notes in the secondary market or make a market for the Notes, but no Dealer is obliged to do so and there can be no assurance that any Dealer will undertake any market making activities in respect of the Notes. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes and the extent of issuer regulation.

Even if a trading market develops for the Notes, the Notes could trade at prices that may be higher or lower than their initial purchase price, depending on many factors, including prevailing interest rates, the results of operations and the financial position of the Trust, the ratings assigned to the Notes and the Trust's other debt securities, and the markets for similar debt securities.

**Changes in Creditworthiness or Credit Ratings**

The perceived creditworthiness of the Trust and the changes in credit ratings of the Notes may affect the market price or value and the liquidity of the Notes. There is no assurance that any credit rating assigned to the Notes issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Notes.

**Structural Subordination**

Initially, the Notes will not be guaranteed by any other subsidiaries of the Trust other than the Guarantor. Therefore, the Notes will be effectively subordinated to the current and future liabilities of the Trust's subsidiaries other than the Guarantor, and the Guarantee will be effectively subordinated to the current and future liabilities of the Guarantor's subsidiaries. The creditors of those subsidiaries will have the right to be paid before any cash is distributed by those subsidiaries to the Trust to make payment on the Notes. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Trust or, if applicable, the Guarantor in its respective capacity as an equityholder of such subsidiary.

**Floating Rate Notes**

In the event that Notes are offered with a floating rate of interest, investment in the floating rate Notes will entail significant risks not associated with investments in fixed rate instruments. The resetting of the applicable interest rate of such floating rate Notes may result in lower interest compared to fixed rate instruments issued at the same time. The applicable rate on a floating rate Note will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Trust has no control.

**Redemption of Notes**

If Notes are redeemable at the Trust's option, as set forth in the applicable pricing supplement, the Trust may choose to redeem the Notes from time to time, in accordance with its rights under the Trust Indenture, including when prevailing interest rates are lower than the rates borne by the Notes. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Notes being redeemed. The Trust's redemption right also may adversely impact a purchaser's ability to sell Notes as the optional redemption date or period approaches.

## EXPERTS

The auditors of the Trust are Ernst & Young LLP, Chartered Accountants, 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 and the auditors of Taylor NGL Limited Partnership were KPMG LLP, Chartered Accountants, 2700, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9. Ernst & Young LLP is independent of the Trust and KPMG LLP was independent of Taylor in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

## LEGAL MATTERS

Certain legal matters in connection with the issuance of the Notes will be passed upon on behalf of the Trust by Stikeman Elliott LLP and on behalf of the Dealers by Blake, Cassels & Graydon LLP. As

at the date of this prospectus supplement, the partners and associates of Stikeman Elliott LLP and the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding trust units of the Trust.

**CONSENT OF ERNST & YOUNG LLP**

We have read the short form base shelf prospectus of AltaGas Income Trust (the "**Trust**") dated August 8, 2007, as supplemented by the prospectus supplement dated April 3, 2008, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "**Prospectus**") of the Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2007 and 2006, and the consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2007. Our report is dated February 26, 2008.

Calgary, Canada,

April 3, 2008

Ernst & Young LLP

Chartered Accountants

Calgary, Canada
April 3, 2008

(signed) "*Ernst & Young LLP*"
Chartered Accountants

Ernst & Young LLP

## CONSENT OF KPMG LLP

We have read the short form base shelf prospectus dated August 8, 2007 of AltaGas Income Trust and the prospectus supplement thereto dated April 3, 2008. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned short form base shelf prospectus, through incorporation by reference of the business acquisition report of AltaGas Income Trust dated March 3, 2008, of our report to the board of directors of Taylor Gas Liquids Ltd., as general partner of Taylor NGL Limited Partnership (the "**Partnership**") on the consolidated balance sheets of the Partnership as at December 31, 2007 and 2006 and the consolidated statements of income (loss) and comprehensive income (loss) and deficit and cash flows for the years then ended. Our report is dated February 5, 2008.

(signed) "*KPMG LLP*"
Chartered Accountants

Calgary, Canada
April 3, 2008

**CERTIFICATE OF THE DEALERS**

Dated: April 3, 2008

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

**RBC DOMINION SECURITIES INC.**

(Signed) "*Tushar Kittur*"

**SCOTIA CAPITAL INC.**

(Signed) "*Murray W. Neal*"

**BMO NESBITT BURNS INC.**

(Signed) "*David Pennington*"

**CIBC WORLD MARKETS INC.**

(Signed) "*Timothy W. Watson*"

**HSBC SECURITIES (Canada) INC.**

(Signed) "*Laura McElwain*"

**NATIONAL BANK FINANCIAL INC.**

(Signed) "*Iain Watson*"

**TD SECURITIES INC.**

(Signed) *Alec W.G. Clark*

## CERTIFICATE OF THE GUARANTOR

Dated: April 3, 2008

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of the last supplement to the prospectus relating to the securities offered by the prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**
**By its general partner:**
**ALTAGAS GENERAL PARTNER INC.**

(Signed) "*David W. Cornhill*"
Chief Executive Officer

(Signed) "*Deborah S. Stein*"
Chief Financial Officer

**On behalf of the Board of Directors of**
**ALTAGAS GENERAL PARTNER INC.**

(Signed) "*Myron F. Kanik*"
Director

(Signed) "*Robert B. Hodgins*"
Director

***Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts. Quiconque donne à entendre le contraire commet une infraction.***

*Les titres décrits dans le présent supplément de prospectus, avec le prospectus préalable de base simplifié daté du 8 août 2007 auquel il se rapporte, en sa version modifiée ou complétée, et chaque document intégré ou réputé intégré par renvoi dans le prospectus préalable de base simplifié (y compris les suppléments de fixation du prix applicables) ne sont offerts que là où l'autorité compétente a accordé son visa; ils ne peuvent être proposés que par des personnes dûment inscrites.*

*Les billets (définis ci-après) offerts aux présentes n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée* Securities Act of 1933, *dans sa version modifiée, et ils ne peuvent être offerts ni vendus aux États-Unis d'Amérique ni à des personnes des États-Unis. Voir « Mode de placement ».*

*L'information intégrée par renvoi dans le présent supplément de prospectus provient de documents déposés auprès des commissions de valeurs mobilières ou d'autorités analogues au Canada. On peut obtenir gratuitement des exemplaires des documents intégrés par renvoi dans les présentes sur demande adressée au secrétaire de l'émetteur au 1700, 355 - 4 Avenue S.W., Calgary (Alberta) T2P 0J1 (téléphone : 403 691-7575) ou en accédant au site Web www.sedar.com. Si le placement est fait au Québec, le présent supplément de prospectus contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer sans frais un exemplaire du dossier d'information auprès du secrétaire de l'émetteur à l'adresse et au numéro de téléphone susmentionnés ainsi que sur le site Web www.sedar.com.*

**SUPPLÉMENT DE PROSPECTUS**
**au prospectus préalable de base simplifié date du 8 août 2007**

*Nouvelle émission* — Le 3 avril 2008

**AltaGas**



**ALTAGAS INCOME TRUST**
**Débentures-billets à moyen terme**
**(non garanties)**

Capital et intérêts inconditionnellement garantis par
AltaGas Holding Limited Partnership No. 1

AltaGas Income Trust (la « **Fiducie** ») peut occasionnellement offrir au public, pendant la période de validité de 25 mois du prospectus préalable de base simplifié auquel le présent supplément de prospectus se rapporte, des billets à moyen terme (les « **billets** ») venant à échéance au moins un an après la date d'émission. Les billets seront émis aux termes d'une convention de fiducie intervenue en date du 12 mai 2005 (la « **convention de fiducie** ») entre la Fiducie et Société de fiducie Computershare du Canada, en qualité de fiduciaire (le « **fiduciaire des billets** »), dans sa version éventuellement modifiée ou complétée, ils ne seront pas garantis et ils prendront rang à égalité avec toutes les autres dettes non garanties et non subordonnées de la Fiducie. Les obligations de paiement de la Fiducie aux termes des billets seront inconditionnellement garanties (la « **garantie** ») par AltaGas Holding Limited Partnership No. 1 (le « **garant** »), filiale indirecte de la Fiducie.

Les modalités variables précises de tout placement de billets (chacun, un « **placement** ») seront fixées au moment du placement et de la vente des billets et figureront dans un supplément de fixation du prix ou un autre supplément de prospectus qui accompagnera le présent supplément de prospectus, y compris dans sa version modifiée. Ces modalités comprendront, le cas échéant, le capital global offert, la

ou les monnaies, la date d'émission et de livraison, la date d'échéance, le prix d'offre (et son mode de calcul dans le cas d'un placement à prix variable), le taux d'intérêt (soit fixe, soit variable et, le cas échéant, son mode de calcul), la ou les dates de versement des intérêts, les dispositions de remboursement, d'échange ou de conversion (le cas échéant) ou les modalités de remboursement, la rémunération réelle des courtiers (au sens donné ci-après), le mode de placement et le produit net revenant à la Fiducie. La Fiducie se réserve le droit d'établir dans un supplément de fixation du prix ou un autre supplément de prospectus des modalités particulières des billets qui ne s'inscrivent pas dans les options ou les paramètres énoncés dans le présent supplément de prospectus.

Sauf indication contraire dans un supplément de fixation du prix ou un autre supplément de prospectus, les billets offerts à l'occasion d'un même placement seront émis sous forme d'un billet global entièrement nominatif en coupures de 5 000 $ et en multiples de 1 000 $ en excédent de ce montant. Les billets seront soit des billets portant intérêt, soit des billets sans intérêt émis au pair, à escompte ou à prime. Les billets peuvent être émis jusqu'à concurrence d'un capital global de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement) ou, s'ils sont offerts à escompte d'émission initiale, jusqu'à concurrence du montant supérieur qui donne lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement). Ce montant est susceptible d'être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. Voir « *Description des billets* ». De l'avis des conseillers juridiques, les billets, s'ils sont émis à la date du présent supplément de prospectus, seraient admissibles aux fins de placement en vertu de certaines lois énumérées à la rubrique « *Admissibilité aux fins de placement* ».

## TAUX SUR DEMANDE

Les billets seront offerts individuellement par un ou plusieurs des courtiers suivants, RBC Dominion valeurs mobilières inc., Scotia Capitaux Inc., BMO Nesbitt Burns Inc., Marchés mondiaux CIBC inc., Valeurs mobilières HSBC (Canada) Inc., Financière Banque Nationale Inc. et Valeurs Mobilières TD inc. aux termes de la convention de courtage mentionnée à la rubrique « *Mode de placement* », ou par tout autre courtier en valeurs choisi par la Fiducie (collectivement, les « **courtiers** » et individuellement, un « **courtier** »). Les courtiers agiront en tant que mandataires de la Fiducie ou pour leur propre compte, selon le cas, sous réserve de confirmation par la Fiducie aux termes de la convention de courtage. Le taux de commission applicable à chaque vente de billets par les courtiers sera convenu par la Fiducie et les courtiers et sera indiqué dans un supplément de fixation du prix qui accompagnera le présent supplément de prospectus. Tout courtier peut acheter des billets, en tant que preneur ferme ou pour son propre compte, moyennant un prix et une commission dont la Fiducie et le courtier conviendront, afin de les revendre au public à des prix devant être négociés avec les souscripteurs. Ces prix de revente peuvent varier pendant la durée du placement et d'un souscripteur à l'autre. La rémunération de chaque courtier sera augmentée ou diminuée selon que le prix global versé par les souscripteurs pour les billets est supérieur ou inférieur au produit brut versé par les courtiers, agissant pour leur propre compte, à la Fiducie. La Fiducie peut en outre offrir les billets directement à un ou plusieurs souscripteurs, soit en vertu d'une dispense d'inscription, dans les provinces et territoires où une telle dispense est offerte, soit avec l'autorisation des autorités de réglementation, aux prix et aux modalités négociés avec ces souscripteurs.

Le placement des billets visés par le présent supplément de prospectus se fera uniquement au Canada et auprès de résidents canadiens. Les billets n'ont pas été ni ne seront inscrits en vertu de la loi des États-Unis intitulée *Securities Act of 1933*, dans sa version modifiée (la « **Loi de 1933** »), et ils ne peuvent être offerts, vendus ou livrés aux États-Unis ni à des personnes des États-Unis (au sens de *U.S. Person* dans le *Regulation S* pris en application de la Loi de 1933).

**Sauf indication contraire dans le supplément de prospectus en cause, les billets ne seront inscrits à la cote d'aucune bourse. Rien ne garantit qu'il se formera un marché pour les billets ou qu'un tel marché éventuel sera liquide. Cette situation pourrait influencer l'établissement du prix des billets sur le marché secondaire, la transparence et la disponibilité des cours, la liquidité des billets et la mesure dans laquelle l'émetteur est réglementé. Voir « *Facteurs de risque* ».**

**Les courtiers sont des filiales de banques canadiennes qui ont consenti des prêts à la Fiducie ou à ses filiales. Par conséquent, selon la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » des courtiers. Une tranche du produit net tiré de la vente des billets peut être affectée à la réduction de la dette de la Fiducie envers ces prêteurs. Voir « *Liens entre certains courtiers et la Fiducie* » et « *Emploi du produit* ».**

Si, dans le cadre du placement de billets à un prix ou à des prix fixes, les courtiers se sont formellement engagés à prendre ferme les billets et ont fait un effort sincère pour vendre la totalité des billets au prix d'offre initial fixé dans le supplément de fixation du prix ou un autre supplément de prospectus en cause, le prix d'offre peut être réduit et être changé de nouveau par la suite pour être fixé à un montant qui n'est pas supérieur au prix d'offre au public initial indiqué dans le supplément de fixation du prix en cause, auquel cas la rémunération des courtiers sera réduite du montant de la différence entre le prix global payé par les acheteurs pour les billets et le produit brut payé par les courtiers à la Fiducie. Voir « *Mode de placement* ».

Dans le cadre d'un placement de billets, les courtiers peuvent attribuer des billets en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des billets offerts à un niveau supérieur à celui qui se serait formé sur un marché libre. De telles opérations, si elles sont commencées, peuvent être interrompues à tout moment. Voir « *Mode de placement* ».

Chaque placement est subordonné à l'approbation de certaines questions d'ordre juridique par Stikeman Elliott S.E.N.C.R.L., s.r.l., pour le compte de la Fiducie, et par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., pour le compte des courtiers.

## TABLE DES MATIÈRES

## DOCUMENTS INTÉGRÉS PAR RENVOI

Le présent supplément de prospectus est réputé intégré par renvoi au prospectus préalable de base simplifié de la Fiducie daté du 8 août 2007 qui l'accompagne (le « **prospectus** ») uniquement aux fins du placement des billets. D'autres documents sont également intégrés ou réputés intégrés par renvoi au prospectus et il y a lieu de se reporter à l'information détaillée du prospectus.

Les documents ci-après sont expressément intégrés au prospectus et au présent supplément de prospectus par renvoi et en font partie intégrante :

a) les états financiers consolidés comparatifs vérifiés de la Fiducie et les notes y afférentes pour les exercices terminés les 31 décembre 2007 et 2006, de même que le rapport des vérificateurs s'y rapportant, et le rapport de gestion pour l'exercice terminé le 31 décembre 2007;

b) la notice annuelle de la Fiducie datée du 1er mars 2008 pour l'exercice terminé le 31 décembre 2007;

c) la circulaire d'information de la direction datée du 11 mars 2007 et relative à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie qui a eu lieu le 26 avril 2007;

d) la circulaire d'information de la direction datée du 6 mars 2008 et relative à l'assemblée annuelle des porteurs de parts de la Fiducie qui aura lieu le 24 avril 2008;

e) la déclaration de changement important de la Fiducie datée du 16 janvier 2008 et relative à l'acquisition de Taylor (définie ci-après) réalisée le 10 janvier 2008;

f) la déclaration d'acquisition d'entreprise de la Fiducie datée du 3 mars 2008 et relative à l'acquisition (l'« **acquisition de Taylor** »), le 10 janvier 2008, par AltaGas Holding Limited Partnership No. 1 de la totalité des parts émises et en circulation de Taylor NGL Limited Partnership (« **Taylor** ») qui n'étaient pas déjà détenues par des membres du groupe de la Fiducie (la « **déclaration d'acquisition d'entreprise** »).

Un supplément de fixation du prix renfermant les modalités variables précises d'une émission de billets sera remis aux souscripteurs de ces billets avec le présent supplément de prospectus et le prospectus et sera réputé intégré par renvoi au présent supplément de prospectus et au prospectus à la date de ce supplément de fixation du prix uniquement aux fins du placement des billets visés par ce supplément de fixation du prix ou autre supplément de prospectus.

Des ratios de couverture par les bénéfices à jour seront déposés trimestriellement auprès des autorités de réglementation en valeurs mobilières compétentes, soit en tant que suppléments de prospectus, soit en tant que pièces aux états financiers consolidés intermédiaires non vérifiés et aux états financiers consolidés annuels vérifiés de la Fiducie, et seront réputés intégrés par renvoi au présent supplément de prospectus et au prospectus aux fins du placement des billets.

**Toute information contenue dans le prospectus, dans le présent supplément de prospectus ou dans un autre document (ou partie de document) intégré ou réputé intégré par renvoi au prospectus est réputée modifiée ou remplacée, dans le présent supplément de prospectus, dans la mesure où elle est modifiée ou remplacée par une autre information contenue dans les présentes ou**

**dans un autre document (ou partie de document) ultérieurement déposé, également intégré ou réputé intégré par renvoi au prospectus. Il n'est pas nécessaire que la nouvelle information indique qu'elle en modifie ou remplace une autre, ni qu'elle comporte quelque autre élément d'information figurant dans le document qu'elle modifie ou remplace. L'information modifiée ou remplacée sera réputée faire partie du présent supplément de prospectus ou du prospectus uniquement sous sa forme ainsi modifiée ou remplacée,**

## EMPLOI DU PRODUIT

Le produit net tiré de l'émission des billets correspondra au prix d'offre, déduction faite de la rémunération ou des commissions et frais d'émission versés dans le cadre de l'émission. Ce produit net ne peut être estimé à la date du présent supplément de prospectus, étant donné que le montant dépendra de l'ampleur de l'émission des billets au cours de la période de validité de 25 mois du prospectus auquel se rapporte le présent supplément de prospectus ainsi que des modalités, des conditions et des dispositions se rattachant à ces billets. Le capital global maximum des billets ne dépassera pas 500 000 000 $ (ou l'équivalent dans une autre monnaie en fonction du taux de change en vigueur au moment du placement) ou, s'ils sont offerts à escompte d'émission initiale, le montant supérieur donnant lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie en fonction du taux de change en vigueur au moment du placement). Ce montant est susceptible d'être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. La Fiducie peut occasionnellement émettre des titres d'emprunt et contracter d'autres dettes autrement que par l'émission de billets aux termes du prospectus et du présent supplément de prospectus.

La Fiducie peut affecter le produit net tiré de l'émission des billets à la réduction de la dette en cours de la Fiducie ou de ses filiales aux termes de prêts d'exploitation ou de la facilité syndiquée (tous deux définis ci-après) contractés auprès de diverses banques ou institutions financières canadiennes. Ces prêts ont été principalement engagés pour financer l'acquisition de Taylor. Les courtiers sont des filiales de banques canadiennes qui ont prêté des sommes à la Fiducie ou à ses filiales aux termes de ces prêts d'exploitation ou de la facilité syndiquée. La Fiducie peut donc être considérée comme un émetteur associé des courtiers selon la législation en valeurs mobilières applicable. Voir « *Mode de placement* ». La Fiducie affectera la tranche du produit net qui ne sert pas à réduire sa dette en cours aux termes de ses prêts d'exploitation ou de la facilité syndiquée aux besoins généraux de l'entreprise, par exemple au financement d'acquisitions et d'autres immobilisations et investissements par la Fiducie ou ses filiales. Les frais du présent placement et les commissions seront payés sur les fonds généraux de la Fiducie.

## STRUCTURE DU CAPITAL DE LA FIDUCIE

Le tableau qui suit présente la structure du capital consolidé de la Fiducie au 31 décembre 2007, compte non tenu et compte tenu de l'acquisition de Taylor. La structure du capital ne tient pas compte de l'émission des billets qui peuvent être émis aux termes du présent prospectus et de tout supplément de prospectus, étant donné que le total des montants en capital et les modalités dont sont assortis ces billets ne sont pas encore connus.

Le tableau ci-dessous doit être lu avec les états financiers consolidés vérifiés, les états financiers consolidés intermédiaires non vérifiés de la Fiducie et les notes y afférentes et la déclaration d'acquisition d'entreprise, qui sont intégrés par renvoi dans le présent prospectus.

| **Désignation** | **Au 31 décembre 2007, compte non tenu de l'acquisition de Taylor** | **Au 31 décembre 2007, compte tenu de l'acquisition de Taylor** |
|---|---|---|
| | (non vérifié) | (non vérifié) |
| Dette : | | |
| Prêts d'exploitation[1)6)7)] | 20 734 000 | 420 609 000 |
| Billets à moyen terme[2)] | 200 000 000 | 200 000 000 |
| Débentures convertibles | - | 22 171 000 |
| Total | 220 734 000 | 630 000 000 |
| Capitaux propres | 56 057 438 | 63 610 615 |
| Parts de la Fiducie[3)4)] | (493 866 000) | (673 845 000) |
| Titres échangeables[4)5)] | 2 040 456 | 2 204 603 |
| | (11 678 000) | (12 614 000) |

1) Au 31 décembre 2007, la Fiducie avait : i) une facilité de crédit d'exploitation à vue non garantie de 50,0 millions de dollars auprès d'une banque à charte canadienne (la « **facilité d'exploitation** »); ii) une facilité de crédit renouvelable de trois ans prorogeable non garantie de 300,0 millions de dollars auprès d'un consortium de banques à charte canadiennes (la « **facilité prorogeable** »); et iii) une facilité de lettres de crédit renouvelable prorogeable de 364 jours de 75,0 millions de dollars auprès d'une banque à charte canadienne (la « **facilité de lettres de crédit** ») (collectivement les « **prêts d'exploitation** »). La facilité de crédit d'exploitation porte intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires plus une commission d'acceptation. La facilité prorogeable porte intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires plus une commission d'acceptation. La facilité prorogeable vient à échéance le 30 septembre 2010. La facilité de lettres de crédit est assortie de frais et porte intérêt aux taux du marché. La facilité de lettres de crédit vient à échéance le 30 septembre 2010 et peut être prorogée à la demande de la Fiducie, sous réserve de l'approbation de la banque. Au 31 décembre 2007, la Fiducie a émis des lettres de crédit d'un montant total de 64,5 millions de dollars en vertu des prêts d'exploitation.

2) Le 30 août 2005, la Fiducie a émis 100 millions de dollars de billets à moyen terme à 4,41 % et, le 19 janvier 2007, 100 millions de dollars de billets à moyen terme à 5,07 % supplémentaires. L'intérêt est payable semestriellement, et le capital est exigible respectivement le 1er septembre 2010 et le 19 janvier 2012.

3) Au 31 décembre 2007, la Fiducie avait des options en cours, à l'intention des dirigeants, administrateurs et employés, visant l'achat d'un total de 1 310 400 parts de fiducie de la Fiducie (les « **parts de fiducie** »), dont le prix d'exercice variait entre 5,20 $ et 29,15 $ la part.

4) Il y a une part à droit de vote spécial en circulation, représentant au total, au 31 décembre 2007, un maximum de 2 040 456 votes à des assemblées des porteurs de parts de fiducie, assujettie à une réduction proportionnelle à l'échange de titres échangeables en circulation des filiales de la Fiducie.

5) Les parts de société en commandite de catégorie B en circulation d'AltaGas Holding Limited Parthership No. 1, filiale de la Fiducie, peuvent être échangées contre des parts de fiducie au gré du porteur à raison de une contre une. Les porteurs ont le droit de voter comme les porteurs de parts de fiducie en vertu d'une part à droit de vote spécial et ont droit aux mêmes distributions en espèces par part que celles versées pour les parts de fiducie.

6) La Fiducie a conclu une facilité de crédit syndiquée de 250 millions de dollars (la « facilité syndiquée ») auprès d'un syndicat de prêteurs le 28 mars 2008. La facilité de crédit porte intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires plus une commission d'acceptation et vient à échéance le 28 septembre 2009.

7) Au 1er avril 2008, un montant d'environ 305 millions de dollars était impayé en vertu de la facilité prorogeable, un montant d'environ 106 millions de dollars était impayé en vertu de la facilité syndiquée, un montant d'environ 63,1 millions de dollars était impayé en vertu de la facilité de lettres de crédit et un montant d'environ 3,7 millions de dollars était impayé en vertu de la facilité d'exploitation.

## FOURCHETTE DES COURS DES PARTS DE FIDUCIE ET VOLUME DES OPÉRATIONS SUR CELLES-CI

Les parts de fiducie sont inscrites à la cote de la Bourse de Toronto et y sont négociées sous le symbole « ALA.UN ». Le tableau qui suit présente la fourchette des cours des parts de fiducie et le volume des opérations sur celles-ci à la Bourse de Toronto d'avril 2007 au 2 avril 2008, tels qu'ils sont déclarés par cette bourse.

| Mois et année | Haut | Bas | Volume |
|---|---|---|---|
| Avril 2007 | 27,39 $ | 24,07 $ | 2 070 483 |
| Mai 2007 | 27,40 $ | 25,90 $ | 2 340 742 |
| Juin 2007 | 27,00 $ | 24,99 $ | 3 388 669 |
| Juillet 2007 | 28,75 $ | 25,38 $ | 2 694 048 |
| Août 2007 | 28,49 $ | 26,00 $ | 2 186 613 |
| Septembre 2007 | 28,25 $ | 26,12 $ | 2 008 269 |
| Octobre 2007 | 27,32 $ | 25,40 $ | 3 357 251 |
| Novembre 2007 | 26,88 $ | 24,70 $ | 3 060 105 |
| Décembre 2007 | 26,50 $ | 24,74 $ | 3 031 024 |
| Janvier 2008 | 26,59 $ | 23,15 $ | 4 144 705 |
| Février 2008 | 25,55 $ | 22,76 $ | 3 716 908 |
| Mars 2008 | 25,63 $ | 23,10 $ | 4 003 513 |
| Avril 2008 (1-2) | 24,22 $ | 23,75 $ | 245 480 |

## MODE DE PLACEMENT

Aux termes d'une convention de courtage intervenue en date du 3 avril (la « **convention de courtage** ») entre la Fiducie, le garant et les courtiers, les courtiers sont autorisés, en tant que mandataires de la Fiducie, à cette fin uniquement, à solliciter des offres d'achat de billets dans toutes les provinces du Canada, directement ou par l'intermédiaire d'autres courtiers en valeurs approuvés par la Fiducie. Le taux de commission applicable à la vente de billets par les courtiers sera convenu par la Fiducie et les courtiers et sera indiqué dans un supplément de fixation du prix qui accompagnera le présent supplément de prospectus. La convention de courtage prévoit en outre que les courtiers peuvent acheter des billets en tant que preneurs fermes ou pour leur propre compte, moyennant des prix et des commissions dont la Fiducie et les courtiers peuvent convenir, afin qu'ils soient revendus au public à des prix négociés avec chaque souscripteur. Ces prix de revente peuvent varier au cours de la période de placement et d'un souscripteur à l'autre.

Si, dans le cadre d'un placement des billets à prix fixe, les courtiers conviennent de prendre ferme les billets puis tentent de bonne foi de tous les vendre au prix d'offre initial indiqué dans le supplément de fixation du prix ou autre supplément de prospectus en cause, le prix d'offre peut être réduit puis ramené par la suite à un montant qui ne dépassera pas le prix d'offre initial fixé dans le supplément de fixation du prix en cause, auquel cas la rémunération des courtiers diminuera dans la mesure où le prix global que les souscripteurs ont versé pour les billets est inférieur au produit brut que les courtiers ont versé à la Fiducie. Aux termes de la convention de courtage, les courtiers, lorsqu'ils achètent pour leur propre compte, ont la faculté de résilier leurs obligations à la réalisation de certaines conditions.

La Fiducie peut aussi offrir les billets directement à un ou plusieurs souscripteurs, soit en vertu d'une dispense d'inscription, dans les provinces et territoires où une telle dispense est offerte, soit avec l'approbation des autorités de réglementation, à des prix et suivant des modalités négociés avec ces souscripteurs.

La Fiducie et, le cas échéant, les courtiers se réservent le droit de rejeter toute offre d'achat des billets en totalité ou en partie. La Fiducie se réserve également le droit de retirer, d'annuler ou de modifier le placement des billets aux termes du présent prospectus, sans préavis. En outre, les courtiers peuvent, à leur gré, mettre fin à leurs obligations d'acheter une émission de billets à la survenance de certains événements prévus.

Les billets n'ont pas été ni ne seront inscrits aux termes de la Loi de 1933 ou d'une loi étatique sur les valeurs mobilières, et ils ne peuvent être offerts ni vendus aux États-Unis ou à des personnes des États-Unis ou pour leur compte ou leur bénéfice, sauf s'ils sont inscrits aux termes de la Loi de 1933 et des lois étatiques sur les valeurs mobilières applicables ou s'ils font l'objet d'une dispense d'inscription. Le présent supplément de prospectus ne constitue pas une offre de vente ni la sollicitation d'une offre d'achat de billets aux États-Unis. Les termes utilisés dans le présent paragraphe ont le sens qui leur est attribué dans le *Regulation S* pris en application de la Loi de 1933.

Dans le cadre d'un placement des billets, les courtiers peuvent attribuer des billets en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des billets à un niveau supérieur à celui qui se serait formé sur un marché libre. De telles opérations, si elles sont commencées, peuvent être interrompues à tout moment. Un courtier peut acheter et vendre des billets sur le marché secondaire, mais n'y est pas tenu. Rien ne garantit qu'un marché secondaire se formera pour les billets. Les courtiers peuvent modifier le prix d'offre et les autres conditions de vente sur le marché secondaire.

La Fiducie a convenu de garantir les courtiers et leurs administrateurs, dirigeants, employés, actionnaires, mandataires et les personnes qui les contrôlent contre toute responsabilité découlant, entre autres, de la présentation d'une information fausse ou trompeuse dans le prospectus (y compris dans le présent supplément de prospectus et les documents qui y sont intégrés par renvoi), sauf une responsabilité découlant de toute déclaration fausse ou trompeuse de la part des courtiers.

## LIENS ENTRE CERTAINS COURTIERS ET LA FIDUCIE

Les courtiers sont des filiales de banques canadiennes qui ont consenti des prêts à la Fiducie ou à ses filiales. Par conséquent, selon la législation en valeurs mobilières applicable, la Fiducie peut être considérée comme un « émetteur associé » des courtiers. En date du 1^er^ avril 2008, la Fiducie ou ses filiales devaient à un syndicat de prêteurs incluant des prêteurs membres du groupe de RBC Dominion valeurs mobilières inc., de Scotia Capitaux Inc., de BMO Nesbitt Burns Inc., de Marchés mondiaux CIBC inc. et de Financière Banque Nationale Inc. environ 305 millions de dollars aux termes de la facilité prorogeable et à un syndicat de prêteurs incluant des prêteurs membres du groupe de tous les courtiers environ 106 millions de dollars aux termes de la facilité syndiquée. En outre, la Fiducie ou ses filiales devaient à un prêteur membre du groupe d'un courtier environ 3,7 millions de dollars aux termes de la facilité d'exploitation et de lettres de crédit connexes et devaient à un prêteur membre du groupe d'un courtier environ 63,1 millions de dollars aux termes de la facilité de lettres de crédit. Ces facilités de crédit ne sont pas garanties et la Fiducie et ses filiales en respectent actuellement les modalités. De plus, aucun des prêteurs n'a renoncé à un manquement aux conventions régissant ces facilités de crédit depuis leur signature. La position financière consolidée de la Fiducie n'a pas beaucoup changé depuis que les dettes aux termes de ces facilités de crédit ont été engagées. Aucun des prêteurs n'a pris part à la décision d'offrir les billets et aucun ne participera à l'établissement des modalités du placement des billets. À chaque vente de billets aux termes du présent supplément de prospectus, chacun des courtiers touchera une commission sur le capital de tout billet vendu par son entremise, et les prêteurs pourront recevoir de la Fiducie une tranche du produit de la vente en remboursement de la dette en cours. Voir « *Emploi du produit* ».

## NOTATION

Les notes visent à fournir aux épargnants une évaluation indépendante de la qualité du crédit d'une émission de titres. Les billets ont été notés BBB (bas) avec une tendance stable par DBRS Limited (« **DBRS** ») et ont reçu une note provisoire de BBB- de Standard & Poors (« **S&P** ») (S&P et DBRS sont chacune une « **agence de notation** »). Les notes que les agences de notation attribuent aux titres d'emprunt vont de AAA, la note la plus élevée, à D, la note la plus faible.

Selon l'échelle de notation de DBRS, les titres d'emprunt notés BBB présentent une qualité de crédit adéquate. La protection des intérêts et du capital est jugée acceptable, mais l'entité est un peu vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut y avoir d'autres conditions défavorables qui réduisent la force de l'entité et de ses titres notés. Les indications « haut » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier.

Selon l'échelle de notation de S&P, un débiteur noté BBB est parfaitement capable de respecter ses engagements financiers. Toutefois, une évolution défavorable des circonstances ou de la conjoncture économique risquent davantage de nuire à la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe « + » ou d'un signe « - » qui indique la situation relative dans les catégories de notation principales.

Les notes que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de conserver ou de vendre des billets dans la mesure où ces notes ne se prononcent pas sur leur cours ou leur bien-fondé pour un épargnant en particulier. Rien ne garantit qu'une note sera maintenue pendant une durée donnée ni qu'elle ne sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

## COUVERTURE PAR LES BÉNÉFICES

Le ratio financier suivant a été calculé sur une base consolidée pour la période de 12 mois terminée le 31 décembre 2007 et est fondé sur des données financières vérifiées. Le ratio suivant ne tient pas compte de l'émission des billets aux termes du présent supplément de prospectus étant donné que les conditions et le montant de ces billets ne sont pas connus à l'heure actuelle.

| | **31 décembre 2007** |
|---|---|
| Couverture de la dette à court et à long termes par les bénéfices[1] .............................. | 10,65 fois |

**Note :**

(1) Le ratio de couverture par les bénéfices correspond au bénéfice consolidé avant intérêts et impôts divisé par le total des intérêts débiteurs.

## COUVERTURE PAR LES BÉNÉFICES PRO FORMA

Le ratio financier pro forma suivant a été calculé de manière consolidée pour la période de douze mois terminée le 31 décembre 2007 et a été rajusté pour tenir compte de l'acquisition de Taylor comme si elle avait réellement eu lieu au début de ladite période de douze mois. Le ratio suivant ne tient pas compte de l'émission des billets aux termes du présent supplément de prospectus, étant donné que les modalités et le montant de ces billets ne sont pas encore connus. Le ratio de couverture par les bénéfices pro forma tel qu'il est présenté ci-dessous ne prétend pas être représentatif ni du ratio de couverture des intérêts actuel qui aurait été obtenu si l'acquisition de Taylor avait réellement eu lieu le 1er janvier 2007 ni des ratios de couverture des intérêts pour les périodes futures.

| | Au 31 décembre 2007 |
|---|---|
| Couverture de la dette à court terme et à long terme par les bénéfices[1] .......... | 4,58 fois |

**Note :**

1) Le ratio de couverture par les bénéfices correspond au bénéfice consolidé avant intérêts et impôts divisé par le total des intérêts débiteurs.

## DESCRIPTION DES BILLETS

La description suivante des billets résume certains de leurs principaux attributs et principales caractéristiques et ne se veut pas exhaustive. La description suivante complète la description des modalités et dispositions générales des titres d'emprunt donnée dans le prospectus joint aux présentes et auquel il y a lieu de se reporter. Sauf indication contraire dans le supplément de fixation du prix ou autre supplément de prospectus applicable, les modalités et conditions énoncées dans la présente rubrique s'appliqueront à chaque billet.

Au cours de la période de validité de 25 mois du prospectus préalable de base simplifié auquel le présent supplément de prospectus se rapporte, les billets peuvent être émis au gré de la Fiducie jusqu'à concurrence d'un capital global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement) ou, s'ils sont émis à escompte d'émission initiale, jusqu'à concurrence du montant supérieur qui donne lieu à un prix d'offre global maximum de 500 000 000 $ (ou l'équivalent dans une autre monnaie d'après le taux de change en vigueur au moment du placement). Ce montant est susceptible d'être réduit si la Fiducie vend d'autres titres aux termes d'autres suppléments de prospectus au prospectus. Les billets auront des échéances d'au moins un an à compter de la date d'émission et pourront être émis au pair, à escompte ou à prime. Les billets seront émis aux taux d'intérêt, aux prix et aux autres conditions fixés au moment de l'émission en fonction d'un certain nombre de facteurs, notamment les conditions existantes du marché et l'opinion des courtiers.

Les billets seront émis aux termes de la convention de fiducie. La convention de fiducie ne limite pas le capital global des billets ou des débentures qui sont autorisés aux termes de celle-ci.

Les modalités précises de tout placement de billets figureront dans un supplément de fixation du prix relatif au placement de ces billets qui accompagnera le présent supplément de prospectus. Ces modalités préciseront notamment, le cas échéant, la désignation, le capital global offert, la monnaie, les dates d'émission, de livraison et d'échéance, le prix d'émission (ou son mode de calcul si le prix est variable), le taux d'intérêt (soit fixe, soit variable et, le cas échéant, son mode de calcul), la ou les dates de versement des intérêts, les dispositions de remboursement, d'échange ou de conversion (le cas échéant) ou les modalités de remboursement, la rémunération réelle des courtiers, le mode de placement et le produit net revenant à la Fiducie. La Fiducie se réserve le droit de préciser dans un supplément de fixation du prix certaines modalités des billets qui ne s'inscrivent pas dans les options et paramètres énoncés dans le présent supplément de prospectus.

**Clauses restrictives**

La convention de fiducie renferme des clauses restrictives relatives au paiement du capital et des intérêts, de même que diverses autres clauses restrictives de nature générale, notamment des clauses selon lesquelles, essentiellement, tant que des billets sont en circulation :

a) la Fiducie s'abstiendra de créer, de consentir, de prendre en charge ou de tolérer quelque sûreté garantissant sa dette, sauf les charges autorisées, sur ses entreprises, activités, rentrées ou revenus, biens, droits ou actifs, dont elle est actuellement ou sera éventuellement propriétaire, sauf dans la mesure où les billets seront garantis de façon

égale et proportionnelle à cette sûreté, et elle veillera à ce que ses filiales désignées agissent de même;

b) la Fiducie s'abstiendra de créer, de prendre en charge ou de contracter par ailleurs quelque obligation financée, si, à ce moment et compte tenu de cette obligation, le ratio des obligations financées par rapport à la capitalisation totale dépasse 70 %, et elle veillera à ce que ses filiales désignées agissent de même. Il est toutefois entendu, pour l'application de la clause restrictive en question, qu'un renouvellement, une conversion, une prolongation de la durée ou un refinancement essentiellement simultané ou tout autre refinancement d'une obligation existante à l'égard d'une obligation financée aux termes d'une ligne de crédit ou autre facilité de crédit auprès d'une ou de plusieurs banques ou d'un autre prêteur ne sera pas réputé la création, la prise en charge ou la conclusion par ailleurs d'une obligation financée autrement que dans la mesure de l'augmentation du capital d'une telle obligation;

c) la Fiducie interdira à ses filiales désignées (sauf celles qui remettent au fiduciaire des billets une garantie sur les billets conforme à la convention de fiducie) globalement de créer, de prendre en charge ou de contracter par ailleurs des obligations financées qui, globalement, dépassent 10 % des actifs totaux consolidés.

**Cas de défaut et renonciation**

Sauf indication contraire ci-après, les situations suivantes constitueront des cas de défaut (chacun un « **cas de défaut** ») aux termes de la convention de fiducie (sauf s'il s'agit d'un événement visant une filiale désignée que la Fiducie peut faire exclure des filiales désignées au sens de la définition de « filiale désignée », à condition que cette déclaration d'exclusion soit faite dans les dix jours de l'avis par la Fiducie au fiduciaire des billets de la survenance d'une telle situation) :

a) la Fiducie est en défaut de paiement du capital, de la prime (le cas échéant) ou des intérêts sur tout billet lorsqu'un tel montant est exigible aux termes d'une disposition de la convention de fiducie ou des billets et qu'un tel défaut se poursuit pendant cinq (5) jours ouvrables après avis écrit du fiduciaire des billets à la Fiducie précisant qu'un tel montant est en souffrance;

b) un décret ou une ordonnance d'un tribunal compétent est rendu, déclarant la Fiducie ou une filiale désignée en faillite ou insolvable aux termes de la *Loi sur la faillite et l'insolvabilité* (Canada), la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) ou toute autre loi analogue en matière de faillite ou d'insolvabilité ou nommant un séquestre, un séquestre et un gérant ou un séquestre-gérant à l'égard de la totalité ou quasi-totalité des biens de la Fiducie ou d'une filiale désignée ou ordonnant la liquidation des affaires de la Fiducie ou d'une filiale désignée, et qu'un tel décret ou une telle ordonnance ou nomination ne soit pas suspendu et demeure en vigueur pendant une période de 30 jours consécutifs;

c) une résolution est adoptée pour la dissolution ou la liquidation de la Fiducie ou d'une filiale désignée (sauf dans le cours d'une opération ou aux termes d'une opération à l'issue de laquelle une entité remplaçante continue d'exercer les activités de la Fiducie, et si certaines autres conditions énoncées dans la convention de fiducie sont remplies) ou la Fiducie ou une filiale désignée entame des procédures en vue d'être déclarée en faillite ou insolvable ou consent à ce que des procédures en faillite ou en insolvabilité soient instituées contre elle aux termes de la *Loi sur la faillite et l'insolvabilité* (Canada) ou la *Loi sur les arrangements avec les créanciers des compagnies* (Canada) ou toute autre loi analogue en matière de faillite ou d'insolvabilité; ou la Fiducie ou une filiale désignée

consent à la nomination d'un séquestre, d'un séquestre et d'un gérant ou d'un séquestre-gérant ou un séquestre, un séquestre et un gérant ou un séquestre-gérant est nommé à l'égard de la totalité ou quasi-totalité des biens de la Fiducie ou d'une filiale désignée; ou la Fiducie ou une filiale désignée fait une cession générale au profit de ses créanciers ou avoue par écrit son incapacité à payer ses dettes en général à leur échéance ou encore elle prend une quelconque mesure dans le sens des actions précitées;

d) la Fiducie ou l'une ou l'autre de ses filiales désignées (défaut auquel il n'est pas renoncé ni remédié) (i) manque à son obligation de rembourser à l'échéance toute dette (autre qu'une dette sans recours ou à l'égard des billets) de plus de 25 millions de dollars ou 5 % de son avoir consolidé, si ce dernier pourcentage est plus élevé, après l'expiration de tous les délais de paiement ou de grâce applicables ou (ii) manque à l'exécution ou à l'observation de toute autre entente ou condition applicable à une dette de plus de 25 millions de dollars ou 5 % de son avoir consolidé, si ce dernier pourcentage est plus élevé, lorsque ce manquement autorise le créancier à réclamer par anticipation le paiement de cette dette;

e) le bénéficiaire d'une sûreté prend possession de tous les biens de la Fiducie ou d'une filiale désignée ou de toute partie importante des biens de la Fiducie sur une base consolidée, ou une procédure de saisie-exécution est engagée ou exécutée à l'égard de tous les biens de la Fiducie ou d'une filiale désignée ou d'une partie importante des biens de la Fiducie sur une base consolidée, sans qu'il en soit donné mainlevée dans les délais après lesquels la vente de ces biens est autorisée, sauf si cette procédure est contestée de bonne foi par la Fiducie ou la filiale désignée;

f) la Fiducie néglige d'observer ou d'exécuter à tous égards importants une autre condition ou un autre engagement important qui lui incombe aux termes de la convention de fiducie, et après avoir reçu un avis écrit du fiduciaire des billets précisant ce défaut et exigeant que la Fiducie y mette fin (avis qui doit être donné par le fiduciaire des billets sur réception d'une demande écrite signée par les porteurs d'au moins 25 % du capital des billets alors en circulation), la Fiducie omet de corriger un tel défaut dans un délai de 45 jours, ou tout autre délai plus long accordé par le fiduciaire des billets, compte tenu de la nature du défaut en question.

Si un cas de défaut se produit et demeure aux termes de la convention de fiducie, le fiduciaire des billets a la faculté, ou l'obligation si les porteurs d'au moins 25 % du capital total des billets en circulation aux termes de la convention de fiducie lui en font la demande écrite, sous réserve de toute renonciation au défaut aux termes de la convention de fiducie, par avis écrit à la Fiducie, de déclarer exigibles le capital, les intérêts, le cas échéant, et la prime, le cas échéant, sur tous les billets alors en circulation aux termes de la convention de fiducie et toute autre somme payable aux termes de cette convention.

Si un cas de défaut se produit aux termes de la convention de fiducie, sauf un défaut de paiement des billets à l'échéance, les porteurs d'au moins 66 ⅔ % du capital des billets émis et en circulation aux termes de la convention de fiducie ont le pouvoir d'enjoindre le fiduciaire des billets de renoncer au défaut (étant entendu que, si le cas de défaut concerne uniquement certains billets, seuls les porteurs de 66 ⅔ % du capital de ces billets seront alors autorisés à renoncer au défaut). Tant qu'il n'est pas tenu par la convention de fiducie d'entamer des procédures, le fiduciaire des billets a le pouvoir de renoncer au défaut si, à son avis, le défaut a été corrigé ou il y a été remédié convenablement.

**Droit du fiduciaire des billets d'exiger le paiement**

Si, à la suite d'une déclaration faite par le fiduciaire des billets tel qu'il est indiqué à la rubrique « *Cas de défaut et renonciation* » ci-dessus, la Fiducie omet de payer au fiduciaire des billets sur demande

le capital et la prime, le cas échéant, et les intérêts sur tous les billets alors en circulation aux termes de la convention de fiducie et toute autre somme payable aux termes de cette convention, le fiduciaire des billets a la faculté, et l'obligation à la demande écrite des porteurs d'au moins 25 % du capital total des billets en circulation aux termes de la convention de fiducie, sur réception d'une garantie qu'il juge raisonnable pour les frais et débours qu'il devra engager, d'obtenir en son nom, en qualité de fiduciaire des billets, le paiement du capital et de la prime, le cas échéant, et des intérêts, le cas échéant, sur tous les billets en circulation aux termes de la convention de fiducie, ainsi que de toute autre somme payable aux termes de la convention de fiducie, par les voies de droit autorisées par la convention de fiducie, par la loi ou en *equity* qu'il juge opportunes ou qu'il doit employer selon ce qui lui a été ordonné.

Les porteurs de billets émis aux termes de la convention de fiducie ne peuvent intenter aucune mesure judiciaire visant à exiger le paiement du capital, de la prime (le cas échéant) ou des intérêts sur les billets, ni exercer aucun autre recours autorisé par la convention de fiducie, notamment une action visant à faire respecter la convention de fiducie ou les billets, si ce n'est conformément à la procédure prévue dans la convention de fiducie.

**Remboursement des billets au gré de la Fiducie ou au gré du porteur**

Les billets sont remboursables par la Fiducie avant l'échéance si le supplément de fixation du prix applicable le précise. Un supplément de fixation du prix peut préciser qu'un billet sera remboursable au gré de la Fiducie avant l'échéance à compter de la date ou des dates et à un prix ou à des prix indiqués dans le supplément de fixation du prix. La Fiducie peut rembourser les billets remboursables en totalité ou en partie sur préavis d'au moins 30 jours ou d'au plus 60 jours.

Sauf indication contraire dans le supplément de fixation du prix applicable, les billets ne seront pas remboursables au gré du porteur avant l'échéance. Un supplément de fixation du prix peut préciser qu'un billet sera remboursable au gré du porteur avant l'échéance à une date ou plusieurs dates indiquées, à un prix ou plusieurs prix énoncés dans le supplément de fixation du prix, majorés des intérêts courus jusqu'à la date de remboursement exclusivement.

Sauf indication contraire dans le supplément de fixation du prix applicable, les billets ne seront pas assujettis à un fonds d'amortissement. Sauf indication contraire dans le supplément de fixation du prix applicable et si aucun cas de défaut n'est survenu, la Fiducie peut à tout moment acheter des billets sur le marché (notamment auprès ou par l'intermédiaire d'un courtier en valeurs ou d'une entreprise membre d'une bourse reconnue) ou moyennant une offre d'achat adressée à tous les porteurs de billets ou de gré à gré, à tout prix convenu. Les billets achetés par la Fiducie seront annulés et ne pourront être réémis.

**Garantie**

Initialement, le garant garantira inconditionnellement le paiement et l'exécution des obligations, dettes et passifs (actuels ou futurs, absolus ou conditionnels, échus ou non) de la Fiducie aux termes des billets. Cette garantie fera l'objet d'une décharge à la demande de la Fiducie, à condition toutefois qu'aucun cas de défaut ne se soit produit et ne se poursuive et que cette décharge n'ait pas pour effet d'entraîner la survenance d'un cas de défaut immédiatement après. La garantie sera une obligation directe non garantie du garant et prendra rang à égalité avec toutes les autres dettes non garanties et non subordonnées actuelles et futures du garant. La garantie sera régie par les lois de l'Alberta. La Fiducie peut demander à certaines filiales désignées de garantir ses obligations aux termes des billets.

Divers documents d'information déposés par la Fiducie en conformité avec la législation en valeurs mobilières applicable sont intégrés par renvoi aux présentes. Comme la législation en valeurs

mobilières canadienne l'y oblige, le garant a attesté le contenu du présent supplément de prospectus (voir « *Attestation du garant* »). Ni la Fiducie ni le garant ne déposeront auprès des autorités de réglementation en valeurs mobilières canadiennes des documents d'information continue distincts concernant le garant. Les résultats financiers du garant sont reflétés dans les résultats financiers consolidés de la Fiducie lesquels résultats financiers sont déposés par la Fiducie auprès des autorités de réglementation en valeurs mobilières canadiennes.

Le tableau suivant présente les principales informations financières pour la Fiducie, le garant, AltaGas Holding Trust et AltaGas General Partner Inc. et pour la Fiducie et l'ensemble de ses filiales, sur une base consolidée, dans chaque cas pour la période indiquée.

**Exercice terminé le 31 décembre 2007**
**(en milliers de dollars)**

| | Fiducie[1] (non consolidé/ non vérifié) | Garant[1] (non consolidé/non vérifié) | Autres filiales (consolidé/non vérifié) | Ajustements de consolidation | Fiducie (consolidé/vérifié) |
|---|---|---|---|---|---|
| Actif à court terme | - | 24 567 | 280 787 | - | 305 354 |
| Actif à long terme | 1 370 541 | 984 114 | 471 910 | (1 932 118) | 894 447 |
| Passif à court terme | 13 569 | 11 322 | 261 223 | - | 286 114 |
| Passif à long terme | 199 996 | 292 136 | 1 008 148 | (1 171 281) | 328 999 |
| Produits | 1 | 1 024 | 1 427 369 | - | 1 428 394 |
| Quote-part du bénéfice | 108 596 | 124 008 | - | (232 604) | - |
| Coût des ventes, charges d'exploitation et d'administration et amortissement | - | 72 | 1 301 715 | - | 1 301 787 |
| Bénéfice d'exploitation | 108 597 | 124 960 | 125 654 | (232 604) | 126 607 |
| Bénéfice net | 108 794 | 109 358 | 124 199 | (233 557) | 108 794 |

**Exercice terminé le 31 décembre 2006**
**(en milliers de dollars)**

| | Fiducie[1] (non consolidé/ non vérifié) | Garant[1] (non consolidé/ non vérifié) | Autres filiales (consolidé/non vérifié) | Ajustements de consolidation | Fiducie (consolidé/ vérifié) |
|---|---|---|---|---|---|
| Actif à court terme | - | 206 | 263 195 | - | 263 401 |
| Actif à long terme | 1 234 000 | 941 403 | 530 283 | (1 859 512) | 846 174 |
| Passif à court terme | 10 707 | 59 | 228 925 | - | 239 691 |
| Passif à long terme | 99 997 | 313 025 | 1 055 649 | (1 128 203) | 340 468 |
| Produits | 1 | 1 264 | 1 361 339 | - | 1 362 604 |
| Quote-part du bénéfice | 114 393 | 135 103 | - | (249 496) | - |
| Coût des ventes, charges d'exploitation et d'administration et amortissement | - | 79 | 1 235 861 | - | 1 235 940 |
| Bénéfice tiré des activités poursuivies | 114 394 | 136 288 | 125 478 | (249 496) | 126 664 |
| Bénéfice net | 114 512 | 125 069 | 125 612 | (250 662) | 114 511 |

Nota :
1) Les informations financières pour la Fiducie et le garant reflètent la comptabilisation à la valeur de consolidation de leurs placements dans des filiales.

**Définitions**

Le texte qui suit résume la définition de certains termes utilisés dans la convention de fiducie. Il y a lieu de se reporter à la convention de fiducie pour la définition intégrale de tous ces termes :

« **actifs totaux consolidés** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant aux actifs totaux de la Fiducie et de ses filiales désignées tels qu'ils figurent au bilan consolidé de la Fiducie et de ses filiales consolidées.

« **actions comportant droit de vote** » Actions de toute catégorie d'une société, autres titres de cette société ou autres titres de quelque autre personne qui confèrent le droit de voter à l'élection du conseil d'administration (ou d'autres personnes exerçant des fonctions analogues) dans toute circonstance.

« **avoir consolidé** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant de l'avoir de la Fiducie qui figure au bilan consolidé de la Fiducie et de ses filiales désignées, y compris le capital des porteurs de parts, le surplus d'apport, les bénéfices non répartis et les autres inscriptions au titre de l'avoir.

« **capitalisation totale** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est calculé conformément aux principes comptables généralement reconnus sur une base consolidée, montant correspondant à la capitalisation totale de l'avoir consolidé, de la dette subordonnée, des obligations financées et du montant de toute participation minoritaire.

« **charges autorisées** » À l'égard d'une personne ou d'un bien l'une des charges suivantes :

a) sûreté consentie sur des actifs à court terme dans le cours normal des activités à une ou plusieurs banques ou tout autre prêteur en garantie d'une dette payable à vue ou échéant dans les 18 mois de la date à laquelle cette dette est contractée ou de la date de tout renouvellement ou toute prolongation de celle-ci;

b) sûretés garantissant les taxes et impôts, cotisations ou charges gouvernementales qui ne sont pas exigibles ni en souffrance, ou dont la validité est contestée de bonne foi par la Fiducie ou l'une de ses filiales désignées; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

c) sûreté garantissant un jugement rendu ou une réclamation déposée contre la Fiducie ou l'une de ses filiales désignées, que la Fiducie ou cette filiale désignée conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

d) sûretés imposées ou autorisées par la loi, notamment le privilège du transporteur, l'hypothèque du constructeur, du fournisseur de matériaux et autres privilèges ou charges de nature analogue qui ont trait aux obligations qui ne sont pas exigibles ni en souffrance ou, si elles sont exigibles ou en souffrance, sûreté que la Fiducie ou l'une de ses filiales désignées conteste de bonne foi si l'échec d'une telle contestation n'aura pas d'effet défavorable important;

e) sûretés nées normalement à l'occasion d'une activité de construction ou de l'exploitation courante de l'entreprise, qui n'ont pas été publiées conformément à la loi à l'encontre de

la Fiducie ou de l'une de ses filiales désignées, qui n'ont donné lieu à aucune mesure d'exécution ou qui ont trait à des obligations qui ne sont pas exigibles ni en souffrance ou, si elles sont exigibles ou en souffrance, sûreté que la Fiducie ou l'une de ses filiales désignées conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

f) sûretés consenties, créées ou prises en charge dans le cours normal des activités et conformément à la pratique de l'industrie à l'égard de la mise en valeur ou de l'exploitation conjointes de pipelines, d'installations de production ou de traitement du pétrole et du gaz, en faveur de toute autre personne chargée de la mise en valeur ou de l'exploitation du bien grevé, couvrant la quote-part des coûts d'une telle mise en valeur ou exploitation incombant à la Fiducie ou à l'une de ses filiales désignées, pourvu que ces coûts ne soient pas exigibles ni en souffrance ou, s'ils le sont, sûretés que la Fiducie ou cette filiale désignée conteste de bonne foi; étant entendu que la Fiducie ou cette filiale désignée a constitué des provisions suffisantes à cet égard conformément aux principes comptables généralement reconnus;

g) servitudes, droits de passage, restrictions de zonage, droits de surface ou autres droits ou restrictions analogues grevant des terrains détenus par la Fiducie ou l'une de ses filiales désignées (notamment le droit de passage et les servitudes pour les chemins de fer, les égouts, les drains, les pipelines, les conduites de gaz et d'eau, les conduits, les poteaux, les fils et câbles pour l'électricité, le téléphone et le télégraphe ou la câblodistribution) qui, individuellement ou collectivement, n'ont pas un effet défavorable important;

h) toute sûreté découlant des lois ou des règlements en matière d'accident du travail, d'assurance emploi, de retraite et d'emploi;

i) toute sûreté consentie par la Fiducie ou l'une de ses filiales désignées à un service public ou à une autorité gouvernementale dans le cours normal des activités de la Fiducie et de ses filiales désignées, en raison de l'exploitation de la Fiducie ou de cette filiale désignée, si ces sûretés, individuellement ou collectivement, n'ont pas un effet défavorable important;

j) droit réservé ou dévolu à toute autorité gouvernementale de résilier un bail, une licence, une concession ou un permis en vertu d'un contrat ou de la loi, ou d'exiger des droits périodiques comme condition à leur maintien en vigueur;

k) toutes les réserves et restrictions de la concession initiale de terrains et de bien-fonds de la Couronne ou tout intérêt dans ceux-ci, et toutes les exceptions, réserves et restrictions prévues par la loi à l'égard des droits de propriété;

l) tout droit de premier refus, option d'achat ou droit de préemption en faveur d'une personne accordé dans le cours normal des activités à l'égard de la totalité ou d'une partie des biens de la Fiducie ou de l'une de ses filiales désignées;

m) toute sûreté à l'égard de laquelle il a été déposé auprès du fiduciaire une somme au comptant, des quasi-espèces, un cautionnement ou une autre sûreté qui convient au fiduciaire et d'un montant suffisant pour acquitter intégralement l'obligation y relative;

n) toute sûreté sur une encaisse ou des titres négociables de la Fiducie ou de ses filiales désignées couvrant des swaps, pourvu qu'au moment de l'octroi d'une telle sûreté, les obligations garanties par cette sûreté ne soient pas exigibles ni en souffrance;

o) sûretés servant à garantir, prendre en charge ou couvrir une dette sans recours et sûretés servant à garantir, prendre en charge ou couvrir des obligations au titre du prix d'achat;

p) sûreté consentie dans un bail ou tout droit de saisie réservé dans un bail ou qui peut être exercé aux termes d'un bail pour le loyer conformément aux modalités de ce bail;

q) sûreté en faveur de la Fiducie ou d'une filiale désignée;

r) sûreté sur les biens, meubles ou immeubles, d'une personne (autre qu'une sûreté consentie en prévision d'une fusion ou d'un regroupement mentionné ci-après) qui existe au moment où cette personne fusionne ou se regroupe avec la Fiducie ou une filiale désignée ou au moment où ces biens sont autrement acquis par la Fiducie ou une filiale désignée;

s) sûreté pour l'exécution des obligations ou devoirs afférents aux biens de la Fiducie ou d'une filiale désignée, consentie à une autorité gouvernementale à l'égard d'une franchise, concession, licence ou d'un permis et de tout vice de titre visant des structures ou autres installations découlant uniquement du fait que ces structures ou installations sont construites ou placées sur des terrains détenus par la Fiducie ou par cette filiale désignée en vertu de permis, baux ou autres concessions du gouvernement, l'ensemble de ces obligations, devoirs et vices n'affectant pas gravement l'utilisation faite par la Fiducie ou cette filiale désignée des biens, structures ou installations en question;

t) sûreté à l'égard de dépôts dans le cadre d'offres ou de soumissions;

u) sûreté à l'égard d'un recours en expropriation, d'un cautionnement judiciaire ou de frais de litige;

v) prolongation, renouvellement ou remplacement d'une sûreté visée aux autres paragraphes de la définition de « charge autorisée », pourvu que cette prolongation, ce renouvellement ou ce remplacement ne garantisse pas le remboursement d'un montant supérieur au capital encore impayé et porte uniquement sur la totalité ou une partie des biens, des ajouts et des améliorations grevés par la sûreté ainsi prolongée, renouvelée ou remplacée;

w) sûreté non visée aux autres paragraphes de la définition de « charges autorisées », à condition qu'elle n'ait pas pour effet de porter la dette garantie à plus de 25 000 000 $ ou 10 % de l'avoir consolidé, si ce dernier pourcentage est plus élevé;

x) sûretés grevant les biens ou actifs de la Fiducie ou d'une de ses filiales désignées qui existent à la date de la convention de fiducie.

« **dette** » L'ensemble des emprunts d'argent qui, conformément aux principes comptables généralement reconnus, sont censés figurer aux états financiers à la date du calcul de la dette, y compris dans tous les cas, sans double emploi :

a) les obligations garanties par une sûreté existante grevant un bien détenu en propriété assujetti à cette sûreté, que les obligations ainsi garanties aient été ou non prises en charge;

b) les garanties, indemnités, endossements (sauf les endossements aux fins de recouvrement dans le cours normal des activités) ou autres passifs éventuels à l'égard des obligations d'une autre personne au titre d'un emprunt contracté par cette autre personne.

« **dette sans recours** » Dettes, passifs ou autres obligations, y compris les garanties, indemnités, endossements (sauf les endossements aux fins de recouvrement dans le cours normal des activités) ou autres passifs éventuels à l'égard des obligations d'une autre personne, dans chaque cas contractés ou pris en charge pour financer ou refinancer la création, la construction, le développement ou l'acquisition, directement ou indirectement, d'actifs, ainsi que les augmentations, prolongations, renouvellements ou refinancements de ces dettes, passifs et obligations, à condition que le recours du prêteur (ou d'un mandataire, fiduciaire, séquestre ou d'une autre personne agissant pour le compte du prêteur à l'égard de ces dettes, de ces passifs et de ces obligations) ou qu'un jugement à cet égard soit limité, dans toutes

circonstances (sauf en ce qui concerne les déclarations et garanties fausses ou trompeuses et les indemnisations habituellement exigées à l'occasion de ces financements, pour lesquels ce prêteur (ou une autre personne agissant pour son compte) peut avoir un recours non garanti) aux actifs directement ou indirectement créés, construits, développés ou acquis (y compris tous les biens meubles y afférents) à l'égard desquels ces dettes, passifs ou autres obligations ont été contractés ou pris en charge, et aux créances, stocks, à l'équipement, aux actes mobiliers, aux biens incorporels et aux autres droits, biens en garantie ou produits en découlant ou s'y rapportant (y compris les actions ou autres participations d'une entité à but unique qui ne détient directement ou indirectement que ces actifs et les autres droits et biens en garantie en découlant ou s'y rapportant) et sur lesquels ce prêteur (ou une autre personne agissant pour le compte de ce prêteur) peut faire valoir ses droits.

« **dette subordonnée** » Toute dette subordonnée, ou est déclarée telle, au paiement du capital, de la prime (le cas échéant) et des intérêts sur les billets émis aux termes de la convention de fiducie, dans tous les cas et à tous égards (y compris en ce qui concerne le droit de paiement).

« **effet défavorable important** » Tout événement, changement, toute circonstance ou situation dont on peut raisonnablement s'attendre à ce qu'il ait une incidence ou un effet défavorable important a) sur la capacité de la Fiducie de rembourser le montant impayé aux termes des billets; ou b) sur la capacité de la Fiducie d'exécuter l'une ou l'autre de ses autres obligations aux termes de la convention de fiducie; ou c) sur la validité ou le caractère exécutoire de la convention de fiducie ou des billets ou la priorité des billets.

« **filiale** » À l'égard d'une personne : a) toute société dont les actions comportant droit de vote qui permettent ordinairement l'élection de la majorité des membres du conseil d'administration (même si un autre catégorie d'actions de cette société peut donner droit de vote à la survenance de certaines éventualités, sauf si l'éventualité est survenue et tant qu'elle se poursuit) appartiennent à ce moment, directement, indirectement ou en propriété véritable à cette personne, ou à une ou plusieurs de ses filiales, ou à cette personne et à une ou plusieurs de ses filiales, ou sont contrôlées directement, indirectement ou véritablement par celles-ci; b) toute société de personnes dans laquelle, à ce moment, cette personne, une ou plusieurs de ses filiales, ou cette personne et une ou plusieurs de ses filiales, directement, indirectement ou véritablement ont un capital ou une participation majoritaire (peu importe la désignation) ou dont ils touchent la majorité du revenu; ou c) toute autre personne dont la majorité du revenu, du capital, des participations véritables ou des participations financières (peu importe la désignation) appartiennent à ce moment directement, indirectement ou véritablement à cette personne ou à une ou plusieurs de ses filiales ou à cette personne et une ou plusieurs de ses filiales ou sont contrôlés directement, indirectement ou véritablement par celles-ci.

« **filiale désignée** » Toute filiale de la Fiducie qui, par directive écrite de la Fiducie, est déclarée filiale désignée; étant entendu que la Fiducie peut, par directive écrite, déclarer radiée une filiale désignée, pourvu qu'au moment de cette déclaration et compte tenu de celle-ci le ratio des obligations financées par rapport à la capitalisation totale n'excède pas 70 %.

« **obligations financées** » À l'égard de la Fiducie et de ses filiales désignées, à la date à laquelle il est établi conformément aux principes comptables généralement reconnus sur une base consolidée, sans double emploi, montant correspondant à la dette à long terme figurant au bilan consolidé de la Fiducie et de ses filiales désignées à l'exclusion a) de la dette sans recours; b) de la dette subordonnée; c) des obligations au titre du prix d'achat; et d) de tout montant au titre des obligations de la Fiducie envers une filiale désignée, ou d'une filiale désignée envers la Fiducie ou une autre filiale désignée.

« **obligation au titre du prix d'achat** » Dettes ou obligations pécuniaires contractées, créées ou prises en charge au titre de ce qui suit ou pour le financer en totalité ou en partie, a) le prix d'achat (réputé

comprendre les coûts de construction, d'installation ou de loyers, selon le cas) des biens acquis (y compris aux termes d'un bail) après la date de la convention de fiducie; ou b) le coût des améliorations effectuées sur les biens après la date de la convention de fiducie, pourvu que le capital d'une telle dette ou obligation pécuniaire ne dépasse pas, au moment où elle est contractée, créée ou prise en charge, le prix d'achat des biens au moment de leur acquisition initiale, ou le coût des améliorations, selon le cas, et que cette dette ou obligation pécuniaire soit contractée, créée ou prise en charge au plus tard 180 jours après cet achat ou l'achèvement d'une telle acquisition, construction, installation ou amélioration, selon le cas, y compris toute prolongation ou tout renouvellement ou refinancement de celle-ci, pourvu qu'il n'y ait pas augmentation du capital impayé à ce moment.

« **sûreté** » Toute cession, hypothèque, charge, priorité, hypothèque légale, convention de droit de rétention, sûreté ou tout privilège, créé de quelque manière que ce soit, soit absolu ou éventuel, fixe ou variable, en droit ou en *equity*, opposable ou non, qui garantit le paiement ou l'exécution d'une obligation, à l'exclusion d'un droit de compensation créé dans le cours normal des activités, autre qu'un droit créé pour garantir le remboursement d'un emprunt d'argent.

## ADMISSIBILITÉ AUX FINS DE PLACEMENT

De l'avis de Stikeman Elliott S.E.N.C.R.L., s.r.l., conseillers juridiques de la Fiducie, et de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., conseillers juridiques des courtiers, les billets, s'ils étaient émis à la date du présent supplément de prospectus, constitueraient des placements admissibles à cette date aux termes de la *Loi de l'impôt sur le revenu* (Canada) et de son règlement d'application (la « **LIR** ») pour des fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-invalidité, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices (sauf des fiducies régies par des régimes de participation différée aux bénéfices dans lesquels des cotisations sont versées par la Fiducie).

## FACTEURS DE RISQUE

Les souscripteurs éventuels de billets devraient examiner attentivement les facteurs de risque inclus et intégrés par renvoi dans le prospectus, dans le présent supplément de prospectus et dans le supplément de fixation du prix applicable ou dans un autre supplément de prospectus relatif à un placement de billets.

Les documents d'information annuels que la Fiducie dépose auprès des diverses autorités de réglementation en valeurs mobilières et qui sont intégrés par renvoi dans le prospectus et dans le présent supplément de prospectus exposent certains risques inhérents aux activités de la Fiducie.

### Risques liés à la nature non garantie des billets et de la garantie

Les billets et la garantie constitueront une dette non garantie de premier rang de la Fiducie et du garant, respectivement, et prendront rang à égalité quant au droit de paiement (sauf à l'égard des fonds d'amortissement et des créances prioritaires par application de la loi) avec toutes les autres dettes non garanties de premier rang actuelles et futures de la Fiducie et du garant, respectivement. Les billets et la garantie seront effectivement subordonnés à toutes les dettes garanties actuelles et futures de la Fiducie et du garant, jusqu'à concurrence des actifs garantissant ces dettes. Si la Fiducie ou le garant sont parties à une faillite, à une dissolution, à une liquidation ou à une restructuration, les créanciers garantis seront payés avant que les porteurs de billets ne reçoivent quelque somme due aux termes des billets jusqu'à concurrence de la valeur des actifs garantissant la dette garantie. Le cas échéant, un porteur de billets pourrait ne pas recouvrer le capital ou les intérêts qui lui sont dus aux termes des billets ou de la garantie.

**Risques liés au taux d'intérêt**

Les taux d'intérêt en vigueur auront une incidence sur le cours ou la valeur des billets. Le cours ou la valeur des billets peut chuter si les taux d'intérêt en vigueur pour des titres d'emprunt comparables augmentaient, et monter si les taux d'intérêts en vigueur pour des titres d'emprunt comparables baissaient.

**Risque lié à la liquidité**

La Fiducie n'entend pas inscrire les billets à la cote d'une bourse et rien ne garantit qu'il se formera un marché secondaire ou un marché liquide pour les billets. Chaque courtier peut acheter et vendre des billets sur le marché secondaire ou maintenir un marché pour les billets, mais il n'y est pas tenu et rien ne garantit qu'un courtier maintiendra un marché pour les billets. Cette situation pourrait influencer l'établissement du prix des billets sur le marché secondaire, la transparence et la disponibilité des cours, la liquidité des billets et la mesure dans laquelle l'émetteur est réglementé.

Même si un marché se formait pour les billets, ces derniers pourraient être négociés à des prix supérieurs ou inférieurs à leur prix d'achat initial, à cause de nombreux facteurs, notamment les taux d'intérêt en vigueur, les résultats d'exploitation et la situation financière de la Fiducie, les notes attribuées aux billets et aux autres titres de créance de la Fiducie et les marchés pour des titres de créance semblables.

**Changements dans la solvabilité et la notation**

La solvabilité apparente de la Fiducie et la modification des notes attribuées aux billets pourraient avoir une incidence sur le cours ou la valeur et la liquidité des billets. Rien ne garantit que les notes attribuées aux billets émis aux présentes demeureront en vigueur pendant une période donnée ou qu'elles ne seront pas baissées ou retirées intégralement par l'agence de notation en cause. La baisse ou le retrait d'une telle note pourrait avoir une incidence défavorable sur la valeur marchande des billets.

**Subordination structurelle**

Initialement, les billets ne seront garantis par aucune autre filiale de la Fiducie que le garant. Par conséquent, les billets seront en fait subordonnés aux passifs actuels et futurs des autres filiales de la Fiducie que le garant, et la garantie sera en fait subordonnée aux passifs actuels et futurs des filiales du garant. Les créanciers de ces filiales auront le droit de se faire payer avant que ces filiales ne remettent quelque somme quoi que ce soit à la Fiducie pour qu'elle la paie les billets. En cas de faillite, de dissolution, de liquidation ou de restructuration de l'une de ces filiales, après paiement de ses dettes, la filiale pourrait ne pas avoir suffisamment d'actifs pour faire des paiements à la Fiducie ou, le cas échéant, au garant en leur qualité respective de porteur d'actions de cette filiale.

**Billets à taux variable**

Si les billets sont offerts à un taux d'intérêt variable, un placement dans ces billets engendrerait d'importants risques absents d'un placement dans des titres à taux fixe. La fluctuation du taux d'intérêt applicable aux billets à taux variable pourraient faire en sorte que le taux d'intérêt soit inférieur à celui de titres à taux fixe émis en même temps. Le taux applicable aux billets à taux variable sera tributaire des fluctuations dans les titres ou obligations sur lesquels il est fondé, lesquels titres et obligations peuvent être influencés par un certain nombre de facteurs interreliés, comme des événements économiques, financiers et politiques indépendants de la volonté de la Fiducie.

**Remboursement des billets**

Lorsque le supplément de prospectus en cause le stipule, la Fiducie peut décider de rembourser les billets, conformément à ses droits prévus dans la convention de fiducie, y compris lorsque les taux d'intérêt en vigueur sont inférieurs à ceux des billets. Si les taux en vigueur sont inférieurs à ceux des billets au moment du remboursement, l'acheteur ne pourrait réinvestir le produit du remboursement dans un titre comparable à un taux d'intérêt effectif aussi élevé que celui des billets remboursés. Le droit de remboursement de la Fiducie peut également avoir une incidence défavorable sur la capacité de l'acheteur de vendre ses billets à mesure que la date ou la période du remboursement éventuel approche.

## EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, au 1000, 440 - 2nd Avenue S.W., Calgary (Alberta) T2P 5E9 et ceux de Taylor NGL Limited Partnership étaient KPMG s.r.l./S.E.N.C.R.L., comptables agréés, au 2700, 205 – 5th Avenue S.W., Calgary (Alberta) T2P 4B9. Ernst & Young s.r.l. est indépendant de la Fiducie et KPMG s.r.l./S.E.N.C.R.L. était indépendant de Taylor conformément au code de déontologie établi par l'Institute of Chartered Accountants of Alberta.

## QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique concernant l'émission des billets seront examinées pour le compte de la Fiducie par Stikeman Elliott S.E.N.C.R.L., s.r.l. et pour le compte des courtiers par Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l. À la date du présent supplément de prospectus, les associés et autres avocats de Stikeman Elliott S.E.N.C.R.L., s.r.l. et les associés et autres avocats de Blake, Cassels & Graydon S.E.N.C.R.L./s.r.l., en tant que groupe, sont propriétaires véritables, directement ou indirectement, de moins de 1 % des parts en circulation de la Fiducie.

**CONSENTEMENT D'ERNST & YOUNG S.R.L.**

Nous avons lu le prospectus préalable de base simplifié d'AltaGas Income Trust (la «**Fiducie**») daté du 8 août 2007, complété par le supplément du prospectus daté du 3 avril 2008, relatif au placement de débentures-billets à moyen terme d'un maximum de 500 000 000 $ (collectivement le «prospectus») de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus susmentionné notre rapport aux porteurs de parts de la Fiducie portant sur les bilans consolidés de la Fiducie aux 31 décembre 2007 et 2006 et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie pour chacun des exercices compris dans la période de deux ans terminée le 31 décembre 2007. Notre rapport est daté du 26 février 2008.

Calgary, Canada
le 3 avril 2008

(signé) «*Ernst & Young s.r.l.*»
Comptables agréés
Ernst & Young s.r.l.

**CONSENTEMENT DE KPMG s.r.l./S.E.N.C.R.L.**

Nous avons lu le prospectus préalable de base simplifié daté du 8 août 2007 d'AltaGas Income Trust ainsi que le supplément de prospectus s'y rapportant daté du 3 avril 2008. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus préalable de base simplifié susmentionné, par voie d'intégration par renvoi de la déclaration d'acquisition d'entreprise d'AltaGas Income Trust datée du 3 mars 2008, notre rapport au conseil d'administration de Taylor Gas Liquids Ltd., à titre de commandité de Taylor NGL Limited Partnership (la « **société en commandite** »), portant sur les bilans consolidés de la société en commandite aux 31 décembre 2007 et 2006 et sur les états consolidés des résultats, du résultat étendu et du déficit et des flux de trésorerie pour les exercices terminés à ces dates. Notre rapport est daté du 5 février 2008.

(signé) KPMG s.r.l./S.E.N.C.R.L.

Comptables agréés

Calgary, Canada
Le 3 avril 2008

## ATTESTATION DES COURTIERS

Le 3 avril 2008

À notre connaissance, le prospectus simplifié, avec les documents qui y sont intégrés par renvoi et le présent supplément, constituera, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres offerts, conformément à la législation en valeurs mobilières de chacune des provinces du Canada.

pour **RBC DOMINION VALEURS MOBILIÈRES INC.**

(signé) « *Tushar Kittur* »

pour **SCOTIA CAPITAUX INC.**

(signé) « *Murray W. Neal* »

pour **BMO NESBITT BURNS INC.**

(signé) « *David Pennington* »

pour **MARCHÉS MONDIAUX CIBC INC.**

(signé) « *Timothy W. Watson* »

pour **VALEURS MOBILIÈRES HSBC (Canada) INC.**

(signé) « *Laura McElwain* »

pour **FINANCIÈRE BANQUE NATIONALE INC.**

(signé) « *Iain Watson* »

pour **VALEURS MOBILIÈRES TD INC.**

(signé) « *Alec W.G. Clark* »

## ATTESTATION DU GARANT

Le 3 avril 2008

Le prospectus simplifié, avec les documents qui y sont intégrés par renvoi et le présent supplément, constituera, à la date du dernier supplément qui se rapporte aux titres offerts au moyen du prospectus et des suppléments, un exposé complet, véridique et clair de tous les faits importants se rapportant à ces titres, conformément à la législation en valeurs mobilières de chacune des provinces du Canada.

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**
**Par son commandité :**
**ALTAGAS GENERAL PARTNER INC.**

| | |
|---|---|
| Le chef de la direction, | Le chef des finances, |
| (signé) « *David W. Cornhill* » | (signé) « *Deborah S. Stein* » |

**Au nom du conseil d'administration**
**d'ALTAGAS GENERAL PARTNER INC.**

| | |
|---|---|
| (signé) « *Myron F. Kanik* »<br>Administrateur | (signé) « *Robert B. Hodgins* »<br>Administrateur |

**DEALER AGREEMENT**



April 3, 2008

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355 - 4th Avenue S.W.
Calgary, Alberta
T2P 0J1

**Attention: Richard M. Alexander, President and Chief Operating Officer**

Dear Madam:

The undersigned, RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and TD Securities Inc. (collectively, the "**Dealers**" and individually, a "**Dealer**") understand that AltaGas Income Trust (the "**Trust**") proposes to issue and sell from time to time in all of the provinces of Canada (the "**Selling Provinces**") and in such other jurisdictions as the Trust may determine from time to time (collectively with the Selling Provinces, the "**Jurisdictions**"), unsecured medium term notes (the "**Medium Term Notes**"), as described in the English and French language versions of the Trust's short form shelf prospectus dated August 8, 2007, as supplemented by the prospectus supplement dated April 3, 2008, and as further amended or supplemented from time to time. The Trust's payment obligations under the Medium Term Notes will initially be guaranteed unconditionally by AltaGas Holding Limited Partnership No. 1 ("**AltaGas LP #1**"), an indirect subsidiary of the Trust, subject to release in accordance with the terms of the guarantee and the Principal Indenture (as defined below).

Subject to the terms and conditions contained herein, the Trust hereby appoints, severally, the Dealers as its exclusive (subject to the Trust's rights to sell Medium Term Notes and to appoint additional agents as provided hereunder) agents to solicit, from time to time, offers to purchase Medium Term Notes, such solicitations to be made directly and through other Canadian investment dealers approved in writing by the Trust (together with the Dealers, referred to herein as the "**Selling Firms**") and in the Jurisdictions only, and the Dealers hereby severally accept the appointment. The Trust may appoint additional agents hereunder, provided that each such additional agent is qualified to so act under applicable Securities Laws (as defined below) and provided that a Prospectus Supplement or Prospectus Amendment (each as defined below), as necessary, duly signed by such additional agents in compliance with applicable Securities Laws, and including such other disclosures as may be required by applicable Securities Laws, has been filed and accepted for filing under applicable Securities Laws. Upon delivery to the then existing Dealers of a copy of this Agreement signed by each such additional agent, each such additional agent shall become one of the Dealers hereunder. If an Agent that is at the time of any such appointment a party to this Agreement does not agree with the

appointment of such additional Agent or Agents, such Agent may exercise its right not to participate in the then proposed offering of Medium Term Notes or any further proposed offerings of Medium Term Notes. The agency sales will be subject to acceptance by the Trust of all offers to purchase Medium Term Notes and to the requirements of any applicable Securities Laws (as defined below) or any other applicable laws.

A Dealer, either alone or severally, and not jointly, with one or more of the other Dealers, may from time to time purchase, as principal for resale to the public at prices to be negotiated with each purchaser, in the Jurisdictions only, Medium Term Notes from the Trust at prices and commissions, if any, as may from time to time be agreed upon between the Trust and the Dealer or Dealers. Any agreement between the Trust and a Dealer or Dealers relating to the purchase by such Dealer or Dealers of Medium Term Notes as principals shall be substantially in the form of Schedule C to this Agreement. Any purchase of Medium Term Notes as underwriter or principal will be deemed to have been made on the basis of the representations and warranties of the Trust herein contained and shall be subject to the terms and conditions herein set forth together with the terms and conditions set forth in the Underwriting Addendum for the sale of such Medium Term Notes.

The Trust may also offer the Medium Term Notes, from time to time directly to the public at prices and upon terms agreed to by the Trust and the purchaser of the Medium Term Notes (or any agent or investment dealer acting on behalf of such purchaser), provided that the Trust may not so offer the Medium Term Notes (i) on a date the Trust requests the Dealers to solicit offers to purchase Medium Term Notes, or (ii) during any period commencing on a date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase Medium Term Notes as principal for resale, and ending, unless otherwise agreed with the Dealer or Dealers, on the earlier of 30 days from the date of issuance of such Medium Term Notes and the date on which all agreements relating to sales of such Medium Term Notes by or through the Dealers are binding on the public purchasers of Medium Term Notes or, in the case of (i) above, such date such request is revoked. It is acknowledged that an offering of Medium Term Notes directly to the public may include the acceptance by the Trust of an unsolicited offer to purchase Medium Term Notes received from an investment dealer, other than a Dealer, acting as agent for one or more purchasers and not as agent for the Trust or as principal for resale. Unless otherwise agreed upon by the Trust and RBC Dominion Securities Inc., on behalf of the Dealers, the Trust will not sell Medium Term Notes to any investment dealer, other than a Dealer, which is purchasing as principal for resale to the public. No commission shall be payable to the Dealers for sales made directly by the Trust.

For each Medium Term Note sold under this Agreement by one or more of the Dealers, the Trust will pay to such Dealer, or to such Dealers collectively, a commission as determined in accordance with Schedule A attached hereto or such other commission as the Trust and the Dealer or Dealers may determine from time to time. The commission in respect of any particular Medium Term Note will be payable in the same currency as the principal of the Medium Term Note.

**1. Definitions**

In this Agreement:

(a) "**Agreement**" means this agreement as amended form time to time;

(b) "**Closing Date**" means the date on which Medium Term Notes are issued;

(c) "**CPA Rules**" means the rules and procedures established by the Canadian Payments Association relating to the clearance of electronic funds transfers;

(d) "**DBRS**" means Dominion Bond Rating Service Limited, and any successors thereto;

(e) "**Dealers' Counsel**" means Blake, Cassels & Graydon LLP or such other legal counsel acceptable to the Dealers and the Trust;

(f) "**Declaration of Trust**" means the declaration of trust of the Trust dated March 26, 2004 as amended by the First Supplemental Indenture dated April 30, 2004, as further amended from time to time;

(g) "**Distribution**" and "**Distribution to the Public**" have the meanings attributed thereto under applicable Securities Laws, and "**Distribute**" means to effect a Distribution;

(h) "**Exchange**" means the Toronto Stock Exchange;

(i) "**Financial Statements**" means, collectively, at any time, the audited annual comparative consolidated financial statements of the Trust, together with the auditors' report thereon, and the unaudited interim comparative consolidated financial statements of the Trust incorporated or deemed to be incorporated by reference in the Prospectus;

(j) "**General Partner**" means AltaGas General Partner Inc., a corporation incorporated pursuant to the *Canada Business Corporations Act*;

(k) "**Guarantor**" means any subsidiary of the Trust that has entered into a Subsidiary Guarantee under the Principal Indenture;

(l) "**material**" or "**materially**", when used in relation to the Trust, means material in relation to the Trust and its subsidiaries on a consolidated basis;

(m) "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

(n) "**Material Subsidiaries**" means a direct or indirect subsidiary of the Trust, provided however, such term shall not include a subsidiary if the amount of the Trust's share (based on its percentage ownership of voting interests of such subsidiary) of the total assets or total revenues of such subsidiary does not exceed 10% of the consolidated assets or consolidated revenues, as the case may be, of

the Trust in each case as at the date of the most recent audited financial statements of the Trust;

(o) "**NI 44-102**" means National Instrument 44-102 – "Shelf Distributions" of the Canadian Securities Administrators;

(p) "**No Trade Period**" has the meaning attributed thereto in section 5;

(q) "**Pricing Supplement**" means a pricing supplement in either or both the English and French languages incorporated by reference into the Prospectus for purposes of a Distribution of the Medium Term Notes, as contemplated by NI 44-102;

(r) "**Principal Indenture**" means the trust indenture dated May 12, 2005 between the Trust and Computershare Trust Company of Canada, as trustee, as the same may be amended or supplemented from time to time, providing for the issue of debt securities of the Trust, including the Medium Term Notes;

(s) "**Prospectus**" means, collectively, the short form shelf prospectus of the Trust dated August 8, 2007 and the prospectus supplement dated April 3, 2008 relating to the Distribution of the Medium Term Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference, and as further supplemented or amended from time to time;

(t) "**Prospectus Amendment**" means an amendment to the Prospectus, in both the English and French languages, and includes an amendment by way of a material change report as contemplated by NI 44-102;

(u) "**Prospectus Supplement**" means a prospectus supplement, in either or both the English and French languages, incorporated or deemed to be incorporated by reference in the Prospectus for purposes of Distribution of the Medium Term Notes, as contemplated by NI 44-102, which term shall, as applicable, include a Pricing Supplement;

(v) "**Public Record**" means all information filed by the Trust with the Securities Commissions, including, without limitation, the Prospectus and any other information filed with any Securities Commission in compliance with, or intended compliance with, any applicable Securities Laws;

(w) "**S&P**" means Standard & Poor's, a division of The McGraw Hill Companies, Inc., and any successor thereto;

(x) "**Securities Commissions**" means the securities commission or the securities regulatory authority in each of the Selling Provinces;

(y) "**Securities Laws**" means the securities acts or similar statutes of each of the Jurisdictions and all rules, regulations, policy statements, notices and blanket orders or rulings thereunder;

(z) "**Shelf Procedures**" means the rules and procedures established pursuant to NI 44-102;

(aa) "**subsidiary**" has the meaning attributed thereto in the *Canada Business Corporations Act* or, with respect to an entity other than a corporation, means an entity in which the Trust directly or indirectly owns not less than 50% of the capital or income interests;

(bb) "**Subsidiary Guarantee**" means the guarantee agreements executed by each of the Guarantors, substantially in the form of Schedule B to the Principal Indenture, pursuant to which the Guarantors guarantee the performance of certain obligations of the Trust under the Principal Indenture;

(cc) "**Tax Act**" means the *Income Tax Act* (Canada); and

(dd) "**Trust's Counsel**" means Stikeman Elliott LLP or such other legal counsel acceptable to the Trust and the Dealers.

**2. Terms of Medium Term Notes**

The Medium Term Notes will be issued pursuant to the Principal Indenture and shall, in all material respects, have the attributes and characteristics described in the Prospectus. All terms and conditions of each Medium Term Note issued by the Trust from time to time will be determined by the Trust in its sole discretion and set forth in the applicable Pricing Supplement or Prospectus Supplement. These terms and conditions shall, as applicable, include, without limiting the generality of the foregoing, the principal amount of Medium Term Notes being offered, the denominations, the currency or currency unit, the issue and delivery date, the maturity date, the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), redemption or repurchase provisions (if any), the names of the dealers, the dealers' commission, method of distribution, the proceeds to the Trust and issue price (at par, at a premium or at a discount).

**3. Filing of Prospectus Documents**

(a) The Trust shall as soon as possible fulfill and shall continue to fulfill during the term of this Agreement, all legal requirements to be fulfilled by the Trust (including, without limitation, from time to time, any filings, proceedings and legal requirements set forth in NI 44-102) to enable the Medium Term Notes to be continuously offered for sale and sold to the public in each of the Selling Provinces under NI 44-102 in compliance with applicable Securities Laws by or through investment dealers and brokers who comply with applicable Securities Laws.

(b) To the extent that in so fulfilling such legal requirements as referred to in subsection 3(a), the filings or proceedings referred to in subsection 3(a) result in the Dealers assuming additional liability, the Trust shall consult with the Dealers as to such filings and proceedings it proposes to effect.

**4. Distribution of the Medium Term Notes**

The Dealers shall, on such dates as the Trust has notified the Dealers in accordance with the operating procedures set forth in Schedule B hereto that it seeks to sell Medium Term Notes, use their best efforts to solicit offers to purchase the Medium Term Notes from, and sell the Medium Term Notes to, members of the public in the Selling Provinces, directly and through other Selling Firms, only as permitted by and in compliance with applicable Securities Laws, upon the terms and conditions set forth in the Prospectus and in this Agreement. With the consent of the Trust, the Dealers may solicit offers to purchase or sell Medium Term Notes outside of the Selling Provinces in accordance with applicable law, but will not solicit offers to purchase or sell Medium Term Notes so as to require registration of the Medium Term Notes or the filing of a prospectus with respect to the distribution of Medium Term Notes under the laws of such jurisdictions, and will require each Selling Firm to agree with the Dealers not to so solicit or sell. For purposes of this section 4, the Dealers shall be entitled to assume that the Medium Term Notes are qualified for Distribution in all of the Selling Provinces. The Trust has delivered or shall deliver to the Dealers copies of all receipts, if any, received from time to time from the Securities Commissions for the Prospectus, any Prospectus Amendment or Prospectus Supplement as soon as they are available. The Dealers shall, as soon as practicable after the Dealers have distributed Medium Term Notes, but in any event not later than 25 days after the month in which the sale occurred, provide the Trust with a comprehensive breakdown of the Medium Term Notes distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Selling Provinces where a breakdown is required for the purpose of calculating fees payable by the Trust to the Securities Commissions.

**5. No Trade Period**

During the period of a Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, the Trust shall not, during the time period (the "**No Trade Period**") in which the Trust believes, in its reasonable judgment, that any change described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not Distribute its own securities, continue the Distribution or Distribution to the Public of the Medium Term Notes until such No Trade Period ends either through a change in circumstances or a public announcement of such change being made or otherwise:

(a) any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust and its subsidiaries taken as a whole; or

(b) any change in any matter covered by a statement contained or incorporated by reference in the Prospectus as amended or supplemented immediately prior to such change; or

(c) any fact which has arisen which would have been required to have been stated in the Prospectus had the fact arisen on or prior to the date of a Prospectus Supplement or Pricing Supplement,

which change or fact in any case is, or may be, of such a nature as (i) to render the Prospectus, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect, or (ii) would result in the Prospectus, immediately prior to such change or fact, containing a misrepresentation, or (iii) would result in the Prospectus, immediately prior to such change or fact, not complying with the laws of any Selling Province, or (iv) would reasonably be expected to have a significant effect on the market price or value of the Medium Term Notes. The Trust shall promptly comply with all applicable filing and other requirements under applicable Securities Laws in the Selling Provinces arising as a result of such change. In addition, if during the period of the Distribution or Distribution to the Public of the Medium Term Notes under the Prospectus, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, the Trust shall make such filing as soon as possible. The Trust shall also discuss with the Dealers any change of fact in respect of which there may be doubt respecting the applicability of this section 5.

**6. Delivery of Documents**

(a) The Trust shall cause to be delivered to the Dealers and to the Dealers' Counsel:

(i) on the date of this Agreement, the Prospectus in the English and French languages as filed with the Securities Commissions signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably;

(ii) on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Prospectus and not previously delivered to the Dealers, provided that if such continuous disclosure documents are, or information is, available to the public on the SEDAR website, such documents or information shall be deemed to have been delivered in satisfaction of this requirement;

(iii) on the date of this Agreement, confirmations (in writing) from DBRS and S&P confirming the ratings on the Medium Term Notes and subsequently on or within two days prior to such date or dates as Medium Term Notes are issued;

(iv) as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of such continuous disclosure documents or information as may have been or as may be incorporated or deemed to be incorporated by reference, at the appropriate time or times, under the heading "Documents Incorporated by Reference" in the Prospectus;

(v) as soon as they are available, or as soon as contemplated by Schedule B hereof, copies of any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement as contemplated by NI 44-102, signed as required by applicable Securities Laws and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably,

including copies of any documents or information incorporated or deemed to be incorporated by reference therein and not previously delivered hereunder and, where applicable, receipts from the applicable Securities Commissions in respect of the filing thereof;

(vi) at the time the French language version of the Prospectus, or any Prospectus Amendment or any Prospectus Supplement (other than a Pricing Supplement) is delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6 or at the time the French language version of a form of Pricing Supplement is first delivered (or as soon as practicable thereafter) to the Dealers pursuant to this section 6, an opinion of the Trust's Québec counsel, dated the date of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, to the effect that, except for selected financial information, management's discussion and analysis of financial condition and results of operations, financial statements and supplementary data, notes to financial statements and auditors' reports (collectively, the "**Financial Information**") contained in or incorporated by reference therein, each of such Prospectus, Prospectus Amendment, Prospectus Supplement or Pricing Supplement, as the case may be, in the French language, together with any document or information in the French language incorporated by reference therein (except in respect of which such an opinion has previously been given), is in all material respects a complete and proper translation thereof in the English language, and that the two versions are not susceptible to any materially different interpretations with respect to any material matter and an opinion of the Trust's auditors, at the same time or times and substantially to the same effect, in respect of the Financial Information, provided that with respect to the Pricing Supplement, such opinion may be limited to the Pricing Supplement only;

(vii) at the time of the delivery to the Dealers, pursuant to this section 6, of the Prospectus, any Prospectus Amendment or any Prospectus Supplement containing or incorporating by reference updated earnings coverage ratios or at the time the Trust files updated earnings coverage ratios or other material financial information that will be incorporated by reference into the Prospectus and the Dealers so request, a comfort letter from the Trust's auditors, dated the date of the Prospectus, the Prospectus Amendment or the Prospectus Supplement, as the case may be, and acceptable in form and substance to the Dealers, acting reasonably, with respect to such earnings coverage or other financial information contained or incorporated by reference in such Prospectus, Prospectus Amendment or Prospectus Supplement (except in respect of such information as has been the subject of a previously delivered comfort letter). The comfort letter shall be based on a review by the auditors having a cutoff date not more than two business days prior to the date of the comfort letter or, with respect only to updated earnings coverage information, the date of the Trust's last quarter

end and shall be in addition to any comfort letters which must be filed with Securities Commissions pursuant to applicable Securities Laws;

(viii) the Trust shall not be required to deliver the "comfort letters" described in subsection 6(a)(vii) in respect of updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus if the Trust believes it will not be issuing Medium Term Notes prior to the next filing of the Trust's updated earnings coverage ratios or other material financial information that will be incorporated by reference in the Prospectus;

(ix) notwithstanding subsection 6(a)(viii), if the Trust decides to issue Medium Term Notes at a time when the Dealers have not received "comfort letters" in respect of earnings coverage ratios and other material financial information which are incorporated by reference into the applicable Pricing Supplement, the Trust shall cause to be delivered to the Dealers those "comfort letters" in the form described in subsection 6(a)(vii) in respect of such earnings coverage ratios and other material financial information within two business days of the date of such Pricing Supplement; and

(x) upon receipt of written instructions to the Trust or its commercial printer as to quantities and location of delivery, as soon as they are available and in any event within two business days from the date of the document in the case of the Prospectus, a Prospectus Amendment or a Prospectus Supplement (other than a Pricing Supplement) and, in the case of a Pricing Supplement, one business day from the date thereof, that number of commercial copies of the Prospectus, any Prospectus Amendment, any Prospectus Supplement and any Pricing Supplement, including copies of any documents or information incorporated by reference therein, as the Dealers may reasonably require, without charge, in those cities in the Jurisdictions that the Dealers may reasonably request.

(b) The Trust's delivery to the Dealers of the documents referred to in subsection 6(a)(i), subsection 6(a)(ii), subsection 6(a)(iv) and subsection 6(a)(v) hereof shall constitute a representation and warranty by the Trust to the Dealers that: (i) each such document at the time of its filing fully complied with the provisions of applicable Securities Laws and (ii) all information and statements contained therein (except any information relating solely to the Dealers) are, at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken as a whole, and the Medium Term Notes. Such delivery (in the absence of notification to cease Distribution of the Medium Term Notes by the Trust) shall constitute the Trust's consent to the use by the Selling Firms of such documents in connection with the Distribution of the Medium Term Notes in compliance with the provisions of this Agreement.

(c) Without limiting the generality of the foregoing and in order to assist the Dealers in their monitoring, on an ongoing basis, of the affairs of the Trust, the Trust shall as soon as practicable during the term of this Agreement provide the Dealers' Counsel with copies of all press releases and documents filed pursuant to the continuous disclosure requirements of applicable Securities Laws and filed during the period of Distribution of the Medium Term Notes with any Securities Commission and will permit the Dealers to conduct due diligence as set forth herein.

(d) The Agents will deliver to the Trust and to the Trust's Counsel:

(i) on the date of this Agreement, a Certificate of Agents page (or pages, duly executed in counterparts) for filing with the Securities Commissions, signed and certified as required by applicable Securities Laws applicable in the Selling Provinces; and

(ii) on the date of this Agreement, duly executed SEDAR Form 6 Certificates of Authentication required by applicable Securities Laws in the Selling Provinces.

**7. Representations and Warranties**

(a) As of the date hereof and as at the time the Trust delivers a Pricing Supplement to a Dealer, each of the Trust and AltaGas LP #1 jointly represent and warrant to such Dealer that:

(i) each Medium Term Note to which the Pricing Supplement relates will at its date of issue be duly and validly issued pursuant to the Principal Indenture and will constitute a legal, valid and binding obligation of the Trust enforceable in accordance with its terms, subject to qualifications as to enforceability contained in subsection 7(a)(xix) below;

(ii) the Prospectus, each Prospectus Amendment, each Prospectus Supplement and the Pricing Supplement comply with the provisions of applicable Securities Laws (except for any information contained therein relating solely to the Dealers);

(iii) the Principal Indenture is a legal, valid and binding obligation of the Trust, enforceable in accordance with its terms, subject to qualifications as to enforceability contained in subsection 7(a)(xix) below and complies with all applicable legal requirements;

(iv) the Subsidiary Guarantees are legal, valid and binding obligations of the Guarantors, enforceable in accordance with their terms, subject to qualifications as to enforceability contained in subsection 7(a)(xix) below and comply with all applicable legal requirements;

(v) the Prospectus as amended or supplemented (except any information contained therein provided by or relating solely to the Dealers) does not contain a misrepresentation and constitutes full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken as a whole, and the Medium Term Notes;

(vi) the Trust has fulfilled all requirements to be fulfilled by it, including the filing of the Prospectus and all continuous disclosure materials required to be filed pursuant to applicable Securities Laws (including the filing of the Prospectus Supplement and any Pricing Supplement and any other documents required to be filed with the Prospectus Supplement, which the Trust will file within the time limits prescribed in the Shelf Procedures), to enable the Medium Term Notes to be offered for sale and sold to the public in all of the Selling Provinces through registrants who have complied with the relevant provisions of applicable Securities Laws;

(vii) the issuance of each Medium Term Note to which a Pricing Supplement relates will not result in a breach of, a default under or the creation of any lien on its or any of its Material Subsidiaries' properties under any agreement or instrument to which it or any of its Material Subsidiaries is a party or by which its or any of its Material Subsidiaries' property and assets are bound or affected save and except where such breach, default or lien will not have a material adverse effect on the business, operations, capital or conditions of the Trust;

(viii) except as disclosed in or contemplated by the Prospectus or any Prospectus Amendment, there has been no material adverse change, financial or otherwise, in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Trust and its subsidiaries, taken as a whole, since the end of the last completed fiscal year of the Trust for which financial statements have been reported on by the auditors of the Trust and filed with the Canadian Securities Commissions;

(ix) the information and statements set forth in the Public Record were true, correct and complete and did not contain any misrepresentation, as at the date of such information or statements;

(x) the Trust has full trust power and authority to issue the Medium Term Notes;

(xi) the Trust is eligible to make use of the Shelf Procedures for the Distribution of the Medium Term Notes;

(xii) the Prospectus was prepared and filed in each of the Selling Provinces in compliance with applicable Securities Laws, including the Shelf Procedures, and receipts for the Prospectus have been issued by or on behalf of the Securities Commissions in each of the Selling Provinces;

(xiii) the Trust is not in default of any material requirement of applicable Securities Laws, no order ceasing or suspending trading in any securities of the Trust or prohibiting the sale of the Medium Term Notes has been issued by any competent authority having jurisdiction and remains in effect and, to the knowledge of the Trust, no proceedings for such purpose are pending, threatened or contemplated;

(xiv) the description of the assets and liabilities of the Trust and its subsidiaries (taken as a whole) set forth in the Financial Statements fairly presents, in accordance with Canadian generally accepted accounting principles consistently applied, the financial position and condition of the Trust and its subsidiaries (taken as a whole) as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Trust and its subsidiaries, as at the dates thereof;

(xv) the Trust has been properly created, settled and organized and is a validly existing trust under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xvi) AltaGas LP #1 has been properly created and organized and is a validly existing limited partnership under the laws of Alberta with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xvii) each Guarantor and each other Material Subsidiary is validly existing as a subsisting corporation, partnership or trust under the laws of its jurisdiction of incorporation or formation, as the case may be, with all necessary power and authority to own and lease its properties and to conduct its business as described in the Prospectus;

(xviii) the General Partner has the authority to enter into this Agreement on behalf of the Trust and AltaGas LP #1 and to execute and deliver, on behalf of the Trust and AltaGas LP #1, as applicable, all other necessary documents in connection with the offering of the Medium Term Notes, including the Prospectus and all necessary action has been taken by the General Partner to cause the execution and delivery of the Prospectus and the filing of such documents with the Securities Commissions;

(xix) all authorizations, orders, permits, filings, licences, clearances, approvals and consents to be obtained by the Trust, AltaGas LP #1 or any other Guarantor under applicable laws, or under any agreements or documents by which the Trust, AltaGas LP #1 or such other Guarantor is bound, for the execution and delivery of this Agreement, the Principal Indenture and the Subsidiary Guarantees, and the failure of which to obtain would have a material adverse impact on the Trust, have been obtained and are in full force, and this Agreement, the Principal Indenture and the Subsidiary

Guarantees are legal, valid and binding agreements of the Trust, AltaGas LP #1 and each of the other Guarantors that is a party hereto and thereto, enforceable in accordance with their respective terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity;

(xx) the execution and delivery of this Agreement, the sale and delivery of the Medium Term Notes pursuant to this Agreement and the Principal Indenture and the performance or the consummation of the transactions contemplated in this Agreement, the Principal Indenture and the Subsidiary Guarantees do not and will not conflict with, or result in a breach or violation of any of, the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Trust, AltaGas LP #1 or any other Guarantor is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and the subsidiaries, taken as a whole, or the ability of the Trust, AltaGas LP #1 or any other Guarantor to perform its obligations contemplated by this Agreement, nor will such action conflict with or result in any violation of provisions of the resolutions, articles, by-laws or constating documents of any of the Trust, AltaGas LP #1 or any other Guarantor or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its respective properties which violation or the consequences thereof would, alone or in the aggregate, result in an adverse material change to the Trust and its subsidiaries, taken as a whole or the ability of the Trust, AltaGas LP #1 or any other Guarantor to perform its obligations contemplated by this Agreement;

(xxi) there are no legal or governmental actions, suits, proceedings, investigations or inquiries pending or, to the knowledge of the Trust and AltaGas LP #1, contemplated or threatened against or affecting the Trust or any of its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental or regulatory department, commission, board, bureau, agency or instrumentality, foreign or domestic, which materially adversely affect, or are reasonably likely to materially adversely affect, the business, operations or condition of the Trust or any of its subsidiaries taken as a whole or which materially adversely effect, or are reasonably likely to materially adversely affect the Distribution of the Medium Term Notes or the validity of any action taken or to be taken by the Trust, AltaGas LP #1 or any other Guarantor pursuant to or in connection with this Agreement;

(xxii) the records and minute books of the Trust and its subsidiaries which have been made available to the Dealers and Dealers' Counsel for review contain, in all material respects, complete and accurate minutes of all relevant meetings held since organization and original signed copies of all resolutions duly passed or confirmed;

(xxiii) the Trust is a "reporting issuer" or has equivalent status in each of the Selling Provinces within the meaning of applicable Securities Laws in such provinces;

(xxiv) except as disclosed in or contemplated by the Prospectus, since September 30, 2007, the Trust has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise), or entered into any transaction, which is or may be material to the Trust and its subsidiaries, taken as a whole, and is not in the ordinary course of business; and

(xxv) Computershare Trust Company of Canada at its principal office in the City of Calgary is the duly appointed trustee under the Principal Indenture.

(b) The Dealers agree that they will not disclose or permit disclosure by any of their agents or other representatives of any confidential information or fact relating to the Trust which has not been disclosed in the Public Record until such time as such information or fact is publicly disclosed by the Trust or required to be disclosed by law or court or regulatory body of competent jurisdiction.

(c) The Dealers agree that provided the Trust delivers commercial or other copies of the Prospectus, a Prospectus Amendment, a Prospectus Supplement or a Pricing Supplement to the Dealers in a timely manner, the Dealers will deliver such documents to the purchasers of Medium Term Notes in accordance with applicable Securities Laws.

**8. Closing**

The Trust will deliver, or cause to be delivered, to the Dealers, on a date to be mutually agreed upon (the "**Closing Date**"), the following documents:

(a) a certificate dated the Closing Date and signed by the Chairman and Chief Executive Officer and President and Chief Operating Officer of the General Partner, on behalf of the Trust and of AltaGas LP #1, or such other persons as may be agreed upon by the Dealers, acting reasonably, certifying (in their capacity as officers of the General Partner and not in their personal capacity) that except as may be disclosed in or contemplated by the Prospectus or any Prospectus Amendment:

(i) there has been no material change, financial or otherwise, to the Closing Date in the assets, liabilities (contingent or otherwise), capital, business or operations of the Trust on a consolidated basis since December 31, 2007;

(ii) no transaction of a nature material to the Trust on a consolidated basis has been entered into by the Trust or any of its subsidiaries since December 31, 2007;

(iii) the Trust on a consolidated basis has no material contingent liabilities;

(iv) the representations and warranties of the Trust and AltaGas LP #1 which are to be made hereunder, except for such representations and warranties that speak to a specific date other than the Closing Date, are true and correct as at the Closing Date with the same force and effect as if made on and as of the Closing Date; and

(v) each of the Trust and AltaGas LP #1 has complied with all covenants and satisfied all terms and conditions of this Agreement to be complied with and satisfied by it at or prior to the Closing Date;

(b) an opinion of the Trust's Counsel, in form acceptable to the Dealers' Counsel, acting reasonably;

(c) an opinion of the Trust's Québec counsel or other counsel as to compliance with the laws of Quebec relating to the use of the French language, in form acceptable to the Dealers and the Dealers' Counsel, acting reasonably; and

(d) letters from DBRS and S&P confirming the ratings on the Medium Term Notes.

**9. Indemnity and Contribution**

(a) Each of the Trust and AltaGas LP #1 (collectively, the "**Indemnifying Persons**") shall jointly and severally indemnify and save each Dealer, and each Dealer's shareholders, directors, officers, employees, agents and controlling persons (each an "**Indemnified Person**"), harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the Distribution or holding of the Medium Term Notes), costs, damages and expenses to which the Indemnified Person may be subject or which the Indemnified Person may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Prospectus, (other than any information or statement relating solely to the Dealers) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Dealers) contained in the Prospectus;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the Distribution of the Medium Term Notes imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subsection 9(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Dealers or their banking or selling group members, if any) relating to or materially affecting the trading or Distribution of the Medium Term Notes;

(v) any breach of, default under or non-compliance by the Trust or AltaGas LP #1 with any representation, warranty, term or condition of this Agreement;

(vi) the Trust not complying with any requirement under applicable Securities Laws in connection with the transactions contemplated herein; or

(vii) the direct sale by the Trust of any Medium Term Notes unless such liability, claim, demand, loss, cost, damage or expense is caused by the actions of the Indemnified Person.

The rights of indemnity contained in this subsection 9(a) shall not apply to a Dealer and its shareholders, directors, officers, employees, controlling persons and agents if the Trust has complied with the provisions of subsection 6(a) and the person asserting any claim contemplated by this subsection 9(a) was not provided with a copy of the Prospectus, any Prospectus Amendment or any Prospectus Supplement which corrects any information, misrepresentation or alleged misrepresentation, or omission or alleged omission, or alleged non-compliance with applicable Securities Laws which is the basis of such claim and which is required, under applicable Securities Laws or this Agreement, to be delivered to such person by such Dealer.

(b) Each Dealer shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other parties entitled to indemnity or contribution hereunder.

(c) If any claim contemplated by section 9 shall be asserted against any Indemnified Person such Indemnified Person shall notify the Indemnifying Persons as soon as possible of the nature of such claim and the Indemnifying Persons shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Persons and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Persons or the Indemnified Person without the prior written consent of the other,

such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by section 9, but fees and expenses of such counsel shall be at the expense of the Indemnified Person unless:

(i) the Indemnified Person has been advised in writing by counsel that there may be a conflict of interest in having the Indemnified Person represented by the same counsel as an Indemnifying Person or that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to an Indemnifying Person (in which case the Indemnifying Persons shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Persons shall not have taken the defence of such proceedings and employed counsel within fourteen days after notice to the Indemnifying Persons of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized in writing by the Indemnifying Persons in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Persons, provided that the Indemnifying Persons shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(d) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Indemnifying Persons on ground of policy or otherwise, each of the Indemnifying Persons and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(i) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Persons on the one hand, and by the party or parties seeking indemnity on the other hand, from the Distribution of the Medium Term Notes; or

(ii) if the allocation provided by paragraph 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(d)(i) above but also to reflect

> the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions, omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations;

provided that the Dealers shall not be liable in any event to contribute, in the aggregate, any amount in excess of the fees or any portion thereof actually received by them in connection with the Distribution of the Medium Term Notes. The relative benefits received by the Indemnifying Persons, on the one hand, and the Dealers, on the other hand, shall be deemed to be in the same proportion that the aggregate principal amount of the Medium Term Notes sold by the Dealers under the Prospectus (net of fees but before deducting expenses) bears to the fees received by the Dealers. In the case of liability arising out of the Prospectus, the relative fault of the Indemnifying Persons, on the one hand, and of the Dealers, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Indemnifying Persons or the Dealers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9.

The Indemnifying Persons agree that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs.

Except as otherwise provided expressly herein, the Indemnifying Persons waive all right of contribution by statute or common law which they may have against a Dealer in respect of losses, demands, claims, costs, damages, expenses or liabilities which it may sustain as a direct or indirect consequence of the Prospectus or any other document containing or being alleged to contain a misrepresentation, provided that such right against any Dealer is not waived in respect of losses, claims, demands, costs, damages, expenses or liabilities sustained as a direct or indirect consequence of there being a misrepresentation or omission in any information solely in respect of the Dealer furnished to the Trust by such Dealer or the Dealers' Counsel in writing specifically for use therein.

No party who has engaged in fraud, wilful default, material misrepresentation or material breach of the Agreement or applicable Securities Laws in respect to an offering of Medium Term Notes under this Agreement shall be entitled to claim indemnification or contribution from any person who has not engaged in such fraud, wilful default, material misrepresentation or material breach of the Agreement or applicable Securities Laws.

The rights to indemnification and contribution provided in this section 9 shall be in addition to and not in derogation from any other rights which the Dealers may have by statute or otherwise at law.

**10. Revocation by Purchasers**

If:

(a) a purchaser of Medium Term Notes from any of the Dealers exercises such purchaser's right to revoke its purchase pursuant to section 130 of the *Securities Act* (Alberta) or the comparable provisions of applicable Securities Laws; and

(b) the Dealer delivered the Pricing Supplement to the purchaser:

(i) by the end of the second business day following the Trade Day (as defined in the operating procedures set forth in Schedule B hereto); or

(ii) by the end of the business day following the day on which the Trust delivered the Pricing Supplement to the Dealer if the Trust did not deliver the Pricing Supplement to the Dealers by the end of the first business day following the Trade Day,

then the transaction for the Medium Term Notes between the Trust and the Dealer (including any payments made on account of the purchase price or commission in respect of the Medium Term Notes) shall be rescinded.

**11. Operating Procedures, Due Diligence and Termination**

(a) The Trust and the Dealers shall follow the operating procedures set forth in Schedule B hereto in respect of settlement matters and the timing of payment of commissions in connection with the sale of Medium Term Notes by or through the Dealers or in such other manner as the Trust and the Dealers shall agree.

(b) The Trust and AltaGas LP #1 shall allow the Dealers to carry out the due diligence which the Dealers may reasonably require in order to fulfill the Dealers' obligations as registrants and to enable the Dealers to responsibly execute the certificate in the Prospectus, a Prospectus Supplement or a Pricing Supplement required to be executed by the Dealers and as contemplated by Schedule D hereto. The Trust shall promptly give the Dealers reasonable notice of the meetings contemplated by Schedule D. Such reasonable due diligence may include providing the Dealers and Dealer's Counsel the opportunity to conduct verbal and documentary due diligence immediately prior to the sale of any Medium Term Notes and periodically upon the issuance of the Trust's quarterly and annual financial statements.

(c) The Trust shall promptly notify the Dealers if it becomes aware of a change or proposed change in any credit rating applicable to the Medium Term Notes.

(d) If any Dealer is not satisfied, acting reasonably, with the content of a Prospectus Amendment, including, as applicable, the documents and information incorporated therein by reference, required to be filed by the Trust in connection with the Distribution of the Medium Term Notes or if any Dealer gives notice to the Trust that, in that Dealer's judgment, acting reasonably, a Prospectus Amendment is required under applicable Securities Laws to be filed by the Trust and the Trust is not prepared to file such Prospectus Amendment or if the Trust determines in its sole discretion that it does not wish to continue the agency arrangement specified herein (in respect of one or more of the Dealers), the Trust or that Dealer, as applicable, shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice to that effect, in which event there shall be no liability on the part of that Dealer to the Trust and AltaGas LP #1 or of the Trust and AltaGas LP #1 to that Dealer or Dealers, except in respect of liability, if any, which may arise on the part of the Trust and AltaGas LP #1 under the provisions of sections 9 and 14 hereof with respect to any prior issuance of Medium Term Notes. Upon such termination, the Trust and the remaining Dealers shall promptly file:

(i) if appropriate, a Prospectus Amendment indicating that the Dealer has ceased to be a Dealer under the Prospectus and containing a new prospectus certificate page signed by the remaining Dealers; and

(ii) any other documents as may be required under applicable Securities Laws.

(e) With respect to each tranche of Medium Term Notes, the Trust shall appoint one of the Dealers to act as lead co-ordinator to co-ordinate the Dealers and to execute such certificates and receipts as may be required or determined necessary by the Trust's Counsel in connection with such tranche.

**12. Several Obligations**

The Trust agrees that the obligations of the Dealers hereunder are several and not joint or joint and several.

**13. Notices**

Any notice or other communication to be given hereunder shall, in the case of notice to the Trust or AltaGas LP #1, be addressed to the Executive Vice President, Chief Operating Officer and Chief Financial Officer of the General Partner, for and on behalf of the Trust or AltaGas LP #1, as the case may be, at the Trust's address on page 1 hereof (facsimile no. 403-691-7508) and, in the case of notice to the Dealers, be addressed as follows:

RBC Dominion Securities Inc.
200 Bay Street
Royal Bank Plaza
2nd Floor, North Tower
Toronto, Ontario M5J 2W7
Attention: Tushar Kittur
Telecopier: (416) 842-6474

Scotia Capital Inc.
6800, 40 King Street West
Toronto, Ontario M5W 2X6
Attention: Murray W. Neal
Telecopier: (416) 863-7527

BMO Nesbitt Burns Inc.
100 King Street West
3rd Floor Podium
Toronto, Ontario M5X 1H3
Attention: David Pennington
Telecopier: (416) 359-1636

CIBC World Markets Inc.
Bankers Hall East Tower
855 - 2nd Street S.W.
Calgary, Alberta T2P 2P2
Attention: Timothy W. Watson
Telecopier: (403) 265-0543

HSBC Securities (Canada) Inc.
70 York Street, 4th Floor
Toronto, Ontario M5J 1S9
Attention: Laura McElwain
Telecopier: (416) 369-9498

National Bank Financial Inc.
Suite 2802
450 – 1st Street S.W.
Calgary, Alberta T2P 5H1
Attention: Iain Watson
Telecopier: (403) 265-0543

TD Securities Inc.
Home Oil Tower
324 – 8th Avenue SW, Suite 800
Calgary, Alberta T2P 2Z2
Attention: Alec W.G. Clark

Telecopier: (403) 292-2776

with a copy to:

Blake, Cassels & Graydon LLP
3500, 855 - 2[nd] Street S.W.
Calgary, Alberta
T2P 4J8
Attention: Pat Finnerty
Telecopier: (403) 260-9700

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by telecopy, and shall be deemed to be given at the time telecopied or delivered, if telecopied or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next following business day (in Calgary). Any party may change its contact information or address for notice by notice to the other parties hereto given in the manner herein provided.

## 14. Fees and Expenses

Whether or not any offering of Medium Term Notes is completed, the costs and expenses of or incidental to the offering and issue of the Medium Term Notes including, without limitation, the reasonable fees and expenses of Dealers' Counsel and the Trust's auditors, the costs of printing and delivering the definitive Medium Term Notes, the cost of printing and translating the Prospectus, any Prospectus Amendments, any Prospectus Supplement or any Pricing Supplement, the expenses of qualifying the issue and distributing the Medium Term Notes under applicable Securities Laws, all reasonable out of pocket expenses of the Dealers and all reasonable marketing, advertising and promotional expenses (other than the costs of tombstones), including the costs of any roadshows, confidential marketing memoranda, presentation materials and the Dealer's transportation costs related to the offering of Medium Term Notes shall be paid by the Trust.

## 15. Miscellaneous

(a) Unless terminated earlier pursuant to the provisions of subsection 11(d), the term of the Dealers' obligations under this Agreement shall expire on the earlier of: (i) the date which is 25 months from the date of the Prospectus; or (ii) the date on which the Trust files a new short form prospectus to replace or supersede the Prospectus for the purposes of the Trust's medium term note program.

(b) The representations, warranties, consents, indemnities and agreements herein contained shall survive the sale by the Dealers of the Medium Term Notes and the Dealers shall be entitled to rely upon the representations and warranties of the Trust and AltaGas LP #1 contained herein or delivered pursuant hereto notwithstanding any investigation which the Dealers may undertake or which may be taken on the Dealers' behalf.

(c) It shall be a condition of the issue and sale of Medium Term Notes hereunder that the terms and conditions of the Principal Indenture shall be complied with at the time of each issue and sale of Medium Term Notes.

(d) This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the courts of that province shall have exclusive jurisdiction over any dispute hereunder.

(e) This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument. A signed counterpart by way of telecopier shall be as binding upon the parties as an originally signed counterpart.

(f) If any provision of this Agreement is deemed to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void, voidable or unenforceable provision shall be severable from this Agreement.

(g) This Agreement shall be binding upon and enure to the benefit of the parties and their respective successors.

(h) The Schedules attached to this Agreement are incorporated by reference in and form a part of this Agreement.

(i) No waiver, modification or amendment of any term of this Agreement shall be effective unless executed in writing.

(j) The division of this Agreement into recitals, sections and schedules, and the provision of headings for all or any thereof, is for the convenience of reference only and will not affect the meaning of this Agreement.

(k) The terms "herein", "hereto", "hereof", "hereunder", "hereby" and similar terms mean and refer to this Agreement and not, unless a particular provision is expressly stipulated, to any particular provision and the terms "section", "subsection", "clause" and "Schedule" followed by a letter, number or character or combination thereof mean and refer to the specified section, subsection or clause of, or schedule to, this Agreement. Reference to the "parties" herein will mean the parties to this Agreement, unless otherwise stated or the context otherwise requires.

(l) Any references to legislation or a statute in this Agreement includes, unless otherwise indicated, rules and regulations passed or in force pursuant thereto and any amendments thereto or to such rules or regulations from time to time, and any legislation or regulations substantially replacing the same.

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into and if such terms are agreed to by you, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding Agreement between the Trust, AltaGas LP #1 and the Dealers.

Yours very truly,

**RBC DOMINION SECURITIES INC.**

By: *"Tushar Kittur"*

**SCOTIA CAPITAL INC.**

By: *"Murray W. Neal"*

**BMO NESBITT BURNS INC.**

By: *"David Pennington"*

**CIBC WORLD MARKETS INC.**

By: *"Timothy W. Watson"*

**HSBC SECURITIES (CANADA) INC.**

By: *"Laura McElwain"*

**NATIONAL BANK FINANCIAL INC.**

By: *"Iain Watson"*

**TD SECURITIES INC.**

By: *"Alec W. G. Clark"*

The foregoing accurately reflects the terms of the transaction we are to enter into and such terms are hereby agreed to by the Trust and AltaGas LP #1 as evidenced by the signatures of the duly authorized officers of their agent on their behalf.

DATED April 3, 2008.

**ALTAGAS INCOME TRUST**
**by its agent, AltaGas General Partner Inc.**

By: *"Richard M. Alexander"*

By: *"Deborah S. Stein"*

**ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**
**by its agent, AltaGas General Partner Inc.**

By: *"Richard M. Alexander"*

By: *"Deborah S. Stein"*

## SCHEDULE A

### Commission Rates

The following are the commission rates that shall apply to any sale of Medium Term Notes by a Dealer unless the Trust and the Dealer otherwise agree:

| Term of Medium Term Notes | Commission Rate | |
|---|---|---|
| | Agency | Underwritten |
| ≥ 1 year and < 2 years | 0.150% | 0.200% |
| ≥ 2 years and < 3 years | 0.200% | 0.250% |
| ≥ 3 years and < 4 years | 0.250% | 0.375% |
| ≥ 4 years and < 5 years | 0.300% | 0.500% |
| ≥ 5 years and < 6 years | 0.350% | 0.625% |
| ≥ 6 years and < 7 years | 0.350% | 0.650% |
| ≥ 7 years and < 8 years | 0.370% | 0.650% |
| ≥ 8 years and < 10 years | 0.400% | 0.700% |
| ≥ 10 years and < 11 years | 0.400% | 0.750% |
| ≥ 11 years and < 16 years | 0.450% | 0.800% |
| ≥ 16 years and < 35 years | 0.500% | 0.900% |
| ≥ 35 years | negotiated | negotiated |

## SCHEDULE B

## Operating Procedures

The following outlines the procedures by which the Trust intends from time to time to sell the Medium Term Notes through the Dealers acting as agents of the Trust or as principals for resale pursuant to the agreement (the "**Agreement**") dated April 3, 2008 made between the Trust, AltaGas LP #1 and the Dealers. All operating procedures shall be carried out in accordance with NI 44-102. Capitalized terms used herein have the meanings ascribed thereto in the Agreement, unless otherwise defined herein.

### A. General

1. At any time the Trust may establish, in consultation with the Dealers or any of them, an appropriate pricing and distribution structure for the Medium Term Notes to be sold by the Dealers pursuant to the Agreement and the Trust's requirement for funds (including the term or terms, currency or currencies required and other terms and conditions (collectively, the "**Other Terms and Conditions**") of the Medium Term Notes as permitted by the Prospectus) to be raised by sale of the Medium Term Notes. At the Trust's sole discretion, the pricing and distribution structure and requirement for funds so established will be based upon market conditions and the Trust's current and prospective requirements.

2. The pricing and distribution structure, the Other Terms and Conditions and requirement for funds so established will prevail for each Dealer for a time to be determined and will not be adjusted unless the Trust, in its sole and absolute discretion, determines that an adjustment is desirable and notifies each Dealer of the adjustment. The Trust may consult with the Dealers or any of them concerning the desirability of an adjustment in the pricing and distribution structure, the Other Terms and Conditions or in the requirement for funds. Also, a Dealer will advise the Trust at any time during any business day if the Dealer feels an immediate adjustment in the Trust's pricing and distribution structure, the Other Terms and Conditions or requirement for funds is desirable.

3. Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at the prevailing pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Trust's prevailing requirement for funds, the Dealer will telephone or otherwise contact the Trust to determine whether the Trust in fact still requires funds and, if it does, the Trust will confirm by telephone or otherwise that the Dealer may accept the offer as agent on behalf of the Trust or may acquire the Medium Term Notes as principal on terms then mutually agreed upon by the Dealer and the Trust for resale by the Dealer (in either case, with commissions as described in <u>Schedule A</u> to the Agreement or as may mutually be agreed upon by the Dealer and the Trust).

4. Whenever a Dealer obtains a firm offer to purchase a Medium Term Note at other than the prevailing pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Trust's prevailing requirements for

funds, the Dealer will inform the Trust of that offer and will discuss with the Trust the advisability of accepting that offer.

5. Unless otherwise agreed to by the Dealer and the Trust, all orders accepted by the Trust on a particular day (the "**Trade Day**") will be settled on the third business day (in Calgary and in the principal financial centre of the relevant currency, if other than Canadian dollars) following the Trade Day (the "**Settlement Day**").

6. Any Medium Term Note (a "**Book-Entry Only Note**") is to be issued in accordance with Part B below entitled "Book-Entry Only Notes", unless the issuance of Medium Term Notes in certificated form ("**Certificated Notes**") is, subject to the provisions of the Principal Indenture, agreed to in advance by the Trust and the Dealers and so indicated in the applicable Pricing Supplement. Settlement procedures with respect to Book-Entry Only Notes shall be as set forth in such Part B of these operating procedures. Settlement procedures with respect to Certificated Notes shall be as set forth in Part C of these operating procedures.

7. The Trust will make all necessary filings of Pricing Supplements and other documents required to be filed with the relevant Securities Commission in each Selling Jurisdiction in which Notes have been offered for sale pursuant to the Pricing Supplement within seven days after the end of the month in which the Pricing Supplement was first used and will remit all fees payable to such regulatory authorities.

**B. Book-Entry Only Notes**

1. Each Book-Entry Only Note will be registered in the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc. or such other depositary designated in the pricing supplement, or its nominee (the "**Depositary**"), on the debt securities register maintained under the Principal Indenture. The beneficial owner of an interest in a Book-Entry Only Note (each, a "**Book-Entry Interest**") will designate one or more participants in the Depositary to act as agent or agents for such owner in connection with the book-entry system maintained by the Depositary, and the Depositary will record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the account of such participants. The Book-Entry Interest will be recorded through the records of such participants or through the separate records of such participants and one or more indirect participants in the Depositary.

2. The receipt of immediately available funds by the Trust in payment for the Book-Entry Interest and the issuance of the Book-Entry Only Note representing such Book-Entry Interests shall constitute "Settlement".

3. Settlement procedures with regard to each Book-Entry Only Note sold by a Dealer shall be as set forth below:

   (a) The Dealer will verbally advise the Trust of the following information (except the information referred to in (ix) if not available) immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Trust or acting as principal and all of the following information (the "**Settlement**

**Information**") shall be confirmed in writing pursuant to the timetable for Settlement set forth below:

(i) principal amount and currency or currencies of the Book-Entry Interest;

(ii) in the case of a Book-Entry Only Note with a fixed interest rate, the interest rate and interest payment dates, or in the case of a Book-Entry Only Note with a variable interest rate, the initial interest rate, the interest reset period, the interest reset dates, the interest payment period, the interest payment dates, the reference bankers' acceptance maturity, if applicable, the interest rate base, the interest rate spread or spread multiplier, if any, and, if applicable, the minimum interest rate and maximum interest rate;

(iii) Settlement Date;

(iv) maturity date or redemption date (if applicable);

(v) price;

(vi) net proceeds;

(vii) spread vs. comparable benchmark;

(viii) Trade Day;

(ix) FINS Number(s) (the Depositary Participant Number(s) of the participant(s) through which the customer will hold the Book-Entry Interest);

(x) Dealer's commission;

(xi) Selling Province or other Jurisdiction of sale; and

(xii) any other terms of the Notes as permitted by the Principal Indenture.

(b) After receiving the Settlement Information from the Dealer, the Trust will complete and deliver to the Dealer a Pricing Supplement relating to the Book-Entry Only Note to be sold in accordance with such Settlement Information. The Pricing Supplement shall state the CUSIP number for the Book-Entry Only Note and shall include a summary of any downward change in the rating or rating outlook (except in circumstances where the rating assignment is concurrently revised upward) assigned to the Medium Term Notes by any nationally recognized ratings agency or any announcement of any surveillance or review (with possible negative or uncertain implications) by any such agency. The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers, if a Dealer for the purpose of such issue: RBC Dominion Securities Inc., Tushar Kittur; Scotia Capital Inc., Murray W. Neal;

BMO Nesbitt Burns Inc., David Pennington; CIBC World Markets Inc., Timothy W. Watson; HSBC Securities (Canada) Inc., Laura McElwain; National Bank Financial Inc., Iain Watson; and TD Securities Inc, Alec W.G. Clark. The Dealer will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser of each Book-Entry Interest by the end of the second business day following the Trade Day, provided that the Trust has delivered the applicable Pricing Supplement to the Dealer.

(c) The Trust will assign a CUSIP number to the Book-Entry Only Note representing such Book-Entry Interest and will forward copies of the Pricing Supplement(s) to the Depositary via telecopy or other form of electronic transmission and request activation of the CUSIP number.

(d) After receiving all of the Settlement Information from the Dealers participating in the sale of the Book-Entry Only Note, the Trust will communicate to the Depositary and to Computershare Trust Company of Canada or any other trustee duly appointed under the Principal Indenture (the "**Trustee**") and to the issuing agent if other than the Trustee all of the Settlement Information, by facsimile or other electronic means.

(e) The Trust will prepare and execute a Book-Entry Only Note in the form appended to the Principal Indenture with such changes as may be agreed between the Trust and the Trustee.

(f) The Trustee or issuing agent, as applicable, will confirm the Book-Entry Only Note and will make such Book-Entry Only Note available to the Depositary in Calgary one business day prior to the Settlement Date.

(g) The Depositary will credit such Book-Entry Interest to the appropriate participant account(s) maintained by the Depositary.

(h) Each Dealer shall deliver by electronic funds transfer (or in such other manner reasonably acceptable to the Trust) the amount in respect of such Book-Entry Interest to an account designated by the Trust with a reference or trading number. In the event such amount has not been received in the designated account of the Trust by 9:30 a.m. (Calgary time) on the Settlement Date, the transactions shall not settle until the next business day in Calgary, and if the failure of the funds to be received is due to a failure of the Dealer to use commercially reasonable efforts to provide such funds, the Trust shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Medium Term Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(i) On the Settlement Date, the Trust will deliver to each Dealer's bank account, by electronic funds transfer in accordance with CPA Rules (or in such other manner

reasonably acceptable to the Dealer, including by way of a deduction of the commissions from the amount advanced by the Dealer under paragraph (h) above, and permitted by the CPA Rules), the appropriate commissions as agreed.

(j) The Dealer will confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Trust (or as provided above, by a Dealer on behalf of the Trust), Settlement Procedures (a) through (i) shall occur no later than the respective times listed below:

| Settlement Procedure | Time |
|---|---|
| (a) | 9:00 a.m. (Calgary time) on the business day following the Trade Day |
| (b)-(c)-(d)-(e) | 11:00 a.m. (Calgary time) on the second business day following the Trade Day |
| (f) | 1:00 p.m. (Calgary time) on the second business day following the Trade Day |
| (g)-(h)-(i) | 9:30 a.m. (Calgary time) on the Settlement Date |

**4.** If Settlement of a Book-Entry Only Note is rescheduled or cancelled, the Trust will deliver to the Depositary and the Trustee a cancellation message to such effect by no later than 10:00 a.m. (Calgary time) on the business day immediately preceding the scheduled Settlement Date. If a Book-Entry Only Note is cancelled, the Trustee will mark such Book-Entry Only Note "void and cancelled", and make appropriate entries in its records. The CUSIP number assigned to such Book-Entry Only Note shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not reassigned.

**C. Certificated Notes**

**1.** The receipt of immediately available funds by the Trust in payment for Certificated Notes and the authentication and issuance of the Certificated Notes shall constitute "Settlement".

**2.** Settlement procedures with regard to each Certificated Notes sold by a Dealer shall be as follows:

(a) The Dealer will orally advise the Trust of the following information (except the information referred to in (vi) if not available) immediately following the acceptance of any offer by the Dealers acting as agent on behalf of the Trust or acting as principal and all of the following information (the "**Settlement Information**") shall be confirmed in writing by 11:00 a.m. (Calgary time) on the business day following the Trade Day:

(i) principal amount and currency or currencies of the Certificated Note;

(ii) exact name in which the Certificated Note is to be registered (the "**Registered Owner**");

(iii) exact address of the Registered Owner and address for payment of principal and interest;

(iv) splits;

(v) delivery location;

(vi) taxpayer identification number of the Registered Owner; and

(vii) the information specified in paragraphs B.3(a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (x), (xi) and (xii) above (which information along with the information specified in paragraph C.2(a)(i) to (iv) above shall be deemed to be collectively the "**Settlement Information**" for all purposes in regard to the Certificated Notes).

(b) After receiving the Settlement Information from the Dealers, the Trust will complete and deliver to the Dealer a Pricing Supplement relating to the Certificated Notes to be sold in accordance with such Settlement Information.

The Pricing Supplement will be faxed or electronically delivered to the following contact at each of the Dealers if such a Dealer is a Dealer for the purpose of such issue: RBC Dominion Securities Inc., Tushar Kittur; Scotia Capital Inc., Murray W. Neal; BMO Nesbitt Burns Inc., David Pennington; CIBC World Markets Inc., Timothy W. Watson; HSBC Securities (Canada) Inc., Laura McElwain; National Bank Financial Inc., Iain Watson; and TD Securities Inc, Alec W.G. Clark. The Dealer will deliver the Prospectus, the Prospectus Supplement and any Prospectus Amendment (including the Pricing Supplement) to the Purchaser by the end of the second business day following the Trade Day, provided that the Trust has delivered the applicable Pricing Supplement to the Dealer.

(c) After receiving all of the Settlement Information from the relevant Dealer, the Trust will communicate the Settlement Information to the Trustee and to the issuing agent if other than the Trustee, by 10:00 a.m. (Calgary time) on the second business day following the Trade Day.

(d) The Trustee or issuing agent, as applicable, will complete and distribute a pre-printed 4-ply Certificated Note packet (or a Certificated Note and three photocopies thereof) as follows:

(i) the original Certificated Note (which in the case of the registered Certificated Notes will be registered in the name of the Registered Owner) to the Dealer;

(ii) copy 1 to the Trustee;

(iii) copy 2 to the Dealer; and

(iv) copy 3 to the Trust.

(e) No later than 8:00 a.m. (Calgary time) on the Settlement Date or such time on such other date as may be agreed to by the Trust and the Dealer or Dealers in question to be the Settlement Date for the purpose of a specific issuance of a Certificated Note, the Trustee or issuing agent, as applicable, will make the Certificated Note available at its principal office in Calgary or such other place or places (if any) which the Trust may, with the approval of the Trustee, designate subject to the provisions of the Indenture, against payment by electronic funds transfer. The Dealer will arrange to settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date. If the Dealer does not settle the transaction prior to 10:00 a.m. (Calgary time) on the Settlement Date the transaction shall not settle until the next business day in Calgary and the Trust shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Certificated Note, for the period from but not including the Settlement Date to and including the date the transaction settles.

**3.** For each Certificated Note the Dealer will provide, the exact address of the Registered Owner and address for payment of interest.

**4.** On the Settlement Date the Trust will deliver to each Dealer's bank account, by electronic funds transfer, the appropriate commissions as agreed.

These operating procedures will be in effect until such time as the Trust and the Dealers shall agree that revisions to the procedures are desirable.

# SCHEDULE C

## Underwriting Addendum

**[Date]**

AltaGas Income Trust
AltaGas Holding Limited Partnership No. 1
c/o their agent, AltaGas General Partner Inc.
1700, 355-4th Avenue S.W.
Calgary, Alberta T2P 0J1

Attention: President and Chief Operating Officer

Dear Sirs:

**1. Dealer Agreement**

We refer to the dealer agreement dated April 3, 2008 (the "**Dealer Agreement**") among AltaGas Income Trust (the "**Trust**"), AltaGas Holding Limited Partnership No. 1 and the undersigned (the "**Underwriters**") and **[name any other parties to the Dealer Agreement that are not Underwriters]**. Terms which are defined in the Dealer Agreement and its applicable schedules have the same meaning herein.

**2. Offered Securities**

The Underwriters understand that the Trust proposes to issue $• principal amount of Medium Term Notes (the "**Offered Notes**") having the following attributes:

| | |
|---|---|
| Issue Date: | • |
| Maturity Date: | • |
| Interest Rate: | •% per annum |
| Interest Payment Dates: | • and • |
| Initial Interest Payment Date: | • |
| Redemption Provisions: | • |
| Other: | As described in the Prospectus and Terms Schedule, if any, attached hereto |

**3. Agreement to Purchase**

Subject to the terms and conditions of the Dealer Agreement, as supplemented or modified by the terms and conditions hereof, the Underwriters hereby offer to purchase from the Trust, and by its acceptance hereof the Trust agrees to sell to the Underwriters, at **[specify date**

**and time]** (the "**Closing Time**"), all but not less than all of the Offered Notes at a purchase price (the "**Purchase Price**") equal to •% of the principal amount thereof **[plus accrued interest, if any, from •, • to the date of delivery of the Offered Notes]**.

**4. Purchased Percentages**

The percentage of the principal amount of the Offered Notes which each of the Underwriters shall be severally obligated to purchase is as follows:

| | |
|---|---|
| [• | • % |
| • | • % |
| • | • % |
| • | • % |
| • | • % |
| • | • %] |
| | 100% |

If, with respect to any particular sale of Medium Term Notes, two or more of the Underwriters agree to purchase the Medium Term Notes as principals, the obligations of such Underwriters to purchase the Medium Term Notes shall be several and not joint in that:

(a) each Underwriter shall be obligated to purchase and pay for only the percentage of the Notes that the Underwriter has agreed to purchase; and

(b) if one or more of the Underwriters shall fail or refuse to purchase its applicable percentage of the Medium Term Notes, each of the other relevant Underwriters shall be relieved, without liability, of its obligation to purchase its respective percentage of the Medium Term Notes on submission to the Trust of reasonable evidence of its ability and willingness to fulfill its obligation,

provided that those of the remaining Underwriters who shall be willing and able to purchase their respective percentage of the Medium Term Notes shall have the right, but not the obligation, to purchase the Medium Term Notes not taken up, on a pro rata basis or as they may otherwise agree. Nothing in this section shall oblige the Trust to sell to any or all of the Underwriters who have so agreed to purchase Medium Term Notes as principal less than all of the Medium Term Notes which the Trust has agreed to sell or shall relieve from liability to the Trust any of the Underwriters who shall default in its obligation to purchase its respective percentage of the Medium Term Notes.

**5. Underwriters' Fee**

In consideration of the agreement of the Underwriters to purchase the Offered Notes and the services rendered and to be rendered by the Underwriters in connection herewith, the Trust agrees to pay the Underwriters at the Closing Time an aggregate fee (the "**Underwriting Fee**") of •% of the principal amount of the Offered Notes. For greater certainty, the services rendered

by the Underwriters shall not be subject to any Goods and Services Tax provided for in the *Excise Tax Act* (Canada) because any taxable supplies provided shall be incidental to the exempt financial services provided.

**6. Termination by Underwriters**

In addition to any other remedies which may be available to the Underwriters, an Underwriter shall be entitled, at its option, to terminate and cancel its obligations to purchase Medium Term Notes as principal, without any liability on its part, immediately upon written notice to the Trust at any time prior to the completion of such purchase, if after such Underwriter has agreed to purchase Medium Term Notes as principal:

(a) any order to cease or suspend trading in any securities of the Trust, or prohibiting or restricting the Distribution of the Medium Term Notes, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust is announced, commenced or threatened by any Securities Commission, the Exchange or by any other competent authority if, in the reasonable opinion of the Underwriter, the announcement, commencement or threatening thereof materially adversely affects or may materially adversely affect the trading or Distribution of the Medium Term Notes;

(c) there shall have occurred any material adverse change in the business, operations, capital or condition (financial or otherwise) of the Trust and its subsidiaries, taken as a whole, or its properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) which, the Underwriter determines, in its sole discretion acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Medium Term Notes;

(d) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe, of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust and its subsidiaries, taken as a whole, such that it would not be practical (in the sole opinion of the Underwriter) to market the Medium Term Notes;

(e) there should have occurred and be continuing an Event of Default (as defined in Principal Indenture) or any event which with the giving of notice, the lapse of time or the happening of any further condition, event or act would be an Event of Default (as defined in the Principal Indenture);

(f) the rating assigned by any nationally recognized securities rating agency to the unsecured debt securities of the Trust (which includes the Medium Term Notes) as of the Trade Date (as defined in Schedule B to the Dealer Agreement) shall have been lowered or the rating outlook for such securities is revised downward (in circumstances where the rating assigned is not concurrently revised upward) since that date or if any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative or uncertain implications, its rating of any debt securities of the Trust; or

(g) there should occur any changes to the Tax Act or the regulations thereunder or any other legislation having an effect on the status of the Trust for taxation purposes, or there should occur any changes to the circumstances of the Trust, in either case, which could reasonably be expected to have a material adverse effect on the Trust and its subsidiaries, taken as a whole, or which would have an adverse effect on holders of Medium Term Notes or on the treatment of payments of principal or interest thereunder.

In the event of a termination by a Underwriter pursuant to this section 6, there shall be no further liability on the part of such Underwriter or of the Trust and AltaGas Holding Limited Partnership No. 1 to such Underwriter except in respect of the obligations of the Trust and AltaGas Holding Limited Partnership No. 1 under sections 9 and 14 of the Dealer Agreement.

**7. Restricted Period**

The Trust agrees that it will not, prior to 30 days following the Closing Time, issue, agree to issue or publicly announce an intent to issue, any securities without the prior express written consent of the Underwriters, such consent not to be unreasonably withheld.

**8. Operating Procedures**

For greater certainty, the Trust and the Underwriters shall follow the operating procedures described in Schedule B to the Dealer Agreement applicable to Book-Entry-Only Securities.

**9. Interpretation**

In the event of any inconsistency between this Underwriting Addendum and the Dealer Agreement, this Underwriting Addendum shall govern.

This offer and the agreement resulting from the acceptance by the Trust and AltaGas Holding Limited Partnership No. 1 of this offer may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same agreement.

If the foregoing is acceptable to the Trust and AltaGas Holding Limited Partnership No. 1, please signify such acceptance on the duplicates of this letter and return such duplicates to RBC Dominion Securities Inc., which accepted offer, with the Dealer Agreement, shall constitute the contract for the purchase by the Underwriters and the sale by the Trust of the Offered Notes.

Yours truly,

**RBC DOMINION SECURITIES INC.**

By:______________________________

**SCOTIA CAPITAL INC.**

By:______________________________

**BMO NESBITT BURNS INC.**

By:______________________________

**CIBC WORLD MARKETS INC.**

By:______________________________

**HSBC SECURITIES (CANADA) INC.**

By:______________________________

**NATIONAL BANK FINANCIAL INC.**

By:______________________________

**TD SECURITIES INC.**

By:______________________________

ACCEPTED THIS ____ DAY OF ________, 200__.

| | |
|---|---|
| **ALTAGAS INCOME TRUST**<br>**by its agent, AltaGas General Partner Inc.** | **ALTAGAS HOLDING LIMITED PARTNERSHIP NO. 1**<br>**by its agent, AltaGas General Partner Inc.** |
| By: ______________________________ | By: ______________________________ |
| By: ______________________________ | By: ______________________________ |

## SCHEDULE D

### Due Diligence Review Process
### For the Medium Term Note Program

Review with Senior Management

At such time and from time to time as the Trust proposes to file a Prospectus Amendment or a Prospectus Supplement or upon filing of the Trust's annual information form or quarterly management's discussion and analysis, representatives of the Dealers may meet with one or more members of the senior management of AltaGas or the General Partner to conduct a due diligence session with respect to the affairs of the Trust.

Credit Ratings

The Trust shall promptly notify the Dealers if it becomes aware of a change or proposed change in a credit rating of or outlook for the Medium Term Notes.

Blakes



Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8 Canada
Tel: 403-260-9600 Fax: 403-260-9700

Reference: 65007/129

April 3, 2008

BY SEDAR

The Securities Commissions or equivalents
thereof in each of the provinces of Canada

Dear Sirs/ Mesdames:

Re: AltaGas Income Trust
Shelf Prospectus Supplement dated April 3, 2008

---

We refer to the prospectus supplement dated April 3, 2008 (the "**Prospectus Supplement**") of AltaGas Income Trust (the "**Trust**") in connection with the offering of up to $500,000,000 of medium term notes of the Trust under a base shelf prospectus dated August 8, 2007 (together with the Prospectus Supplement, the "**Prospectus**").

We hereby consent to the references to our firm name in the Prospectus Supplement and to our opinion under the heading "Eligibility for Investment", which opinion is provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addressees set forth above in connection with the Prospectus Supplement and is not to be relied upon by any other party or for any other purpose.

Yours truly,

*"Blake, Cassels & Graydon LLP"*

30827521.1

SEC File # 82-34911


**STIKEMAN ELLIOTT**

Stikeman Elliott LLP Barristers & Solicitors

4300 Bankers Hall West, 888-3rd Street S.W., Calgary, Canada T2P 5C5
Tel: (403) 266-9000 Fax: (403) 266-9034 www.stikeman.com


**BY SEDAR**

April 3, 2008

The Securities Commissions or equivalents
thereof in each of the provinces of Canada

**CONSENT**

Dear Sirs/Mesdames:

**Re: AltaGas Income Trust**
**Shelf Prospectus Supplement dated April 3, 2008**

We refer to the shelf prospectus supplement dated April 3, 2008 (the "**Prospectus Supplement**") of AltaGas Income Trust (the "**Trust**") in connection with the offering of up to $500,000,000 of medium term notes of the Trust (the "**Notes**") under a base shelf prospectus dated August 8, 2007 (together with the Prospectus Supplement, the "**Prospectus**").

We hereby consent to the references to our firm name in the Prospectus Supplement, and to our opinion set out under the heading "Eligibility for Investment", which opinion is provided as of the date of the Prospectus Supplement.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we provided in connection with such opinion.

This letter is solely for the information of the addressee set forth above in connection with the Prospectus Supplement and is not to be relied upon by any other party or for any other purpose.

Yours truly,

*"Stikeman Elliott LLP"*


CALGARY
VANCOUVER
TORONTO
MONTREAL
OTTAWA
NEW YORK
LONDON
HONG KONG
SYDNEY

KPMG

**KPMG LLP**
**Chartered Accountants**
2700 205 - 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
Internet www.kpmg.ca

To the Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

**AltaGas Income Trust ("Trust")**

We refer to the prospectus supplement dated April 3, 2008 to the short form base shelf prospectus of AltaGas Income Trust dated August 8, 2007 relating to the sale and issue of medium term notes of the Trust.

We consent to the use, through the incorporation by reference in the short form base shelf prospectus of the business acquisition report of the Trust dated March 3, 2008, of our report dated February 5, 2008 to the board of directors of Taylor Gas Liquids Ltd. as general partner of Taylor NGL Limited Partnership on the following financial statements:

Consolidated balance sheets as at December 31, 2007 and 2006;

Consolidated statements of income (loss) and comprehensive income (loss) and deficit and cash flows for the years then ended.

We report that we have read the short form base shelf prospectus dated August 8, 2007 and the prospectus supplement dated April 3, 2008 and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

KPMG LLP

Chartered Accountants

Calgary, Canada
April 3, 2008

SEC File # 82-34911

ERNST & YOUNG

Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
1000, 440 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Phone: 403 290-4100
Fax: 403 290-4265

April 3, 2008

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers, Québec
Nova Scotia Securities Commission
Securities office, Office of the Attorney General, Prince Edward Island
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Nunavut
Registrar of Securities, Yukon
Registrar of Securities, Northwest Territories



Dear Sirs/Mesdames:

**Re: AltaGas Income Trust (the "Trust")**

We refer to the short form base shelf prospectus of the Trust dated August 8, 2007, as supplemented by the prospectus supplement dated April 3, 2008, relating to the offering of up to $500,000,000 of Medium Term Note Debentures (collectively the "Prospectus").

We consent to the use, through incorporation by reference in the above mentioned Prospectus, of our report dated February 26, 2008 to the Unitholders of the Trust, on the following financial statements (the "Financial Statements"):

Consolidated balance sheets as at December 31, 2007 and 2006; and

Consolidated statements of income and accumulated earnings, comprehensive income and accumulated other comprehensive income and cash flows for the years ended December 31, 2007 and 2006.

We also consent to the reference to our firm under the caption "Interests of Experts" in the Annual Information Form dated March 11, 2008 incorporated by reference in the above mentioned Prospectus.

ERNST & YOUNG



We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Financial Statements upon which we have reported or that are within our knowledge as a result of our audits of such Financial Statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

Ernst + Young LLP

Chartered Accountants

# RAPPORT DE GESTION

Le rapport de gestion et les états financiers contenus dans les présentes sont fournis pour permettre aux lecteurs d'évaluer les résultats d'exploitation, la situation de trésorerie et les sources de financement d'AltaGas Income Trust (AltaGas ou la Fiducie) au 31 décembre 2007 et pour l'exercice terminé à cette date comparativement à l'exercice 2006. Ce rapport de gestion, daté du 3 mars 2008, doit être lu avec les états financiers consolidés vérifiés ci-joints de la Fiducie et les notes y afférentes pour l'exercice terminé le 31 décembre 2007.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les changements de loi fiscale, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard, sauf si la loi l'exige. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le présent rapport de gestion contient des perspectives financières sur les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs, qui sont établies en se fondant sur des hypothèses au sujet des événements futurs, notamment les conditions économiques et les lignes de conduite futures qui sont fondées sur l'évaluation par la direction des informations pertinentes disponibles actuellement. Les lecteurs ne doivent pas utiliser ces perspectives financières à des fins autres que celles pour lesquelles elles sont présentées dans ce rapport de gestion.

Le lecteur peut consulter de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changement importants et les communiqués de presse publiés par la Fiducie peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR à l'adresse www.sedar.com.

## ALTAGAS INCOME TRUST

Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipelines Partnership, PremStar Energy Canada Limited Partnership et ECNG Limited Partnership (collectivement les filiales actives). Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas Holdings Limited Partnership No. 1 (AltaGas LP #1) dans les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs de parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser l'entreprise et les affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

## APERÇU DES ACTIVITÉS

AltaGas est une entreprise d'infrastructure énergétique dans les secteurs du gaz et de l'électricité qui possède des liens physiques le long de la chaîne de valeur énergétique, une expérience en exploitation qui lui a permis d'assurer l'efficacité, la fiabilité et la rentabilité de ses actifs, une connaissance approfondie des marchés dans lesquels elle exerce ses activités et la discipline financière pour créer une valeur à long terme pour ses investisseurs. AltaGas vise à maximiser la rentabilité et la valeur à long terme de ses actifs à court terme et à agrandir son entreprise d'infrastructure énergétique au moyen d'acquisitions et de mises en valeur des actifs et des services liés à ses activités existantes.

Le secteur du gaz comprend les immobilisations de collecte et de traitement, notamment les gazoducs de collecte et les installations de traitement du gaz naturel. Les réseaux de collecte acheminenent le gaz naturel des puits producteurs aux installations de traitement; les installations de traitement retirent du gaz naturel les impuretés et certains composants d'hydrocarbures, puis compressent le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval. Les immobilisations de traitement comprennent aussi des usines d'extraction d'éthane et de liquides de gaz naturel (LGN), et des installations de fractionnement sur place. Les usines d'extraction sont situées le long des principaux gazoducs de transport de gaz naturel et traitent à nouveau le gaz naturel en vue d'extraire et de récupérer l'éthane et les LGN. Le secteur du gaz comprend aussi des gazoducs de transport du gaz naturel et des LGN. Les gazoducs de transport livrent du gaz naturel et des LGN aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval. Une autre composante clé de l'entreprise de services gaziers d'AltaGas consiste en sa capacité d'utiliser sa connaissance et son expertise du marché pour optimiser les actifs en vue de créer de la valeur. AltaGas fournit des services de consultation en énergie et de gestion des approvisionnements à des utilisateurs finaux non résidentiels, achète et revend de l'énergie et des services de transport et de stockage de gaz, et commercialise le gaz pour les producteurs afin d'augmenter la valeur en optimisant l'infrastructure.

Le secteur de l'électricité consiste en la production de 353 MW d'électricité au moyen d'une centrale de base alimentée au charbon, aux termes d'ententes d'achat d'électricité (EAE). Les EAE sont détenues grâce à une participation de 50 % dans les EAE de Sundance B qui donne à AltaGas les droits sur la capacité de production et sur les services auxiliaires de la centrale de Sundance B jusqu'au 31 décembre 2020. La centrale de Sundance est située à 70 km à l'ouest d'Edmonton (Alberta). Le secteur de la production d'électricité d'AltaGas inclut aussi le parc éolien de Bear Mountain, près de Dawson Creek (Colombie-Britannique), actuellement en construction qui aura une capacité estimative de 100 mégawatts (MW), une capacité de production de pointe de 25 MW d'électricité alimentée au gaz acquise aux termes d'un contrat de location-acquisition, ainsi qu'une participation de 25 % dans une centrale hydroélectrique au fil de l'eau d'une capacité de production de 7 MW, grâce à une participation de 25 % dans le Boston Bar Partnership. AltaGas possède une capacité de production de pointe de 14,4 MW alimentée au gaz naturel qui est actuellement en cours d'installation dans deux sites de traitement du gaz. AltaGas a une participation dans la société en commandite GreenWing Energy Development Limited Partnership (GEDLP) pour le développement de projets d'énergie éolienne et de production d'électricité alimentée au gaz, et a établi une relation privilégiée avec un important fournisseur de turbines pour développer les projets d'énergie éolienne dans trois États des États-Unis. De plus, AltaGas détient des droits et des contrats de location pour développer des projets hydroélectriques au fil de l'eau d'une capacité approximative de 70 MW.

### Vision

AltaGas vise à devenir le chef de file des entreprises canadiennes d'infrastructure énergétique, principalement au Canada et dans le nord des États-Unis, en misant sur ses activités sous-jacentes solides, son expertise en exploitation et sa vigueur financière. Pour réaliser sa vision, AltaGas s'efforce d'augmenter la valeur et la rentabilité de ses actifs existants, d'agrandir et de diversifier son infrastructure énergétique (électricité et gaz) au moyen d'acquisitions et de mises en valeur.

### Stratégie

La stratégie de la Fiducie est d'obtenir des bénéfices et des flux de trésorerie soutenus et croissants tirés de ses actifs existants ainsi que de la croissance et de la diversification de ses entreprises. Elle concrétise cette stratégie en combinant l'expérience opérationnelle de ses entreprises de gaz et d'électricité avec sa connaissance du marché de l'énergie et sa discipline et sa vigueur financières. AltaGas prévoit que la croissance de ses entreprises sera, à long terme, également répartie entre les secteurs de gaz et d'électricité. Sa stratégie consiste à augmenter la valeur en fournissant des services à valeur ajoutée sur la chaîne énergétique de collecte, de traitement, de transport et de commercialisation du gaz naturel, et dans le cadre de la production et de la vente d'électricité.

En positionnant la Fiducie de manière stratégique au sein de la chaîne de valeur énergétique, AltaGas relie les producteurs d'énergie aux utilisateurs d'énergie. AltaGas cherche des occasions qui assurent un solide rendement financier et un grand potentiel de croissance; elle relève, évalue et vise les occasions qui contribuent à la hausse du bénéfice et des flux de trésorerie, et qui comportent un juste équilibre entre le risque et le rendement.

Malgré le recul des prix du gaz naturel au cours des 18 derniers mois et l'incertitude liée au régime de redevances de l'Alberta, la direction d'AltaGas croit que les régions productrices de gaz naturel d'Amérique du Nord continueront d'avoir besoin d'investissements importants dans les immobilisations liées au forage, à la collecte et au traitement afin de soutenir les niveaux de production nécessaires pour satisfaire à la demande à long terme en gaz naturel, puisque les marchés de consommation continueront de se livrer concurrence pour ce qui est des approvisionnements. La direction estime également que les facteurs fondamentaux à long terme du secteur de l'électricité sont forts. La demande d'électricité en Amérique du Nord est censée continuer de croître, affichant un intérêt manifeste pour les énergies renouvelables. En Alberta, l'augmentation marginale de l'approvisionnement, la croissance économique robuste et la fermeture imminente des vieilles centrales thermiques vont probablement continuer à faire grimper les prix de l'électricité. Les facteurs fondamentaux solides au titre de l'offre et de la demande à long terme de gaz et d'électricité constituent la base de la stratégie d'AltaGas.

Les objectifs de la Fiducie sont les suivants :

- maximiser la rentabilité et la valeur à long terme de son infrastructure et de ses services existants;
- miser sur la composition actuelle des actifs énergétiques et des services, particulièrement ceux engendrant des flux de trésorerie prévisibles et à long terme, au moyen de contrats au coût du service, de contrats à prix forfaitaires et de contrats fondés sur les marges avec une exposition aux prix des marchandises minime ou gérée;
- développer son infrastructure énergétique (gaz et électricité) et ses entreprises de services connexes au moyen de regroupements, d'expansions et d'acquisitions au Canada et dans le nord des États-Unis;
- se concentrer sur les projets qui contribuent à la hausse du bénéfice et des flux de trésorerie et qui comportent un juste équilibre entre le risque et le rendement;
- diversifier l'infrastructure sur le plan des sources de combustible, des modalités contractuelles, de l'exposition aux cycles du secteur et de l'emplacement géographique;
- viser à accroître sa participation dans le secteur de l'énergie propre, telle que l'énergie éolienne et hydroélectrique, ainsi que la production alimentée au gaz naturel;
- tirer avantage de la technologie pour obtenir des crédits verts, p. ex., des projets d'injection de gaz corrosifs et d'énergie renouvelable visant à limiter les répercussions sur l'environnement et à se protéger contre les coûts liés à l'environnement;
- conserver la notation de crédit de première qualité de la Fiducie.

En 2007, la Fiducie a réalisé des progrès importants sur le plan de l'accroissement de ses entreprises par suite de son offre d'acquisition de Taylor NGL Limited Partnership (Taylor), de l'expansion des activités actuelles et du développement du parc éolien de Bear Mountain. L'acquisition de Taylor, conclue le 10 janvier 2008, a créé une entreprise plus équilibrée et plus diversifiée avec l'ajout du complexe RET, du complexe Harmattan, des usines d'extraction de Younger et de Joffre, ainsi que de deux gazoducs de LGN. De plus, l'acquisition de Taylor comprenait une participation de 25 % dans l'usine hydroélectrique de Boston Bar, laquelle est venue augmenter le portefeuille de production d'électricité d'AltaGas de 1,8 MW, ainsi que deux projets hydroélectriques au fil de l'eau, actuellement en développement, d'une capacité prévue de 20 MW aux termes d'un contrat d'une durée de 40 ans avec BC Hydro.

L'acquisition de Taylor représente un exemple du succès de la stratégie d'AltaGas. Les actifs récemment acquis présentent un risque faible, une infrastructure énergétique de longue durée soutenue par des contrats à long terme avec des contreparties fiables et fournissent des flux de trésorerie stables et prévisibles. Par suite de l'acquisition, l'infrastructure d'AltaGas porte sur plus de 2 gpc/j de gaz naturel, et AltaGas exploite quatre usines d'extraction desservant le bassin sédimentaire de l'Ouest canadien (BSOC). La contribution des entreprises d'extraction sera plus élevée, diversifiant ainsi les sources de produits. Les actifs présentent aussi un profil de risque approprié, 12 % du total des volumes d'extraction est exposé aux fluctuations des prix des marchandises, et il est possible de limiter le risque de baisse et d'interruption de la production lorsque les différentiels de fractionnement sont bas. La nouvelle participation d'AltaGas dans la centrale de

production hydroélectrique existante et dans les projets au fil de l'eau en cours de développement a accru sa participation dans le secteur de l'énergie renouvelable.

**Imposition des entités intermédiaires de placement déterminées (EIPD) et autres entités**

Le 12 juin 2007, le projet de loi C-52 du gouvernement du Canada visant l'imposition des EIPD a été adopté en troisième lecture et, le 22 juin 2007, il recevait la sanction royale, créant un nouvel impôt de 31,5 % qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compter du 1er janvier 2011. Avant l'adoption de cette loi, le passif d'impôts futurs d'AltaGas ne tenait compte que des écarts temporaires associés aux filiales de la Fiducie qui étaient assujetties à l'impôt. Bien que le bénéfice net en 2007 ait été considérablement réduit du fait de cet ajustement d'impôts futurs, la charge d'impôts futurs hors trésorerie n'a pas eu d'incidence sur les flux de trésorerie actuels.

En décembre 2007, le gouvernement fédéral a pratiquement mis en vigueur des réductions de taux d'imposition des sociétés pour les exercices 2008 à 2012 et par la suite. Le taux d'imposition des sociétés a été réduit et passera de 19,5 % en 2008 à 15 % en 2012 et pour les exercices futurs. Ces réductions de taux ont entraîné une diminution du taux d'impôt de la fiducie qui est passé de 31,5 %, tel qu'il a été mis en vigueur par le gouvernement fédéral au cours du deuxième trimestre de 2007 pour les exercices ouverts en 2011, à 29,5 % en 2011 et 28,0 % par la suite.

La direction d'AltaGas continuera d'examiner et de considérer des solutions de rechange visant à établir une structure organisationnelle des plus efficientes pour AltaGas. La Fiducie est enregistrée en Alberta où les sociétés sont assujetties à des taux d'imposition généraux moins élevés que le taux qui s'appliquera aux fiducies en 2011. Le gouvernement fédéral a indiqué qu'il acceptera la conversion des fiducies existantes en sociétés, sur une base d'impôt reporté, mais n'a pas encore établi de règlements précis à ce sujet. Selon le mécanisme de report d'impôts qui sera proposé, AltaGas prévoit se convertir en société avant 2011, mais compte tirer avantage de la méthode des impôts exigibles applicable à la structure de la Fiducie jusqu'à cette date, à moins qu'elle n'ait des raisons plus impérieuses de se convertir avant 2011. AltaGas a toujours exécuté sa stratégie comme une société efficiente sur le plan fiscal et s'est concentrée sur les mesures financières traditionnelles telles que le résultat par part et le rendement des capitaux propres. Elle ne mise pas sur la structure de la Fiducie pour soutenir ses activités. Elle a des actifs ayant une longue durée de vie et une infrastructure énergétique à faible risque dont la valeur est soutenue par des facteurs fondamentaux solides sur le plan de l'offre et de la demande d'énergie. Les actifs de son infrastructure énergétique génèrent des flux de trésorerie vigoureux, prévisibles et durables, et devraient accroître la valeur pour tous les investisseurs à long terme.

**Faits saillants de 2007**

AltaGas :

- s'est engagée à acheter toutes les parts en circulation de Taylor qui n'étaient pas déjà en sa possession. L'acquisition de Taylor, qu'elle a conclue le 10 janvier 2008, lui a permis d'accroître de 1 040 mmpc/j sa capacité d'extraction, d'ajouter 140 000 b/j à sa capacité de transport, de doubler ses volumes d'extraction pour les faire passer à environ 45 000 b/j et d'accroître la capacité du secteur Collecte et traitement sur place de 150 mmpc/j. De plus, le secteur Production d'électricité s'est étendu grâce à la participation de 25 % dans la centrale électrique de 7 MW de Boston Bar et à l'acquisition d'une centrale de production hydroélectrique de 20 MW qui est en développement;
- a annoncé le premier investissement en infrastructure énergétique en Ontario grâce à une participation de 50 % dans le projet de stockage à l'aéroport de Samia, d'une capacité de 5,3 $Gpi^3$;
- a investi 28 millions de dollars dans l'infrastructure de collecte et de traitement sur place, principalement dans les activités de production de méthane houiller;
- a acquis et commencé l'installation d'une capacité de pointe additionnelle de 14,4 MW alimentée au gaz dans les usines de traitement de gaz de Bantry et de Parkland;
- a dégagé un bénéfice net de 108,8 millions de dollars (1,90 $ par part), comparativement à 114,5 millions de dollars (2,06 $ par part) en 2006. En 2007, le bénéfice net comprenait un montant de 5,4 millions de dollars liés à l'impôt sur les fiducies de revenu qui était pratiquement en vigueur au deuxième trimestre de 2007;
- a présenté un BAIIA de 173,7 millions de dollars (3,03 $ par part), en hausse par rapport à 173,1 millions de dollars (3,12 $ par part) en 2006;

- a généré des flux de trésorerie d'exploitation[1] de 183,3 millions de dollars (3,19 $ par part) en 2007, comparativement à 146,9 millions de dollars (2,65 $ par part) en 2006;
- a généré des liquidités provenant de l'exploitation[1)] de 162,9 millions de dollars (2,84 $ par part), comparativement à 161,7 millions de dollars (2,91 $ par part) en 2006;
- a augmenté les distributions mensuelles de 3 %, lesquelles sont passées de 0,17 $ à 0,175 $ depuis la distribution de septembre;
- a déclaré et attribué une distribution spéciale d'une action ordinaire d'AltaGas Utility Group Inc. (Utility Group) pour chaque ensemble de 100 parts de fiducie et parts échangeables d'AltaGas évaluées à 0,076 $ par part;
- a conclu des ententes avec Aeolis Wind Power Corporation (Aeolis) et Peace Energy Renewable Energy Cooperative (Peace) portant sur l'échange de leurs participations dans Bear Mountain Wind Limited Partnership (BMWLP) pour un accord de redevances en vertu duquel AltaGas détient une participation de 100 % dans BMWLP;
- a signé un contrat d'ingénierie, d'approvisionnement et de construction avec Enercon GmbH visant les turbines requises pour BMWLP. De plus, AltaGas a signé un contrat de service et d'entretien à long terme avec Enercon visant le fonctionnement et la maintenance des turbines;
- a annoncé un engagement financier pluriannuel important évalué à plus de 500 000 $ pour soutenir Cross Country Canada. Cet engagement représente la plus importante contribution de nature philanthropique fournie par la Fiducie et vise à soutenir les skieurs de fond de haut niveau du Canada et à les aider à réaliser leurs rêves de se hisser sur le podium.

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1) Inclut des mesures financières non conformes aux principes comptables généralement reconnus. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.

## RÉSULTATS CONSOLIDÉS

| Exercices terminés les 31 décembre (en millions de dollars) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Produits | **1 428,4** | 1 362,6 | 1 502,3 |
| Gains latents sur gestion du risque | **1,1** | - | - |
| Produits nets[1] | **324,0** | 318,9 | 296,9 |
| BAIIA[1] | **173,7** | 173,1 | 155,5 |
| BAIIA avant gains latents sur gestion du risque[1] | **172,6** | 173,1 | 155,5 |
| Bénéfice d'exploitation[1)] | **126,6** | 126,7 | 108,1 |
| Bénéfice d'exploitation avant gains latents sur gestion du risque[1] | **125,5** | 126,7 | 108,1 |
| Bénéfice net | **108,8** | 114,5 | 90,3 |
| Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1] | **109,3** | 114,5 | 90,3 |
| Bénéfice net avant impôts[1] | **114,7** | 113,4 | 89,0 |
| Total de l'actif | **1 199,8** | 1 109,6 | 1 068,3 |
| Total du passif à long terme | **329,0** | 340,5 | 335,5 |
| Acquisitions (cessions) nettes d'immobilisations | **21,8** | 70,5 | (139,4) |
| Distributions déclarées [2,3] | **118,6** | 110,8 | 100,0 |
| Flux de trésorerie | | | |
| Flux de trésorerie d'exploitation | **183,3** | 146,9 | 112,3 |
| Liquidités provenant de l'exploitation[1] | **162,9** | 161,7 | 129,0 |

| (en dollars par part) | | | |
|---|---|---|---|
| BAIIA[1] | **3,03** | 3,12 | 2,88 |
| BAIIA avant gains latents sur gestion du risque[1] | **3,01** | 3,12 | 2,88 |
| Bénéfice net | **1,90** | 2,06 | 1,67 |
| Résultat dilué net par part | **1,89** | 2,06 | 1,67 |
| Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts[1] | **1,90** | 2,06 | 1,67 |
| Bénéfice net avant impôts[1] | **2,00** | 2,04 | 1,65 |
| Distributions déclarées [2 3] | **2,065** | 1,995 | 1,85 |
| Flux de trésorerie | | | |
| Flux de trésorerie d'exploitation | **3,19** | 2,65 | 2,08 |
| Liquidités provenant de l'exploitation[1] | **2,84** | 2,91 | 2,39 |
| Parts en circulation (en millions) | | | |
| Nombre moyen pondéré de parts en circulation au cours de la période (de base) | **57,4** | 55,5 | 54,0 |
| Nombre moyen pondéré de parts en circulation au cours de la période (dilué) | **57,4** | 55,5 | 54,1 |
| À la fin de la période | **58,1** | 56,4 | 54,6 |

1) Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR» du présent rapport de gestion.

2) Distributions mensuelles déclarées de 0,175 $ par part à compter d'août 2007. D'août 2006 à juillet 2007, des distributions mensuelles de 0,17 $ par part ont été déclarées. De mars 2006 à juillet 2006, des distributions mensuelles de 0,165 $ par part ont été déclarées. D'août 2005 à février 2006, des distributions mensuelles de 0,16 $ par part ont été déclarées. De janvier 2005 à juillet 2005, des distributions mensuelles de 0,15 $ par part ont été déclarées.

3) Ne tient pas compte de la distribution d'actions d'AltaGas Utility Group Inc. en septembre 2007, fournissant une distribution additionnelle hors trésorerie de 0,076 $ par part. Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel en novembre 2005, fournissant une distribution additionnelle hors trésorerie de 0,54 $ la part.

**Revue financière consolidée de 2007**

Le bénéfice net a atteint 108,8 millions de dollars en 2007, comparativement à 114,5 millions de dollars en 2006. Compte non tenu de l'impôt de 5,4 millions de dollars applicable aux EIPD constaté en 2007, de l'économie d'impôts hors trésorerie de 6,1 millions de dollars résultant de la réduction du taux d'imposition fédéral enregistrée au quatrième trimestre de 2007 et de l'économie d'impôts hors trésorerie de 6,6 millions de dollars découlant de la réduction du taux d'imposition enregistrée en 2006, le bénéfice net pour l'exercice terminé le 31 décembre 2007 a été comparable à celui de l'exercice 2006. Après rajustement de ces éléments non récurrents relatifs aux impôts, le bénéfice net s'est établi à 108,1 millions de dollars en 2007 comparativement à 107,9 millions de dollars en 2006. Le bénéfice net s'est accru en raison des prix plus élevés obtenus sur les ventes couvertes et des coûts plus faibles du secteur Production d'électricité, des nouvelles installations et d'une hausse des taux du secteur Collecte et traitement sur place, de l'augmentation des volumes d'extraction exposés aux différentiels de fractionnement, des différentiels de fractionnement plus élevés, d'un gain non récurrent constaté à la cession des actifs de production de pétrole et de gaz naturel et de la baisse des intérêts débiteurs. Ces augmentations ont été neutralisées par le recul des produits provenant des ventes d'électricité non couvertes en raison de la diminution des prix d'électricité au comptant de l'Alberta, une baisse du débit du secteur Collecte et traitement sur place, l'expiration du contrat d'électricité de Genesee, la montée des charges d'exploitation et d'administration, la baisse des bénéfices du secteur Services énergétiques et une charge non récurrente liée aux coûts non recouvrables engagés dans un projet de développement.

Les produits nets consolidés ont été de 324,0 millions de dollars en 2007, comparativement à 318,9 millions de dollars pour 2006. La hausse a été attribuable aux prix de couverture plus élevés et aux coûts plus faibles dans le secteur Production d'électricité, à de nouvelles installations et à l'augmentation des taux dans le secteur Collecte et traitement sur place, à la progression des volumes exposés aux différentiels de fractionnement et à l'accroissement des différentiels de fractionnement, et à un gain non récurrent constaté à la vente d'actifs de production de pétrole et de gaz naturel. Ces augmentations ont été en partie contrebalancées par l'expiration du contrat d'électricité de Genesee, une baisse du débit du secteur Collecte et traitement sur place, une diminution de la contribution au bénéfice des actifs de pétrole et de gaz naturel vendus en mai 2007 et le recul des produits du secteur Services énergétiques.

Les charges d'exploitation et d'administration se sont élevées à 150,3 millions de dollars en 2007, contre 145,8 millions de dollars pour 2006. L'augmentation est attribuable aux coûts additionnels liés à de nouvelles installations, aux coûts d'administration et de rémunération plus élevés et à une charge non récurrente liée aux coûts non recouvrables engagés dans un projet de développement.

La dotation aux amortissements s'est établie à 47,1 millions de dollars en 2007, en regard de 46,4 millions de dollars en 2006. L'augmentation a été particulièrement attribuable aux installations nouvelles et agrandies dans le secteur Collecte et traitement sur place, en partie contrebalancée par la vente d'actifs de production de pétrole et de gaz naturel et par la dépréciation non récurrente d'un écart d'acquisition de 0,6 million de dollars lié à des placements secondaires en 2006.

Les intérêts débiteurs pour 2007 ont atteint 11,9 millions de dollars, comparativement à 13,3 millions de dollars en 2006. Ce recul a été attribuable à une baisse du solde d'endettement moyen, qui s'est établi à 234,9 millions de dollars en regard de 274,1 millions de dollars en 2006, en partie contrebalancé par des taux d'emprunt légèrement plus élevés. Le taux d'emprunt moyen en 2007 a été de 5,3 % comparativement à 4,9 % en 2006.

La charge d'impôts en 2007 s'est établie à 5,9 millions de dollars, comparativement à un recouvrement d'impôts de 1,1 million de dollars en 2006. L'augmentation tient principalement à la charge hors trésorerie de 5,4 millions de dollars utilisée pour constater des passifs d'impôts futurs liés aux écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas par suite de l'imposition des EIPD, à l'économie d'impôts hors trésorerie de 6,6 millions de dollars enregistrée en 2006 par suite des réductions de taux d'imposition sur les bénéfices de l'Alberta et du gouvernement fédéral et à une incidence fiscale de 1,6 million de dollars sur des gains latents liés aux actifs et passifs de gestion du risque. Ces augmentations ont été en partie contrebalancées par l'écart entre l'économie fiscale hors trésorerie de 6,1 millions de dollars résultant des réductions de taux du gouvernement fédéral, en vigueur à la fin de l'exercice 2007, et le recouvrement d'impôts futurs de 0,6 million de dollars provenant de la vente des actifs de production de pétrole et de gaz naturel.

## Perspective consolidée pour 2008

Par suite de l'ajout d'actifs à son infrastructure énergétique et à ses entreprises de services, AltaGas prévoit une importante hausse des bénéfices et des flux de trésorerie en 2008. La majorité des actifs acquis seront intégrés au secteur Extraction et transport. AltaGas prévoit que la proportion du bénéfice d'exploitation provenant de ce secteur passera de 25 % du bénéfice d'exploitation global de tous les secteurs en 2007 à environ 40 % en 2008.

En 2008, AltaGas prévoit une hausse du bénéfice d'exploitation découlant de la contribution des nouveaux actifs, en raison de l'acquisition de Taylor, des prix couverts plus élevés pour l'électricité et des différentiels de fractionnement soutenus. Le prix à terme au comptant actuel de l'électricité en Alberta se situe dans la partie inférieure de la fourchette de 70 $/MW, soit un niveau supérieur au prix moyen de l'Alberta Power Pool pour 2007. Les volumes de LGN produits devraient doubler sur un an, en raison de l'augmentation des volumes de LGN exposés aux différentiels de fractionnement qui passeront d'environ 9 % du volume total en 2007 à 12 % en 2008. Le prix à terme actuel du différentiel de fractionnement se situe dans la partie inférieure de la fourchette de 20 $/b.

## Revue financière consolidée de 2006

La présente section donne un aperçu de la performance financière d'AltaGas selon les états financiers consolidés annuels vérifiés inclus dans le rapport annuel de 2006. Tous les renvois aux montants par part se rapportent au nombre de base des parts en circulation pour la période. Certains chiffres de l'exercice précédent ont été reclassés afin de les rendre conformes à la présentation des états financiers de l'exercice considéré.

Le bénéfice net pour 2006 a atteint 114,5 millions de dollars (2,06 $ par part), comparativement à 90,3 millions de dollars (1,67 $ par part) en 2005. Cette augmentation a été attribuable à la majoration des prix de l'électricité liée aux volumes d'électricité couverts ou non couverts, au recul des coûts de transport de l'électricité, à la hausse des différentiels de fractionnement des LGN, aux volumes d'extraction plus élevés et à la baisse des intérêts débiteurs, en partie contrebalancés par la montée des charges d'administration et d'exploitation, et des impôts sur les bénéfices.

En outre, la Fiducie a constaté une économie d'impôts futurs hors trésorerie de 6,6 millions de dollars en 2006, par suite d'une réduction des taux d'imposition des sociétés du gouvernement fédéral et de l'Alberta. Le bénéfice net en 2005 comprenait des contributions non récurrentes de 7,5 millions de dollars liées au placement de la Fiducie dans les parts de Taylor, l'apport tout au long de l'exercice du contrat de la centrale de Genesee et la contribution découlant de la scission partielle du secteur Distribution de gaz naturel, le 17 novembre 2005.

Les produits nets pour 2006 ont atteint 318,9 millions de dollars, comparativement à 296,9 millions de dollars en 2005. Cette augmentation tenait surtout des prix plus élevés obtenus de la vente d'électricité et de la baisse des frais de transport (42,2 millions de dollars), des nouvelles installations, de la montée des frais de traitement et du recouvrement plus important des frais d'exploitation du secteur Collecte et traitement sur place (15,1 millions de dollars), des différentiels de fractionnement de LGN plus élevés et des volumes accrus traités dans les activités d'extraction (7,0 millions de dollars), de la quote-part du bénéfice de sociétés satellites plus élevée dans le secteur Siège social (3,0 millions de dollars), de l'acquisition des actifs et passifs de iQ2 Power Corporation (iQ2) vers la fin de 2005 (2,2 millions de dollars) et de la hausse des produits nets (2,1 millions de dollars) tirés des centrales de pointe alimentées au gaz. L'augmentation des produits nets a été en partie contrebalancée par la scission partielle du secteur Distribution de gaz naturel en novembre 2005 (29,0 millions de dollars), une baisse du débit dans le secteur Collecte et traitement sur place (5,2 millions de dollars), l'expiration du contrat d'électricité de Genesee en mars 2006 (2,5 millions de dollars) et une contribution moindre des propriétés pétrolières et gazières (1,6 million de dollars). En 2005, les produits nets comprenaient des contributions non récurrentes de 8,6 millions de dollars liées au placement de la Fiducie dans les parts de Taylor.

Les charges d'exploitation et d'administration pour 2006 se sont élevées à 145,8 millions de dollars, en regard de 141,4 millions de dollars en 2005. L'augmentation a été attribuable à la hausse des charges d'administration et de rémunération, aux coûts additionnels des nouvelles installations du secteur Collecte et traitement sur place et à l'acquisition de iQ2. Les hausses ont été en partie compensées par la scission partielle du secteur Distribution de gaz naturel qui avait présenté des charges d'exploitation et d'administration de 16,0 millions de dollars en 2005. Les frais externes engagés pour

satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières visant les émetteurs ont augmenté d'environ 1,0 million de dollars en 2006 par rapport à 2005.

La dotation aux amortissements de 2006 a diminué pour s'établir à 46,4 millions de dollars, par rapport à 47,4 millions de dollars en 2005. Cette diminution a été attribuable à la scission partielle du secteur Distribution de gaz naturel qui avait constaté une dotation aux amortissements de 6,8 millions de dollars en 2005, en partie contrebalancée par les hausses liées à l'augmentation des immobilisations découlant des acquisitions et des projets d'expansion internes, à l'accroissement de l'amortissement pour épuisement des propriétés pétrolières et gazières de la Fiducie et à la progression de l'amortissement lié aux contrats et relations de services énergétiques. En 2006, AltaGas a aussi constaté une perte de valeur de l'écart d'acquisition de 0,6 million de dollars liée à des placements secondaires.

Les intérêts débiteurs pour 2006 se sont établis à 13,3 millions de dollars, comparativement à 19,1 millions de dollars en 2005. Le recul a été attribuable à une baisse des soldes d'endettement moyens (274,1 millions de dollars en 2006, comparativement à 326,1 millions de dollars en 2005) découlant d'un remboursement de 85,4 millions de dollars de la dette vers la fin de 2005, en utilisant le produit tiré de la scission partielle du secteur Distribution de gaz naturel, et de l'augmentation des liquidités provenant de l'exploitation. Ont également contribué à la baisse des intérêts débiteurs, des taux d'emprunt moyens moins élevés de 4,9 % en 2006, contre 5,6 % en 2005, surtout en raison du refinancement de la dette à terme à des taux inférieurs en août 2005.

Les recouvrements d'impôts se sont élevés à 1,1 million de dollars en 2006, contre 1,3 million de dollars en 2005. Les recouvrements d'impôts ont diminué en raison de l'augmentation du bénéfice net avant impôts en 2006, en partie contrebalancée par une économie d'impôts futurs hors trésorerie de 6,6 millions de dollars découlant d'une réduction des taux d'imposition du gouvernement fédéral et de l'Alberta en 2006. Les impôts sur les bénéfices constatés en 2005 comprenaient aussi une charge de 1,1 million de dollars liée au secteur Distribution de gaz naturel, un rajustement au titre des soldes d'impôts futurs entraînant un recouvrement de 1,6 million de dollars et un taux d'imposition effectif plus bas en raison du gain en capital sur le placement dans Taylor, constaté en 2005.

**Perspectives en matière de capitaux**

La stratégie d'AltaGas consiste à augmenter au maximum la rentabilité de ses actifs existants et à élargir son infrastructure énergétique pour créer de la valeur à long terme et accroître les rendements pour ses investisseurs. Pour exécuter sa stratégie, AltaGas prévoit des dépenses en immobilisations approximatives respectivement de 125 millions de dollars et 250 millions de dollars en 2008 et 2009, réparties dans une proportion d'environ 60 % pour le gaz et 40 % pour l'électricité pour ces deux exercices. Un montant d'environ 50 millions de dollars par an pour les projets d'infrastructure gazière est inclus dans ces dépenses estimatives. Cette estimation est fondée sur les projets qui en sont à différentes étapes de développement et sur les niveaux historiques des dépenses dans le secteur Collecte et traitement sur place. L'estimation ne comprend pas le coût de développement des quatre projets au fil de l'eau potentiels décrits ci-après.

***Parc éolien de Bear Mountain***

AltaGas possède la totalité de la participation dans BMWLP et le parc éolien de Bear Mountain. AltaGas compte financer le projet, dont le coût devrait atteindre environ 190 millions de dollars, au moyen de ses facilités de crédit et en faisant appel à un ou plusieurs investisseurs, ce qui devrait réduire sa participation dans le parc éolien à environ 45 %. Le parc éolien de Bear Mountain aura une capacité approximative de 100 MW et est appuyé par une entente d'achat d'électricité d'une durée de 25 ans avec BC Hydro. AltaGas a signé un contrat avec Enercon visant la fourniture et l'installation d'éoliennes. De plus, elle a signé avec Enercon un contrat d'entretien à long terme visant le fonctionnement et l'entretien des turbines. AltaGas a débuté les travaux de construction en décembre 2007 et prévoit terminer le projet d'ici novembre 2009. Les dépenses engagées pour la totalité du projet devraient atteindre environ 55 millions de dollars en 2008 et 120 millions de dollars en 2009. AltaGas a couvert environ 21 % du montant total en euros requis pour le projet.

***Projet de stockage de gaz naturel à l'aéroport de Sarnia***

AltaGas détient une participation de 50 % dans le projet de stockage de Sarnia, et la participation restante de 50 % est détenue par Market Hub Partners Canada L.P., une société de personnes de Spectra Energy Corp. Le projet devrait fournir une capacité de stockage de plus de 5 gpc et une capacité de livraison d'environ 52 mmpc/j, et comprendra trois nouveaux puits, une usine de compression et un pipeline qui s'étend sur environ 18 kilomètres. Le projet en est à ses débuts et est

assujetti à diverses approbations réglementaires et environnementales. Il devrait être en exploitation vers le milieu de 2009. La quote-part d'AltaGas dans ce projet devrait s'établir à environ 25 millions de dollars.

***Projets hydroélectriques de Log Creek et Kookipi Creek***

AltaGas est en train de construire deux installations hydroélectriques situées sur la rivière Fraser près de Hope (Colombie-Britannique). Les projets de Log Creek et de Kookipi Creek consistent en des centrales hydroélectriques au fil de l'eau d'une capacité de 10 MW chacune, qui en sont à l'étape finale sur le plan de l'obtention des permis et des licences. Les deux installations ont conclu des ententes d'achat d'électricité d'une durée de 40 ans avec BC Hydro. Elles devraient être en exploitation en 2010, et leur coût devrait varier entre 60 millions de dollars et 70 millions de dollars.

***Centrales hydroélectriques au fil de l'eau en développement***

En février 2008, AltaGas a fait l'acquisition de quatre projets hydroélectriques au fil de l'eau potentiels d'une capacité allant de 6,5 MW à 24 MW. Ces projets fournissent à AltaGas la capacité d'obtenir une production hydroélectrique d'environ 50 MW en Colombie-Britannique. Les quatre nouveaux projets en sont à diverses étapes de développement; la réalisation du projet de 14 MW de Rainy River près de Gibson (Colombie-Britannique) est avancée, et il devrait être opérationnel en 2010. AltaGas prévoit que l'électricité générée par ses projets hydroélectriques sera vendue à BC Hydro dans le cadre de son processus de recours à l'énergie propre. Tous les projets en développement sont assujettis à diverses approbations réglementaires et environnementales.

***Projet Harmattan***

Le projet Harmattan en développement vise à acheminer le gaz naturel du réseau de TransCanada en Alberta au complexe Harmattan aux fins de traitement afin de récupérer l'éthane, le propane, le butane et les condensats. L'audition du projet Harmattan devant l'Alberta Energy Resources Conservation Board (ERCB) est en attente du résultat de l'enquête concernant la convention d'extraction des LGN (l'enquête). L'enquête devrait se terminer d'ici l'automne 2008. Dès que l'approbation sera obtenue, les travaux de construction relatifs au projet débuteront et devraient être accomplis sur une période de 12 mois. Le coût du projet, tel qu'il est prévu, devrait s'établir entre 70 millions de dollars et 90 millions de dollars.

**RÉSULTATS DE 2007 DE TAYLOR NGL LIMITED PARTNERSHIP**

AltaGas a fait l'acquisition de toutes les parts en circulation de Taylor qu'elle ne détenait pas déjà au 10 janvier 2008. Les résultats indiqués ci-après visent à fournir au lecteur une brève description des résultats d'exploitation de Taylor en 2007 pour lui permettre d'estimer l'incidence potentielle de l'acquisition de Taylor sur les résultats de la Fiducie.

En 2007, Taylor a constaté une perte nette de 42,1 millions de dollars, comparativement à un bénéfice net de 28,7 millions de dollars en 2006. En tenant compte du rajustement de l'impôt applicable aux EIPD de 69,1 millions de dollars, de l'incidence de la comptabilisation à la valeur du marché de la perte de 5,9 millions de dollars et du gain de 0,8 million de dollars sur les instruments financiers respectivement en 2007 et 2006, et de la charge de rémunération d'environ 1 million de dollars liée à l'offre d'acquisition des parts de Taylor par AltaGas, le bénéfice net en 2007 s'est établi à 33,9 millions de dollars en regard de 27,9 millions de dollars en 2006.

Taylor a constaté des produits nets de 109,9 millions de dollars en 2007, comparativement à 101,9 millions de dollars en 2006. Les ventes moyennes de LGN se sont établies à 21 126 b/j en 2007 en regard de 20 465 b/j en 2006, soit une hausse de 3 %, établissant un nouveau record annuel. Les volumes de gaz traités se sont élevés à 443 mmpc/j en 2007 contre 452 mmpc/j en 2006.

Les charges d'exploitation et d'administration pour 2007 se sont élevées à 51,2 millions de dollars, contre 48,1 millions de dollars pour 2006. Des frais de rémunération plus élevés d'environ 1,0 million de dollars liés à l'offre d'acquisition des parts de Taylor par AltaGas sont inclus dans les charges de 2007.

En 2007, Taylor a enregistré un BAIIA de 59,6 millions de dollars contre 53,8 millions de dollars en 2006, compte non tenu de l'incidence des gains et des pertes sur instruments financiers évalués à la valeur du marché et des frais de rémunération non récurrents liés à l'offre d'acquisition des parts de Taylor par AltaGas.

## MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, il est fait référence à certaines mesures financières qui n'ont pas de signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada et qui peuvent ne pas être comparables à des mesures similaires présentées par d'autres fonds ou entités. Les mesures financières non conformes aux PCGR et leur rapprochement avec les mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà présentée par AltaGas.

| **Produits nets** (en millions de dollars) | | **2007** | 2006 | 2005 |
|---|---|---|---|---|
| Produits nets | | **324,0** | 318,9 | 296,9 |
| Ajouter : | Coût des ventes | **1 104,4** | 1 043,7 | 1 205,4 |
| Produits (mesure financière conforme aux PCGR) | | **1 428,4** | 1 362,6 | 1 502,3 |

Les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et de freinte sont une meilleure mesure du rendement que les produits, étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des ventes.

| **Bénéfice d'exploitation** (en millions de dollars) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Bénéfice d'exploitation | **126,6** | 126,7 | 108,1 |
| Ajouter (déduire) : Intérêts | **(11,9)** | (13,3) | (19,1) |
| Impôts sur les bénéfices | **(5,9)** | 1,1 | 1,3 |
| Bénéfice net (mesure financière conforme aux PCGR) | **108,8** | 114,5 | 90,3 |

Le bénéfice d'exploitation est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant leur mode de financement ou d'imposition. Il est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration et la dotation aux amortissements.

| **Bénéfice d'exploitation avant gains latents sur gestion du risque** (en millions de dollars) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Bénéfice d'exploitation avant gains latents sur gestion du risque | **125,5** | 126,7 | 108,1 |
| Ajouter (déduire) : Gains latents sur gestion du risque | **1,1** | - | - |
| Intérêts | **(11,9)** | (13,3) | (19,1) |
| Impôts sur les bénéfices | **(5,9)** | 1,1 | 1,3 |
| Bénéfice net (mesure financière conforme aux PCGR) | **108,8** | 114,5 | 90,3 |

Le bénéfice net avant gains latents sur gestion du risque est une mesure de la rentabilité de la Fiducie à partir de ses principales activités avant la comptabilisation de leur financement, des impôts auxquels elles sont assujetties et de l'incidence des gains provenant des activités de gestion du risque ayant influé sur l'exploitation. Le bénéfice net avant gains latents sur gestion du risque est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés pour tenir compte des gains latents sur gestion du risque moins les charges d'exploitation et d'administration et l'amortissement des immobilisations.

| **BAIIA** (en millions de dollars) | **2007** | 2006 | 2005 |
|---|---|---|---|
| BAIIA | **173,7** | 173,1 | 155,5 |
| Ajouter (déduire) : Amortissement et perte de valeur de l'écart d'acquisition | **(47,1)** | (46,4) | (47,4) |
| Intérêts | **(11,9)** | (13,3) | (19,1) |
| Impôts sur les bénéfices | **(5,9)** | 1,1 | 1,3 |
| Bénéfice net (mesure financière conforme aux PCGR) | **108,8** | 114,5 | 90,3 |

Le BAIIA est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant leur financement, l'amortissement de leurs actifs ou les impôts auxquels elles sont assujetties. Le BAIIA est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets moins les charges d'exploitation et d'administration.

| **BAIIA avant gains latents sur gestion du risque** (en millions de dollars) | | **2007** | 2006 | 2005 |
|---|---|---|---|---|
| BAIIA avant gains latents sur gestion du risque | | **172,6** | 173,1 | 155,5 |
| Ajouter (déduire) : | Gains latents sur gestion du risque | **1,1** | - | - |
| | Amortissement et perte de valeur de l'écart d'acquisition | **(47,1)** | (46,4) | (47,4) |
| | Intérêts | **(11,9)** | (13,3) | (19,1) |
| | Impôts sur les bénéfices | **(5,9)** | 1,1 | 1,3 |
| Bénéfice net (mesure financière conforme aux PCGR) | | **108,8** | 114,5 | 90,3 |

Le BAIIA avant gains latents sur gestion du risque est une mesure de la rentabilité des activités d'exploitation de la Fiducie. Il donne une indication des résultats dégagés par les principales activités de la Fiducie avant la comptabilisation de l'incidence des gains latents provenant des activités de gestion du risque, ainsi que du financement des activités commerciales, l'amortissement de leurs actifs ou les impôts auxquels elles sont assujetties. Le BAIIA est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond aux produits nets rajustés pour tenir compte des gains latents sur gestion du risque moins les charges d'exploitation et d'administration.

| **Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts** (en millions de dollars) | | **2007** | 2006 | 2005 |
|---|---|---|---|---|
| Bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts | | **109,3** | 114,5 | 90,3 |
| Ajouter (déduire) : | Gains latents sur gestion du risque | **1,1** | - | - |
| | Charge d'impôts sur gestion du risque | **(1,6)** | - | - |
| Bénéfice net (mesure financière conforme aux PCGR) | | **108,8** | 114,5 | 90,3 |

Le bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts reflète mieux la rentabilité que le bénéfice net, étant donné que les variations liées à la gestion du risque sont fondées sur les estimations relatives aux prix des marchandises et aux taux de change au fil du temps. Le bénéfice net avant gains latents sur gestion du risque ajustés en fonction des impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés, et correspond au bénéfice net majoré des gains latents sur gestion du risque et réduit de la charge d'impôts.

| **Bénéfice net avant impôts** (en millions de dollars) | | **2007** | 2006 | 2005 |
|---|---|---|---|---|
| Bénéfice net avant impôts | | **114,7** | 113,4 | 89,0 |
| Ajouter (déduire) : | Impôts sur les bénéfices | **(5,9)** | 1,1 | 1,3 |
| Bénéfice net (mesure financière conforme aux PCGR) | | **108,8** | 114,5 | 90,3 |

Le bénéfice net avant impôts est une meilleure mesure du rendement, parce qu'il ne dépend pas de la façon dont ces résultats sont imposés, qui peut changer d'une année à une autre. Le bénéfice net avant impôts est calculé d'après les données des états des résultats et des bénéfices cumulés consolidés et correspond au bénéfice net réduit de la charge d'impôts.

| **Liquidités provenant de l'exploitation** (en millions de dollars) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Liquidités provenant de l'exploitation | **162,9** | 161,7 | 129,0 |
| Ajouter (déduire) : | | | |
| Variation nette du fonds de roulement hors trésorerie et obligations liées à la mise hors service d'immobilisations réglées | **20,4** | (14,8) | (16,7) |
| Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR) | **183,3** | 146,9 | 112,3 |

Les liquidités provenant de l'exploitation aident la direction et les épargnants à analyser le rendement des activités d'exploitation, sans tenir compte des variations du fonds de roulement hors trésorerie de la Fiducie au cours de la période. Les liquidités provenant de l'exploitation, telles qu'elles sont présentées, ne doivent pas être considérées comme interchangeables avec les flux de trésorerie d'exploitation ou avec toute autre mesure des flux de trésorerie définie selon les PCGR du Canada. Les liquidités provenant de l'exploitation sont calculées d'après les données des états des flux de trésorerie consolidés et correspondent aux flux de trésorerie d'exploitation avant de tenir compte des variations du fonds de roulement hors trésorerie et des dépenses liées à la mise hors service d'immobilisations.

## RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

| **Bénéfice d'exploitation** (en millions de dollars) | **2007** | 2006 |
|---|---|---|
| Collecte et traitement sur place | **18,2** | 25,4 |
| Extraction et transport | **39,1** | 35,2 |
| Production d'électricité | **94,6** | 90,9 |
| Services énergétiques | **2,0** | 2,8 |
| Siège social | **(27,3)** | (27,6) |
| | **126,6** | 126,7 |
| Bénéfice d'exploitation avant gain latent sur gestion du risque | **125,5** | 126,7 |

## COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place compte 77 installations de collecte et de traitement dans 30 zones d'exploitation de l'Ouest canadien et environ 6 500 km de conduites de collecte en amont des installations de traitement qui assurent la livraison de gaz naturel à des réseaux de gazoducs en aval alimentant les marchés des sociétés de gaz naturel en Amérique du Nord.

Ce secteur inclut le complexe RET qui comprend trois installations de traitement interconnectées et des systèmes de collecte liés qui ont été acquis en date du 10 janvier 2008 par l'entremise de Taylor. Par suite de l'acquisition de Taylor, AltaGas dispose d'une capacité de traitement brute globale sous licence de 1,2 gpc/j, dont 359 mmpc/j de capacité de traitement de gaz corrosif. AltaGas exploite 74 de ses 77 installations.

> 77
>
> installations dans 3 provinces au sein du BSOC

Le réseau de collecte transporte le gaz naturel pour le compte de producteurs de la tête des puits aux installations de traitement d'AltaGas, où les impuretés et certains composants d'hydrocarbures sont retirés du gaz naturel en plus de comprimer ce dernier pour qu'il respecte les spécifications opérationnelles des gazoducs en aval pour son transport vers les

marchés de l'énergie intérieurs et étrangers. AltaGas met l'accent sur l'acquisition et l'exploitation d'installations de traitement de gaz naturel mobiles et de plus petite taille, dotées d'une capacité de traitement de moins de 50 mmpc/j, qui la distingue de la plupart de ses concurrents dans l'Ouest canadien.

Les principaux inducteurs commerciaux du secteur Collecte et traitement sur place sont le débit, les frais de collecte et de traitement et les frais d'exploitation. Le débit des installations est influencé par le raccord de nouveaux puits, la réactivation, la remise en production, l'optimisation des puits assurée par les producteurs, et le fléchissement de la production naturelle dans les zones d'activité des installations de traitement d'AltaGas.

**Résultats d'exploitation**

| **Résultats financiers** (en millions de dollars) | **2007** | 2006 |
|---|---|---|
| Produits | **135,1** | 139,1 |
| Produits nets | **127,4** | 129,7 |
| Charges d'exploitation et d'administration | **83,3** | 80,1 |
| Dotation aux amortissements | **25,9** | 23,6 |
| Perte de valeur de l'écart d'acquisition | **-** | 0,6 |
| Bénéfice d'exploitation | **18,2** | 25,4 |

| **Statistiques d'exploitation** | **2007** | 2006 |
|---|---|---|
| Capacité (mmpc/j)[1] | **1 023** | 1 021 |
| Débit (mmpc/j bruts)[2] | **511** | 549 |
| Débit (mmpc/j annuels bruts)[2] | **527** | 555 |
| Utilisation de la capacité (%)[3] | **52** | 54 |
| Participation directe moyenne (%)[1] | **91** | 92 |

1) Au 31 décembre.

2) Moyenne du quatrième trimestre.

3) Moyenne de la période.

**Actifs du secteur Collecte et traitement sur place**


COLOMBIE-
BRITANNIQUE
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
GAZ
ÉLECTRICITÉ

Au 3 mars 2008

Le bénéfice d'exploitation dans le secteur Collecte et traitement sur place pour 2007 a été de 18,2 millions de dollars, en regard de 25,4 millions de dollars en 2006. Le recul est imputable à un débit réduit (7,6 millions de dollars), à la baisse des ajustements au titre de la péréquation et du volume minimum (3,1 millions de dollars), à la hausse des frais d'administration (1,0 million de dollars) et à la progression de la dotation aux amortissements découlant des expansions (0,6 million de dollars). Les baisses ont été en partie compensées par la contribution des nouvelles usines (2,7 millions de dollars) et l'accroissement des taux et des autres produits (2,4 millions de dollars).

La capacité a augmenté par suite de l'ajout des nouvelles installations d'Acme et de Corbett Creek, mais a été en partie contrebalancée par la vente de la coentreprise Ikhil et le redéploiement des actifs de Del Bonita. En 2007, le débit a atteint en moyenne 527 mmpc/j comparativement à 555 mmpc/j en 2006. Le recul de 5 % a été principalement attribuable au fléchissement de la production naturelle et au ralentissement des activités des producteurs, en partie compensés par l'ajout de 11 mmpc/j au débit grâce aux nouvelles installations d'AltaGas situées à Clear Prairie, Clear Hills, Princess et Acme. De la baisse du débit de 28 mmpc/j, 16 mmpc/j ont été attribuables au district nord, et le reste, au district sud. Dans le district nord, la zone de forage de Wabasca a enregistré des baisses de débit de 9 mmpc/j en raison d'un programme de forage moins efficace que celui de l'exercice précédent. La baisse dans le district sud a été attribuable au ralentissement des activités des producteurs, en partie contrebalancée par une hausse du débit provenant des nouveaux puits à South Foothills. L'utilisation de la capacité a atteint 52 % en 2007, comparativement à 54 % en 2006.

Les produits nets dans le secteur Collecte et traitement sur place ont atteint 127,4 millions de dollars en 2007, comparativement à 129,7 millions de dollars en 2006. Les nouvelles installations ont fourni une contribution de 6,1 millions de dollars aux produits nets en 2007 et la hausse des taux, une contribution de 1,5 million de dollars. Ces hausses ont été contrebalancées par la baisse du débit qui a entraîné un recul de 7,6 millions de dollars des produits nets et une diminution des ajustements de péréquation courants de 1,7 million de dollars.

Les charges d'exploitation et d'administration dans le secteur Collecte et traitement sur place se sont élevées à 83,3 millions de dollars en 2007, en regard de 80,1 millions de dollars en 2006. La hausse a été principalement imputable aux nouvelles

installations, à la majoration des impôts fonciers et à la montée des charges de rémunération, partiellement compensées par la baisse des frais d'exploitation.

La dotation aux amortissements dans le secteur Collecte et traitement sur place s'est établie à 25,9 millions de dollars en 2007, comparativement à 24,2 millions de dollars en 2006. L'augmentation tient aux installations nouvelles et agrandies, et a été en partie contrebalancée par la vente de la participation dans la coentreprise Ikhil et la radiation de l'écart d'acquisition au quatrième trimestre de 2006.

**Perspectives du secteur Collecte et traitement sur place**

L'acquisition de Taylor conclue en janvier 2008 a permis au secteur Collecte et traitement sur place d'intégrer le complexe RET dans ses activités de collecte et de traitement. Le complexe RET comprend trois installations de traitement de gaz naturel interreliées situées à environ 40 km au nord de Lethbridge; il peut traiter à la fois du gaz naturel corrosif et non corrosif, et fournit des services de collecte et de traitement à environ 55 producteurs détenant approximativement 1 200 puits de production. Le débit moyen du complexe RET s'est établi à 57 mmpc/j au cours du quatrième trimestre de 2007.

Le secteur Collecte et traitement sur place s'attend à présenter des résultats plus élevés en 2008 comparativement à 2007. La hausse est attribuable à l'ajout du complexe RET, aux nouveaux contrats à tarifs supérieurs, à l'optimisation des installations et à l'augmentation du recouvrement des frais d'exploitation. AltaGas s'attend à une hausse du débit en 2008 par rapport à 2007 en raison surtout de l'ajout des installations de RET.

AltaGas travaille avec les clients pour optimiser les actifs sous-utilisés. L'installation sous-utilisée de Sedgewick devrait être reliée aux installations pleinement utilisées de Killan et Iron Creek afin d'assurer la déviation du gaz vers Sedgewick et d'obtenir un traitement combiné accru pour les trois installations. AltaGas prévoit agrandir son infrastructure de collecte et de traitement sur place en 2008 au moyen de l'acquisition et du développement de nouvelles installations, alors que les producteurs cherchent à réaffecter le capital des installations de traitement à leurs principales activités d'exploration et de production. De plus, la hausse des activités de forage et des activités des producteurs dans les zones du méthane houiller (MH) du nord-ouest de l'Alberta et du nord-est de la Colombie-Britannique devrait fournir des occasions d'expansion, d'acquisition et de développement d'infrastructures de collecte et de traitement. AltaGas s'attend à dépenser environ 50 millions de dollars pour agrandir et optimiser ses infrastructures de collecte et de traitement en 2008, y compris les réseaux de collecte, les hausses de capacité et les améliorations des installations de traitement de gaz corrosif.

AltaGas a constaté un déclin du débit, principalement causé par la baisse des activités de forage et le fléchissement de la production naturelle. Les activités des producteurs ont été influencées par la baisse de rentabilité et l'incertitude entourant le nouveau régime de redevances de l'Alberta. AltaGas s'attend à une reprise des activités des producteurs en 2008, compte tenu du recul des frais d'exploitation moyens, de la vigueur des prix du gaz naturel par rapport aux creux enregistrés en 2007 et l'achèvement de l'examen du régime de redevances de l'Alberta qui devrait diminuer l'incertitude au sein du secteur. En conséquence, AltaGas prévoit que la demande pour des installations de collecte et de traitement sera plus forte, ce qui compensera l'incidence des fléchissements de la production naturelle.

**Stratégie et possibilités commerciales**

Le secteur Collecte et traitement sur place fournit à ses clients des services de collecte et de traitement sécuritaires et fiables, ainsi que des services accessoires. La stratégie vise principalement à augmenter la rentabilité de l'infrastructure existante, à accroître la part du marché, à gérer la production future de méthane houiller de l'Alberta et à se déployer vers l'ouest pour miser sur les activités accrues d'exploration et de forage. Même si le BSOC est considéré comme un bassin ayant atteint sa maturité, AltaGas demeure convaincue que la demande à long terme pour le gaz naturel, les prix soutenus du gaz naturel et les améliorations apportées aux technologies de forage et d'exploration favoriseront la viabilité à long terme du BSOC.

La stratégie d'AltaGas est la suivante :

- Maximiser la rentabilité de son infrastructure existante de collecte et de traitement sur place :
  - accroître les produits en convertissant les contrats de manière à recouvrer les frais d'exploitation et à toucher des honoraires établis en fonction du marché;

  - offrir des modalités contractuelles souples et un accès équitable à tous les producteurs;
  - améliorer l'efficience opérationnelle au moyen de regroupements, de la revalorisation des usines et de l'intégration à d'autres secteurs d'activité;
  - intégrer le soutien opérationnel pour les centrales de pointe;
  - gérer les coûts et améliorer la fiabilité.
- Assurer l'expansion de son infrastructure de collecte et de traitement sur place :
  - faire une percée dans des créneaux de production de gaz non conventionnels tels que le méthane houiller, le gaz bitumineux et le gaz de formation imperméable pour lesquels une infrastructure spécialisée est nécessaire pour répondre aux besoins de traitement;
  - faire une percée dans des créneaux à demande élevée des producteurs, soit les infrastructures de collecte et de traitement de gaz, comme dans le nord-ouest de l'Alberta et le nord-est de la Colombie-Britannique;
  - investir dans des actifs mobiles pouvant être facilement et rapidement redéployés dans de nouveaux emplacements, améliorant la flexibilité et la rentabilité de l'exploitation et satisfaire avec célérité aux exigences des producteurs;
  - accroître les intérêts économiques directs pour contrôler l'exploitation, maximiser l'efficience et réduire les frais d'exploitation;
  - acquérir des actifs sous-utilisés recelant un potentiel d'amélioration en augmentant le débit dans des secteurs où la production est censée soutenir l'investissement;
  - construire ou acquérir et brancher des installations complémentaires visant à créer d'importants complexes d'installations afin de réaliser des synergies opérationnelles.

AltaGas dispose de nombreuses occasions pour mettre en application sa stratégie dans le secteur Collecte et traitement sur place afin de répondre aux besoins actuels et futurs de ses clients en matière de collecte et de traitement. En plus de son réseau d'environ 6 500 km de conduites de collecte, de sa capacité de traitement importante, de son potentiel d'expansion ainsi que de son accès à des conduites de transport en aval qui offrent aux clients des possibilités de mise en marché diversifiées, près de 80 % des installations de compression sont montées sur des plateformes, ce qui permet à AltaGas de les déplacer rapidement et à un coût abordable pour répondre aux besoins changeants de traitement de ses clients. À l'heure actuelle, la majeure partie des infrastructures de collecte et de traitement dans l'Ouest canadien est détenue par des producteurs de pétrole et de gaz, et 15 % à 20 % des volumes du BSOC sont traités par des sociétés indépendantes, dont 3 % par AltaGas. AltaGas est d'avis que ses solides compétences opérationnelles et la mobilité de ses actifs créent des occasions de travailler avec des clients afin de fournir des services de collecte et de traitement sur place rentables et efficients.

La mise en valeur de nouvelles zones est en grande partie attribuable aux programmes de forage de la clientèle existante et croissante d'AltaGas. L'analyse des réserves indique qu'il existe des occasions importantes d'accroître la production de gaz naturel, y compris les réserves non conventionnelles dans le BSOC, bon nombre se trouvant dans des zones où l'infrastructure de collecte et de traitement est limitée et offrant ainsi des possibilités de placement dans de nouvelles infrastructures.

AltaGas pourrait avoir des occasions accrues d'acquérir des installations de collecte et de traitement auprès de producteurs ou de construire de telles installations pour des producteurs qui préfèrent affecter leur capital à des activités d'exploration et de production plutôt qu'à des activités non essentielles, comme le traitement.

Les zones existantes de collecte et de traitement sur place ont souvent des réseaux de collecte et de traitement qui les avoisinent ou les chevauchent. Au fur et à mesure qu'AltaGas a pris de l'essor, les occasions d'expansion par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants ont augmenté.

AltaGas améliore aussi la valeur de son infrastructure de collecte et de traitement en l'intégrant aux autres secteurs d'activité. La gamme de services intégrés qui en résulte, comme le transport du gaz naturel, l'extraction de LGN et de gaz naturel, et la mise en marché des LGN accroît la valeur pour ses clients et pour ses investisseurs.

**Gestion du risque**

Les installations de collecte et de traitement d'AltaGas traitent ou transportent du gaz naturel provenant du BSOC. Le débit à ces installations dépend de divers facteurs, notamment le degré d'exploration et de mise en valeur du BSOC, la dynamique de l'offre et de la demande à long terme pour le gaz naturel qui se répercute sur le prix du gaz naturel à plus long terme et le cadre réglementaire régissant les activités des sociétés du marché du gaz naturel. Par conséquent, AltaGas peut être exposée à une baisse des flux de la trésorerie et de rentabilité découlant du fléchissement de la production naturelle et de la montée des frais d'exploitation. AltaGas gère son exposition au risque financier dans le secteur Collecte et traitement sur place en utilisant les stratégies décrites dans le tableau suivant.

| Risques | Stratégies et capacité organisationnelle pour atténuer les risques | Indicateurs et réalisations |
|---|---|---|
| Baisses de volume dans le BSOC | • Les dispositions contractuelles visent, entre autres, l'achat ferme, le recouvrement du coût en capital, la zone d'intérêt réciproque, la concession géographique avec droit de désengagement lié à l'économie, la durée et le type de services, ainsi que les engagements d'investissement fermes. | • De nouveaux contrats en 2007 comportaient des dispositions d'achat ferme.<br>• De nouvelles installations et expansions sont soutenues par des contrats d'achat ferme.<br>• Des produits de 2,5 millions de dollars ont été réalisés en 2007 par suite d'achats insuffisants aux termes de contrats d'achats fermes.<br>• 29 des 30 zones d'exploitation disposent de modalités contractuelles relatives à des zones d'intérêt réciproque. |
| | • AltaGas possède de vastes réseaux de collecte et des installations de traitement mobiles et peut rapidement déployer des actifs en réponse aux besoins découlant des activités de forage et à la variabilité des volumes des clients. | • Près de 80 % des installations de compression sont montées sur des plateformes.<br>• Six compresseurs ont été déplacés pour optimiser la puissance et réduire les charges dans la zone de Cold Lake.<br>• AltaGas a déplacé environ 40 pièces d'équipement en 2007 pour répondre aux demandes des producteurs. |
| | • La diversité est accrue sur le plan géographique et de la clientèle pour réduire l'exposition à un client ou à une zone du BSOC. | • Environ 250 clients, dont l'apport aux produits nets du secteur Collecte et traitement sur place n'a pas individuellement dépassé 6 % en 2007.<br>• Les dix clients les plus importants ont représenté 13 % des produits nets consolidés en 2007.<br>• Il y a 77 installations de traitement de gaz naturel dans 30 zones d'exploitation du BSOC réparties dans trois provinces.<br>• Une nouvelle usine de traitement du méthane houiller a été conçue par Acme. |
| | • Percée dans des créneaux d'activités importants des producteurs, nouvelles sources d'approvisionnement (y compris non conventionnelles) et installations de traitement à utilisation limitée ou pleinement utilisées. | • L'usine d'Acme a été construite et l'usine de Corbett Creek et des réseaux de collecte de gaz connexes ont été acquis. Ces installations sont utilisées particulièrement pour le traitement du méthane houiller.<br>• Trois installations ont été acquises dans le sud de l'Alberta par suite de l'acquisition de Taylor, dans une zone non desservie auparavant par AltaGas. |

| | | |
|---|---|---|
| Augmentation des frais d'exploitation | • Les dispositions contractuelles permettent de recouvrer les frais d'exploitation réels.<br>• D'importantes participations financières directes dans des installations sont acquises et exploitées afin de contrôler et d'optimiser les activités, de maximiser l'efficience et le débit, et de satisfaire à la demande des clients. | • 79 % des contrats sont indexés à l'indice des prix de consommation.<br>• 39 % des frais d'exploitation ont été recouvrés directement auprès des clients en 2007.<br>• La hausse des contrats permet de recouvrer de 45 à 50 % des frais d'exploitation en 2008.<br>• Les frais d'exploitation sont restés stables en 2007.<br>• La moyenne des participations financières directes dans des actifs s'est établie à 91 %.<br>• Exploitation de 74 des 77 installations de collecte et de traitement sur place. |
| Variation des prix du gaz naturel | • Structure de redevances à façon, non tributaire du prix des marchandises; produits d'exploitation tributaires des volumes traités. | • La plupart des contrats de traitement comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par mpc de débit. |
| Environnement et sécurité | • AltaGas a des systèmes de gestion environnementale et de sécurité éprouvés qu'elle cherche constamment à améliorer. | • Les usines de gaz de Princess et de Turin ont continué d'utiliser le système d'injection de gaz sulfureux, ne causant presque aucune émission de dioxyde de carbone et de dioxyde de soufre. |
| Modifications imposées par les gouvernements et les organismes de réglementation | • Une étroite collaboration est établie entre le personnel des organismes de réglementation et celui responsable des activités commerciales dans le cadre du suivi et de l'analyse des questions réglementaires. | • Participation active dans les comités et les forums du secteur portant sur la réglementation.<br>• Les activités des producteurs de méthane houiller ont augmenté en raison de la hausse de la demande pour les installations de traitement d'AltaGas découlant du nouveau régime de redevances de l'Alberta. |

## EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend des participations dans quatre usines d'extraction d'éthane et de LGN, une installation de fractionnement, cinq réseaux de transport de gaz naturel et un gazoduc de condensats. L'acquisition de Taylor en janvier 2008 a permis d'ajouter une usine d'extraction en propriété exclusive et deux gazoducs de LGN en Alberta, d'augmenter la participation d'AltaGas dans l'usine de Joffre, laquelle est passée de 50 % à 100 %, et d'obtenir une participation dans une usine d'extraction en Colombie-Britannique.

### Extraction

> **Participation dans 6 des 10** installations d'extraction au Canada

AltaGas possède une capacité de traitement au moyen de ses participations dans deux usines d'extraction à Empress (Alberta), une usine d'extraction à Joffre (Alberta) et une autre à Edmonton (Alberta). L'installation de fractionnement au champ de Bantry d'AltaGas fait aussi partie des activités d'extraction. Les usines d'extraction assurent des produits d'exploitation stables découlant de contrats à prix forfaitaire ou au coût du service ainsi que des produits d'exploitation fondés sur les marges. La capacité nette d'amenée de gaz brut autorisée d'AltaGas à ces usines était de 554 mmpc/j au 31 décembre 2007. Par suite de l'acquisition de Taylor, conclue le 10 janvier 2008, AltaGas a ajouté à ses actifs le complexe Harmattan (Alberta), une participation dans l'usine d'extraction de Younger (Colombie-Britannique) et a une participation portée à 100 % dans l'usine d'extraction de Joffre (Alberta). Le complexe Harmattan a une capacité d'amenée autorisée de 490 mmpc/j, une unité d'extraction de LGN par dégazolinage «coupes lourdes», une capacité nette de fractionnement des LGN de 25 000 b/j et des installations de terminal de LGN. L'usine d'extraction de Younger, qui possède une participation de 56,7 % dans les activités d'extraction de LGN, a une capacité nette de traitement de 425 mmpc/j, et détient une participation de 100 % dans les installations de fractionnement et de terminal de LGN, lesquelles sont dotées d'une capacité nette de 25 000 b/j. La participation additionnelle dans l'usine de Joffre a ajouté une capacité nette de 125 mmpc/j et des installations de terminal d'une capacité nette de 5 200 b/j. AltaGas exploite l'usine d'extraction d'éthane d'Edmonton, l'usine d'extraction de Joffre, l'installation au champ de Bantry et l'usine d'extraction de Younger.

**Production – usines d'extraction**

*Barils par jour*


20
0
7,6
13,4
19,4
19,7
2003
2004
2005
2006
2007

La valeur de l'extraction de l'éthane et des LGN est tributaire de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme marchandises vendables distinctes et leur valeur en tant qu'éléments constitutifs du débit du gaz naturel. Si les composantes ne sont pas extraites, elles sont vendues comme du gaz naturel pour leur valeur calorifique au prix courant du gaz naturel. Sous forme d'éthane et de LGN, les composantes sont vendues à des prix plus élevés reflétant la valeur individuelle supérieure de chacune. Dans la plupart des cas, les LGN récupérés aux usines d'extraction et de traitement de gaz naturel de l'Ouest canadien sont livrés dans un réseau de gazoducs qui les collecte et les achemine à Fort Saskatchewan (Alberta) ou à Sarnia (Ontario). Les LGN sont utilisés comme source d'énergie et comme matière première dans le secteur pétrochimique et le secteur du raffinage du pétrole brut. Les LGN, spécialement l'éthane, servent de matières premières pour la production de l'éthylène.

Les propriétaires d'installations d'extraction ont le droit d'extraire des liquides du débit de gaz naturel soit directement en qualité de propriétaire du gaz, soit aux termes de contrats d'extraction des LGN. Aux termes d'une entente commerciale type, le propriétaire d'une usine d'extraction d'éthane et de LGN conclut un contrat avec les expéditeurs sur un réseau de transport de gaz pour obtenir le droit d'extraire l'éthane et les LGN du gaz naturel de l'expéditeur. En retirant l'éthane et les LGN, l'usine d'extraction extrait, en fait, ou réduit en partie l'énergie contenue dans le gaz naturel de l'expéditeur. Le propriétaire de l'usine d'extraction verse à l'expéditeur un paiement relatif à l'énergie extraite ou achète un volume suffisant de gaz naturel sur le marché pour remplacer l'énergie extraite, gardant ainsi entier le volume de l'expéditeur. Le gaz ainsi acheté est désigné en tant que gaz d'appoint ou de rattrapage. Les modalités des contrats d'extraction peuvent prévoir un traitement ferme ou interruptible, et la durée de ces contrats peut varier entre un mois et plusieurs années. À l'heure actuelle, la majorité des contrats d'extraction d'AltaGas sont des ententes d'une durée de plusieurs années.

**Transport**

AltaGas est propriétaire de cinq réseaux de transport de gaz naturel et d'un gazoduc de condensats. En date de l'acquisition de Taylor le 10 janvier 2008, le secteur du transport inclut le réseau de livraison d'éthylène (EDS) et le gazoduc de charges d'alimentation de Joffre (JFP). Le réseau EDS est utilisé pour le transport de l'éthylène, qui est le principal produit issu du complexe pétrochimique de NOVA Chemicals à Joffre, aux clients du secteur et aux installations de stockage des zones d'Edmonton et de la Saskatchewan. Il consiste en une conduite de 12 pouces de diamètre qui s'étend sur 180 kilomètres et est dotée d'une capacité de 90 000 b/j. Le gazoduc JFP transporte les LGN de Fort Saskatchewan au complexe pétrochimique de NOVA Chemicals à Joffre; il consiste en une conduite de 10 pouces de diamètre qui s'étend sur 180 kilomètres et est dotée d'une capacité de 50 000 b/j.

Le réseau de Suffield, dans le sud-est de l'Alberta, doté d'une capacité de 400 mmpc/j, a représenté 72 % des produits nets en matière de transport en 2007. La plus grande partie de la capacité du réseau de Suffield est actuellement achetée par EnCana aux termes d'engagements de transport fermes en fonction du volume qui expireront en 2022 et seront renouvelables tous les ans par la suite.

Les engagements relatifs aux volumes devraient augmenter annuellement, passant d'environ 370 000 GJ/j en 2007 à environ 406 000 GJ/j en 2010, et baisseront par la suite.

AltaGas est propriétaire exploitante de la plus grande partie du réseau de transport de gaz naturel de Cold Lake, qui consiste en 39 points de réception et 36 points de livraison (dont quatre interconnexions de gazoducs). Le pipeline Kahntah transporte du gaz naturel de la Colombie-Britannique à l'Alberta, et le contrat s'y rapportant est négocié chaque année. Le gazoduc Porcupine Hills, dans le sud-ouest de l'Alberta, est un gazoduc à expéditeur unique de condensats. Les gazoducs Summerdale et Battle Lake transportent du gaz naturel vers le centre de l'Alberta.

**Résultats d'exploitation**

| **Résultats financiers** (en millions de dollars) | **2007** | 2006 |
|---|---|---|
| Produits | **142,9** | 149,1 |
| Produits nets | **67,4** | 63,2 |
| Charges d'exploitation et d'administration | **20,3** | 20,3 |
| Dotation aux amortissements | **8,0** | 7,7 |
| Bénéfice d'exploitation | **39,1** | 35,2 |

| **Statistiques d'exploitation** | **2007** | 2006 |
|---|---|---|
| Capacité d'amenée (mmpc/j)[1] | **554** | 554 |
| Volumes d'extraction (b/j)[2] | **20 108** | 19 696 |
| Volumes transportés (mmpc/j)[2, 3] | **407** | 400 |
| Différentiels de fractionnement ($/b)[2, 4] | **21,38 $** | 18,47 $ |

1) Au 31 décembre.
2) Moyenne de la période.
3) Exclut les volumes du gazoduc de condensats.
4) AltaGas fait état d'un différentiel de fractionnement indicatif, ou marge de LGN, exprimé en dollars par baril de LGN, fondé sur les montants déclarés par Edmonton pour le propane, le butane et les condensats, et sur le prix quotidien du gaz naturel selon l'AECO.

**Actifs du secteur Extraction et transport**


COLOMBIE-
BRITANNIQUE
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
GAZ
ÉLECTRICITÉ

Au 3 mars 2008

Le bénéfice d'exploitation du secteur Extraction et transport en 2007 s'est établi à 39,1 millions de dollars, une hausse par rapport à 35,2 millions de dollars en 2006. La hausse est surtout attribuable à l'accroissement des différentiels de fractionnement et des volumes de LGN exposés au différentiel de fractionnement dans le secteur de l'extraction et à l'agrandissement du réseau de transport de Cold Lake.

Les volumes moyens d'éthane et de LGN ont été plus élevés en 2007, surtout en raison de l'augmentation de la participation dans l'une des usines d'extraction et d'une utilisation accrue. Les volumes de transport ont légèrement augmenté, passant de 400 mmpc/j à 407 mmpc/j, surtout en raison d'une hausse des volumes sur le réseau de transport de Suffield.

Les produits nets pour 2007 ont atteint 67,4 millions de dollars, comparativement à 63,2 millions de dollars en 2006. La progression des produits nets est surtout attribuable à la hausse des différentiels de fractionnement (1,4 million de dollars) et des volumes d'extraction (1,8 million de dollars), à l'agrandissement du réseau de transport de Cold Lake et à des engagements de volumes plus élevés sur le réseau de Suffield.

Les charges d'exploitation et d'administration du secteur Extraction et transport se sont établies à 20,3 millions de dollars en 2007 et en 2006. La baisse des coûts résultant de la diminution des volumes traités par l'usine d'extraction d'Edmonton a été contrebalancée par la hausse des coûts de l'une des installations d'Empress découlant d'une participation accrue.

La dotation aux amortissements s'est établie à 8,0 millions de dollars en 2007, en regard de 7,7 millions de dollars en 2006. Le progression est attribuable à l'augmentation de la participation dans l'une des usines d'Empress et au projet de récupération de l'éthane améliorée à l'usine d'extraction d'Edmonton.

**Perspectives du secteur Extraction et transport**

Le secteur Extraction et transport devrait afficher une hausse importante des résultats en 2008. L'acquisition de Taylor a ajouté une capacité d'amenée d'environ 1 gpc/j, une production de LGN de 23 500 b/j et une capacité de transport de 140 000 b/j. Le bénéfice d'exploitation du secteur Extraction et transport, en pourcentage du bénéfice d'exploitation global de tous les secteurs de l'entreprise, devrait augmenter pour passer de 25 % en 2007 à environ 40 % en 2008. De plus, les volumes devraient aussi augmenter en raison des occasions d'optimiser et d'améliorer l'infrastructure et de regrouper les installations d'extraction dans les zones d'activités d'AltaGas, entraînant une utilisation accrue et, partant, des gains plus importants.

Environ 90 % des produits provenant du secteur Extraction et transport proviennent de contrats à long terme fondés sur la rémunération au service, le coût du service et le volume minimum. Le secteur devrait continuer d'afficher une solide performance et des rendements prévisibles et stables. Les conventions commerciales sont structurées afin de gérer le risque lié aux variations des prix des marchandises, de façon que la plus grande partie des volumes soit protégée contre le risque de perte en cas de volatilité et que les volumes restants permettent à AltaGas de tirer profit d'une reprise potentielle. Ces volumes résiduels sont stimulés par les différentiels de fractionnement qui devraient rester au-dessus des niveaux historiques récemment atteints. Les prix des LGN continuent de suivre les prix du pétrole brut qui devraient rester vigoureux en 2008, alors que les prix du gaz naturel devraient rester relativement stables, entraînant des différentiels de fractionnement soutenus. Environ 12 % des volumes d'extraction sont exposés au différentiel de fractionnement et environ 45 % de ces volumes ont été couverts à environ 21 $/b pour 2008. Les volumes résiduels demeurent exposés au différentiel de fractionnement. Les prix à terme pour les différentiels de fractionnement sont situés dans la partie inférieure de la fourchette de 20 $ le baril.

Au cours du deuxième trimestre de 2008, des travaux d'entretien sont planifiés pour une durée de 23 jours dans l'une des installations; ces travaux devraient entraîner des coûts directs et une perte de bénéfice d'exploitation d'environ 4,0 millions de dollars. Au cours du troisième trimestre de 2008, des travaux d'entretien sont planifiés pour un total de 48 jours dans trois installations et devraient entraîner des coûts directs et une perte de bénéfice d'exploitation d'environ 1,8 million de dollars.

AltaGas a participé activement à l'enquête portant sur la convention d'extraction de LGN afin d'assurer que les mesures qui seront prises n'auront pas une incidence négative sur ses activités d'extraction actuelles et futures. Elle a examiné les modifications proposées à la convention d'extraction de LGN actuelle et a élaboré des stratégies d'atténuation des conséquences. Une fois ces stratégies mises en place, AltaGas croit que la conclusion de l'enquête n'aura aucune incidence notable sur ses activités d'extraction.

Le 8 mars 2007, le gouvernement de l'Alberta a présenté une loi pour réduire les émissions des gaz à effet de serre. Aux termes de la loi intitulée *Climate Change and Emissions Management Amendment Act* et du règlement connexe intitulé *Specified Gas Emitters Regulation* (SGER), les installations qui émettent plus de 100 000 tonnes de gaz à effet de serre par année doivent réduire le volume de leurs émissions de 12 % par année à compter du 1er juillet 2007. Le complexe Harmattan fait partie de la catégorie visée par la loi, étant donné que ses émissions de gaz à effet de serre dépassent légèrement le seuil de référence de 100 000 tonnes par an. Les premiers calculs de la direction visant le seuil des émissions pour 2007 indiquent que les émissions du complexe Harmattan sont inférieures au seuil de référence et que ce dernier ne sera donc pas assujetti à une amende.

Dans le secteur du transport, l'agrandissement de Cold Lake sur un exercice entier devrait contribuer à augmenter les résultats par rapport à ceux de 2007, et AltaGas prévoit entreprendre des travaux d'agrandissement similaires à ceux de Cold Lake, ce qui pourrait augmenter davantage les rendements dans ce secteur. AltaGas a signé une convention visant à utiliser une partie inutilisée du réseau de livraison d'éthylène, laquelle devrait donner lieu à une hausse des résultats en 2008.

**Stratégie et possibilités commerciales**

Le secteur Extraction et transport offre à ses clients des services de transport et de traitement sûrs et fiables. La stratégie consiste principalement à optimiser l'infrastructure actuelle et à augmenter le débit et la part de marché afin d'améliorer la rentabilité au moyen de contrats à long terme à prix forfaitaires ou au coût du service. Les principaux inducteurs

commerciaux des activités d'extraction sont les volumes d'éthane et de LGN produits, lesquels sont tributaires du volume de gaz naturel traité, de la composition du gaz naturel, de l'efficience du processus de récupération de l'usine d'extraction, de la durée des opérations à l'usine, des dispositions contractuelles et du prix des marchandises.

La stratégie du secteur Extraction et transport est la suivante :

- Maximiser la rentabilité de l'infrastructure d'extraction et de transport existante :
  - augmenter le débit et l'utilisation de l'infrastructure d'extraction et de transport existante;
  - conclure de nouveaux contrats de services afin d'accroître les rendements;
  - conclure des conventions commerciales à long terme à prix forfaitaires ou au coût du service;
  - utiliser les couvertures de différentiel de fractionnement pour bloquer les marges et réduire l'exposition au risque de volatilité du différentiel de fractionnement;
  - exploiter les usines afin d'atténuer le risque de perte lorsque les différentiels de fractionnement sont faibles;
  - miser sur les actifs et les services existants pour saisir les occasions de croissance rentables;
  - offrir des services de mise en marché, de gestion du transport et de traitement en collaboration avec les secteurs Services énergétiques et Collecte et traitement sur place.
- Agrandir son infrastructure d'extraction et de transport :
  - acquérir et mettre en valeur de nouvelles installations;
  - augmenter les intérêts économiques directs dans les installations détenues en propriété partielle.

AltaGas a de nombreuses occasions de mettre en application ses stratégies dans le secteur Extraction et transport. Les possibilités de croissance des activités d'extraction peuvent découler des modifications apportées aux usines pour accroître la récupération de produits dans les installations où AltaGas détient déjà une participation, de l'augmentation des participations dans des usines d'extraction existantes, par la construction d'installations, et de la hausse du débit au moyen de contrats d'extraction supplémentaires. Les occasions relatives aux usines d'extraction se traduisent généralement par des ententes à long terme au coût du service pour le traitement de l'éthane, conclues avec des producteurs d'éthylène de l'Alberta, des ententes à long terme à des prix forfaitaires pour le traitement des LGN, et un faible pourcentage de ventes à court terme de LGN en fonction d'un indice à Edmonton ou aux États-Unis.

L'approvisionnement en gaz naturel des usines d'extraction de Joffre et d'Edmonton dépend de la pression de la demande de gaz naturel des usagers dans le secteur pétrochimique ainsi que dans les secteurs résidentiel et commercial du centre de l'Alberta. L'économie reste vigoureuse dans la région, ce qui entraîne des volumes de gaz soutenus qui sont traités à ces usines. Les usines d'extraction d'Empress misent sur l'approvisionnement en gaz naturel provenant de l'exportation, tandis que l'usine d'extraction de Younger est approvisionnée par la région du nord-est de la Colombie-Britannique, une grande productrice de gaz naturel. La croissance de la production des LGN à Younger dépendra de la capacité d'accroître les volumes de gaz naturel traités à l'usine. Le complexe Harmattan est un important fournisseur de services dans sa zone de captage. De nombreuses autres installations dans le complexe d'Harmattan sont actuellement sous-utilisées et offrent ainsi à AltaGas des occasions de regrouper les actifs et d'en optimiser l'utilisation, et d'augmenter la rentabilité. Le projet Harmattan devrait aussi accroître la capacité de traitement de l'usine; de façon générale, la nature diversifiée de son infrastructure d'extraction devrait permettre à AltaGas d'accroître le débit, l'utilisation et la rentabilité.

Le secteur d'extraction est aussi fortement tributaire des différentiels de fractionnement. Étant donné que les différentiels de fractionnement se situent à leur plus haut niveau historique et devraient rester stables dans un avenir prévisible, AltaGas s'attend à obtenir des résultats vigoureux dans ce secteur.

Les principaux inducteurs de valeur des activités de transport sont les honoraires touchés, établis selon les volumes contractuels et la capacité de transport afin de satisfaire aux exigences croissantes et nouvelles des clients en matière d'expédition du gaz vers le marché. Étant donné le caractère intégré des activités d'AltaGas, les services de transport sont souvent offerts avec les services de collecte et de traitement, de commercialisation du gaz naturel et d'extraction d'AltaGas. AltaGas travaille avec des clients en vue de créer des solutions de transport dans des zones où la capacité des gazoducs est limitée ou indisponible. Dans sa recherche d'occasions, AltaGas se concentre sur les ententes contractuelles à long terme au coût du service. La hausse des activités visant le pétrole lourd dans la région de Cold Lake devrait fournir à AltaGas des occasions additionnelles d'agrandir son réseau de Cold Lake, comme en 2007. Les activités de forage dans les

zones desservies par les autres installations de transport d'AltaGas devraient aussi offrir des possibilités d'agrandir l'infrastructure et d'accroître l'utilisation des actifs.

**Gestion du risque**

Les installations d'extraction et de transport d'AltaGas traitent ou transportent du gaz naturel, des LGN et des condensats provenant du BSOC. L'utilisation de ces installations dépend de divers facteurs, notamment de l'approvisionnement en gaz naturel, de la capacité des producteurs de gaz naturel à livrer le gaz naturel aux divers réseaux de gazoducs et aux installations de traitement, de l'évolution du prix du gaz naturel à plus long terme, de l'envergure de la demande de l'éthane et des LGN et du cadre réglementaire régissant les activités des sociétés sur le marché des LGN. Les activités d'extraction sont tributaires de la composition du gaz naturel et de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme marchandises vendables distinctes et leur valeur en tant qu'éléments constitutifs du débit du gaz naturel. AltaGas gère son exposition au risque financier dans le secteur Extraction et transport en suivant les stratégies décrites dans le tableau suivant.

| Risques | Stratégies et capacité organisationnelle pour atténuer les risques | Indicateurs et réalisations |
|---|---|---|
| Baisse du débit à long terme et variabilité de la composition du gaz | • Les dispositions contractuelles soutiennent les engagements d'ajouts d'immobilisations.<br>• Les contrats à long terme ne sont pas tributaires du volume.<br>• Une collaboration est établie avec le secteur Services énergétiques pour accroître les volumes grâce aux usines d'extraction. | • La durée de la plupart des contrats est de plusieurs années.<br>• En 2007, 75 % de la production des LGN fait l'objet d'ententes à long terme à prix forfaitaire.<br>• La production d'éthane a été vendue en vertu d'ententes à long terme au coût du service ou à un prix forfaitaire.<br>• L'utilisation aux installations d'Empress en 2007 a été supérieure à 98 %, malgré un arrêt de 23 jours en mai.<br>• 99 % des produits nets tirés du transport découlent de contrats fondés sur le coût du service, d'achat ferme ou à prix forfaitaire. |
| | • Les installations existantes sont agrandies, et des installations sont acquises ou construites. | • Le réseau de transport de gaz naturel de Cold Lake a été agrandi.<br>• L'acquisition de Taylor a été conclue et le complexe Harmattan, l'usine Younger, la participation résiduelle dans l'usine d'extraction de Joffre et deux gazoducs de LGN ont été ajoutés. |
| Variation des prix des marchandises | • Des contrats dont la durée et les frais de traitement ne sont pas tributaires du prix des marchandises sont conclus et sont assortis de modalités relatives à la rémunération au service ou au coût du service.<br>• Des opérations de couverture sont utilisées pour réduire l'exposition à la volatilité des différentiels de fractionnement et arrêter les marges lorsqu'il y a une occasion d'accroître la rentabilité. | • Les LGN sont réinjectés ou les activités d'extraction sont réduites ou suspendues lorsque la production n'est pas rentable.<br>• Moins de 9 % du volume total d'extraction a été exposé aux différentiels de fractionnement en 2007.<br>• La production d'éthane est vendue en vertu de contrats à long terme fondés sur le coût du service ou à prix forfaitaire.<br>• 75 % de la production des LGN fait l'objet d'ententes à long terme à prix forfaitaire.<br>• Les activités de transport ne sont pas directement touchées par la variation des prix des marchandises.<br>• 45 % des volumes exposés aux différentiels de fractionnement sont couverts en 2008. |

| | | |
|---|---|---|
| Augmentation des frais d'exploitation | • D'importantes participations financières directes sont acquises dans des actifs pour contrôler et optimiser l'exploitation et maximiser l'efficience.<br>• Structure tarifaire permettant de recouvrer les frais d'exploitation réels. | • Un nombre important des contrats au coût du service contribuent au recouvrement des frais d'exploitation.<br>• Certains contrats d'extraction permettent le recouvrement de certains frais d'exploitation, y compris le gaz d'appoint attribuable à cette production.<br>• Exploitant de tous les actifs de transport et de quatre des six installations d'extraction.<br>• Les programmes de gestion de l'entretien permettent d'assurer un contrôle rigoureux des coûts et la fiabilité de l'équipement. |
| Environnement et sécurité | • AltaGas possède des systèmes de gestion environnementale et de sécurité éprouvés qu'elle cherche à améliorer constamment. | • AltaGas a conservé le certificat de reconnaissance décerné par l'Alberta Human Resources and Employment. |
| Modifications imposées par les gouvernements et les organismes de réglementation | • Une étroite collaboration est établie entre le personnel des organismes de réglementation et celui responsable des activités commerciales dans le cadre du suivi et de l'analyse des points de réglementation. | • Participation active dans les comités et les forums du secteur en matière de réglementation. |

**PRODUCTION D'ÉLECTRICITÉ**

AltaGas possède une centrale de base de 353 mégawatts alimentée au charbon, au moyen de sa participation de 50 % dans les EAE de Sundance B et d'un contrat de location-acquisition visant 25 MW de capacité de pointe alimentée au gaz. La Fiducie détient aussi une participation de 25 % dans une centrale hydroélectrique au fil de l'eau de 7 MW en Colombie-Britannique par suite de l'acquisition de Taylor. La puissance installée de 378 MW d'Altagas a répondu à environ 5 % de la demande d'électricité en Alberta en 2007. De plus, en 2007, AltaGas a acheté une capacité de pointe alimentée au gaz de 14,4 MW, qui est actuellement en cours d'installation dans deux emplacements du secteur Collecte et traitement sur place en Alberta. Le secteur Production d'électricité œuvre principalement dans la vente d'électricité et les services auxiliaires sur le marché de gros de l'Alberta.

Les EAE ont été créées en 1999 en vertu du programme de déréglementation du secteur énergétique en Alberta. Elles ont été établies afin de dissocier la propriété des actifs de production d'énergie du contrôle de leur production. La participation de 50 % dans les EAE de Sundance B donne à AltaGas le droit à une cible établie de 86 % de la capacité nominale des centrales de Sundance B et des services auxiliaires jusqu'au 31 décembre 2020.

175 MW
de production d'énergie
renouvelable
en développement

Les résultats du secteur Production d'électricité sont tributaires, dans une grande mesure, de la disponibilité du producteur, des prix couverts (au titre de la partie de la capacité couverte) et des prix au comptant de l'Alberta en vigueur (au titre de la partie de la capacité non couverte). La relation entre la production, le prix au comptant et le coût des ventes est stipulée dans les EAE. En général, AltaGas est rémunérée lorsque la production d'électricité est inférieure aux niveaux cibles d'après un taux fondé sur le prix moyen au comptant des 30 jours précédents. De la même manière, si la production dépasse le niveau cible des EAE, AltaGas est tenue de verser au propriétaire de la centrale, TransAlta Corporation («TransAlta»), une rémunération fondée sur la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le prix moyen au comptant des 30 jours précédents. Le risque financier peut être positif ou négatif, selon la différence entre le prix au comptant de l'Alberta et le prix moyen au comptant des 30 jours précédents. Une grande part du coût des ventes consiste en des coûts fixes et des frais d'exploitation variables payés à TransAlta ainsi que des coûts variables de transport et des frais de négociation de l'Alberta Power Pool. Le prix du charbon acheté au moyen des EAE est fondé sur des formules prédéfinies liées à l'inflation plutôt que sur le prix en vigueur sur le marché.

De plus, AltaGas loue, exploite et entretient une capacité de production de 25 MW alimentée au gaz. Le contrat de location est entré en vigueur en septembre 2004 et comprend une option exerçable à la fin de la durée initiale de 10 ans pour prolonger la durée de 15 ans ou pour acheter les actifs. Le secteur Services énergétiques gère les besoins en gaz, et les unités sont réparties depuis l'usine d'extraction d'Edmonton. Cette capacité de production de pointe de 25 MW alimentée au gaz naturel procure une autre source d'alimentation aux activités d'électricité d'AltaGas et un soutien partiel lors des pannes à Sundance. De plus, en raison de leur grande capacité d'accélération, les usines de pointe dégagent des produits tirés de la vente d'électricité et de services auxiliaires. Des travaux de construction sont en cours pour une capacité de pointe additionnelle alimentée au gaz de 14,4 MW aux installations de traitement de gaz de Bantry et de Parkland. Lorsqu'elles seront connectées au réseau de distribution électrique, ces nouvelles centrales de pointe alimentées au gaz accroîtront de 58 % la capacité de pointe de la Fiducie et renforceront la souplesse opérationnelle et le soutien aux EAE de Sundance B.

## Résultats d'exploitation

| **Résultats financiers** (en millions de dollars) | **2007** | 2006 |
|---|---|---|
| Produits | **182,5** | 199,4 |
| Produits nets | **104,2** | 99,6 |
| Charges d'exploitation et d'administration | **2,1** | 1,3 |
| Dotation aux amortissements | **7,5** | 7,4 |
| Bénéfice d'exploitation | **94,6** | 90,9 |

| **Statistiques d'exploitation** | **2007** | 2006 |
|---|---|---|
| Volume d'électricité vendue (GWh) | **2 661** | 2 878 |
| Prix moyen obtenu à la vente d'électricité ($/MWh)[1] | **68,59** | 69,26 |
| Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1] | **66,84** | 80,48 |

1) Moyenne de la période.


$/MWh[1)]
Prix moyen reçu par AltaGas
Prix moyen quotidien de l'Alberta Power Pool
300,00 $
250,00 $
200,00 $
150,00 $
100,00 $
50,00 $
0,00 $
47,56 $
48,77 $
54,59 $
69,26 $
68,59 $
T1 T2 T3 T4 T1 T2 T3 T4 T1 T2 T3 T4 T1 T2 T3 T4 T1 T2 T3 T4
2003
2004
2005
2006
2007

[1)] Le graphique est tronqué à 300,00 $; le prix moyen quotidien de l'Alberta Power Pool a atteint le pic de 999,99 $/ MWh.

Le bénéfice d'exploitation du secteur Production d'électricité a été de 94,6 millions de dollars en 2007, en regard de 90,9 millions de dollars en 2006. La hausse est attribuable aux prix de l'électricité plus élevés reçus à l'égard des ventes couvertes, ainsi qu'à la baisse des coûts liés aux EAE et à la diminution des frais de transport. Ces augmentations ont été en partie compensées par la baisse des produits tirés des ventes non couvertes en raison du recul des prix de l'électricité au comptant de l'Alberta, de l'expiration du contrat de Genesee et des coûts engagés au titre de la conformité au SGER de l'Alberta.

Le volume d'électricité vendu en 2007 a été moins élevé qu'en 2006 en raison de l'expiration de contrat de Genesee le 31 mars 2006.

Les produits nets ont atteint 104,2 millions de dollars en 2007, comparativement à 99,6 millions de dollars en 2006. Cette hausse est attribuable à un montant de 34,6 millions de dollars tiré de la montée des prix de couverture à un montant de 9,4 millions de dollars découlant de la baisse des coûts liés aux EAE en raison d'un PCM sur 30 jours avantageux par suite de l'interruption planifiée de Sundance et aux coûts de transport moins élevés de 3,2 millions de dollars. Elle a été en partie contrebalancée par la chute des produits tirés des ventes non couvertes en raison de la baisse des prix de l'électricité au comptant en Alberta (35,8 millions de dollars), de l'expiration du contrat de Genesee (4,1 millions de dollars), des coûts de

2,0 millions de dollars engagés au titre de la conformité au SGER de l'Alberta et d'autres coûts fixes et variables d'environ 0,5 million de dollars.

Les charges d'exploitation et d'administration de 2,1 millions de dollars en 2007 ont été légèrement plus élevées que les charges de 1,3 million de dollars constatées en 2006, en raison surtout des services d'exploitation et de maintenance qu'AltaGas a commencé à fournir aux centrales de pointe louées en mars 2007.

La dotation aux amortissements, qui s'est établie à 7,5 millions de dollars en 2007, est demeurée comparable au montant de 7,4 millions de dollars enregistré en 2006.

**Actifs du secteur Production d'électricité**


COLOMBIE-
BRITANNIQUE
ALBERTA
SASKATCHEWAN
EDMONTON
CALGARY
GAZ
ÉLECTRICITÉ

Au 3 mars 2008

## Perspectives du secteur Production d'électricité

Le bénéfice d'exploitation du secteur Production d'électricité devrait être plus élevé en 2008 qu'en 2007. La contribution des volumes d'électricité couverts devrait être plus importante qu'en 2007 à cause des prix de couverture moyens qui s'élèvent à environ 76 $/MWh en 2008, comparativement à 66 $/MWh en 2007. Conformément au programme de couverture d'AltaGas, près des deux tiers de la production d'électricité disponible en vertu des EAE de Sundance B ont été couverts, et le tiers restant demeure exposé au prix de l'électricité au comptant en Alberta. Au début de 2008, le marché à terme pour les prix de l'électricité indique que les prix resteront relativement fermes, dans la partie inférieure de la fourchette de 70 $/MW, jusqu'en 2012. Les coûts des EAE devraient être plus élevés en 2008 en raison de la production accrue d'électricité. Cependant, puisque le prix du charbon acheté au moyen des EAE est fondé sur des formules prédéfinies liées à l'inflation plutôt que sur le prix du charbon en vigueur sur le marché, cette situation ne devrait pas avoir une incidence importante sur les coûts des EAE en 2008.

Le 27 juin 2007, le gouvernement de l'Alberta a adopté le SGER qui exige des grands émetteurs qu'ils réduisent leurs émissions de gaz à effet de serre de 12 % par année à compter du 1er juillet 2007 ou qu'ils achètent un montant équivalent de crédits compensatoires auprès de sources à l'intérieur de l'Alberta, ou qu'ils paient 15 $ par tonne d'émissions en

excédent du niveau de réduction de 12 % à un fonds de technologie provincial. Ce règlement touche l'installation de Sundance et devrait majorer les charges d'exploitation de 2008 d'environ 5 millions de dollars. Dans la mesure où ces charges peuvent être récupérées au moyen des prix plus élevés de l'électricité de l'Alberta Power Pool, ou par la réduction réelle du niveau des émissions ou par la création ou l'acquisition de crédits compensatoires, l'incidence de ces coûts sera moindre.

La nouvelle capacité de production de pointe alimentée au gaz de 14,4 MW sera intégrée aux activités courantes et devrait être mise en service au deuxième trimestre de 2008. L'installation de la capacité de production devrait coûter environ 10 millions de dollars et avoir un effet avantageux sur le bénéfice net et les flux de trésorerie une fois qu'elle sera en service.

Les produits provenant des installations de pointe alimentées au gaz sont tirés de la vente d'électricité et de services auxiliaires. Selon le prix au comptant prévu pour l'électricité et le gaz naturel en Alberta pour 2008, AltaGas s'attend à une utilisation moyenne de 20 % de ses installations de pointe alimentées au gaz. Les usines fournissent aussi des services auxiliaires qui génèrent des produits sans livraison d'électricité au réseau.

**Stratégie et possibilités commerciales**

Le secteur Production d'électricité consiste principalement en la participation de 50 % d'AltaGas dans les EAE de Sundance B, qui sont des ententes contractuelles donnant à la Fiducie le droit à une production de 353 MW d'une centrale de base alimentée au charbon de Sundance B. La stratégie de couverture actuelle de la Fiducie et ses centrales de pointe alimentées au gaz optimisent les risques financiers et opérationnels liés aux EAE. La stratégie de la Fiducie consiste à optimiser la rentabilité des actifs d'électricité existants et d'agrandir son infrastructure de production d'électricité et sa capacité opérationnelle.

La stratégie du secteur Production d'électricité d'AltaGas est la suivante :

- Maximiser la rentabilité des actifs de production d'électricité existants :
  - évaluer, modifier et préciser les stratégies de couverture d'électricité selon les besoins afin d'augmenter la stabilité des gains et la croissance des EAE de Sundance;
  - répartir la capacité de pointe alimentée au gaz en temps réel pour maximiser les produits tirés de l'électricité et des services auxiliaires;
  - relever et saisir les occasions de créer de la valeur dans le cadre de la réglementation des émissions de gaz à effet de serre;
  - miser sur les synergies internes et les efforts visant l'intégration dans les autres secteurs d'activité.
- Agrandir son infrastructure d'électricité :
  - acquérir et développer une infrastructure d'électricité soutenue par des facteurs fondamentaux favorables de l'offre et la demande;
  - acquérir et développer des projets de production d'électricité en vertu de contrats de vente d'électricité à long terme;
  - diversifier le portefeuille de production d'électricité sur le plan géographique et par source de combustible;
  - développer une capacité de production pour d'autres sources de combustible;
  - tabler sur la demande croissante en énergie propre en investissant dans le développement de projets visant l'énergie propre et l'énergie renouvelable partout au Canada et dans le nord des États-Unis;
  - saisir de nouvelles possibilités en concluant d'autres EAE en Alberta et dans d'autres provinces.

Les facteurs fondamentaux de l'offre et de la demande sur lesquels s'appuie le secteur Production d'électricité demeurent favorables en Amérique du nord. AltaGas prévoit que les prix de l'électricité demeureront élevés, spécialement en Alberta où la Fiducie est le plus exposée aux prix de l'électricité. Cette conjoncture devrait favoriser la rentabilité des actifs de production d'électricité d'AltaGas, permettant à celle-ci de tirer des produits plus élevés de la vente d'électricité et de services auxiliaires. Les prix de l'électricité devraient demeurer élevés en raison du resserrement de la marge des réserves d'électricité en Alberta étant donné que les contraintes de transport reportent l'établissement de nouvelles installations de production. En décembre 2007, l'Alberta Electric System Operator (AESO) a publié un rapport intitulé *Future Demand and Energy Outlook, 2007-2027* qui prévoit la croissance de la demande provinciale à un taux annuel moyen de 3,2 % au cours des cinq prochaines années. Compte tenu des prévisions concernant l'offre et la demande, AltaGas s'attend à ce que les marges de réserve resteront à moins de 10 % jusqu'en 2011, année où elles devraient augmenter à environ 15 %. Au début

de 2008, les prix à terme pour l'électricité indiquent que ces derniers resteront relativement fermes et dans la partie inférieure de la fourchette de 70 $/MW jusqu'en 2012. Au 31 décembre 2007, 93 % de la capacité de production d'AltaGas était générée par une centrale de base alimentée au charbon, à faible coût, donnant lieu à des bénéfices futurs importants dans cette conjoncture de marché.

Des occasions de développer et d'acquérir des installations de production d'électricité sont susceptibles de survenir étant donné la croissance de la demande en Amérique du Nord pour des sources d'énergie plus propres comme le gaz naturel, l'eau et le vent. Le déclassement prévu des centrales thermiques en Ontario, et celui de l'Alberta commençant en 2010, pourraient offrir des possibilités de croissance additionnelles au moyen du développement et de l'acquisition de nouvelles capacités de production. En 2006, AltaGas a établi des relations avec des promoteurs de production d'électricité en vue de poursuivre sa stratégie d'accroître son portefeuille d'énergie renouvelable. En 2007, la Fiducie détenait 100 % de BMWLP, lequel possède le parc éolien de Bear Mountain en construction près de Dawson Creek (Colombie-Britannique). En juillet 2007, GEDLP, détenue à 50 % par AltaGas, a répondu à l'appel d'offres de Manitoba Hydro portant sur la production de 300 MW d'énergie éolienne. Bien que la soumission de GEDLP n'ait pas été retenue, cette dernière pourrait faire d'autres offres pour des projets dans le cadre d'appels d'offres futurs.

Le secteur Production d'électricité devrait enregistrer une croissance par suite de la construction du parc éolien de Bear Mountain dont la mise en service est prévue en novembre 2009. Actuellement, AltaGas détient 100 % du parc éolien de Bear Mountain et compte faire appel à un ou plusieurs investisseurs, ce qui réduirait sa participation dans le projet à environ 45 %. De plus, AltaGas a entrepris plusieurs projets hydroélectriques au fil de l'eau, dont deux usines de 10 MW soutenues par des ententes d'achat d'électricité d'une durée de 40 ans avec BC Hydro, qui en sont actuellement à l'étape d'obtention des permis et des licences. Ces centrales devraient être en exploitation en 2010. En février 2008, AltaGas a fait l'acquisition de quatre projets hydroélectriques potentiels au fil de l'eau dont les capacités s'échelonnent de 6,5 MW à 24 MW. Ces projets fournissent à AltaGas la capacité de constituer une production hydroélectrique d'environ 50 MW en Colombie-Britannique. GEDLP a aussi développé un portefeuille de projets d'électricité au Canada et aux États-Unis qui, de l'avis de la Fiducie, stimulera la croissance de son infrastructure d'électricité.

**Gestion du risque**

Les principaux risques des activités de production d'électricité sont les prix de l'électricité, le coût de l'électricité, le volume de production de l'électricité, le risque des contreparties et le risque lié à la réglementation découlant de la déréglementation du secteur de l'électricité et des lois environnementales. Les produits d'exploitation tirés de la production d'électricité sont en général fonction des volumes d'électricité, des prix de l'électricité et du coût de l'électricité. Les prix de l'électricité sont influencés par les variations de l'offre et de la demande découlant des conditions climatiques, de l'utilisation des clients, de la conjoncture et de la croissance économique. Le coût de l'électricité est tributaire des frais d'exploitation, des variations de tarifs de transport et de la réduction de l'électricité disponible à la vente, surtout à la suite de pannes et de cas de force majeure. AltaGas atténue ces risques en mettant en œuvre les stratégies décrites ci-après.

| Risques | Stratégies et capacité organisationnelle pour atténuer les risques | Indicateurs et réalisations |
|---|---|---|
| Volatilité des prix de l'électricité | • La stratégie de couverture est rigoureuse – les cibles de couverture sont approuvées par le conseil d'administration.<br>• Les opérations de couverture font l'objet d'une surveillance du comité de gestion du risque.<br>• Connaissance et expérience approfondies du marché de l'électricité de l'Alberta.<br>• Les couvertures permettent de satisfaire les exigences internes de la demande d'électricité.<br>• Propriétaire exploitant d'une centrale de pointe alimentée au gaz qui soutient les EAE de Sundance et vend de l'électricité et des services auxiliaires dans des marchés volatils. | • Les contrats de couverture financière sont d'une durée habituelle de 3 à 36 mois.<br>• Le prix de vente moyen reçu en 2007 est de 68,59 $/MWh en regard du prix moyen mensuel de l'Alberta Power Pool (borne inférieure de 48,37 $/MWh enregistrée en mai et borne supérieure de 155,73 $/MWh atteinte en juillet).<br>• Approvisionnement de 11 MW utilisé à des fins internes et d'environ 40 MW destiné aux détaillants de l'Alberta.<br>• Les centrales de pointe ont contribué pour 4,3 millions de dollars aux produits nets de 2007 par la vente d'électricité et de services auxiliaires. |

| | | |
|---|---|---|
| Volume de production d'électricité | • Les EAE établissent des niveaux de disponibilité cibles précis. TransAlta est tenue de verser à AltaGas une rémunération financière liée aux niveaux de disponibilité prescrits, soit 86 % de la capacité nominale en 2007. Cette rémunération prend la forme d'un paiement fondé sur la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PCM sur 30 jours.<br>• Diversification sur le plan géographique et des sources de combustible.<br>• Les stratégies de couverture équilibrent le ratio prix/risque opérationnel.<br>• La diversification est accrue au moyen de partenariats et d'acquisitions.<br>• Des ententes de soutien réciproques sont conclues avec un autre producteur pour fournir l'électricité à un prix forfaitaire en cas de force majeure. | • L'interruption planifiée de 2007 a eu une incidence négligeable sur les produits.<br>• La production de 25 MW alimentée au gaz naturel a procuré un soutien opérationnel partiel aux EAE de Sundance. Une capacité de pointe additionnelle de 14,4 MW est en construction.<br>• Les contrats d'achat d'électricité à court terme ont servi à atténuer l'incidence de l'interruption planifiée en 2007.<br>• Des projets d'énergie éolienne et hydroélectriques sont en cours de développement hors de l'Alberta.<br>• Antécédents d'exploitation solides à Sundance B sans perte importante découlant d'un cas de force majeure. |
| Coût de l'électricité | • Coût de l'électricité produite par des centrales alimentées au charbon selon les indices stipulés dans les EAE.<br>• Coût de l'électricité non tributaire du cours du charbon. | • Le coût de l'électricité a légèrement diminué en regard des EAE de Sundance en 2007. |
| Risque de contrepartie | • Des politiques rigoureuses en matière de crédit sont mises en place.<br>• L'évaluation du crédit de la contrepartie est effectuée périodiquement.<br>• Les seuils de crédit sont établis en utilisant des mesures de crédit conservatrices.<br>• Vulnérabilité au choc des prix et suivi rigoureux de l'incidence de celui-ci sur les liquidités. | • Toutes les contreparties de couvertures financières ont une notation de crédit de première qualité.<br>• Il n'y a eu aucun défaut de paiement des contreparties en 2007. |
| Risque de construction | • Le groupe des projets importants gère les projets de construction importants et en fait le suivi.<br>• Des contrats d'ingénierie, d'approvisionnement et de construction (IAC) sont conclus au besoin pour gérer le risque lié au coût de la construction.<br>• Politiques et procédures d'approvisionnement efficaces et choix des fournisseurs. | • Un contrat IAC a été conclu avec Enercon visant la livraison et l'installation des turbines du parc éolien de Bear Mountain. |
| Manque de soutien communautaire | • AltaGas a des services dynamiques en ce qui concerne les affaires générales et réglementaires. | • Un grand nombre d'événements sont organisés pour informer et éduquer les collectivités dans lesquelles AltaGas a entrepris des projets. |
| Risque lié à la réglementation | • Les EAE comportent des modalités relatives à l'aide financière dans le cas où des directives ou des exigences réglementaires les rendraient non rentables. | • Le personnel d'AltaGas joue un rôle d'influence au sein de comités établissant les politiques importantes du secteur et de comités de surveillance du secteur. |

| | | |
|---|---|---|
| Risque lié à l'environnement et à la sécurité | • AltaGas possède des systèmes de gestion environnementale et de sécurité éprouvés qui sont continuellement évalués aux fins d'amélioration.<br>• Axé sur la réduction de l'incidence du SGER. | • Les centrales de pointe de Bantry et de Parkland utiliseront du gaz naturel compressé pour lancer les moteurs de démarrage. Le gaz compressé sera alors capté et réutilisé dans les centrales de pointe au lieu d'être dispersé à l'air libre.<br>• Compensation possible dans les installations d'exploitation existantes d'AltaGas.<br>• Compensation possible au moyen d'une hausse des prix de l'Alberta Power Pool. |

**SERVICES ÉNERGÉTIQUES**

Le secteur Services énergétiques consiste en deux composantes principales : une entreprise de gestion énergétique qui offre des services de gestion de l'approvisionnement et de consultation en énergie et organise l'approvisionnement en gaz et en électricité des utilisateurs finaux non résidentiels; une entreprise de services gaziers qui soutient les activités des secteurs Collecte et traitement sur place, Extraction et transfert et Production d'électricité et achète et revend du gaz naturel et des services de transport et de stockage. Ce secteur comprenait également un petit portefeuille d'actifs de production de pétrole et de gaz naturel qui ont été vendus en mai 2007.

**Gestion énergétique**

Ajout de valeur
à notre entreprise d'infrastructure

Les services de gestion énergétique offrent des services de gestion de l'approvisionnement et de consultation en énergie, et organise de l'approvisionnement en gaz naturel et en électricité des utilisateurs finaux non résidentiels. Depuis le 1er janvier 2007, AltaGas offre des services de gestion énergétique sous la bannière ECNG Energy, lesquels sont assurés par les employés en poste à Burlington et à Chatham (Ontario), à Calgary (Alberta) et à Burnaby (Colombie-Britannique).

La plus grande partie des produits de gestion énergétique axés sur la rémunération des services repose sur des contrats à reconduction tacite de un an à trois ans et pouvant atteindre, dans certains cas, jusqu'à huit ans. Les honoraires gagnés sont tirés de la prestation de services de conseil et de l'administration et de la gestion de l'approvisionnement pour le compte des clients. Ces services permettent aux clients de réduire leur exposition à la volatilité des prix du gaz et de l'électricité et d'assurer que leurs ententes d'approvisionnement en énergie tiennent compte de leurs risques et objectifs budgétaires. De plus, le secteur de la gestion énergétique gère l'approvisionnement en électricité utilisée à des fins internes dans les secteurs Collecte et traitement sur place et Extraction et transport d'AltaGas, et vend de l'électricité à des utilisateurs finaux des secteurs commercial et industriel, fournissant ainsi un marché à plus long terme pour la couverture des ventes d'électricité.

Dans le cadre de ses activités de gestion énergétique, AltaGas conclut principalement avec ses clients des ententes prévoyant des mandats aux termes desquels elle leur fournit des conseils sur le plan de la gestion des prix et de l'approvisionnement en gaz et en électricité. En outre, aux termes de ces ententes, AltaGas, au nom de ses clients utilisateurs finaux, achète, gère et fixe le prix du gaz naturel et de l'électricité. AltaGas agit comme mandataire de ses clients et, en général, n'est pas exposée aux fluctuations du prix des marchandises.

**Services gaziers**

L'une des principales fonctions du secteur Services énergétiques est le soutien fourni aux infrastructures d'AltaGas. Le groupe des services gaziers conclut des contrats d'approvisionnement et de gaz d'appoint pour les installations d'extraction d'AltaGas. Il obtient par contrat et revend également de la capacité pour les gazoducs de transport d'AltaGas, fournissant des services de régulation du débit gazeux. Les services gaziers commercialisent le gaz pour les clients du secteur Collecte et traitement sur place et, par le fait même, réalisent des marges, gèrent le risque de crédit et fournissent des services à valeur ajoutée supplémentaires aux clients producteurs d'AltaGas. De plus, le groupe des services gaziers obtient par contrat et gère du gaz pour les centrales de pointe alimentées au gaz d'AltaGas.

En plus de soutenir les autres secteurs d'exploitation au sein d'AltaGas, ce groupe des services gaziers cerne les possibilités d'achat et de revente du gaz naturel, de commercialisation du gaz naturel pour les producteurs, ainsi que les possibilités d'échange, de réattribution ou de revente de la capacité des gazoducs et de stockage pour réaliser un profit. Les produits nets d'exploitation tirés de ces activités proviennent des occasions à faible risque, fondées sur les écarts de coût du transport entre les réseaux de gazoducs et sur les écarts de prix du gaz naturel d'une période à une autre. Les marges établies sont réalisées en immobilisant de façon concomitante les opérations d'achat et de vente et en gérant le risque de crédit potentiel. AltaGas offre également des services d'approvisionnement en énergie à d'importants utilisateurs industriels et services publics, et gère les besoins en transport par gazoduc de tiers d'un grand nombre de ses clients de commercialisation de gaz.

L'entreprise de services gaziers d'AltaGas conclut également des ententes de transport dans les marchés de l'est du Canada et en Alberta sous la forme d'ententes d'échange de gaz avec les clients du secteur Collecte et traitement d'AltaGas. AltaGas commercialise ou échange tous les volumes qui passent par ses réseaux de gazoducs de Cold Lake et de Summerdale. Dans une opération d'échange de gaz, AltaGas reçoit du gaz naturel des clients au moyen de ses réseaux et livre du gaz à ses clients au moyen des réseaux de TransCanada, d'ATCO ou de TransGas. En achetant ou échangeant du gaz sur ces réseaux de gazoducs et à d'autres installations, AltaGas est parvenue à réaliser des marges positives pour elle-même, tout en améliorant les rentrées nettes pour les producteurs.

Au fil des ans, AltaGas a accumulé un portefeuille d'actifs de production de pétrole et de gaz naturel par suite d'acquisitions importantes d'installations de collecte et de traitement. Ces actifs de pétrole et de gaz naturel ont été vendus au cours du deuxième trimestre de 2007.

**Résultats d'exploitation**

| **Résultats financiers** (en millions de dollars) | **2007** | 2006 |
|---|---|---|
| Produits | **1 022,5** | 948,9 |
| Produits nets | **20,9** | 24,7 |
| Charges d'exploitation et d'administration | **15,6** | 17,1 |
| Dotation aux amortissements | **3,3** | 4,8 |
| Bénéfice d'exploitation | **2,0** | 2,8 |

| **Statistiques d'exploitation** | **2007** | 2006 |
|---|---|---|
| Contrats de services de gestion énergétique[1] | **1 466** | 1 394 |
| Volumes de gaz moyens en gros mis en marché (GJ/j)[2] | **388 217** | 327 057 |

1) Contrats de services de gestion énergétique en vigueur à la fin de la période considérée.

2) Moyenne de la période. Comprend les volumes directement mis en marché, les volumes négociés au nom d'autres secteurs d'exploitation et les volumes vendus dans des opérations d'échange de gaz.

Le bénéfice d'exploitation du secteur Services énergétiques a été de 2,0 millions de dollars en 2007, en regard de 2,8 millions de dollars en 2006. Le recul a été imputable à des bénéfices non récurrents constatés en 2006 au titre des services de gestion énergétique, à la hausse des coûts du gaz dans le cadre d'un contrat d'approvisionnement en gaz naturel, à la montée des charges d'exploitation et d'administration et à la baisse des contributions provenant des actifs de production de pétrole et de gaz qui ont été vendus en date du 31 mai 2007. Ces diminutions ont été en partie compensées par la hausse des produits nets liés au transport et aux contrats sur marchandises à prix forfaitaire dans le secteur des services gaziers, à la croissance du secteur de la gestion énergétique (gaz et électricité) et à un gain avant impôts non récurrent découlant de la vente des actifs de production de pétrole et de gaz naturel.

Les produits nets ont atteint 20,9 millions de dollars en 2007, comparativement à 24,7 millions de dollars en 2006. La diminution comprenait un montant de 4,0 millions de dollars au titre de la baisse des contributions attribuable à un

fléchissement des volumes et des prix rattachés à l'exploitation des actifs de production de pétrole et de gaz naturel, un montant de 2,5 millions de dollars lié aux bénéfices non récurrents des services de gestion énergétique et un montant de 1,4 million de dollars découlant de la hausse des coûts du gaz naturel afin de respecter un contrat d'approvisionnement en gaz naturel. Cette diminution a été en partie compensée par un montant de 2,0 millions de dollars découlant d'une meilleure optimisation, du transport, des prix forfaitaires et des marges de gaz résiduelles dans le secteur des services gaziers, d'un gain avant impôts non récurrent de 1,5 million de dollars découlant de la vente des actifs de production de pétrole et de gaz naturel et d'un montant de 0,5 million de dollars relatif à la croissance des activités de gestion énergétique.

Les charges d'exploitation et d'administration se sont élevées à 15,6 millions de dollars en 2007, en regard de 17,1 millions de dollars en 2006. La baisse a été en grande partie attribuable au fléchissement des coûts liés à l'exploitation des actifs de production de pétrole et de gaz naturel (2,0 millions de dollars) et a été en partie neutralisée par la hausse de 0,5 million de dollars au titre des charges administratives.

La dotation aux amortissements s'est établie à 3,3 millions de dollars en 2007, en regard de 4,8 millions de dollars en 2006. La réduction a été surtout attribuable à la vente des actifs de production de pétrole et de gaz naturel de 1,7 million de dollars, en partie compensée par la hausse de la dotation aux amortissements de 0,2 million de dollars liée à l'ajout de nouveaux systèmes d'information pour soutenir les activités.

**Perspectives du secteur Services énergétiques**

L'infrastructure de gaz élargie obtenue dans le cadre de l'acquisition de Taylor devrait offrir au secteur Services énergétiques d'autres occasions de relever et d'exploiter les possibilités d'accroître les bénéfices tirés de ces actifs. Si la Société y parvient, cela pourrait entraîner un accroissement des bénéfices du secteur ou contribuer à la croissance des bénéfices des autres secteurs d'exploitation.

Les activités principales du secteur Services énergétiques sont les services de conseil rémunérés sur une base d'honoraires offerts aux utilisateurs finaux de gaz et d'électricité non résidentiels (gestion énergétique) et les services de mise en marché du gaz procurant une marge bénéficiaire fixe (services gaziers). AltaGas prévoit que les résultats du secteur Services énergétiques en 2008 seront légèrement inférieurs à ceux de l'exercice 2007, compte non tenu du gain tiré de la vente des actifs de production de pétrole et de gaz naturel en 2007. AltaGas prévoit une baisse des produits tirés des ventes de gaz à prix fixe en raison de la faiblesse des prix du gaz naturel. Cependant, la récente acquisition de Taylor permettra à l'entreprise de services gaziers d'accroître son étendue géographique et ses actifs en vue d'augmenter les occasions d'intégration visant à améliorer la valeur pour les porteurs de parts.

Le secteur Services énergétiques joue un rôle prépondérant dans l'augmentation de la valeur des actifs des autres secteurs d'AltaGas. Les Services énergétiques collaborent avec les autres secteurs afin d'optimiser les actifs d'AltaGas et, à ce titre, devraient contribuer à la croissance du bénéfice de tous les secteurs.

**Stratégie et possibilités commerciales**

Le secteur Services énergétiques offre des services de conseil en énergie à des utilisateurs finaux provenant des secteurs commercial et institutionnel et de petites entreprises industrielles et agricoles, et bloque les marges en achetant et en vendant du gaz naturel, du transport et du stockage. De plus, le secteur offre des services à valeur ajoutée aux secteurs Collecte et traitement sur place, Extraction et transport, et Production d'électricité, ainsi qu'aux clients de ces derniers en misant sur sa connaissance approfondie des marchés de l'énergie pour optimiser l'infrastructure d'AltaGas et augmenter la valeur.

La stratégie commerciale des Services énergétiques d'AltaGas est la suivante :

- Maximiser la rentabilité de ses activités existantes :
    - relever les occasions d'accroître les synergies et la valeur dans les infrastructures et les services d'AltaGas pour augmenter la rentabilité;
    - offrir de nouveaux services et miser sur le développement de la marque nationale;
    - accroître la pénétration du marché des services de gestion énergétique à l'échelle nationale sur le plan du gaz naturel et de l'électricité;
    - gérer le risque de crédit et de marché selon les tolérances au risque établies par le conseil;

- augmenter la rentabilité et améliorer l'avantage concurrentiel au moyen de processus communs et d'efforts de commercialisation.
- Agrandir l'infrastructure des Services énergétiques :
  - accroître l'infrastructure matérielle, notamment la capacité de stockage du gaz.

Le principal inducteur de valeur du secteur Services énergétiques consiste en les services fournis aux autres secteurs axés sur l'infrastructure. Le secteur Services énergétiques gère les contrats de contrôle et d'approvisionnement de gaz des secteurs Collecte et traitement sur place, Extraction et transport, et Production d'électricité. La stratégie d'AltaGas est de relever d'autres occasions d'augmenter la valeur de son infrastructure au moyen d'opérations et de services de soutien. Il s'agit par exemple de saisir les possibilités d'accroître les marges gagnées sur le plan du transport, de conserver le flux rentable de gaz dans les usines d'extraction et d'augmenter les services fournis aux producteurs.

Le secteur Services énergétiques fournit à AltaGas un portefeuille de contrats fondés sur des marges bloquées sur de nombreuses années. Ces contrats donnent lieu à des bénéfices et des flux de trésorerie stables et prévisibles. Toutefois, ces opérations nécessitent un soutien au crédit pour se protéger contre le risque de défaut de paiement de la part des fournisseurs et des clients. AltaGas affecte des capitaux à ce secteur en se fondant sur le profil du risque de crédit des contrats afin d'éviter une exposition excessive au risque de défaut. La Fiducie suit attentivement le profil de risque de crédit et de risque de marché des contrats à l'aide de mesures telles que l'analyse de la valeur à risque et des liquidités en cas d'incidents de crédit.

Le secteur Services énergétiques engage des charges d'administration élevées en raison de l'utilisation intensive de capital humain. AltaGas se concentre sur la marge d'exploitation exprimée en pourcentage des charges d'administration et cherche à augmenter cette mesure au moyen de l'efficience des processus communs, des efforts de commercialisation et du matériel de promotion. Le partage de sa connaissance du marché du gaz et de l'électricité avec toutes les régions et la rationalisation des activités pour servir plus efficacement les clients dans tout le Canada devraient aussi contribuer à l'accroissement des marges.

En 2007, AltaGas a annoncé son premier projet d'infrastructure dans le secteur Services énergétiques avec le développement du projet de stockage à l'aéroport de Sarnia en Ontario. Ce projet est le premier investissement d'AltaGas dans une infrastructure de stockage, lequel devrait entrer en service en 2009. L'accès à une installation de stockage près de Dawn Hub en Ontario devrait fournir à AltaGas la capacité de tirer davantage profit de sa connaissance approfondie des marchés du gaz de l'est afin d'augmenter encore plus la valeur pour les porteurs de parts. Compte tenu des facteurs fondamentaux à long terme de l'offre et la demande de gaz naturel et de l'incidence croissante du gaz naturel liquéfié sur les marchés du gaz naturel en Amérique du Nord, la capacité de stockage devrait jouer un rôle plus stratégique dans l'achat, la vente et le transport du gaz. AltaGas compte chercher d'autres occasions de croissance pour ce qui est de l'infrastructure de stockage afin d'accroître les marges des Services énergétiques.

**Gestion du risque**

Dans le secteur Services énergétiques, AltaGas livre concurrence à des sociétés de conseil et des agences de marketing. L'éventail des concurrents d'AltaGas dans le domaine des services gaziers comprend tant des entreprises individuelles que des entreprises de commercialisation et de regroupement importantes. La principale concurrence provient des services de mise en marché de grandes sociétés productrices de pétrole et de gaz. Les risques les plus notables du secteur Services énergétiques sont les risques liés aux contreparties et aux prix des marchandises. La vulnérabilité au crédit de ce secteur exige un bilan solide afin de négocier des contrats d'achat et de vente d'approvisionnement d'énergie à prix forfaitaires.

Bien que les contrats à long terme à marge fixe fournissent des bénéfices et des flux de trésorerie stables, la Fiducie adopte une approche rigoureuse à l'égard du crédit afin d'atténuer le risque de défaut des contreparties et met en œuvre les stratégies décrites ci-après.

| Risques | Stratégies et capacité organisationnelle pour atténuer les risques | Indicateurs et réalisations |
|---|---|---|
| Défaut des contreparties | • Des directives de crédit rigoureuses sont mises en place.<br>• Des seuils et notations de crédit internes sont établis.<br>• Vulnérabilité au choc des prix et suivi rigoureux de l'incidence de celui-ci sur les liquidités.<br>• Diversification de la clientèle et des fournisseurs.<br>• Le modèle d'entreprise en gestion énergétique est établi en fonction de conventions avec des mandataires où un risque de défaut de la contrepartie existe entre le fournisseur et l'utilisateur final. | • La plupart des contreparties ont une notation de crédit de première qualité.<br>• Les clients des services de gestion énergétique sont regroupés par catégorie et sont responsables solidairement du paiement des honoraires.<br>• L'apport de chaque client des services énergétiques aux produits consolidés d'AltaGas n'a pas dépassé 8 % en 2007.<br>• En 2007, AltaGas a acquis des clients dans les secteurs clés à l'échelle nationale.<br>• Le gaz naturel est acheté auprès d'une variété de fournisseurs ayant des notations de crédit de première qualité. |
| Variation des prix des marchandises | • La directive sur le risque lié au prix des marchandises interdit les opérations à des fins de spéculation.<br>• Systèmes et processus rigoureux de suivi et de communication de la conformité à la directive sur le risque lié au prix des marchandises.<br>• Connaissance approfondie des réseaux de transport et des marchés du gaz naturel.<br>• Qualité de la relation client. | • Toutes les opérations des services gaziers sont adossées à des marges bloquées.<br>• Les contrats de gestion énergétique comportent des durées de un à huit ans et sont fondés sur des honoraires bloqués.<br>• Le taux de renouvellement des prestations de services de conseils a atteint 95 % en 2007.<br>• Commercialisation et gestion du gaz des clients du secteur Collecte et traitement sur place moyennant des honoraires.<br>• AltaGas agit comme mandataire de ses clients dans le cadre de la plupart des activités de gestion énergétique et, par conséquent, ne court aucun risque direct à l'égard des prix des marchandises. |

**SIÈGE SOCIAL**

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux indirects de l'entreprise, les placements dans des entités ouvertes et fermées, et l'incidence des variations de la valeur sur les actifs et les passifs de gestion du risque. La direction prend des décisions liées à l'exploitation et évalue le rendement de ses secteurs d'exploitation en fonction des résultats atteints et à l'aide de mesures financières clés comme le rendement des capitaux propres, le rendement du capital investi et le bénéfice d'exploitation exprimé en pourcentage des produits nets, compte non tenu de l'incidence de la volatilité des prix des marchandises et des taux de change. La direction évalue l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur l'entité consolidée, puisque le risque est géré à l'échelle des portefeuilles. Par conséquent, l'incidence de la comptabilisation fondée sur l'évaluation à la valeur de marché sur le bénéfice net est présentée et évaluée dans le secteur Siège social.

| **Résultats financiers** (en millions de dollars) | **2007** | 2006 |
|---|---|---|
| Produits[1] | **5,1** | 4,4 |
| Produits nets | **6,2** | 4,4 |
| Charges d'exploitation et d'administration | **31,2** | 29,7 |
| Dotation aux amortissements | **2,3** | 2,3 |
| Perte d'exploitation | **(27,3)** | (27,6) |
| Perte d'exploitation avant gains latents sur gestion du risque | **(28,4)** | (27,6) |

1) Exclut les gains latents (pertes latentes) sur gestion du risque.

La perte d'exploitation avant les gains latents sur gestion du risque s'est établie à 28,4 millions de dollars en 2007, comparativement à 27,6 millions de dollars pour 2006. L'augmentation de la perte a été imputable à la hausse des charges administratives et informatiques et des charges de rémunération de 1,3 million de dollars et à la radiation de 1,9 million de dollars liée aux coûts engagés dans des projets de développement. Ces augmentations ont été en partie compensées par la diminution des honoraires professionnels et de conseil de 1,0 million de dollars, la hausse des charges d'administration de 0,8 million de dollars attribuées aux secteurs d'exploitation et à un gain non récurrent de 0,4 million de dollars lié au dénouement de swaps de taux d'intérêt par suite de l'émission de billets à moyen terme de 100 millions de dollars en janvier 2007. Depuis le deuxième trimestre de 2007, AltaGas a réduit son influence sur Taylor et a commencé à comptabiliser sa participation dans Taylor au coût. L'incidence du changement de méthode de comptabilisation sur la perte d'exploitation en 2007 a été négligeable.

Les produits nets ont atteint 6,2 millions de dollars en 2007, comparativement à 4,4 millions de dollars en 2006. L'augmentation a été attribuable à un gain latent de 1,1 million de dollars relatif aux contrats sur gestion du risque et aux contrats d'achat et de vente de marchandises adossés découlant de l'adoption des normes comptables en date du 1er janvier 2007 qui exigent que la juste valeur de la totalité des instruments financiers soit reflétée dans les états financiers. Au moment de l'adoption, AltaGas a comptabilisé des actifs et des passifs respectivement de 107,8 millions de dollars et 110,6 millions de dollars dans les états financiers. L'incidence nette sur les bénéfices cumulés et les autres éléments du résultat étendu au 1er janvier 2007 a été respectivement de 0,2 million de dollars et 2,6 millions de dollars. L'augmentation a également été attribuable au gain constaté par suite du dénouement de swaps de taux d'intérêt au cours du premier trimestre de 2007 de 0,4 million de dollars et à la hausse des produits tirés des placements et des intérêts de 0,3 million de dollars.

Les charges d'exploitation et d'administration se sont élevées à 31,2 millions de dollars en 2007, en regard de 29,7 millions de dollars en 2006. La hausse a été principalement liée à une charge non récurrente de 1,9 million de dollars découlant de la radiation de coûts engagés dans les projets de développement et de la montée des charges de rémunération de 0,4 million de dollars, en partie compensée par la baisse des honoraires professionnels et de conseil de 1,0 million de dollars et la diminution des frais généraux indirects de l'entreprise.

La dotation aux amortissements de 2007 a été comparable à celle de 2006.

**Perspectives du secteur Siège social**

La perte d'exploitation en 2008 devrait être plus élevée que celle enregistrée en 2007, en raison surtout de l'acquisition de Taylor et de la croissance d'AltaGas résultant de l'acquisition d'installations et de l'agrandissement des installations existantes. En 2007, Taylor a constaté des frais du siège social d'environ 8 millions de dollars sur une base normalisée. AltaGas a réalisé environ 2 millions de dollars d'économies sur le total de 3,0 millions de dollars établi au moment de l'annonce de l'acquisition de Taylor. Les produits du secteur diminueront, car AltaGas ne comptabilisera plus les revenus de placement de Taylor dans les résultats du secteur Siège social, et aussi en raison d'un recul de la participation de Utility Group qui est passée de 26,7 % à 19,6 %.

L'incidence des instruments financiers est fondée sur des estimations liées aux prix des marchandises et aux taux de change au fil du temps. Les montants réels varieront en fonction de ces inducteurs et, en conséquence, la direction ne peut prédire l'incidence des instruments financiers. Toutefois, l'incidence des normes comptables devrait être relativement faible, puisque la Fiducie utilise des instruments financiers pour gérer l'exposition aux variations du prix des marchandises et pour acheter et vendre du gaz et de l'électricité selon des marges bloquées. La Fiducie ne conclut pas d'instruments financiers à des fins de spéculation.

**CAPITAL INVESTI**

En 2007, AltaGas a acquis des immobilisations, des placements à long terme et d'autres actifs pour 86,1 millions de dollars, une hausse comparativement à 71,5 millions de dollars en 2006. La hausse a découlé de l'acquisition d'immobilisations pour 68,2 millions de dollars, de placements à long terme et d'autres actifs pour 17,9 millions de dollars, dont 20,3 millions de dollars représentaient une augmentation de la juste valeur des parts de Taylor qui ont été comptabilisées comme des actifs disponibles à la vente et 3,4 millions de dollars représentaient le coût lié à l'acquisition de Taylor, en partie contrebalancés par la distribution spéciale des actions ordinaires de Utility Group évaluées à 4,2 millions de dollars et l'élimination de 2,1 millions de dollars de prêts avancés à BMWLP. Les cessions d'immobilisations de 46,4 millions de dollars comprenaient la cession du coût d'origine des actifs de production de pétrole et de gaz naturel du secteur Services énergétiques de 30,2 millions de dollars et le coût d'origine de la participation de 14,4 millions de dollars dans la coentreprise Ikhil comptabilisée dans le secteur Collecte et traitement sur place.

Les dépenses en capital d'entretien ont totalisé 5,7 millions de dollars en 2007, en regard de 6,1 millions de dollars en 2006, dont une tranche de 4,0 millions de dollars a été incluse dans le secteur Collecte et traitement sur place en 2007. Sur les 56,2 millions de dollars dépensés pour la croissance du capital en 2007 (62,0 millions de dollars en 2006), 23,3 millions de dollars ont été consacrés au secteur Collecte et traitement sur place, dont 16,5 millions de dollars engagés pour des projets liés au MH, soit la construction de l'usine par Acme et l'acquisition de Corbett Creek et 6,5 millions de dollars engagés pour l'amélioration et l'agrandissement des installations existantes de ce secteur. Dans le secteur Production d'électricité, 13,9 millions de dollars ont été dépensés pour le projet de parc éolien de Bear Mountain et 6,6 millions de dollars ont été affectés au nouveau matériel de production de pointe et aux coûts d'installation à ce jour. De plus, AltaGas a investi 8,0 millions de dollars dans le projet de stockage de l'aéroport de Sarnia, en Ontario, dans le cadre de sa stratégie d'agrandissement de son infrastructure gazière et de diversification géographique. Des coûts de 3,4 millions de dollars ont été engagés dans le cadre de l'offre d'achat des parts en circulation de Taylor, montant qui a été plus que contrebalancé par la distribution spéciale de 4,2 millions de dollars des actions de Utility Group aux porteurs de parts d'AltaGas. Les dépenses en capital de nature administrative ont atteint 24,2 millions de dollars en 2007, soit un niveau plus élevé que celui de 3,4 millions de dollars en 2006, en raison surtout d'une hausse de 20,3 millions de dollars de la juste valeur des parts de Taylor qui avaient été comptabilisées comme des actifs disponibles à la vente.

| Pour l'exercice terminé le 31 décembre 2007 (en millions de dollars) | Collecte et traitement sur place | Extraction et transport | Production d'électricité | Services énergétiques | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Immobilisations : | 29,1 | 5,0 | 22,0 | 9,8 | 2,3 | 68,2 |
| Placements à long terme et autres actifs | - | - | (0,5) | - | 18,4 | 17,9 |
| | 29,1 | 5,0 | 21,5 | 9,8 | 20,7 | 86,1 |
| Cessions | | | | | | |
| Immobilisations | (15,9) | (0,3) | - | (30,2) | - | (46,4) |
| Capital investi net | 13,2 | 4,7 | 21,5 | (20,4) | 20,7 | 39,7 |

| Pour l'exercice terminé le 31 décembre 2007 (en millions de dollars) | Collecte et traitement sur place | Extraction et transport | Production d'électricité | Services énergétiques | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Entretien | 4,0 | 1,7 | - | - | - | 5,7 |
| Croissance | 23,3 | 3,3 | 21,5 | 9,3 | (1,2) | 56,2 |
| Administration | 1,8 | - | - | 0,5 | 21,9 | 24,2 |
| | 29,1 | 5,0 | 21,5 | 9,8 | 20,7 | 86,1 |
| Cessions | (15,9) | (0,3) | - | (30,2) | - | (46,4) |
| Capital investi net | 13,2 | 4,7 | 21,5 | (20,4) | 20,7 | 39,7 |

| Pour l'exercice terminé le 31 décembre 2006 (en millions de dollars) | Collecte et traitement sur place | Extraction et transport | Production d'électricité | Services énergétiques | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Immobilisations | 58,5 | 4,3 | - | 0,8 | 2,2 | 65,8 |
| Placements à long terme et autres actifs | - | - | 4,3 | - | 1,4 | 5,7 |
| | 58,5 | 4,3 | 4,3 | 0,8 | 3,6 | 71,5 |
| Cessions | | | | | | |
| Immobilisations | (0,8) | - | - | - | - | (0,8) |
| Capital investi net | 57,7 | 4,3 | 4,3 | 0,8 | 3,6 | 70,7 |

| Pour l'exercice terminé le 31 décembre 2006 (en millions de dollars) | Collecte et traitement sur place | Extraction et transport | Production d'électricité | Services énergétiques | Siège social | Total |
|---|---|---|---|---|---|---|
| Capital investi : | | | | | | |
| Entretien | 5,0 | 0,8 | - | 0,3 | - | 6,1 |
| Croissance | 53,3 | 3,4 | 4,3 | 0,2 | 0,8 | 62,0 |
| Administration | 0,2 | 0,1 | - | 0,3 | 2,8 | 3,4 |
| | 58,5 | 4,3 | 4,3 | 0,8 | 3,6 | 71,5 |
| Cessions | (0,8) | - | - | - | - | (0,8) |
| Capital investi net | 57,7 | 4,3 | 4,3 | 0,8 | 3,6 | 70,7 |

**INSTRUMENTS FINANCIERS**

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats dérivés financiers pour gérer son exposition aux variations du prix des marchandises, des taux d'intérêt et des taux de change, particulièrement dans le secteur Production d'électricité et selon les taux d'intérêt sur la dette. Au cours de l'exercice 2007, la Fiducie détenait des positions dans les types de dérivés suivants :

**Contrats à terme sur marchandises**

La Fiducie conclut des contrats à terme sur le gaz, l'électricité et autres marchandises pour gérer son portefeuille d'actifs et arrêter des marges sur des contrats d'achat et de vente adossés. Dans un contrat à terme, une partie accepte de livrer une quantité donnée d'un actif sous-jacent à l'autre partie à une date future à un prix donné. Les négociations du secteur Services énergétiques sont principalement fondées sur cette base.

**Swaps sur marchandises**

La Fiducie conclut des swaps fixes-variables sur le prix de l'électricité pour gérer l'exposition de son portefeuille d'actifs. Un swap fixe-variable est un accord entre deux parties visant l'échange d'un prix fixe contre un prix variable. Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. L'Alberta Power Pool fixe les prix de l'électricité selon un tarif horaire et, tandis que les prix variaient entre 0,00 $/MWh et 999,99 $/MWh en 2007, le prix au comptant moyen a été de 66,84 $/MWh pour l'exercice. AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une tranche de son portefeuille d'actifs que la direction a jugées optimales. Le prix moyen obtenu pour l'électricité par la Fiducie a été de 68,59 $/MWh en 2007. La Fiducie conclut en temps opportun des swaps fixes-variables sur les différentiels de fractionnement afin de gérer ses différentiels de fractionnement des LGN.

**Couvertures des différentiels de fractionnement des LGN**

La Fiducie conclut des swaps fixes-variables sur les différentiels de fractionnement pour gérer les différentiels de fractionnement des LGN. Les résultats du secteur Collecte et traitement sur place sont tributaires des différentiels de fractionnement. Au cours du quatrième trimestre de 2007, la Fiducie a conclu des ententes visant des différentiels de fractionnement de LGN pour 1 400 b/j à 25,50 $/b pour le premier trimestre de 2008 et pour 700 b/j à 21,50 $/b du 1er avril au 31 décembre 2008. Par suite de l'acquisition de Taylor, AltaGas a pris en charge des couvertures de différentiels de fractionnement pour 1 200 b/j additionnels à un prix moyen de 20,00 $/b du 1er janvier au 31 décembre 2008.

**Contrats à terme sur taux d'intérêt**

La Fiducie conclut des swaps de taux d'intérêt en vertu desquels des flux de trésorerie à taux fixe sont échangés contre des flux de trésorerie à taux variable. Au 31 décembre 2007, la Fiducie avait des swaps de taux d'intérêt à échéances variées totalisant 25,0 millions de dollars. Compte tenu des billets à moyen terme et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 100 % de la dette d'AltaGas.

**Contrats de change à terme**

Le risque de change créé par la négociation de conventions commerciales en devises est géré au moyen de contrats de change à terme, en vertu desquels un taux fixe est arrêté en regard d'un taux variable. Le risque de change de la Fiducie était négligeable au 31 décembre 2007. La Fiducie a conclu un certain nombre de contrats de change à terme pour couvrir son exposition à l'euro dans le cadre du projet de Bear Mountain.

**SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT**

AltaGas prévoit que les liquidités provenant de l'exploitation en 2008 seront suffisantes pour assurer le paiement des distributions de la Fiducie aux porteurs de parts et pour défrayer la majeure partie de ses dépenses en capital d'entretien et de croissance prévues au budget. Le reste de son capital de croissance prévu au budget et un certain montant des acquisitions non prévues au budget seront financés au moyen du régime de réinvestissement des distributions et des lignes de crédit existantes. Si des acquisitions plus importantes nécessitent un financement provenant d'autres sources, la direction croit, compte tenu des réussites passées, qu'AltaGas pourrait avoir accès aux marchés des capitaux propres et des capitaux d'emprunt pour obtenir du financement additionnel. Pour le moment, AltaGas ne prévoit pas, de manière

raisonnable, qu'une tendance ou qu'une incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles, à l'exception des flux de trésorerie d'exploitation qui pourraient être touchés par la composante imposable de la distribution de la Fiducie qui entrera en vigueur à compter de l'année d'imposition 2011.

Le 10 janvier 2008, AltaGas a acquis les parts de Taylor pour un prix d'achat total de 598,7 millions de dollars, dont 256,3 millions de dollars au comptant et 7,7 millions de parts de la Fiducie (incluant 0,2 million de parts échangeables) évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, une dette prise en charge de 132,5 millions de dollars et des coûts d'opération d'environ 11,0 millions de dollars qui ont été financés par des acceptations bancaires tirées sur les facilités de crédit syndiquées d'AltaGas.

**Flux de trésorerie**

| (en millions de dollars) | 2007 | 2006 |
|---|---|---|
| Flux de trésorerie d'exploitation | **183,3** | 146,9 |
| Activités d'investissement | **(63,4)** | (78,5) |
| Activités de financement | **(120,6)** | (66,9) |
| | **(0,7)** | 1,5 |

**Flux de trésorerie d'exploitation**

Les flux de trésorerie provenant de l'exploitation présentés dans les états des flux de trésorerie consolidés sont passés de 146,9 millions de dollars en 2006 à 183,3 millions de dollars en 2007, soit une hausse de 36,4 millions de dollars, ou 25 %. L'augmentation a été principalement attribuable à la baisse des éléments hors trésorerie du fonds de roulement. Les débiteurs ont diminué en raison de la baisse des volumes et des prix des marchandises, du calendrier des paiements dans le secteur Production d'électricité et des positions de stockage du gaz qui s'étaient accrues au cours du dernier semestre de 2006 pour diminuer en 2007. Le recul du fonds de roulement a été en partie contrebalancé par la baisse des créditeurs en raison du fléchissement des prix de marchandises et du calendrier de paiement des coûts en capital.

**Fonds de roulement**

| (en millions de dollars, sauf les montants des ratios) | 2007 | 2006 |
|---|---|---|
| Actif à court terme | **305,4** | 263,4 |
| Passif à court terme | **286,1** | 239,7 |
| Fonds de roulement | **19,3** | 23,7 |
| Ratio du fonds de roulement | **1,07** | 1,10 |

**Activités d'investissement**

Au cours de 2007, les flux de trésorerie affectés aux activités d'investissement de la Fiducie se sont établis à 63,4 millions de dollars, comparativement à 78,5 millions de dollars au cours de 2006. Ce recul a découlé de la baisse des acquisitions d'immobilisations en 2007, de la hausse des dépôts de clients et du produit plus élevé tiré des cessions d'actifs secondaires.

**Activités de financement**

Les flux de trésorerie affectés aux activités de financement se sont élevés à 120,6 millions de dollars en 2007, par rapport à 66,9 millions de dollars en 2006. Les importantes activités de financement effectuées en 2007 comprenaient une réduction de la dette de 44,4 millions de dollars, une augmentation des distributions versées aux porteurs de parts de 8,1 millions de dollars par rapport à 2006 et un produit moins élevé de 4,8 millions de dollars tiré du régime de réinvestissement des distributions en raison de la suspension de la composante Premium Distribution de ce régime.

## Sources de financement

**Dette en pourcentage du total de la structure du capital**

%


60
0
52,2
42,6
36,0
33,4
2003
2004
2005
2006
2007

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 31 décembre 2007, AltaGas avait un encours total de la dette de 220,7 millions de dollars, ce qui est inférieur aux 265,5 millions de dollars au 31 décembre 2006. Au 31 décembre 2007, la Fiducie avait des billets à moyen terme de 200,0 millions de dollars en circulation et avait accès à des prêts au taux préférentiel, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 31 décembre 2007, la dette bancaire de la Fiducie s'établissait à 10,0 millions de dollars et ses lettres de crédit en cours s'élevaient à 64,5 millions de dollars.

Toutes les facilités d'emprunt sont assorties de tests financiers et d'autres clauses restrictives habituelles pour ce type de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis la mise en place des facilités.

Le ratio d'endettement cible d'AltaGas (dette sur total de la structure du capital) se situe entre 40 % et 45 %. Au 31 décembre 2007, ce ratio était de 27,4 % en regard de 33,4 % au 31 décembre 2006. Le ratio de couverture d'intérêt des bénéfices de la Fiducie pour les douze derniers mois terminés le 31 décembre 2007 était de 10,65.

Dominion Bond Rating Service (DBRS) attribue à AltaGas Income Trust et aux billets à moyen terme émis par AltaGas Income Trust la notation BBB (faible). En janvier 2008, DBRS a confirmé la notation BBB (faible) pour les billets à moyen terme émis par AltaGas et une notation de stabilité de STA-3 (moyen). La notation des billets à moyen terme a été changée et est passée de stable à positive.

Standard & Poor's (S&P) attribue au crédit à long terme de la Fiducie la notation BBB- avec perspective stable, et la notation BBB- à sa dette non garantie de premier rang. En décembre 2007, S&P a reconduit sa notation d'AltaGas.

Les notations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de paiement et de la capacité d'une entité de respecter son engagement financier selon les conditions établies. Les notations de stabilité visent à communiquer l'opinion d'une agence de notation d'évaluation concernant la stabilité et la viabilité relatives du flux de distribution d'une entité comparativement à d'autres entités notées.

| **Facilités de crédit** (en millions de dollars) | **Capacité d'emprunt** | **En cours au 31 décembre 2007** | **En cours au 31 décembre 2006** |
|---|---|---|---|
| Facilité de crédit d'exploitation à vue | 50,0 | **2,8** | - |
| Facilité de lettre de crédit | 75,0 | **61,7** | 63,3 |
| Facilité de crédit d'exploitation syndiquée[1] | 300,0 | **10,0** | 154,3 |
| | 425,0 | **74,5** | 217,6 |

1) Facilité de crédit à terme renouvelable prorogeable qui peut être prorogée au-delà de la date d'échéance de la durée initiale en cours, soit le 30 septembre 2010, pour une année additionnelle.

Au 31 décembre 2007, la Fiducie détenait une facilité de lettre de crédit non garantie, renouvelable, à échéance prorogeable sur une période de trois ans de 75,0 millions de dollars (75,0 millions de dollars en 2006) auprès d'une banque à charte canadienne. Cette facilité vient à échéance le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature des montants prélevés. Au 31 décembre 2007, la Fiducie avait des lettres de crédit pour un montant de 61,7 millions de dollars (63,3 millions de dollars en 2006) en cours sur la facilité de lettre de crédit à terme renouvelable prorogeable et des

lettres de crédit de 2,8 millions de dollars (3,0 millions de dollars en 2006) en cours sur la facilité de crédit d'exploitation à vue.

**Obligations contractuelles**

| | Paiements exigibles par période | | | | |
|---|---|---|---|---|---|
| (en millions de dollars) | **Total** | **Moins de 1 an** | **1 an à 3 ans** | **4 ans à 5 ans** | **Plus de 5 ans** |
| Dette à long terme | 211,7 | 4,7 | 207,0 | - | - |
| Contrats de location-acquisition | 12,5 | 1,9 | 3,8 | 3,8 | 3,0 |
| Contrats de location-exploitation | 15,9 | 3,9 | 6,8 | 5,2 | - |
| Engagements d'achat | 150,2 | 34,4 | 115,8 | - | - |
| Total des obligations contractuelles | 390,3 | 44,9 | 333,4 | 9,0 | 3,0 |

AltaGas a signé un contrat de location-acquisition avec Maxim Energy Group Ltd. à l'égard du droit à 25 MW de capacité d'électricité de pointe alimentée au gaz et aux produits connexes des services secondaires et des ventes de pointe de cette capacité. Le contrat de location-acquisition d'une durée de 10 ans, qui est entré en vigueur le 1er septembre 2004, comprend une option exerçable à la fin de la durée initiale pour prolonger la durée de 15 ans ou pour acheter les actifs. La valeur actualisée nette du contrat de location-acquisition au 31 décembre 2007 était de 10,0 millions de dollars (11,8 millions de dollars en 2006), le solde étant exigible en versements mensuels comprenant le capital et des intérêts de 0,2 million de dollars.

La Fiducie a des contrats de location-exploitation portant sur des locaux à bureaux, du matériel de bureau et du matériel roulant. De plus, la Fiducie a des engagements d'achat pour l'établissement du projet éolien de Bear Moutain, notamment l'achat et l'installation des turbines.

**Autres engagements**

En vertu des modalités d'un contrat d'approvisionnement en gaz à long terme conclu en 1997, la Fiducie s'est engagée à livrer du gaz naturel à des prix allant de 2,34 $ le mpc en 2007 à 2,40 $ le mpc jusqu'à l'échéance du contrat en 2009. La Fiducie a conclu des contrats avec plusieurs producteurs afin de fournir les volumes aux termes de ce contrat. L'un de ces producteurs n'a pas respecté son obligation contractuelle de livraison de gaz naturel en 1999, de sorte que la Fiducie a dû assumer l'engagement de livraison de 2 845 mpc/j de ce producteur. En décembre 2006, elle a conclu avec un fournisseur tiers un contrat à prix forfaitaire pour fixer le prix de l'approvisionnement en gaz lié à l'engagement jusqu'à ce que ce dernier échoit en 2009.

**DISTRIBUTIONS**

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie distribuables durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de dépenses en capital d'entretien et de croissance, et de remboursement de la dette de la Fiducie. AltaGas a déclaré des distributions aux porteurs de parts de 118,6 millions de dollars en 2007, contre 110,8 millions de dollars en 2006.

La Fiducie a suspendu la composante Premium Distribution du régime de réinvestissement des distributions à la date des distributions en août 2007. La composante régulière du régime reste en vigueur et continuera de soutenir la stratégie de financement d'AltaGas. À l'avenir, si les conditions le justifient, la Fiducie pourrait envisager de réinstaurer la composante Premium Distribution selon les besoins en capitaux d'AltaGas et le désir de maintenir une structure de capital efficace. Bien que la composante Premium Distribution du régime soit suspendue, les participants au régime bénéficiant de cette composante continueront de recevoir des distributions en espèces régulières. Pour plus d'information sur le régime de réinvestissement des distributions, visitez le site Web d'AltaGas à l'adresse www.altagas.ca.

**Dividendes/distributions en espèces déclarées par part**


$
2,10
0
0,38
1,31
1,85
1,995
2,065
2003
2004
2005
2006
2007

Le conseil d'administration d'AltaGas General Partner Inc., délégué du fiduciaire, a augmenté sa distribution en espèces mensuelle, la faisant passer de 0,17 $ par part

(2,04 $ par part annualisée) à 0,175 $ par part (2,10 $ par part annualisée) payable le 17 septembre 2007 aux porteurs de parts inscrits le 27 août 2007. Il s'agit de la quatrième augmentation de la distribution d'AltaGas depuis sa conversion en fiducie en mai 2004. AltaGas verse des distributions en espèces le 15e jour de chaque mois aux porteurs de parts inscrits le 25e jour du mois précédent, ou le jour ouvrable suivant si cette date ou la date de clôture des registres tombe une fin de semaine ou un jour férié.

En outre, une distribution spéciale d'une action ordinaire de Utility Group Inc. pour chaque tranche de 100 parts de fiducie et parts échangeables d'AltaGas détenues le 27 août 2007 a eu lieu le 17 septembre 2007. La Fiducie a distribué 577 416 actions évaluées à 4,2 millions de dollars.

Le tableau suivant résume l'historique des distributions déclarées par AltaGas depuis 2005 :

| (en dollars par part) | **2007** | 2006 | 2005 |
|---|---|---|---|
| Premier trimestre | **0,510 $** | 0,485 $ | 0,45 $ |
| Deuxième trimestre | **0,510** | 0,495 | 0,45 |
| Troisième trimestre | **0,520** | 0,505 | 0,47 |
| Quatrième trimestre | **0,525** | 0,510 | 0,48 |
| Distribution d'actions[1] | **0,076** | - | 0,54 |
| | **2,141 $** | 1,995 $ | 2,39 $ |

1) Le 17 septembre 2007, une action de Utility Group a été émise pour chaque tranche de 100 parts de fiducie et parts échangeables détenues le 27 août 2007. Le 17 novembre 2005, une action de Utility Group a été émise pour chaque tranche de 13,9592 parts de fiducie et parts échangeables détenues le 14 novembre 2005.

En supposant qu'une part ait été détenue tout au long de 2007 aux fins de l'impôt sur les bénéfices, la Fiducie prévoit que 69,73 % des distributions totales déclarées en 2007 seront imposées en tant que revenu d'un bien, 0,22 % comme revenus de dividendes, 0,62 % comme gains en capital et 29,43 % en tant que remboursement du capital. Pour la majorité des porteurs de parts, le montant du remboursement de capital réduira le prix de base de leurs parts de fiducie aux fins du calcul des gains en capital à la cession de leurs parts. Les porteurs de parts devraient consulter un conseiller fiscal indépendant relativement aux incidences fiscales qu'ils subissent du fait d'acheter, de détenir et de céder des parts.

## RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions dans ASI contre des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

### Parts en circulation

Au 31 janvier 2008, la Fiducie comptait 63,4 millions de parts de fiducie et 2,2 millions de parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,5 milliard de dollars, d'après le cours de clôture de 23,35 $ par part de fiducie le 31 janvier 2008. Au 31 janvier 2008, il y avait 1,3 million d'options en cours et 350 967 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

## MODIFICATIONS DE CONVENTIONS COMPTABLES

### Modifications de 2007

Avec prise d'effet le 1er janvier 2007, AltaGas a adopté le chapitre révisé 1506 du *Manuel de l'Institut Canadien des Comptables Agréés* (ICCA). Ce chapitre prescrit les critères de modification de conventions comptables, de même que le traitement comptable et les informations à fournir à l'égard des modifications de conventions comptables, des modifications d'estimations comptables et des corrections d'erreurs. L'adoption de cette norme n'a pas eu d'incidence importante sur les états financiers consolidés.

*Instruments financiers*
Avec prise d'effet le 1er janvier 2007, la Fiducie a adopté prospectivement le chapitre 1530, «Résultat étendu», le chapitre 3855, «Instruments financiers – comptabilisation et évaluation», le chapitre 3865, «Couvertures», et le chapitre 3861, «Instruments financiers – informations à fournir et présentation», du *Manuel de l'ICCA*. L'incidence de l'adoption de ces nouvelles normes est reflétée dans les résultats de la Fiducie pour l'exercice, et les états financiers correspondants de l'exercice précédent n'ont pas été retraités. Bien que les nouvelles règles se soient traduites par des modifications dans la façon dont la Fiducie comptabilise ses instruments financiers, il n'y a pas eu d'incidence importante sur les résultats financiers de la Fiducie pour l'exercice considéré. Pour une description des nouvelles règles comptables et l'incidence de leur adoption sur les états financiers de la Fiducie, se reporter à la note 12 afférente aux états financiers consolidés annuels pour l'exercice terminé le 31 décembre 2007.

**Modifications comptables futures**

*Chapitre 1535, «Informations à fournir concernant le capital»*
Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

*Chapitre 3031, «Stocks»*
Le nouveau chapitre 3031 du *Manuel de l'ICCA*, «Stocks», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2008 et donne des directives sur la détermination du coût et sa comptabilisation ultérieure en charges, y compris toute dépréciation jusqu'à la valeur nette de réalisation. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

*Chapitre 3862, «Instruments financiers – informations à fournir», et chapitre 3863, «Instruments financiers – présentation»*
Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

*Normes internationales d'information financière (IFRS)*
En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC prévoit la convergence des principes comptables généralement reconnus du Canada avec les IFRS sur une période de transition prévue de cinq ans et fait état de la nécessité d'adopter ces normes au 1er janvier 2011. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des IFRS pour 2011, l'incidence financière de la transition vers les IFRS ne peut être raisonnablement évaluée à l'heure actuelle.

**ESTIMATIONS COMPTABLES CRITIQUES**

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont contenues dans les notes afférentes aux états financiers consolidés. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans des conditions différentes ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations et l'évaluation de dépréciation des actifs. La section suivante décrit les estimations comptables critiques et les hypothèses qu'AltaGas a faites et en quoi elles ont une incidence sur les résultats présentés dans les états financiers consolidés.

**Amortissement**

AltaGas effectue des évaluations de l'amortissement des immobilisations et des ententes, contrats et relations de services énergétiques. Lorsqu'il est établi que les durées de vie utile des actifs attribuées ne reflètent pas la période résiduelle estimative d'un avantage, des modifications prospectives sont apportées aux durées de vie utile amortissables de ces actifs. Les coûts capitalisés du pétrole et du gaz sont épuisés (amortis) par imputation aux résultats selon l'amortissement proportionnel au rendement sur la durée de vie utile estimative des réserves prouvées. L'amortissement est une estimation comptable critique pour les raisons suivantes :

- L'estimation de la durée de vie utile résiduelle de certains actifs comporte un certain nombre d'incertitudes;
- Les hypothèses quant aux quantités des réserves comportent aussi des incertitudes;
- Des modifications de ces hypothèses pourraient entraîner un rajustement important du montant de l'amortissement que la Fiducie constate d'une période à une autre.

**Obligations liées à la mise hors service d'immobilisations et autres coûts liés à l'environnement**

Le Fiducie constate les passifs au titre des obligations liées à la mise hors service d'immobilisations et d'autres coûts liés à l'environnement. Les obligations liées à la mise hors service d'immobilisations et autres coûts liés à l'environnement représentent une estimation comptable critique pour les raisons suivantes :

- La majeure partie des coûts de mise hors service d'immobilisations ne seront pas engagés avant un certain nombre d'années (la plupart d'entre eux sont estimés entre 2025 et 2035), obligeant ainsi la Fiducie à faire des estimations sur une longue période;
- Si les lois et règlements en matière d'environnement changent, des modifications au titre du montant et du calendrier des charges devant être engagées peuvent être apportées;
- Un changement dans l'une ou l'autre de ces estimations pourrait avoir une incidence importante sur les états financiers consolidés de la Fiducie.

**Dépréciation des actifs**

AltaGas examine les actifs à long terme et les immobilisations incorporelles ayant une durée de vie limitée lorsque des événements ou des changements de situation indiquent que la valeur comptable de ces actifs pourrait ne pas être recouvrable. La recouvrabilité est fondée sur une estimation de la valeur non actualisée des flux de trésorerie, et la mesure d'une dépréciation est fondée sur la juste valeur des actifs. Il s'agit d'une estimation comptable critique pour les raisons suivantes :

- Elle nécessite que la direction pose des hypothèses quant aux rentrées et aux sorties de fonds futures sur la durée de vie d'un actif, hypothèses qui sont appelées à changer d'une période à une autre du fait des nouvelles informations disponibles se rapportant à la détermination des hypothèses;
- La constatation d'une dépréciation peut avoir une incidence importante sur les états financiers consolidés de la Fiducie.

Pour ce qui est de l'évaluation des dépréciations, la direction a calculé la juste valeur de l'écart d'acquisition compte tenu des flux de trésorerie futurs estimatifs ainsi que des taux d'actualisation appropriés. Les estimations ont été faites de la même manière qu'aux périodes précédentes.

**ARRANGEMENTS HORS BILAN**

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un droit conservé ou éventuel sur des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

## PARTIES LIÉES

La Fiducie a vendu 83,4 millions de dollars de gaz naturel à Utility Group et a engagé des frais de transport de 0,5 million de dollars facturés par cette dernière en 2007. La Fiducie a également payé des frais de gestion de 0,4 million de dollars à Utility Group et a reçu des honoraires de gestion de 29 000 $ de cette dernière pour des services administratifs en 2007. En outre, la Fiducie a fourni des services d'exploitation à Utility Group pour un montant de 0,3 million de dollars.

Au cours de 2007, la Fiducie a vendu à Utility Group sa participation de 33,3335 % dans la coentreprise Ikhil, pour 9,0 millions de dollars. Le gain à la vente a été négligeable.

En vertu d'un bail pour des locaux de bureaux, la Fiducie paie un loyer à 2013761 Ontario Inc., qui appartient à un salarié. Des paiements d'environ 85 000 $ ont été versés en 2007 (80 000 $ en 2006). Le contrat d'une durée de cinq ans a expiré en 2007 et a été renouvelé pour une période additionnelle de un an.

## CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans des rapports déposés ou soumis en vertu des lois applicables est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

Conformément au règlement multilatéral 52-109 (Attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs), une évaluation a été effectuée par la direction, sous la supervision de la direction et avec la participation de celle-ci, y compris le président du conseil et chef de la direction et le chef des finances, à l'égard de l'efficacité des contrôles et procédures de communication de l'information, à la date de la clôture de la période couverte par le présent rapport. Compte tenu de cette évaluation, le chef de la direction et le chef des finances sont arrivés à la conclusion que les contrôles et procédures de communication de l'information étaient efficaces au 31 décembre 2007 pour fournir l'assurance raisonnable que l'information devant être communiquée est consignée, traitée, condensée et présentée dans les délais prévus par les règlements et les formulaires de la Commission des valeurs mobilières de l'Ontario.

## CONTRÔLE INTERNE À L'ÉGARD DE L'INFORMATION FINANCIÈRE

La direction de la Fiducie est responsable de la mise en place et du maintien d'un contrôle interne à l'égard de l'information financière. Tous les systèmes de contrôle interne, peu importe la qualité de leur conception, ont leur limite. Ainsi, un système de conception très efficace ne peut fournir qu'une assurance raisonnable à l'égard de la préparation et de la présentation des états financiers.

La Fiducie a utilisé le cadre du Committee of Sponsoring Organizations de la Commission Treadway (COSO) pour évaluer la conception du contrôle interne à l'égard de l'information financière.

Au 31 décembre 2007, la direction a évalué la conception du contrôle interne de la Fiducie à l'égard de l'information financière et a conclu que ce contrôle interne était conçu de manière adéquate pour fournir une assurance raisonnable quant à la fiabilité de l'information financière et de la préparation des états financiers à l'intention de tiers selon les PCGR. L'évaluation a permis de conclure que la conception du contrôle interne à l'égard de l'information financière de la Fiducie ne comportait aucune faiblesse importante décelée par la direction d'AltaGas.

Aucun changement ayant eu ou pouvant raisonnablement avoir une incidence marquée sur le contrôle interne à l'égard de l'information financière d'AltaGas n'a été apporté à la conception de ce contrôle au cours de l'exercice terminé le 31 décembre 2007.

## ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

### Acquisition de Taylor NGL Limited Partnership

Le 10 janvier 2008, AltaGas Holding Limited Partnership No. 1 a acquis la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership (autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées). Taylor a participé aux activités du secteur énergétique à titre de propriétaire d'installations d'extraction LGN, d'installations de traitement du gaz naturel et de deux gazoducs de liquides de gaz naturel. De plus, Taylor détenait une participation dans une centrale hydroélectrique au fil de l'eau de 7 MW.

AltaGas a offert aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'un montant au comptant maximal de 245,0 millions de dollars et d'un nombre maximal de 8,0 millions de parts de fiducie, y compris environ 1,9 million de parts échangeables au total. Avant la clôture de l'acquisition, des débentures convertibles de 27,9 millions de dollars de Taylor ont été rachetées, ce qui a entraîné une augmentation de 2,7 millions du nombre de parts en circulation de Taylor. Le prix d'achat total était de 598,7 millions de dollars, incluant 256,3 millions de dollars au comptant et 7,7 millions de parts de fiducie (dont 0,2 million de parts échangeables), évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, une dette prise en charge de 132,5 millions de dollars et des coûts d'opération d'environ 11,0 millions de dollars. La valeur des parts de fiducie émises a été déterminée en fonction du prix du marché moyen pondéré des deux jours précédant et des deux jours suivant le 11 novembre 2007, date à laquelle l'offre a été acceptée et annoncée.

Le tableau suivant présente le montant total de la contrepartie et la juste valeur estimative des actifs acquis et des passifs pris en charge en date de l'acquisition. Tout rajustement final pourrait modifier considérablement la répartition du prix d'achat ainsi que la juste valeur attribuée aux actifs et aux passifs. La répartition provisoire du prix d'achat s'établit comme suit :

| | | |
|---|---|---|
| **Contrepartie totale pour la totalité des parts de Taylor :** | | |
| (en millions de dollars) | | |
| Coût du placement (8,9 %) dans Taylor détenu initialement par AltaGas | | 24,6 |
| Prix d'achat des parts restantes (91,1 %) de Taylor | | |
| Contrepartie au comptant | 256,3 | |
| Parts | 198,9 | |
| Coûts de transaction estimatifs | 11,0 | |
| Composante capitaux propres des débentures convertibles de Taylor | 2,1 | 468,3 |
| Contrepartie totale | | 492,9 $ |
| | | |
| **Répartition du prix d'achat de Taylor (100 %) :** | | |
| Actifs acquis | | |
| Actif à court terme | 30,8 | |
| Immobilisations | 590,0 | |
| Ententes, contrats et relations de services énergétiques | 83,9 | |
| Écart d'acquisition | 108,2 | |
| Placements à long terme et autres actifs | 4,6 | 817,5 |
| | | |
| Moins : passifs pris en charge | | |
| Passif à court terme | 31,2 | |
| Dette à long terme | 110,2 | |
| Débentures convertibles | 22,2 | |
| Obligations liées à la mise hors service d'immobilisations | 14,4 | |
| Impôts futurs | 144,0 | |
| Obligations futures à l'égard des employés | 2,5 | |
| Gestion du risque | 0,1 | 324,6 |
| | | 492,9 $ |

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Taylor au coût. Par conséquent, le placement dans Taylor a été désigné comme disponible à la vente et évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, Taylor est inclus dans les états financiers consolidés d'AltaGas.

AltaGas a utilisé sa facilité de crédit disponible pour financer la contrepartie au comptant de 256,3 millions de dollars versée pour l'acquisition de Taylor. Au 10 janvier 2008, l'encours total de la dette d'AltaGas s'établissait à environ 610 millions de dollars en regard de 220,7 millions de dollars au 31 décembre 2007, et son ratio d'endettement s'élevait à environ 45 %.

**Acquisition de projets hydroélectriques potentiels**

Le 13 février 2008, AltaGas a fait l'acquisition de quatre projets hydroélectriques au fil de l'eau d'une capacité allant de 6,5 MW à 24 MW, moyennant une contrepartie de 4,5 millions de dollars. Ces projets donnent à AltaGaz la possibilité d'établir une centrale hydroélectrique d'une capacité approximative de 50 MW en Colombie-Britannique. En échange de ses actifs de mise en valeur, AltaGas a émis, à l'intention de Plutonic Power Corporation, 180 433 bons de souscription spéciaux pour ses parts de fiducie évaluées à 24,94 $ par bon de souscription spécial. Les bons de souscription spéciaux se convertissent automatiquement en parts d'AltaGas à raison de un pour une le 1er janvier 2010.

**FAITS SAILLANTS DU QUATRIÈME TRIMESTRE**

Le bénéfice net pour le trimestre terminé le 31 décembre 2007 a atteint 31,8 millions de dollars (0,55 $ par part), comparativement à 27,3 millions de dollars (0,49 $ par part) pour le trimestre correspondant de l'exercice 2006. Compte non tenu d'un recouvrement d'impôts hors trésorerie de 6,1 millions de dollars résultant de la réduction de taux d'imposition du gouvernement fédéral mise en vigueur au cours du quatrième trimestre de 2007, le bénéfice net pour le quatrième trimestre de 2007 s'est établi à 25,7 millions de dollars. Le bénéfice net s'est accru en raison des prix couverts plus élevés et des coûts plus faibles dans le secteur Production d'électricité, d'une baisse des charges d'exploitation et d'administration, des différentiels de fractionnement plus élevés et de l'augmentation des volumes d'extraction exposés aux différentiels de fractionnement. Ces hausses ont été plus que contrebalancées par une diminution du débit et du recouvrement des frais d'exploitation dans le secteur Collecte et traitement sur place, un recul des prix de l'électricité au comptant en Alberta et une contribution moindre du secteur Services énergétiques.

Les produits nets consolidés pour le trimestre terminé le 31 décembre 2007 se sont établis à 76,4 millions de dollars, alors qu'ils ont atteint 84,6 millions de dollars au cours du trimestre correspondant de l'exercice précédent. Les produits nets ont diminué au cours du quatrième trimestre de 2007 en raison du recul des prix de l'électricité au comptant en Alberta, d'une baisse du débit dans le secteur Collecte et traitement sur place et d'un fléchissement des produits tirés de la vente des actifs de production de pétrole et de gaz en mai 2007. Les diminutions ont été en partie contrebalancées par les prix de couverture plus élevés et les coûts plus faibles dans le secteur Production d'électricité, l'augmentation des différentiels de fractionnement et la hausse des volumes d'extraction exposés aux différentiels de fractionnement.

Les charges d'exploitation et d'administration pour le quatrième trimestre de 2007 ont été de 36,2 millions de dollars, comparativement à 40,1 millions de dollars pour le trimestre correspondant de 2006. La baisse a été principalement imputable aux frais d'exploitation moins élevés dans le secteur Collecte et traitement sur place et aux coûts moins importants découlant de la vente de la coentreprise Ikhil et d'actifs de production de pétrole et de gaz naturel, ainsi qu'à la diminution des frais de consultation engagés en 2006 en partie liés à la conformité à la réglementation en matière de valeurs mobilières. Ces baisses ont été en partie contrebalancées par une hausse des charges de rémunération et d'administration.

La dotation aux amortissements du quatrième trimestre de 2007 a régressé pour s'établir à 11,4 millions de dollars, par rapport à 12,5 millions de dollars pour le trimestre correspondant de l'exercice précédent. Cette régression a été attribuable à la cession d'actifs de production de pétrole et de gaz en 2007 et à la dépréciation de 0,6 million de dollars de l'écart d'acquisition sur un placement secondaire au cours du quatrième trimestre de 2006, en partie contrebalancées par les installations nouvelles et agrandies du secteur Collecte et traitement sur place.

Les intérêts débiteurs pour le quatrième trimestre de 2007 se sont établis à 2,9 millions de dollars, comparativement à 3,3 millions de dollars pour le trimestre correspondant de 2006. Ce recul est attribuable à une baisse du solde

d'endettement moyen de 218,6 millions de dollars en regard de 271,9 millions de dollars pour la période correspondante de 2006, en partie contrebalancée par la hausse des taux d'emprunt moyens. Le taux d'emprunt moyen au quatrième trimestre de 2007 a été de 5,5 % contre 4,9 % au quatrième trimestre de 2006.

Au quatrième trimestre de 2007, la Fiducie a constaté un recouvrement d'impôts de 5,8 millions de dollars, en regard d'une charge d'impôts de 1,4 million de dollars pour le trimestre correspondant de l'exercice précédent. La diminution du taux d'imposition fédéral sur les sociétés au cours du quatrième trimestre a donné lieu à un recouvrement d'impôts de 6,1 millions de dollars, contrebalancé par une charge d'impôts plus élevée de 0,3 million de dollars découlant de l'augmentation du revenu assujetti à l'impôt.

**ANALYSE DE SENSIBILITÉ**

Le tableau ci-après illustre l'incidence prévue des changements économiques et des changements d'exploitation possibles sur le bénéfice net prévu d'AltaGas en 2008.

| Facteur | Augmentation ou diminution | Augmentation ou diminution du résultat net par part |
|---|---|---|
| Volumes – collecte et traitement[1] | 5 mmpc/j | 0,016 |
| Marge d'exploitation par mpc – collecte et traitement[1] | 1 cent/mpc | 0,027 |
| Prix de l'électricité de l'Alberta[1, 2] | 1 $/MWh | 0,010 |
| Différentiel de fractionnement des LGN[1, 3] | 1 $/b | 0,011 |
| Taux d'intérêt[1] | 25 points de base | 0,004 |

1) Inclut l'incidence des actifs de Taylor ajoutés le 10 janvier 2008.
2) En fonction de 70 % des volumes d'EAE couverts.
3) En fonction de 55 % des volumes exposés non couverts.

**SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES**

| (en millions de dollars) | T4-07 | T3-07 | T2-07 | T1-07 | T4-06 | T3-06 | T2-06 | T1-06 |
|---|---|---|---|---|---|---|---|---|
| Produits nets[1] | **76,4** | 88,2 | 80,1 | 79,3 | 84,6 | 82,5 | 72,8 | 79,1 |
| Bénéfice d'exploitation[1] | **28,9** | 37,5 | 31,2 | 29,0 | 32,0 | 33,7 | 26,0 | 35,0 |
| Bénéfice net | **31,8** | 31,4 | 21,1 | 24,6 | 27,3 | 28,8 | 29,9 | 28,6 |

| (en dollars par part) | T4-07 | T3-07 | T2-07 | T1-07 | T4-06 | T3-06 | T2-06 | T1-06 |
|---|---|---|---|---|---|---|---|---|
| Bénéfice net | - | - | - | - | | | | |
| De base | **0,55** | 0,54 | 0,37 | 0,43 | 0,49 | 0,52 | 0,54 | 0,52 |
| Dilué | **0,55** | 0,54 | 0,37 | 0,43 | 0,49 | 0,52 | 0,54 | 0,52 |
| Distributions déclarées[2] | **0,525** | 0,52 | 0,51 | 0,51 | 0,51 | 0,505 | 0,495 | 0,485 |

1) Mesure financière non conforme aux PCGR. Se reporter à la rubrique «Mesures financières non conformes aux PCGR».
2) Exclut la distribution spéciale d'une action ordinaire de Utility Group pour chaque 100 parts de fiducie et parts échangeables détenues le 27 août 2007, chaque part étant évaluée à 0,076 $ par part.

Les tendances qui se dégagent des activités d'AltaGas au cours des huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable, y compris la hausse générale des prix de l'électricité en Alberta, les cessions d'actifs et la baisse du débit dans le secteur Collecte et traitement sur place.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Les résultats du secteur Collecte et traitement sur place sont généralement moins élevés au premier trimestre par rapport au quatrième trimestre.

- Au deuxième trimestre de 2006, une économie d'impôts futurs hors trésorerie de 6,6 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral et l'Alberta.
- Au quatrième trimestre de 2006, la Fiducie a constaté une dépréciation de l'écart d'acquisition de 0,6 million de dollars et reporté 0,8 million de dollars de produits tirés des activités de transport.
- Au deuxième trimestre de 2007, la Fiducie a constaté une charge d'impôts futurs de 6,5 millions de dollars par suite de la nouvelle loi fiscale incluse dans le projet de loi C-52 qui a pratiquement été adopté par le gouvernement du Canada. Cette charge hors trésorerie imputée au bénéfice représente les écarts temporaires entre la valeur comptable et la valeur fiscale des actifs et des passifs d'AltaGas.
- Au quatrième trimestre de 2007, une économie d'impôts futurs hors trésorerie de 6,1 millions de dollars a été constatée par suite d'une réduction des taux d'imposition sur les sociétés par le gouvernement fédéral.

# Responsabilité de la direction à l'égard des états financiers

La direction reconnaît qu'elle est responsable de la préparation des états financiers consolidés et elle est d'avis que ces états financiers ont été dressés selon les principes comptables généralement reconnus du Canada et dans les limites raisonnables de l'importance relative. En outre, la direction estime que l'information financière contenue dans le présent rapport annuel est conforme à celle qui est présentée dans les états financiers consolidés. AltaGas Income Trust (AltaGas ou la Fiducie) a établi des contrôles internes et des systèmes qui assurent, de façon raisonnable, la protection de ses actifs et qui facilitent la préparation rapide de renseignements pertinents et fiables. La Fiducie a retenu les services de vérificateurs indépendants pour examiner les états financiers consolidés. Les états financiers consolidés sont approuvés par le conseil d'administration après examen des recommandations du comité de vérification. Le comité de vérification du conseil d'administration se compose d'administrateurs qui ne sont ni cadres ni employés de la Fiducie. Le comité de vérification discute des états financiers consolidés et du rapport de gestion et les examine avec la direction et les vérificateurs indépendants avant de les approuver et de les soumettre à l'approbation du conseil d'administration. Ce dernier, sur la recommandation du comité de vérification, a approuvé les états financiers consolidés contenus dans ce rapport.

Le président du conseil et chef de la direction d'AltaGas General Partner Inc., délégué du fiduciaire d'AltaGas Income Trust,

(signé) «David W. Cornhill»
**DAVID W. CORNHILL**

Le 3 mars 2008

La vice-présidente, Finances et chef des finances d'AltaGas General Partner Inc., déléguée du fiduciaire d'AltaGas Income Trust,

(signé) «Deborah S. Stein»
**DEBORAH S. STEIN**

Le 3 mars 2008

# Rapport des vérificateurs

**AUX PORTEURS DE PARTS D'ALTAGAS INCOME TRUST**

Nous avons vérifié les bilans consolidés d'AltaGas Income Trust aux 31 décembre 2007 et 2006, et les états consolidés des résultats et des bénéfices cumulés, du résultat étendu et du cumul des autres éléments du résultat étendu et des flux de trésorerie des exercices terminés à ces dates. La responsabilité des états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière d'AltaGas Income Trust aux 31 décembre 2007 et 2006 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

(signé) «Ernst & Young s.r.l.»
Ernst & Young s.r.l.
Comptables agréés

Le 26 février 2008
Calgary, Canada

# Bilans consolidés

| Aux 31 décembre<br>(en milliers de dollars) | 2007 | 2006 |
|---|---|---|
| **ACTIF** | | |
| **Actif à court terme** | | |
| Trésorerie et équivalents de trésorerie | **12 451 $** | 13 226 $ |
| Débiteurs | **191 879** | 224 533 |
| Stocks | **130** | 61 |
| Dépôts des clients | **24 369** | 16 304 |
| Gestion du risque *(note 12)* | **66 811** | - |
| Autres actifs à court terme | **9 714** | 9 277 |
| | **305 354** | 263 401 |
| **Immobilisations** *(notes 4 et 21)* | **682 322** | 677 941 |
| **Ententes, contrats et relations de services énergétiques** *(note 5)* | **95 716** | 103 330 |
| **Écart d'acquisition** *(note 6)* | **18 260** | 18 260 |
| **Gestion du risque** *(note 12)* | **33 640** | - |
| **Placements à long terme et autres actifs** *(note 7)* | **64 509** | 46 643 |
| | **1 199 801 $** | 1 109 575 $ |
| **PASSIF ET AVOIR DES PORTEURS DE PARTS** | | |
| **Passif à court terme** | | |
| Créditeurs et charges à payer | **177 802 $** | 200 882 $ |
| Distributions à payer aux porteurs de parts | **10 167** | 9 588 |
| Dette à court terme *(note 8)* | **655** | - |
| Tranche de la dette à long terme échéant à moins d'un an *(note 9)* | **1 234** | 1 147 |
| Dépôts des clients | **24 369** | 16 304 |
| Produits constatés d'avance | **1 718** | 788 |
| Gestion du risque *(note 12)* | **60 848** | - |
| Autres passifs à court terme | **9 321** | 10 982 |
| | **286 114** | 239 691 |
| **Dette à long terme** *(note 9)* | **218 845** | 264 340 |
| **Obligations liées à la mise hors service d'immobilisations** *(note 10)* | **18 811** | 23 350 |
| **Impôts futurs** *(note 11)* | **58 229** | 51 252 |
| **Gestion du risque** *(note 12)* | **30 166** | - |
| **Autres passifs à long terme** | **2 948** | 1 526 |
| | **615 113** | 580 159 |
| **Avoir des porteurs de parts** *(notes 13 et 14)* | **584 688** | 529 416 |
| | **1 199 801 $** | 1 109 575 $ |

Engagements *(notes 8, 9, 12, 16 et 18)*

Voir les notes afférentes aux états financiers consolidés.

Approuvé par le conseil d'administration d'AltaGas General Partner Inc. au nom d'AltaGas Income Trust,

(Signé) «David W. Cornhill»

DAVID W. CORNHILL
Administrateur

(Signé) «Robert B. Hodgins»

ROBERT B. HODGINS
Administrateur

# États des résultats et des bénéfices cumulés consolidés

| **Pour les exercices terminés les 31 décembre**<br>(en milliers de dollars, sauf les montants par part et le nombre de parts) | **2007** | 2006 |
|---|---|---|
| **PRODUITS** | | |
| Exploitation | **1 422 242 $** | 1 358 189 $ |
| Gains latents sur gestion du risque *(note 12)* | **1 115** | - |
| Divers | **5 037** | 4 415 |
| | **1 428 394** | 1 362 604 |
| **CHARGES** | | |
| Coût des produits vendus | **1 104 399** | 1 043 691 |
| Charges d'exploitation et d'administration | **150 297** | 145 788 |
| Amortissement : | | |
| Immobilisations | **39 477** | 38 377 |
| Ententes, contrats et relations de services énergétiques | **7 614** | 7 484 |
| Perte de valeur de l'écart d'acquisition *(note 6)* | **-** | 600 |
| | **1 301 787** | 1 235 940 |
| **Bénéfice d'exploitation** | **126 607** | 126 664 |
| **Intérêts débiteurs** *(notes 8, 9 et 12)* | | |
| Dette à court terme | **491** | 270 |
| Dette à long terme | **11 394** | 13 012 |
| **Bénéfice avant impôts sur les bénéfices** | **114 722** | 113 382 |
| **Charge (recouvrement) d'impôts** *(note 11)* | **5 928** | (1 129) |
| **Bénéfice net** | **108 794** | 114 511 |
| **Bénéfice cumulé au début de l'exercice** | **401 618** | 287 107 |
| **Bénéfice cumulé à la fin de l'exercice** | **510 412 $** | 401 618 $ |
| **Résultat net par part** *(note 15)* | | |
| De base | **1,90 $** | 2,06 $ |
| Dilué | **1,89 $** | 2,06 $ |
| **Nombre moyen pondéré de parts en circulation** (en milliers) *(note 14)* | | |
| De base | **57 382 $** | 55 469 $ |
| Dilué | **57 420 $** | 55 516 $ |

Voir les notes afférentes aux états financiers consolidés.

# États du résultat étendu et du cumul des autres éléments du résultat étendu consolidés

| **Pour l'exercice terminé le 31 décembre**<br>*(en milliers de dollars)* | **2007** |
|---|---|
| **Bénéfice net** | **108 794 $** |
| **Autres éléments du résultat étendu, après impôts** *(note 12)* | |
| Gains nets latents sur les actifs financiers disponibles à la vente | **17 902** |
| Gains nets latents sur les dérivés désignés comme couvertures de flux de trésorerie | **7 051** |
| Reclassement dans le bénéfice net de la perte nette sur les dérivés désignés comme couvertures de flux de trésorerie se rapportant aux périodes antérieures | **4 850** |
| | **29 803** |
| **Résultat étendu** | **138 597 $** |
| **Cumul des autres éléments du résultat étendu au début de l'exercice** | **- $** |
| **Rajustement résultant de l'adoption des nouvelles normes comptables relatives aux instruments financiers** *(note 2)* | **(2 634)** |
| **Autres éléments du résultat étendu, après impôts** | **29 803** |
| **Cumul des autres éléments du résultat étendu à la fin de l'exercice** | **27 169 $** |

Voir les notes afférentes aux états financiers consolidés.

# États des flux de trésorerie consolidés

| **Pour les exercices terminés les 31 décembre**<br>(en milliers de dollars) | **2007** | 2006 |
|---|---|---|
| **Flux de trésorerie d'exploitation** | | |
| Bénéfice net | **108 794 $** | 114 511 $ |
| Éléments sans effet sur la trésorerie : | | |
| Amortissement | **47 091** | 45 861 |
| Désactualisation des obligations liées à la mise hors service d'immobilisations *(note 10)* | **1 474** | 1 430 |
| Rémunération à base de parts *(note 14)* | **553** | 482 |
| Charge (recouvrement) d'impôts futurs *(note 11)* | **5 631** | (1 181) |
| Gain à la vente d'actifs | **57** | - |
| Quote-part du bénéfice de sociétés satellites | **(2 274)** | (3 967) |
| Distributions reçues de sociétés satellites | **1 490** | 2 950 |
| Perte de valeur de l'écart d'acquisition *(note 6)* | **-** | 600 |
| Gains latents sur gestion du risque *(note 12)* | **(1 115)** | - |
| Divers | **1 199** | 994 |
| Liquidités provenant de l'exploitation | **162 900** | 161 680 |
| Obligations liées à la mise hors service d'immobilisations réglées *(note 10)* | **(346)** | (560) |
| Variation nette hors trésorerie du fonds de roulement *(note 17)* | **20 725** | (14 260) |
| | **183 279** | 146 860 |
| **Activités d'investissement** | | |
| Augmentation des dépôts des clients | **(8 065)** | (933) |
| Diminution de l'effet à recevoir | **5 100** | - |
| Acquisition d'immobilisations | **(65 065)** | (73 042) |
| Cession d'immobilisations | **9 759** | 509 |
| Cession d'ententes, de contrats et de relations de services énergétiques | **-** | 36 |
| Acquisition de placements à long terme et d'autres actifs | **(5 567)** | (5 032) |
| Cession de placements à long terme et d'autres actifs | **412** | - |
| | **(63 426)** | (78 462) |
| **Activités de financement** | | |
| Augmentation (diminution) de la dette à court terme | **655** | (2 710) |
| Diminution de la dette à long terme | **(45 016)** | (829) |
| Distributions aux porteurs de parts | **(118 061)** | (109 954) |
| Produit net tiré de l'émission de parts *(note 14)* | **41 794** | 46 636 |
| | **(120 628)** | (66 857) |
| **Variation de la trésorerie et des équivalents de trésorerie** | **(775)** | 1 541 |
| **Trésorerie et équivalents de trésorerie au début de l'exercice** | **13 226** | 11 685 |
| **Trésorerie et équivalents de trésorerie à la fin de l'exercice** | **12 451 $** | 13 226 $ |

Voir les notes afférentes aux états financiers consolidés.

# Notes afférentes aux états financiers consolidés

(Les montants des tableaux sont en milliers de dollars, sauf indication contraire.)

## 1. Structure d'AltaGas Income Trust

AltaGas Income Trust (AltaGas ou la Fiducie) est une fiducie d'investissement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée en vertu d'une déclaration de fiducie datée du 26 mars 2004. La Fiducie possède indirectement tous les actifs, passifs et entreprises détenus auparavant par AltaGas Services Inc. (ASI).

## 2. Sommaire des principales conventions comptables

Les présents états financiers consolidés ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les principales conventions comptables sont décrites ci-après :

***Mode de présentation***

Les présents états financiers consolidés comprennent les comptes d'AltaGas Income Trust et ceux de toutes ses filiales en propriété exclusive, ainsi que sa participation proportionnelle dans divers partenariats et coentreprises. Les opérations entre la Fiducie et ses filiales en propriété exclusive et la participation proportionnelle sont éliminées à la consolidation.

Jusqu'au deuxième trimestre de 2007, AltaGas comptabilisait son placement dans Taylor NGL Limited Partnership (Taylor) selon la méthode à la valeur de consolidation. Au deuxième trimestre de 2007, AltaGas a cessé d'exercer une influence importante sur Taylor et a commencé à comptabiliser son placement dans Taylor selon la méthode du coût. Par conséquent, le placement dans Taylor a été désigné comme disponible à la vente et a été évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu (se reporter à la note 12).

***Modifications de conventions comptables***

En date du 1er janvier 2007, la Fiducie a adopté les nouvelles exigences comptables du *Manuel de l'ICCA* relativement au chapitre 1506, «Modifications comptables», au chapitre 1530, «Résultat étendu», au chapitre 3251, «Capitaux propres», au chapitre 3855, «Instruments financiers – comptabilisation et évaluation», au chapitre 3861, «Instruments financiers – informations à fournir et présentation», et au chapitre 3865, «Couvertures». Conformément aux dispositions transitoires relatives aux nouvelles normes, ces conventions ont été adoptées de manière prospective sans retraitement des états financiers des périodes antérieures.

**MODIFICATIONS COMPTABLES**

Ce chapitre prescrit les critères de modification de conventions comptables, de même que le traitement comptable et les informations à fournir à l'égard des modifications de conventions comptables, des modifications d'estimations comptables et des corrections d'erreurs. L'adoption de cette norme n'a eu aucune incidence importante sur les états financiers consolidés de la Fiducie.

**INSTRUMENTS FINANCIERS**

Tous les instruments financiers, y compris les dérivés, sont initialement compris dans le bilan à leur juste valeur. Les actifs financiers sont classés comme étant détenus à des fins de transaction ou détenus jusqu'à leur échéance, comme prêts et créances ou comme étant disponibles à la vente. Les passifs financiers sont classés comme étant détenus à des fins de transaction ou comme autres passifs financiers. L'évaluation ultérieure dépend du classement.

Les actifs et passifs financiers détenus à des fins de transaction sont conclus dans le but de générer un profit et comprennent des swaps, des options et des contrats à terme de gré à gré. Ces instruments financiers sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées dans les résultats. Les actifs financiers détenus jusqu'à leur échéance sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Au 31 décembre 2007, la Fiducie ne possédait aucun instrument financier détenu jusqu'à l'échéance. Les

prêts et créances sont comptabilisés à leur coût après amortissement calculé selon la méthode du taux d'intérêt effectif. Le classement des actifs disponibles à la vente comprend des actifs financiers non dérivés qui sont désignés comme étant disponibles à la vente ou qui ne sont pas compris dans les trois autres classements. Les instruments disponibles à la vente sont initialement comptabilisés à leur juste valeur et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu. Le bénéfice tiré de ces placements est compris dans le poste Produits.

Les autres passifs financiers qui ne sont pas classés comme étant détenus à des fins de transaction sont comptabilisés à leur coût après amortissement selon la méthode du taux d'intérêt effectif.

Les dérivés incorporés aux autres instruments financiers ou contrats (l'instrument hôte) sont comptabilisés comme des dérivés distincts et calculés à leur juste valeur si les caractéristiques économiques des dérivés incorporés ne sont pas étroitement liées à l'instrument hôte, si les conditions des dérivés incorporés sont les mêmes que celles d'un dérivé autonome et si l'ensemble du contrat n'est pas détenu à des fins de transaction ou comptabilisé à la juste valeur. Les variations de la juste valeur sont comprises dans les résultats. Tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire, sont portés au bilan à leur juste valeur. La date de transition utilisée par la Fiducie pour identifier les dérivés incorporés est le 1er janvier 2003. La Fiducie n'a identifié aucun dérivé incorporé devant être comptabilisé distinctement.

Les coûts de transaction sont des coûts différentiels directement attribuables à l'acquisition, à l'émission ou à la cession d'un instrument financier. En date du 1er janvier 2007, en conséquence de l'adoption des nouvelles normes, la Fiducie a reclassé les coûts de financement reportés non amortis de 1,1 million de dollars des postes Autres actifs à court terme et Placements à long terme et autres actifs dans le poste Dette à long terme. Le reclassement des coûts de transaction n'a eu aucune incidence sur les résultats. À compter du 1er janvier 2007, la Fiducie a commencé à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts étaient amortis selon la méthode de l'amortissement linéaire sur la durée de vie de la dette.

**COUVERTURES**

La nouvelle norme précise quand et comment on peut appliquer la comptabilité de couverture, et où les résultats en découlant doivent être comptabilisés. La norme présente trois types particuliers de relations de couverture : les couvertures de juste valeur, les couvertures de flux de trésorerie et les couvertures d'un investissement net dans un établissement étranger autonome.

Dans le cadre de la gestion de ses actifs et de ses passifs, la Fiducie utilise des dérivés pour couvrir des positions afin de réduire son exposition au risque lié au prix des marchandises et au risque de change. La Fiducie désigne certains dérivés comme étant des couvertures et prépare les documents au début du contrat de couverture. La Fiducie évalue à la mise en place du contrat et pendant sa durée si le dérivé utilisé comme couverture est efficace pour compenser les risques liés aux variations de juste valeur ou de flux de trésorerie de l'élément couvert. Tous les dérivés sont initialement comptabilisés à la juste valeur et rajustés à la juste valeur chaque date de bilan.

La Fiducie utilise des couvertures de flux de trésorerie pour réduire son exposition aux fluctuations des taux d'intérêt et aux variations des prix des marchandises. La partie efficace des variations de la valeur des couvertures de flux de trésorerie est comptabilisée au poste Autres éléments du résultat étendu. Les parties ou montants inefficaces exclus des tests d'efficacité des couvertures sont constatés en résultat net dans la même catégorie financière que les opérations sous-jacentes. Les gains et les pertes découlant des couvertures de flux de trésorerie qui ont été portés au poste Cumul des autres éléments du résultat étendu sont reclassés en résultat net lorsque l'opération sous-jacente s'est produite ou qu'il devient probable qu'elle ne se produise pas. La Fiducie couvre son exposition à la variabilité des flux de trésorerie futurs pendant une durée maximale de dix ans.

**RÉSULTAT ÉTENDU ET AVOIR DES PORTEURS DE PARTS**

Les états financiers de la Fiducie comprennent un état du résultat étendu et du cumul des autres éléments du résultat étendu consolidé qui est composé des bénéfices et de la tranche efficace des variations au titre des gains latents et des pertes latentes liés aux actifs disponibles à la vente et aux couvertures de flux de trésorerie. En outre, conformément au chapitre 3251, la Fiducie présente désormais séparément les variations de chacune des composantes de l'avoir des

porteurs de parts dans sa note relative à l'avoir des porteurs de parts. En conséquence de la mise en application de cette nouvelle norme, une nouvelle composante, Cumul des autres éléments du résultat étendu, et un rajustement transitoire ponctuel ont été ajoutés à l'avoir des porteurs de parts (se reporter à la note 12).

**INCIDENCE NETTE DES MODIFICATIONS DE CONVENTIONS COMPTABLES**

L'incidence nette sur les états financiers de la Fiducie au 1er janvier 2007 des modifications apportées aux conventions comptables susmentionnées se présente comme suit :

**Postes visés du bilan**

| | Augmentation (diminution) |
|---|---|
| Actif à court terme – Gestion du risque | 59 866 $ |
| Autres actifs à court terme | (451) |
| Actif à long terme | 47 942 |
| Placements à long terme et autres actifs | (793) |
| Passif à court terme – Gestion du risque | 69 618 |
| Dette à long terme | (1 082) |
| Passif à long terme – Gestion du risque | 48 359 |
| Passif d'impôts futurs | (7 450) |
| Avoir des porteurs de parts – Montant transitoire à l'adoption des nouvelles normes comptables, après impôts | (247) |
| Avoir des porteurs de parts – Cumul des autres éléments du résultat étendu, après impôts | (2 634) |

Les gains latents et les pertes latentes compris dans le montant transitoire et le cumul des autres éléments du résultat étendu ont été comptabilisés après déduction des recouvrements d'impôts respectivement de 4,6 millions de dollars et 2,9 millions de dollars.

***Regroupements d'entreprises***

Tous les regroupements d'entreprises sont comptabilisés selon la méthode de l'acquisition. En vertu de la méthode de l'acquisition, les actifs et les passifs de l'entité acquise sont comptabilisés à la juste valeur. L'excédent du prix d'acquisition sur la juste valeur des actifs et des passifs est comptabilisé à titre d'écart d'acquisition.

***Trésorerie et équivalents de trésorerie***

La trésorerie et les équivalents de trésorerie comprennent l'encaisse et les soldes bancaires, ainsi que les placements dans des instruments du marché monétaire dont l'échéance initiale est de moins de trois mois.

***Stocks***

Les stocks comprennent le matériel et les fournitures et sont évalués au coût moyen ou au coût de remplacement, selon le moins élevé des deux.

***Dépôts des clients***

Les liquidités déposées par les clients en vertu des ententes de gestion du gaz naturel et de l'électricité sont investies dans des dépôts à court terme auprès d'une banque à charte canadienne. Ces fonds sont affectés et ne sont pas disponibles aux fins générales de la Fiducie. Le passif correspondant est classé comme dépôts des clients dans les passifs à court terme.

***Immobilisations et amortissement***

Les immobilisations sont comptabilisées au coût, augmenté des intérêts courus pendant la période de construction pour financer les projets de construction à long terme. Les coûts de réparation et de maintenance sont passés en charges au cours de l'exercice où ils sont engagés.

La Fiducie amortit le coût des immobilisations, déduction faite de la valeur de récupération, selon la méthode de l'amortissement linéaire sur la durée de vie utile estimative des actifs.

| | |
|---|---|
| **Collecte et traitement sur place** | |
| Immobilisations liées à la collecte et au traitement | 15 – 25 ans |
| Autres immobilisations | 1 an – 5 ans |
| **Extraction et transport** | |
| Immobilisations liées à l'extraction et au transport | 15 – 40 ans |
| **Production d'électricité** | |
| Immobilisations louées en vertu de contrats de location-acquisition | 10 ans |
| **Services énergétiques** | |
| Immobilisations liées aux services énergétiques | Amortissement proportionnel à l'utilisation |
| Autres immobilisations | 1 an – 5 ans |
| **Siège social** | |
| Autres immobilisations | 1 an – 5 ans |

Les contrats de location sont classés en tant que contrats de location-acquisition ou de location-exploitation. Les contrats qui transfèrent essentiellement tous les avantages et les risques de la propriété de biens à AltaGas sont comptabilisés comme des contrats de location-acquisition. Les immobilisations liées au contrat de location-acquisition sont comptabilisées comme des actifs et sont amorties selon la méthode de l'amortissement linéaire jusqu'à l'échéance du contrat. Les obligations liées aux contrats de location-acquisition reflètent la valeur actualisée des versements futurs. L'élément financier des versements est passé en charges sur la durée du contrat. Les engagements de remboursement du capital découlant des obligations liées aux contrats de location-acquisition sont inclus dans le passif à court terme si le montant est remboursable dans un délai de un an; sinon, le capital est inclus dans le passif à long terme.

***Ententes, contrats et relations de services énergétiques et amortissement***

Les ententes, les contrats et les relations de services énergétiques sont comptabilisés au coût, lequel représentait la juste valeur au moment de l'achat, et sont amortis selon la méthode de l'amortissement linéaire jusqu'à leur échéance ou sur leur durée de vie utile estimative :

| | |
|---|---|
| Ententes d'achat d'électricité (EAE) de Sundance B | 19 ans |
| Contrats de mise en marché du gaz naturel et de l'électricité | 18 – 49 mois |
| Relations de services énergétiques | 15 ans |

AltaGas détient 50 % de deux EAE de Sundance B au moyen de sa participation dans ASTC Power Partnership (ASTC). ASTC s'est engagée à acheter toute l'électricité des deux génératrices Sundance B, dont la capacité de production est de 353 mégawatts (MW). Le placement dans ces EAE et les produits et les charges correspondants qui en découlent sont comptabilisés selon la méthode proportionnelle. Les EAE de Sundance B stipulent la nécessité d'engager des capitaux pour faire des acquisitions. La Fiducie a l'obligation de faire les paiements aux propriétaires des génératrices sous-jacentes sur la durée restante des EAE jusqu'au 31 décembre 2020. Ces paiements sont comptabilisés à titre de coût des ventes lorsqu'ils sont engagés. Les produits provenant de la vente de l'électricité réservée sont inscrits lorsque l'électricité est livrée.

L'entente d'achat d'électricité de Genesee représentait le droit sur la capacité de production d'électricité d'une génératrice réglementée de l'Alberta pour une période de trois ans terminée le 31 mars 2006. Cette EAE n'a nécessité aucune sortie de capitaux, mais elle a comporté des frais mensuels liés à la capacité qui ont été constatés dans le coût des ventes. Les produits provenant de la vente de l'électricité réservée ont été inscrits lorsque l'électricité a été livrée.

Les contrats de mise en marché du gaz naturel et de l'électricité constituent les droits et les obligations d'acheter et de vendre des volumes fixes de gaz naturel et d'électricité aux prix établis. Les produits et les charges sont inscrits lorsque le gaz naturel et l'électricité sont livrés.

Les relations de services énergétiques de même que la quasi-totalité des actifs et des passifs d'iQ2 Power Corp. (iQ2), de PremStar Energy Canada Ltd., d'ECNG Canada Ltd. et d'Energistics Inc. ont été acquis et sont comptabilisés à leur juste valeur et amortis selon la méthode de l'amortissement linéaire à compter de l'échéance des contrats de mise en marché à court terme connexes sur la durée de vie utile prévue de 15 ans des relations.

***Écart d'acquisition***
L'écart d'acquisition représente la tranche du prix d'achat à l'acquisition qui dépassait la juste valeur des immobilisations nettes acquises. L'écart d'acquisition n'est pas assujetti à l'amortissement, mais est soumis à un test de dépréciation au moins annuellement en comparant la juste valeur de l'unité d'exploitation à sa valeur comptable. Si la valeur comptable de l'unité d'exploitation dépasse la juste valeur, il faut calculer la juste valeur implicite de l'écart d'acquisition. L'excédent de la valeur comptable sur la juste valeur implicite de l'écart d'acquisition est alors comptabilisé à titre de perte de valeur et passé en résultats.

***Placements à long terme et autres actifs***
Les placements dans les entités sur lesquelles AltaGas est en mesure d'exercer une influence notable sont comptabilisés selon la méthode de la comptabilisation à la valeur de consolidation. Les autres placements à long terme sont comptabilisés au coût et désignés comme étant disponibles à la vente. Les actifs disponibles à la vente sont initialement comptabilisés à leur juste valeur, et les variations de la juste valeur sont constatées au poste Autres éléments du résultat étendu.

***Frais de mise en valeur***
La Fiducie passe en charges les frais de mise en valeur à mesure qu'ils sont engagés, sauf s'ils satisfont à certains critères techniques et critères liés au marché et à la rentabilité financière aux fins de la capitalisation. Les frais de mise en valeur sont passés en revue chaque année pour s'assurer qu'ils continuent de répondre aux critères de capitalisation. Lorsque les frais de mise en valeur cessent de répondre à ces critères qui en permettaient le report, leur solde non amorti est passé en charges dans la période au cours de laquelle cette constatation est faite. Les frais de mise en valeur sont amortis sur la durée et selon les avantages prévus à compter du début des activités commerciales.

***Obligations liées à la mise hors service d'immobilisations***
La Fiducie constate ces obligations au cours de la période pendant laquelle elles naissent, lorsqu'il est possible de faire une estimation raisonnable de la juste valeur. Les frais associés à la mise hors service d'immobilisations sont capitalisés en tant que partie de la valeur comptable de l'actif et sont amortis sur la durée utile estimative des immobilisations. Avec l'écoulement du temps, le passif est désactualisé sur la durée estimative de l'obligation jusqu'à son règlement, par l'imputation d'une charge d'exploitation et d'administration correspondante dans l'état des résultats.

Dans le secteur Extraction et transport, certains actifs ont une durée de vie indéterminée et, par conséquent, aucune obligation future liée à la mise hors service d'immobilisations n'est constatée.

***Constatation des produits***
Dans le secteur Collecte et traitement sur place, les produits sont constatés lorsque les services sont rendus. Dans les secteurs Production d'électricité et Services énergétiques, les produits sont constatés au moment où le produit est livré ou le service offert. Dans le secteur Extraction et transport, les produits provenant de l'extraction sont constatés lorsque le produit est livré ou le service offert, et les produits provenant du transport sont constatés lorsque les services sont rendus. Les gains et pertes réalisés sur les activités de gestion du risque liées aux prix des marchandises sont comptabilisés dans les produits du secteur auxquels ils se rattachent au moment où la vente qui y correspond a lieu ou lorsque les actifs ou les passifs financiers sous-jacents sont sortis du bilan. Les gains et pertes latents à l'égard des variations de la juste valeur des activités de gestion du risque de la Fiducie sont comptabilisés comme des produits et sont évalués à la valeur du marché à la fin de la période considérée dans le secteur Siège social.

***Coûts de transaction liés aux instruments financiers***
Les coûts de transaction liés à l'acquisition d'actifs et de passifs financiers détenus à des fins de transaction et à la facilité de crédit d'exploitation renouvelable de la Fiducie sont passés en charges au moment où ils sont engagés. Pour les instruments financiers non classés comme étant détenus à des fins de transaction, les coûts de transaction attribuables à l'acquisition ou à l'émission de l'actif ou du passif financier sont ajoutés à la valeur comptable initiale de l'instrument financier et comptabilisés dans les résultats selon la méthode du taux d'intérêt effectif.

***Date de constatation***
AltaGas utilise la date de règlement pour les transactions. Tout écart de valeur entre la date de l'opération et la date de règlement des transactions effectuées avec un tiers est comptabilisé au bilan et au poste Bénéfice net ou Autres éléments du résultat étendu, selon le cas.

***Méthode du taux d'intérêt effectif***
La Fiducie utilise la méthode du taux d'intérêt effectif pour calculer le coût après amortissement d'un actif ou passif financier et pour répartir les intérêts créditeurs ou les intérêts débiteurs sur la période considérée. Le taux d'intérêt effectif est le taux qui actualise exactement les flux de trésorerie estimatifs associés à l'instrument sur la durée de vie prévue de l'instrument financier ou, selon le cas, sur une période plus courte, de manière à obtenir la valeur comptable nette de l'actif ou du passif financier.

***Régime de rémunération à base de parts***
La Fiducie applique la méthode de la juste valeur pour comptabiliser les options sur parts attribuées au cours de l'exercice. Les options sur parts sont évaluées à la date de l'attribution et comptabilisées à titre de charge de rémunération sur la durée d'acquisition des droits. Les contreparties reçues par la Fiducie à l'exercice des droits des options sont portées au crédit de l'avoir des porteurs de parts.

AltaGas a un régime d'incitation au rendement à moyen terme en vertu duquel ses participants reçoivent des parts fictives dont le règlement est au comptant. Au cours de la période d'acquisition graduelle de droits, une charge de rémunération est constatée selon la méthode axée sur le bilan et est inscrite comme une charge d'exploitation et d'administration au cours de la période d'acquisition. Une variation de la valeur des parts fictives acquises est constatée au cours de la période où survient cette variation.

***Régimes de retraite et régimes d'avantages complémentaires de retraite***
Le coût des régimes de retraite à prestations déterminées et des régimes d'avantages complémentaires de retraite est établi par calculs actuariels selon la méthode de la répartition des prestations au prorata des services, et selon les hypothèses les plus probables de la direction concernant le rendement prévu des placements des régimes, la progression des salaires, l'âge de départ à la retraite des salariés et les coûts prévus des soins de santé. Le coût des prestations au titre des services rendus de la période est la somme des coûts individuels des prestations au titre des services rendus, et l'obligation au titre des prestations constituées est la somme des charges à payer pour tous les participants.

Pour les besoins du calcul du taux de rendement prévu des actifs des régimes, ces actifs sont évalués à leur juste valeur. L'excédent du cumul du gain actuariel net ou de la perte actuarielle nette sur 10 % de l'obligation au titre des prestations constituées ou 10 % de la juste valeur des actifs des régimes au début de l'exercice est amorti selon la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des salariés actifs. La durée résiduelle moyenne d'activité des membres actifs couverts par les régimes de retraite à prestations déterminées est de 9 à 11 ans. Les obligations transitoires sont amorties selon la méthode de l'amortissement linéaire sur la durée résiduelle d'activité des salariés actifs. Les coûts des services rendus découlant des modifications aux régimes sont amortis selon la méthode de l'amortissement linéaire sur la durée résiduelle moyenne d'activité des salariés actifs pour leur régime respectif.

***Impôts sur les bénéfices***
En vertu de la *Loi de l'impôt sur le revenu* (Canada), la Fiducie est assujettie à l'impôt sur les bénéfices non distribués et non distribuables aux porteurs de parts au cours d'une année d'imposition. Avant 2007, la Fiducie répartissait tous ses bénéfices canadiens imposables entre les porteurs de parts en vertu de son acte de fiducie, et elle respectait les exigences de la *Loi de l'impôt sur le revenu* (Canada) applicables à la Fiducie. En conséquence, aucune provision pour la charge d'impôts n'a été constituée pour la Fiducie.

Le 12 juin 2007, le projet de loi C-52 du gouvernement du Canada visant l'imposition des entités intermédiaires de placement déterminées (EIPD) a été adopté en troisième lecture et a reçu la sanction royale le 22 juin 2007, créant un nouvel impôt de 31,5 % qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compter du 1^er^ janvier 2011. Compte tenu de la réduction de taux qui est entrée en vigueur le 14 décembre 2007, le nouvel impôt sera appliqué aux distributions aux taux de 29,5 % et 28,0 % respectivement à compter du 1^er^ janvier 2011 et du 1^er^ janvier 2012.

En fonction des écarts temporaires de la Fiducie devant se résorber après le 1^er^ janvier 2011, la Fiducie a constaté une charge d'impôts futurs et un passif d'impôts futurs. Cette charge hors trésorerie est liée aux écarts temporaires entre la valeur comptable des actifs et des passifs d'AltaGas et leur valeur fiscale respective, et n'a pas d'incidence immédiate sur les flux de trésorerie. Un taux d'imposition de néant a été appliqué aux écarts temporaires qui se résorberont avant 2011.

Le montant prévu et le moment auquel la résorption des écarts temporaires a lieu dépendront des résultats réels de la Fiducie, des distributions, et de l'acquisition et de la cession réelles des actifs et des passifs. Par conséquent, un changement des estimations ou des hypothèses pourrait avoir une incidence importante sur les passifs d'impôts futurs estimatifs.

Les impôts sur les bénéfices des filiales de la Fiducie sont calculés selon la méthode axée sur le bilan. En vertu de cette méthode, les actifs et les passifs d'impôts futurs sont calculés en se basant sur les écarts entre la valeur comptable et la valeur fiscale des actifs et des passifs, et sont mesurés en utilisant les taux d'imposition pratiquement en vigueur et les lois qui devraient être en vigueur pendant les périodes où les écarts seront réglés ou réalisés, selon ce qui est à prévoir.

***Opérations entre parties liées***
Les opérations entre parties liées qui sont menées dans le cours normal des affaires, ainsi que les opérations non courantes, ont été comptabilisées à la valeur d'échange.

***Données par part***
Le résultat net de base par part est calculé d'après le nombre moyen pondéré de parts de fiducie et de parts échangeables en circulation pendant l'exercice. Le résultat net dilué par part est calculé comme si le produit obtenu à l'exercice d'options était utilisé pour souscrire des parts au cours moyen du marché durant la période.

***Utilisation d'estimations et incertitude relative à la mesure***
La préparation d'états financiers consolidés selon les PCGR du Canada exige que la direction fasse des estimations et formule des hypothèses qui influent sur les montants constatés des actifs et des passifs et sur les montants constatés des produits et des charges présentés au cours de la période. Les points importants sur lesquels la direction a porté des jugements particulièrement complexes ou subjectifs, en raison de questions qui sont intrinsèquement incertaines, sont, entre autres, la juste valeur de certains actifs, notamment les actifs à long terme et l'écart d'acquisition; la recouvrabilité des placements; les litiges; les obligations liées à l'environnement et à la mise hors service d'immobilisations; les instruments financiers; les prestations de retraite et avantages complémentaires de retraite; la rémunération à base de parts; et les impôts sur les bénéfices. De par leur nature, ces estimations sont assujetties à une incertitude relative à la mesure et pourraient influer sur les états financiers de périodes à venir.

***Modifications comptables futures***

**CHAPITRE 1535, «INFORMATIONS À FOURNIR CONCERNANT LE CAPITAL»**

Le nouveau chapitre 1535 du *Manuel de l'ICCA*, «Informations à fournir concernant le capital», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007 et exige la présentation d'informations qualitatives et quantitatives sur les objectifs, les politiques et les procédures de gestion du capital de la Fiducie. Ce nouveau chapitre entrera en vigueur le 1er janvier 2008 pour la Fiducie.

**CHAPITRE 3031, «STOCKS»**

Le nouveau chapitre 3031 du *Manuel de l'ICCA*, «Stocks», s'applique aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er janvier 2008 et fournit des directives sur la détermination du coût et sa comptabilisation ultérieure en charges, y compris toute dépréciation jusqu'à la valeur nette de réalisation. Ce nouveau chapitre est entré en vigueur le 1er janvier 2008 pour la Fiducie.

**CHAPITRE 3862, «INSTRUMENTS FINANCIERS – INFORMATIONS À FOURNIR», ET CHAPITRE 3863, «INSTRUMENTS FINANCIERS – PRÉSENTATION»**

Les nouveaux chapitres 3862 et 3863 du *Manuel de l'ICCA* s'appliquent aux états financiers intermédiaires et annuels des exercices ouverts à compter du 1er octobre 2007. Ils remplacent le chapitre 3861 et établissent les exigences en matière de présentation et d'informations à fournir relativement aux instruments financiers. L'objectif du chapitre 3862 est de permettre aux utilisateurs d'évaluer l'importance des instruments financiers au regard de la situation financière et du rendement de l'entité, la nature et l'ampleur des risques découlant des instruments financiers ainsi que la façon dont l'entité gère ces risques. Les dispositions du chapitre 3863 traitent du classement des instruments financiers, des intérêts connexes, des dividendes, des pertes et des gains qui s'y rattachent et des circonstances dans lesquelles les actifs et les passifs financiers sont compensés. Ces nouveaux chapitres entreront en vigueur le 1er janvier 2008 pour la Fiducie.

**NORMES INTERNATIONALES D'INFORMATION FINANCIÈRE (IFRS)**

En 2006, le Conseil des normes comptables (CNC) a publié un nouveau plan stratégique qui aura une incidence importante sur les exigences en matière de communication de l'information financière au Canada. Dans son plan stratégique, le CNC donne les grandes lignes du projet visant la convergence des PCGR du Canada avec les IFRS sur une période de transition prévue de cinq ans, et l'adoption des IFRS en date du 1er janvier 2011. Bien qu'AltaGas ait commencé l'évaluation de l'adoption des normes IFRS pour 2011, l'incidence financière de la transition vers les IFRS ne peut pas être raisonnablement évaluée à l'heure actuelle.

**3. Événements postérieurs à la date du bilan**

***Acquisition de Taylor NGL Limited Partnership***

Le 10 janvier 2008, AltaGas Holding Limited Partnership No. 1 a acquis la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership (exception faite des parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées). Taylor prenait part aux activités énergétiques à titre de propriétaire d'installations d'extraction de liquides de gaz naturel, d'installations de traitement du gaz naturel et de deux pipelines de liquides de gaz naturel. De plus, Taylor détenait une participation dans une centrale hydroélectrique au fil de l'eau de 7 MW.

AltaGas a offert aux porteurs de parts de Taylor 11,20 $ au comptant ou 0,42 part d'AltaGas par part de Taylor, sous réserve d'une contrepartie au comptant maximale de 245,0 millions de dollars et d'un nombre total de 8,0 millions de parts de fiducie, y compris un nombre maximal de 1,9 million de parts échangeables. Avant la clôture de l'acquisition, 27,9 millions de dollars de débentures convertibles de Taylor ont été rachetées, accroissant de 2,7 millions le nombre de parts en circulation de Taylor. Le prix d'achat total était de 598,7 millions de dollars, y compris 256,3 millions de dollars au comptant et 7,7 millions de parts de fiducie (dont 0,2 million de parts échangeables), évaluées à 198,9 millions de dollars pour toutes les parts en circulation non détenues auparavant par AltaGas, une dette prise en charge de 132,5 millions de dollars et des coûts de transaction d'environ 11 millions de dollars. La valeur des parts de fiducie émises a été déterminée en fonction du cours moyen pondéré des deux jours précédant et des deux jours suivant le 11 novembre 2007, soit la date à laquelle l'offre a été acceptée et annoncée.

Le tableau suivant présente le montant total de la contrepartie et la juste valeur estimative des actifs acquis et des passifs pris en charge à la date de l'acquisition. Tout ajustement final pourrait modifier considérablement la répartition du prix

d'achat ainsi que la juste valeur attribuée aux actifs et aux passifs. La répartition provisoire du prix d'acquisition s'établit comme suit :

| | | |
|---|---|---|
| **Contrepartie totale pour la totalité des parts de Taylor :** | | |
| Coût du placement de 8,9 % dans Taylor détenu initialement par AltaGas | | 24 672 |
| Prix d'achat des parts restantes (91,1 %) de Taylor | | |
| Contrepartie au comptant | 256 281 | |
| Parts | 198 862 | |
| Coûts de transaction estimatifs | 11 000 | |
| Composante capitaux propres des débentures convertibles de Taylor | 2 127 | 468 270 |
| Montant total de la contrepartie | | 492 942 $ |

| | | |
|---|---|---|
| **Répartition du prix d'achat de la totalité des parts de Taylor :** | | |
| Actifs acquis | | |
| Actif à court terme | 30 739 | |
| Immobilisations | 590 030 | |
| Ententes, contrats et relations de services énergétiques | 83 900 | |
| Écart d'acquisition | 108 191 | |
| Placements à long terme et autres actifs | 4 640 | 817 500 |
| Moins : passifs pris en charge | | |
| Passif à court terme | 31 202 | |
| Dette à long terme | 110 241 | |
| Débentures convertibles | 22 171 | |
| Obligations liées à la mise hors service d'immobilisations | 14 350 | |
| Impôts futurs | 144 028 | |
| Obligations futures à l'égard des employés | 2 542 | |
| Gestion du risque | 24 | 324 558 |
| | | 492 942 $ |

Jusqu'à la date d'acquisition, AltaGas comptabilisait son placement dans Taylor au coût. Par conséquent, le placement dans Taylor était désigné comme disponible à la vente et évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu. Depuis le 10 janvier 2008, les résultats de Taylor sont inclus dans les états financiers consolidés d'AltaGas.

AltaGas a utilisé sa facilité de crédit disponible pour financer la contrepartie au comptant de 256,3 millions de dollars versée pour l'acquisition de Taylor. Au 10 janvier 2008, l'encours total de la dette d'AltaGas s'établissait à environ 610 millions de dollars en regard de 220,7 millions de dollars au 31 décembre 2007.

***Acquisition de projets hydroélectriques potentiels***

Le 13 février 2008, AltaGas a fait l'acquisition de quatre projets hydroélectriques au fil de l'eau d'une capacité allant de 6,5 MW à 24 MW, moyennant une contrepartie de 4,5 millions de dollars. Ces projets donnent à AltaGaz la possibilité d'établir une centrale hydroélectrique d'une capacité approximative de 50 MW en Colombie-Britannique. En échange de ses actifs de mise en valeur, AltaGas a émis, à l'intention de Plutonic Power Corporation, 180 433 bons de souscription spéciaux pour ses parts de fiducie évaluées à 24,94 $ par bon de souscription spécial. Les bons de souscription spéciaux se convertissent automatiquement en parts d'AltaGas à raison de un pour une le 1er janvier 2010.

### 4. Immobilisations

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | **Coût** | **Amortissement cumulé** | **Valeur comptable nette** | Coût | Amortissement cumulé | Valeur comptable nette |
| **Collecte et traitement sur place** | | | | | | |
| Immobilisations liées à la collecte et au traitement sur place | **569 944 $** | **(148 297) $** | **421 647 $** | 558 411 $ | (128 643) $ | 429 768 $ |
| Autres immobilisations | **4 416** | **(2 161)** | **2 255** | 2 860 | (1 402) | 1 458 |
| **Extraction et transport** | | | | | | |
| Immobilisations liées à l'extraction et au transport | **255 810** | **(46 078)** | **209 732** | 250 933 | (38 023) | 212 910 |
| **Production d'électricité** | | | | | | |
| Contrat de location-acquisition *(note 9)* | **13 798** | **(4 596)** | **9 202** | 13 798 | (3 216) | 10 582 |
| Immobilisations liées à la production d'électricité | **22 013** | **-** | **22 013** | - | - | - |
| **Services énergétiques** | | | | | | |
| Immobilisations liées aux services énergétiques | **9 693** | **(896)** | **8 797** | 30 177 | (15 250) | 14 927 |
| Autres immobilisations | **2 018** | **(156)** | **1 862** | 1 990 | (385) | 1 605 |
| **Siège social** | | | | | | |
| Autres immobilisations | **19 230** | **(12 416)** | **6 814** | 16 962 | (10 271) | 6 691 |
| | **896 922 $** | **(214 600) $** | **682 322 $** | 875 131 $ | (197 190) $ | 677 941 $ |

Pour l'exercice terminé le 31 décembre 2007, les intérêts capitalisés sur les projets de construction d'immobilisations à long terme ont été de 0,8 million de dollars (néant au 31 décembre 2006). Au 31 décembre 2007, la Fiducie avait dépensé environ 42,6 millions de dollars (14,9 millions de dollars au 31 décembre 2006) pour des immobilisations en construction qui n'étaient pas encore assujetties à l'amortissement.

### 5. Ententes, contrats et relations de services énergétiques

| | 2007 | | | 2006 | | |
|---|---|---|---|---|---|---|
| | **Coût** | **Amortissement cumulé** | **Valeur comptable nette** | Coût | Amortissement cumulé | Valeur comptable nette |
| Ententes et contrats de services énergétiques | **115 071 $** | **(37 717) $** | **77 354 $** | 115 071 $ | (31 497) $ | 83 574 $ |
| Relations de services énergétiques | **20 892** | **(2 530)** | **18 362** | 20 892 | (1 136) | 19 756 |
| | **135 963 $** | **(40 247) $** | **95 716 $** | 135 963 $ | (32 633) $ | 103 330 $ |

Les relations de services énergétiques ont commencé à être amorties en 2006, à compter de l'échéance des contrats de mise en marché à court terme connexes.

### 6. Écart d'acquisition

| | **2007** | 2006 |
|---|---|---|
| Solde au début de l'exercice | **18 260 $** | 18 860 $ |
| Perte de valeur de l'écart d'acquisition | **-** | (600) |
| Solde à la fin de l'exercice | **18 260 $** | 18 260 $ |

En 2006, au moyen de son test annuel de dépréciation des écarts d'acquisition, AltaGas a déterminé que la juste valeur de son investissement dans une entreprise accessoire du secteur Collecte et traitement sur place était inférieure à sa valeur comptable et a donc réduit la valeur comptable de 0,6 million de dollars.

## 7. Placements à long terme et autres actifs

| | 2007 | | 2006 | |
|---|---|---|---|---|
| Parts de fiducies ouvertes | **-** | **$** | 375 | $ |
| Placements comptabilisés à la valeur de consolidation dans des entités ouvertes | **11 813** | | 40 071 | |
| Placements comptabilisés au coût dans des entités ouvertes | **44 746** | | - | |
| Coût de la dette reporté, déduction faite de l'amortissement | **-** | | 759 | |
| Frais de mise en valeur reportés | **7 242** | | 4 332 | |
| Emprunts à recevoir – BMWLP | **-** | | 700 | |
| Bons de souscription | **286** | | - | |
| Divers | **422** | | 406 | |
| | **64 509** | **$** | 46 643 | $ |

Au 31 décembre 2007, la valeur marchande des placements dans des entités ouvertes s'établissait à environ 54,2 millions de dollars (50,0 millions de dollars au 31 décembre 2006).

La Fiducie comptabilise sa participation dans AltaGas Utility Group Inc. (Utility Group) comme un placement dans des sociétés satellites.

Jusqu'au deuxième trimestre de 2007, AltaGas comptabilisait son placement dans Taylor selon la méthode de la comptabilisation à la valeur de consolidation. Au deuxième trimestre de 2007, AltaGas a cessé d'exercer une influence importante sur Taylor et a commencé à comptabiliser son placement dans Taylor au coût. Par conséquent, le placement dans Taylor est désigné comme disponible à la vente et est évalué à la juste valeur, les variations de la juste valeur étant comptabilisées au poste Autres éléments du résultat étendu (se reporter à la note 12).

En 2006, la Fiducie a créé Bear Mountain Wind Limited Partnership (BMWLP) avec Aeolis Wind Power Corporation et a constitué GreenWing Energy Development Limited Partnership (GEDLP) avec Green Wing Energy Management Ltd. En 2007, la Fiducie a acquis une participation à 100 % dans BMWLP. Par l'entremise de BMWLP et de GEDLP, la Fiducie a investi 3,8 millions de dollars (4,3 millions de dollars au 31 décembre 2006) dans la création de projets d'énergie éolienne. L'amortissement de ces frais de mise en valeur reportés s'effectuera sur la durée et selon les avantages prévus à compter du début des activités commerciales.

En 2007, AltaGas a cédé Cedar Energy Partnership en échange d'un billet de 12 millions de dollars et a obtenu 1 million de bons de souscription de l'acheteur; chacun de ces bons lui permettra de souscrire et d'acheter une action ordinaire entièrement libérée sur le capital de l'acheteur pour une durée de trois ans se terminant le 1er juin 2010. Le solde du billet, de 6,5 millions de dollars, est inclus au poste Autres actifs à court terme.

## 8. Dette à long terme

Au 31 décembre 2007, la Fiducie détenait une facilité de crédit d'exploitation non garantie, renouvelable à vue, de 50,0 millions de dollars (50,0 millions de dollars au 31 décembre 2006) auprès d'une banque à charte canadienne. Les prélèvements sur cette facilité portent intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires majoré d'une commission d'attente. Au 31 décembre 2007, la Fiducie avait des emprunts au taux préférentiel d'un montant de 0,7 million de dollars (néant au 31 décembre 2006) et des lettres de crédit de 2,8 millions de dollars (3,0 millions de dollars au 31 décembre 2006).

Le taux d'intérêt préférentiel au 31 décembre 2007 était de 6,0 % (6,0 % au 31 décembre 2006).

## 9. Dette à long terme

| | 2007 | 2006 |
|---|---|---|
| Emprunts d'exploitation | **10 045 $** | 154 306 $ |
| Obligations découlant de contrats de location-acquisition | **10 034** | 11 181 |
| Billets à moyen terme | **200 000** | 100 000 |
| | **220 079** | 265 487 |
| Moins la tranche échéant à moins d'un an | **1 234** | 1 147 |
| | **218 845 $** | 264 340 $ |

***Facilité de lettre de crédit***

Au 31 décembre 2007, la Fiducie détenait une facilité de lettre de crédit renouvelable, à échéance prorogeable pour une période de trois ans, non garantie, de 75,0 millions de dollars (75,0 millions de dollars au 31 décembre 2006) auprès d'une banque à charte canadienne et dont l'échéance était le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars sur la facilité de lettre de crédit au moyen de prêts au taux préférentiel, de prêts au taux de base américain, de prêts au LIBOR ou d'acceptations bancaires. Ces emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du montant prélevé. Au 31 décembre 2007, la Fiducie détenait des lettres de crédit en cours sur la facilité de lettre de crédit renouvelable, à échéance prorogeable, de 61,7 millions de dollars (63,3 millions de dollars au 31 décembre 2006).

***Emprunts d'exploitation***

Au 31 décembre 2007, la Fiducie détenait une facilité de crédit non garantie renouvelable, à échéance prorogeable pour une période de trois ans, de 300,0 millions de dollars (300,0 millions de dollars au 31 décembre 2006) auprès d'un consortium de banques à charte canadiennes. Les emprunts sur la facilité peuvent être des prêts au taux préférentiel, des prêts au taux de base américain, des prêts au LIBOR, des acceptations bancaires ou des crédits documentaires. Les emprunts entraînent des frais et portent intérêt aux taux applicables selon la nature du prélèvement. Le 30 septembre 2007, AltaGas a négocié une prorogation de la date d'échéance de sa facilité jusqu'au 30 septembre 2010. Le 14 décembre 2007, AltaGas a apporté des modifications mineures à la facilité afin de permettre la clôture de l'acquisition de Taylor.

Au 31 décembre 2007, la Fiducie avait prélevé 10,0 millions de dollars (154,3 millions de dollars au 31 décembre 2006) sur la facilité. Le taux d'intérêt préférentiel au 31 décembre 2007 était de 6,0 % (6,0 % au 31 décembre 2006). Le taux moyen des acceptations bancaires de la Fiducie au 31 décembre 2007 était de 5,2 % (5,0 % au 31 décembre 2006).

***Billets à moyen terme***

Le 29 avril 2005, AltaGas a déposé un prospectus préalable de base universel en vertu duquel la Fiducie peut émettre jusqu'à 500,0 millions de dollars en parts de fiducie et en titres d'emprunt sur une période de 25 mois. AltaGas a déposé un supplément de prospectus le 23 août 2005 établissant le programme relatif aux billets à moyen terme d'AltaGas. Le 30 août 2005, des billets à moyen terme de premier rang à 4,41 % non garantis ont été émis pour 100,0 millions de dollars. Les billets viennent à échéance le 1er septembre 2010, les intérêts étant payables semestriellement. Le produit de l'émission a servi à rembourser la dette bancaire. Le 19 janvier 2007, AltaGas a émis des billets à moyen terme de premier rang non garantis pour un capital additionnel de 100,0 millions de dollars. Les billets portent intérêt à un taux nominal de 5,07 % et viennent à échéance le 19 janvier 2012. Le produit net de l'émission a servi à rembourser la dette bancaire et à des fins générales.

***Obligations découlant de contrats de location-acquisition***

Le 1er septembre 2004, la Fiducie a conclu un contrat de location-acquisition de 10 ans visant 25 MW de capacité de pointe provenant de centrales électriques alimentées au gaz qu'elle peut prolonger de 15 ans. Les versements prévus dans le contrat pour les cinq prochains exercices doivent être effectués comme suit :

| | |
|---|---|
| 2008 | 1 878 $ |
| 2009 | 1 878 |
| 2010 | 1 878 |
| 2011 | 1 878 |
| 2012 | 1 878 |
| Par la suite | 3 136 |
| | 12 526 |
| Moins les intérêts théoriques à 6,85 % | 2 492 |
| Valeur actualisée des loyers minimums | 10 034 |
| Moins la tranche échéant à moins d'un an | 1 234 |
| | 8 800 $ |

Les intérêts débiteurs sur les contrats de location-acquisition se sont élevés à 0,7 million de dollars en 2007 (0,8 million de dollars en 2006).

## 10. Obligations liées à la mise hors service s'immobilisations

| | **2007** | 2006 |
|---|---|---|
| Solde au début de l'exercice | **23 350 $** | 16 982 $ |
| Nouvelles obligations | **423** | 696 |
| Obligations réglées | **(346)** | (560) |
| Obligations cédées | **(4 006)** | - |
| Flux monétaires estimatifs révisés | **(2 084)** | 4 802 |
| Charge de désactualisation | **1 474** | 1 430 |
| Solde à la fin de l'exercice | **18 811 $** | 23 350 $ |

AltaGas estime que le montant non actualisé des flux de trésorerie requis pour régler les obligations liées à la mise hors service d'immobilisations au 31 décembre 2007 était de 52,4 millions de dollars (57,0 millions de dollars au 31 décembre 2006). Les obligations liées à la mise hors service d'immobilisations ont été constatées dans les états financiers à des valeurs estimatives actualisées à des taux variant entre 5,6 % et 8,3 %. Les coûts devraient être engagés entre 2010 et 2040, dont la majeure partie entre 2025 et 2035. Aucun actif ne fait l'objet de restrictions juridiques en vue du règlement du passif estimatif.

## 11. Impôts sur les bénéfices

***Imposition de la Fiducie***

Les paiements que la Fiducie reçoit sous forme d'intérêts, de distributions ou d'autres revenus de ses filiales constituent un bénéfice imposable pour la Fiducie. La Fiducie a le droit de déduire ses frais et ses distributions aux porteurs de parts à des fins fiscales. Étant donné qu'elle distribue la totalité de son bénéfice aux porteurs de parts, la Fiducie ne devrait pas avoir d'impôts sur les bénéfices à payer.

Le 12 juin 2007, le projet de loi C-52 du gouvernement du Canada visant l'imposition des entités intermédiaires de placement déterminées (EIPD) a été adopté en troisième lecture et a reçu la sanction royale le 22 juin 2007, créant un nouvel impôt de 31,5 % qui s'appliquera aux distributions de certaines fiducies de revenu et sociétés de personnes, y compris AltaGas, à compter du 1er janvier 2011. Compte tenu de la réduction de taux entrée en vigueur le 14 décembre 2007, le nouvel impôt sur les distributions sera appliqué aux taux de 29,5 % et 28,0 % respectivement à compter du 1er janvier 2011 et du 1er janvier 2012.

En fonction des écarts temporaires de la Fiducie devant se résorber après le 1er janvier 2011, la Fiducie a constaté une charge d'impôts futurs de 5,4 millions de dollars (y compris 0,1 million de dollars lié aux instruments financiers) et un passif d'impôts futurs d'un montant correspondant au cours de l'exercice terminé le 31 décembre 2007. Cette charge hors trésorerie est liée aux écarts temporaires entre la valeur comptable des actifs et des passifs d'AltaGas et leur valeur fiscale respective, et n'a pas d'incidence immédiate sur les flux de trésorerie. Un taux d'imposition de néant a été appliqué aux écarts temporaires qui se résorberont avant 2011.

Le montant prévu et le moment auquel la résorption des écarts temporaires a lieu dépendront des résultats réels de la Fiducie, des distributions, et de l'acquisition et de la cession réelles des actifs et des passifs. Par conséquent, un changement au titre des estimations ou des hypothèses pourrait avoir une incidence importante sur les passifs d'impôts futurs estimatifs.

***Imposition des filiales actives***

Les filiales actives de la Fiducie constituées en sociétés sont assujetties à l'impôt de la même manière que toute autre société. Ces filiales ne devraient généralement pas payer un montant important d'impôts pendant l'exercice ou dans un avenir prévisible en vertu des lois fiscales actuelles.

***Situation fiscale consolidée***

La charge d'impôts inscrite dans les états financiers consolidés diffère du montant qui découlerait de l'application au bénéfice avant impôts des taux d'imposition fédéral et provincial canadiens combinés prévus par la loi, comme suit :

| | **2007** | 2006 |
|---|---|---|
| Bénéfice avant impôts – consolidé | **114 722 $** | 113 382 $ |
| Instruments financiers – montant net | **(1 115)** | - |
| Bénéfice avant instruments financiers et impôts | **113 607** | 113 382 |
| Bénéfice d'AltaGas Income Trust distribué aux porteurs de parts | **(92 544)** | (92 385) |
| Bénéfice avant impôts – filiales actives | **21 063** | 20 997 |
| Taux d'imposition prévu par la loi (%) | **32,12** | 34,49 |
| Impôts estimés au taux prévu par la loi | **6 765** | 7 242 |
| Ajouter (déduire) l'incidence fiscale des éléments suivants : | | |
| Impôt applicable aux EIPD | **5 365** | - |
| Instruments financiers | **1 561** | - |
| Déduction à l'égard des ressources | - | (1 048) |
| Réductions de taux appliquées aux passifs d'impôts futurs | **(7 256)** | (7 822) |
| Écarts permanents entre la valeur comptable et la valeur fiscale des actifs et des passifs | **294** | 166 |
| Portion non imposable des gains en capital à la disposition d'actifs et de placements | **(1 634)** | - |
| Divers | **833** | 333 |
| Charge (recouvrement) d'impôts | | |
| À court terme | **297** | 7 |
| Futurs | **266** | (1 136) |
| Futurs – EIPD | **5 365** | - |
| | **5 928 $** | (1 129) $ |
| Taux d'imposition effectif (%) | **5,17** | (1,00) |

Les impôts sur les bénéfices d'AltaGas sont calculés en vertu des lois et de la réglementation fiscales du gouvernement, de sorte que les valeurs fiscales de certains actifs et passifs sont différentes des valeurs comptables. Le montant des passifs d'impôts futurs aux bilans consolidés correspond à la différence nette entre la valeur fiscale et la valeur comptable inscrite dans les bilans des filiales actives en appliquant les taux d'imposition pratiquement en vigueur. Les PCGR exigent que ces passifs d'impôts futurs soient constatés dans les états financiers consolidés. Dans le cas d'AltaGas, ces impôts futurs ne

sont pas censés donner lieu à des paiements d'impôts en raison de l'anticipation de déductions continues d'intérêts intersociétés futurs à l'égard des filiales actives.

Aux 31 décembre, les impôts futurs se composaient des éléments suivants :

| | 2007 | 2006 |
|---|---|---|
| Immobilisations | **31 101 $** | 14 448 $ |
| Coût de la dette reporté | **53** | (26) |
| Frais d'émission de parts | **(635)** | (1 209) |
| Sociétés de personnes | **26 878** | 41 522 |
| Charges de rémunération reportées | **(2 092)** | (3 408) |
| Instruments financiers | **2 973** | - |
| Divers | **(49)** | (75) |
| | **58 229 $** | 51 252 $ |

## 12. Instruments financiers et gestion du risque financier

Dans le cours normal des affaires, la Fiducie achète et vend du gaz naturel et des liquides de gaz naturel et de l'électricité, et émet des titres d'emprunt à court terme et à long terme. La Fiducie se sert d'instruments dérivés pour réduire son exposition aux fluctuations des prix des marchandises, des taux d'intérêt et des taux de change qui découlent de ces activités. La Fiducie n'utilise pas d'instruments dérivés à des fins spéculatives.

Au 31 décembre 2007, tous les dérivés, autres que ceux qui correspondent à l'exception au titre des besoins prévus en matière d'achat, de vente ou de consommation intermédiaire, ont été portés au bilan à leur juste valeur. La juste valeur des dérivés d'électricité et de gaz naturel a été calculée selon les prix à terme estimatifs de la période visée. Le calcul de la juste valeur des dérivés de taux d'intérêt est effectué selon les cours du marché.

Au 31 décembre 2007, la juste valeur des actifs et des passifs de la Fiducie se présentait comme suit :

| **Sommaires de la juste valeur des actifs et des passifs** | **À court terme** | **À long terme** | **Total** |
|---|---|---|---|
| **Actifs financiers** | | | |
| Détenus à des fins de transaction | 54 928 $ | 28 272 $ | 83 200 $ |
| Disponibles à la vente | - | 44 746 | 44 746 |
| Prêts et créances | 208 581 | - | 208 581 |
| | 263 509 | 73 018 | 336 527 |
| Couvertures de flux de trésorerie | 11 883 | 5 368 | 17 251 |
| | 275 392 $ | 78 386 $ | 353 778 $ |
| **Passifs financiers** | | | |
| Détenus à des fins de transaction | 56 720 $ | 30 079 $ | 86 799 $ |
| Autres passifs financiers | 168 479 | 213 608 | 382 087 |
| | 225 199 | 243 687 | 468 886 |
| Couvertures de flux de trésorerie | 4 128 | 87 | 4 215 |
| | 229 327 $ | 243 774 $ | 473 101 $ |

***Bénéfice latent***

L'incidence de l'adoption des nouvelles normes en 2007 relatives aux instruments financiers sur le bénéfice net a donné lieu à un gain latent de 1,1 million de dollars.

***Autres éléments du résultat étendu***

Dans le cadre de son programme de couverture, la Fiducie utilise certains instruments financiers dérivés pour gérer les risques. Une perte latente après impôts de 4,8 millions de dollars a été reclassée en résultat net. Du gain de 27,2 millions de dollars reporté au poste Cumul des autres éléments du résultat étendu au 31 décembre 2007, un gain de 5,4 millions de dollars devrait être reclassée en résultat net dans les 12 prochains mois.

Les actifs disponibles à la vente, compris dans le bilan sous Placements à long terme et autres actifs, sont comptabilisés à la juste valeur, après impôts, au poste Autres éléments du résultat étendu.

Au 1er janvier 2007, la Fiducie a commencé à présenter les coûts de transaction liés à la dette à long terme en diminution de la dette s'y rattachant et à amortir ces coûts selon la méthode du taux d'intérêt effectif. Auparavant, ces coûts étaient amortis selon la méthode de l'amortissement linéaire sur la durée de vie de l'instrument de créance auquel ils se rattachaient. Ce changement de convention n'a eu aucune incidence importante sur les états financiers de la Fiducie. Le taux d'intérêt effectif pour les billets à moyen terme émis en 2005 et en 2007 était respectivement de 4,54 % et 5,11 %.

***Gestion du risque lié au prix des marchandises***

**GAZ NATUREL**

La Fiducie achète du gaz naturel et le vend à ses clients. Le prix fixé et les contrats au prix du marché pour la vente et l'achat de gaz naturel se prolongent jusqu'en 2012.

Au 31 décembre 2007, l'encours des contrats de la Fiducie se présentait comme suit :

| | | | Volume théorique (GJ) | | |
|---|---|---|---|---|---|
| **Instruments dérivés** | **Prix fixé (par GJ)[1]** | **Période (mois)** | **Ventes** | **Achats** | **Juste valeur** |
| Contrat à livrer | 2,16 $ à 10,37 $ | 1 - 55 | 105 375 003 | - | (17 775) $ |
| Contrat à livrer | 2,16 $ à 10,37 $ | 1 - 55 | - | 105 375 003 | 14 754 $ |

*1) Certains contrats sont indexés et, à ce titre, nous ne pouvons fournir une fourchette de prix.*

En 2007, un gain latent de 2,0 millions de dollars a été constaté au titre des activités de gestion du risque sur le gaz naturel de la Fiducie.

**LIQUIDES DE GAZ NATUREL**

La Fiducie a conclu une série de swaps afin de protéger une partie de la marge exposée aux différentiels de fractionnement des liquides de gaz naturel (LGN).

Au 31 décembre 2007, l'encours des contrats de la Fiducie se présentait comme suit :

| | | | Volume théorique | | |
|---|---|---|---|---|---|
| **Produit** | **Prix fixé** | **Période (mois)** | **Ventes** | **Achats** | **Juste valeur** |
| Propane | 1,2825 $ à 1,4725 $ US/gallon | 1 - 12 | 9 677 178 gallons | - | (1 156) $ |
| Butane normal | 1,4950 $ à 1,7000 $ US/gallon | 1 - 12 | 2 612 064 gallons | - | (685) |
| WTI | 83,20 $ à 89,10 $ US/baril | 1 - 12 | 27 489 barils | - | (143) |
| Gaz naturel | 6,455 $ à 6,550/GJ | 1 - 12 | - | 1 382 591 GJ | 159 $ |

En 2007, la Fiducie a constaté une perte latente de 0,6 million de dollars découlant des activités de gestion du risque liées aux LGN de la Fiducie.

**ÉLECTRICITÉ**

Conformément aux ententes d'achat d'électricité, AltaGas est tenue d'acheter de l'électricité à des conditions et à des prix convenus jusqu'au 31 décembre 2020. La Fiducie vend l'électricité à Alberta Electric System Operator aux prix du marché et se sert de swaps et de tunnels pour fixer les prix sur une partie des volumes. La stratégie d'AltaGas vise à protéger les marges afin de fournir des résultats prévisibles. Certains contrats correspondent à l'exception au titre des besoins prévus en matière d'achats, de ventes ou de consommation intermédiaire et n'ont pas été inclus dans les actifs ou passifs de gestion du risque. Au 31 décembre 2007, la Fiducie n'avait pas l'intention de résilier de contrats avant leur échéance.

Au 31 décembre 2007, l'encours des contrats de la Fiducie se présentait comme suit :

| | | | Volume théorique (MWh) | | |
|---|---|---|---|---|---|
| **Instruments dérivés** | **Prix fixé (par MWh)** | **Période (mois)** | **Ventes** | **Achats** | **Juste valeur** |
| Contrat à livrer | 79,00 $ à 80,60 $ | 1 - 3 | 2 160 | - | (28) $ |
| Contrat à livrer | 63,25 $ à 68,00 $ | 1 - 3 | - | 2 160 | 31 $ |

Les activités de gestion du risque sur l'électricité de la Fiducie découlant des contrats financiers non compris dans le programme de couverture présentaient une perte latente de 40 248 $.

Au 31 décembre 2007, l'encours des swaps et tunnels sur marchandises de la Fiducie se présentait comme suit :

| | | | Volume théorique (MWh) | | |
|---|---|---|---|---|---|
| **Instruments dérivés** | **Prix fixé (par MWh)** | **Période (mois)** | **Ventes** | **Achats** | **Juste valeur** |
| Swaps et tunnels | 65,00 $ à 88,00 $ | 1 - 24 | 1 626 624 | - | 10 932 $ |
| Swaps et tunnels | 56,50 $ à 56,50 $ | 1 - 120 | - | 263 016 | 3 339 $ |

Au 31 décembre 2007, l'encours des couvertures du coût thermique de la Fiducie se présentait comme suit :

| | | | Volume théorique (GJ ou MWh) | | |
|---|---|---|---|---|---|
| **Instruments dérivés** | **Prix fixé (par GJ ou MWh)** | **Période (mois)** | **Ventes** | **Achats** | **Juste valeur** |
| Gaz naturel (par GJ) | 6,08 $ à 6,17 $ | 1 | - | 79 050 | 17 968 $ |
| Électricité (par MWh) | 89,00 $ à 138,00 $ | 1 | 6 510 | - | 170 019 $ |

En 2007, les activités de couverture du coût thermique de la Fiducie ont donné lieu à un gain latent de 0,2 million de dollars.

***Gestion du risque de change***

La Fiducie conclut des contrats de change à terme pour gérer le risque de fluctuation des flux de trésorerie lié aux variations des taux de change. Pour 2007, les activités de gestion du risque de change de la Fiducie ont subi une perte latente de 0,7 million de dollars.

***Gestion du risque de taux d'intérêt***

Pour se protéger contre l'incidence des fluctuations futures des taux d'intérêt, la Fiducie utilise des contrats de swap de taux d'intérêt pour fixer le taux d'intérêt sur une partie des acceptations bancaires émises en vertu des facilités de crédit. En janvier 2007, la Fiducie a dénoué un certain nombre de ces swaps de taux d'intérêt par suite de l'émission de billets à moyen terme d'un montant de 100 millions de dollars et a constaté un gain de 0,4 million de dollars. Au troisième trimestre, la Fiducie a mis fin à la relation de couverture sur certains contrats de swap, ce qui a donné lieu à un gain latent négligeable. Les swaps de taux d'intérêt restants ont une durée de vie résiduelle moyenne de 2 à 15 mois et un taux d'intérêt moyen pondéré de 3,56 %. Les activités de gestion du risque de taux d'intérêt de la Fiducie ont entraîné un gain latent de 0,2 million de dollars et une juste valeur marchande de 0,2 million de dollars au 31 décembre 2007.

***Risque de crédit sur les instruments financiers***
Le risque de crédit résulte de la possibilité qu'une partie à un instrument dérivé au titre duquel la Fiducie a un gain latent manque à ses obligations conformément aux modalités du contrat.

L'exposition au risque de crédit est réduite au minimum, car AltaGas n'effectue des opérations qu'avec des parties solvables conformément aux politiques et aux pratiques de crédit en vigueur. Au 31 décembre 2007, AltaGas n'avait aucune concentration importante de risque de crédit auprès d'une partie à des instruments financiers.

**13. Avoir des porteurs de parts**

| | 2007 | 2006 |
|---|---|---|
| Capital des porteurs de parts *(note 14)* | **505 544 $** | 463 750 $ |
| Surplus d'apport | **3 875** | 3 322 |
| Bénéfices cumulés | **510 412** | 401 618 |
| Dividendes accumulés | **(41 114)** | (41 114) |
| Distributions aux porteurs de parts accumulées déclarées[1] | **(391 103)** | (272 464) |
| Distributions d'actions ordinaires de Utility Group | **(29 848)** | (25 696) |
| Ajustements transitoires découlant de l'adoption de nouvelles normes comptables relatives aux instruments financiers | **(247)** | - |
| Cumul des autres éléments du résultat étendu | **27 169** | - |
| | **584 688 $** | 529 416 $ |

*1) Les distributions aux porteurs de parts accumulées versées par la Fiducie au 31 décembre 2007 s'élevaient à 380,9 millions de dollars (262,9 millions de dollars au 31 décembre 2006).*

En 2007, les porteurs de parts de la Fiducie et les porteurs de parts échangeables d'AltaGas Holding Limited Partnership No. 1 ont reçu une action ordinaire de Utility Group pour chaque tranche de 100 parts de fiducie ou parts échangeables détenues le 27 août 2007. Dans le cadre du plan de distribution, un porteur de parts qui s'est vu attribuer moins de 50 actions ordinaires de Utility Group a reçu une somme au comptant. Le nombre d'actions ordinaires de Utility Group distribuées aux porteurs de parts s'est élevé à 577 416, ce qui a réduit l'avoir des porteurs de parts de 4,2 millions de dollars. Cette distribution a donné lieu à une réduction de 27 % de la participation de la Fiducie dans Utility Group, qui est passée à 19,6 %.

## 14. Capital des porteurs de parts

La Fiducie est autorisée à émettre :

- Un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur;
- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP #1) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #1 en circulation chute sous 750 000. Après le 1er mai 2014, l'échange se fera au gré de la Fiducie ou du porteur de parts;
- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership No. 2 (AltaGas LP #2) qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2009, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP #2 en circulation chute sous 1 000 000. Après le 1er mai 2009, l'échange se fera au gré de la Fiducie ou du porteur de parts.

| **Parts de fiducie émises et en circulation :** | **Nombre** | **Montant** |
|---|---|---|
| 31 décembre 2005 | 52 505 514 | 404 854 $ |
| Parts émises au comptant à l'exercice d'options | 9 150 | 127 |
| Parts émises en vertu des régimes de réinvestissement des distributions[1] | 1 745 630 | 46 509 |
| Parts émises contre des parts échangeables | 53 258 | 305 |
| 31 décembre 2006 | 54 313 552 | 451 795 |
| **Parts échangeables émises et en circulation :** | | |
| Émises par AltaGas LP #1, le 31 décembre 2005 | 2 142 072 | 12 260 |
| Parts d'AltaGas LP #1 rachetées contre des parts de fiducie | (53 258) | (305) |
| 31 décembre 2006 | 2 088 814 | 11 955 |
| Émises et en circulation au 31 décembre 2006 | 56 402 366 | 463 750 $ |

| **Parts de fiducie émises et en circulation:** | **Nombre** | **Montant** |
|---|---|---|
| 31 décembre 2006 | **54 313 552** | **451 795 $** |
| Parts émises au comptant à l'exercice d'options | **3 400** | **68** |
| Parts émises en vertu des régimes de réinvestissement des distributions[1] | **1 692 128** | **41 726** |
| Parts émises contre des parts échangeables | **48 358** | **277** |
| **31 décembre 2007** | **56 057 438** | **493 866** |
| **Parts échangeables émises et en circulation :** | | |
| Émises par AltaGas LP #1, le 31 décembre 2006 | **2 088 814** | **11 955** |
| Parts d'AltaGas LP #1 rachetées contre des parts de fiducie | **(48 358)** | **(277)** |
| **31 décembre 2007** | **2 040 456** | **11 678** |
| **Émises et en circulation au 31 décembre 2007** | **58 097 894** | **505 544 $** |

*1) Premium Distribution^MC, régime de réinvestissement des distributions et régime optionnel d'achat de parts.*

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. Au 31 décembre 2007, 10 % des parts en circulation étaient réservées pour émission en vertu de ce régime. Jusqu'au 31 décembre 2007, les droits des options attribuées en vertu du régime avaient, en général, une durée de dix ans et pouvaient être acquis sur une période d'au plus quatre ans.

Au 31 décembre 2007, les options en cours pouvaient être exercées à diverses dates jusqu'en 2017 (2016 au 31 décembre 2006). Le prix d'exercice moyen pondéré des options en cours en vertu du régime s'élevait à 26,36 $ (27,23 $ au 31 décembre 2006), et la durée moyenne pondérée qui reste à courir des options s'établissait à 8,76 ans (9,23 ans au 31 décembre 2006). Au 31 décembre 2007, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,7 million de dollars (0,9 million de dollars au 31 décembre 2006).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

| | Options en cours | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| | **Nombre d'options** | **Prix d'exercice[1]** | **Nombre d'options** | **Prix d'exercice[1]** |
| Options d'achat de parts en cours au début de l'exercice | **923 550** | **27,23 $** | 359 200 | 24,53 $ |
| Attribuées | **548 500** | **25,31** | 636 500 | 28,60 |
| Exercées | **(3 400)** | **20,06** | (9 150) | 13,93 |
| Annulées | **(158 250)** | **27,94** | (63 000) | 27,53 |
| **Options d'achat de parts en cours à la fin de l'exercice** | **1 310 400** | **26,36 $** | **923 550** | **27,23 $** |
| **Options d'achat de parts exerçables à la fin de l'exercice** | **331 425** | **25,50 $** | **106 513** | **20,48 $** |

*1) Moyenne pondérée.*

Un résumé du régime au 31 décembre 2007 est présenté ci-dessous :

| | Options en cours | | | Options exerçables | |
|---|---|---|---|---|---|
| | **Nombre d'options en cours[1]** | **Prix d'exercice[2]** | **Durée contractuelle restante[3]** | **Nombre d'options exerçables[1]** | **Prix d'exercice[2]** |
| **5,00 $ – 7,00 $** | 9 000 | 6,10 $ | 2,45 | 9 000 | 6,10 $ |
| **7,01 $ – 15,50 $** | 28 500 | 10,26 | 5,15 | 28 500 | 10,26 |
| **15,51 $ – 25,08 $** | 416 400 | 24,77 | 9,23 | 54 300 | 24,16 |
| **25,09 $ – 29,50 $** | 856 500 | 27,86 | 8,72 | 239 625 | 28,35 |
| | **1 310 400** | **26,36 $** | **8,76** | **331 425** | **25,50 $** |

*1) Au 31 décembre 2007.*

*2) Moyenne pondérée.*

*3) Nombre moyen pondéré d'années.*

La juste valeur de chaque option attribuée est évaluée à la date d'attribution selon le modèle de Black et Scholes, à l'aide des hypothèses moyennes pondérées suivantes au titre des attributions :

| | **2007** | 2006 |
|---|---|---|
| Taux d'intérêt sans risque (%) | **3,29** | 4,36 |
| Durée prévue (en années) | **10** | 10 |
| Volatilité prévue (%) | **21,71** | 20,89 |
| Distributions annuelles par part (en dollars) | **2,04** | 1,981 |

| **Parts en circulation[1]** | **2007** | 2006 |
|---|---|---|
| Nombre de parts – de base[2] | **57 382 209** | 55 468 969 |
| Options sur actions dilutives | **37 632** | 47 216 |
| Nombre de parts – dilué[2] | **57 419 841** | 55 516 185 |

*1) Comprend les parts échangeables.*

*2) Moyenne pondérée.*

En 2004, AltaGas a mis sur pied un régime de rémunération à base de parts qui attribue des parts fictives à certains salariés. Les parts fictives sont évaluées selon les distributions déclarées et le cours des parts de la Fiducie. Les droits des parts sont acquis selon un calendrier d'acquisition graduelle. La charge de rémunération comptabilisée en 2007 à l'égard de ce régime a été de 5,1 millions de dollars (6,7 millions de dollars au 31 décembre 2006). Au 31 décembre 2007, la juste valeur non passée en charges de la charge de rémunération à base de parts associée aux périodes futures était de 14,2 millions de dollars (9,9 millions de dollars au 31 décembre 2006).

## 15. Résultat par part

Le calcul du résultat net par part est présenté dans le tableau suivant :

| | **2007** | 2006 |
|---|---|---|
| Numérateur : | | |
| Numérateur pour le résultat de base par part | **108 794 $** | 114 511 $ |
| Numérateur pour le résultat de base et dilué par part | **108 794 $** | 114 511 $ |
| Dénominateur : | | |
| Nombre moyen pondéré de parts | **57 382** | 55 469 |
| Options sur part dilutives | **38** | 47 |
| Dénominateur pour le résultat dilué par part | **57 420** | 55 516 |
| Résultat de base par part | **1,90 $** | 2,06 $ |
| Résultat dilué par part | **1,89 $** | 2,06 $ |

## 16. Engagements

Les paiements minimums futurs estimatifs en vertu de contrats de location-exploitation de bureaux, de matériel de bureau et de matériel roulant s'établissent comme suit :

| | |
|---|---|
| 2008 | 3 887 $ |
| 2009 | 3 606 |
| 2010 | 3 181 |
| 2011 | 2 798 |
| 2012 | 2 499 |
| | 15 971 $ |

En vertu des modalités d'un contrat de livraison à long terme de gaz naturel de 1997, la Fiducie s'est engagée à livrer du gaz naturel à des prix allant de 2,34 $ le mpc en 2007 à 2,40 $ le mpc jusqu'à l'échéance du contrat en 2009. La Fiducie a conclu des contrats avec plusieurs producteurs afin de garantir les volumes pour remplir les exigences de ce contrat. En 1999, l'un de ces producteurs n'a pas respecté son obligation contractuelle de livraison de gaz naturel, de sorte que la Fiducie a dû assumer l'engagement de livraison de 2 845 mpc/j de ce producteur. En décembre 2006, elle a conclu avec un tiers un contrat à prix fixe établissant le prix forfaitaire de l'approvisionnement en gaz lié à l'engagement jusqu'à l'échéance de ce dernier en 2009.

En 1999, la Fiducie a acquis le droit d'acheter du gaz naturel tiré de réserves spécifiques moyennant 0,05 $ le mpc pour la durée de vie des réserves. La production tirée de ces réserves a été de 1 039 mpc/j en 2007 (1 321 mpc/j en 2006).

En 2007, AltaGas a conclu avec Enercon GmBH un contrat en vertu duquel cette dernière fournira et installera des turbines destinées au parc d'éoliennes de Bear Mountain moyennant le paiement par la Fiducie d'environ 144 millions de dollars avant la fin du projet. La Fiducie a aussi conclu d'autres contrats d'approvisionnement en vertu desquels elle devra verser environ 6 millions de dollars pour l'équipement et les coûts de construction liés au projet de parc d'éoliennes de Bear Mountain.

**17. Variation nette du fonds de roulement hors trésorerie**

La variation nette des éléments du fonds de roulement hors trésorerie a augmenté (diminué) les flux de trésorerie provenant de l'exploitation comme suit :

| | **2007** | 2006 |
|---|---|---|
| Débiteurs | **32 654 $** | (3 849) $ |
| Stocks | **(69)** | 34 |
| Autres actifs à court terme | **6 065** | (4 856) |
| Créditeurs et charges à payer | **(23 080)** | (14 719) |
| Dépôts des clients | **8 065** | 933 |
| Produits constatés d'avance | **930** | 788 |
| Autres passifs à court terme | **(1 661)** | 209 |
| | **22 904** | (21 460) |
| Moins diminution (augmentation) des coûts en capital à payer | **(2 179)** | 7 200 |
| Variation nette des éléments du fonds de roulement hors trésorerie liés à l'exploitation | **20 725 $** | (14 260) $ |

Les paiements au comptant ci-après ont été pris en compte dans le calcul du bénéfice :

| | **2007** | 2006 |
|---|---|---|
| Intérêts payés | **12 078 $** | 13 521 $ |
| Impôts sur les bénéfices payés | **181 $** | 62 $ |

**18. Régimes de retraite et régimes d'avantages complémentaires de retraite**

***Régime de retraite à cotisations déterminées***

Le 1er juillet 2005, AltaGas a mis en œuvre un régime de retraite à cotisations déterminées pour la quasi-totalité des salariés réguliers. Le régime de retraite à cotisations déterminées remplaçait le régime enregistré d'épargne-retraite (REER) collectif comme régime de retraite principal d'AltaGas pour ses salariés.

La charge nette de retraite comptabilisée au titre du régime de retraite à cotisations déterminées a été de 1,4 million de dollars pour l'exercice terminé le 31 décembre 2007 (1,3 million de dollars au 31 décembre 2006).

***Régimes de retraite à prestations déterminées***

En date du 25 août 2004, le passif au titre du régime de retraite non contributif à prestations déterminées pour les années de service ouvrant droit à pension antérieures à AltaGas de neuf employés de la Fiducie a été pris en charge en vertu de la partie II du régime de retraite des salariés par suite de l'acquisition. Aucune autre année de service ne sera cumulée en vertu de ce régime dans l'avenir.

En date du 1er janvier 2005, le régime a été modifié à l'égard de certains salariés qui étaient à l'emploi d'AltaGas Utilities Inc., filiale à 100 % de la Fiducie pour la majeure partie de 2005. Les actifs et les passifs liés à trois de ces salariés ont été cédés aux parties III et IV du régime de retraite des salariés en 2006.

Les cotisations au régime relatives aux parties II, III et IV du régime de retraite des salariés en 2007 et 2006 ont été faites conformément au rapport d'évaluation actuarielle aux fins de la capitalisation au 30 septembre 2005 selon un rapport daté du 29 mars 2006. Au 31 décembre 2007, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 1,9 million de dollars (1,9 million de dollars au 31 décembre 2006). Au 31 décembre 2007, le régime avait comptabilisé dans ses états financiers un passif au titre des prestations constituées de 0,3 million de dollars (0,3 million de dollars au 31 décembre 2006).

Pour l'exercice terminé le 31 décembre 2007, la charge nette de retraite consistait en un recouvrement de 15 000 $ (recouvrement de 11 000 $ pour l'exercice terminé le 31 décembre 2006).

***Régime de retraite complémentaire des dirigeants (RRCD)***

En date du 1er juillet 2005, la Fiducie a établi un régime de retraite à prestations déterminées non enregistré qui procure aux dirigeants admissibles des prestations de retraite déterminées en fonction du salaire moyen, des années de service et de

l'âge de la retraite. Au 31 décembre 2007, l'obligation au titre des prestations constituées de la Fiducie à l'égard de ce régime s'établissait à 3,0 millions de dollars (2,1 millions de dollars au 31 décembre 2006). Au 31 décembre 2007, le régime avait comptabilisé dans ses états financiers un passif au titre des prestations constituées de 1,9 million de dollars (1,0 million de dollars au 31 décembre 2006).

Les prestations du RRCD seront versées à même le revenu général d'AltaGas à mesure que les paiements seront exigibles. Une garantie sera fournie pour les prestations du RRCD au moyen d'une lettre de crédit dans un compte en fiducie ouvert dans le cadre d'une convention de retraite.

Pour l'exercice terminé le 31 décembre 2007, la charge nette de retraite s'établissait à 1,0 million de dollars (0,8 million de dollars au 31 décembre 2006).

Le tableau suivant présente un résumé des régimes à prestations déterminées :

| | 2007 | 2006 |
|---|---|---|
| **Régimes à prestations déterminées** | | |
| Solde au début de l'exercice | **4 079 $** | 2 987 $ |
| Somme nette reçue par suite de cessions | **-** | 165 |
| Perte actuarielle nette (gain actuariel net) | **(73)** | 96 |
| Coût des services rendus au cours de l'exercice | **738** | 657 |
| Intérêts débiteurs | **240** | 174 |
| Prestations versées | **(83)** | - |
| Solde à la fin de l'exercice | **4 901** | 4 079 |
| **Actifs des régimes** | | |
| Juste valeur au début de l'exercice | **1 729** | 1 409 |
| Somme nette reçue par suite de cessions | **-** | 164 |
| Rendement réel (perte réelle) des actifs des régimes | **(71)** | 144 |
| Cotisations patronales | **11** | 12 |
| Prestations versées | **(83)** | - |
| Juste valeur à la fin de l'exercice | **1 586** | 1 729 |
| **État de la capitalisation – déficit** | **(3 315)** | (2 350) |
| Coûts des services passés non amortis | **778** | 855 |
| Perte actuarielle nette non amortie | **330** | 227 |
| Actif (passif) au titre des prestations constituées **comptabilisé** dans les états financiers | **(2 207) $** | (1 268) $ |

| | 2007 | 2006 |
|---|---|---|
| **Principales hypothèses actuarielles retenues aux 31 décembre** | | |
| Taux d'actualisation (%) | **5,50** | 5,25 - 5,50 |
| Taux de rendement prévu à long terme des actifs des régimes (%) | **6,00 - 6,75** | 6,00 - 6,75 |
| Taux d'augmentation de la rémunération (%) | **3,50- 4,00** | 3,50 - 4,00 |
| Durée résiduelle moyenne d'activité des salariés actifs (en années) | **9 - 11** | 9-12 |
| **Coût net des prestations pour l'exercice** | | |
| Charges et coûts des prestations au titre des services rendus au cours de l'exercice | **739 $** | 657 $ |
| Intérêts débiteurs | **240** | 174 |
| Perte réelle (rendement réel) des actifs des régimes | **71** | (144) |
| Perte actuarielle (gain actuariel) | **(73)** | 96 |
| Coût survenu pour l'exercice | **977** | 783 |
| **Écarts entre le coût survenu au cours de l'exercice et le coût constaté au cours de l'exercice à l'égard des éléments suivants :** | | |
| Rendement des actifs des régimes | **(188)** | 49 |
| Gains actuariels (pertes actuarielles) | **84** | (87) |
| Coûts des services passés | **77** | 77 |
| **Coût net des prestations de l'exercice constaté** | **950 $** | 822 $ |

## 19. Opérations entre parties liées

Dans le cours normal des affaires, la Fiducie et ses sociétés affiliées concluent des opérations avec des parties liées. Ces opérations ont été comptabilisées à leur valeur d'échange comme suit :

| | 2007 | 2006 |
|---|---|---|
| Frais d'administration, de gestion et d'autres services payés par : | | |
| Utility Group à la Fiducie | **29 $** | 30 $ |
| La Fiducie à Utility Group | **445 $** | 1 001 $ |
| Ventes de gaz naturel par la Fiducie aux filiales de Utility Group | **83 370 $** | 84 046 $ |
| Honoraires pour services d'exploitation payés par les filiales de Utility Group | **341 $** | 469 $ |
| Services de transport fournis par les filiales de Utility Group | **477 $** | 560 $ |
| Paiements versés en vertu de contrats de location-exploitation de bureaux et de mobilier de bureau par la Fiducie à une société dont le propriétaire est un employé | **85 $** | 83 $ |

Les montants correspondants à recevoir des parties liées et à payer à des parties liées ne portent pas intérêt et sont rattachés aux opérations dans le cours normal des affaires.

Au 31 décembre 2007, les débiteurs représentaient un montant de 13,5 millions de dollars (13,8 millions de dollars au 31 décembre 2006) à recevoir des parties liées de la Fiducie. Au 31 décembre 2007, les créditeurs comprenaient un montant de 50 000 $ (0,7 million de dollars au 31 décembre 2006) à payer aux parties liées de la Fiducie.

Au cours de 2007, AltaGas a vendu à Utility Group sa participation de 33,3335 % dans la coentreprise Ikhil, moyennant une contrepartie de 9,0 millions de dollars, dans le cadre du programme de dessaisissement des actifs de production secondaires.

## 20. Coentreprises

La quote-part de la Fiducie dans ses ententes de coentreprises est décrite ci-après :

| | 2007 | 2006 |
|---|---|---|
| **Quote-part du bénéfice d'exploitation** | | |
| Produits | **201 124 $** | 234 243 $ |
| Charges | **131 220** | 156 649 |
| | **69 904 $** | 77 594 $ |
| **Quote-part de l'actif net** | | |
| Actif à court terme | **33 135 $** | 44 386 $ |
| Immobilisations | **91 238** | 93 917 |
| Ententes, contrats et relations de services énergétiques | **75 483** | 81 292 |
| Placements à long terme et autres actifs | **3 643** | 4 637 |
| Passif à court terme | **(32 780)** | (43 129) |
| | **170 719 $** | 181 103 $ |
| **Quote-part des flux de trésorerie** | | |
| Activités d'exploitation | **79 959 $** | 83 367 $ |
| Activités d'investissement | **(571)** | (57 826) |
| Activités de financement | **(79 388)** | (25 541) |
| | **- $** | - $ |

## 21. Cession à la vente d'immobilisations

Au cours de 2007, AltaGas a vendu à AltaGas Utility Group Inc. sa participation de 33,3335 % dans la coentreprise Ikhil, moyennant une contrepartie au comptant de 9,0 millions de dollars, avec prise d'effet le 31 juillet 2007. Le gain à la vente a été négligeable. En 2007, AltaGas a constaté un gain ponctuel de 1,5 million de dollars lié à la vente d'actifs de production de pétrole et de gaz naturel pour une contrepartie non monétaire totalisant 11,9 millions de dollars, y compris un billet de 11,6 millions de dollars. Cette cession a également entraîné la réduction de l'obligation liée à la mise hors service d'immobilisations de 3,7 millions de dollars.

## 22. Informations sectorielles

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. Les cinq secteurs d'exploitation de la Fiducie sont décrits ci-dessous :

**Collecte et traitement sur place** – réseaux de collecte de gaz naturel et installations de traitement;

**Extraction et transport** – installations d'extraction de l'éthane et des LGN et gazoducs de transport de gaz naturel et de condensats;

**Production d'électricité** – production d'électricité de centrales alimentées au gaz et au charbon conformément aux ententes d'achat d'électricité et aux autres contrats;

**Services énergétiques** – services gaziers et services de gestion énergétique pour le gaz naturel et l'électricité;

**Siège social** – coûts liés à la prestation de services, aux frais généraux du siège social, aux placements dans des entités ouvertes et fermées, aux actifs de la société, et à l'incidence des variations de la juste valeur sur les actifs et les passifs de gestion du risque.

Les tableaux suivants présentent l'information par secteur :

| Pour l'exercice terminé le 31 décembre 2007 | Collecte et traitement sur place | Extraction et transport | Production d'électricité | Services énergétiques | Siège social | Élimination inter-sectorielle | Total |
|---|---|---|---|---|---|---|---|
| Produits | 135 105 $ | 142 938 $ | 182 535 $ | 1 022 506 $ | 5 037 $ | (60 842) $ | 1 427 279 $ |
| Gains latents (pertes latentes) sur gestion du risque | - | - | - | - | 1 115 | - | 1 115 |
| Coût des ventes | (7 655) | (75 495) | (78 373) | (1 001 599) | - | 58 723 | (1 104 399) |
| Charges d'exploitation et d'administration | (83 344) | (20 300) | (2 035) | (15 576) | (31 161) | 2 119 | (150 297) |
| Amortissement | (25 901) | (8 055) | (7 488) | (3 307) | (2 340) | - | (47 091) |
| Bénéfice (perte) d'exploitation | 18 205 $ | 39 088 $ | 94 639 $ | 2 024 $ | (27 349) $ | - | 126 607 $ |
| Bénéfice (perte) d'exploitation avant gains latents (pertes latentes) sur gestion du risque | 18 205 $ | 39 088 $ | 94 639 $ | 2 024 $ | (28 464) $ | - | 125 492 $ |
| Ajouts nets (réductions nettes) : | | | | | | | |
| Immobilisations | 13 213 $ | 4 672 $ | 22 013 $ | (20 457) $ | 2 349 $ | - | 21 790 $ |
| Placements à long terme et autres actifs | - | - | (530) $ | - | 18 396 $ | - | 17 866 $ |
| Écart d'acquisition | 215 $ | 18 045 $ | - | - | - | - | 18 260 $ |
| Actifs sectoriels | 507 876 $ | 241 198 $ | 151 401 $ | 124 702 $ | 174 624 $ | - | 1 199 801 $ |

| Pour l'exercice terminé le 31 décembre 2006 | Collecte et traitement sur place | Extraction et transport | Production d'électricité | Services énergétiques | Siège social | Élimination inter-sectorielle | Total |
|---|---|---|---|---|---|---|---|
| Produits | 139 016 $ | 149 143 $ | 199 344 $ | 948 939 $ | 4 415 $ | (78 253) $ | 1 362 604 $ |
| Coût des ventes | (9 381) | (85 888) | (99 761) | (924 249) | - | 75 588 | (1 043 691) |
| Charges d'exploitation et d'administration | (80 068) | (20 305) | (1 332) | (17 060) | (29 688) | 2 665 | (145 788) |
| Amortissement | (23 579) | (7 733) | (7 382) | (4 848) | (2 319) | - | (45 861) |
| Perte de valeur de l'écart d'acquisition | (600) | - | - | - | - | - | (600) |
| Bénéfice (perte) d'exploitation | 25 388 $ | 35 217 $ | 90 869 $ | 2 782 $ | (27 592) $ | - | 126 664 $ |
| Bénéfice (perte) d'exploitation avant gains latents (pertes latentes) sur gestion du risque | 25 388 $ | 35 217 $ | 90 869 $ | 2 782 $ | (27 592) $ | - | 126 664 $ |
| Ajouts nets (réductions nettes) : | | | | | | | |
| Immobilisations | 62 295 $ | 4 319 $ | (28) $ | 1 652 $ | 2 270 $ | - | 70 508 $ |
| Ententes, contrats et relations de services énergétiques | - | - | - | (36) $ | - | - | (36) $ |
| Placements à long terme et autres actifs | - | - | 4 332 $ | - | 1 390 $ | - | 5 722 $ |
| Écart d'acquisition | 215 $ | 18 045 $ | - | - | - | - | 18 260 $ |
| Actifs sectoriels | 528 636 $ | 258 480 $ | 140 427 $ | 131 907 $ | 50 125 $ | - | 1 109 575 $ |

## 23. Chiffres correspondants

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période considérée.

**AltaGas** NEWS RELEASE

# ALTAGAS INCOME TRUST ANNOUNCES NEW $250 MILLION CREDIT FACILITY

**Calgary, Alberta (April 3, 2008)** – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it has secured a new $250 million credit facility with a syndicate of banks. The credit facility was used to retire an existing $130 million credit facility held by Taylor NGL Limited Partnership that was to mature on June 28, 2008. The new facility has an 18-month term expiring on September 28, 2009 and will provide additional liquidity to the Trust.

"I am pleased that this ensures AltaGas has the liquidity and financial flexibility to execute its gas and power business strategy," said David Cornhill, Chairman and CEO of AltaGas.

AltaGas Income Trust is one of Canada's largest and fastest growing energy infrastructure organizations. The Trust creates value by acquiring, growing and optimizing gas and power infrastructure, including a focus on renewable energy sources.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Income Trust Index and the S&P/TSX Capped Energy Trust Index.



- 30 -

For further information contact:

Media
C.J. Wilkins
(403) 691-9890
cj.wilkins@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas

Well connected

# ALTAGAS INCOME TRUST

Avis de convocation à l'assemblée

et

circulaire d'information de la direction

relativement à

L'ASSEMBLÉE ANNUELLE DES PORTEURS DE PARTS

qui aura lieu le 24 avril 2008

**Le 6 mars 2008**

**AltaGas**

## ALTAGAS INCOME TRUST

Le 6 mars 2008

À l'intention des porteurs de parts

Veuillez accepter la présente comme une invitation personnelle à venir assister à l'assemblée annuelle des porteurs de parts d'AltaGas Income Trust (la « **Fiducie** ») qui aura lieu le jeudi 24 avril 2008 à 15 h (heure de Calgary) au Metropolitan Conference Centre, 333 - 4$^{th}$ Avenue S.W., Calgary (Alberta).

Les points à l'ordre du jour officiels de l'assemblée sont plus amplement décrits dans l'avis de convocation à l'assemblée et la circulaire d'information de la direction qui accompagnent la présente lettre. Outre les points à l'ordre du jour officiels, je vous entretiendrai sommairement des résultats de la Fiducie pour l'exercice terminé le 31 décembre 2007 et la stratégie de la Fiducie pour les années à venir. L'assemblée vous permet aussi de rencontrer les membres du conseil d'administration d'AltaGas General Partner Inc. et les membres de la haute direction d'AltaGas Ltd.

Si vous ne pouvez être présent à l'assemblée, je vous invite à remplir le formulaire de procuration ci-joint ou, le cas échéant, le formulaire de demande d'instructions de vote, et à le renvoyer dans le délai indiqué, afin que votre vote soit comptabilisé à l'assemblée. Vous pouvez par ailleurs écouter une diffusion Web en direct, qui sera accessible sur le site Web de la Fiducie au www.altagas.ca à compter de 15 h (heure de Calgary) le jeudi 24 avril 2008.

Le rapport annuel de 2007 renferme de l'information concernant les résultats financiers et résultats d'exploitation consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2007. Vous trouverez également de l'information supplémentaire sur le site Web de la Fiducie au www.altagas.ca.

Je suis reconnaissant de votre appui inconditionnel à la Fiducie et je me réjouis à la perspective de vous rencontrer à l'assemblée.

Veuillez agréer l'expression de mes sentiments les meilleurs.

**ALTAGAS INCOME TRUST, par son administrateur,**
**ALTAGAS LTD.**

Le président du conseil et chef de la direction,
(signé) « ***David W. Cornhill*** »
David W. Cornhill

AltaGas

## ALTAGAS INCOME TRUST

### AVIS DE CONVOCATION À L'ASSEMBLÉE ANNUELLE DES PORTEURS DE PARTS QUI AURA LIEU LE 24 AVRIL 2008

**VOUS ÊTES PAR LES PRÉSENTES AVISÉ** que l'assemblée annuelle (l'« **assemblée** ») des porteurs (« **porteurs de parts** ») de parts de fiducie (« **parts de fiducie** ») d'AltaGas Income Trust (la « **Fiducie** ») aura lieu au Metropolitan Centre, 333 - 4$^{th}$ Avenue S.W., Calgary (Alberta) le jeudi 24 avril 2008 à 15 h (heure de Calgary) aux fins suivantes :

1. recevoir le rapport annuel des administrateurs d'AltaGas General Partner Inc. (le « **commandité** »), pour le compte de la Fiducie, aux porteurs de parts et les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2007, ainsi que le rapport des vérificateurs s'y rapportant;

2. examiner les candidatures à l'élection aux postes d'administrateur du commandité, établir le nombre d'administrateurs du commandité et enjoindre à Société de fiducie Computershare du Canada, en qualité de fiduciaire de la Fiducie, de veiller à l'élection des administrateurs du commandité;

3. nommer Ernst & Young s.r.l. à titre de vérificateurs de la Fiducie et autoriser les administrateurs du commandité à fixer la rémunération de Ernst & Young s.r.l. en cette qualité;

4. examiner toute autre question dont l'assemblée ou toute reprise de celle-ci peut être valablement saisie.

**Les points à l'ordre du jour à l'assemblée sont plus amplement décrits dans la circulaire d'information de la direction datée du 6 mars 2008 qui accompagne le présent avis et qui en fait expressément partie.**

FAIT à Calgary (Alberta) le 6 mars 2008.

**PAR ORDRE DU CONSEIL D'ADMINISTRATION D'ALTAGAS GENERAL PARTNER INC., pour le compte d'ALTAGAS INCOME TRUST**

Le président du conseil et chef de la direction,

(signé) « ***David W. Cornhill*** »
David W. Cornhill

**Les porteurs de parts inscrits à la fermeture des bureaux le 28 février 2008 (la « date de clôture des registres ») recevront l'avis de convocation à l'assemblée et auront le droit d'assister et de voter à l'assemblée. Aucun porteur de parts qui devient un porteur de parts après la date de clôture des registres n'aura le droit d'assister et de voter à l'assemblée.**

**Le porteur de parts qui ne peut être présent à l'assemblée est prié de remplir et de signer le formulaire de procuration ci-joint et de le renvoyer par la poste à Société de fiducie Computershare du Canada, au 100 University Avenue, 9$^{e}$ étage, Toronto (Ontario) M5J 2Y1 (ou de l'envoyer par messager ou de le remettre en mains propres à Société de fiducie Computershare du Canada, à son bureau de Calgary au 530 – 8$^{th}$ Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de procuration ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée.**

**Les porteurs de parts de société en commandite de catégorie B (les « parts B de LP1 ») du capital d'AltaGas Holding Limited Partnership No. 1 inscrits à la fermeture des bureaux à la date de clôture des registres auront le droit de recevoir l'avis de convocation à l'assemblée et d'assister et de voter à celle-ci.**

**Les porteurs de parts B de LP1 qui ne peuvent être présents à l'assemblée sont priés de remplir et de signer le formulaire de demande d'instructions de vote ci-joint et de le renvoyer par la poste à Société de fiducie Computershare du Canada, au 100 University Avenue, 9$^{e}$ étage, Toronto (Ontario) M5J 2Y1 (ou de l'envoyer par messager ou de le remettre en mains propres à Société de fiducie Computershare du Canada, à son bureau de Calgary au 530 – 8$^{th}$ Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de demande d'instructions de vote ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée.**

## TABLE DES MATIÈRES

# AltaGas

## ALTAGAS INCOME TRUST

## CIRCULAIRE D'INFORMATION DE LA DIRECTION

## INFORMATION GÉNÉRALE RELATIVE AUX PROCURATIONS

### Sollicitation de procurations

**La présente circulaire d'information de la direction (la « circulaire d'information ») est distribuée dans le cadre de la sollicitation de procurations pour le compte de Société de fiducie Computershare du Canada (le « fiduciaire ») en sa qualité de fiduciaire d'AltaGas Income Trust (la « Fiducie ») par AltaGas General Partner Inc. (le « commandité »), le délégué du fiduciaire, devant servir à l'assemblée annuelle (l'« assemblée ») des porteurs (les « porteurs de parts ») des parts de fiducie (les « parts de fiducie ») de la Fiducie qui aura lieu au Metropolitan Centre, 333 - 4th Avenue S.W., Calgary (Alberta) le jeudi 24 avril 2008 à 15 h (heure de Calgary) ou à toute reprise de celle-ci aux fins indiquées dans l'avis de convocation à l'assemblée ci-joint (l'« avis de convocation »).** Même s'il est prévu que la sollicitation de procurations se fera principalement par la poste, des salariés permanents d'AltaGas Ltd. (« **AltaGas** ») peuvent également solliciter des procurations en personne ou par téléphone, par télécopieur ou par courriel. Conformément au *Règlement 54-101 sur la communication avec les propriétaires véritables des titres d'un émetteur assujetti*, des dispositions ont été prises auprès d'organismes de compensation, de courtiers en valeurs et autres intermédiaires financiers pour l'envoi de la documentation relative à la sollicitation de procurations aux propriétaires véritables de parts de fiducie et de parts échangeables (au sens donné ci-après). Le coût de la sollicitation sera à la charge de la Fiducie. Sauf indication expresse contraire, l'information contenue aux présentes est donnée en date des présentes.

Le fiduciaire chargé du vote et de l'échange (au sens donné ci-après) a envoyé un exemplaire de l'avis de convocation aux porteurs de parts échangeables, de même que des exemplaires de la présente circulaire d'information et de la documentation relative à l'assemblée et de l'information quant à la manière dont le porteur peut enjoindre au fiduciaire chargé du vote et de l'échange d'exercer les droits de vote rattachés à la part à droit de vote spéciale (au sens donné ci-après). Selon le cas, par « porteurs de parts » aux présentes, on entend les porteurs de parts de fiducie et le fiduciaire chargé du vote et de l'échange, en qualité de porteur de la part à droit de vote spéciale.

À moins que le contexte ne s'y oppose, les termes et expressions clés utilisés dans la présente circulaire d'information s'entendent au sens de la déclaration de fiducie intervenue en date du 26 mars 2004 entre le porteur de parts initial et le fiduciaire, dans sa version modifiée par une première convention complémentaire intervenue en date du 30 avril 2004 (la déclaration de fiducie, dans sa version modifiée, étant appelée aux présentes la « **déclaration de fiducie** »). Les porteurs de parts peuvent obtenir un exemplaire de la déclaration de fiducie en s'adressant au siège social d'AltaGas, moyennant des frais de reproduction raisonnables, ou en consultant le profil de la Fiducie sur le site www.sedar.com.

### Nomination des fondés de pouvoir

Les porteurs de parts qui souhaitent exercer les droits de vote rattachés à leurs parts de fiducie doivent remplir et signer le formulaire de procuration ci-joint et le renvoyer par la poste à l'agent des transferts et agent chargé de la tenue des registres de la Fiducie, Société de fiducie Computershare du Canada (« **Computershare** »), au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou l'envoyer par messager ou le remettre en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Le formulaire de procuration ne sera valide et ne pourra servir à l'assemblée que s'il est reçu au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou déposé auprès du président de l'assemblée avant l'ouverture de l'assemblée. Par résolution du conseil d'administration du commandité (le « **conseil d'administration** »), la date de clôture des registres aux fins de l'assemblée a été fixée à la fermeture des bureaux le jeudi 28 février 2008 (la « **date de clôture des registres** »). Seuls les porteurs de parts inscrits à la date de clôture des registres recevront

l'avis de convocation à l'assemblée et auront le droit d'assister et de voter à celle-ci. Un porteur de parts inscrit à la date de clôture des registres aura le droit d'exercer les droits de vote rattachés aux parts de fiducie inscrites dans la liste des porteurs de parts habiles à voter à l'assemblée dressée à la date de clôture des registres, même si le porteur de parts a ultérieurement aliéné ses parts de fiducie. Aucun porteur de parts qui devient un porteur de parts après la date de clôture des registres n'a le droit d'assister ou de voter à l'assemblée ou à toute reprise de celle-ci.

La nomination d'un fondé de pouvoir doit être faite au moyen d'un document écrit et signé par le porteur de parts ou son représentant autorisé par écrit ou, si le porteur de parts est une société, d'un document écrit portant le sceau de la société ou signé par un dirigeant ou son représentant dûment autorisé.

**Le porteur de parts qui soumet un formulaire de procuration a le droit de désigner une autre personne (qui n'est pas tenue d'être un porteur de parts) pour le représenter à l'assemblée que les personnes désignées sur le formulaire de procuration fourni pour le compte du fiduciaire par le commandité. Pour exercer ce droit, il doit inscrire lisiblement le nom de son fondé de pouvoir dans l'espace prévu à cette fin. Le porteur de parts doit par ailleurs aviser son fondé de pouvoir de sa nomination, obtenir son consentement d'agir en qualité de fondé de pouvoir et lui donner des directives quant à la manière d'exercer les droits de vote rattachés à ses parts de fiducie.**

Les porteurs de parts échangeables qui désirent voter à l'assemblée doivent remplir et renvoyer leurs instructions de vote de la manière indiquée sur le formulaire de demande d'instructions de vote fourni par le fiduciaire chargé du vote et de l'échange avec la présente circulaire d'information. Ces instructions peuvent être envoyées par la poste à Computershare, au 100 University Avenue, 9th Floor, Toronto (Ontario) M5J 2Y1, à l'attention du Service des procurations (ou envoyées par messager ou remises en mains propres à Computershare, à son bureau de Calgary au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8). Ces instructions ne seront valides que si elles parviennent au fiduciaire chargé du vote et de l'échange au plus tard à 15 h (heure de Calgary) le deuxième jour ouvrable qui précède la date de l'assemblée ou de toute reprise de celle-ci, ou si elles sont déposées auprès du président de l'assemble avant l'ouverture de l'assemblée.

Seuls les porteurs de titres échangeables inscrits à la date de clôture des registres ont le droit de recevoir l'avis de convocation et de donner des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote à l'assemblée. Les porteurs de parts échangeables inscrits à la date de clôture des registres auront le droit de donner des instructions quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale jusqu'à concurrence des droits de vote rattachés aux parts échangeables figurant sur la ou les listes de ces porteurs dressées à la date de clôture des registres, même si ces porteurs peuvent avoir ultérieurement aliéné ces parts échangeables.

**Révocation des procurations**

Le porteur de parts qui a remis un formulaire de procuration conformément aux présentes peut le révoquer à tout moment avant qu'il ne soit utilisé. Si la personne qui a donné une procuration assiste en personne à l'assemblée à laquelle cette procuration doit être utilisée, elle peut la révoquer et voter en personne. Outre la révocation de quelque autre manière permise par la loi, une procuration peut être révoquée au moyen d'un document écrit signé par le porteur de parts ou son représentant ou mandataire autorisé et déposée soit au bureau de Computershare au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou de toute reprise de celle-ci, soit auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, la procuration étant révoquée dès le dépôt de ce document écrit.

Un porteur de parts échangeables qui a remis des instructions au fiduciaire chargé du vote et de l'échange quant à l'exercice des droits de vote rattachés à la part à droit de vote spéciale peut révoquer ces instructions à tout moment avant leur exécution. Outre la révocation de quelque autre manière permise par la loi, les instructions de vote données au fiduciaire chargé du vote et de l'échange peuvent être révoquées au moyen d'un document écrit signé par le porteur de parts échangeables ou par son représentant ou mandataire autorisé et déposé auprès du fiduciaire chargé du vote et de l'échange au 530 – 8th Avenue S.W., bureau 600, Calgary (Alberta) T2P 3S8 à tout moment jusqu'à 15 h (heure de Calgary) le dernier jour ouvrable qui précède la date de l'assemblée, ou toute reprise de celle-ci, ou auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci, dans l'un et l'autre cas avant l'ouverture de l'assemblée, les instructions de vote étant révoquées dès le dépôt de ce document écrit.

**Exercice du pouvoir discrétionnaire conféré par la procuration**

Les droits de vote rattachés aux parts de fiducie représentées par la procuration seront exercés lors de tout scrutin à l'assemblée et, lorsque le porteur de parts indique un choix quant à une question mise aux voix de l'assemblée, les droits de vote rattachés à ces parts de fiducie seront exercés ou feront l'objet d'une abstention de vote lors de tout scrutin conformément au choix du porteur de parts. **À défaut d'indication, les droits de vote rattachés à ces parts de fiducie seront exercés en faveur des résolutions proposées aux présentes. Les personnes nommées sur le formulaire de procuration fourni pour le compte du fiduciaire par le commandité sont investies d'un pouvoir discrétionnaire à l'égard des modifications aux questions indiquées dans la procuration et l'avis de convocation et à l'égard de toute autre question dont l'assemblée peut être dûment saisie. Au moment de la mise à la poste de la présente circulaire d'information, ni le fiduciaire ni le commandité n'avait connaissance de toute pareille modification ou autre question.**

Chaque porteur d'une part échangeable à la date de clôture des registres a le droit d'enjoindre au fiduciaire chargé du vote et de l'échange d'exercer la tranche du nombre équivalent de voix (au sens donné ci-après) rattachées à la part à droit de vote spéciale correspondant aux parts échangeables que détient ce porteur. Ce porteur a par ailleurs le droit d'enjoindre au fiduciaire chargé du vote et de l'échange de donner à ce porteur ou à son représentant une procuration lui permettant d'exercer personnellement ces droits de vote ou à un mandataire désigné ou à un autre représentant du commandité. **Le fiduciaire chargé du vote et de l'échange n'exercera chacun des droits de vote rattachés à la part à droit de vote spéciale que conformément à la directive du porteur d'une part échangeable et, à défaut de directives d'un porteur quant à l'exercice des droits de vote, s'abstiendra de les exercer.**

**Avis aux porteurs véritables de parts de fiducie**

Étant donné le grand nombre de porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom, l'information qui suit revêt une grande importance pour de nombreux porteurs de parts. Les porteurs de parts qui ne détiennent pas leurs parts de fiducie en leur propre nom (les « **porteurs de parts véritables** ») doivent savoir que seules les procurations déposées par des porteurs de parts dont les noms figurent au registre de la Fiducie en tant que porteurs inscrits de parts de fiducie peuvent être reconnues et exercées à l'assemblée ou à toute reprise de celle-ci. Si les parts de fiducie sont inscrites dans un relevé de compte fourni au porteur de parts par un courtier en valeurs, ces parts de fiducie ne seront alors pas, dans la plupart des cas, immatriculées au nom du porteur de parts dans les registres de la Fiducie. Ces parts de fiducie seront plutôt immatriculées au nom du courtier ou d'un mandataire du courtier du porteur de parts. Au Canada, la très grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (le nom d'immatriculation des Services de dépôt et de compensation CDS inc., qui agit en qualité de prête-nom pour bon nombre d'entreprises de courtage canadiennes). Les droits de vote rattachés aux parts de fiducie détenues par des courtiers en valeurs ou leur prête-nom ne peuvent être exercés (pour ou contre des résolutions) que sur les directives du porteur de parts véritable. À défaut de directives précises, il est interdit au courtier en valeurs ou à son prête-nom d'exercer les droits de vote rattachés aux parts de fiducie pour leurs clients. La Fiducie n'a connaissance d'aucune personne pour le compte de laquelle sont détenues les parts de fiducie immatriculées au nom de CDS & Co., un courtier en valeurs ou un autre prête-nom.

Aux termes de la réglementation applicable, les intermédiaires (notamment un courtier en valeurs ou un autre prête-nom) doivent solliciter des instructions de vote auprès des porteurs de parts véritables avant les assemblées de porteurs de parts. Chaque intermédiaire ou courtier en valeurs a ses propres procédures de mise à la poste et fournit ses propres directives de retour aux clients, directives que les porteurs de parts véritables doivent suivre rigoureusement pour que les droits de vote rattachés à leurs parts de fiducie soient exercés à l'assemblée ou à toute reprise de celle-ci. Le formulaire de procuration remis à un porteur de parts véritable par son courtier est souvent identique au formulaire de procuration fourni aux porteurs de parts inscrits; il ne vise, toutefois, qu'à donner des instructions aux porteurs de parts inscrits quant à la manière de voter au nom du porteur de parts véritable. Le porteur de parts véritable qui souhaite assister en personne et voter à l'assemblée doit se faire désigner comme son propre représentant à l'assemblée conformément aux directives de son intermédiaire. La majorité des courtiers en valeurs délèguent actuellement la responsabilité d'obtenir les instructions des clients à Broadridge Financial Solutions, Inc. (« **Broadridge** »). Broadridge poste généralement un formulaire de demande d'instructions de vote numérisable au lieu du formulaire de procuration. Le porteur véritable est prié de remplir et de renvoyer le formulaire de demande d'instructions de vote à Broadridge par la poste ou par télécopieur. Le porteur de parts véritable peut par ailleurs composer un numéro de téléphone sans frais et exercer les droits de vote rattachés aux parts de fiducie qu'il détient, ou encore donner ses instructions de vote par l'intermédiaire du site Web réservé aux

votes de Broadridge au www.proxyvotecanada.com. Broadridge compile ensuite les résultats de toutes les instructions reçues et donne des directives conformes quant à l'exercice des droits de vote rattachés aux parts de fiducie qui seront représentées à l'assemblée ou à toute reprise de celle-ci. Le porteur de parts véritable qui reçoit un formulaire de demande d'instructions de vote ne peut s'en servir pour exercer les droits de vote rattachés à ses parts de fiducie directement à l'assemblée ou à toute reprise de celle-ci, ce formulaire de demande d'instructions de vote devant être renvoyé conformément aux directives de Broadridge bien avant l'assemblée ou toute reprise de celle-ci, selon le cas, pour que les droits de vote rattachés aux parts de fiducie soient exercés.

## TITRES COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CEUX-CI

### Parts de fiducie

La Fiducie est autorisée à émettre un nombre illimité de parts de fiducie. À la date de clôture des registres, 63 861 991 parts de fiducie étaient émises et en circulation. Les porteurs de parts inscrits ont le droit de recevoir l'avis de convocation et d'assister à l'assemblée, en personne ou par procuration, et d'exprimer une voix par part de fiducie détenue lors de tout scrutin à l'assemblée. Le vote sur une question dont l'assemblée peut être saisie qui doit être approuvée par voie de résolution spéciale doit être mené par scrutin.

Lorsqu'une part de fiducie est détenue conjointement par plusieurs personnes, l'une d'elles peut voter à l'assemblée en personne ou par procuration à l'égard de cette part de fiducie, mais si plus d'une d'elles est présente à l'assemblée en personne ou par procuration, et que ces propriétaires conjoints ou leurs fondés de pouvoir alors présents ne s'entendent pas quant à l'exercice des droits de vote, ce vote censé être fait par un porteur de parts ou pour son compte est réputé valide, à moins qu'il ne soit contesté au plus tard au moment où il est exercé, le fardeau de la preuve d'invalidité reposant sur celui qui s'y oppose.

### Parts échangeables

Conformément à une convention de fiducie relative au vote et à l'échange intervenue en date du 1er mai 2004 (la « **convention de fiducie relative au vote et à l'échange** ») entre la Fiducie, AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP1** »), AltaGas Holding Limited Partnership No. 2 (« **AltaGas LP2** ») et Société de fiducie Computershare du Canada, en sa qualité de fiduciaire chargé du vote et de l'échange (le « **fiduciaire chargé du vote et de l'échange** »), la Fiducie a émis une part à droit de vote spéciale (la « **part à droit de vote spéciale** ») au fiduciaire chargé du vote et de l'échange pour le bénéfice des porteurs (sauf la Fiducie et les membres de son groupe) de parts de société en commandite de catégorie B d'AltaGas LP1 (les « **parts B de LP1** ») et de parts de société en commandite de catégorie B d'AltaGas LP2 (les « **parts B de LP2** » qui, collectivement avec les parts B de LP1, sont appelées les « **parts échangeables** »). La part à droit de vote spéciale confère un nombre de voix pouvant être exercées à l'assemblée correspondant au produit du nombre de parts échangeables en circulation à la date de clôture des registres multiplié par le nombre de voix que confère une part de fiducie à son porteur (le « **nombre équivalent de voix** »).

À la date de clôture des registres, AltaGas LP1 comptait 2 183 063 parts B de LP1 émises et en circulation échangeables globalement contre 2 183 063 parts de fiducie. À la date de clôture des registres, AltaGas LP2 ne comptait aucune part B de LP2 émise et en circulation.

## PRINCIPAUX PORTEURS DES PARTS DE FIDUCIE ET DES PARTS ÉCHANGEABLES

À la connaissance du conseil d'administration et des membres de la haute direction d'AltaGas, aucune personne physique ou morale n'est propriétaire véritable, directement ou indirectement, de parts de fiducie ou de parts échangeables conférant globalement 10 % ou plus des droits de vote rattachés à la totalité des parts de fiducie et à la part à droit de vote spéciale émises et en circulation, ni n'exerce un contrôle ou une emprise sur un tel pourcentage.

## QUORUM À L'ASSEMBLÉE

À l'assemblée, le quorum est constitué d'au moins deux personnes assistant à l'assemblée ou y étant représentées par procuration et représentant au total au moins 5 % des droits de vote se rattachant à toutes les parts de fiducie et à la part à droit de vote spéciale émises et en circulation. Si le quorum n'est pas atteint à l'assemblée dans les 30 minutes qui suivent l'heure fixée pour la tenue de l'assemblée, l'assemblée est ajournée d'au moins

sept jours à l'endroit et à l'heure que le président de l'assemblée peut fixer. À cette assemblée de reprise, les porteurs de parts présents soit en personne, soit par procuration, constituent le quorum.

## MAJORITÉ REQUISE AUX FINS DE L'APPROBATION

Les résolutions précises que les porteurs de parts seront priés d'approuver à l'assemblée comprennent des résolutions concernant l'élection des administrateurs du commandité et la nomination des vérificateurs de la Fiducie.

Les résolutions susmentionnées ne prendront effet que si elles sont approuvées à plus de la majorité de 50 % des voix exprimées à l'égard de ces résolutions par les porteurs de parts, ou pour leur compte, qui assistent à l'assemblée ou y sont représentés par procuration.

## POINTS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

### États financiers

À l'assemblée, les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2007 et le rapport des vérificateurs s'y rapportant seront présentés. Ces états financiers consolidés et le rapport de gestion s'y rapportant sont inclus dans le rapport annuel 2007 de la Fiducie.

### Élection des administrateurs

Le conseil d'administration se compose actuellement de huit administrateurs, tous élus chaque année. Il est proposé de fixer à huit le nombre de candidats à l'élection au conseil d'administration du commandité et d'enjoindre au fiduciaire de veiller à ce que les personnes nommées ci-après soient élues administrateurs du commandité.

Les huit candidats suivants sont proposés par le commandité pour le compte du fiduciaire en tant que candidats à l'élection aux postes d'administrateur du commandité pour un mandat se terminant à la prochaine assemblée annuelle des porteurs de parts ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés :

David W. Cornhill
Allan L. Edgeworth
Denis C. Fonteyne
Daryl H. Gilbert
Robert B. Hodgins
Myron F. Kanik
David F. Mackie
M. Neil McCrank

En cas de vacance dans la liste de ces candidats du fait que l'un d'eux ne peut ou ne souhaite pas agir en cette qualité, le pouvoir discrétionnaire que confèrent les procurations sera exercé afin de permettre au fiduciaire de voter pour l'élection d'une ou d'autres personnes nommées par le commandité pour le compte du fiduciaire. Le tableau qui suit donne les noms des candidats à l'élection aux postes d'administrateur, leur lieu de résidence, leur âge, leur fonction principale actuelle et, s'il y a lieu, leur fonction principale au cours des cinq dernières années, leur qualité d'administrateur indépendant ou d'administrateur non indépendant, l'année au cours de laquelle ils sont devenus administrateurs du commandité et le nombre de parts de fiducie et de parts échangeables, le cas échéant, dont ils sont propriétaires véritables ou sur lesquelles ils exercent un contrôle ou une emprise au 31 décembre 2007.

| | Nom du candidat proposé[1] | Antécédents | Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe |
|---|---|---|---|
|  | **David W. Cornhill**<br>Calgary (Alberta) Canada<br>Âge[2] : 54 ans<br>Président du conseil et chef de la direction du commandité et d'AltaGas<br><br>Administrateur non indépendant[3]<br><br>Administrateur depuis le 1er mai 2004<br><br>Administrateur d'AltaGas Services Inc. du 28 mars 1994 au 30 avril 2004<br><br>**Propriété :**<br>Parts de fiducie : 298 990<br>Parts échangeables : 692 742<br>Nombre total de parts de fiducie équivalentes : 991 732<br>Options d'achat de parts de fiducie : Néant<br>US : 3 000<br>UR : 118 085 | David Cornhill est président du conseil et chef de la direction d'AltaGas et du commandité.<br><br>M. Cornhill est membre fondateur d'AltaGas Services Inc., société devancière de la Fiducie. Il remplit la fonction de président du conseil et chef de la direction depuis la création d'AltaGas Services Inc., soit le 1er avril 1994, et a été nommé administrateur du commandité le 1er mai 2004. Avant de fonder AltaGas Services Inc., M. Cornhill a agi en qualité de vice-président, Finances et administration, et de trésorier au sein d'Alberta and Southern Gas Co. Ltd. de 1991 à 1993, et à titre de président et chef de la direction jusqu'au 31 mars 1994. M. Cornhill apporte au conseil d'administration une vaste expérience liée au pétrole et au gaz, dans les secteurs du traitement et du transport du gaz naturel. | **Présence :**<br><br>Conseil (président) 12 sur 12<br><br>Environnement, santé et sécurité au travail 3 sur 3<br><br>**Qualité de membre actuel d'un conseil d'administration de société ouverte :**<br><br>AltaGas Utility Group Inc. |
|  | **Allan L. Edgeworth**<br>Calgary (Alberta) Canada<br>Âge[2] : 57 ans<br>Administrateur indépendant<br><br>Administrateur depuis le 2 mars 2005<br><br>**Propriété :**<br>Parts de fiducie : 3 000<br>Parts échangeables : Néant<br>Nombre total de parts de fiducie équivalentes : 3 000<br>Options d'achat de parts de fiducie : 35 000<br>US : 1 500<br>UR : Néant | Allan Edgeworth est président d'ALE Energy Inc. depuis janvier 2005.<br><br>M. Edgeworth a été président et chef de la direction d'Alliance Pipeline Ltd. de 2001 à décembre 2004. M. Edgeworth est entré au service d'Alliance Pipeline Ltd. en 1998 en qualité de vice-président directeur et de chef de l'exploitation. Auparavant, M. Edgeworth a travaillé près de 20 ans au sein de Westcoast Energy Inc. à divers titres, dont celui de président de la division des pipelines et de premier vice-président des Affaires réglementaires. | **Présence :**<br><br>Conseil 12 sur 12<br><br>Vérification 6 sur 6<br><br>Environnement, santé et sécurité au travail 3 sur 3<br><br>**Qualité de membre actuel d'un conseil d'administration de société ouverte :**<br><br>Emera Inc.<br>Pembina Pipeline Corporation |

| | Nom du candidat proposé[1] | Antécédents | Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe |
|---|---|---|---|
|  | **Denis C. Fonteyne**<br>Calgary (Alberta) Canada<br>Âge[2] : 72 ans<br>Administrateur indépendant<br><br>Administrateur depuis le<br>1er mai 2004<br><br>Administrateur d'AltaGas Services Inc. du 1er septembre 1998<br>au 30 avril 2004<br><br>**Propriété :**<br>Parts de fiducie : 21 406<br>Parts échangeables : 14 894<br>Nombre total de parts<br>de fiducie équivalentes : 36 300<br>Options d'achat<br>de parts de fiducie : 15 000<br>US : 1 500<br>UR : Néant | Denis Fonteyne est expert-conseil dans le secteur du gaz naturel depuis 1997 et apporte plus de 40 années d'expérience du secteur au conseil d'administration. M. Fonteyne a occupé divers postes de cadre supérieur dans le secteur pétrolier et gazier, le dernier en date étant celui de vice-président directeur au sein de CanStates Gas Marketing Ltd. | **Présence :**<br>Conseil 12 sur 12<br><br>Ressources humaines et<br>rémunération 4 sur 4<br><br>Environnement, santé<br>et sécurité au travail<br>*(président)* 3 sur 3<br><br>**Qualité de membre actuel d'un conseil d'administration de société ouverte :**<br><br>M. Fonteyne n'est membre d'aucun autre conseil d'administration de société ouverte. |
|  | **Daryl H. Gilbert[4]**<br>Calgary (Alberta) Canada<br>Âge[2] : 56 ans<br>Administrateur indépendant<br><br>Administrateur depuis le<br>1er mai 2004<br><br>Administrateur d'AltaGas Services Inc. du 4 mai 2000<br>au 30 avril 2004<br><br>**Propriété :**<br>Parts de fiducie : 900<br>Parts échangeables : Néant<br>Nombre total de parts<br>de fiducie équivalentes : 900<br>Options d'achat<br>de parts de fiducie : 15 000<br>US : 1 500<br>UR : Néant | Daryl Gilbert est un homme d'affaires indépendant depuis janvier 2005. Auparavant, M. Gilbert était président et chef de la direction de Gilbert Laustsen Jung Associates Ltd., société d'experts-conseils en génie. | **Présence :**<br>Conseil 11 sur 12<br><br>Vérification 6 sur 6<br><br>Ressources humaines<br>et rémunération 2 sur 4<br><br>**Qualité de membre actuel d'un conseil d'administration de société ouverte :**<br><br>Crocotta Energy Inc.<br>Falcon Oil & Gas Ltd.<br>Globel Direct, inc.<br>Kereco Energy Ltd.<br>MGM Energy Corp.<br>Nexstar Energy Ltd.<br>Penn West Petroleum Ltd.<br>Qwest Energy Corp. (et les entités liées)<br>Qwest Investment Management Corp. (et les entités liées)<br>Seaview Energy Inc.<br>Zedi Inc. |

| | Nom du candidat proposé[1] | Antécédents | Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe |
|---|---|---|---|
|  | **Robert B. Hodgins**<br>Calgary (Alberta) Canada<br>Âge[2] : 56 ans<br>Administrateur indépendant<br><br>Administrateur depuis le 2 mars 2005<br><br>**Propriété :**<br>Parts de fiducie : 2 000<br>Parts échangeables : Néant<br>Nombre total de parts de fiducie équivalentes : 2 000<br>Options d'achat de parts de fiducie : 35 000<br>US : 1 500<br>UR : Néant | Robert Hodgins est un homme d'affaires indépendant depuis novembre 2004. Auparavant, M. Hodgins a agi en qualité de chef des finances de Pengrowth Corporation de 2002 à 2004. Avant cela, M. Hodgins a été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef de finances de TransCanada PipeLines Limited de 1993 à 1998. | **Présence :**<br>Conseil 12 sur 12<br>Vérification *(président)* 6 sur 6<br>Gouvernance 4 sur 4<br><br>**Qualité de membre actuel d'un conseil d'administration de société ouverte :**<br>Enerflex Systems Ltd.<br>EnerMark Inc.<br>Fairborne Energy Ltd.<br>MGM Energy Corp. |
|  | **Myron F. Kanik**<br>Calgary (Alberta) Canada<br>Âge[2] : 67 ans<br><br>Administrateur principal<br><br>Administrateur indépendant<br><br>Administrateur depuis le 1er mai 2004<br><br>Administrateur d'AltaGas Services Inc. du 1er juin 2001 au 30 avril 2004<br><br>**Propriété :**<br>Parts de fiducie : 28 329<br>Parts échangeables : 15 631<br>Nombre total de parts de fiducie équivalentes : 43 960<br>Options d'achat de parts de fiducie : 15 000<br>US : 1 500<br>UR : Néant | Myron Kanik est l'administrateur principal et est président de Kanik and Associates Ltd., société de conseils dans le secteur de l'énergie, depuis 1999.<br><br>M. Kanik jouit d'une vaste expérience dans le secteur du gaz naturel, notamment en qualité de sous-ministre du ministère de l'Énergie de l'Alberta et à titre de président de l'Association canadienne de pipelines d'énergie. Il agit actuellement à titre d'expert-conseil auprès du secteur de l'énergie. | **Présence :**<br>Conseil 12 sur 12<br>Gouvernance *(président)* 4 sur 4<br>Ressources humaines et rémunération *(président)* 4 sur 4<br><br>**Qualité de membre actuel à un conseil d'administration de société ouverte :**<br>Pembina Pipeline Corporation |
|  | **David F. Mackie**<br>Houston (Texas) États-Unis<br>Âge[2] : 70 ans<br><br>Administrateur indépendant<br><br>Administrateur depuis le 1er mai 2004<br><br>Administrateur d'AltaGas Services Inc. du 12 janvier 1995 au 30 avril 2004<br><br>**Propriété :**<br>Parts de fiducie : 1 055 216<br>Parts échangeables : Néant<br>Nombre total de parts de fiducie équivalentes : 1 055 216<br>Options d'achat de parts de fiducie : 15 000<br>US : 1 500<br>UR : Néant | David Mackie est un expert-conseil en gaz naturel établi aux États-Unis qui fait des placements en capital de risque. M. Mackie apporte une vaste expérience au conseil d'administration; il a en effet travaillé plus de 32 ans dans divers postes de cadre, principalement au sein d'El Paso Natural Gas Co. et de Transco Energy Co. Il jouit également d'une vaste expérience comme expert-conseil auprès de nombreuses grandes sociétés du secteur de l'énergie et du projet de Maritimes and Northeast Pipeline. | **Présence :**<br>Conseil 12 sur 12<br>Gouvernance 4 sur 4<br>Ressources humaines et rémunération 4 sur 4<br><br>**Qualité de membre actuel d'un conseil d'administration de société ouverte :**<br>M. Mackie n'est membre d'aucun autre conseil d'administration de société ouverte. |

| | Nom du candidat proposé[1] | Antécédents | Présence aux réunions du conseil, qualité de membre d'un comité et présence à ses réunions, et postes d'administrateur externe |
|---|---|---|---|
|  | **M. Neil McCrank, c.r., ing.**<br>Calgary (Alberta) Canada<br>Âge[2] : 64 ans<br>Administrateur indépendant<br>Administrateur depuis le 10 décembre 2007<br>**Propriété :**<br>Parts de fiducie : 0<br>Parts échangeables : 0<br>Nombre total de parts de fiducie équivalentes : 0<br>Options d'achat de parts de fiducie : 20 000<br>US : 750<br>UR : Néant | M. McCrank est consultant auprès des participants du secteur et du gouvernement sur des questions de réglementation en matière d'énergie depuis avril 2007. M. McCrank était président du conseil du Alberta Energy and Utilities Board de 1998 jusqu'à sa retraite, le 31 mars 2007. Avant de se joindre au AEUB, M. McCrank, avocat, travaillait auprès du procureur général de l'Alberta depuis 1979, agissant à titre de poursuivant spécial, de sous-ministre adjoint pour la division de la justice pénale, de sous-procureur général et de sous-ministre pour le ministère de la Justice de l'Alberta. Avant de travailler à titre de fonctionnaire en Alberta, M. McCrank a travaillé en Ontario et a passé plusieurs années dans un cabinet d'avocats privé de Toronto. M. McCrank est devenu membre du Barreau du Haut-Canada en 1971, de la Law Society of Alberta en 1980 et de l'Association of Professional Engineers, Geologists and Geophysicists of Alberta en 2004. | **Présence[5] :**<br>Conseil 1 sur 1<br>**Qualité de membre actuel d'un conseil d'administration de société ouverte :**<br>M. McCrank n'est membre d'aucun autre conseil d'administration de société ouverte. |

Notes :

(1) En date du 31 décembre 2007, les candidats à l'élection aux postes d'administrateur du commandité détenaient collectivement environ 3,8 % du nombre total de parts de fiducie émises et en circulation. L'information concernant les parts de fiducie et les parts échangeables en propriété porte à la fois sur les parts de fiducie dont chaque candidat est propriétaire véritable direct ou indirect et sur les parts de fiducie et les parts échangeables sur lesquelles il exerce une emprise ou un contrôle; tous les candidats ont fourni cette information en date du 31 décembre 2007.

(2) La Fiducie a approuvé une politique en matière de retraite à l'intention des administrateurs, aux termes de laquelle ceux-ci conviennent de quitter leurs fonctions d'administrateurs à 75 ans pour prendre leur retraite.

(3) M. David Cornhill, en qualité de chef de la direction d'AltaGas General Partner Inc. et de membre de la direction, n'est pas considéré comme indépendant.

(4) M. Daryl H. Gilbert, administrateur du commandité, est aussi administrateur de Globel Direct, inc. (« **Globel** »). Globel a fait l'objet d'une interdiction d'opérations prononcée par l'Alberta Securities Commission le 22 novembre 2002 et la British Columbia Securities Commission le 20 novembre 2002, car elle n'avait pas déposé ses états financiers annuels pour l'exercice terminé le 31 mai 2002 et ses états financiers intermédiaires pour son premier trimestre terminé le 31 août 2002 dans les délais prescrits. Globel a déposé ses états financiers annuels et ses états financiers intermédiaires et les ordonnances d'interdiction d'opérations ont été levées par les commissions le 20 décembre 2002 et le 23 décembre 2002, respectivement. Le 12 juin 2007, Globel a reçu la protection de la Cour du banc de la Reine de l'Alberta contre ses créanciers en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*. Cette protection a expiré le 7 décembre 2007, le contrôleur a été libéré le 12 décembre 2007 et un administrateur-séquestre a été nommé.

(5) M. McCrank a été nommé au conseil d'administration le 10 décembre 2007. Après sa nomination, il y a eu une réunion du conseil d'administration et aucune réunion de comité.

## Nomination des vérificateurs

Sauf indication dans une procuration selon laquelle le porteur de parts refuse son approbation au fiduciaire de veiller à la nomination de Ernst & Young s.r.l. (« **E&Y** »), en tant que vérificateurs de la Fiducie, les personnes

nommées dans le formulaire de procuration ci-joint entendent donner au commandité pour le compte du fiduciaire l'approbation de veiller à la nomination d'E&Y en tant que vérificateurs de la Fiducie, pour un mandat se terminant à la prochaine assemblée annuelle des porteurs de parts suivant l'assemblée, moyennant la rémunération devant être fixée par le commandité. Les honoraires versés à E&Y au cours de 2006 et de 2007 s'établissent comme suit :

| Catégorie d'honoraires des vérificateurs externes | 2007 | 2006 |
|---|---|---|
| Honoraires de vérification | 676 719 $ | 478 969 $ |
| Honoraires pour services liés à la vérification(1) | 14 712 $ | 11 175 $ |
| Honoraires pour services fiscaux(2) | 29 031 $ | 8 325 $ |
| Autres honoraires(3) | 278 724 $ | 92 415 $ |
| TOTAL | 999 186 $ | 590 884 $ |

Notes :

(1) Représente le total des honoraires facturés par E&Y pour les services de certification et services connexes qui étaient raisonnablement liés à l'exécution de la vérification ou à l'examen des états financiers de la Fiducie et n'étaient pas compris dans les honoraires de vérification. Il s'agissait de conseils comptables.

(2) Représente le total des honoraires facturés par E&Y pour les services professionnels en matière de conformité fiscale, conseils fiscaux et planification fiscale. Il s'agissait de services fiscaux et de planification fiscale.

(3) Représente le total des honoraires facturés par E&Y pour les produits et services autres que les services susmentionnés pour les autres catégories de frais de services. Il s'agissait de services de traduction et d'honoraires non liés à la vérification et à la fiscalité.

Cette information paraît également dans la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2007, à la rubrique « *Commandité – Administrateurs et dirigeants – Honoraires pour les services des vérificateurs externes (ventilés par catégorie)* ».

E&Y étaient les vérificateurs d'AltaGas Services Inc. (la société devancière d'AltaGas) depuis le 30 avril 1997 et sont devenus les vérificateurs de la Fiducie le 1er mai 2004, soit la date de prise d'effet de l'arrangement aux termes duquel la Fiducie a été créée et a acquis les activités d'AltaGas Services Inc. (l'« **arrangement** »).

Des représentants d'E&Y seront présents à l'assemblée et auront l'occasion de prendre la parole et de répondre aux questions pertinentes.

## CERTAINES PERSONNES ET SOCIÉTÉS INTÉRESSÉES DANS DES QUESTIONS À L'ORDRE DU JOUR DE L'ASSEMBLÉE

Sauf ce qui est énoncé aux présentes, pour autant que sachent le commandité et AltaGas, aucun membre actuel du conseil d'administration, ni aucun candidat au conseil d'administration, ni aucun membre de la haute direction d'AltaGas, respectivement, à tout moment depuis le début du dernier exercice de la Fiducie, ni aucune personne avec laquelle ils ont des liens ni aucun membre de leur groupe, n'ont quelque intérêt important, directement ou indirectement, en raison de leur propriété véritable de titres ou autrement, dans quelque question à l'ordre du jour de l'assemblée, si ce n'est de l'élection des administrateurs ou de la nomination des vérificateurs.

## INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

À la connaissance du commandité et d'AltaGas, aucun initié de la Fiducie, ni aucun candidat au conseil d'administration du commandité, ni aucune personne avec laquelle ils ont des liens ni aucun membre de leur groupe n'ont quelque intérêt important, directement ou indirectement, dans une opération depuis le début du dernier exercice terminé de la Fiducie, ou dans une autre opération proposée, qui a eu un effet ou qui est susceptible d'avoir un effet important sur la Fiducie ou l'une de ses filiales.

Dans la présente circulaire d'information, un « initié » s'entend, dans le contexte de la Fiducie, d'un administrateur ou d'un membre de la haute direction d'une filiale de la Fiducie, y compris, sans restriction, le commandité, AltaGas Holding Trust (« **Holding Trust** »), AltaGas LP1, AltaGas LP2 et AltaGas.

## PRÊTS AUX ADMINISTRATEURS ET AUX MEMBRES DE LA HAUTE DIRECTION

Pour autant que sachent le commandité et AltaGas, aucune personne qui est, ou qui a été à tout moment au cours du dernier exercice terminé, un administrateur du commandité ou un membre de la haute direction d'AltaGas, un candidat proposé à l'élection à un poste d'administrateur du commandité, ou une personne avec laquelle ils ont respectivement des liens ou dont la dette envers une autre entité est ou a été depuis le début du dernier exercice terminé de la Fiducie fait l'objet d'un cautionnement, d'une convention de soutien, d'une lettre de crédit ou d'un autre arrangement ou accord analogue consentis par la Fiducie ou l'une de ses filiales, n'est ou n'a été endettée à quelque moment depuis le début du dernier exercice terminé de la Fiducie envers la Fiducie ou l'une de ses filiales.

## GOUVERNANCE DE LA FIDUCIE

### Généralités

Conformément à une convention de délégation datée du 1[er] mai 2004 et conclue par la Fiducie, le commandité et le fiduciaire, le conseil d'administration est responsable de la gestion de l'entreprise et des affaires de la Fiducie en général et estime que de saines pratiques en matière de gouvernance contribuent à améliorer le rendement et profitent à tous les porteurs de parts. C'est pourquoi le conseil d'administration souscrit à un standard élevé en matière de gouvernance. De plus, conformément à une convention unanime des actionnaires intervenue en date du 1[er] mai 2004 entre le commandité, AltaGas LP1, AltaGas LP2 et AltaGas (la « **convention unanime des actionnaires** »), AltaGas a accordé au commandité le pouvoir, entre autres, des administrateurs d'AltaGas de nommer les membres de la haute direction d'AltaGas et d'administrer ou de superviser la gestion de l'entreprise et des affaires d'AltaGas. Enfin, aux termes d'une convention d'administration en date du 1[er] mai 2004 conclue par AltaGas, la Fiducie, Holding Trust, le commandité, AltaGas LP1et AltaGas LP2, AltaGas doit fournir des services de soutien administratif à la Fiducie et est responsable de la gestion et de l'administration générale des affaires de la Fiducie.

Le commandité, pour le compte de la Fiducie, a structuré sa gouvernance de manière à respecter les lois et instructions générales applicables, notamment l'*Instruction générale 41-201 relative aux fiducies de revenu et autres placements indirects*, le *Règlement 52-110 sur le comité de vérification* (le « **Règlement 52-110** »), l'*Instruction générale 58-201 sur la gouvernance* (l'« **IG 58-201** ») et le *Règlement 58-101 sur l'information concernant les pratiques en matière de gouvernance* (le « **Règlement 58-101** »). **Une description des pratiques en matière de gouvernance du commandité renvoyant expressément au Règlement 58-101 et au Règlement 52-110 est présentée à l'Annexe A – Énoncé des pratiques en matière de gouvernance du commandité de la présente circulaire d'information.** Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110 et du Règlement 58-101 ainsi qu'aux lignes directrices de l'IG 58-201. De plus, le commandité se tient au fait des mesures législatives et autres politiques en matière de gouvernance et cherche à rajuster de manière proactive ses pratiques en matière de gouvernance en vue de ces possibles nouvelles exigences.

Le conseil d'administration s'acquitte de ses responsabilités directement et par l'intermédiaire de ses comités. À l'occasion de réunions à dates fixes, les administrateurs et la direction d'AltaGas s'entretiennent des questions se rapportant à la stratégie et à l'entreprise de la Fiducie. Actuellement, le conseil d'administration se réunit au moins cinq fois par année et, en 2007, il a tenu douze réunions. La nature des activités dont le conseil d'administration s'entretient et s'occupe à l'occasion d'une réunion en particulier est dictée par l'état actuel de l'entreprise de la Fiducie ainsi que des occasions et des risques que la Fiducie doit envisager à ce moment. Toutefois, à chaque réunion trimestrielle prévue du conseil d'administration, le conseil d'administration examine la situation financière consolidée de la Fiducie et ses résultats d'exploitation consolidés, ainsi qu'un rapport de tous les comités qui se sont réunis depuis la dernière réunion du conseil.

Le conseil d'administration a clairement défini les responsabilités de la direction en délimitant les rôles et responsabilités du chef de la direction et du chef des finances du commandité, et en établissant les mandats respectifs du conseil d'administration et de ses comités.

### Comités du conseil

Le conseil d'administration a créé quatre comités : le comité de vérification, le comité de gouvernance, le comité de l'environnement, de la santé et de la sécurité au travail et le comité des ressources humaines et de la

rémunération. Tous les membres du comité de vérification, du comité de gouvernance et du comité des ressources humaines et de la rémunération sont des administrateurs « indépendants » au sens du Règlement 52-110. De plus, la majorité des membres du comité de l'environnement, de la santé et de la sécurité au travail sont des administrateurs indépendants.

**Aux termes de la convention unanime des actionnaires, les comités du conseil d'administration ont préséance sur le commandité et AltaGas quant aux questions visées par leurs mandats respectifs.**

*Comité de vérification*

Le conseil d'administration a élaboré un mandat écrit énonçant les rôles et responsabilités du comité de vérification et délimitant les fonctions des membres du comité de vérification. Le conseil d'administration examine annuellement ce mandat. Le comité de vérification passe en revue les états financiers annuels et intermédiaires de la Fiducie et fait des recommandations au conseil d'administration relativement à ces états financiers. Le comité de vérification examine également la nature et la portée de la vérification annuelle telle qu'elle a été proposée par les vérificateurs et la direction ainsi que le caractère suffisant des méthodes et des systèmes de contrôle comptable interne au sein d'AltaGas. Le comité de vérification doit s'assurer que la direction a mis en œuvre un système efficace de contrôle interne et que la direction fait rapport à cet égard.

Le comité de vérification se réunit régulièrement avec les vérificateurs de la Fiducie, en l'absence de la direction, et a des voies de communication directes avec les vérificateurs internes et externes de la Fiducie en vue de discuter et d'examiner au besoin des questions précises.

D'autres renseignements sur le comité de vérification, ses membres et son mandat sont présentés à la rubrique « *Commandité – Administrateurs et dirigeants* » dans la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2007, et joints à celle-ci à l'annexe A. La notice annuelle se trouve dans le profil de la Fiducie sur SEDAR au www.sedar.com.

Le comité de vérification se compose actuellement de MM. Allan L. Edgeworth, Daryl H. Gilbert et Robert B. Hodgins, tous des administrateurs indépendants. M. Robert B. Hodgins est le président du comité de vérification.

*Comité de gouvernance*

Le comité de gouvernance est chargé d'élaborer l'ensemble de la gouvernance de la Fiducie et des membres de son groupe, d'évaluer continuellement les questions de gouvernance et de faire des recommandations au conseil d'administration quant aux pratiques en matière de gouvernance de la Fiducie.

Le comité de gouvernance se compose actuellement de MM. Robert B. Hodgins, Myron F. Kanik et David F. Mackie, tous des administrateurs indépendants. M. Myron F. Kanik préside le comité et est l'administrateur principal.

*Comité de l'environnement, de la santé et de la sécurité au travail*

Le comité de l'environnement, de la santé et de la sécurité au travail surveille les politiques, pratiques et procédures des membres du groupe de la Fiducie, y compris AltaGas et ses filiales, en matière d'environnement, de santé et de sécurité, et fait à cet égard des recommandations pertinentes au conseil d'administration. Le comité a établi un système de gestion des risques environnementaux et en surveille le fonctionnement au moyen de rapports périodiques.

Le comité de l'environnement, de la santé et de la sécurité au travail se compose actuellement de MM. David W. Cornhill, Allan L. Edgeworth et Denis C. Fonteyne, MM. Edgeworth et Fonteyne étant des administrateurs indépendants. M. Denis C. Fonteyne préside le comité.

*Comité des ressources humaines et de la rémunération*

Le comité des ressources humaines et de la rémunération est notamment chargé de l'élaboration des politiques de rémunération appropriées pour les membres de la haute direction d'AltaGas et d'évaluer le rendement de la haute direction. Ces responsabilités comprennent l'élaboration de rapports et la formulation de recommandations au conseil d'administration pour examen et approbation.

Le comité des ressources humaines et de la rémunération se compose actuellement de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, tous des administrateurs indépendants. M. Myron F. Kanik préside le comité.

## RAPPORT SUR LA RÉMUNÉRATION DU PERSONNEL ET DES MEMBRES DE LA HAUTE DIRECTION

### Comité des ressources humaines et de la rémunération

Le comité des ressources humaines et de la rémunération (le « **comité des ressources humaines** ») a notamment pour mandat d'élaborer des politiques de rémunération appropriées pour les membres de la haute direction d'AltaGas, notamment le RIMT et le régime d'options d'achat de parts de fiducie d'AltaGas, et d'évaluer le rendement des membres de la haute direction. Après examen des données et discussions par les membres du comité des ressources humaines, ce dernier formule des recommandations au conseil d'administration pour qu'il les examine et les approuve. Dans tous les cas, le conseil d'administration a suivi les recommandations du comité sans y apporter de modifications importantes. Le comité des ressources humaines se réunit au moins trimestriellement pour s'acquitter de son mandat.

Le comité des ressources humaines se compose actuellement de MM. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, tous des administrateurs indépendants. M. Myron F. Kanik est le président du comité. Aucun des membres du comité n'était un dirigeant ou un salarié d'AltaGas ou de l'une de ses filiales au cours du dernier exercice terminé; n'a déjà été un dirigeant d'AltaGas ou de l'une de ses filiales ou n'a déjà eu ni n'a actuellement de lien devant être divulgué aux rubriques « *Prêts aux administrateurs et aux membres de la haute direction* » ou « *Initiés intéressés dans des opérations importantes* » de la présente circulaire d'information; n'a été membre de la haute direction d'AltaGas et aussi membre du comité de rémunération (ou l'équivalent) d'un autre émetteur, dont un des membres de la haute direction a siégé au comité des ressources humaines; n'a été un membre de la haute direction d'AltaGas et aussi administrateur d'un autre émetteur, dont un des membres de la haute direction a siégé au comité des ressources humaines; ni n'a été membre de la haute direction d'AltaGas et aussi membre du comité de la rémunération (ou l'équivalent) d'un autre émetteur, dont un des membres de la haute direction a été administrateur d'AltaGas.

### Politique de rémunération

La philosophie des administrateurs d'AltaGas veut que, si la Fiducie va bien, les salariés d'AltaGas en profiteront eux aussi et seront récompensés au moyen de primes au comptant, d'augmentations de la rémunération variable à long terme, notamment d'octrois d'options d'achat de parts de fiducie et des primes d'intéressement du RIMT, d'octrois de primes de rémunération variable à long terme supplémentaires, indépendamment ou ensemble. L'objectif du comité des ressources humaines lorsqu'il formule des recommandations quant à la rémunération est de reconnaître et de récompenser le rendement individuel ainsi que d'offrir un niveau de rémunération concurrentiel avec celui de l'industrie eu égard à l'expérience et au rendement des personnes visées et aux résultats financiers de la Fiducie et d'AltaGas.

Le service des ressources humaines d'AltaGas examine la rémunération offerte par l'industrie selon l'information fournie par des consultants et compare son niveau général de rémunération avec celui de sociétés de taille comparable. Un résumé de ces renseignements est fourni au comité des ressources humaines afin de l'aider à approuver la politique de rémunération globale d'AltaGas ainsi que la rémunération devant être versée, surtout aux membres de la haute direction. Le comité des ressources humaines a aussi recours périodiquement et de façon indépendante à des consultants externes pour examiner les questions relatives à la rémunération. Des sociétés et des fiducies comparables sont choisies en fonction de leur situation dans l'industrie pétrolière et gazière. Des postes comparables sont identifiés à partir de l'information accessible publiquement relativement à ces organisations.

Le comité des ressources humaines considère la rémunération globale comme une stratégie liée à l'atteinte des objectifs de rendement globaux et a conçu un système de rémunération globale à court et à long terme assorti d'éléments de rémunération fixe et variable. À l'heure actuelle, le programme de rémunération des salariés d'AltaGas est constitué du salaire, des avantages sociaux et du régime d'intéressement à court terme, qui forment la rémunération à court terme; ainsi que du régime d'options d'achat de parts de fiducie, du RIMT, du régime d'épargne d'achat d'actions des salariés, du REER collectif, du régime de retraite à cotisations déterminées et du

régime de retraite supplémentaire à l'intention des membres de la haute direction, qui forment la rémunération à long terme.

AltaGas met l'accent sur une rémunération fixe et variable annuelle juste offrant un intéressement immédiat pour le rendement à court terme et accorde également une certaine priorité à la rémunération à long terme, qui est axée sur l'engagement à long terme des dirigeants et des salariés d'AltaGas.

***Salaire annuel***

Le salaire annuel a pour but d'offrir une rémunération concurrentielle et de reconnaître les aptitudes, compétences et niveaux de responsabilité des salariés. En général, le comité des ressources humaines cible les salaires de base à des niveaux qui se rapprochent de ceux consentis pour des postes similaires dans des organisations de taille comparable au sein de l'industrie (tel qu'il est précisé plus haut) et espère atteindre les niveaux de rémunération globale ciblés au moyen d'autres composantes de rémunération fixe et variable.

***Régime d'intéressement à court terme***

AltaGas a mis sur pied un régime d'intéressement à court terme pour les membres de la haute direction et salariés permanents d'AltaGas afin d'offrir des primes au comptant annuelles après la fin de l'exercice.

Afin de récompenser le rendement individuel, l'admissibilité à la rémunération aux termes du régime d'intéressement à court terme est liée au rendement individuel, ainsi qu'au rendement de l'équipe et de la Fiducie. Plus le poste est élevé dans la hiérarchie, plus la pondération des mesures de la Fiducie est grande. Le rendement de l'équipe et le rendement individuel de chaque salarié sont évalués chaque année en fonction des objectifs établis au début de chaque année. Les objectifs de rendement de l'équipe englobent notamment les résultats de l'unité fonctionnelle comme le rendement du capital investi ou le bénéfice d'exploitation. Les objectifs de rendement individuel englobent des cibles individuelles prédéterminées.

Le rendement de la Fiducie est mesuré en fonction des résultats financiers consolidés pondérés quant à 50 % sur le rendement des capitaux propres (le « **RCP** ») et à 50 % sur le bénéfice net par part de fiducie (le « **BNPF** ») par rapport à une cible prédéterminée pour chaque tranche au début de chaque année. Les indicateurs de rendement de la Fiducie aux termes du régime d'intéressement à court terme pour l'exercice 2007 ont été le RCP de 18,30 % et le BNPF de 1,70 $, par rapport à un RCP de 19,09 % et à un BNPF de 1,66 $ pour 2006. Voir aussi la rubrique « *Rapport sur la rémunération du personnel et des membres de la haute direction – Graphique de rendement* » pour suivre l'évolution du rendement cumulatif pour les porteurs de parts d'AltaGas sur une certaine période par rapport aux indicateurs-clés de l'industrie.

Aucune gratification n'a été versée à un membre de la direction ou à un salarié aux termes du régime d'intéressement à court terme dans les cas où cette personne n'a pas atteint les objectifs applicables.

***Régime d'intéressement à moyen terme***

AltaGas a adopté un régime d'intéressement à moyen terme (« **RIMT** ») à l'intention de ses administrateurs, dirigeants et salariés pour ajouter une forme de rémunération d'intéressement variable à long terme. Le régime d'intéressement à moyen terme vise à lier une tranche de la rémunération à risque à l'atteinte d'objectifs de rendement de la Fiducie et d'objectifs de rendement individuels, et ainsi à attirer, à motiver et à maintenir en fonction du personnel hautement qualifié.

Les primes envisagées aux termes du RIMT seront octroyées sous forme d'unités subalternes acquises en fonction du temps (« **US** ») et d'unités subalternes liées au rendement (« **UR** »). À moins que le comité des ressources humaines n'en décide autrement, les US deviendront acquises quant à un tiers par année au cours d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte de certains niveaux de rendement par la Fiducie au cours de chaque année de la période d'acquisition. Les UR deviendront acquises à la fin d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte d'un niveau de rendement par la Fiducie au cours de la période d'acquisition de trois ans.

Le comité des ressources humaines fixera à son absolue discrétion les critères d'acquisition liés au rendement pertinents aux fins du volet US et du volet UR du RIMT. Ce pouvoir a été délégué au commandité aux termes de la convention unanime des actionnaires. Parmi les facteurs pris en considération au moment d'octroyer des US et des UR, on compte le degré de réalisation des objectifs de rendement individuel et le nombre de US et de

UR qui ont été octroyées à des personnes qui occupaient des postes et qui avaient des compétences similaires au sein d'AltaGas.

Le RIMT fonctionne comme suit :

a) le conseil d'administration approuve chaque octroi aux termes du RIMT qui est fonction de l'atteinte relative des objectifs de rendement individuels et du niveau de rémunération total versé à des personnes ayant des compétences et des responsabilités analogues au sein d'AltaGas et d'entités de taille comparable;

b) après l'établissement d'une gratification à une personne, la valeur au comptant de la gratification est convertie en unités entières fictives (soit des US, soit des UR, au gré du conseil d'administration) correspondant au nombre de parts de fiducie entières que l'octroi de cette personne lui aurait permis d'acquérir à la date de l'octroi, en fonction de la juste valeur marchande (la « **JVM** ») des parts de fiducie. À cette fin, la JVM des parts de fiducie correspond à la moyenne des cours de clôture des parts de fiducie à la Bourse de Toronto (la « **TSX** ») (ou si les parts de fiducie ne sont alors pas inscrites à la cote de la TSX, toute autre Bourse à la cote de laquelle les parts de fiducie sont inscrites) sur la période de 20 jours de Bourse qui précède la date de l'octroi;

c) les US et les UR suivent la valeur des parts de fiducie au cours de la période d'acquisition applicable et les distributions sur les parts de fiducie au cours de cette période sont réputées être versées aux dates de distribution sur chaque UR et US et réinvesties pour l'acquisition d'autres unités entières fictives, et s'accumulent au profit de cette personne dans les comptes tenus pour cette personne, en vue de lui être payés si l'acquisition a lieu;

d) dès l'acquisition de US ou de UR, et sous réserve de l'atteinte des critères de rendement applicables, AltaGas a la faculté de payer la JVM des US ou des UR (y compris les unités additionnelles acquises moyennant le réinvestissement des distributions accumulées à l'égard de celles-ci), selon le cas, au comptant ou en parts de fiducie d'une valeur équivalente acquises par l'administrateur du régime sur le marché libre.

***Régime d'options d'achat de parts de fiducie***

AltaGas a adopté un régime d'options d'achat de parts de fiducie en vue de maintenir une forme de rémunération incitative variable à long terme à l'intention des administrateurs, des dirigeants, des salariés, des consultants et des autres membres du personnel de la Fiducie et de ses filiales, y compris AltaGas. Le nombre et l'octroi d'options (les « **options d'achat de parts de fiducie** ») sont fonction du rendement individuel et servent d'incitatif au recrutement, au maintien en fonction et à la motivation de membres du personnel hautement qualifiés. Les facteurs examinés dans le cadre de l'octroi de nouvelles options d'achat de parts de fiducie et les conditions de ces options d'achat de parts de fiducie comprennent l'atteinte relative des objectifs de rendement individuels et le niveau des options d'achat de parts de fiducie octroyées à des personnes ayant des compétences et des responsabilités analogues au sein d'AltaGas et d'organisations comparables.

Le régime d'options d'achat de parts de fiducie prévoit que le nombre maximal de parts de fiducie pouvant être émises à l'exercice de toutes les options d'achat de parts de fiducie octroyées aux termes du régime d'options d'achat de parts de fiducie, de même que les parts de fiducie qui peuvent être assujetties à des options aux termes d'autres ententes de rémunération à base de titres, ne doit pas représenter plus de 10 % du total des parts de fiducie en circulation et des autres titres échangeables contre des parts de fiducie, y compris les parts échangeables, ou un nombre plus élevé de parts de fiducie qui aura été déterminé par le conseil d'administration et approuvé, s'il y a lieu, par les porteurs de parts et par la TSX, sans toutefois dépasser le nombre maximal de parts de fiducie permis aux termes des règles de la TSX.

***Régime d'épargne d'achat d'actions des salariés***

AltaGas a mis en place un régime d'épargne d'achat d'actions des salariés en 2000 afin d'encourager l'actionnariat des salariés, en tant qu'intéressement à long terme, afin de s'assurer que la rémunération versée par AltaGas soit concurrentielle par rapport à l'industrie pétrolière et gazière. Le régime d'épargne d'achat d'actions des

salariés a été converti en un régime d'épargne d'achat de parts de fiducie des salariés lors de la conversion de la Fiducie en mai 2004. Tous les salariés d'AltaGas peuvent y participer.

Les salariés peuvent cotiser jusqu'à 10 % de leur salaire de base au régime d'épargne. AltaGas égalera les cotisations des salariés jusqu'à un maximum de 2,5 % du salaire de base des salariés ayant au plus trois années de service; de 3,75 % du salaire de base des salariés ayant de trois à six années de service; et de 5 % du salaire de base des salariés ayant plus de six années de service. Les cotisations des salariés peuvent être investies dans des parts de fiducie, un fonds de placement à court terme ou une combinaison de ces placements. Les cotisations d'AltaGas sont investies dans des parts de fiducie.

*REER collectif*

Avant le 1er juillet 2005, AltaGas coordonnait un régime enregistré d'épargne retraite (« **REER** ») collectif (le « **REER collectif** ») dans le cadre duquel les cotisations versées par les salariés dans leur REER autogéré leur donnaient droit à une cotisation patronale correspondant à 80 % des cotisations salariales, jusqu'à concurrence de 4,8 % du salaire de base. AltaGas continuera de permettre aux salariés de contribuer à un REER aux termes du régime par déductions salariales, mais compte tenu de l'établissement du régime CD (au sens donné ci-après), elle cessera de verser des cotisations en contrepartie de cotisations versées au REER, sauf dans le cas de David W. Cornhill, chef de la direction, qui continue d'en recevoir en guise de participation au régime CD.

***Régime de retraite et régime supplémentaire de retraite à l'intention des membres de la haute direction***

**a) Régime de retraite à cotisations déterminées d'AltaGas**

Le 1er juillet 2005, AltaGas a établi un régime de retraite enregistré à cotisations déterminées (le « **régime CD** ») pour ses salariés, y compris les membres de la haute direction. Le régime CD prévoit le versement de cotisations patronales correspondant à 4 % du salaire de base du salarié, plus une cotisation versée en contrepartie des cotisations salariales facultatives, fondée sur les années de service et allant jusqu'à 2 % du salaire de base. Tous les salariés permanents, à l'exception du chef de la direction, participent au régime CD. Les cotisations versées par AltaGas au nom des salariés leur sont acquises après deux années de service auprès d'AltaGas ou d'une société affiliée. Les salariés décident du placement des cotisations salariales et patronales dans l'une ou plusieurs des 18 options de placement offertes dans le cadre du régime.

**b) Régime supplémentaire de retraite à l'intention des membres de la haute direction d'AltaGas**

Le 1er juillet 2005, AltaGas a établi un régime de retraite à prestations déterminées non enregistré à l'intention des membres de la haute direction pour arrondir leur épargne-retraite au titre des régimes d'AltaGas (le REER collectif et le régime CD). La rente du RSRD est établie de sorte que la valeur de la rente totale de chaque participant est égale à la valeur d'une rente annuelle au titre d'un régime à prestations déterminées correspondant à 2 % du salaire moyen des trois années les mieux rémunérées du participant, multipliée par les années de services validables.

Aux fins du calcul de la rente :

(i) le salaire est le salaire de base du participant, plus 50 % de sa prime visée;

(ii) au moment de l'adhésion au RSRD, les années de service accomplies auprès d'AltaGas en excédent de cinq ans sont reconnues d'office en tant que services validables;

(iii) pour chaque année ultérieure, le participant se verra créditer deux années de services validables jusqu'à ce que sa période de services validables corresponde à ses années de service auprès d'AltaGas. Par la suite, une année de services continus correspondra à une année de services validables;

(iv) la rente de retraite est une rente réversible, comportant une période garantie d'au moins cinq ans. Si le participant est marié au moment de son départ à la retraite, à son décès, et à la fin de la période garantie, la rente est réduite à 60 % et est versée au conjoint sa vie durant;

(v) le participant qui compte au moins cinq années de services validables peut prendre sa retraite dès l'âge de 55 ans. La rente qu'il s'est constituée dans le cadre du régime sera réduite de 3 % par année qui sépare la date de sa retraite de son 60e anniversaire.

Le RSRD versera la différence entre la valeur de la rente de retraite totale établie tel qu'il est indiqué ci-dessus et la valeur de la rente constituée par le participant dans le cadre du régime CD et le REER collectif. Cette prestation au titre du RSRD sera versée au participant sous forme de paiements égaux à compter de la date de sa retraite jusqu'à son 70e anniversaire.

Les prestations du RSRD seront versées à même les produits d'exploitation d'AltaGas au fur et à mesure que les paiements arrivent à échéance. La garantie de la provision actuarielle sera fournie au moyen d'une lettre de crédit.

**Rémunération du chef de la direction**

Le comité des ressources humaines est chargé d'examiner les politiques de rémunération d'AltaGas. Le comité des ressources humaines formule des recommandations au conseil d'administration quant à la rémunération du chef de la direction.

Le comité des ressources humaines a pour politique, en ce qui concerne la rémunération du chef de la direction, de fixer son salaire de base, sa rémunération totale au comptant (ce qui inclut les intéressements à court terme) et sa rémunération totale directe (ce qui inclut les intéressements à long terme) environ à la médiane des sociétés et fiducies ouvertes du secteur pétrolier et gazier canadien ayant une taille et une complexité comparables. Un groupe de sociétés comparables avait été établi initialement en 2001 en fonction des participants à un sondage sur la rémunération au sein de l'industrie, dont les revenus ou l'actif se situait entre 50 et 200 % de ceux de la Fiducie. La composition du groupe de comparaison fait l'objet d'un examen annuel afin de s'assurer que ce groupe continue d'offrir une base de comparaison raisonnable.

Le comité des ressources humaines tient notamment compte des données provenant de sondages sur la rémunération au sein de l'industrie et du rendement global de la Fiducie, notamment le RCP, le BNPF, les acquisitions fructueuses et le succès de la mise en œuvre de la stratégie de la Fiducie.

Le salaire, les intéressements à court terme, les octrois au titre du RIMT et les octrois d'options d'achat de parts de fiducie du chef de la direction sont fixés en fonction du succès global de la Fiducie. Les droits du chef de la direction aux termes du régime d'intéressement à court terme d'AltaGas dépendent à la fois du rendement de l'entreprise (70 %) et du rendement de l'équipe et de la personne (30 %). Le rendement est mesuré par rapport aux objectifs préétablis quant au RCP et au BNPF.

Les octrois aux termes du RIMT constituent une forme supplémentaire de rémunération incitative variable à long terme. Le nombre et l'octroi des US et des UR aux termes du RIMT sont liés aux conditions concurrentielles fixées de la manière indiquée ci-dessus et au rendement individuel.

Les options d'achat de parts de fiducie sont octroyées en fonction du nombre d'options d'achat de parts de fiducie pouvant être octroyées, des conditions concurrentielles fixées de la manière indiquée ci-dessus et du rendement individuel.

M. Cornhill, chef de la direction et administrateur du commandité, ne vote pas et le participe pas aux réunions du conseil ou du comité portant sur les questions de rémunération qui le touchent.

## GRAPHIQUE DE RENDEMENT

Les actions ordinaires d'AltaGas Services Inc. ont été inscrites à la cote de la TSX le 17 janvier 2000. Après la date de prise d'effet de l'arrangement, les parts de fiducie ont été inscrites à la cote de la TSX en remplacement des actions ordinaires d'AltaGas Services Inc. et font partie de l'indice plafonné des fiducies de l'énergie S&P/TSX, de l'indice des fiducies de revenu S&P/TSX et de l'indice composé S&P/TSX.

Le tableau et le graphique qui suivent comparent la variation en pourcentage annuel du rendement cumulatif pour les porteurs de parts au cours des cinq derniers exercices sur les actions ordinaires et les parts de fiducie, respectivement (en présumant qu'un investissement de 100 $ a été effectué le 31 décembre 2002) avec le

rendement total cumulatif de l'indice composé S&P/TSX, de l'indice plafonné des fiducies de l'énergie S&P/TSX et de l'indice des fiducies de revenu S&P/TSX. Les valeurs supposent le réinvestissement des dividendes ou des distributions déclarés.

| | 31 déc. 2002 | 31 déc. 2003 | 31 déc. 2004 | 31 déc. 2005 | 31 déc. 2006 | 31 déc. 2007 |
|---|---|---|---|---|---|---|
| **AltaGas** | 100 | 169 | 260 | 345 | 354 | 396 |
| **Indice composé S&P/TSX** | 100 | 127 | 145 | 180 | 211 | 232 |
| **Indice plafonné des fiducies de l'énergie S&P/TSX** | 100 | 146 | 191 | 285 | 275 | 284 |
| **Indice des fiducies de revenu S&P/TSX** | 100 | 138 | 175 | 230 | 223 | 238 |


400
300
200
100
-
Valeur de l'indice
31 déc. 2002
31 déc. 2003
31 déc. 2004
31 déc. 2005
31 déc. 2006
31 déc. 2007
Fin de l'exercice
AltaGas Income Trust
Indice composé S&P/TSX
Indice plafonné des fiducies de l'énergie S&P/TSX
Indice des fiducies de revenu S&P/TSX

## RÉMUNÉRATION DE LA DIRECTION

Tel qu'il est indiqué ci-dessus à la rubrique « *Gouvernance de la Fiducie* », la Fiducie n'a pas de personnel de direction, la gestion et l'administration de la Fiducie étant respectivement déléguées au commandité et à AltaGas. Par conséquent, la présente section donne de l'information sur la rémunération versée aux membres de la haute direction d'AltaGas. Comme il est décrit à la rubrique « *Rapport sur la rémunération du personnel et des membres de la haute direction* », la rémunération des membres de la haute direction d'AltaGas, à l'instar de celle du personnel d'AltaGas, inclut une rémunération à court et à long termes comportant des éléments fixes et variables visant à souligner et à récompenser le rendement individuel ainsi qu'à offrir un niveau de rémunération concurrentiel par rapport à l'industrie.

Aux fins de la présente section, par « membre de la haute direction » on entend le président et tout vice-président du conseil d'administration, le président, tout vice-président responsable d'une unité fonctionnelle, d'une division ou d'une fonction principale telle que les ventes, les finances ou la production, et tout membre de la direction d'une filiale de la Fiducie, y compris AltaGas ou une filiale d'AltaGas, qui s'acquitte d'une fonction d'élaboration des politiques à l'égard de la Fiducie, ou toute autre personne qui s'acquitte d'une fonction d'élaboration des politiques à l'égard de la Fiducie. Par « membre de la haute direction désigné », on entend, collectivement :

a) le président et chef de la direction du commandité et d'AltaGas;

b) le chef des finances du commandité et d'AltaGas;

c) les trois membres de la haute direction d'AltaGas les mieux rémunérés, autres que le chef de la direction et le chef des finances, qui occupaient un poste de haute direction à la fin du dernier exercice terminé et dont le total du salaire et de la prime était supérieur à 150 000 $;

d) toute autre personne à l'égard de laquelle la communication des renseignements aurait été effectuée aux termes de c) si ce n'est du fait qu'elle n'était pas un dirigeant d'AltaGas à la fin du dernier exercice terminé.

Le tableau qui suit présente les renseignements concernant la rémunération versée par AltaGas à ses membres de la haute direction désignés pour les trois derniers exercices terminés.

| | | Rémunération annuelle | | | Rémunération à long terme | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Gratifications | | Versements | | |
| **Nom et fonctions principales** | **Exercice terminé le 31 déc.** | **Salaire ($)** | **Prime ($)[1]** | **Autre rémunération annuelle[2] ($)** | **Nombre de titres visés par des options/ DPVA octroyés[3]** | **Parts subordonnées aux restrictions de revente ($)** | **Versements au titre du régime d'intéressement à long terme ($)** | **Toute autre rémunération[4][5] ($)** | **Rémunération totale ($)** |
| David W. Cornhill[6] Président du conseil, président et chef de la direction | 2007 | 535 000 | 580 000 | - | 69 860 UR | - | - | 2 531 203 | 3 646 203 |
| | 2006 | 500 000 | 462 345 | - | 48 225 UR | - | - | 739 304 | 1 725 650 |
| | 2005 | 435 000 | 424 720 | - | 4 500 US | - | - | 2 715 947 | 3 575 667 |
| Richard M. Alexander [7] Vice-président directeur, chef de l'exploitation et chef des finances | 2007 | 320 000 | 237 386 | - | 16 000 UR | - | - | 302 058 | 859 444 |
| | 2006 | 186 667 | - | - | 30 000 US<br>50 000 UR | - | - | 514 000 | 700 667 |
| | 2005 | - | - | - | | - | - | - | - |
| Kent E. Stout Vice-président, Ressources générales | 2007 | 203 000 | 103 478 | - | 8 000 UR | - | - | 684 935 | 991 413 |
| | 2006 | 189 000 | 94 500 | - | 8 050 UR | - | - | 86 215 | 369 716 |
| | 2005 | 180 000 | 88 128 | - | 1 800 US | - | - | 54 415 | 322 543 |
| Jeffrey F. Perry Vice-président de division, cueillette et traitement sur le terrain | 2007 | 198 425 | 85 466 | - | 8 000 UR | - | - | 751 796 | 1 035 688 |
| | 2006 | 189 925 | 78 281 | - | 7 500 UR | - | - | 14 838 | 283 044 |
| | 2005 | 173 958 | 58 968 | - | 1 000 UR | - | - | 11 325 | 244 251 |
| Dennis A. Dawson Vice-président, chef du contentieux et secrétaire général | 2007 | 220 000 | 133 120 | - | 9 000 UR | - | - | 943 282 | 1 296 402 |
| | 2006 | 208 000 | 118 800 | - | 6 750 UR | - | - | 236 812 | 563 612 |
| | 2005 | 198 000 | 122 208 | - | 2 100 US | - | - | 1 225 673 | 1 345 881 |
| Marshal L. Thompson[8] Premier vice-président, Relations extérieures et risques | 2007 | 111 471 | 143 808 | - | 1 000 UR | - | - | 752 598 | 1 007 877 |
| | 2006 | 214 000 | 123 814 | - | 10 000 UR | - | - | 36 717 | 374 531 |
| | 2005 | 201 250 | 97 611 | - | 1 350 US | - | - | 17 924 | 316 785 |

| Nom et fonctions principales | Exercice terminé le 31 déc. | Rémunération annuelle — Salaire ($) | Rémunération annuelle — Prime ($)[1] | Rémunération annuelle — Autre rémunération annuelle[2] ($) | Rémunération à long terme — Gratifications — Nombre de titres visés par des options/ DPVA octroyés[3] | Rémunération à long terme — Gratifications — Parts subordonnées aux restrictions de revente ($) | Rémunération à long terme — Versements — Versements au titre du régime d'intéressement à long terme ($) | Toute autre rémunération[4] [5] ($) | Rémunération totale ($) |
|---|---|---|---|---|---|---|---|---|---|
| Patricia M. | 2007 | - | - | - | - | - | - | 2 794 314 | 2 794 314 |
| Newson | 2006 | - | 324 479 | - | - | - | - | 445 908 | 770 387 |
| Première vice-présidente | 2005 | 263 542 | 163 800 | - | 3 000 US | - | - | 486 383 | 913 724 |

Notes :

(1) Le montant des primes indiqué comprend la prime versée au cours des exercices respectifs. Voir les plus amples détails présentés précédemment à la rubrique « *Rapport sur la rémunération du personnel et des membres de la haute direction – Politique de rémunération – Régime d'intéressement à court terme* ».

(2) Sauf indication contraire ci-dessus, la valeur de toute autre rémunération annuelle n'était pas supérieure au moindre de ce qui suit : 50 000 $ ou 10 % du total du salaire annuel et de la prime de chaque membre de la haute direction désigné au cours de chaque exercice.

(3) Voir la description plus détaillée du RIMT présentée précédemment à la rubrique « *Rapport sur la rémunération du personnel et des membres de la haute direction – Politique de rémunération – Régime d'intéressement à moyen terme* ».

(4) AltaGas effectue des cotisations aux termes du régime d'épargne d'achat de parts des salariés, du REER collectif (pour David W. Cornhill) et du régime de retraite. Comprend aussi les sommes versées aux termes du RIMT et les montants obtenus à l'exercice des options d'achat de parts de fiducie. Comprend les montants versés à M[me] Newson en 2006 en remplacement de ses vacances. Ces régimes sont décrits plus amplement aux rubriques « *Rapport sur la rémunération du personnel et des membres de la haute direction – Politique de rémunération – Régime d'épargne d'achat d'actions des salaries* », « *– REER collectif* », « *– Régime de retraite et régime supplémentaire de retraite à l'intention des membres de la haute direction* » et « *– Régime d'intéressement à moyen terme* ».

(5) Y compris des montants versés en 2005, en 2006 et en 2007, respectivement, relativement à un changement de contrôle aux termes des contrats de travail passés avec David W. Cornhill, Patricia M. Newson et Dennis A. Dawson. Les contrats de travail et les arrangements de maintien en fonction nécessaires par suite du changement de contrôle sont plus amplement décrits ci-après aux rubriques « *Rémunération de la direction – Contrats de travail* » et « *Rémunération de la direction – Maintien en fonction du personnel dans le cadre du changement de contrôle* ».

(6) Au moment de la nomination de Richard M. Alexander à titre de président et chef de l'exploitation le 21 janvier 2008, David W. Cornhill a démissionné de son poste de président. Il conserve son poste de chef de la direction.

(7) Richard M. Alexander a été nommé président et chef de l'exploitation le 21 janvier 2008.

(8) La démission de Marshal L. Thompson a pris effet le 6 juin 2007.

La rémunération au comptant totale du chef de la direction et la rémunération au comptant totale globale du chef de la direction, du chef des finances et des autres membres de la haute direction désignés sont présentées ci-après :

| | 2005 | 2006 | 2007 |
|---|---|---|---|
| Chef de la direction[1] | 3 575 667 $ | 1 725 650 $ | 3 646 203 $ |
| Rémunération totale globale du chef de la direction, du chef des finances et des autres membres de la haute direction désignés | 6 718 851 $ | 4 792 607 $ | 11 631 341 $ |
| Pourcentage de la rémunération totale globale du chef de la direction, du chef des finances et des autres membres de la haute direction désignés par rapport à la capitalisation boursière totale[1][2] | 0,44 % | 0,32 % | 0,76 % |
| Rendement total aux porteurs de parts | 31,5 % | 1,1 % | 9,4 % |

Notes :

(1) La rémunération au comptant totale et la rémunération au comptant globale comprennent le salaire, les primes et autres rétributions, dont le produit du RIMT calculé de la même manière qu'au tableau de la rémunération de la haute direction ci-après.

(2) Compte tenu d'une capitalisation boursière de 1 527 400 029 $, 1 477 741 989 $ et 1 536 108 317 $ aux 31 décembre 2005, 2006 et 2007, respectivement.

**Contrats de travail**

AltaGas est partie à des contrats de travail passés avec David W. Cornhill, Richard M. Alexander et Dennis A. Dawson. AltaGas était partie à un contrat de travail avec Patricia M. Newson. Ces contrats sont décrits ci-après.

AltaGas Services Inc. était partie à un contrat de travail passé avec chacune des personnes suivantes : M. David W. Cornhill, président du conseil, président et chef de la direction d'AltaGas; M[me] Patricia M. Newson, première vice-présidente d'AltaGas; et M. Dennis A. Dawson, vice-président, chef du contentieux et secrétaire général d'AltaGas (collectivement, les « **contrats de service** »). Ces contrats de service ont été modifiés et mis à jour en date du 1[er] mai 2004 relativement à l'arrangement de sorte qu'ils comportent, pour l'essentiel, des modalités analogues. Chacun des contrats de service modifiés et mis à jour a pris effet le 1[er] mai 2004. Le contrat de service modifié et mis à jour passé avec M[me] Newson a pris fin en date du 1[er] janvier 2006, sauf l'obligation de faire tous les paiements exigibles dans le cadre de son emploi au sein d'AltaGas, y compris ceux qui sont indiqués au tableau de la rémunération de la haute direction ci-dessus. Le contrat de service avec M. Cornhill a été modifié et mis à jour de nouveau le 1[er] janvier 2007 dans le but, entre autres, d'augmenter son salaire de base, de prévoir des attributions d'UR aux termes du RIMT, de modifier ses droits aux termes du RSRD et d'ajuster la rémunération qui lui est payable à la survenance de certains événements.

Avec prise d'effet le 1[er] janvier 2007, AltaGas a passé un contrat de travail avec Richard M. Alexander (avec les contrats de service, les « **contrats de travail** ») selon des modalités essentiellement semblables à celles des contrats de service.

Les modalités des contrats de travail passés avec MM. Cornhill, Dawson et Alexander demeurent en vigueur indéfiniment. Les salaires de base prévus dans les contrats de chacun des membres de la haute direction désignés sont indiqués dans le tableau sur la rémunération annuelle présenté ci-dessus.

Le contrat de service modifié et mis à jour passé avec M. Cornhill prévoit que ce contrat peut être résilié par AltaGas pour un motif valable ou en cas d'invalidité permanente de M. Cornhill et sera automatiquement résilié à son décès. Le contrat de service modifié et mis à jour permet aussi à AltaGas de résilier ce contrat en donnant un avis et en versant un montant (l'« **allocation de retraite** ») équivalant à la somme : a) de deux fois le salaire de base annuel versé à M. Cornhill au cours du dernier mois d'emploi complet multiplié par le pourcentage annuel de la prime alors visée; b) d'un montant au comptant équivalant à la valeur de certains droits aux prestations pour une période de deux ans; c) d'une somme au comptant équivalant au produit de 24 fois la valeur de l'allocation automobile qui lui est versée mensuellement.

Si, pendant la durée du contrat de service modifié et mis à jour passé avec M. Cornhill, il se produisait un changement de contrôle (au sens donné ci-après), M. Cornhill aura droit, en tout temps au cours d'une période de six mois à un an suivant la date de prise d'effet d'un tel changement de contrôle, de mettre fin à son emploi auprès d'AltaGas en donnant un avis de 60 jours en ce sens. Le cas échéant, si AltaGas résilie son contrat de travail modifié et mis à jour dans l'année suivant le changement de contrôle, M. Cornhill aura droit à une allocation de retraite équivalant à la somme de 30 fois : a) le salaire de base brut mensuel versé à M. Cornhill au cours du dernier mois d'emploi complet; b) le produit du salaire de base brut mensuel versé à M. Cornhill au cours du dernier mois d'emploi complet multiplié par le pourcentage annuel de la prime alors visée; c) une somme au comptant équivalant à la valeur mensuelle de certains droits aux prestations; d) une somme au comptant équivalant à la valeur mensuelle de l'allocation automobile qui lui est versée. Un « changement de contrôle » pour l'application des contrats de travail de MM. Cornhill et Dawson comprend l'acquisition d'une position de contrôle par un moyen quel qu'il soit et le mot « contrôle » comprend le pouvoir de décider de la direction et des politiques d'AltaGas ou du membre de son groupe concerné ou de faire en sorte d'en décider. La définition de changement de contrôle dans chacun des contrats de service modifiés et mis à jour a été modifiée pour refléter le fait, compte tenu de la structure organisationnelle de la Fiducie, qu'un changement de contrôle peut se produire par l'acquisition du contrôle des parts de fiducie d'AltaGas ou d'une des entités d'AltaGas figurant dans la structure. La définition de changement de contrôle dans le contrat de travail de M. Alexander reflète cette même modification.

La définition de changement de contrôle dans le contrat de service de M. Cornhill comprend la restructuration des activités d'AltaGas ou de la Fiducie pour éliminer la structure de fiducie de sorte que les activités

sont menées par une personne morale. Toutefois, la définition de changement de contrôle dans les contrats de travail de MM. Alexander et Dawson ne précise pas qu'une restructuration constitue un changement de contrôle.

M. Cornhill peut mettre fin à son emploi auprès d'AltaGas en donnant un préavis de six mois en ce sens. Dans ce cas, M. Cornhill a le droit de recevoir l'allocation de retraite.

Le contrat de service modifié et mis à jour de M. Dawson est, pour l'essentiel, le même que celui de M. Cornhill, sauf pour ce qui est de l'allocation de retraite payable aux termes du contrat de service modifié et mis à jour de M. Dawson, qui équivaut à la somme de deux fois : a) le salaire de base annuel versé à M. Dawson au cours du dernier mois d'emploi complet; b) le produit du salaire de base annuel en vigueur au cours du dernier d'emploi multiplié par le pourcentage annuel de la prime visée; c) la valeur des droits aux prestations pour une période d'un an; d) la valeur de l'allocation automobile annuelle; si M. Dawson met fin à son emploi auprès d'AltaGas pour un motif autre qu'un changement de contrôle (au sens donné ci-après), il n'aura pas droit à l'allocation de retraite. M. Dawson a le droit, à tout moment au cours d'une période allant de six à neuf mois suivant la date de prise d'effet d'un changement de contrôle, de mettre fin à son emploi auprès d'AltaGas et de recevoir l'allocation de retraite en donnant un avis de 60 jours en ce sens.

Le contrat de travail de M. Alexander est, pour l'essentiel, le même que celui de MM. Cornhill et Dawson, sauf pour ce qui est de l'allocation de retraite payable aux termes du contrat de service modifié et mis à jour de M. Alexander, qui équivaut à la somme de deux fois : a) le salaire de base annuel versé à M. Alexander au cours du dernier mois d'emploi complet; b) le produit du salaire de base annuel en vigueur au cours du dernier d'emploi multiplié par le pourcentage annuel de la prime visée; c) la valeur des droits aux prestations pour une période d'un an; d) la valeur de l'allocation automobile annuelle; si M. Alexander met fin à son emploi auprès d'AltaGas pour un motif autre qu'un changement de contrôle (au sens donné ci-après), il n'aura pas droit à l'allocation de retraite. M. Alexander a le droit, à tout moment au cours d'une période allant de six à neuf mois suivant la date de prise d'effet d'un changement de contrôle, de mettre fin à son emploi auprès d'AltaGas et de recevoir l'allocation de retraite en donnant un avis de 60 jours en ce sens.

Le contrat de service modifié et mis à jour passé avec M^me^ Newson a pris fin en date du 1^er^ janvier 2006, sauf l'obligation de faire tous les paiements exigibles dans le cadre de son emploi au sein d'AltaGas, y compris ceux qui sont indiqués au tableau de la rémunération de la haute direction ci-dessus. Il a été convenu qu'à la suite du transfert par AltaGas de ses actifs liés aux services publics à AltaGas Utility Group Inc. en novembre 2005 M^me^ Newson deviendrait présidente et chef de la direction d'AltaGas Utility Group Inc. et consacrerait à cette société environ 60 % de son temps et de ses activités professionnelles en 2006 et environ 80 % en 2007, tout en conservant ses postes de chef des finances du commandité et de première vice-présidente, Finances et de chef des finances d'AltaGas. Le 1^er^ mai 2006, Richard M. Alexander est entré au service d'AltaGas en qualité de premier vice-président et chef des finances et M^me^ Newson est devenue première vice-présidente.

Sauf aux termes des contrats de travail décrits ci-dessus, il n'existe aucun plan ni aucun arrangement relatif à la rémunération que des membres de la haute direction désignés ont reçue ou pouvaient recevoir au cours du dernier exercice terminé afin de les indemniser en cas de cessation de leur emploi ou de modification de leurs responsabilités par suite d'un changement de contrôle.

**Maintien en fonction du personnel dans le cadre du changement de contrôle**

**La restructuration de l'entreprise d'AltaGas Services Inc. pour créer la Fiducie aux termes de l'arrangement constitue un changement de contrôle aux termes des contrats de service passés avec MM. Cornhill et Dawson et avec M^me^ Newson.**

Par suite de ce changement de contrôle, M. Cornhill, M^me^ Newson et M. Dawson avaient chacun le droit de mettre fin à leur emploi auprès d'AltaGas Services Inc. et de recevoir l'allocation de retraite qui leur était respectivement payable en pareil cas. Afin de ne pas perdre ces précieux salariés et leur connaissance approfondie d'AltaGas Services Inc., AltaGas a conclu des ententes avec chacun des membres de la haute direction désignés aux termes desquelles ils ont renoncé à leurs droits de mettre fin à leur emploi auprès d'AltaGas Services Inc. en raison de ce changement de contrôle. Chacun des membres de la haute direction désignés a en outre convenu le 1^er^ mai 2004 de rester au service d'AltaGas aux termes des contrats de travail modifiés et mis à jour après la réalisation de l'arrangement en contrepartie d'une prime de maintien en fonction correspondant à ce qui leur était payable aux termes de leur contrat de service respectif. Les paiements ont été structurés sous forme d'UR et de

quatre versements au comptant égaux sur une période de 21 mois, soit le 31 juillet 2004, le 31 janvier 2005, le 31 juillet 2005 et le 31 janvier 2006.

Le montant total des primes de maintien en fonction payables à chacun des membres de la haute direction désignés correspond aux allocations de retraite qui auraient été payables au membre de la direction désigné aux termes de son contrat de service par suite du changement de contrôle. Le montant total des primes de maintien en fonction, notamment la valeur des UR à la date de l'octroi, payées à chacun des membres de la haute direction désignés s'établissait respectivement comme suit : David W. Cornhill, 1 837 101 $; Patricia M. Newson, 950 490 $; et Dennis A. Dawson, 699 375 $. Les membres de la haute direction désignés devaient être au service d'AltaGas à la date de paiement des versements échelonnés pour recevoir le versement et doivent être au service d'AltaGas le 2 mars 2007 pour recevoir le montant intégral des versements et des UR. Les UR sont assujetties aux critères d'acquisition liés au rendement indiqués à la rubrique « *Rémunération de la direction – Régime d'intéressement à moyen terme* ».

**Octrois d'options d'achat de parts de fiducie et octrois aux termes du RIMT**

À l'exception de ce qui est décrit ci-après, il n'y a eu aucun octroi d'options d'achat de parts de fiducie, de US, de UR ou d'autres droits à un membre de la haute direction désigné. Le tableau suivant décrit certains renseignements concernant les US et les UR émises aux membres de la haute direction désignés aux termes du RIMT au cours de l'exercice terminé le 31 décembre 2007. Aucune option d'achat de parts de fiducie n'a été octroyée aux membres de la haute direction désignés au cours de l'exercice terminé le 31 décembre 2007.

| Nom | Date de l'octroi | Nombre de titres visés par des options /DPVA octroyés | Pourcentage du total des options /DPVA octroyés au personnel au cours de l'exercice | Prix d'exercice ou prix de base ($/titre)[1] | Valeur marchande des titres visés par des options/DPVA à la date de l'octroi ($/titre) | Date d'échéance[2] |
|---|---|---|---|---|---|---|
| David W. Cornhill | 16 avril 2007 | 49 860 UR | 60,17 | - | 25,07 | - |
| | 10 décembre 2007 | 20 000 UR | 23,46 | - | 25,02 | - |
| Richard M. Alexander | 16 avril 2007 | 4 000 UR | 4,83 | - | 25,07 | - |
| | 10 décembre 2007 | 12 000 UR | 14,08 | - | 25,02 | - |
| Kent E. Stout | 16 avril 2007 | 1 500 UR | 1,81 | - | 25,07 | - |
| | 18 septembre 2007 | 1 500 UR | 7,69 | - | 27,27 | - |
| | 10 décembre 2007 | 5 000 UR | 5,87 | - | 25,02 | - |
| Jeffrey F. Perry | 16 avril 2007 | 2 000 UR | 2,41 | - | 25,07 | - |
| | 18 septembre 2007 | 2 000 UR | 10,26 | - | 27,27 | - |
| | 10 décembre 2007 | 4 000 UR | 4,69 | - | 25,02 | - |
| Dennis A. Dawson | 16 avril 2007 | 2 000 UR | 2,41 | - | 25,07 | - |
| | 18 septembre 2007 | 2 000 UR | 10,26 | - | 27,27 | - |
| | 10 décembre 2007 | 5 000 UR | 5,87 | - | 25,02 | - |
| Marshal L. Thompson | 16 avril 2007 | 1 000 UR | 1,21 | - | 25,07 | - |
| Patricia M. Newson | - | - | - | - | - | - |

Notes :

(1) Le prix de base varie en fonction du cours des parts de fiducie sur le marché libre.

(2) Aucune option d'achat de parts de fiducie n'a été octroyée aux membres de la haute direction désignés au cours de l'exercice terminé le 31 décembre 2007. Les US et les UR n'ont pas de date d'expiration. Les US deviendront acquises quant à un tiers par année au cours d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte

de certains niveaux de rendement par AltaGas et la Fiducie au cours de chaque année de la période d'acquisition alors que les UR deviendront acquises à la fin d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte de certains niveaux de rendement par AltaGas et la Fiducie au cours de la période d'acquisition de trois ans. Voir précédemment la rubrique « *Rapport sur la rémunération du personnel et des membres de la haute direction – Politique de rémunération – Régime d'intéressement à moyen terme* ».

(3) Aucune option d'achat de parts de fiducie, aucune US et aucune UR n'ont été octroyées à M[me] Newson pendant l'exercice terminé le 31 décembre 2007.

**Exercices d'options d'achat de parts de fiducie et valeurs à la fin de l'exercice**

Le tableau suivant fait état des exercices totaux d'options d'achat de parts de fiducie par les membres de la haute direction désignés pendant l'exercice terminé le 31 décembre 2007 ainsi que du nombre et de la valeur des options d'achat de parts de fiducie non exercées que détient chacun des membres de la haute direction désignés au 31 décembre 2007.

| Nom | Nombre de titres acquis à l'exercice | Valeur globale réalisée[1] ($) | Nombre d'options non exercées en fin d'exercice pouvant être exercées/ ne pouvant être exercées | Valeur des options dans le cours non exercées à la fin de l'exercice[2] pouvant être exercées/ ne pouvant être exercées ($/$) |
|---|---|---|---|---|
| David W. Cornhill | Néant | Néant | Néant / Néant | Néant / Néant |
| Richard M. Alexander | Néant | Néant | Néant / Néant | Néant / Néant |
| Kent E. Stout | Néant | Néant | Néant / Néant | Néant / Néant |
| Jeffrey F. Perry | Néant | Néant | 15 000 / Néant | 236 850 / Néant |
| Dennis A. Dawson | Néant | Néant | Néant / Néant | Néant / Néant |
| Marshal L. Thompson | Néant | Néant | Néant / Néant | Néant / Néant |
| Patricia M. Newson | Néant | Néant | Néant / Néant | Néant / Néant |

Notes :

(1) Aux fins de calcul de la valeur globale réalisée, le prix d'exercice de chaque option d'achat de parts de fiducie exercée a été soustrait du cours de clôture des parts de fiducie à la TSX le jour où les options d'achat de parts de fiducie ont été exercées, et la valeur résultante a été multipliée par le nombre de parts de fiducie obtenues lors de l'exercice des options d'achat de parts de fiducie. À noter que toutes les parts de fiducie obtenues lors de l'exercice des options d'achat de parts de fiducie n'ont pas nécessairement été vendues, si bien qu'il se peut que, dans les faits, les titulaires d'options n'aient pas réalisé ces valeurs.

(2) Aux fins de calcul des valeurs dans le cours des options d'achat de parts de fiducie, le prix d'exercice de chaque option d'achat de parts de fiducie serait soustrait du cours de clôture des parts de fiducie à la TSX le 31 décembre 2007, le dernier jour de bourse de l'exercice de la Fiducie terminé le 31 décembre 2007, qui était de 26,44 $.

**Régimes de retraite**

Le tableau ci-après fournit une estimation du revenu de retraite combiné d'un membre de la haute direction au titre du RSRD, du régime CD et du REER collectif selon les salaires et les années de service indiqués.

| Rémunération[1] | Années de service validables | | |
|---|---|---|---|
| | 5 | 10 | 15 |
| 200 000 | 20 000 $ | 40 000 $ | 60 000 $ |
| 250 000 | 25 000 $ | 50 000 $ | 75 000 $ |
| 300 000 | 30 000 $ | 60 000 $ | 90 000 $ |
| 350 000 | 35 000 $ | 70 000 $ | 105 000 $ |
| 400 000 | 40 000 $ | 80 000 $ | 120 000 $ |
| 500 000 | 50 000 $ | 100 000 $ | 150 000 $ |
| 600 000 | 60 000 $ | 120 000 $ | 180 000 $ |
| 700 000 | 70 000 $ | 140 000 $ | 210 000 $ |

Note :

(1) Par « rémunération », on entend le salaire annuel, majoré de 50 % de la prime visée.

Les années de services validables des membres de la haute direction désignés et la rente à laquelle ils auront droit sont inscrites ci-après, sous leur nom. La rente a été calculée en fonction de leur salaire maximal moyen actuel et en présumant qu'ils demeureront au service d'AltaGas jusqu'à l'âge de 60 ans.

| **Membres de la haute direction désignés**[1] | David W. Cornhill | Richard M. Alexander | Dennis A. Dawson | Kent E. Stout | Marshal L. Thompson[3] |
|---|---|---|---|---|---|
| Années de services validables jusqu'au 31 décembre 2007 | 11,25 | 1,67 | 7,92 | 6,58 | 3,96 |
| Rente constituée au 31 décembre 2007 et payable à l'âge de 60 ans[2] | 143 300 $ | 12 200 $ | 39 600 $ | 28 900 $ | 19 700 $ |
| Années de services validables à l'âge de 60 ans | 19,42 | 9,33 | 16,50 | 25,83 | 3,96 |
| Prestations annuelles payables à l'âge de 60 ans[2] | 247 400 $ | 68 100 $ | 82 600 $ | 113 300 $ | 19 700 $ |

Notes :

(1) Patricia M. Newson et Jeffrey F. Perry ne sont pas membres du RSRD.

(2) La prestation estimative payable comprend la valeur du droit au régime CD et au REER collectif.

(3) La démission de Marshal L. Thompson a pris effet le 6 juin 2007.

Le calcul des montants indiqués a été effectué selon des hypothèses et méthodes actuarielles qui sont conformes avec celles utilisées pour calculer les engagements du régime et les frais annuels tels qu'ils figurent dans les états financiers d'AltaGas.

Les prestations des régimes du fédéral (Sécurité de la vieillesse et Régime de pensions du Canada) sont en sus des paiements indiqués dans le tableau ci-dessus.

**Régimes d'intéressement à long terme**

À l'exception du RIMT, du régime d'options d'achat de parts de fiducie, du régime d'intéressement à court terme, du régime d'épargne d'achat d'actions des salariés, du REER collectif, du régime CD et du RSRD. AltaGas n'a aucun régime qui prévoit le versement de rémunération ayant pour objet de servir d'intéressement aux membres de la haute direction désignés à l'égard de leur rendement sur une période dépassant un exercice.

**Autre rémunération**

Sauf indication contraire aux présentes, AltaGas n'a versé aucune rémunération supplémentaire aux membres de la haute direction désignés pour l'exercice terminé le 31 décembre 2007.

**Lignes directrices en matière de propriété de parts de fiducie à l'intention des membres de la direction**

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des membres de la direction désignés coïncident avec ceux des porteurs de parts. C'est pourquoi AltaGas a adopté des lignes directrices en matière de propriété de parts de fiducie à l'intention des membres de la direction d'AltaGas le 1er janvier 2004.

Aux termes des lignes directrices, AltaGas s'attend à ce que les personnes qui occupent les postes de direction mentionnés ci-après déploient des efforts raisonnables pour devenir propriétaires du nombre de parts de fiducie visées au cours de la période de cinq ans qui débute le 1er janvier 2004 ou, si elle est postérieure, à la date à laquelle la personne est officiellement nommée au poste de membre de la direction d'AltaGas. Les données sur les propriétés visées et les parts de fiducie détenues relativement aux membres de la haute direction désignés sont en date du 31 décembre 2007.

| **Membre de la direction** | **Propriété visée (nombre de parts de fiducie)** | **Nombre réel de parts de fiducie détenues à la fin de l'exercice (directement et indirectement)**[1] |
|---|---|---|
| David W. Cornhill | 120 000 | 991 732 |

| Membre de la direction | Propriété visée (nombre de parts de fiducie) | Nombre réel de parts de fiducie détenues à la fin de l'exercice (directement et indirectement)[1] |
|---|---|---|
| Président du conseil, président et chef de la direction | | |
| Richard M. Alexander<br>Vice-président directeur, chef de l'exploitation et chef des finances | 30 000 | 20 468 |
| Kent E. Stout<br>Vice-président, Ressources générales | 20 000 | 13 257 |
| Jeffrey F. Perry<br>Vice-président de division, cueillette et traitement sur le terrain | 15 000 | 1 563 |
| Dennis A. Dawson<br>Vice-président, Chef du contentieux et secrétaire général | 20 000 | 89 066 |
| Marshal L. Thompson[2]<br>Ancien premier vice-président, Relations extérieures et risques d'entreprises | 30 000 | 22 800 |
| Patricia M. Newson<br>Première vice-présidente | 30 000 | 308 630 |

Notes :

(1) Aux fins d'application des lignes directrices en matière de propriété de parts de fiducie, les US et les UR non acquises comptent dans le calcul du nombre de parts de fiducie détenues, mais ne sont pas incluses dans les présents totaux. Compte tenu des US et des UR, la plupart des membres de la direction d'AltaGas avaient atteint les niveaux de propriété de parts de fiducie au 31 décembre 2007.

(2) La démission de Marshal L. Thompson a pris effet le 6 juin 2007. Les parts de fiducie détenues par M. Thompson sont données en date de sa démission.

Le nombre de parts de fiducie qui devraient détenir les autres membres de la direction d'AltaGas est de 15 000.

Le comité des ressources humaines révisera périodiquement le nombre de parts de fiducie détenues afin de surveiller les progrès faits par chacun des membres de la direction vers l'atteinte du nombre de parts de fiducie qu'ils devraient détenir et pour les inciter à atteindre ces niveaux et à les maintenir.

## RÉMUNÉRATION DES ADMINISTRATEURS

### Rémunération au comptant

Les membres du conseil d'administration ont droit à une rémunération pour leurs services en qualité d'administrateurs du commandité. Pour l'exercice terminé le 31 décembre 2007, les administrateurs, sauf les administrateurs qui sont également des membres de la haute direction ou du personnel du commandité ou d'AltaGas, ont touché une rémunération annuelle de 34 000 $, majorée d'un jeton de présence de 1 000 $ par réunion du conseil d'administration et du remboursement de leurs frais remboursables engagés dans l'exercice de leurs fonctions d'administrateurs. Le président du conseil d'administration est un membre de la haute direction d'AltaGas et ne touche aucune rémunération additionnelle pour ses services au sein du conseil d'administration. L'administrateur principal touche une rémunération annuelle supplémentaire de 60 000 $ pour la charge de travail supplémentaire associée au rôle d'administrateur principal. Pour l'exercice terminé le 31 décembre 2007, chaque administrateur qui préside l'un des comités du commandité a été rémunéré, le président du comité de vérification ayant reçu une rémunération annuelle supplémentaire de 10 000 $ et le président de chacun des autres comités ayant reçu une rémunération annuelle supplémentaire de 5 000 $. Chaque membre d'un comité touche une rémunération annuelle supplémentaire de 3 000 $ par comité. Chaque administrateur qui est membre d'un des comités du commandité a touché un jeton de présence de 500 $ par réunion.

Le membre du conseil d'administration d'AltaGas qui est également membre de la haute direction d'AltaGas n'a pas droit à une rémunération pour les services rendus à AltaGas en cette qualité. Le membre du

conseil d'administration qui est également membre de la haute direction d'AltaGas sera plutôt rémunéré en sa qualité de membre de la haute direction d'AltaGas.

| | Rémunération de base ($) | Rémunération du président du conseil/d'un comité ($) | Rémunération pour les réunions de comité ($) | Jeton de présence aux réunions du conseil ($) | Jeton de présence aux réunions de comité ($) | Rémunération totale versée ($) |
|---|---|---|---|---|---|---|
| David W. Cornhill | néant | néant | néant | néant | néant | néant |
| Allan L. Edgeworth | 34 000 $ | néant | 6 000 $ | 12 000 $ | 4 500 $ | 56 500 $ |
| Denis C. Fonteyne | 34 000 $ | 5 000 $ | 3 000 $ | 12 000 $ | 3 500 $ | 57 500 $ |
| Daryl H. Gilbert | 34 000 $ | néant | 6 000 $ | 11 000 $ | 4 000 $ | 55 000 $ |
| Robert B. Hodgins | 34 000 $ | 10 000 $ | 3 000 $ | 12 000 $ | 5 000 $ | 64 000 $ |
| Myron F. Kanik | 94 000 $ | 10 000 $ | néant | 12 000 $ | 4 000 $ | 120 000 $ |
| David F. Mackie | 34 000 $ | néant | 6 000 $ | 12 000 $ | 4 000 $ | 56 000 $ |
| M. Neil McCrank(1) | néant | néant | néant | néant | néant | néant |

Note :
(1) M. McCrank a été nommé au conseil d'administration le 10 décembre 2007.

### Rémunération en titres de participation

*Octrois aux termes du régime d'options d'achat de parts de fiducie et aux termes du régime d'intéressement à moyen terme*

Le tableau suivant décrit certains renseignements sur les options d'achat de parts de fiducie, les US et les UR émises aux administrateurs pendant l'exercice terminé le 31 décembre 2007.

| Nom | Date de l'octroi | Nombre de titres visés par des options/ DPVA octroyés | Pourcentage du total des options /DPVA octroyés au personnel au cours de l'exercice | Prix d'exercice ou prix de base ($/titre)(1) | Valeur marchande des titres visés par des options/DPVA à la date de l'octroi ($/titre) | Date d'échéance(2) |
|---|---|---|---|---|---|---|
| Allan L. Edgeworth | 16 avril 2007 | 750 US | 16,67 | - | 25,07 | - |
| | 10 déc. 2007 | 750 US | 14,29 | - | 25,02 | - |
| Denis C. Fonteyne | 16 avril 2007 | 750 US | 16,67 | - | 25,07 | - |
| | 10 déc. 2007 | 750 US | 14,29 | - | 25,02 | - |
| Daryl H. Gilbert | 16 avril 2007 | 750 US | 16,67 | - | 25,07 | - |
| | 10 déc. 2007 | 750 US | 14,29 | - | 25,02 | - |
| Robert B. Hodgins | 16 avril 2007 | 750 US | 16,67 | - | 25,07 | - |
| | 10 déc. 2007 | 750 US | 14,29 | - | 25,02 | - |
| Myron F. Kanik | 16 avril 2007 | 750 US | 16,67 | - | 25,07 | - |
| | 10 déc. 2007 | 750 US | 14,29 | - | 25,02 | - |

| Nom | Date de l'octroi | Nombre de titres visés par des options/ DPVA octroyés | Pourcentage du total des options /DPVA octroyés au personnel au cours de l'exercice | Prix d'exercice ou prix de base ($/titre)[1] | Valeur marchande des titres visés par des options/DPVA à la date de l'octroi ($/titre) | Date d'échéance[2] |
|---|---|---|---|---|---|---|
| David F. Mackie | 16 avril 2007 | 750 US | 16,67 | - | 25,07 | - |
| | 10 déc. 2007 | 750 US | 14,29 | - | 25,02 | - |
| M. Neil McCrank[3] | 10 déc. 2007 | 20 000 options | 6,33 | 25,00 | 25,02 | 10 déc. 2017 |
| | 10 déc. 2007 | 750 US | 14,29 | - | 25,02 | - |

Notes:

(1) Le prix de base varie en fonction du cours des parts de fiducie sur le marché libre.

(2) Les US et les UR n'ont pas de date d'expiration. Les US deviendront acquises quant à un tiers par année au cours d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte de certains niveaux de rendement par AltaGas et la Fiducie au cours de chaque année de la période d'acquisition alors que les UR deviendront acquises à la fin d'une période de trois ans à compter de l'année de l'octroi, sous réserve de l'atteinte de certains niveaux de rendement par AltaGas et la Fiducie au cours de la période d'acquisition de trois ans. Voir précédemment la rubrique « *Rapport sur la rémunération du personnel et des membres de la haute direction – Politique de rémunération – Régime d'intéressement à moyen terme* ».

(3) M. McCrank a été nommé au conseil d'administration le 10 décembre 2007.

Le tableau suivant représente le nombre global de parts de fiducie acquises lors de l'exercice d'options d'achat de parts de fiducie au cours de l'exercice terminé le 31 décembre 2007, le cas échéant, la valeur réalisée lors de cet exercice, le nombre d'options d'achat de parts de fiducie non exercées détenues en fin d'exercice et la valeur en fin d'exercice des options d'achat de parts de fiducie non exercées détenues par des administrateurs indépendants.

| Nom | Titres acquis à l'exercice (nombre) | Valeur globale réalisée[1] ($) | Options non exercées en fin d'exercice pouvant être exercées / ne pouvant pas être exercées (nombre/nombre) | Valeur des options dans le cours non exercées à la fin de l'exercice[2] pouvant être exercées / ne pouvant pas être exercées ($/$) |
|---|---|---|---|---|
| Allan L. Edgeworth | - | - | 21 250/13 750 | 10 437,50/15 612,50 |
| Denis C. Fonteyne | - | - | 11 250/3 750 | -/- |
| Daryl H. Gilbert | - | - | 11 250/3 750 | -/- |
| Robert B. Hodgins | - | - | 21 250/13 750 | 10 437,50/15 612,50 |
| Myron F. Kanik | - | - | 11 250/3 750 | -/- |
| David F. Mackie | - | - | 11 250/3 750 | -/- |
| M. Neil McCrank[3] | - | - | 6 667/13 333 | 9 600,50/19 199,50 |

Notes :

(1) Aux fins de calcul de la valeur globale réalisée, le prix d'exercice de chaque option d'achat de parts de fiducie exercée a été soustrait du cours de clôture des parts de fiducie à la TSX le jour où les options d'achat de parts de fiducie ont été exercées, et la valeur résultante a été multipliée par le nombre de parts de fiducie obtenues lors de l'exercice des options d'achat de parts de fiducie. À noter que toutes les parts de fiducie obtenues lors de l'exercice des options d'achat de parts de fiducie n'ont pas nécessairement été vendues, si bien qu'il se peut que, dans les faits, les titulaires d'options n'aient pas réalisé ces valeurs.

(2) Aux fins de calcul des valeurs dans le cours des options d'achat de parts de fiducie, le prix d'exercice de chaque option d'achat de parts de fiducie serait soustrait du cours de clôture des parts de fiducie à la TSX le 31 décembre 2007, le dernier jour de bourse de l'exercice de la Fiducie terminé le 31 décembre 2007, qui était de 26,44 $.

(3) M. McCrank a été nommé au conseil d'administration le 10 décembre 2007.

Les administrateurs ont limité le pourcentage d'options d'achat de parts de fiducie mises de côté aux fins d'octroi aux administrateurs indépendants à 1,0 % du nombre de parts de fiducie en circulation, y compris les parts échangeables. Le nombre total d'options d'achat de parts de fiducie octroyées à des administrateurs au 31 décembre 2007 équivaut à 0,26 % du nombre de parts de fiducie émises et en circulation, y compris les parts échangeables.

**Rémunération totale**

Le tableau suivant fait état du montant total de rémunération versé à chacun des administrateurs pour l'exercice 2007.

| Nom | Honoraires versés ou gagnés au comptant ($) | Octrois de titres de participation ($)[1][2] | Octrois d'options ($)[1] | Rémunération au titre du régime d'intéressement autre qu'en titres de participations ($) | Changement à la valeur de retraite ($) | Toute autre rémunération ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|
| Allan L. Edgeworth | 56 500 | 10 387 | 36 300 | - | - | - | 103 187 |
| Denis C. Fonteyne | 57 500 | 10 387 | 18 900 | - | - | - | 86 787 |
| Daryl H. Gilbert | 55 000 | 10 387 | 18 900 | - | - | - | 84 287 |
| Robert B. Hodgins | 64 000 | 10 387 | 36 300 | - | - | - | 110 687 |
| Myron F. Kanik | 120 000 | 10 387 | 18 900 | - | - | - | 149 287 |

| Nom | Honoraires versés ou gagnés au comptant ($) | Octrois de titres de participation ($)(1)(2) | Octrois d'options ($)(1) | Rémunération au titre du régime d'intéressement autre qu'en titres de participations ($) | Changement à la valeur de retraite ($) | Toute autre rémunération ($)(3) | Total ($) |
|---|---|---|---|---|---|---|---|
| David F. Mackie | 56 000 | 10 387 | 18 900 | - | - | - | 85 287 |
| M. Neil McCrank(4) | - | 1 010 | 11 200 | - | - | - | 12 210 |

Notes :

(1) Reflète le montant en dollars constaté dans les états financiers pour l'exercice, conformément au chapitre 3870 du Manuel de l'ICCA. Ces montants reflètent les dépenses comptables de la Fiducie pour les octrois et ne correspondent pas à la valeur réelle constaté par l'administrateur. Les hypothèses qui ont servi au calcul des montants sont décrites à la note 2 de nos états financiers consolidés pour l'exercice terminé le 31 décembre 2007 déposés sur SEDAR.

(2) Tient compte des US et des UR émises à chaque administrateur aux termes du RIMT.

(3) Sauf indication contraire aux présentes, la valeur de toute autre rémunération n'était pas supérieure au moindre de ce qui suit : 50 000 $ ou 10 % de la rémunération totale versée à chaque administrateur au cours de l'exercice 2007 ou gagnée par celui-ci.

(4) M. McCrank a été nommé au conseil d'administration le 10 décembre 2007.

### Lignes directrices en matière de propriété de parts de fiducie à l'intention des administrateurs

AltaGas reconnaît l'importance de s'assurer que les intérêts financiers des administrateurs coïncident avec ceux des porteurs de parts. C'est pourquoi AltaGas a adopté des lignes directrices en matière de propriété de parts de fiducie à l'intention de ses administrateurs en août 2006.

Aux termes des lignes directrices, les administrateurs sont encouragés à atteindre le niveau de propriété visée de parts de fiducie, soit trois fois leur rémunération annuelle, au cours d'une période quinquennale commençant le 9 août 2006 ou, si cette date est plus éloignée, à la date de leur nomination officielle à titre d'administrateur d'AltaGas.

| Nom | Propriété visée (nombre de parts de fiducie)(1) | Nombre réel de parts de fiducie et de parts échangeables détenues à la fin de l'exercice(2) |
|---|---|---|
| **Allan L. Edgeworth** | 3 fois la rémunération annuelle | 3 000 |
| **Denis C. Fonteyne** | 3 fois la rémunération annuelle | 36 300 |
| **Daryl H. Gilbert** | 3 fois la rémunération annuelle | 900 |
| **Robert B. Hodgins** | 3 fois la rémunération annuelle | 2 000 |
| **Myron F. Kanik** | 3 fois la rémunération annuelle | 43 960 |
| **David F. Mackie** | 3 fois la rémunération annuelle | 1 055 216 |
| **M. Neil McCrank(3)** | 3 fois la rémunération annuelle | 0 |

Notes :

(1) La rémunération annuelle au 31 décembre 2007 était de 34 000 $. La propriété visée établie en fonction du cours de clôture des parts de fiducie le 31 décembre 2007 à la TSX, soit 26,44 $, correspondra à 3 858 parts de fiducie.

(2) L'information sur les parts de fiducie et les parts échangeables appartenant aux administrateurs comprend les parts de fiducie en propriété véritable directe ou indirecte et les parts de fiducie et les parts échangeables sur lesquelles une emprise ou un contrôle est exercé, et elle a été fournie par chacun des candidats en date du 31 décembre 2007.

(3) M. McCrank a été nommé au conseil d'administration le 10 décembre 2007.

Le comité de gouvernance examine périodiquement les niveaux de propriété des parts de fiducie pour surveiller les progrès que chaque administrateur fait vers l'atteinte du niveau de propriété visée et pour l'encourager à atteindre et à maintenir ce niveau.

**Assurance de la responsabilité civile des administrateurs et des dirigeants**

Une assurance de la responsabilité civile des administrateurs et des dirigeants a été obtenue à l'intention des administrateurs et des dirigeants d'AltaGas et de ses filiales et est assortie d'un montant de garantie globale de 40 000 000 $ par année de police. En vertu de cette garantie, AltaGas se verrait rembourser des paiements d'indemnité effectués pour le compte de ses administrateurs et dirigeants, sous réserve d'une franchise de 500 000 $ par sinistre, qui serait payée par AltaGas. La prime globale versée par AltaGas pour son assurance de la responsabilité civile des administrateurs et des dirigeants au cours de l'exercice terminé le 31 décembre 2007 a été de 174 000 $.

## TITRES AUTORISÉS AUX FINS D'ÉMISSION AUX TERMES DES RÉGIMES DE RÉMUNÉRATION À BASE DE TITRES DE PARTICIPATION

Le tableau suivant donne de l'information sur les régimes de rémunération à base de titres de participation d'AltaGas pour l'exercice terminé le 31 décembre 2007 :

| Catégorie de régime | Nombre de titres qui seront émis à l'exercice d'options, de bons de souscription et de droits en cours (a) | Prix d'exercice moyen pondéré des options, des bons de souscription et des droits en cours (b) | Nombre de titres encore disponibles aux fins d'émission future aux termes des régimes de rémunération à base de titres de participation (à l'exclusion des titres indiqués dans la colonne (a)) (c) |
|---|---|---|---|
| **Régimes de rémunération à base de titres de participation approuvés par les porteurs de titres** | 1 330 400 | 26,34 $ | 4 185 848 |
| **Régimes de rémunération à base de titres de participation non approuvés par les porteurs de titres** | s.o. | s.o. | s.o. |
| **Total** | 1 330 400 | 26,34 $ | 4 185 848 |

## AUTRES QUESTIONS

Le commandité n'a pas connaissance de quelque modification ou autre question dont l'assemblée peut être saisie sauf les questions indiquées dans l'avis de convocation; toutefois, si l'assemblée devait être dûment saisie d'une autre question, les droits de vote représentés par la procuration ci-jointe seront exercés selon le bon jugement de la ou des personnes qui y sont désignées fondées de pouvoir.

AltaGas fournit gratuitement, si on lui en fait la demande, un exemplaire de la notice annuelle de la Fiducie, et de tout document ou des pages pertinentes de tout document qui y sont intégrés par renvoi, des derniers états financiers annuels comparatifs déposés de la Fiducie, et du rapport des vérificateurs s'y rapportant, du dernier rapport de gestion annuel et des états financiers intermédiaires de la Fiducie qui ont été déposés ultérieurement, et du rapport de gestion intermédiaire s'y rapportant. Les renseignements financiers se trouvent dans les états financiers comparatifs et le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2007.

On peut également obtenir de l'information supplémentaire concernant le commandité, AltaGas et la Fiducie dans le profil de la Fiducie sur SEDAR au www.sedar.com.

FAIT le 6 mars 2008.

## ANNEXE A
## ÉNONCÉ DES PRATIQUES EN MATIÈRE DE GOUVERNANCE DU COMMANDITÉ

Le tableau suivant présente les exigences en matière d'information sur la gouvernance prescrites par l'Annexe 58-101A1 ainsi que l'approche du commandité en matière de gouvernance. De plus, s'il y a lieu, le tableau fait état des exigences prescrites par le Règlement 52-110 et de la conformité du commandité avec cette norme. Le conseil d'administration estime que les politiques et pratiques en matière de gouvernance du commandité sont conformes en tous points aux exigences du Règlement 52-110 et de l'IG 58-101 et aux lignes directrices de l'IG 58-201.

| *1. Conseil d'administration* | |
|---|---|
| **a.** | **Donner la liste des administrateurs qui sont indépendants.**<br>Administrateurs indépendants :<br>Allan L. Edgeworth — Denis C. Fonteyne<br>Daryl H. Gilbert — Robert B. Hodgins<br>Myron F. Kanik — David F. Mackie<br>M. Neil McCrank<br>Cette information est également présentée ci-dessus sous la rubrique « *Points à l'ordre du jour à l'assemblée – Élection des administrateurs* ». |
| **b.** | **Donner la liste des administrateurs qui ne sont pas indépendants et indiquer le fondement de cette conclusion.**<br>David W. Cornhill, en qualité de chef de la direction du commandité et d'AltaGas et membre de la direction, n'est pas considéré comme indépendant. |
| **c.** | **Indiquer si la majorité des administrateurs sont indépendants ou non.**<br>La majorité des administrateurs, soit sept sur huit, sont indépendants au sens de l'IG 58-201. |
| **d.** | **Donner la liste des administrateurs qui siègent au conseil d'autres entités ouvertes.**<br>David W. Cornhill : AltaGas Utility Group Inc.<br>Allan L. Edgeworth : Emera Inc.; Pembina Pipeline Corporation<br>Denis C. Fonteyne : Aucune<br>Daryl H. Gilbert : Crocotta Energy Inc.; Falcon Oil & Gas Ltd.; Globel Direct, inc.; Kereco Energy Ltd.; MGM Energy Corp.; Nexstar Energy Ltd.; Penn West Petroleum Ltd.; Qwest Energy Corp. (et les entités liées); Qwest Investment Management Corp. (et les entités liées); Seaview Energy Inc.; Zedi Inc.<br>Robert B. Hodgins : Enerflex Systems Ltd.; EnerMark Inc.; Fairborne Energy Ltd.; MGM Energy Corp. |

| | | |
|---|---|---|
| | Myron F. Kanik<br>David F. Mackie<br>M. Neil McCrank | Pembina Pipeline Corporation<br>Aucune<br>Aucune |
| e. | **Indiquer si les administrateurs indépendants tiennent ou non des réunions périodiques hors de la présence des administrateurs non indépendants et des membres de la direction. Dans l'affirmative, indiquer le nombre de réunions tenues au cours du dernier exercice de l'émetteur. Dans la négative, décrire ce que fait le conseil d'administration pour favoriser la libre discussion entre les administrateurs indépendants.**<br><br>En 2007, les administrateurs indépendants ont tenu six (6) réunions prévues auxquelles l'administrateur non indépendant et la direction n'étaient pas présents. | |
| f. | **Indiquer si le président du conseil est un administrateur indépendant ou non. Si le conseil d'administration a un président ou un administrateur principal qui est un administrateur indépendant, donner le nom du président indépendant ou de l'administrateur principal indépendant et exposer son rôle et ses responsabilités.**<br><br>David W. Cornhill est président du conseil d'administration et chef de la direction du commandité et d'AltaGas et n'est pas considéré comme un administrateur indépendant.<br><br>Pour s'assurer que le conseil d'administration puisse exercer ses activités indépendamment de la direction, le conseil d'administration a désigné M. Myron F. Kanik, un administrateur indépendant, à titre d'administrateur principal. M. Kanik agit comme président du conseil d'administration aux réunions auxquelles ne participent pas l'administrateur non indépendant et la direction. La responsabilité d'administrer la relation entre le conseil d'administration et la direction a été confiée au comité de gouvernance. M. Kanik préside également le comité de gouvernance.<br><br>Voir l'exposé sur le comité de gouvernance ci-après. | |
| g. | **Fournir un relevé des présences de chaque administrateur aux réunions du conseil depuis la date d'ouverture du dernier exercice de l'émetteur.**<br><br>Voir la description du relevé des présences présentée ci-dessus sous la rubrique « Élection des administrateurs ». | |
| *2. Mandat du conseil* | | |
| a. | Le conseil d'administration a le mandat suivant :<br><br>CONSTITUTION<br><br>Le conseil d'administration d'AltaGas General Partner Inc. (le « commandité ») a été constitué conformément aux statuts et aux règlements administratifs de la société, dans leur version éventuellement modifiée et conformément à la *Loi canadienne sur les sociétés par actions* (la « Loi »), dans sa version éventuellement modifiée.<br><br>Aux termes de la convention de délégation intervenue le 1er mai 2004 entre AltaGas Income Trust (la « Fiducie »), le commandité et le fiduciaire (la « convention de délégation »), le conseil d'administration du commandité s'est vu confier la gestion de l'entreprise et des affaires de la Fiducie.<br><br>De plus, aux termes d'une convention unanime des actionnaires intervenue le 1er mai 2004 entre le commandité, AltaGas Holding Limited Partnership No. 1, AltaGas Holding Limited Partnership No. 2 et AltaGas Ltd. (« AltaGas ») (la « convention unanime des actionnaires »), AltaGas a accordé au commandité le pouvoir, entre autres, des administrateurs d'AltaGas de nommer les membres de la haute direction d'AltaGas et de gérer l'entreprise ou les affaires d'AltaGas ou d'en superviser la gestion.<br><br>MEMBRES ET ORGANISATION<br><br>Les statuts de la société prévoient qu'il doit y avoir au moins un et au plus neuf administrateurs. De plus, les statuts stipulent que les administrateurs peuvent nommer un ou plusieurs administrateurs qui demeurent en poste jusqu'à la prochaine assemblée annuelle des porteurs de parts pour autant que le nombre total d'administrateurs ainsi nommés ne dépasse pas le tiers du nombre | |

d'administrateurs élus à la dernière assemblée annuelle des porteurs de parts.

Les candidatures aux postes d'administrateur sont conformes aux statuts et aux règlements administratifs de la société et de la Loi. Le comité de gouvernance du conseil d'administration examine et approuve initialement les candidats aux postes d'administrateur, qui sont ensuite approuvés par le conseil d'administration au complet, puis élus tous les ans par le fiduciaire suivant les directives des porteurs de parts.

Le conseil d'administration doit être composé d'une majorité de membres que le conseil d'administration a déterminé comme étant indépendants. Un administrateur est indépendant s'il n'a aucun lien avec la Fiducie, le commandité ou AltaGas qui, de l'avis du conseil d'administration pourrait l'empêcher raisonnablement d'exercer son jugement en toute indépendance.

Le conseil d'administration peut déléguer une partie de ses responsabilités à ses comités. Les responsabilités des comités seront décrites dans le mandat de chaque comité, ainsi que le détermine le conseil d'administration.

RÉUNIONS

A. Le conseil d'administration se réunit aux moments et aux endroits fixés par le conseil d'administration, ou selon les exigences des statuts ou de la Loi. De plus, le conseil d'administration se réunit à la demande du président du conseil, de l'administrateur principal, de tout dirigeant du commandité ou d'AltaGas ou de tout administrateur ou tel qu'il est prescrit par les règlements administratifs.

B. L'avis de convocation à chaque réunion du conseil d'administration ainsi que la date et l'endroit de la tenue de la réunion doivent être donnés à chaque administrateur au moins 48 heures à l'avance lorsque la réunion a lieu conformément aux règlements administratifs ou à la Loi.

C. Le quorum des administrateurs à toute réunion pour les délibérations est celui précisé dans les règlements administratifs.

D. Le conseil d'administration se réunit au moins une fois par année pour examiner la planification stratégique et à long terme de la Fiducie.

E. Les administrateurs indépendants se réunissent périodiquement en l'absence de la direction et des administrateurs non indépendants.

FONCTIONS ET RESPONSABILITÉS

A. Le conseil d'administration a un pouvoir plénier. Toute responsabilité qui n'est pas déléguée à la direction ou à un comité du conseil d'administration incombe au conseil d'administration.

B. Le conseil d'administration, conformément aux statuts, aux règlements administratifs et à la Loi, accomplit son mandat et exerce son pouvoir général de gestion ou de surveillance de la gestion de l'entreprise et des affaires de la Fiducie, du commandité et d'AltaGas et est chargé de la direction générale de la Fiducie, du commandité et d'AltaGas.

C. Lorsqu'il exerce ses fonctions et pouvoirs généraux et qu'il remplit son mandat, le conseil d'administration supervise l'élaboration, l'adoption et la mise en application des stratégies et des plans de la Fiducie. Outre ses fonctions et pouvoirs généraux, le conseil doit faire ce qui suit :

    1. établir un code d'éthique commerciale, promouvoir une culture d'éthique commerciale à l'échelle de l'organisation et s'assurer que les administrateurs, dirigeants et salariés de la Fiducie et de ses filiales adhèrent à ce code;

    2. participer chaque année au processus de planification stratégique de la Fiducie, y compris examiner les occasions qui se présentent à la Fiducie et à ses filiales et les risques inhérents à leur entreprise;

    3. cerner et comprendre les principaux risques associés à l'entreprise de la Fiducie et examiner et approuver la mise en œuvre de systèmes visant à gérer ces risques;

    4. surveiller le perfectionnement professionnel et la planification de la relève de la direction au moyen du comité des ressources humaines et de la rémunération;

5. établir des politiques de communication avec les porteurs de parts et des tiers et des politiques de traitement des commentaires provenant des porteurs de parts et de tiers;

6. passer en revue l'efficacité des systèmes d'information de gestion et de contrôle interne de la Fiducie;7. élaborer l'approche de la Fiducie en matière de gouvernance par l'intermédiaire du comité de gouvernance du conseil d'administration;

8. examiner de façon générale les résultats d'exploitation de la Fiducie, notamment l'évaluation du rendement général et précis de la direction.

D. Le conseil d'administration est chargé d'établir des politiques qui assurent une communication efficace, en temps opportun et non sélective entre la Fiducie, ses porteurs de parts, les personnes intéressées et le public investisseur. Le conseil d'administration ou le comité approprié de celui-ci, examinera et approuvera le contenu des communications importantes de la Fiducie aux porteurs de parts et au public investisseur, notamment les rapports trimestriels et annuels, la circulaire d'information, la notice annuelle et tout prospectus qui peuvent être publiés. Le conseil d'administration établira des politiques visant à traiter les communications reçues des porteurs de parts, de personnes intéressées et du public.

E. Le conseil d'administration doit définir le mandat, les rôles et les responsabilités de ses comités et du président de chaque comité ainsi qu'établir les responsabilités du président du conseil, de l'administrateur principal, du président et chef de la direction et de la direction.

**Exposé**

Le mandat du conseil d'administration aux termes de la *Loi canadienne sur les sociétés par actions* (la « **LCSA** ») consiste généralement à gérer l'entreprise et les affaires du commandité ou à en superviser la gestion. Aux termes de la convention unanime des actionnaires, le conseil d'administration a également joué ce rôle relativement à AltaGas.

Le conseil d'administration se réunit une fois par année pour examiner en profondeur et approuver le budget et le plan de la Fiducie à l'égard de la Fiducie et des membres de son groupe pour l'année suivante. Le conseil d'administration a également prévu la tenue d'une réunion annuelle afin d'examiner en profondeur et d'approuver le plan stratégique global de la Fiducie et des membres de son groupe. La direction fournit régulièrement au conseil d'administration des études opérationnelles sur les activités de la Fiducie et des membres de son groupe. Dans le cadre de ces études, le conseil d'administration expose son point de vue sur les diverses questions de planification stratégique et cerne les risques liés à l'entreprise et autres risques associés aux activités de la Fiducie et des membres de son groupe, selon ce qu'il juge approprié.

Le conseil d'administration doit constamment avoir une bonne compréhension des principaux risques associés à l'entreprise de la Fiducie et des membres de son groupe et la direction doit s'assurer que le conseil d'administration et ses comités soient tenus au courant de l'évolution de ces risques en temps opportun.

Le conseil d'administration considère que certaines décisions sont suffisamment importantes pour que la direction lui demande son approbation au préalable. Ces décisions comprennent notamment l'approbation des budgets d'exploitation et d'immobilisations annuels ainsi que les modifications importantes de ces budgets ou les dérogations à ceux-ci; l'acquisition ou la vente d'actifs importants, notamment les engagements importants avec des partenaires du secteur d'activités; les opérations importantes de financement par titres de participation ou titres d'emprunt; le remaniement de la direction; toutes les questions prescrites par la déclaration de fiducie ou la LSCA; et toute modification importante des objectifs, des buts et des objectifs commerciaux.

| 3. *Descriptions de poste* | |
|---|---|
| **a.** | **Indiquer si le conseil d'administration a établi ou non une description de poste écrite pour les postes de président du conseil et de président de chaque comité du conseil. S'il ne l'a pas fait, indiquer brièvement comment il définit le rôle et les responsabilités correspondant à chacun de ces postes.**<br><br>Le conseil d'administration a établi des mandats écrits pour le conseil d'administration et chacun des comités suivants : le comité de vérification, le comité de gouvernance, le comité des ressources humaines et de la rémunération et le comité de l'environnement, de la santé et de la sécurité au travail, qui décrivent les rôles et les responsabilités du conseil et de chacun des comités. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le chef de la direction et la direction. |
| **b.** | **Indiquer si le conseil d'administration et le chef de la direction ont établi ou non une description de poste écrite pour le poste de chef de la direction. S'ils ne l'ont pas fait, indiquer brièvement comment le conseil définit le rôle et les responsabilités du chef de la direction.**<br><br>Le conseil d'administration a élaboré et tient à jour une description de poste pour le chef de la direction (suivant les exigences imposées par la déclaration de Fiducie, la LCSA et les règlements administratifs d'AltaGas), qui comprend les limites des responsabilités de la direction. Le mandat du comité de gouvernance comprend l'examen de la description des fonctions des administrateurs et la répartition des fonctions entre les administrateurs, le président du conseil, l'administrateur principal, le chef de la direction et la direction.<br><br>En passant en revue le plan stratégique et le budget annuels, ou d'une autre façon s'il y a lieu, le conseil d'administration élabore des objectifs commerciaux dont le chef de la direction est responsable. Le comité des ressources humaines et de la rémunération évalue le chef de la direction en regard de ces objectifs et informe le conseil d'administration des résultats de l'évaluation. |
| 4. *Orientation et formation continue* | |
| **a.** | **Indiquer brièvement les mesures prises par le conseil d'administration pour orienter les nouveaux administrateurs en ce qui concerne :**<br>**(i) le rôle du conseil, de ses comités et des administrateurs,**<br>**(ii) la nature et le fonctionnement de l'entreprise de l'émetteur.**<br><br>Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des nouveaux administrateurs.<br><br>Le commandité n'offre pas de programme de formation officiel aux nouveaux administrateurs; toutefois, des réunions sont organisées avec l'administrateur principal, le président du conseil, le chef de la direction, le chef de l'exploitation, le chef des finances, le vice-président, chef du contentieux et secrétaire général et d'autres membres de la direction pour discuter du rôle du conseil d'administration, de ses comités et administrateurs, ainsi que la nature et l'exploitation de l'entreprise d'AltaGas. De plus, le commandité offre des séances d'information et d'orientation à chaque administrateur qui le demande. |
| **b.** | **Indiquer brièvement les mesures prises par le conseil d'administration, le cas échéant, pour assurer la formation continue des administrateurs.**<br><br>Le comité de gouvernance doit élaborer les documents et les programmes officiels d'orientation, de perfectionnement et de formation à l'intention des administrateurs. La formation continue de tous les administrateurs est offerte lorsqu'un besoin est relevé ou en fonction des données fournies par chaque administrateur dans le cadre du processus d'évaluation. |

| *5. Éthique commerciale* | |
|---|---|
| **a.** | **Indiquer si le conseil d'administration a adopté ou non un code écrit à l'intention des dirigeants et des salariés. Dans l'affirmative :**<br>**(i) indiquer comment une personne peut en obtenir le texte,**<br>**(ii) décrire de quelle façon le conseil veille au respect du code; s'il n'y veille pas, expliquer s'il s'assure du respect du code et de quelle façon,**<br>**(iii) faire un renvoi à toutes les déclarations de changement important déposées au cours du dernier exercice et se rapportant à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code.**<br>Le conseil d'administration a adopté un code d'éthique commerciale.<br>Le public peut se procurer un exemplaire du code d'éthique commerciale sur le site Web de SEDAR au www.sedar.com, sur le site Web de la Fiducie au www.altagas.ca ou en présentant une demande au vice-président, chef du contentieux et secrétaire général.<br>Le conseil d'administration surveille la conformité avec le code d'éthique commerciale au moyen de rapports de la direction aux comités du conseil chargé des divers aspects de ce code. De plus, la Fiducie a établi une ligne d'aide pour les fournisseurs de services tiers et un site Web pour les plaintes. Les plaintes formulées à un fournisseur de services tiers sont transmises au président du comité de vérification. Les salariés sont tenus d'attester annuellement par leur signature leur compréhension du code d'éthique commerciale.<br>Aucune déclaration de changement important n'a été déposée depuis le début du dernier exercice terminé de la Fiducie qui se rapporte à la conduite d'un administrateur ou d'un membre de la haute direction qui constitue un manquement au code d'éthique commerciale. |
| **b.** | **Décrire les mesures prises par le conseil d'administration pour garantir l'exercice d'un jugement indépendant par les administrateurs lors de l'examen des opérations et des contrats dans lesquels un administrateur ou un membre de la haute direction a un intérêt important.**<br>Tout administrateur qui a un intérêt important dans une opération ou un contrat à l'étude par le conseil d'administration est tenu de déclarer le conflit en question et de ne pas participer à la réunion du conseil d'administration au cours de laquelle cette opération ou ce contrat est examiné et s'abstenir de voter à leur égard.<br>Les membres de la haute direction doivent divulguer tout intérêt important qu'ils ont dans une opération ou un contrat qui est à l'étude par le conseil d'administration et ils ne participent pas à la réunion du conseil d'administration au cours de laquelle l'opération en question est examinée. |
| **c.** | **Indiquer les autres mesures prises par le conseil d'administration pour encourager et promouvoir une culture d'éthique commerciale.**<br>Le comité de gouvernance doit élaborer la gouvernance générale de la Fiducie, soit une évaluation permanente des questions de gouvernance, et formuler des recommandations au conseil d'administration concernant l'approche du commandité envers la gouvernance. Le mandat du comité de gouvernance comprend notamment l'examen de l'approche du commandité en matière de conduite éthique commerciale tel qu'il est indiqué dans le code d'éthique commerciale et la formulation de recommandations au conseil d'administration à cet égard. |
| *6. Sélection des candidats au conseil d'administration* | |
| **a.** | **Indiquer la procédure suivie pour trouver de nouveaux candidats au conseil d'administration.**<br>Le mandat du comité de gouvernance comprend notamment la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants d'administrateurs ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les qualifications des nouveaux candidats au conseil d'administration sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration. |

| | |
|---|---|
| **b.** | **Indiquer si le conseil d'administration a ou non un comité des candidatures composé uniquement d'administrateurs indépendants.**<br>Le comité de gouvernance est actuellement composé de MM. Robert B. Hodgins, Myron F. Kanik et David F. Mackie, qui sont tous des administrateurs indépendants. M. Myron F. Kanik préside le comité et est l'administrateur principal. |
| **c.** | **Si le conseil d'administration a un comité des candidatures, exposer ses responsabilités, ses pouvoirs et son fonctionnement.**<br>Le mandat du comité de gouvernance comprend la recommandation des administrateurs au conseil d'administration pour pourvoir les postes vacants du conseil ou des candidats aux postes d'administrateur qui seront élus par le fiduciaire, suivant les directives des porteurs de parts. Les compétences et les aptitudes des membres du conseil dans son ensemble sont examinées par le comité de gouvernance qui évalue les candidats éventuels. Les qualifications des nouveaux candidats aux postes d'administrateur sont passées en revue par le comité de gouvernance suivant les critères établis par le conseil d'administration.<br>Le mandat du comité de gouvernance comprend aussi l'examen de la taille du conseil d'administration et des pratiques visant à mesurer le rendement et la formulation de recommandations à cet égard. Suivant ces recommandations, le conseil d'administration évalue sa taille chaque année lorsqu'il examine le nombre d'administrateurs qui seront recommandés aux porteurs de parts afin d'être élus à l'assemblée annuelle des porteurs de parts, en tenant compte du nombre nécessaire d'administrateurs pour que le conseil d'administration s'acquitte de ses fonctions efficacement et maintienne une diversité sur le plan des opinions, des aptitudes et de l'expérience. |
| ***7. Rémunération*** | |
| **a.** | **Indiquer la procédure en vertu de laquelle le conseil d'administration fixe la rémunération des administrateurs et des dirigeants de l'émetteur.**<br>Voir l'exposé présenté sous la rubrique « Rapport sur la rémunération du personnel et des membres de la haute direction » dans la circulaire d'information. |
| **b.** | **Indiquer si le conseil d'administration a ou non un comité de la rémunération composé uniquement d'administrateurs indépendants.**<br>Le comité des ressources humaines et de la rémunération est actuellement composé de M. Denis C. Fonteyne, Daryl H. Gilbert, Myron F. Kanik et David F. Mackie, qui sont tous des administrateurs indépendants. M. Myron F. Kanik préside le comité. |
| **c.** | **Si le conseil d'administration a un comité de la rémunération, exposer ses responsabilités, ses pouvoirs et son fonctionnement**<br>Le mandat du comité des ressources humaines et de la rémunération comprend l'examen et l'approbation des objectifs et des buts commerciaux pertinents à la rémunération du chef de la direction, l'évaluation du chef de la direction en regard de ces buts et objectifs et la formulation de recommandations au conseil d'administration relativement à la rémunération du chef de la direction suivant cette évaluation, l'élaboration de politiques appropriées en matière de rémunération pour les autres dirigeants d'AltaGas et l'évaluation du rendement de la haute direction. Le comité des ressources humaines et de la rémunération passe en revue l'information concernant la rémunération de la direction avant qu'elle ne soit rendue publique. |
| **d.** | **Si, au cours du dernier exercice de l'émetteur, les services d'un consultant ou conseiller spécialisé en rémunération ont été retenus pour aider à fixer la rémunération de dirigeants de l'émetteur, indiquer l'identité du consultant ou conseiller et exposer les grandes lignes de son mandat. Si le consultant au conseiller a été engagé afin d'effectuer d'autres tâches pour le compte de l'émetteur, l'indiquer et décrire brièvement la nature du travail.**<br>AltaGas a retenu les services de Mercer Human Resource Consulting (« **Mercer** ») avec le mandat précis de l'aider à fixer la rémunération des dirigeants d'AltaGas au cours du dernier exercice terminé. Cette aide consistait à concevoir un groupe de comparaison aux fins de l'examen de la rémunération et à fournir des données de référence. Mercer a touché des honoraires de 34 784 $ pour ce travail.<br>Outre ce mandat, Mercer fournit à AltaGas (par l'intermédiaire d'un autre secteur d'activités) des services généraux de consultation en matière d'avantages sociaux ou de rémunération aux salariés. |

| | |
|---|---|
| *8. Autres comités du conseil* | |
| a. | **Si le conseil d'administration a d'autres comités permanents, outre le comité de vérification, le comité des candidatures et le comité de la rémunération, donner la liste des comités et leur fonction.**<br><br>Outre le comité de vérification, le comité de gouvernance et le comité des ressources humaines et de la rémunération, le conseil d'administration du commandité a établi le comité de l'environnement, de la santé et de la sécurité au travail, qui surveille les politiques, pratiques et procédures relativement à l'environnement, à la santé et à la sécurité des membres du groupe de la Fiducie, dont AltaGas et ses filiales, et formule des recommandations à cet égard. Le comité a établi un système de gestion des risques environnementaux et surveille son fonctionnement au moyen de rapports périodiques.<br><br>Le comité de l'environnement, de la santé et de la sécurité au travail est actuellement composé de MM. David W. Cornhill, Allan L. Edgeworth et Denis C. Fonteyne, MM. Edgeworth et Fonteyne étant des administrateurs indépendants. M. Denis C. Fonteyne préside le comité. |
| ***9. Évaluation*** | |
| a. | **Indiquer si le conseil d'administration, les comités du conseil et chaque administrateur sont soumis ou non à une évaluation régulière de leur efficacité et de leur apport. Dans l'affirmative, exposer la procédure d'évaluation.**<br><br>Le mandat du comité de gouvernance comprend aussi l'établissement de pratiques appropriées visant à mesurer le rendement et à examiner le rendement du conseil d'administration, des comités du conseil d'administration et de chaque administrateur.<br><br>Chaque année, le comité de gouvernance évalue officiellement l'efficacité du conseil d'administration et de chacun de ses membres ainsi que de chacun de ses comités au moyen d'une autoévaluation et d'un questionnaire d'enquête. Dans le cadre de l'évaluation officielle, les administrateurs sont invités à formuler des commentaires quant aux domaines où le conseil d'administration pourrait être plus efficace et à la façon dont cette efficacité pourrait être améliorée, ainsi qu'aux domaines où des séances d'information supplémentaires seraient appropriées. Le comité de gouvernance passe en revue les résultats du questionnaire d'évaluation annuelle et soumet le fruit de cet exercice au conseil d'administration aux fins d'examen. |
| ***Compétences financières en vertu du Règlement 52-110*** | |
| **Exigence du Règlement 52-110** | **Le comité de vérification doit avoir au moins trois membres, dont chacun doit être « indépendant » et posséder des « compétences financières ».** |
| **Le commandité respecte-t-il cette exigence ?** | Oui. |
| **Description de l'approche** | La LCSA, soit la loi qui régit le commandité, stipule que le comité de vérification du commandité doit être composé d'au moins trois administrateurs dont la majorité ne sont pas des dirigeants ou des salariés du commandité ou d'un membre de son groupe, notamment AltaGas. Le comité de vérification se conforme à cette exigence et aux exigences du Règlement 52-110.<br><br>Tous les membres du comité de vérification possèdent des « compétences financières » et MM. Allan L. Edgeworth, Daryl H. Gilbert et Robert B. Hodgins ont une expertise comptable ou autre expertise financière connexe, selon les critères établis par le conseil d'administration conformément au Règlement 52-110. Le conseil d'administration a adopté la définition de « compétences financières » présentée dans le Règlement 52-110.[1] |

[1] Le Règlement 52-110 définit les « compétences financières » comme étant la capacité de lire et de comprendre un jeu d'états financiers qui présentent des questions comptables d'une ampleur et d'un degré de complexité comparables, dans l'ensemble, à celles dont on peut raisonnablement croire qu'elles seront soulevées lors de la lecture des états financiers de la Fiducie.

| | |
|---|---|
| | Le comité d'administration a élaboré le mandat écrit qui énonce les rôles et responsabilités du comité de vérification et qui aide les membres de ce comité à s'acquitter de leurs fonctions. Ce mandat est passé en revue annuellement par le comité de vérification. Celui-ci examine les états financiers intermédiaires et annuels de la Fiducie et formule des recommandations au conseil d'administration à cet égard. Le comité de vérification examine aussi la nature et la portée de la vérification annuelle telle qu'elle a été proposée par les vérificateurs et la direction, et le caractère suffisant des systèmes et procédures de contrôle comptable interne au sein de la Fiducie et des membres de son groupe. Le comité de vérification doit s'assurer que la direction a mis en œuvre un système efficace de contrôle interne et qu'elle fait rapport sur le contrôle interne.<br>Le comité de vérification rencontre régulièrement les vérificateurs de la Fiducie, indépendamment de la direction, et a des voies de communication directes avec les vérificateurs internes et externes de la Fiducie afin de discuter et d'examiner des questions précises jugées appropriées. |
| *Charte du comité de vérification* | |
| **Exigence du Règlement 52-110** | **Le comité de vérification doit avoir une charte écrite qui énonce son mandat et ses responsabilités.** |
| **Le commandité respecte-t-il cette exigence ?** | Oui. |
| **Description de l'approche** | Le comité de vérification a mis en place une charte. Voir la notice annuelle de la Fiducie pour l'exercice terminé le 31 décembre 2007 pour obtenir le texte de la charte. |

SEC File # 82-34911

# ALTAGAS INCOME TRUST

## Notice annuelle

Pour l'exercice terminé le 31 décembre 2007

Le 11 mars 2008



AltaGas

Well connected

## TABLE DES MATIÈRES

Sauf indication contraire, le terme « dollars » désigne des dollars canadiens dans la présente notice annuelle.

## INFORMATION PROSPECTIVE

La présente notice annuelle contient des énoncés prospectifs. Lorsqu'ils sont utilisés dans la présente notice annuelle et dans les documents y étant intégrés par renvoi, les verbes « pouvoir », « devoir », « compter », « prévoir », « s'attendre à », « croire », « chercher à », « se proposer de », « estimer » éventuellement employés au futur ou au conditionnel et autres expressions semblables, en ce qui concerne la Fiducie ou un membre de son groupe, sont censés signaler des énoncés prospectifs. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs pouvant faire en sorte que les résultats ou les événements réels diffèrent considérablement de ceux qu'ils prévoient. Ils font état du point de vue actuel de la Fiducie en ce qui a trait à des événements futurs d'après certains facteurs et hypothèses déterminants, notamment la croissance, les résultats d'exploitation, la performance, les projets commerciaux et les débouchés prévus, et sont exposés à certains risques et incertitudes, notamment ceux décrits dans la présente notice annuelle à la rubrique « Facteurs de risque ». Bien des facteurs pourraient entraîner un écart entre les résultats, la performance ou les réalisations réels de la Fiducie et ceux décrits dans la présente notice annuelle, notamment des changements sur le marché, la concurrence, des faits nouveaux d'ordre gouvernemental ou dans la réglementation et la conjoncture économique en général. Si un ou plusieurs de ces risques ou incertitudes se concrétisaient ou si des hypothèses sous-jacentes aux énoncés prospectifs se révélaient inexactes, les résultats réels pourraient différer considérablement de ceux décrits dans la présente notice annuelle comme escomptés, prévus, recherchés, proposés, envisagés ou attendus, et il ne faut pas accorder une confiance excessive aux énoncés prospectifs inclus dans la présente notice annuelle. Ces énoncés sont formulés uniquement en date de la présente notice annuelle. La Fiducie n'a pas l'intention de les mettre à jour et n'y est pas tenue, sauf exigence de la loi. Les énoncés prospectifs contenus dans la présente notice annuelle et les documents y étant intégrés par renvoi sont présentés expressément sous réserve du présent avertissement.

L'information financière prospective contenue dans la présente notice annuelle concernant les résultats d'exploitation, la situation financière ou les flux de trésorerie prospectifs est fondée sur des hypothèses à propos d'événements futurs, notamment la conjoncture et les plans d'action proposés, lesquelles sont fondées sur l'évaluation par la direction des renseignements pertinents actuellement disponibles. Les lecteurs sont priés de noter que cette information financière prospective contenue dans la présente notice annuelle ne devrait pas être utilisée à des fins autres que celles pour lesquelles elle est communiquée aux présentes.

## GLOSSAIRE

Sauf indication contraire du contexte, les définitions ci-après s'appliquent à la présente notice annuelle. Les termes « **convention** » et « **contrat** », au singulier ou au pluriel, désignent les conventions et les contrats éventuellement modifiés, complétés ou mis à jour.

« **AESO** » L'Alberta Electric System Operator.

« **AltaGas** » AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership et les autres membres en exploitation du groupe de la Fiducie.

« **AltaGas LP1** » AltaGas Holding Limited Partnership No. 1.

« **AltaGas LP2** » AltaGas Holding Limited Partnership No. 2.

« **AltaGas Services** » ou « **ASI** » AltaGas Services Inc., remplacée par AltaGas Ltd. par voie de fusion.

« **arrangement** » L'arrangement, aux termes de l'article 192 de la LCSA, qui vise entre autres AltaGas Services, la Fiducie, le Holding Trust, le commandité, AltaGas LP1 et AltaGas LP2 et aux termes duquel les activités d'AltaGas Services ont été restructurées en une fiducie de revenu à compter du 1er mai 2004.

« **ASTC Partnership** » ou « **ASTC** » ASTC Power Partnership.

« **b** » Baril d'éthane ou de LGN en réservoirs de stockage, le volume de LGN étant exprimé en barils de 42 gallons américains ou de 34,972 gallons impériaux.

« **b/j** » Baril par jour.

« **Balancing Pool** » L'organisme gouvernemental albertain établi pour gérer les EAE invendues à la suite de la vente aux enchères initiale d'EAE et servant à limiter la responsabilité découlant des EAE.

« **billets du Holding Trust** » Les billets subordonnés non garantis émis aux termes de la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust ».

« **BMWLP** » Bear Mountain Wind Limited Partnership, société en commandite formée sous le régime des lois de la Colombie-Britannique.

« **Boston Bar Partnership** » Boston Bar Limited Partnership.

« **BPA** » Le Balancing Pool Administrator.

« **BSOC** » Le bassin sédimentaire de l'Ouest canadien.

« **comité** » Le comité de vérification du conseil d'administration.

« **commandité** » AltaGas General Partner Inc., filiale en propriété exclusive directe de la Fiducie et commandité d'AltaGas LP1, d'AltaGas LP2, d'AltaGas Limited Partnership, de PremStar et d'ECNG Energy.

« **complexe Harmattan** » L'usine d'extraction de gaz naturel Harmattan et les installations connexes.

« **complexe RET** » Les trois installations de traitement interreliées ainsi que les réseaux de collecte connexes situés à Retlaw, à Enchant et à Turin, dans le sud de l'Alberta, qui ont été acquis avec Taylor le 10 janvier 2008.

« **conseil d'administration** » Le conseil d'administration du commandité, tel qu'il est constitué.

« **convention d'administration** » La convention d'administration conclue en date du 1er mai 2004 par la Fiducie, le commandité, AltaGas Ltd., en qualité d'administrateur, le Holding Trust, AltaGas LP1 et AltaGas LP2. Voir « Gestion de la Fiducie – Convention d'administration ».

« **convention de délégation** » La convention de délégation conclue en date du 1[er] mai 2004 par la Fiducie, le commandité et le fiduciaire. Voir « Gestion de la Fiducie – Convention de délégation ».

« **convention de vote et d'échange fiduciaires** » La convention de vote et d'échange fiduciaires conclue en date du 1[er] mai 2004 par la Fiducie, AltaGas LP1, AltaGas LP2 et le fiduciaire chargé du vote et de l'échange, dans sa version modifiée, complétée ou mise à jour.

« **convention relative aux billets du Holding Trust** » La convention conclue en date du 26 mars 2004 par le Holding Trust et Société de fiducie Computershare du Canada, en qualité de fiduciaire des billets, et aux termes de laquelle le Holding Trust a émis et pourra émettre des billets du Holding Trust, dans sa version modifiée, complétée ou mise à jour.

« **convention unanime des actionnaires** » La convention conclue en date du 1[er] mai 2004 par le commandité, AltaGas LP1, AltaGas LP2 et AltaGas Ltd., et aux termes de laquelle AltaGas Ltd. a consenti au commandité les pouvoirs des administrateurs d'AltaGas Ltd. de faire ou de superviser la gestion des affaires commerciales et internes d'AltaGas Ltd., dans sa version modifiée, complétée ou mise à jour. Voir « Commandité – Convention unanime des actionnaires ».

« **conventions de représentation** » Les conventions de représentation, de gestion et de traitement liées au complexe Harmattan.

« **cours** » Moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse où il y a eu un cours de clôture. Toutefois, si la bourse ou le marché visé ne fournit pas de cours de clôture mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspond à la moyenne simple des cours extrêmes de ce jour de bourse s'il y a eu négociation. En outre, s'il y a eu négociation à la bourse ou sur le marché visé pendant moins de cinq des dix derniers jours de bourse, le cours correspond à la moyenne simple des cours ci-après établis pour chacun des dix jours de bourse : (i) la moyenne des cours acheteur et vendeur pour chaque jour où il n'y a pas eu de négociation; (ii) le cours moyen pondéré des parts de fiducie pour chaque jour où il y a eu négociation si la bourse ou le marché fournit un cours moyen pondéré; (iii) la moyenne des cours extrêmes des parts de fiducie pour chaque jour où il y a eu négociation si le marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné.

« **cours de clôture** » Selon le cas : (i) le cours de clôture des parts de fiducie s'il y a eu négociation à la date à laquelle des parts de fiducie ont été déposées à des fins de rachat et si la bourse ou le marché fournit un cours de clôture; (ii) la moyenne des cours extrêmes des parts de fiducie à la date à laquelle elles ont été déposées à des fins de rachat s'il y a eu négociation et si la bourse ou l'autre marché fournit uniquement les cours extrêmes des parts de fiducie négociées un jour donné; (iii) la moyenne des derniers cours acheteurs et vendeurs s'il n'y a pas eu de négociation à cette date.

« **DBRS** » DBRS Limited.

« **déclaration de fiducie du Holding** » La déclaration de fiducie conclue en date du 26 mars 2004 par la Fiducie, en qualité de constituant, et le fiduciaire du Holding Trust, et aux termes de laquelle le Holding Trust a été créé, dans sa version modifiée, complétée ou mise à jour.

« **déclaration de fiducie** » La déclaration de fiducie conclue en date du 26 mars 2004 par le constituant et le fiduciaire, et aux termes de laquelle la Fiducie a été créée, dans sa version modifiée, complétée ou mise à jour.

« **EAE** » Entente d'achat d'électricité.

« **Énergie ECNG** » Société en commandite Énergie ECNG.

« **ERCB** » L'Energy Resources Conservation Board de l'Alberta.

« **fiduciaire chargé du vote et de l'échange** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la convention de vote et d'échange fiduciaires, ou toute autre personne qui devient le fiduciaire aux termes de la convention de vote et d'échange fiduciaires conformément à cette convention.

« **fiduciaire du Holding Trust** » AltaGas Holding Trust Corp., premier fiduciaire du Holding Trust.

« **fiduciaire** » Société de fiducie Computershare du Canada, premier fiduciaire aux termes de la déclaration de fiducie.

« **Fiducie** » AltaGas Income Trust et, s'il y a lieu, les membres de son groupe.

« **flux de trésorerie de la Fiducie** » En ce qui concerne une période de distribution : (i) les espèces reçues par la Fiducie pour la période de distribution ou à l'égard de la période de distribution, notamment les intérêts, dividendes, distributions, produits de l'aliénation de titres, remboursements de capital et remboursements de dettes; majorés (ii) du produit de toute émission de parts de fiducie ou d'autres titres de la Fiducie, déduction faite des frais de placement et, le cas échéant, de l'emploi du produit d'une telle émission pour le but visé; moins la somme (iii) de tous les montants qui se rattachent au rachat de parts de fiducie et que la Fiducie devra payer en espèces et des frais de la Fiducie au cours de la période de distribution; et (iv) de tous les autres montants (y compris les impôts) dont la déduction, la retenue ou le paiement par la Fiducie ou à l'égard de la Fiducie au cours de cette période de distribution est exigé par la loi ou par la déclaration de fiducie.

« **GJ** » Gigajoule ou 1 000 000 000 de joules.

« **GJ/j** » GJ par jour.

« **Gpi$^3$** » 1 000 000 de kpi$^3$ de gaz naturel.

« **Gpi$^3$/j** » Gpi$^3$ par jour.

« **GreenWing** » GreenWing Energy Development Limited Partnership.

« **GWh** » Gigawatt-heure ou 1 000 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **Holding Trust** » AltaGas Holding Trust, fiducie d'investissement sans personnalité morale dont l'unique propriétaire véritable est la Fiducie.

« **iQ2** » iQ2 Power Corp.

« **kb** » 1 000 barils.

« **km** » Kilomètre.

« **kpi$^3$** » 1 000 pieds cubes de gaz naturel à des conditions normales de mesure impériale.

« **kpi$^3$/j** » 1 000 pieds cubes par jour.

« **LCSA** » La *Loi canadienne sur les sociétés par actions*, L.R.C. 1985, c. C-44, dans sa version éventuellement modifiée, y compris son règlement d'application.

« **LGN** » Les liquides de gaz naturel, composés principalement de propane, de butane et de pentanes plus.

« **LIR** » La *Loi de l'impôt sur le revenu* (Canada) et son règlement d'application, dans leur version éventuellement modifiée.

« **Loi sur la faillite** » La *Loi sur la faillite et l'insolvabilité* (Canada).

« **M** » Million.

« **m$^3$** » Mètre cube de gaz naturel à des conditions normales de mesure.

« **MH** » Méthane de houille.

« **Mpi$^3$** » 1 000 000 de pieds cubes de gaz naturel à des conditions normales de mesure.

« **Mpi$^3$/j** » 1 000 000 de pieds cubes par jour.

« **MW** » Mégawatt ou 1 000 000 de watts. Le watt est l'unité de mesure de puissance électrique.

« **MWh** » Mégawatt-heure ou 1 000 000 de watts-heures. Le watt-heure correspond à un watt de débit d'électricité constant pendant une heure.

« **options sur des parts** » Options permettant d'acquérir des parts de fiducie octroyées aux termes du régime d'options d'achat de parts de fiducie d'AltaGas.

« **part** » ou « **parts** » Les parts de fiducie et les parts échangeables.

« **part à droit de vote spécial** » Part à droit de vote spécial de la Fiducie émise par celle-ci et remise au fiduciaire chargé du vote et de l'échange, et à laquelle se rattache le nombre de droits de vote (chacun de ces droits de vote correspondant aux droits de vote se rattachant à une part de fiducie) égal au nombre de parts échangeables en circulation détenues, sauf par la Fiducie et les membres de son groupe.

« **parts B d'AltaGas LP1** » Parts de société en commandite de catégorie B d'AltaGas LP1.

« **parts B d'AltaGas LP2** » Parts de société en commandite de catégorie B d'AltaGas LP2.

« **parts de fiducie** » Les parts de fiducie de la Fiducie.

« **parts échangeables** » Les parts B d'AltaGas LP1 et les parts B d'AltaGas LP2, le cas échéant.

« **PCAJ** » Pipeline de charge d'alimentation de Joffre (*Joffre Feedstock Pipeline*).

« **période de distribution** » Chaque mois civil, ou toute autre période qui peut être établie par le commandité au nom du fiduciaire, depuis son premier jour inclusivement jusqu'à son dernier jour inclusivement.

« **Pool** » L'Alberta Power Pool.

« **porteurs de parts** » Les porteurs de parts de fiducie et de parts échangeables.

« **PPM** » Prix du Pool moyen de l'électricité sur 30 jours en Alberta.

« **PremStar** » PremStar Energy Canada Limited Partnership.

« **Provident** » Provident Energy Trust.

« **régime** » Le régime de distribution Premium$^{MC}$, de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **régimes exonérés** » Collectivement, les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices, des régimes enregistrés d'épargne-études et des régimes enregistrés d'épargne-invalidité, dans chaque cas au sens de la LIR.

« **S&P** » Standard & Poor's, division de The McGraw-Hill Companies, Inc.

« **SLE** » Système de livraison d'éthylène (*Ethylene Delivery System*).

« **Taylor** » Taylor NGL Limited Partnership, société en commandite créée en vertu des lois de l'Alberta.

« **Tpi$^3$** » 1 000 000 000 de kpi$^3$.

« **TransAlta** » TransAlta Utilities Corporation.

« **TransCanada** » TransCanada Energy Ltd.

« **TSX** » La Bourse de Toronto.

« **UEEE** » L'usine d'extraction d'éthane d'Edmonton.

« **usine d'extraction de Joffre** » L'usine d'extraction de Joffre et les installations connexes.

« **usine d'extraction Younger** » L'usine d'extraction Younger et les installations connexes.

« **Utility Group** » AltaGas Utility Group Inc.

## CONVERSION MÉTRIQUE

Le tableau suivant donne certains facteurs de conversion courants entre les unités de mesure anglo-saxonnes et le système international d'unités (ou unités métriques).

| Pour convertir des | en | multiplier par | Pour convertir des | en | multiplier par |
|---|---|---|---|---|---|
| $kpi^3$ | mètres cubes | 28,174 | mètres | pieds | 3,281 |
| mètres cubes | pieds cubes | 35,494 | milles | kilomètres | 1,609 |
| barils | mètres cubes | 0,159 | kilomètres | milles | 0,621 |
| mètres cubes | barils | 6,290 | acres | hectares | 0,405 |
| tonnes | tonnes anglaises | 0,984 | hectares | acres | 2,471 |
| pieds | mètres | 0,305 | gigajoule | $kpi^3$ | 0,9482 |

## ALTAGAS INCOME TRUST

AltaGas Income Trust est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts ». La Fiducie détient indirectement la totalité des actifs, des passifs et des activités qui appartenaient antérieurement à AltaGas Services. AltaGas Services avait été constituée le 30 août 1993 en vertu de la LCSA sous la dénomination 2950341 Canada Ltd. et avait démarré son exploitation le 1[er] avril 1994. À compter du 1[er] mai 2004, l'entreprise d'AltaGas Services a été restructurée aux termes de l'arrangement et les porteurs d'actions ordinaires d'AltaGas Services ont reçu des parts de fiducie et/ou des parts échangeables en échange de leurs actions ordinaires. AltaGas Services est devenue une filiale indirecte de la Fiducie et a été fusionnée pour créer AltaGas Ltd.

Au 31 décembre 2007, la Fiducie comptait 56 057 438 parts de fiducie en circulation et 2 040 456 parts échangeables en circulation, toutes ces parts étant des parts B d'AltaGas LP1. Le 29 novembre 2007, la Fiducie a offert d'acquérir la totalité des parts de société en commandite en circulation de Taylor. Le 10 janvier 2008, la Fiducie a réalisé l'acquisition de Taylor. Voir « Historique – Acquisitions importantes ».

L'exercice de la Fiducie prend fin le 31 décembre. Lorsqu'il est fait référence à une année dans la présente notice annuelle, il est fait référence à l'exercice de la Fiducie, sauf indication contraire.

Le siège social et bureau principal de la Fiducie est situé au 1700, 355 – 4th Avenue S.W., Calgary (Alberta) T2P 0J1.

## STRUCTURE DE LA FIDUCIE

La Fiducie et les membres importants de son groupe sont présentés dans l'organigramme qui suit. Cet organigramme tient compte de l'acquisition de Taylor et des membres de son groupe le 10 janvier 2008. Voir « Évolution générale des activités de la Fiducie – Acquisitions importantes ».



Porteurs de parts publics
Parts de fiducie
AltaGas Income Trust
Parts (100 %) et billets de Holding Trust
Actions ordinaires (100 %)
Parts de catégorie B (100 %)
AltaGas Holding Trust
Parts de catégorie A (100 %)
AltaGas General Partner Inc
AltaGas Holding Limited Partnership No 1
Parts de catégorie A (100 %)
0,01 %
AltaGas Holding Limited Partnership No 2
Taylor NGL Limited Partnership
99,99 %
AltaGas Limited Partnership
Actions ordinaires (100 %) et dettes
100 % d'actions
0,01 %
0,01 %
Taylor Management Inc.
100 % d'actions
Taylor Processing Inc.
99,99 %
99,99 %
AltaGas Ltd
commanditaire
commandité
PremStar Energy Canada Limited Partnership
ECNG Energy LP.
Taylor Gas Liquids Limited Partnership
Joffre Gas Liquids Limited Partnership
Taylor Gas Processing Limited Partnership
Harmattan Gas Processing Limited Partnership
100 %
99,99 %
AltaGas Holdings Inc
0,01 %
AltaGas Operating Partnership
0,15 %
99,85 %
22,59 %
AltaGas Power Holdings Partnership
77,36 %
AltaGas Pipeline Partnership
0,05 %
50 %
ASTC Power Partnership


(1) Les parts échangeables sont échangeables contre des parts de fiducie au gré de leur porteur à raison de une contre une, donnent le droit de voter avec les porteurs de parts et donnent droit aux mêmes distributions en espèces par part échangeable que celles effectuées sur une part de fiducie. Voir « Déclaration de fiducie et description des parts ».

(2) La Fiducie, le Holding Trust et les sociétés de personnes, sauf Taylor, ont été établis sous le régime des lois de l'Alberta. Le commandité, AltaGas Ltd. et AltaGas Holdings Inc. sont des sociétés constituées sous le régime de la LCSA ou issues d'une fusion en vertu de la LCSA. Taylor a été établie sous le régime des lois de l'Ontario. Taylor Processing Inc. et Taylor Management Inc. sont des sociétés constituées sous le régime de la *Business Corporations Act* (Alberta).

## OBJECTIF DE LA FIDUCIE

La Fiducie a pour objectif de se développer et d'exercer ses activités, indirectement par l'intermédiaire des membres en exploitation de son groupe, de manière à bâtir de la valeur à long terme et à fournir des résultats stables aux porteurs de parts. Les objectifs de la Fiducie, par l'entremise des membres en exploitation de son groupe, sont les suivants :

- maximiser la rentabilité et la valeur à long terme de ses infrastructures et de ses services existants;
- tabler sur la composition actuelle des actifs et des services énergétiques en continuant de se concentrer sur des perspectives de rentrées de fonds prévisibles et à long terme au moyen de coût du service, de prix forfaitaire, de modalités contractuelles fondées sur les marges et d'une exposition aux prix des marchandises minime ou gérée;
- faire croître son infrastructure gazière et énergétique et ses services connexes au moyen de regroupements, d'expansions et d'acquisitions au Canada et dans le nord des États-Unis;
- être axé sur des projets qui augmentent les bénéfices et les flux de trésorerie et permettent un équilibre approprié entre les risques et le rendement;
- diversifier l'infrastructure pour ce qui est des sources de carburant, des modalités contractuelles, de l'exposition aux cycles de l'industrie et de l'emplacement géographique;
- être axé sur l'expansion de la place qu'occupe son énergie propre, comme la production d'électricité éolienne et d'hydroélectricité ainsi que la production alimentée au gaz naturel;
- obtenir des crédits verts au moyen de technologies comme l'injection de gaz corrosif et de projets renouvelables dans le but de réduire l'impact sur l'environnement et de couvrir les coûts liés à l'environnement;
- maintenir les notes de crédit de qualité supérieure de la Fiducie.

La Fiducie s'efforce d'offrir aux porteurs de parts des distributions d'encaisse stables et croissantes. Elle emploie une stratégie visant à fournir aux porteurs de parts un rendement annuel distributions/cours concurrentiel en versant tous les mois des distributions d'encaisse soutenues par une stratégie financière solide et une forte performance commerciale.

### APERÇU ET STRATÉGIE D'ENTREPRISE

AltaGas est une entreprise d'infrastructure gazière et énergétique dotée de liens physiques le long de la chaîne de valeur énergétique, d'une expérience en exploitation qui a fait ses preuves quant à l'efficacité, à la fiabilité et la rentabilité de ses actifs, d'une connaissance des marchés qu'elle dessert et d'une discipline financière visant à créer une valeur à long terme pour ses investisseurs. AltaGas cherche à maximiser la rentabilité et la valeur à long terme de ses actifs actuels et à accroître ses activités d'infrastructure énergétique au moyen de l'acquisition et de la mise en valeur d'actifs et de services liés à ses activités existantes.

Les activités gazières comprennent les actifs liés à la collecte et au traitement, notamment les gazoducs de collecte et les installations de traitement du gaz naturel. Les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement et les installations de traitement retirent du gaz naturel les impuretés et certains composants d'hydrocarbures puis compressent le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval. Les actifs de traitement comprennent aussi les installations d'extraction et de fractionnement sur place d'éthane et de LGN. Les usines d'extraction traitent le gaz naturel en vue d'extraire et de récupérer l'éthane, les LGN, le $CO_2$ de qualité industrielle et le pétrole de fracturation. Les activités gazières comprennent également les gazoducs de transport du gaz naturel et de LGN. Les gazoducs de transport livrent du gaz naturel et des LGN aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval. Une autre composante clé des activités gazières d'AltaGas est sa capacité d'utiliser ses connaissances du marché et ses compétences pour optimiser les actifs en vue de créer de la valeur. AltaGas fournit des services de consultation et de gestion des approvisionnements en énergie à des utilisateurs finaux non résidentiels, achète et revend de l'énergie, du transport de gaz et de l'entreposage de gaz et commercialise le gaz pour des producteurs afin d'augmenter davantage la valeur en optimisant l'infrastructure.

Les activités énergétiques comprennent 353 MW de production à tarif de base alimentée au charbon acquis aux termes d'EAE. Le portefeuille de production d'électricité d'AltaGas comprend également le parc éolien de Bear Mountain qui est actuellement en construction près de Dawson Creek, en Colombie-Britannique, et qui aura une capacité d'environ 100 MW. Le portefeuille comprend également 25 MW de capacité de pointe alimentée au gaz aux termes d'un contrat de location-acquisition, de même que 14,4 MW supplémentaires de capacité de pointe alimentée au gaz, qui est actuellement en train d'être installée. AltaGas a une participation dans 7 MW de capacité de production hydroélectrique au fil de l'eau par l'entremise d'une participation de 25 % dans Boston Bar Partnership, acquise dans le cadre de l'acquisition de Taylor (voir « Évolution générale des activités de la Fiducie – Acquisitions importantes »). Dans le cadre de l'acquisition de Taylor, AltaGas a également acquis deux projets au fil de l'eau de 10 MW actuellement en développement et, en février 2008, elle a acquis quatre projets éventuels d'hydroélectricité au fil de l'eau allant de 6,5 MW à 24 MW. Collectivement, ces projets donnent à AltaGas un potentiel de production d'environ 70 MW

d'hydroélectricité en Colombie-Britannique. AltaGas a également une participation, par l'entremise de GreenWing, au développement d'une production d'électricité éolienne et d'électricité alimentée au gaz.

L'ambition d'AltaGas est de devenir la plus importante société canadienne d'infrastructure énergétique principalement au Canada et dans le nord des États-Unis en tirant profit de ses solides activités sous-jacentes, de son expertise opérationnelle et de sa stabilité financière. Pour concrétiser son ambition, AltaGas se concentrera sur l'augmentation de la valeur et de la rentabilité de ses actifs existants et sur sa croissance et sa diversification au moyen du développement et de l'acquisition d'infrastructures gazières et énergétiques.

La stratégie de la Fiducie est de remettre des bénéfices et des flux de trésorerie durables et croissants grâce à ses actifs existants ainsi qu'à la croissance et à la diversification de ses activités. Elle cherche à atteindre ce but en établissant un lien entre l'expérience en matière d'exploitation de son entreprise gazière et énergétique d'une part et la connaissance du marché, la discipline et la stabilité financière dont elle s'est dotée, d'autre part. AltaGas prévoit que sa croissance à long terme sera divisée équitablement entre ses activités gazières et énergétiques. La Fiducie cherche également à augmenter la valeur en fournissant des services à valeur ajoutée le long de la chaîne de valeur énergétique, soit la collecte, le traitement, le transport et la commercialisation du gaz naturel et la production et la vente d'électricité.

En positionnant la Fiducie de façon stratégique le long de la chaîne de valeur énergétique, AltaGas établit un lien entre les producteurs et les utilisateurs d'énergie. Elle recherche des débouchés qui offrent de solides rendements financiers et un grand potentiel de croissance et elle repère, évalue et cible les débouchés qui augmentent les bénéfices et les flux de trésorerie et apportent un équilibre approprié entre les risques et le rendement.

## SECTEURS D'ACTIVITÉS

Au 31 décembre 2007, la Fiducie a présenté ses états financiers et ses résultats d'exploitation consolidés selon cinq secteurs d'activités :

- Le secteur de collecte et de traitement sur place comprend les gazoducs de collecte et les installations de traitement du gaz naturel de même que les investissements d'AltaGas dans des activités auxiliaires à celles de collecte et de traitement sur place :
  - les réseaux de collecte acheminent le gaz naturel des puits producteurs aux installations de traitement;
  - les installations de traitement retirent du gaz naturel les impuretés et certains composants d'hydrocarbures puis compressent le gaz pour qu'il réponde aux spécifications de transport des gazoducs en aval.
- Le secteur de l'extraction et du transport est composé des participations d'AltaGas dans les usines d'extraction d'éthane et de LGN et les réseaux de transport de gaz naturel et de LGN :
  - les usines d'extraction traitent le gaz naturel en vue d'extraire et de récupérer l'éthane, les LGN, le $CO_2$ et le pétrole de fracturation;
  - les gazoducs de transport livrent du gaz naturel et des LGN aux réseaux de distribution, aux utilisateurs finaux ou à d'autres gazoducs en aval.
- Le secteur de production d'électricité est composé des participations d'AltaGas dans la production à tarif de base alimentée au charbon et la capacité de pointe alimentée au gaz. Le secteur comprend également le parc éolien de Bear Mountain qui est actuellement en construction et d'autres projets d'énergie renouvelable qu'AltaGas cherche à développer. AltaGas a acquis une participation dans un projet hydroélectrique au fil de l'eau de 7 MW dans le cadre de son acquisition de Taylor.
- Le secteur des services énergétiques est composé de deux activités principales : les services de gestion d'énergie et les services gaziers :
  - l'entreprise liée à la gestion de l'énergie offre des services de gestion des approvisionnements et de consultation en énergie à des utilisateurs finaux non résidentiels et s'occupe de leur approvisionnement en gaz et en électricité;
  - l'entreprise liés aux services gaziers achète et revend du gaz naturel, du transport de gaz et de l'entreposage de gaz;
  - le secteur comprenait un petit portefeuille d'actifs produisant du pétrole et du gaz naturel qui a été vendu en 2007.
- Le secteur de l'entreprise comprend les coûts liés à la prestation de services et les coûts indirects généraux, les placements dans des entités ouvertes et fermées et les effets des changements dans la valeur des actifs et des passifs de gestion des risques.

# RÉGIONS EXPLOITÉES PAR ALTAGAS


Zone actuellement en exploitation
Bureaux d'AltaGas
MANITOBA
QUÉBEC
ONTARIO
MARITIMES


ONTARIO
COLOMBIE-BRITANNIQUE
ALBERTA
SASKATCHEWAN
GAZ
Usine d'extraction
Gazoduc de transport
Zone de collecte et de traitement sur place
Entrepôt - En développement
Important gazoduc de transport
ÉLECTRICITÉ
Production d'électricité alimentée au charbon
Production d'électricité alimentée au gaz
Production d'électricité alimentée au gaz - En développement
Production d'énergie éolienne - En développement
Production d'hydroélectricité
Production d'hydroélectricité - En développement
EDMONTON
CALGARY

# ÉVOLUTION GÉNÉRALE DES ACTIVITÉS DE LA FIDUCIE

## APERÇU

AltaGas transporte, traite, produit et vend l'énergie pour créer de la valeur. AltaGas :

- collecte, traite et transporte de façon matérielle le gaz naturel;
- extrait de l'éthane et des LGN du gaz naturel et transporte des LGN;
- fournit des services d'experts-conseils en énergie et des services de gestion d'approvisionnement énergétique et organise l'approvisionnement en gaz et en électricité des utilisateurs finaux non résidentiels;
- commercialise le gaz naturel, les LGN et l'énergie électrique et produit de l'énergie par la répartition d'unités de production alimentées au gaz.

## HISTORIQUE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie ayant pris effet le 1er mai 2004. La Fiducie détient indirectement la totalité de l'actif, du passif et des activités appartenant antérieurement à AltaGas Services.

ASI a démarré son exploitation le 1er avril 1994 avec une équipe de 20 personnes expérimentées dans l'industrie du gaz naturel. La vision initiale était de bâtir une importante entreprise canadienne intermédiaire de gaz naturel regroupant un portefeuille de services reliés au gaz naturel avec des actifs ayant une longue durée de vie en vue d'accroître le bénéfice net. À l'époque, le concept d'entreprise intermédiaire distincte offrant une gamme complète de services était unique au Canada. ASI a démarré son exploitation avec deux importants contrats de prestation de services de gestion en matière de transport, de réglementation et de gaz. Les produits d'exploitation dérivés de ces contrats au cours de 1994 et 1995, ainsi que les financements privés par capitaux propres, ont permis à ASI de recueillir les fonds nécessaires à la mise sur pied de sa base des actifs intermédiaires puis d'opérer sa transition d'entreprise de services de consultation à une entreprise exploitante intermédiaire.

La nature de la participation d'AltaGas dans l'industrie des intermédiaires a suivi une progression : au départ, elle détenait surtout des contrats de services et des investissements non exploités, puis elle est passée aux installations de gaz naturel dont elle a la propriété exclusive ou dans lesquelles elle détient une participation majoritaire et qu'elle exploite entièrement.

À la fin de 2001, ASI est entrée sur le marché de l'électricité en achetant 353 MW de puissance de sortie de deux unités de production d'électricité alimentées au charbon en Alberta aux termes d'EAE à long terme. En 2003, une autre EAE pour 100 MW supplémentaires de puissance alimentée au charbon a été achetée aux termes d'un contrat d'électricité de trois ans avec le Balancing Pool en Alberta qui a pris fin en mars 2006. En 2004, une capacité de pointe alimentée au gaz de 25 MW a été acquise aux termes d'une entente de location-acquisition à long terme.

À la fin de 2004, AltaGas a considérablement étendu son secteur des services énergétiques en Ontario et en Colombie-Britannique grâce à l'acquisition de la quasi-totalité des actifs et des passifs de PremStar Energy Canada Ltd. et de ses filiales, ECNG Inc. et Energistics Group Inc., par les membres de son groupe, PremStar et ECNG Energy. Les entreprises de PremStar Energy Canada Ltd. et de ses filiales ont été intégrées à AltaGas, mais les noms commerciaux PremStar et ECNG ont continué d'être utilisés au sein du secteur des services énergétiques. Au 1er janvier 2007, Société en commandite ECNG a changé sa dénomination pour Société en commandite Énergie ECNG, et AltaGas a commencé à fournir des services de gestion de l'énergie sous la marque de fabrique Énergie ECNG.

Le 3 novembre 2005, AltaGas a encore étendu son secteur des services énergétiques en acquérant la quasi-totalité des actifs et des passifs d'iQ2. En raison de l'acquisition de cette entreprise, AltaGas achète de l'électricité et du gaz pour les revendre à ses clients des secteurs agricole, industriel et commercial en Alberta.

Le 17 novembre 2005, AltaGas a cédé son secteur de distribution de gaz naturel à une société distincte, cotée en bourse, AltaGas Utility Group Inc. Les actions ordinaires de Utility Group ont commencé à être négociées à la TSX à l'ouverture de séance du 17 novembre 2005 sous le symbole AUI. La Fiducie détenait à l'origine 26,7 % de Utility Group mais, à la suite d'une distribution spéciale d'actions ordinaires de Utility Group aux porteurs de parts de la Fiducie le 17 septembre 2007, elle détient actuellement 1 606 594 actions ordinaires, soit 19,6 % du total des actions ordinaires émises et en circulation de Utility Group.

En 2005, AltaGas a investi 50,8 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place afin d'offrir une infrastructure nouvelle ou agrandie pour répondre à la demande croissante des producteurs dans ses zones d'exploitation. Ce placement comprenait une expansion de 14 Mpi³/j de Windfall et une expansion de 31 Mpi³/j de Marten Creek, de même que l'acquisition de l'usine de traitement du gaz de 24 Mpi³/j de Blair Creek à la fin de 2005.

En 2006, AltaGas a investi 53,3 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place. L'usine de traitement du gaz corrosif de 20 Mpi³/j de Princess est entrée en service en 2006. À compter du 1^er^ juillet 2006, la participation d'AltaGas dans l'usine de Pouce Coupe est passée de 40,78 % à 76,75 %. L'acquisition de la nouvelle usine de traitement du gaz corrosif de 10 Mpi³/j de Clear Hills le 25 septembre 2006 a augmenté la capacité de traitement d'AltaGas dans une zone très prometteuse déjà desservie par l'usine de 15 Mpi³/j de Clear Prairie, construite en 2005 et entrée en service en 2006. De plus, l'expansion de l'installation de traitement du gaz de Prairie River en août a augmenté le débit de cette usine d'au plus 10 Mpi³/j.

En 2006, AltaGas a annoncé la conclusion de partenariats stratégiques visant à développer des projets d'énergie renouvelable. En juillet 2006, AltaGas a annoncé que le parc éolien de Bear Mountain appartenant à BMWLP était le soumissionnaire choisi dans le cadre de l'appel d'offres ouvert de l'exercice 2006 de la B.C. Hydro relativement à l'électricité.

En 2007, AltaGas a investi 23,3 millions de dollars en capital de croissance dans le secteur de collecte et de traitement sur place. L'installation de traitement du MH de 10 Mpi³/j d'Acme est entrée en service en novembre 2007. En outre, AltaGas a acquis l'installation de traitement de 5 Mpi³/j de Corbett Creek et les conduites de collecte dans une zone où la production de MH est importante. AltaGas a également conclu un contrat visant à acquérir une nouvelle conduite de collecte de gaz naturel de 15 Mpi³/j qui est actuellement en construction dans le nord-ouest de l'Alberta afin de raccorder l'installation de traitement du gaz de Clear Prairie à la zone de Square Creek, située à 250 km au nord-ouest de Grande Prairie, en Alberta.

En avril 2007, AltaGas a acquis 14,4 MW supplémentaires de capacité de production d'électricité, composée de six unités alimentées au gaz de qualité supérieure de 2,4 MW, qui seront installées sur les sites de collecte et de traitement sur place de Bantry et de Parkland dotés d'un approvisionnement en gaz naturel et d'un accès au réseau électrique. Les installations seront intégrées dans les activités courantes et devraient entrer en service au milieu de 2008.

Le 1er juin 2007, AltaGas a vendu Cedar Energy Partnership à une société d'énergie fermée pour environ 12 millions de dollars, majorés de un million de bons de souscription de l'acheteur d'une durée de trois ans prenant fin le 1er juin 2010. Le 31 juillet 2007, AltaGas a vendu à Utility Group sa participation de un tiers dans la coentreprise Ikhil pour 9 millions de dollars. La vente de Cedar Energy Partnership et de la coentreprise Ikhil faisait partie du plan d'AltaGas visant à se départir d'actifs de production pétrolière et gazière non essentiels.

En septembre 2007, AltaGas a acheté une participation de 50 % dans le projet commun d'entreposage à l'aéroport de Sarnia. Le projet d'entreposage de gaz naturel à Sarnia représente le premier investissement d'AltaGas dans une infrastructure de gaz naturel en Ontario. Une fois développé, le projet commun d'entreposage à l'aéroport de Sarnia devrait avoir une capacité générale de 5,3 Gpi³ et une capacité et une livrabilité d'environ 52 Mpi³/j. Le projet devrait être entièrement en exploitation d'ici le milieu de 2009.

En 2007, BMWLP a poursuivi le développement du parc éolien de Bear Mountain. Le parc éolien devrait comprendre 34 turbines ayant une capacité de production d'électricité totale d'environ 100 MW. BMWLP a signé une convention avec Enercon GmbH, fabricant de turbines de premier plan situé en Allemagne, visant la fourniture et l'installation de turbines pour le parc éolien aux termes d'un contrat de conception-achat-construction à prix fixe ainsi que l'exploitation et l'entretien de turbines aux termes d'une convention de service à long terme. La construction du parc éolien a commencé en décembre 2007 et ce parc devrait être en service en novembre 2009. En août 2007, AltaGas a acheté la participation d'Aeolis Wind Power Corporation dans BMWLP. Par conséquent, AltaGas est maintenant propriétaire exclusif de BMWLP.

## ACQUISITIONS IMPORTANTES

Le 29 novembre 2007, la Fiducie a offert d'acquérir indirectement, par l'entremise d'AltaGas LP1, la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership moyennant, au choix du porteur, l'une des contreparties suivantes : a) 11,20 $ au comptant, pour un maximum de 245 millions de dollars (sous réserve d'un rajustement); b) 0,42 part de fiducie; c) une combinaison de parts échangeables et de parts de fiducie. Le nombre total de parts de fiducie et de parts échangeables disponibles était limité, sous réserve d'un rajustement, à 8 000 000 et le nombre total de parts échangeables disponibles était limité, sous réserve d'un rajustement, à 1 875 000. Le 10 janvier 2008,

AltaGas LP1 a réalisé l'acquisition de Taylor pour le prix d'achat total de 598,7 millions de dollars, notamment 256,3 millions de dollars au comptant, 7,7 millions de parts de fiducie (y compris 0,2 million de parts échangeables) évaluées à 198,9 millions de dollars — l'évaluation comprenait la totalité des parts de société en commandite en circulation de Taylor dont AltaGas n'était pas déjà propriétaire — la prise en charge d'une dette de 132,5 millions de dollars et des frais d'opération d'environ 11,0 millions de dollars. L'acquisition de Taylor a augmenté la capacité d'extraction d'environ 1 040 $Mpi^3$/j, a ajouté 140 000 b/j de capacité de transport, a doublé les volumes extraits pour les porter à environ 45 000 b/j et a augmenté la capacité du secteur de collecte et de traitement sur place de 150 $Mpi^3$/j. En outre, le secteur de production d'électricité a connu une croissance grâce à la participation de 25 % dans la centrale électrique de 7 MW de Boston Bar Partnership et à l'acquisition d'une production d'hydroélectricité de 20 MW en développement.

Pour plus d'information concernant l'acquisition de Taylor, voir la déclaration d'acquisition d'entreprise de la Fiducie datée du 3 mars 2008, qui est intégrée aux présentes par renvoi et qui a été déposée sur SEDAR à l'adresse www.sedar.com.

Sauf indication contraire expresse, les chiffres présentés dans la présente notice annuelle sont présentés en date du 31 décembre 2007 et ne tiennent pas compte de l'acquisition de Taylor.

# ACTIVITÉS DE LA FIDUCIE

Les produits nets de la Fiducie sont passés de 318,9 millions de dollars pour la période de 12 mois terminée le 31 décembre 2006 à 324,0 millions de dollars pour la période de 12 mois terminée le 31 décembre 2007.

**Produits nets par secteur en 2006** [(1)]


Services énergétiques(2)
8 %
Entreprise
1 %
Collecte et traitement sur place(3)
40 %
Production d'électricité
31 %
Extraction et transport
20 %

**Produits nets par secteur en 2007** [(1)]


Services énergétiques(2)
6 %
Entreprise
2 %
Collecte et traitement sur place(3)
39 %
Production d'électricité
32 %
Extraction et transport
21 %

(1) Les produits nets correspondent aux produits bruts moins les coûts des marchandises achetées à des fins de revente et d'appoint.
(2) Comprend la production de pétrole et de gaz naturel jusqu'au 31 mai 2007. Voir « Évolution générale des activités de la Fiducie – Historique ».
(3) La collecte et le traitement sur place comprennent les investissements d'AltaGas dans AltaGas Energy Solutions Inc. et, jusqu'au 31 juillet 2007, la coentreprise Ikhil.

## COLLECTE ET TRAITEMENT SUR PLACE

Le secteur de collecte et de traitement sur place a apporté des produits d'exploitation nets de 127,4 millions de dollars au cours de l'exercice terminé le 31 décembre 2007, soit environ 39 % du total des produits nets de la Fiducie avant les éliminations intersectorielles.

Le secteur de collecte et de traitement sur place comprend 77 installations de collecte et de traitement dans 30 zones d'exploitation situées dans l'Ouest du Canada et environ 6 500 km de conduites de collecte en amont d'installations de traitement qui livrent le gaz naturel dans des réseaux de gazoducs en aval qui approvisionnent les marchés nord-américains du gaz naturel. Ce secteur comprend le complexe RET. À la suite de l'acquisition de Taylor, AltaGas possède une capacité sous licence brute totale de 1,2 Gpi$^3$/j, dont une capacité de 359 Mpi$^3$/j de gaz corrosif. AltaGas exploite 74 de ces 77 installations.

Les réseaux de collecte acheminent le gaz naturel pour le compte de producteurs à partir de la tête de puits jusqu'aux installations de traitement d'AltaGas, où on retire les impuretés et certains composants d'hydrocarbures puis compresse le gaz pour qu'il réponde aux spécifications des réseaux de gazoducs en aval qui transportent le gaz aux marchés nationaux et d'exportation d'énergie. AltaGas met l'accent sur la propriété et l'exploitation d'installations de traitement du gaz naturel mobiles et de petite taille dotées d'une capacité de traitement de moins de 50 Mpi$^3$/j, ce qui la distingue de la plupart de ses concurrents dans l'Ouest du Canada.

Les principaux catalyseurs opérationnels du secteur de collecte et de traitement sur place sont le débit, les frais de collecte et de traitement et les coûts d'exploitation. Le débit est influencé par le raccord de nouveaux puits, la réactivation, la remise en production, l'optimisation des puits opérée par les producteurs et le fléchissement de la production naturelle dans des zones desservies par les installations de traitement d'AltaGas.

**Collecte et traitement sur place – Stratégie commerciale**

Le secteur de collecte et de traitement sur place fournit à ses clients des services de collecte et de traitement et des services auxiliaires sûrs et fiables. Sa stratégie vise à augmenter la rentabilité des infrastructures existantes, à augmenter sa part du marché, à répondre aux besoins futurs de l'Alberta en production de MH et à déplacer ses activités vers l'Ouest pour tirer profit de la croissance des activités d'exploration et de forage dans cette région. Bien que le BSOC soit

considéré comme un bassin en maturation, AltaGas est toujours convaincue qu'il y aura une demande de gaz naturel à long terme, que son prix restera élevé et que la technologie d'exploration et de forage sera améliorée. Elle croit donc à la viabilité à long terme du BSOC.

La stratégie d'AltaGas est la suivante :

- maximiser la rentabilité des infrastructures actuelles de collecte et de traitement sur place :
  - augmenter les produits d'exploitation en modifiant les contrats pour y inclure le transfert des coûts d'exploitation et l'imputation des frais du marché;
  - offrir des conditions contractuelles souples et un accès équitable à tous les producteurs;
  - améliorer l'efficacité opérationnelle au moyen de regroupements, de la modernisation des installations et leur intégration à d'autres secteurs d'activités;
  - intégrer un soutien opérationnel aux centrales électriques de pointe;
  - gérer les coûts et améliorer la fiabilité;
- augmenter ses infrastructures de collecte et de traitement sur place :
  - étendre ses activités dans des zones de production de gaz non classique, comme le MH, le gaz de schiste et le gaz de formation imperméable, où des infrastructures spécialisées sont nécessaires pour répondre aux besoins de traitement;
  - étendre ses activités dans des zones de grande production où il y a croissance de la demande pour des infrastructures de collecte et de traitement du gaz, comme dans le nord-ouest de l'Alberta et le nord-est de la Colombie-Britannique;
  - investir dans des biens meubles qui peuvent être répartis facilement et rapidement à de nouveaux emplacements, en améliorant la souplesse et la rentabilité opérationnelle et en satisfaisant rapidement aux exigences des producteurs;
  - augmenter les participations directes pour contrôler les activités, augmenter l'efficacité et réduire les coûts d'exploitation;
  - acquérir des actifs sous-utilisés offrant un potentiel d'amélioration par augmentation de leur débit dans des zones où la production devrait justifier le placement;
  - construire ou acquérir et raccorder des installations complémentaires pour créer de grands complexes dans le but de réaliser des synergies d'exploitation.

AltaGas augmente aussi la valeur de son infrastructure de collecte et de traitement en intégrant son secteur de collecte et de traitement sur place à ses autres secteurs d'activités. La suite de services intégrés qui en résulte, comme le transport du gaz naturel, l'extraction des LGN et la commercialisation du gaz naturel et des LGN augmente la valeur pour ses clients et ses investisseurs.

**Collecte et traitement sur place - Débouchés**

Le secteur de collecte et de traitement sur place a de nombreuses occasions de mettre en œuvre sa stratégie et de répondre aux besoins actuels et futurs de ses clients en matière de collecte et de traitement. Outre son réseau d'environ 6 500 km de conduites de collecte, une capacité de traitement considérable, un potentiel d'expansion ainsi que l'accès à des conduites de transport en aval qui offrent aux clients des créneaux diversifiés, environ 80 % de ses unités de compression sont montées sur patins. Cela permet à AltaGas de déplacer les unités de façon rapide et économique pour pouvoir répondre aux besoins changeants de ses clients en matière de traitement. À l'heure actuelle, la plus grande partie des infrastructures de collecte et de traitement dans l'Ouest du Canada appartient à des producteurs de pétrole et de gaz naturel, environ 20 % des volumes provenant du BSOC étant traités par des producteurs de gaz indépendants, notamment 3 % par AltaGas. AltaGas est d'avis que ses solides compétences opérationnelles et ses biens meubles créent des occasions de travailler avec des clients dans le but de fournir des services de collecte et de traitement sur place de manière rentable et efficace.

La mise en valeur de nouvelles zones est en grande partie attribuable aux programmes de forage de la clientèle existante et croissante d'AltaGas. L'analyse des réserves indique qu'il existe beaucoup d'occasions d'augmenter la production de gaz naturel, y compris des réserves non classiques dans le BSOC, dont bon nombre dans des zones où les infrastructures de collecte et de traitement sont limitées, ce qui offre des occasions de placements dans de nouvelles infrastructures.

AltaGas peut aussi bénéficier d'occasions accrues d'acquérir des infrastructures de collecte et de traitement auprès de producteurs ou d'en construire pour le compte de producteurs qui désirent investir du capital dans des activités d'exploration et de production plutôt que des activités non essentielles, comme le traitement.

Les zones existantes de collecte et de traitement sur place sont généralement entourées de réseaux de collecte et de traitement se voisinant ou se chevauchant. Au fur et à mesure qu'AltaGas a pris de l'essor, les occasions d'expansion par le raccordement de nouveaux puits et la construction ou l'achat d'installations et de réseaux avoisinants ont augmenté.

**Collecte et traitement sur place – Usine type de traitement de gaz sur place**


Réfrigération
Gaz naturel traité aux gazoducs en aval
Gaz non corrosif
Compression
Déshydratation
Gaz non corrosif
Séparation à l'entrée
Gaz corrosif
Compression
Adoucissement
LGN
(transportés par camion aux colonnes de fractionnement)
Gaz sulfureux (pour l'élimination)
Séparation à l'entrée

Le gaz naturel brut recueilli à la tête des puits est un mélange de méthane et d'autres composantes d'hydrocarbures et d'impuretés, y compris de la vapeur d'eau, du dioxyde de carbone et du sulfure d'hydrogène. Le gaz brut qui contient du sulfure d'hydrogène en excédent des spécifications des gazoducs en aval est considéré comme corrosif. Tous les autres types de gaz sont considérés comme non corrosifs. Le gaz corrosif doit être traité davantage au moyen d'un processus d'adoucissement pour retirer le sulfure d'hydrogène et être conforme aux spécifications des gazoducs. Tout le gaz naturel doit avoir été traité pour en retirer les impuretés et les diverses composantes d'hydrocarbures avant d'être livré par des gazoducs en aval à des fins de vente et de consommation. La quantité et la complexité du traitement exigé avant que le gaz brut soit de qualité marchande sont fonction de la quantité de LGN et d'impuretés présents dans le gaz brut.

Le gaz naturel brut est tout d'abord recueilli à la tête de puits par des réseaux de collecte avant d'être livré à une usine pour y être traité. Chaque usine de gaz naturel est conçue d'après la composition du gaz brut qui y sera traité. Le gaz naturel qui ne contient que des quantités infimes de LGN ou d'autres éléments n'aura pas à être soumis à certains processus dans une usine type de traitement du gaz naturel.

Le gaz naturel brut arrivant à l'usine est soumis à une opération de séparation pour en retirer l'eau résiduelle et tous les LGN libres. Si le gaz naturel est corrosif, on l'adoucit en en retirant l'hydrogène sulfuré. D'ordinaire, on déshydrate alors le gaz pour en retirer toute trace d'eau. S'il reste passablement de LGN dans le gaz non corrosif, on les retire afin de respecter les spécifications des pipelines en aval. Les LGN ont en général une valeur plus élevée s'ils sont extraits sous forme liquide et il est possible de récupérer plus de LGN que les spécifications des gazoducs en aval l'exigent afin d'en bénéficier au maximum. Ce processus de récupération supplémentaire peut se faire dans les usines de gaz sur place ou dans des usines d'extraction à grande échelle. Voir « Extraction et transport ». AltaGas est capable d'extraire les LGN dans 31 de ses usines de traitement du gaz naturel sur place.

Le reste du gaz traité quittant l'usine est livré à un gazoduc de transport en aval pour être finalement distribué sur les marchés des utilisateurs finaux. Les LGN doivent encore être traités pour être fractionnés en leurs composantes individuelles : propane, butane et pentanes plus. Les LGN peuvent être fractionnés sur place ou transportés par camion ou par gazoduc vers des installations de fractionnement.

**Collecte et traitement sur place – Installations**

Le secteur de collecte et de traitement sur place d'AltaGas tire ses produits d'exploitation des frais exigés pour transformer le gaz naturel dans une installation de traitement ou le recueillir par un réseau de collecte.

AltaGas vise l'amélioration constante, l'excellence opérationnelle et l'utilisation maximale des installations qu'elle exploite; en outre, elle cherche à dépasser constamment les taux d'utilisation moyens du BSOC. L'augmentation des volumes traités aux installations, qui provient du raccord de nouveaux puits et de la réactivation, la remise en production et l'optimisation des puits opérées par les producteurs, est contrebalancée par le fléchissement de la production naturelle. Le montage des installations sur patins permet à AltaGas de répartir ces actifs en fonction des besoins de traitement des producteurs, ce qui augmente les volumes de traitement, la rentabilité et l'utilisation.

**Capacité et débit des installations de collecte et de traitement sur place (sauf le complexe RET)**

| | 2007 | 2006 |
|---|---|---|
| Capacité brute (Mpi³/j)[(1)(3)] | 1 023 | 1 021 |
| Croissance de la capacité d'une année à l'autre (%) | - | 6 |
| Débit brut (Mpi³/j)[(2)(3)] | 511 | 549 |
| Débit annuel brut (Mpi³/j)[(3)] | 527 | 555 |
| Utilisation de la capacité (%) | 52 | 54 |

(1) Au 31 décembre.
(2) Moyenne du quatrième trimestre.
(3) Les chiffres bruts ne tiennent pas compte de la participation directe d'AltaGas.

La demande pour le gaz naturel a entraîné un chiffre estimatif de 12 635 achèvements de puits de gaz et environ 16,2 Gpi³/j de production commercialisable moyenne dans le BSOC en 2007, selon Ziff Energy Group. Le secteur de collecte et de traitement sur place a raccordé 304 puits en 2007, comparativement à 384 raccordements en 2006. La réduction des prix du gaz a retardé les activités de production en 2007 dans la plupart des zones où AltaGas exerce ses activités.

Le taux d'utilisation moyen des installations est passé de 54 % en 2006 à 52 % en 2007. AltaGas a connu une baisse de son débit, principalement en raison de la réduction des activités de forage et des déclins naturels. Les activités de production ont été influencées par une baisse de la rentabilité et une incertitude quant aux conséquences du nouveau régime de redevances albertain, qui n'a pas été annoncé avant octobre 2007. En 2008, AltaGas s'attend à ce que les activités de production rebondissent, étant donné que les coûts d'exploitation moyens ont diminué, que le prix du gaz naturel est supérieur aux faibles niveaux de 2007 et que l'introduction du nouveau cadre de redevances albertain devrait apporter une meilleure stabilité à l'industrie. Par conséquent, AltaGas prévoit que la demande pour les installations de collecte et de traitement augmentera, réduisant par le fait même l'incidence des déclins naturels. AltaGas s'attend également à ce que sa stratégie visant à augmenter le pourcentage des coûts d'exploitation imputés aux producteurs, les volumes provenant de ses nouvelles installations et les dispositions d'achat ferme réduisent l'incidence de la réduction des raccordements et d'autres déclins naturels.

**Collecte et traitement sur place – Importantes zones d'exploitation**

AltaGas a par le passé mis l'accent sur la propriété et l'exploitation d'installations de traitement du gaz naturel mobiles et de petite taille dans l'Ouest du Canada, dotées d'une capacité de traitement de moins de 50 Mpi³/j et qui, à son avis, la distingue de la plupart de ses concurrents. Les installations d'AltaGas sont souvent physiquement reliées pour créer des complexes offrant différentes possibilités de livraison et des produits d'exploitation continus même si l'une des usines du complexe est fermée.

En 2007, AltaGas a construit l'installation d'Acme dans le but précis de traiter un nouveau projet de MH. En outre, elle a acquis l'installation de traitement de 5 Mpi³/j de Corbett Creek et des conduites de collecte dans une zone où la production de MH est importante.

Le 31 juillet 2007, AltaGas a vendu à Utility Group sa participation de un tiers dans la coentreprise Ikhil dans le cadre de son plan visant à se départir d'actifs de production non essentiels. La coentreprise Ikhil a livré en moyenne environ 1,5 Mpi³/j de gaz sec non corrosif à une installation de traitement sur place de 8 Mpi³/j. Au cours du troisième trimestre de 2007, l'installation de 5 Mpi³/j de Del Bonita a été mise hors service puisque les producteurs dans cette zone n'ont pas trouvé de réserves suffisantes. L'installation a été démontée et le matériel redistribué à d'autres zones d'exploitation d'AltaGas.

Dans le cadre de l'acquisition de Taylor réalisée le 10 janvier 2008, AltaGas a acquis une participation de 88,2 % dans les trois installations interreliées du complexe RET, soit une capacité brute de 150 Mpi³/j. AltaGas est aussi devenue l'exploitant du complexe RET à la suite de l'acquisition.

Comptant 77 installations de traitement dans 30 zones d'exploitation, notamment le complexe RET, le secteur de collecte et de traitement sur place d'AltaGas n'est pas tributaire d'une installation ou d'une zone d'exploitation en particulier.

Le tableau ci-après résume les plus importantes zones d'exploitation de collecte et de traitement sur place d'AltaGas au 31 décembre 2007, à l'exception du complexe RET :

| Zone d'exploitation | Propriété (%) | Type d'installation | Nbre d'usines | Capacité brute (Mpi³/j) (1) | Débit brut (Mpi³/j) (1) (2) | Nombre de compresseurs (suppresseurs compris) | Exploitée ou inexploitée |
|---|---|---|---|---|---|---|---|
| **Ouest du Canada** | | | | | | | |
| **Nord** | | | | | | | |
| Ante Creek | 100,0 | Non corrosif | 1 | 36 | 25,8 | 2 | Exploitée |
| Barrhead | 68,0 | Non corrosif/ corrosif | 6 | 72 | 17,7 | 15 | Exploitée |
| Blair Creek | 100,0 | Non corrosif | 1 | 24 | 4,7 | 2 | Exploitée |
| Clear Hills | 100,0 | Corrosif | 1 | 10 | 7,6 | 2 | Exploitée |
| Clear Prairie | 100,0 | Non corrosif | 1 | 15 | 2,7 | 1 | Exploitée |
| CMB (3) | 75,0 | Non corrosif/ corrosif | 3 | 16 | 7,3 | 7 | Exploitée |
| Cold Lake | 86,6 | Non corrosif | 8 | 67 | 35,3 | 31 | Exploitée |
| Pouce Coupe | 76,75 | Non corrosif | 1 | 43 | 5,8 | 2 | Exploitée |
| Prairie River | 100,0 | Non corrosif | 1 | 20 | 7,7 | 8 | Exploitée |
| Rainbow Lake | 100,0 | Corrosif | 1 | 40 | 20,7 | 2 | Exploitée |
| Thornbury | 100,0 | Non corrosif | 7 | 32 | 11,0 | 14 | Exploitée |
| Wabasca | 100,0 | Non corrosif/ corrosif | 4 | 90 | 41,2 | 17 | Exploitée |
| Windfall | 100,0 | Non corrosif | 2 | 44 | 20,5 | 4 | Exploitée |
| Sous-total (nord) | | | 37 | 509 | 208,0 | 107 | |
| **Sud** | | | | | | | |
| Acme | 100,0 | Non corrosif | 1 | 10 | 1,8 | 2 | Exploitée |
| Alder Flats | 100,0 | Non corrosif | 1 | 40 | 13,7 | 3 | Exploitée |
| Bantry | 100,0 | Corrosif | 1 | 25 | 11,5 | 8 | Exploitée |
| Birch Wavy South | 89,5 | Non corrosif | 5 | 28 | 25,7 | 12 | Exploitée |
| Birch Wavy North | 81,0 | Non corrosif | 7 | 78 | 53,5 | 28 | Exploitée |
| Bonnie Glen | 100,0 | Non corrosif | 2 | 41 | 58,9(4) | 11 | Exploitée |
| Central Border | 100,0 | Non corrosif/ corrosif | 8 | 90 | 45,0 | 24 | Exploitée |
| Kirkpatrick | 100,0 | Non corrosif | 1 | 14 | 6,9 | 5 | Exploitée |
| Princess | 100,0 | Corrosif | 1 | 20 | 11,3 | 1 | Exploitée |
| South Foothills | 66,0 | Non corrosif/ corrosif | 3 | 78 | 39,5 | 9 | Exploitée/ inexploitée |
| Sylvan Lake | 100,0 | Non corrosif | 1 | 30 | 19,4 | 9 | Exploitée |

| Zone d'exploitation | Propriété (%) | Type d'installation | Nbre d'usines | Capacité brute (Mpi³/j) (1) | Débit brut (Mpi³/j) (1) (2) | Nombre de compresseurs (suppresseurs compris) | Exploitée ou inexploitée |
|---|---|---|---|---|---|---|---|
| Autres | 100,0 | Non corrosif/ corrosif | 5 | 55 | 14,4 | 12 | Exploitée/ inexploitée |
| Sous-total (sud) | | | 36 | 509 | 301,6 | 124 | |
| **Montana (É.-U.)** | | | | | | | |
| Coutts | 100,0 | Non corrosif | 1 | 5 | 1,0 | - | Exploitée |
| **Total** | | | **74** | **1 023** | **510,6** | **231** | |

(1) Les chiffres bruts ne tiennent pas compte de la participation directe d'AltaGas.
(2) Représente la moyenne du quatrième trimestre.
(3) Craigend, Elinor Lake (auparavant, McGuffin Lake) et Beaver Lake.
(4) Comprend les volumes collectés, mais non traités, à l'usine d'AltaGas.

**Collecte et traitement sur place – Clients**

En 2007, AltaGas a fait affaire avec plus de 250 clients dans ses zones d'exploitation, aucun client n'apportant plus de 6 % des produits d'exploitation nets du secteur de collecte et de traitement sur place en 2007. Les dix principaux clients du secteur de collecte et de traitement sur place représentaient 13 % des produits d'exploitation nets consolidés en 2007.

**Collecte et traitement sur place – Contrats**

AltaGas s'occupe de la collecte et du traitement du gaz naturel aux termes de contrats avec des producteurs de gaz naturel. Il existe environ 1 400 contrats actifs de collecte et de traitement. En général, ces contrats :

- fixent les tarifs des services de collecte et de traitement offerts par AltaGas;
- délimitent les droits d'accès des producteurs aux services de collecte et de traitement;
- établissent les engagements de débit minimum avec les producteurs et suivent alors les structures tarifaires pertinentes pour recouvrer le capital investi au début de la durée du contrat si AltaGas doit faire une dépense en immobilisations;
- établissent les conditions auxquelles la production future sera traitée à une installation d'AltaGas;
- aident à réduire le risque lié au volume.

Les capitaux qu'AltaGas doit engager pour acquérir ou développer des installations de collecte et de traitement sont établis par l'évaluation qu'elle fait de la production à traiter à l'installation, des réserves dans la région, de l'importance des droits d'exclusivité sur les réserves et des frais de traitement devant être payés par les producteurs pour ses services. Lorsqu'une installation est acquise, AltaGas fait une évaluation indépendante des réserves de gaz naturel et de la production dans la zone entourant chaque installation en se servant, entre autres sources, des données sur la production et des estimations des réserves de l'ERCB, ainsi que des rapports sur les réserves des producteurs pour la région. AltaGas effectue aussi un examen sur les lieux de l'usine et du matériel et passe en revue les frais d'exploitation et d'entretien pour chaque installation.

**Structure tarifaire**

Au moment d'établir les dispositions contractuelles appropriées, notamment une période de remboursement raisonnable de ses capitaux investis, AltaGas cherche à faire correspondre ses propres intérêts avec les objectifs financiers et commerciaux de ses clients producteurs. La plupart des contrats de collecte et de traitement d'AltaGas comportent des structures tarifaires fondées sur le service volumétrique, en fonction d'un tarif par kpi³ de débit. Les structures tarifaires fondées sur le service volumétrique peuvent comprendre une provision pour le recouvrement de frais d'exploitation réels, qui compense davantage le risque financier lié à la variabilité des volumes. Le recouvrement des frais d'exploitation est demeuré à 39 % en 2007, tout comme en 2006. En outre, environ 79 % des contrats en vigueur au 31 décembre 2007 étaient assujettis à une indexation annuelle des prix en fonction de l'indice albertain des prix à la consommation. Cette structure de redevances à façon (par opposition à une structure fondée sur les écarts dans le prix des marchandises dont se servent surtout les sociétés intermédiaires aux États-Unis) évite l'exposition au risque sur marchandises étant donné que les produits d'exploitation sont tributaires des volumes traités. L'investissement d'AltaGas est généralement protégé par la durée de vie des réserves sous-jacentes à l'installation puisque les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

AltaGas peut appuyer ses engagements en matière de capitaux en utilisant une ou plusieurs des dispositions contractuelles ci-après :

**Achat ferme :** Les contrats d'achat ferme sont conçus pour veiller à ce qu'AltaGas recouvre son capital investi dans un délai relativement court, en exigeant des producteurs qu'ils prennent envers AltaGas des engagements relatifs à un volume minimum ou au recouvrement du capital. Aux termes des engagements relatifs à un volume minimum, le producteur doit faire traiter un volume précis à un taux par $kpi^3$ au cours d'une période précise ou acquitter tout déficit des produits d'exploitation. La somme des produits d'exploitation tirés du traitement procure à AltaGas un rendement du capital et un remboursement de capital au cours d'une période précise. Le risque se limite à la solvabilité de la contrepartie. Au cours des dernières années, la stratégie d'AltaGas a changé et vise maintenant l'obtention d'engagements relatifs à un volume mensuel minimum afin de réduire le risque de crédit, changement qui a engendré des rentrées de fonds prévisibles.

**Recouvrement du capital et des frais d'exploitation :** AltaGas facture deux prix distincts au producteur, l'un qui procure un rendement et un remboursement du capital et l'autre qui couvre les frais d'exploitation d'AltaGas. Le rendement du capital et le remboursement de capital deviennent plus certain en réduisant le risque de frais d'exploitation imprévus. Le risque se limite en grande partie à la période de production.

**Zone d'intérêt réciproque :** Lorsque AltaGas acquiert une installation, le vendeur est d'ordinaire le plus important producteur qui utilise cette installation. Par conséquent, AltaGas a habituellement le droit de faire la collecte et le traitement de la plus grande portion de la production de gaz naturel associée aux installations qu'elle acquiert grâce à ses contrats d'exclusivité à l'égard des réserves, ce qui réduit la possibilité que des concurrents construisent des usines dans la même région. Le risque se limite en grande partie à la période de production. Les modalités contractuelles font également en sorte que la production future qui sera mise en service dans une zone précise soit acheminée vers une installation d'AltaGas. Le débit futur du gaz naturel est généralement garanti par des engagements contractuels du vendeur de l'installation visant l'acheminement exclusif de la production future provenant de réserves spécifiées ou de régions futures d'aménagement voisines de l'installation.

**Concession géographique avec droit de désengagement :** Des dispositions contractuelles permettent à AltaGas de résilier ou de renégocier un contrat s'il s'avère non rentable de continuer le traitement. Le risque se limite en grande partie à la période de production et aux efficiences des frais d'exploitation.

**Durée**

Lorsque des réserves de gaz naturel sont réservées en exclusivité aux termes d'un contrat, celui-ci porte habituellement sur plus d'une année et peut valoir pour la durée de vie des réserves en fonction des capitaux investis par AltaGas dans l'installation. Lorsque des réserves n'ont pas été réservées en exclusivité aux termes d'un contrat ou si AltaGas n'a pas engagé de capitaux considérables, les contrats peuvent d'ordinaire être résiliés par l'une ou l'autre des parties moyennant trois mois d'avis. Comme il l'a été mentionné, les puits exploités demeurent généralement raccordés à un réseau de collecte et de traitement pendant toute leur durée productive.

**Type de services**

De manière générale, les producteurs se voient offrir un service ferme ou interruptible. Le service ferme accorde aux producteurs une priorité pour faire traiter leur gaz naturel à une installation donnée d'AltaGas, sous réserve de l'entretien dans le cours normal des activités et des cas de force majeure. Le service interruptible désigne le service qui n'est disponible que si l'installation d'AltaGas donnée dispose de la capacité nécessaire après avoir respecté tous ses engagements de service continu. De manière générale, un producteur profite d'ordinaire du service ferme lorsqu'il attribue en exclusivité ses réserves à une installation d'AltaGas.

**Collecte et traitement sur place – Charges d'exploitation et d'entretien**

Les charges d'exploitation et frais d'entretien pour les installations de collecte et de traitement comportent en général : (i) les frais de main-d'œuvre reliés aux opérateurs; (ii) les matières premières consommées lors du traitement ou de l'entretien, y compris les produits chimiques et lubrifiants; (iii) les frais reliés aux baux des terrains; (iv) les taxes foncières; (v) les coûts du carburant et de l'électricité; (vi) les autres frais généraux. Pour ce qui est des usines exploitées par AltaGas, les frais les plus importants découlent de la main-d'œuvre, des services publics, des impôts fonciers et des coûts des réparations et de l'entretien. Les réparations et les travaux d'entretien sont prévus pour réduire au minimum les temps morts et ont lieu en même temps, si possible, que les activités d'entretien des puits des producteurs. L'une des stratégies d'AltaGas consiste à augmenter le nombre de contrats comportant des dispositions qui prévoient le transfert de coûts d'exploitation.

**Collecte et traitement sur place – Concurrence**

Au Canada, les entreprises indépendantes intermédiaires n'occupent actuellement qu'une faible partie du secteur intermédiaire de traitement sur place. AltaGas estime que, en ce qui a trait à la capacité nette, environ 20 % de la capacité totale estimative de traitement sur place dans l'Ouest canadien appartient à des entreprises indépendantes intermédiaires. AltaGas fait concurrence à d'autres entreprises intermédiaires exerçant leurs activités dans le BSOC, notamment Keyera Facilities Income Fund, Spectra Energy Income Fund (auparavant Duke Energy Income Fund), SemCanada L.P., Provident et ATCO Midstream Ltd. En 2007, AltaGas a traité une moyenne de 527 $Mpi^3$/j, soit environ 3 % des volumes produits dans le BSOC. La majorité de la collecte et du traitement continue généralement d'être prise en charge par les sociétés d'exploration et de production de gaz naturel en amont.

Le marché de la collecte et du traitement sur place ainsi que la concurrence continuent d'évoluer. AltaGas estime que ses stratégies de collecte et de traitement sur place et ses avantages concurrentiels continueront de lui permettre d'être concurrentielle sur le marché intermédiaire. AltaGas estime de plus que ses compétences opérationnelles et sa pénétration du marché font d'elle un excellent partenaire commercial pour bon nombre de sociétés d'exploration et de production.

**EXTRACTION ET TRANSPORT**

Le secteur d'extraction et de transport d'AltaGas a rapporté des produits d'exploitation nets de 67,4 millions de dollars au cours de l'exercice terminé le 31 décembre 2007, soit environ 21 % du total des produits d'exploitation nets de la Fiducie, compte non tenu des éliminations intersectorielles. Le capital de croissance total dépensé à l'égard des installations d'extraction et de transport en 2007 s'élevait à 3,3 millions de dollars.

**Extraction et transport – Stratégie commerciale**

Le secteur d'extraction et de transport fournit à ses clients des services de traitement et de transport sûrs et fiables. Sa stratégie met l'accent sur l'optimisation de l'infrastructure actuelle et l'augmentation du débit et de la part du marché dans le but d'améliorer la rentabilité au moyen de contrats à long terme à prix forfaitaire ou de contrats fondés sur le coût du service.

La stratégie commerciale du secteur d'extraction et de transport est la suivante :

- maximiser la rentabilité des infrastructures d'extraction et de transport :
    - augmenter le débit et l'utilisation des infrastructures actuelles d'extraction et de transport;
    - renégocier les contrats de service en vue d'augmenter les rendements;
    - conclure des ententes commerciales disposant de composantes à prix forfaitaire à long terme ou fondées sur le coût du service;
    - utiliser des couvertures d'écart «*frac* » pour bloquer les marges et réduire l'exposition à la volatilité des écarts «*frac* »;
    - exploiter des usines pour réduire le risque de perte lorsque les écarts «*frac* » sont faibles;
    - faire fructifier les actifs et les services existants dans le but d'atteindre une croissance relutive;
    - offrir des services de commercialisation, de gestion des transports et de traitement en coopération avec les secteurs des services énergétiques et de collecte et de traitement sur place;
- accroître les infrastructures d'extraction et de transport :
    - acquérir et développer de nouvelles installations;
    - augmenter la participation directe dans des usines détenues en propriété partielle.

Le principal catalyseur opérationnel de l'entreprise d'extraction est le volume d'éthane et de LGN produit, qui est en corrélation directe avec le volume de gaz naturel traité, la composition du gaz naturel, l'efficience du processus de récupération de l'usine, la durée des opérations à l'usine, les ententes contractuelles et le prix des marchandises.

Les principaux inducteurs de valeur de l'entreprise de transport sont les gains de frais qui sont fondés sur les volumes sous contrat et la capacité de transport pour répondre aux besoins nouveaux et croissants des clients en ce qui a trait à la livraison de gaz sur le marché.

**Extraction et transport - Débouchés**

Des occasions de croissance dans l'extraction pourraient survenir à la suite de ce qui suit : des modifications d'usines visant à augmenter les produits récupérés dans des installations dans lesquelles AltaGas a déjà des propriétés; l'augmentation de participations dans des usines d'extraction existantes au moyen de la construction de nouvelles

installations; l'augmentation du débit en raison de conventions d'extraction supplémentaires. Les débouchés procurés par les usines d'extraction reposent généralement sur la conclusion d'un contrat à long terme de traitement de l'éthane à prix coûtant majoré avec des producteurs d'éthylène de l'Alberta et d'ententes de traitement de LGN à long terme à prix forfaitaire et sur un faible pourcentage de ventes de LGN à court terme en fonction d'un indice établi à Edmonton ou aux États-Unis.

En raison de la nature intégrée des activités d'AltaGas, les services de transport sont souvent offerts en combinaison avec les services de collecte et de traitement, de commercialisation du gaz naturel et d'extraction d'AltaGas. AltaGas travaille avec des clients à la création de solutions de transport dans des zones où la capacité des gazoducs est limitée ou non existante. AltaGas recherche principalement des débouchés issus d'arrangements contractuels à long terme fondés sur le coût du service. L'augmentation des activités liées au pétrole lourd dans la zone de Cold Lake devrait donner à AltaGas l'occasion supplémentaire d'étendre son réseau de Cold Lake d'une manière semblable à celle de l'expansion réalisée en 2007. Les activités de forage dans les zones desservies par les autres actifs de transport d'AltaGas devraient également fournir des occasions d'étendre les infrastructures et d'augmenter l'utilisation des actifs.

**Extraction – Description des activités**

AltaGas possède une capacité de traitement par l'entremise de sa participation dans deux usines d'extraction à Empress (Alberta), une usine d'extraction à Joffre (Alberta) et une autre à Edmonton (Alberta). L'installation de fractionnement sur place de Bantry d'AltaGas fait aussi partie des activités d'extraction. Les usines d'extraction génèrent des produits d'exploitation stables liés au prix forfaitaire et fondées sur le coût du service et sur les marges. Au 31 décembre 2007, la capacité nette d'entrée de gaz brut d'AltaGas à ces usines était de 554 $Mpi^3/j$. Grâce à l'acquisition de Taylor réalisée le 10 janvier 2008, AltaGas a ajouté à ses actifs le complexe Harmattan (Alberta) détenu en propriété exclusive, une participation de 56,7 % dans les activités d'extraction de LGN et une participation de 100 % dans les activités de fractionnement et de terminal de LGN à l'usine d'extraction Younger (Colombie-Britannique) et a augmenté sa participation dans l'usine d'extraction de Joffre (Alberta) pour la porter à 100 %. Le complexe Harmattan a une capacité d'entrée de gaz naturel sous licence de 490 $Mpi^3/j$, une unité d'extraction de LGN « coupes lourdes » et une capacité nette de fractionnement de LGN de 25 000 b/j et des installations de terminal de LGN. L'usine d'extraction Younger a une capacité de traitement nette de 425 $Mpi^3/j$ et possède des installations de fractionnement et de terminal de LGN dotées d'une capacité nette de 25 000 b/j. L'augmentation de la participation dans l'usine de Joffre a ajouté une capacité nette de 125 $Mpi^3/j$ et une installation de terminal dotée d'une capacité nette de 5 200 b/j. AltaGas exploite l'UEEE, l'installation de fractionnement sur place de Bantry et, à compter du 10 janvier 2008, l'usine d'extraction de Joffre, le complexe Harmattan et l'usine d'extraction Younger.

La valeur de l'extraction de l'éthane et des LGN est tributaire de la différence entre la valeur de l'éthane, du propane, du butane et des pentanes plus comme marchandises vendues séparément et leur valeur en tant qu'éléments constitutifs du gaz naturel. Cette différence est connue sous le nom d'écart « *frac* ». Si les composantes ne sont pas extraites, elles sont vendues comme du gaz naturel pour leur valeur calorifique au prix courant du gaz naturel. Sous forme d'éthane et de LGN, les composantes sont vendues à des prix supérieurs faisant état de la plus grande valeur de chacun des produits individuels. Dans la plupart des cas, les LGN récupérés aux usines de traitement et d'extraction de gaz naturel dans l'Ouest du Canada sont livrés dans un réseau de gazoducs qui collecte les LGN et les achemine à Fort Saskatchewan (Alberta) ou à Sarnia (Ontario). Les LGN sont directement employés comme source énergétique et comme matières premières dans l'industrie pétrochimique et l'industrie du raffinage du pétrole brut. Les LGN, principalement l'éthane, sont des matières premières pour la production d'éthylène.

Les propriétaires d'installations d'extraction ont le droit d'extraire des liquides de gaz naturel, soit directement en qualité de propriétaire du gaz, soit aux termes de contrats d'extraction de gaz. Aux termes d'une entente commerciale type, le propriétaire d'une usine d'extraction d'éthane et de LGN contracte avec les expéditeurs sur un réseau de transport de gaz pour obtenir le droit d'extraire l'éthane et les LGN du gaz naturel de l'expéditeur. En retirant l'éthane et les LGN, l'usine d'extraction extrait en fait ou réduit en partie l'énergie contenue dans le gaz naturel de l'expéditeur. Le propriétaire de l'usine d'extraction verse à l'expéditeur un paiement pour l'énergie extraite, sinon il achète un volume suffisant de gaz naturel sur le marché afin de remplacer l'énergie extraite et donc de garder entier le volume de l'expéditeur. Le gaz ainsi acheté est désigné en tant que gaz d'appoint ou de rattrapage. Les modalités des contrats d'extraction peuvent prévoir un traitement ferme ou interruptible et peuvent être d'une durée mensuelle ou de plusieurs années. À l'heure actuelle, la majorité des contrats d'extraction d'AltaGas sont des ententes d'une durée de plusieurs années.

**Extraction – Structures tarifaires des usines**

Les propriétaires d'installations d'extraction obtiennent le droit d'extraire des liquides du gaz naturel, soit directement en qualité de propriétaire du gaz, soit aux termes de contrats d'extraction de gaz. Aux termes d'une entente commerciale

type, le propriétaire d'une usine d'extraction d'éthane et de LGN contracte avec les expéditeurs sur un réseau de transport de gaz pour obtenir le droit d'extraire l'éthane et les LGN du gaz naturel de l'expéditeur. En retirant l'éthane et les LGN, l'usine d'extraction extrait en fait ou réduit en partie l'énergie contenue dans le gaz naturel de l'expéditeur. Le propriétaire de l'usine d'extraction verse à l'expéditeur un paiement pour l'énergie extraite, sinon il remplace l'énergie extraite afin de garder entier le volume de l'expéditeur. Le gaz ainsi acheté est désigné en tant que gaz d'appoint ou de rattrapage.

La part de la production d'éthane revenant à AltaGas est vendue en vertu d'ententes à prix forfaitaire ou fondées sur le coût du service et à long terme qui n'assument pas de risque sur marchandises (ententes fondées sur le coût du service visant l'éthane). Le prix de vente obtenu aux termes de ces contrats prévoit un rendement et un remboursement du capital et le recouvrement de certains frais d'exploitation, notamment le gaz d'appoint attribuable à cette production. La quote-part de la production d'éthane revenant à AltaGas est vendue à la sortie des usines, l'acheteur du produit étant responsable de la totalité du transport et de la manutention en aval. Les ventes d'éthane d'AltaGas fournissent des réserves de rentrées de fonds stables et prévisibles.

La production de LGN d'AltaGas est vendue aux termes de diverses ententes. Environ 70 % de la production de LGN d'AltaGas est vendue en vertu d'ententes à prix forfaitaire à long terme (ententes à prix forfaitaire visant les LGN). Ces volumes ne comportent aucun risque sur marchandises. Les produits d'exploitation tirés de cette partie des ventes de LGN constituent une source stable et prévisible de rentrées de fonds.

Sur la partie de la production d'extraction qui n'est pas vendue aux termes d'ententes fondées sur le coût du service visant l'éthane ou d'ententes à prix forfaitaire visant les LGN, le rendement est assujetti à l'écart du prix entre les LGN extraits et le gaz naturel acheté pour compenser la valeur calorifique des LGN extraits (écart «*frac* »).

Environ 26 % de la production nette de LGN d'AltaGas (8,7 % du total de la production d'extraction) est vendue en vertu de contrats à court terme subordonnées à l'écart «*frac* » (contrats visant les écarts de LGN). Si les prix des marchandises ou les frais d'exploitation rendent l'extraction des LGN non rentable, les LGN peuvent être réinjectés ou les installations peuvent être mises au ralenti ou fermées. Dans ce cas, la souplesse opérationnelle des contrats commerciaux se traduit par un effet minime sur les marges.

Le diagramme qui suit illustre la marge d'exploitation selon le type de contrat d'extraction. En 2007, AltaGas a bénéficié d'écarts «*frac* » inégalés.


LGN - écart
LGN - prix forfaitaire
Éthane
Marge d'exploitation
100 %
80 %
60 %
40 %
20 %
0 %
2007
2006
2005

**Extraction – Production des usines**

La production des usines d'extraction est tributaire du volume de gaz naturel traité, de la composition du gaz naturel, de l'efficience du processus de récupération de l'usine et de la durée des opérations à l'usine. Le tableau ci-après présente un résumé de la capacité d'AltaGas et de la production relative aux usines d'extraction et de fractionnement dans lesquelles AltaGas détient une participation.

| Usine d'extraction ou de fractionnement | Participation (%)[1] | Capacité de traitement d'AltaGas à l'entrée ($Mpi^3/j$)[1] | Production de liquides en 2007 (b/j)[2] | | Production de liquides en 2006 (b/j)[2] | | Exploitée ou non exploitée |
|---|---|---|---|---|---|---|---|
| Edmonton (UEEE) | 48,667 | 190 | LGN<br>Éthane | 2 482<br>7 470 | LGN<br>Éthane | 2 290<br>7 815 | Exploitée |
| Empress ATCO (EGLJV) | 7,2 | 79 | LGN<br>Éthane | 913<br>958 | LGN<br>Éthane | 678<br>703 | Inexploitée |
| Empress Provident (PEEP) | 11,25 | 135 | LGN<br>Éthane | 1 648<br>2 931 | LGN<br>Éthane | 1 375<br>2 456 | Inexploitée |
| Joffre (JEEP)[3] | 50,0 | 125 | LGN<br>Éthane | 958<br>2 900 | LGN<br>Éthane | 882<br>2 861 | Inexploitée |
| Bantry | 100,0 | 25 | LGN | 214 | LGN | 232 | Exploitée |
| **Total[4]** | | **554** | **LGN**<br>**Éthane** | **6 215**<br>**14 259** | **LGN**<br>**Éthane** | **5 457**<br>**13 835** | |

(1) Au 31 décembre 2007.
(2) Volumes moyens du quatrième trimestre.
(3) Le 10 janvier 2008, AltaGas a réalisé l'acquisition de Taylor, qui était propriétaire à 50 % de JEEP et en était l'exploitant au 31 décembre 2007. À la suite de l'acquisition, AltaGas est propriétaire à 100 % de JEEP et en est l'exploitant.
(4) Compte non tenu des LGN sur place.

Au cours des deux dernières années, la production moyenne annuelle des usines d'extraction et de fractionnement sur place d'AltaGas a été la suivante :

| Production des usines d'extraction et de fractionnement [1] | 2007 | 2006 |
|---|---|---|
| LGN (b/j) | 6 752 | 6 564 |
| Éthane (b/j) | 13 356 | 13 132 |
| **Total** | **20 108** | **19 696** |

(1) Quantité moyenne nette de b/j revenant à AltaGas pour les exercices terminés les 31 décembre.

**Extraction – Usine d'extraction d'Empress ATCO**

Au 31 décembre 2007, la participation d'AltaGas dans l'usine d'extraction d'Empress ATCO située dans le sud-est de l'Alberta, à la frontière de la Saskatchewan, s'établissait à 7,2 %. La participation restante de 92,8 % dans l'installation appartient dans des proportions diverses à neuf autres propriétaires. La participation d'AltaGas correspond à une quote-part de 79 $Mpi^3/j$ de la capacité à l'entrée de l'usine de 1 100 $Mpi^3/j$. L'approvisionnement en gaz ferme actuel par contrat est de 79 $Mpi^3/j$, dont 24 $Mpi^3/j$ font l'objet d'un engagement jusqu'en décembre 2009 et le reste fait l'objet d'ententes d'approvisionnement annuelles et mensuelles. À l'usine d'extraction d'Empress ATCO, AltaGas traite également les volumes de gaz interruptibles qui sont mis à la disposition de l'usine par le secteur des services énergétiques et les volumes de gaz détournés en raison de la fermeture de son autre installation d'Empress. Comme il y a cinq autres usines d'extraction dans la région d'Empress, les droits d'extraction des producteurs font l'objet d'une vive concurrence entre les propriétaires des usines. L'usine d'Empress ATCO comprend quatre lignes de traitement qui procurent la souplesse nécessaire pour gérer facilement la production en vue de réduire les frais d'exploitation et le risque opérationnel et de minimiser ainsi tout risque de ralentissement causé par la fluctuation des volumes de production.

La production d'éthane est vendue aux termes d'une entente de vente à long terme à prix coûtant majoré. La quote-part revenant à AltaGas de la production de LGN à l'usine d'Empress ATCO est vendue en vertu d'ententes de commercialisation d'une durée de un an à tacite reconduction au prix mensuel du marché des LGN. Outre cette entente de commercialisation, environ 36 % de la quote-part revenant à AltaGas de la production de LGN génère des produits d'exploitation en vertu d'une entente de résultats à long terme qui comprend des frais de traitement et dans le cadre de laquelle les produits d'exploitation varient en fonction des prix des marchandises.

**Extraction – Usine d'extraction d'Empress Provident**

Le 1er avril 1998, AltaGas a acquis une participation de 10 % dans l'usine d'extraction d'Empress Provident, qui est entrée en service en septembre 1996 et qui est située à 2 km au sud-est de l'usine d'extraction d'Empress ATCO. L'usine est autorisée sous licence à traiter 1 200 Mpi³/j de gaz naturel, dont 120 Mpi³/j représentaient la quote-part d'AltaGas. En octobre 2003, des modifications ont été apportées pour accroître l'efficacité de récupération d'éthane. La quote-part d'AltaGas des coûts de modification s'est chiffrée à 5,5 millions de dollars et le projet a plus que doublé sa production d'éthane, la faisant passer à environ 2 400 b/j. Le 15 décembre 2006, AltaGas a augmenté sa participation dans l'usine, qui est passée à 11,25 %, ainsi que sa quote-part de la capacité de traitement, qui est passée à 135 Mpi³/j.

Pour gérer le risque lié à son approvisionnement en gaz à cette usine, AltaGas a obtenu une capacité à long terme suffisante de gaz naturel de sorte que la totalité de sa quote-part de 135 Mpi³/j soit constamment utilisée.

La quote-part revenant à AltaGas de la production d'éthane est vendue en vertu d'un contrat à long terme fondé sur le coût du service et prévoyant le recouvrement de certains frais d'exploitation. Environ 74 % de la quote-part revenant à AltaGas de la production de LGN dans cette usine génèrent des produits d'exploitation fondés sur des prix forfaitaires majorés du remboursement des frais d'exploitation connexes, en vertu d'une entente de traitement à long terme. Le reste est vendu aux termes d'une entente de commercialisation d'une durée de un an à tacite reconduction au prix mensuel du marché des LGN.

**Extraction – Usine d'extraction de Joffre**

Au 31 décembre 2007, AltaGas et Taylor étaient propriétaires à parts égales de l'usine d'extraction d'éthane située à Joffre (Alberta) et leurs parts respectives de la capacité de traitement étaient de 125 Mpi³/j de gaz naturel. À la suite de l'acquisition de Taylor réalisée le 10 janvier 2008, AltaGas est maintenant propriétaire à 100 % de l'usine d'extraction de Joffre, qui est dotée d'une capacité de traitement de 250 Mpi³/j de gaz naturel et peut produire jusqu'à 10 400 b/j d'éthane et de LGN. L'usine de Joffre, construite en 2002 au coût net pour AltaGas de 24,8 millions de dollars, est devenue opérationnelle en décembre 2002. Taylor exploitait l'installation au 31 décembre 2007. Aujourd'hui, AltaGas l'exploite.

L'usine de Joffre est adjacente au complexe pétrochimique de NOVA Chemicals Corporation situé à Joffre et récupère l'éthane et les LGN du gaz combustible utilisé au complexe. Toute la production d'éthane de l'usine de Joffre est vendue en vertu d'un contrat fondé sur le coût du service intervenu avec NOVA Chemicals Corporation et expirant en 2031. Aux termes de ce contrat de vente d'éthane, AltaGas assume une petite tranche du risque lié aux frais d'exploitation qui est fonction du ratio de LGN par rapport à la production totale de l'usine et vend sa production de LGN en vertu d'un contrat de commercialisation d'une durée de un an à tacite reconduction au prix mensuel moyen du marché des LGN.

L'usine de Joffre est configurée de façon telle que la production de LGN peut facilement s'adapter à la demande du marché. Cette faculté d'adaptation au marché des LGN en fonction des prix des LGN permet à AltaGas de participer pleinement au marché lorsque les prix des LGN sont soutenus tout en minimisant les risques lorsque les prix sont désavantageux.

**Extraction – Usine d'extraction d'éthane d'Edmonton**

Fin août 2004, AltaGas a acquis une participation de 48 ⅔ % dans l'UEEE pour 48,2 millions de dollars, dont un engagement en matière d'environnement de 5,0 millions de dollars, ce qui donne une dépense nette en espèces de 43,2 millions de dollars. ATCO Midstream Ltd. détient la participation restante dans l'usine. AltaGas exploite l'usine. L'usine a une capacité d'entrée brute autorisée de 390 Mpi³/j de gaz naturel et une capacité de production brute d'éthane répondant aux spécifications de 23 000 b/j et de LGN de 7 500 b/j. Un contrat à long terme d'approvisionnement en gaz assure une charge d'alimentation à l'UEEE. La quote-part revenant à AltaGas de la production de l'usine est vendue en vertu de contrats à long terme par l'entremise d'ententes de vente fondées sur le coût du service ou à prix coûtant majoré.

En janvier 2007, un projet d'une valeur de 4,6 millions de dollars (la quote-part d'AltaGas étant de 2,2 millions de dollars) visant à augmenter la capacité de traitement et le recouvrement d'éthane à l'UEEE a été réalisé. Le projet a augmenté la capacité de traitement d'AltaGas de 15 Mpi³/j, sans que la licence visant la capacité n'ait à être modifiée. Il a aussi augmenté la production d'éthane à l'usine d'environ 10 % sur une base annualisée, soit 700 b/j d'éthane supplémentaires pour AltaGas.

L'UEEE est directement raccordée au réseau de collecte d'éthane de l'Alberta, ainsi qu'au pipeline de LGN Co-Ed de BP Canada Energy Resources, assurant des débouchés sûrs et fiables pour les produits de l'usine. Le gaz traité à partir de l'installation alimente les marchés d'utilisateurs finaux d'Edmonton (Alberta).

**Extraction – Installation de fractionnement sur place de Bantry**

AltaGas a acheté l'usine de traitement du gaz naturel de Bantry en mai 2000 et l'a agrandie en 2001. Voir « Collecte et traitement sur place – Installations ». L'usine est dotée d'installations de fractionnement pouvant produire jusqu'à 400 b/j de propane, de butane et de pentanes plus suivant des spécifications aux fins de vente aux marchés locaux aux prix du marché. Les services de fractionnement à Bantry sont fournis à un tarif par $m^3$ de produit traité.

**Extraction – Usine d'extraction Younger**

À la suite de l'acquisition de Taylor réalisée le 10 janvier 2008, AltaGas a acquis une participation de 56,7 % dans l'usine d'extraction Younger, qui traite le gaz naturel transporté sur le réseau de transport de Spectra et le réseau de transport Stoddart de CNRL afin de récupérer les LGN. L'ensemble de la production de LGN d'AltaGas provenant de l'usine d'extraction Younger est vendue à Provident aux termes d'une convention d'achat de LGN à long terme prévoyant un rendement du capital, le recouvrement des coûts d'exploitation, le volume de compensation de retrait et une composante de participation aux bénéfices. Provident fournit l'ensemble de l'approvisionnement en gaz à l'usine d'extraction Younger aux termes de la convention d'achat de LGN.

L'usine d'extraction Younger a une capacité de traitement du gaz naturel de 750 $Mpi^3/j$. La part d'AltaGas de la capacité de traitement du gaz naturel est de 425 $Mpi^3/j$ et celle de Provident est de 325 $Mpi^3/j$. AltaGas est propriétaire exclusive des installations liées au fractionnement, à l'entreposage, au chargement, au traitement ou aux activités de terminal de LGN. AltaGas exploite l'usine d'extraction Younger.

**Extraction - Complexe Harmattan**

À la suite de l'acquisition de Taylor réalisée le 10 janvier 2008, AltaGas a acquis une participation de 100 % dans le complexe Harmattan, situé à environ 100 km au nord de Calgary (Alberta). Le complexe Harmattan a une capacité de traitement du gaz naturel de 490 $Mpi^3/j$, soit le traitement du gaz corrosif, l'extraction de LGN et le fractionnement de 25 000 b/j de LGN et les installations de terminal pour cette quantité de LGN. Le complexe Harmattan a également une installation de traitement du pétrole de fracturation dotée d'une capacité de 450 b/j, une installation de $CO_2$ de qualité industrielle dotée d'une capacité de 200 tonnes/j et une installation de déchargement de camions pour les LGN dotée d'une capacité de 6 000 b/j.

Le complexe Harmattan génère des produits d'exploitation au service provenant du traitement du gaz naturel brut, de l'extraction de LGN, du fractionnement et les installations de terminal ainsi que du traitement de LGN sur mesure. La rémunération au service signifie que les frais sont facturés au client pour le service rendu par unité de volume.

Au complexe Harmattan, des services de traitement du gaz naturel sont actuellement fournis à environ 60 producteurs sous contrat en vertu de diverses ententes commerciales et durées. À l'heure actuelle, environ 55 % du volume de gaz naturel traité au complexe Harmattan est assujetti aux conventions de représentation. Ces dernières prévoient des durées de vie de réserves exclusives pour le complexe Harmattan. Outre le gaz naturel traité aux termes des conventions de représentation, une tranche supplémentaire de 25 % du gaz naturel actuellement traité au complexe Harmattan fait l'objet d'engagements pour une durée de huit ans, assortis d'obligations quant aux volumes minimums annuels. Le reste du gaz naturel brut traité au complexe Harmattan est traité aux termes de contrats dont les durées varient de un mois à 10 ans. La majorité des contrats, y compris les conventions de représentation, prévoient l'indexation des frais en fonction du CPI.

Le complexe Harmattan extrait des LGN du gaz naturel brut livré à des fins de traitement, fractionne les LGN récupérés en éthane, en propane, en butane et en condensats répondant aux spécifications et fournit des services d'entreposage et de terminal pour chaque produit. Les options relatives aux installations de terminal pour chaque produit sont les suivantes :

> Éthane – Le complexe Harmattan est raccordé au réseau de collecte d'éthane de l'Alberta par un gazoduc interrelié appartenant à AltaGas. L'éthane produit au complexe Harmattan est livré au réseau de collecte d'éthane de l'Alberta.
>
> Propane et butane – Les producteurs peuvent faire charger leur propane et leur butane dans des trains ou des camions. Les installations de chargement de trains, situées à Didsbury (Alberta), sont reliées par gazoduc au

complexe principal.

Condensats – Les producteurs peuvent faire livrer leurs condensats soit par le pipeline de Cremona soit par camion, en les chargeant dans des camions au complexe Harmattan.

Le complexe Harmattan reçoit aussi des LGN à ses installations de déchargement de camions en vue d'activités de fractionnement et de terminal. Les frais de manutention de ces LGN sont facturés par unité de volume. Une fois fractionnés en propane, en butane et en condensats répondant aux spécifications, les produits sont acheminés par l'une des options relatives aux installations de terminal décrites ci-dessus.

Selon les modalités de nombreuses conventions de traitement de gaz brut, une composante de la rémunération que reçoit AltaGas au titre de la prestation de services aux producteurs provient du droit dont dispose AltaGas d'acheter une partie de l'éthane, du propane, du butane et des condensats des producteurs à un prix correspondant à la valeur du gaz naturel équivalent. Cette entente commerciale est appelée une entente de paiement en nature.

La rentabilité des ententes de paiement en nature est tributaire de la différence entre la valeur de l'éthane, du propane, du butane et des condensats répondant aux spécifications et la valeur des LGN en tant qu'éléments constitutifs du gaz naturel. L'éthane qu'acquiert AltaGas aux termes d'ententes de paiement en nature est vendu en vertu d'un contrat à long terme selon un prix qui tient compte de la récupération intégrale du coût d'acquisition de l'éthane auprès des producteurs, à laquelle s'ajoute une prime. Les volumes de propane, de butane et de condensats qu'acquiert AltaGas sont faibles et sont vendus sur le marché de l'Alberta aux prix en vigueur.

AltaGas génère des revenus de marketing provenant de la vente de marchandises spécialisées qui sont produites au complexe Harmattan. Les installations produisaient auparavant ces produits à l'usage exclusif d'AltaGas.

Pétrole de fractionnement – Le complexe Harmattan comprend des installations qui raffinent les condensats en un produit à base d'hydrocarbures de qualité appelé pétrole de fractionnement. AltaGas acquiert des condensats auprès de producteurs situés dans la zone de Harmattan ou auprès d'autres installations de traitement du gaz naturel dans d'autres régions. Le pétrole de fractionnement produit au complexe Harmattan est appelé le « pétrole de marque de Harmattan » et sert au matériel de service et à l'entretien des puits de pétrole et de gaz naturel. Le complexe Harmattan a des installations d'entreposage et de terminal nécessaires à la vente du pétrole de fractionnement sur un marché desservi par camion. Actuellement, le pétrole de marque de Harmattan est vendu à un seul client en vertu d'un contrat d'une durée de un an à reconduction tacite.

$CO_2$ – La production du $CO_2$ résulte du traitement du gaz naturel brut pour répondre aux critères de vente du gaz naturel. Le complexe Harmattan a des installations qui récupèrent ce $CO_2$ dans le but de produire du $CO_2$ liquide de qualité industrielle. La récupération du $CO_2$ réduit les émissions de gaz carbonique du complexe Harmattan. Le $CO_2$ liquide est vendu sur un terminal pour camions à un seul client en vertu d'un contrat d'achat ferme d'une durée résiduelle d'environ sept ans.

**Extraction – Concurrence**

Il y a actuellement six usines d'extraction dans la région d'Empress; la concurrence est donc forte pour ce qui est de l'approvisionnement en gaz naturel. AltaGas a des contrats d'approvisionnement à long terme et est approvisionnée en gaz par l'entremise du secteur des services énergétiques. Les emplacements stratégiques et les ententes contractuelles de l'UEEE et de l'usine d'extraction de Joffre aident également AltaGas à livrer concurrence.

L'usine d'extraction Younger traite le gaz naturel produit dans le bassin de Fort St-John, situé dans le nord-est de la Colombie-Britannique. Provident gère l'approvisionnement en gaz naturel provenant de cette zone de captage. Alliance Pipeline livre concurrence pour l'approvisionnement en gaz naturel.

**Transport – Description des activités**

AltaGas était propriétaire de cinq réseaux de transport du gaz naturel dotés d'une capacité de transport d'environ 554 $Mpi^3/j$ et de un pipeline de condensats doté d'une capacité de 11 600 b/j au 31 décembre 2007. À la suite de l'acquisition de Taylor réalisée le 10 janvier 2008, les activités de transport comprennent maintenant le système de livraison d'éthylène (SLE) et le pipeline de charge d'alimentation de Joffre (PCAJ). Le SLE sert à transporter l'éthylène, soit le produit principal produit par le complexe pétrochimique de NOVA Chemicals situé à Joffre, jusqu'aux clients et installations d'entreposage industriels dans les régions d'Edmonton et de Fort Saskatchewan (Alberta). Le SLE est un gazoduc d'un diamètre de 12 pouces, d'une longueur de 180 km et d'une capacité de 90 000 b/j. Le PCAJ transporte des

LGN de Fort Saskatchewan jusqu'au complexe pétrochimique de NOVA Chemicals situé à Joffre. Le PCAJ est un gazoduc d'un diamètre de 10 pouces, d'une longueur de 180 km et d'une capacité de 50 000 b/j.

Le réseau de transport du gaz naturel de Suffield, situé au sud-est de l'Alberta, est celui qui contribue le plus aux activités de transport d'AltaGas, comptant pour 72 % des produits d'exploitation nets de transport en 2007. Le réseau de Suffield compte deux gazoducs à Suffield situés au sud-est de l'Alberta et transportant du gaz naturel produit sur les lieux ou à proximité du bloc militaire de Suffield jusqu'au pipeline principal de TransCanada Pipelines à Burstall (Saskatchewan). Le réseau de Suffield est réglementé par l'Office national de l'énergie, et les tarifs du réseau sont fixés d'après une structure tarifaire fondée sur le marché. À eux deux, les gazoducs ont une capacité totale de transport de 400 Mpi$^3$/j. Le gazoduc de Suffield sud consiste est une conduite de 6 à 16 pouces de diamètre qui s'étend sur 147 km. Celui de Suffield nord est une conduite de 16 pouces de diamètre qui s'étend sur 96 km.

La plus grande partie de la capacité de 400 Mpi$^3$/j du réseau de Suffield est actuellement achetée par EnCana Oil and Gas Parntership aux termes d'engagements de transport fermes et de volume qui expireront en 2022 et seront renouvelables tous les ans par la suite. Les engagements relatifs aux volumes devraient augmenter annuellement, passant d'environ 370 000 GJ/j en 2007 à environ 406 000 GJ/j en 2010, et baisser par la suite. Sur le réseau de Suffield, EnCana paie AltaGas en fonction de la quantité contractuelle journalière. Dans la mesure où les volumes annuels expédiés sont inférieurs à la quantité contractuelle journalière annualisée (insuffisance de volumes), AltaGas ne rembourse pas l'expéditeur des paiements versés aux termes de la quantité contractuelle journalière, mais elle inscrit l'insuffisance dans un compte d'insuffisance à titre de crédit (report de revenu) jusqu'à ce que l'expéditeur réduise l'insuffisance en livrant des quantités excédentaires ou jusqu'à ce que l'insuffisance vienne à échéance.

AltaGas est propriétaire exploitante de la plus grande partie du réseau de transport de gaz naturel de Cold Lake, qui compte 39 points de réception et 36 points de livraison (dont quatre interconnexions de pipelines). Le pipeline Kahntah transporte du gaz naturel de la Colombie-Britannique à l'Alberta. Le pipeline Kahntah fait l'objet d'un contrat annuel. Situé dans le sud-est de l'Alberta, le pipeline Porcupine Hills est un pipeline à expéditeur unique de condensats. Les pipelines de Summerdale et de Battle Lake transportent du gaz naturel dans le centre de l'Alberta.

Le pipeline de condensats Porcupine Hills livre des condensats de l'usine de Shell Waterton jusqu'à la ville de Turner Valley pour le compte de Shell Canada. Le contrat visant le pipeline Porcupine, qui expire le 30 juin 2008, devrait être prolongé aux mêmes conditions.

La convention de transport du SLE d'une durée initiale de 12 ans, prend fin en 2016, mais peut être prolongé par la suite. Les paiements versés à AltaGas par NOVA Chemicals pour des services de transport correspondent à la somme des frais fixes pour le transport utilisé ou non et du remboursement intégral des frais réels engagés dans l'exploitation du SLE. Les frais fixes sont assujettis à un rajustement du taux d'intérêt en 2009 et tous les trois ans par la suite en fonction des taux d'intérêt alors en vigueur. La convention de transport du SLE contient également des dispositions qui définissent les frais supplémentaires qui seront facturés à NOVA Chemicals si AltaGas investit du capital supplémentaire dans le système.

NOVA Chemicals doit donner un préavis de cinq ans si elle compte résilier la convention de transport du SLE à la fin de la durée initiale de 12 ans. Après la durée initiale, la période d'avis de résiliation est de trois ans. NOVA Chemicals peut acheter le gazoduc après la durée initiale, moyennant un préavis de trois ans à un prix fixé en fonction d'une dépréciation linéaire sur 30 ans, sous réserve d'un prix plancher. NOVA Chemicals ne peut pas renouveler uniquement la convention de transport du SLE de façon sélective. Si elle résilie la convention de transport du SLE, elle doit aussi résilier la convention de transport du PCAJ.

Les conditions de la convention de transport du PCAJ sont essentiellement identiques à celles de la convention du SLE. NOVA Chemicals ne peut pas renouveler uniquement la convention de transport du PCAJ de façon sélective. Si elle résilie la convention de transport du PCAJ, elle doit aussi résilier la convention de transport du SLE.

Le tableau ci-après présente un résumé de la capacité brute des pipelines de transport d'AltaGas au 31 décembre 2007 et des débits moyens du quatrième trimestre, à l'exception du SLE et du PCAJ.

| Pipeline de transport | Produit | Zone | Propriété (%) | Capacité d'exploitation | Débit [1] | Longueur (km) | Exploité/ inexploité[2] |
|---|---|---|---|---|---|---|---|
| Battle Lake | Gaz naturel | Centre de l'Alberta | 100,0 | 15 Mpi$^3$/j | 1 Mpi$^3$/j | 16 | Exploité |
| Cold Lake | Gaz naturel | Centre-est de l'Alberta | 99,2 | 80 Mpi$^3$/j | 40 Mpi$^3$/j | 253 | Exploité |
| Kahntah | Gaz naturel | Nord-est de la C.-B. | 100,0 | 35 Mpi$^3$/j | 2 Mpi$^3$/j | 55 | Exploité |

| Pipeline de transport | Produit | Zone | Propriété (%) | Capacité d'exploitation | Débit [1] | Longueur (km) | Exploité/ inexploité[2] |
|---|---|---|---|---|---|---|---|
| Suffield | Gaz naturel | Sud-est de l'Alberta | 100,0 | 400 Mpi³/j | 348 Mpi³/j | 243 | Exploité |
| Summerdale | Gaz naturel | Centre de l'Alberta | 100,0 | 24 Mpi³/j | 12 Mpi³/j | 18 | Exploité |
| Porcupine Hills | Condensats | Sud-ouest de l'Alberta | 100,0 | 11 600 b/j | 2 836 b/j | 164 | Exploité |

(1) Représente la moyenne du quatrième trimestre.
(2) AltaGas exploite le pipeline de Cold Lake et elle a accordé à des sous-traitants la fonction d'exploitation de ses cinq autres pipelines.

## PRODUCTION D'ÉLECTRICITÉ

Le secteur de production d'électricité d'AltaGas a rapporté des produits d'exploitation nets de 104,2 millions de dollars au cours de l'exercice terminé le 31 décembre 2007, soit environ 32 % du total des produits d'exploitation nets de la Fiducie compte non tenu des éliminations intersectorielles. En 2007, AltaGas a investi 21,5 millions de dollars en capital de croissance dans le secteur de la production d'électricité.

AltaGas compte une capacité de production d'électricité de 353 MW, grâce à une participation de 50 % dans les EAE de Sundance B et à un contrat de location-acquisition visant une capacité de pointe de production alimentée au gaz de 25 MW. La capacité d'électricité installée de 378 MW d'AltaGas au 31 décembre 2007 a répondu à environ 5 % de la demande en électricité de l'Alberta. En 2007, AltaGas a aussi acheté une capacité de pointe alimentée au gaz de 14,4 MW, qui est actuellement en train d'être installée. AltaGas a une participation de 25 % dans une installation de production d'hydroélectricité au fil de l'eau de 7 MW en Colombie-Britannique en raison de l'acquisition de Taylor. Le secteur de production d'électricité concentre principalement ses activités dans la vente d'électricité et de services auxiliaires sur le marché de gros de l'Alberta.

### Production d'électricité – Stratégie commerciale

La stratégie du secteur de production d'électricité d'AltaGas est la suivante :

- maximiser la rentabilité des actifs énergétiques existants :
  - évaluer, modifier et préciser au besoin les stratégies de couverture des prix de l'électricité dans le but d'augmenter la stabilité et la croissance des bénéfices provenant des EAE de Sundance;
  - acheminer la capacité de pointe alimentée au gaz en temps réel afin de maximiser les produits d'exploitation tirés des services énergétiques et auxiliaires;
  - repérer et saisir les occasions de créer de la valeur grâce à la réglementation des émissions de gaz à effet de serre;
  - tirer profit des synergies internes en augmentant les efforts d'intégration avec les autres secteurs d'exploitation;
- accroître son infrastructure énergétique :
  - acquérir et développer l'infrastructure énergétique soutenue par de solides principes fondamentaux liés à l'offre et à la demande d'électricité;
  - acquérir et développer des projets de production d'électricité soutenus par des ententes de vente d'électricité à long terme;
  - diversifier le portefeuille de production d'électricité selon les régions et les sources de combustibles;
  - développer une capacité d'exploitation d'autres sources de combustibles;
  - tirer profit de la demande croissante d'énergie verte en investissant dans des projets d'énergie renouvelable et verte en développement au Canada et dans le nord des États-Unis;
  - investir dans des débouchés dans le domaine de l'électricité, comme des EAE supplémentaires en Alberta et dans d'autres territoires.

### Production d'électricité - Débouchés

Les principes fondamentaux liés à l'offre et à la demande qui soutiennent le secteur de production d'électricité demeurent favorables en Amérique du Nord. AltaGas prévoit que cette tendance continuera de favoriser les prix élevés de l'électricité, particulièrement en Alberta où la Fiducie est la plus exposée aux prix de l'électricité. Cette tendance pourrait augmenter la rentabilité des actifs de production d'électricité d'AltaGas, permettant à celle-ci de gagner des produits d'exploitation plus élevés provenant de la vente d'électricité et de services auxiliaires. Le fait que l'on s'attende

à ce que les prix de l'électricité demeurent élevés est expliqué par le resserrement de la marge des réserves d'électricité en Alberta étant donné que les contraintes de transport reportent l'ajout de nouvelles installations de production. En décembre 2007, l'AESO a publié un rapport intitulé « Future Demand and Energy Outlook, 2007-2027 », qui indiquait que la demande provinciale allait croître au taux moyen de 3,2 % au cours des cinq prochaines années. Étant donné les prévisions concernant à l'offre et la demande, AltaGas s'attend à ce que les marges des réserve demeurent sous la barre des 10 % jusqu'en 2011, moment où elles devraient passer à environ 15 %. Au début de 2008, la courbe prospective des prix de l'électricité démontre que ces prix devraient demeurer relativement élevés, soit des prix bas à moyens de 70 $ le MWh en 2012. Le 31 décembre 2007, 93 % de la capacité de production d'AltaGas était alimentée au charbon, à tarif de base et à faible coût, entraînant des solides perspectives de bénéfices sur ce marché.

Des occasions de développer et d'acquérir des installations de production d'électricité sont susceptibles de survenir étant donné la croissance de la demande en Amérique du Nord pour des sources d'énergie plus propres comme le gaz naturel, l'eau et le vent. Le déclassement prévu de centrales thermiques en Ontario et, à compter de 2010, en Alberta peut présenter des occasions de croissance supplémentaires au moyen du développement et de l'acquisition de nouvelles capacités. En 2006, AltaGas a forgé des liens avec des promoteurs de projets de production d'électricité afin de mettre en œuvre sa stratégie de croissance de son portefeuille d'énergie renouvelable. En 2007, elle a acquis la totalité de BMWLP, qui est propriétaire du parc éolien de Bear Mountain en construction près de Dawson Creek (Colombie-Britannique).

Le secteur de production d'électricité est en voie de croître, grâce au parc éolien de Bear Mountain, qui est en construction et qui devrait entrer en service en novembre 2009. À l'heure actuelle, AltaGas est propriétaire exclusive du parc éolien de Bear Mountain et a l'intention d'inclure un ou plusieurs investisseurs tiers dans le projet, ce qui réduira sa propriété du parc éolien à environ 45 %. AltaGas a également plusieurs projets d'hydroélectricité au fil de l'eau, y compris deux usines de 10 MW assujetties à des ententes d'achat d'énergie de 40 ans conclues avec B.C. Hydro, qui sont actuellement à l'étape de l'obtention de permis et de licences et qui devraient entrer en service en 2010. En février 2008, AltaGas a acquis quatre projets éventuels d'hydroélectricité au fil de l'eau allant de 6,5 MW à 24 MW. Ces projets donnent à AltaGas un potentiel de production d'hydroélectricité d'environ 50 MW en Colombie-Britannique. GreenWing a aussi développé un portefeuille de projets d'électricité au Canada et aux États-Unis qui, selon AltaGas, lui permettra d'alimenter la croissance de son infrastructure énergétique.

**Ententes d'achat d'électricité**

Les EAE ont été créées en 1999 en vertu du programme de déréglementation de l'industrie de l'électricité en Alberta. Elles ont été créées afin de dissocier la propriété des biens de production d'électricité du contrôle de la production.

**ASTC Power Partnership**

AltaGas et TransCanada sont les associés de l'ASTC Partnership, chaque associé étant propriétaire à 50 % d'ASTC Partnership et chacun ayant contribué à 50 % des 223,1 millions de dollars nécessaires à l'achat par l'ASTC Partnership des deux EAE de Sundance B à Enron Canada Power Corporation le 28 décembre 2001. Il y a deux EAE de Sundance B, une pour l'unité 3 et l'autre pour l'unité 4. L'ASTC Partnership détient les EAE de Sundance B en tant que biens de la société, les deux associés détenant une participation égale dans chacune des EAE.

La participation indirecte de 50 % dans les EAE de Sundance B donne à AltaGas les droits sur 353 MW de capacité de production alimentée au charbon et sur les services auxiliaires des unités 3 et 4 de Sundance jusqu'au 31 décembre 2020.

L'ASTC Partnership a commencé à livrer de l'électricité à compter du 29 décembre 2001. AltaGas tient les livres et registres de l'ASTC Partnership et s'occupe notamment de la prestation des services comptables. TransCanada gère les activités quotidiennes, y compris la livraison de l'électricité dans le Pool. AltaGas et TransCanada sont responsables de la gestion de leurs propres risques liés au marché relativement à leurs quote-parts respectives de la capacité de production d'électricité.

**La centrale Sundance B**

TransAlta est propriétaire de la centrale au charbon Sundance, qui est située à environ 70 km à l'ouest d'Edmonton (Alberta). La centrale Sundance comprend les unités 1 à 6. Suite à une vente aux enchères menée le 24 août 2000, les unités ont été regroupées en trois centrales : centrale Sundance A – les unités 1 et 2; centrale Sundance B – les unités 3 et 4; et centrale Sundance C – les unités 5 et 6. La centrale Sundance B est en exploitation depuis 1976 (unité 3) et 1977 (unité 4).

La centrale Sundance est raccordée au réseau électrique interrelié de l'Alberta, ce qui lui donne accès aux marchés en Alberta, en Colombie-Britannique, en Saskatchewan et aux États-Unis.

**La centrale Sundance B – Ventes d'électricité**

Les produits d'exploitation tirés de la vente d'électricité proviennent en grande partie de la disponibilité cible, des prix de couverture (pour la partie de la capacité qui est couverte) et des prix du Pool (pour la partie de la capacité qui n'est pas couverte). La relation entre la production, les prix du Pool et le coût des ventes est spécifiée dans les EAE. En général, l'ASTC Partnership sera dédommagée lorsque la production d'électricité sera inférieure aux niveaux cibles, à un taux basé sur le prix du Pool moyen des 30 jours précédents, comme il est décrit plus en détail ci-après. AltaGas comptabilise sa quote-part des produits d'exploitation d'après les niveaux de production cibles, toute augmentation ou diminution par rapport aux cibles étant créditée ou débitée au titre des frais d'exploitation.

Aux termes des EAE de Sundance B, l'ASTC Partnership détient les droits sur la capacité de production d'électricité et les services auxiliaires des unités 3 et 4 de la centrale Sundance. L'exploitation quotidienne exige de l'ASTC Partnership qu'elle communique à l'AESO le volume d'électricité disponible et le prix de l'électricité. L'ASTC Partnership est tenue de payer à TransAlta un prix qui devrait couvrir les coûts des immobilisations et d'exploitation de TransAlta tels qu'ils sont établis en fonction des formules prévues dans les EAE de Sundance B. La plus grande partie du coût des ventes pour l'ASTC Partnership concerne les frais fixes et les frais d'exploitation variables payés à TransAlta ainsi que les frais variables de transport et les frais de négociation du Pool.

Chacune des unités 3 et 4 a une capacité sous contrat de 353 MW. En septembre 2007, TransAlta a augmenté la capacité de l'unité 4 de 53 MW conformément à ses droits prévus par l'EAE. TransAlta a fourni tout le capital, est responsable de tous les coûts d'exploitation et a droit à tous les profits liés à cette capacité accrue, bien que des honoraires associés à l'administration de la convention soient versés à ASTC. Les EAE de Sundance B reconnaissent que les centrales ne produiront pas constamment à 100 % de leur capacité. TransAlta est tenue de donner à AltaGas une compensation financière si la production réelle d'électricité des unités 3 et 4 est inférieure à un niveau cible précisé, qui était de 86 % de la capacité sous contrat en 2007. Cette rémunération prend la forme d'un paiement mensuel fondé sur la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. Au même titre, si les unités 3 et 4 ont une production supérieure à la cible, l'ASTC Partnership est alors tenue de payer une somme à TransAlta en fonction de la différence entre la disponibilité réelle et la disponibilité cible, multipliée par le PPM. L'ASTC Partnership paie les frais de transport en fonction de la livraison réelle d'électricité. Pendant ces périodes de sous-production ou de surproduction, AltaGas est financièrement vulnérable à la différence entre le prix du disponible albertain et le PPM en raison de la différence entre les volumes de production et la disponibilité cible. Les enjeux financiers peuvent être positifs ou négatifs selon la différence entre le prix du Pool actuel et le PPM.

TransAlta est un exploitant d'expérience de centrales électriques alimentées au charbon et est intéressée à exploiter la centrale Sundance B efficacement et à des niveaux élevés de production. L'usine utilise du charbon de la mine Highvale adjacente, qui devrait avoir des réserves suffisantes pour les besoins en combustible prévus de la centrale Sundance B au-delà de la durée de les EAE de Sundance B. La formule des prix du charbon, qui est établie au préalable dans les EAE, est assujettie aux indices de l'inflation et est sans rapport avec les cours actuels du charbon.

**Capacité de pointe alimentée au gaz**

Le 1er septembre 2004, AltaGas a conclu un contrat de location-acquisition à long terme avec Maxim Power Corp. visant une capacité de pointe de production de 25 MW alimentée au gaz dans quatre installations dans le sud de l'Alberta. Le contrat de location-acquisition, en vigueur depuis le 1er septembre 2004, est d'une durée de dix ans et comprend une option de renouvellement pour 15 ans ou d'achat des actifs à la fin de la durée initiale. Le contrat de location-acquisition exige d'AltaGas qu'elle paie des frais mensuels relatifs à la capacité. Le contrat de services d'exploitation et d'entretien qui visait auparavant les installations de pointe est venu à échéance le 15 mars 2007, et AltaGas a assumé la responsabilité liée à l'exploitation des installations. AltaGas conserve 100 % des produits d'exploitation tirés des services auxiliaires et de la vente de la production de pointe.

En Alberta, la capacité de production de pointe alimentée au gaz fournit généralement de l'énergie au cours des périodes de prix élevés. AltaGas gère les besoins en gaz et répartit les unités. Ces 25 MW d'électricité produite au gaz procurent de la diversité en matière de combustible aux activités d'électricité d'AltaGas et fournissent un soutien partiel en cas de panne à Sundance. De plus, en raison de leur capacité de mise en marché rapide, les usines de pointe fournissent des produits d'exploitation tirés de la vente de services énergétiques et auxiliaires.

En 2007, AltaGas a acheté une production de pointe alimentée au gaz supplémentaire de 14,4 MW, qui est actuellement en train d'être installée dans les installations de collecte et de traitement sur place de Bantry et de Parkland. Ces

génératrices fonctionneront d'une manière semblable à celle des génératrices de pointe existantes, fournissant un soutien additionnel aux EAE de Sundance B et rapportant des produits d'exploitation tirés de la vente de services énergétiques et auxiliaires. Lorsqu'elles seront raccordées au réseau de distribution d'électricité, les nouvelles usines de pointe alimentées au gaz augmenteront la capacité de pointe d'AltaGas de 58 % et amélioreront davantage la flexibilité opérationnelle et le soutien aux EAE de Sundance B.

**Production d'hydroélectricité**

Dans le cadre de l'acquisition de Taylor, AltaGas a acquis la participation de 25 % de Taylor dans Boston Bar Partnership, qui est propriétaire d'une installation d'hydroélectricité au fil de l'eau de 7 MW à Scuzzy Creek, près de Boston Bar (Colombie-Britannique), installation qui fait l'objet d'une convention d'achat d'électricité de 20 ans conclue avec B.C. Hydro prenant fin en 2015. Outre sa participation dans Boston Bar Partnership, AltaGas a deux usines au fil de l'eau supplémentaires de 10 MW en développement près de Boston Bar (Colombie-Britannique) qu'elle a acquises par l'entremise de Taylor : Log Creek et Kookipi Creek. Les projets de Log Creek et de Kookipi Creek sont tous deux soutenus par des conventions d'achat d'électricité de 40 ans conclues avec B.C. Hydro. Les efforts de développement se sont concentrés sur l'acquisition de tous les permis réglementaires requis ainsi que sur la réalisation de travaux d'ingénierie détaillés. On prévoit que les usines de Log Creek et de Kookipi Creek entreront en service en 2010, sous réserve de l'obtention des approbations réglementaires requises.

En février 2008, AltaGas a annoncé l'acquisition de quatre projets d'hydroélectricité au fil de l'eau en Colombie-Britannique allant de 6,5 MW à 24 MW moyennant 4,5 millions de dollars. Les projets fournissent à AltaGas le potentiel de développer une production d'électricité d'environ 50 MW en Colombie-Britannique.

**Production d'électricité – Atténuation des risques**

Le principal risque à affronter dans le secteur de l'électricité concerne les fluctuations de la marge entre les produits d'exploitation tirés de l'électricité et le coût de la production d'électricité, qui sont généralement occasionnées par des changements dans les prix de l'électricité, des augmentations des coûts d'exploitation, des changements touchant les taux de transport ainsi que la réduction de l'électricité disponible à des fins de vente, principalement en raison de pannes et de cas de force majeure. AltaGas réduit ce risque en ayant recours à des stratégies de couverture des prix de l'électricité disciplinées et à la diversité du portefeuille. AltaGas utilise des couvertures pour fixer les prix de vente sur une partie considérable de sa capacité disponible avant le début des années civiles. Les contrats de couverture tendent à avoir des durées allant de un à 36 mois. AltaGas répond aussi à ses propres besoins en électricité d'environ 11 MW et fournit environ 40 MW d'électricité au secteur des services énergétiques, qui vend à des clients de détail de l'Alberta, pendant des durées d'au plus huit ans.

En 2007, le prix mensuel moyen du Pool a fluctué d'un seuil de 48,37 $ le MWh en mai à un sommet de 155,73 $ le MWh en juillet. Le prix moyen du Pool à toute heure pour 2007 s'est établi à 66,84 $ le MWh comparativement à 80,48 $ le MWh en 2006. Le prix de vente moyen reçu par AltaGas en 2007 s'est chiffré à 68,59 $ le MWh comparativement à 69,26 $ le MWh en 2006. AltaGas a vendu environ les deux tiers de son électricité à terme pour 2008 et une petite tranche pour 2009 à 2014.

Le tableau ci-après présente un résumé des prix et des volumes de l'électricité des deux dernières années.

| Prix et volumes de l'électricité | 2007 | 2006 |
|---|---|---|
| Volume d'électricité vendue (GWh) | 2 661 | 2 878 |
| Prix moyen reçu sur la vente d'électricité ($/MWh) [1] | 68,59 | 69,26 |
| Prix au comptant moyen de l'Alberta Power Pool ($/MWh) [1] | 66,84 | 80,48 |

(1) Moyenne annuelle.

Dans un cas de force majeure ayant trait aux EAE de Sundance B qui entraînerait la destruction permanente des unités, ASTC a droit à une indemnité de résiliation du Balancing Pool égale à sa tranche de la valeur actualisée nette du prix d'achat amorti des EAE de Sundance B à cette date. AltaGas a par ailleurs réduit au minimum le risque lié à un cas de force majeure en diversifiant son approvisionnement sur deux unités indépendantes à charge minimale de Sundance B, en faisant l'acquisition d'une capacité de pointe de 25 MW alimentée au gaz et d'une capacité de pointe supplémentaire de 14,4 MW alimentée au gaz qui pourra être mise en service au milieu de 2008 et en signant des contrats indépendants

de soutien avec des parties externes qui fourniront de l'électricité en cas de force majeure. En outre, les obligations de livraison pour certaines couvertures sont suspendues pendant les pannes.

Une partie de la stratégie de réduction du risque lié au portefeuille d'activités d'AltaGas consiste en la diversification des régions et des types de combustibles exploités. AltaGas, par l'entremise de sa participation dans BMWLP, construit le parc éolien de Bear Mountain (Colombie-Britannique) doté d'une capacité d'environ 100 MW. En outre, elle cherche à obtenir la propriété de projets d'énergie éolienne et d'autres projets d'énergie renouvelable dans l'Ouest du Canada et aux États-Unis par l'entremise de GreenWing.

**Production d'électricité – Concurrence**

Actuellement, la totalité de l'électricité produite en Alberta est vendue dans le Pool, qui exploite un marché libre pour l'échange de l'électricité et est dirigé par l'AESO. Ce dernier fixe le prix de l'électricité en fonction des offres des participants du Pool à l'aide d'un modèle de tarification uniforme par lequel l'unité marginale établit le prix de tous les producteurs. Les contrôleurs du réseau de l'AESO trient les offres par prix et par ordre de mérite, en commençant par l'offre la moins élevée, définissant ainsi une courbe de l'offre pour chaque heure. En faisant correspondre l'offre d'énergie avec la demande, le Pool établit un cours horaire uniforme qui est publié sur le site Web de l'AESO.

En Alberta, la production d'électricité au charbon, qui coûte généralement moins cher que la production au gaz, fournit la charge de base, tandis que les unités alimentées au gaz ont tendance à fixer le prix marginal. À la connaissance de la direction, il n'y aura pas d'augmentations importantes de la capacité de production d'électricité en Alberta au cours des prochaines années, si bien que la direction s'attend à ce que l'électricité alimentée au gaz naturel continue d'influencer le prix marginal en Alberta.

La centrale Sundance est l'un des producteurs albertains d'électricité dont le prix est le moins élevé et qui, par conséquent, font partie des premiers dans l'ordre de mérite de la répartition. AltaGas ne prévoit pas que cette situation changera avec l'addition d'une nouvelle capacité au réseau. Le resserrement de la marge des réserves devrait bientôt augmenter les prix de l'électricité, ce qui sera avantageux pour les installations de pointe alimentées au gaz et au charbon actuelles.

## SERVICES ÉNERGÉTIQUES

Le secteur des services énergétiques a rapporté des produits d'exploitation nets de 20,9 millions de dollars au cours de l'exercice terminé le 31 décembre 2007, soit environ 6 % du total des produits d'exploitation nets de la Fiducie, compte non tenu des éliminations intersectorielles. En 2007, AltaGas a investi 9,3 millions de dollars en capital de croissance dans le secteur des services énergétiques.

**Description des activités**

Le secteur des services énergétiques consiste en deux composantes principales : une entreprise de gestion d'énergie et une entreprise de services gaziers. Ce secteur comprenait également un petit portefeuille d'actifs liés à la production de pétrole et de gaz qui a été vendu en mai 2007.

**Gestion d'énergie**

Les activités de gestion d'énergie consistent à fournir des services de conseils en énergie et de gestion de l'approvisionnement en énergie, à organiser l'approvisionnement en gaz naturel et en électricité pour des utilisateurs finaux non résidentiels. Depuis le 1er janvier 2007, les services de gestion d'énergie d'AltaGas sont fournis sous la marque de fabrique « Énergie ECNG » par des employés à Burlington et à Chatham (Ontario), à Calgary (Alberta) et à Burnaby (Colombie-Britannique).

La plupart des produits d'exploitation provenant de la rémunération des services liés aux activités de gestion d'énergie sont fondés sur des contrats renouvelables de un à trois ans, certains ayant même une durée d'au plus huit ans. La rémunération est versée en contrepartie de services d'experts-conseils et de l'organisation et de la gestion de l'approvisionnement pour le compte de clients. Ces services permettent aux clients de réduire leur exposition à la volatilité des prix du gaz et de l'électricité et de faire correspondre leurs ententes d'approvisionnement en énergie avec leurs risques et leurs objectifs budgétaires. L'entreprise de gestion de l'énergie gère les approvisionnements en électricité qui répondent à la demande en électricité interne du secteur de collecte et de traitement sur place et du secteur d'extraction et de transport et vend l'électricité à des utilisateurs finaux industriels et commerciaux, offrant ainsi un marché à plus long terme pour couvrir les ventes d'électricité.

Dans les activités de gestion d'énergie, AltaGas conclut principalement avec ses clients des contrats de service, aux termes desquels elle leur fournit des conseils de gestion des prix et d'approvisionnements en gaz et en électricité. Aux termes de ces contrats, AltaGas, pour le compte de ses clients utilisateurs finaux, achète, gère et fixe le prix des achats de gaz naturel et d'électricité du client. AltaGas agit comme mandataire de ses clients et n'est généralement pas exposée aux fluctuations du cours des marchandises.

**Services gaziers**

L'entreprise des services gaziers soutient les activités des secteurs de collecte et de traitement sur place, d'extraction et de transport et de production d'électricité, et elle achète et revend du gaz naturel, du transport et de l'entreposage. L'entreprise des services gaziers obtient par contrat des approvisionnements et du gaz d'appoint pour les installations d'extraction d'AltaGas. Elle obtient par contrat et vend également de la capacité pour les gazoducs de transport d'AltaGas, fournissant des services de régulation du débit gazeux. L'entreprise des services gaziers commercialise le gaz pour les clients du secteur de collecte et de traitement sur place et, par le fait même, réalise des marges, gère le risque de crédit et fournit des services à valeur ajoutée supplémentaires aux clients des producteurs d'AltaGas. De plus, elle obtient par contrat et gère du gaz pour les usines de pointe alimentées au gaz d'AltaGas.

En plus de soutenir les autres secteurs d'exploitation d'AltaGas, l'entreprise des services gaziers repère des occasions d'acheter et de revendre les capacités des gazoducs et l'entreposage dans le but de faire des profits. Les produits d'exploitation nets tirés de ces activités proviennent d'occasions à faible risque fondées sur la différence entre les coûts du transport sur les réseaux de gazoducs et la différence entre les prix du gaz naturel d'une période à l'autre. Les marges fixes sont enregistrées en bloquant de façon simultanée les opérations d'achat et de vente et en gérant les risques de crédit éventuels. AltaGas offre également des services d'approvisionnement d'énergie à de grands utilisateurs de gaz provenant de l'industrie et des services publics et gère les besoins en transport par pipeline de tiers pour un grand nombre de ses clients du secteur de la commercialisation du gaz.

Les activités de services gaziers d'AltaGas comprennent des ententes de transport sur les marchés de l'est du Canada et en Alberta sous la forme d'ententes d'échange de gaz avec les clients d'AltaGas du secteur collecte et traitement. AltaGas commercialise ou échange tous les volumes qui passent par ses réseaux de gazoducs Cold Lake et Summerdale. Dans une opération d'échange de gaz, AltaGas reçoit du gaz naturel de clients sur un réseau d'AltaGas et le livre à ses clients sur les réseaux de TransCanada, d'ATCO ou de TransGas. En achetant ou échangeant du gaz sur ces réseaux de gazoducs et à d'autres installations, AltaGas est parvenue à réaliser des marges positives tout en améliorant les rentrées nettes pour les producteurs.

**Services énergétiques - Stratégie**

Le secteur des services énergétiques fournit des services d'experts-conseils à des utilisateurs finaux d'énergie des secteurs commercial, institutionnel, agricole et des petites entreprises et il bloque des marges en achetant et en vendant du gaz naturel, du transport et de l'entreposage. Ce secteur fournit aussi des services à valeur ajoutée aux secteurs de collecte et de traitement sur place, d'extraction et de transport et de production d'électricité ainsi qu'à leurs clients en tirant profit de sa connaissance approfondie des marchés de l'énergie dans le but d'optimiser les infrastructures d'AltaGas et d'augmenter la valeur.

La stratégie commerciale du secteur des services énergétiques est la suivante :

- maximiser la rentabilité de ses activités existantes :
  - repérer les occasions d'augmenter les synergies et la valeur liées aux infrastructures et aux services d'AltaGas afin d'augmenter la rentabilité;
  - élargir la gamme des services offerts et tabler sur la mise au point de produits nationaux;
  - augmenter la pénétration sur le marché des services de gestion de l'énergie nationaux en ce qui a trait au gaz naturel et à l'électricité;
  - gérer les risques liés au crédit et au marché en fonction du seuil de risque acceptable établi par le conseil d'administration;
  - augmenter les économies et améliorer l'avantage concurrentiel au moyen de processus communs et d'efforts de marketing;
- accroître les infrastructures des services énergétiques :
  - ajouter des infrastructures physiques, comme une capacité d'entreposage du gaz.

**Services énergétiques - Débouchés**

Les principaux inducteurs de valeur dans le secteur des services énergétiques sont les services fournis aux autres secteurs d'activités fondés sur une infrastructure. Le secteur des services énergétiques fournit des services d'entrepreneur en contrôle et en approvisionnement du gaz aux secteurs de collecte et de traitement sur place, d'extraction et de transport et de production d'électricité. La stratégie d'AltaGas vise à repérer des occasions supplémentaires d'augmenter la valeur de son infrastructure au moyen d'opérations et de services de soutien. Cette stratégie comprend le repérage d'occasions visant à augmenter les marges tirées du transport, à maintenir la rentabilité du débit du gaz dans les usines d'extraction et à augmenter les services fournis aux producteurs.

**Production de pétrole et de gaz naturel**

AltaGas n'exerce pas d'activité d'exploration et de mise en valeur de réserves de gaz naturel, car elle ne veut pas faire concurrence aux producteurs qui acheminent du gaz naturel par ses réseaux de collecte et de traitement. Toutefois, dans le cadre d'acquisitions importantes d'installations de collecte et de traitement, AltaGas avait cumulé un portefeuille d'actifs de production de pétrole et de gaz naturel. Le portefeuille ne faisait pas partie des activités de base d'AltaGas et a été vendu le 31 mai 2007.

**Services énergétiques – Clients**

AltaGas a conclu plus de 1 400 contrats de services de gestion d'énergie. Les taux de conservation de la clientèle dépassent 95 %. Ces clients sont des utilisateurs finaux des secteurs commerciaux, industriels, agricoles et institutionnels en Ontario, en Alberta, en Colombie-Britannique, au Québec, au Nouveau-Brunswick et au Manitoba. L'entreprise de gestion d'énergie d'AltaGas organise l'approvisionnement du gaz naturel et de l'électricité au nom de ses clients par l'entremise d'une variété de fournisseurs qualifiés, y compris AltaGas. L'entreprise de gestion d'énergie localise les sources d'approvisionnement en gaz et en électricité auprès de fournisseurs tiers et d'AltaGas.

Dans le cadre de ses activités de services gaziers, AltaGas achète du gaz naturel à une grande variété de fournisseurs, notamment des sociétés de commercialisation et producteurs de gros, et vend du gaz naturel à d'autres sociétés de commercialisation de gros et à des utilisateurs finaux de détail.

Aucun client des services énergétiques n'a représenté plus de 8 % des produits d'exploitation consolidés en 2007.

**Services énergétiques– Concurrence**

Dans le secteur de la gestion d'énergie, AltaGas fait concurrence à d'autres sociétés de marketing et d'experts-conseils. Dans le secteur des services gaziers, AltaGas fait face à la concurrence d'entreprises à propriétaire unique comme à celle de grandes sociétés de commercialisation et de regroupements. La concurrence provient principalement des divisions de la commercialisation des gros producteurs de pétrole et de gaz.

## INVESTISSEMENTS DE L'ENTREPRISE

AltaGas fait des placements où elle juge prudent de le faire et qui lui donnent la possibilité de créer de la valeur. Ces placements et les revenus et frais connexes non directement attribuables aux secteurs d'exploitation sont indiqués dans le secteur de l'entreprise. Le secteur de l'entreprise a rapporté des produits d'exploitation nets de 6,2 millions de dollars au cours de l'exercice terminé le 31 décembre 2007, soit environ 2 % du total des produits nets de la Fiducie, compte non tenu des éliminations intersectorielles. Au 31 décembre 2007, les placements d'AltaGas dans des sociétés ouvertes et fermées ont été de 56,6 millions de dollars.

Au 31 décembre 2007, AltaGas était propriétaire de 4 027 585 parts de société en commandite de Taylor, soit environ 8,9 %. De plus, AltaGas détient des actions d'AltaGas Utility Group Inc., société essaimée des activités de distribution du gaz naturel d'AltaGas en novembre 2005. Au 31 décembre 2007, AltaGas détenait 1 606 594 actions ordinaires de Utility Group, soit 19,6 %. Utility Group est comptabilisée selon la valeur nette réelle. À compter du deuxième trimestre de 2007, AltaGas a réduit son influence sur Taylor et a changé le mode de comptabilisation de sa participation de la valeur nette réelle à la valeur d'acquisition.

Le 29 novembre 2007, la Fiducie a offert d'acquérir indirectement, par l'entremise d'AltaGas LP1, la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership moyennant, au choix du porteur, l'une des contreparties suivantes : a) 11,20 $ au comptant; b) 0,42 part de fiducie; c) une combinaison de parts échangeables et de parts de fiducie, sous réserve de certaines conditions et de certains rajustements. Le 10 janvier 2008, la Fiducie a réalisé l'acquisition de Taylor. Voir « Évolution générale des activités de la Fiducie – Acquisitions importantes ».

## DESCRIPTION DE LA FIDUCIE

La Fiducie est une fiducie de placement à capital variable sans personnalité morale régie par les lois de l'Alberta et créée conformément à la déclaration de fiducie. Voir « AltaGas Income Trust » et « Déclaration de fiducie et description des parts ». L'exploitation et les activités de la Fiducie se limitent notamment à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou sorte que ce soit du Holding Trust, du commandité, d'AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, ou des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes et aux autres placements que le fiduciaire peut déterminer, emprunter des fonds et émettre des titres d'emprunt, directement ou indirectement, à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire, étant entendu que la Fiducie s'abstiendra en tout temps d'entreprendre une activité, de prendre une mesure ou de faire un investissement qui ferait en sorte que la Fiducie ne soit pas considérée comme une « fiducie d'investissement à participation unitaire » ou une « fiducie de fonds commun de placement » aux fins de la LIR ou que les parts de la Fiducie soient considérées comme des « biens étrangers » aux fins de la LIR ou que la Fiducie elle-même soit redevable d'un impôt aux termes de la partie XI de la LIR.

## GESTION DE LA FIDUCIE

### LE FIDUCIAIRE

**Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la déclaration de fiducie qui ont trait au fiduciaire. Il y a lieu de se reporter à la déclaration de fiducie en ce qui a trait au texte intégral de ses dispositions et à une description complète. Un exemplaire de la déclaration de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.**

La déclaration de fiducie prévoit que les actifs et les affaires de la Fiducie sont assujettis au pouvoir, au contrôle et à l'autorité du fiduciaire. Société de fiducie Computershare du Canada est le fiduciaire de la Fiducie et agit également en qualité d'agent des transferts et agent chargé de la tenue des registres des parts de fiducie. Le mandat initial du fiduciaire a pris fin à la troisième assemblée annuelle des porteurs de parts suivant la date de prise d'effet de l'arrangement. Les porteurs de parts ont reconduit le fiduciaire dans ses fonctions à cette assemblée pour un autre mandat de trois ans prenant fin en 2010. Par la suite, ils reconduiront le fiduciaire dans ses fonctions ou lui nommeront un remplaçant pour un autre mandat de trois ans, mandat qui sera par la suite renouvelé ou attribué à un nouveau fiduciaire tous les trois ans.

Le fiduciaire peut être révoqué au moyen d'un avis écrit remis par AltaGas Ltd. ou le commandité au fiduciaire dans certaines circonstances. Le fiduciaire peut également être révoqué au moyen d'une résolution ordinaire des porteurs de parts avec ou sans motif.

#### Pouvoirs du fiduciaire

Sans que ne soient limités les pouvoirs et l'autorité de nature générale sur les actifs et les affaires de la Fiducie accordés au fiduciaire, le fiduciaire dispose des pouvoirs et de l'autorité précis de faire ou de faire faire ce qui suit : a) superviser les activités, gérer les investissements et mener les affaires de la Fiducie; b) tenir des registres et fournir des rapports aux porteurs de parts de la Fiducie; c) effectuer les versements de distributions aux porteurs de parts de fiducie de la Fiducie; d) investir les fonds de la Fiducie; e) dans la mesure où cela est raisonnablement nécessaire, embaucher ou employer pour le compte de la Fiducie des personnes à titre de mandataires, de représentants, d'administrateurs, d'employés ou de fournisseurs indépendants à l'égard de une ou plusieurs fonctions; f) prendre les dispositions nécessaires relativement au respect des limites de propriété par des non-résidents décrites ci-après à la rubrique « Déclaration de fiducie et description des parts – Limites à la propriété par des non-résidents »; g) sauf interdiction d'une loi applicable, déléguer des pouvoirs et obligations du fiduciaire à l'égard de la Fiducie comme prévu dans la déclaration de fiducie ou par ailleurs à un ou plusieurs mandataires, représentants, administrateurs, dirigeants, employés, fournisseurs indépendants ou autres personnes, notamment au commandité ou AltaGas Ltd.) sans engager la responsabilité du fiduciaire, sauf comme prévu dans la déclaration de fiducie, et remplacer à l'occasion avec le consentement du commandité l'administrateur de la Fiducie; h) conclure ou exécuter les obligations de la Fiducie aux termes et à l'égard de l'une ou de l'autre ou de l'ensemble des conventions auxquelles la Fiducie devient une partie; i) sans limite quant au montant, émettre tout type de titres de créance ou de titres de créance convertibles et emprunter des fonds ou contracter toute autre forme de dette pour réaliser les fins de la Fiducie ou pour d'autres dépenses engagées à l'égard de la Fiducie, et exercer tous les

pouvoirs nécessaires ou utiles pour atteindre l'objectif et exercer les activités de la Fiducie, promouvoir l'une ou l'autre des fins pour lesquelles la Fiducie est établie et mettre en application les dispositions de la déclaration de fiducie.

Le fiduciaire est tenu d'agir honnêtement et de bonne foi au mieux des intérêts de la Fiducie et à cet égard d'exercer le degré de prudence, de diligence et de compétence dont ferait preuve une personne raisonnablement prudente dans des circonstances comparables.

Le fiduciaire a délégué au commandité, aux termes de la convention de délégation, les pouvoirs, autorités et responsabilités du fiduciaire à l'égard des questions mentionnées dans la convention de délégation. Voir « Gestion de la Fiducie – Convention de délégation ». De plus, le fiduciaire a retenu les services d'AltaGas Ltd. pour la prestation de services de gestion, d'administration et de soutien opérationnel aux termes de la convention d'administration. Voir « Gestion de la Fiducie – Convention d'administration ».

**Restrictions aux pouvoirs du fiduciaire**

Malgré quelque pouvoir et autorité que ce soit du fiduciaire, le fiduciaire ne peut en quelque circonstance que ce soit : exercer les voix se rattachant aux parts du Holding Trust, aux titres de la Fiducie du commandité ou, le cas échéant, aux billets du Holding Trust; ou exercer les voix se rattachant aux titres de la Fiducie d'AltaGas LP1 ou d'AltaGas LP2 ou autoriser le Holding Trust ou le commandité à exercer les voix se rattachant à leur participation dans AltaGas LP1 ou AltaGas LP2; ou autoriser AltaGas LP1 à exercer ses voix se rattachant à sa participation dans AltaGas LP2 ou autoriser AltaGas LP2 à exercer ses voix se rattachant à ses titres d'AltaGas Ltd. afin d'autoriser, selon le cas :

a) une vente, une location ou autre aliénation de la totalité ou de la quasi-totalité des actifs du commandité, du Holding Trust, d'AltaGas LP1, d'AltaGas LP2 ou d'AltaGas Ltd., sauf dans le cadre d'une réorganisation interne ou d'une mise en gage visant à garantir une dette contractée en vue de la réalisation des objectifs de la Fiducie;

b) une fusion, un regroupement, un arrangement, une réorganisation, une restructuration du capital, un regroupement d'entreprises ou une opération analogue mettant en cause le Holding Trust, AltaGas LP1, AltaGas LP2 ou AltaGas Ltd., sauf dans le cadre d'une réorganisation interne;

c) une modification importante de la convention relative aux billets du Holding Trust, autre qu'une modification qui ne porte pas préjudice à la Fiducie;

d) la liquidation volontaire ou forcée ou la dissolution du commandité, du Holding Trust, d'AltaGas Ltd. ou (à moins que la totalité des participations de commanditaire dans celles-ci appartienne directement ou indirectement à la Fiducie) d'AltaGas LP1 ou d'AltaGas LP2 avant la fin de la durée de la Fiducie;

e) une modification importante de la déclaration de fiducie du Holding, de la convention de société en commandite d'AltaGas LP1, de la convention de société en commandite d'AltaGas LP2, ou des statuts du fiduciaire du Holding Trust, du commandité ou d'AltaGas Ltd., d'une façon qui porte préjudice à la Fiducie,

sans l'approbation des porteurs de parts au moyen d'une résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin. En outre, sauf dans le cadre d'une réorganisation interne des actifs directs ou indirects de la Fiducie à la suite de laquelle la Fiducie détient la même participation, directe ou indirecte, dans les actifs que la participation, directe ou indirecte, qu'elle détenait avant la réorganisation, le fiduciaire n'a pas le pouvoir, selon le cas :

a) de vendre ou autrement aliéner des titres du commandité, des parts du Holding Trust ou des billets du Holding Trust, sauf dans le cadre d'une mise en gage conformément à la déclaration de fiducie ou d'un rachat en nature;

b) de vendre la totalité ou quasi-totalité des actifs de la Fiducie ou de faire en sorte que le Holding Trust vende la totalité ou la quasi-totalité de ses actifs, ou de faire en sorte que le Holding Trust oblige une de ses filiales à vendre la totalité ou la quasi-totalité des actifs directs ou indirects de la Fiducie, dans chaque cas dans le cadre d'une opération unique ou d'une série d'opérations connexes, sans l'approbation des porteurs de parts au moyen d'une résolution spéciale.

**Rémunération du fiduciaire**

La Fiducie paie au fiduciaire la rémunération convenue par écrit par le commandité et le fiduciaire. Parmi les dépenses de la Fiducie, le fiduciaire peut payer ou faire payer les frais, les coûts et les dépenses raisonnables engagés pour acquitter ses fonctions énoncées dans la déclaration de fiducie, notamment les frais, coûts et dépenses d'AltaGas Ltd. aux termes de la convention d'administration, ceux de vérificateurs, de comptables, d'avocats, d'évaluateurs et d'autres mandataires, conseillers, conseillers professionnels employés par la Fiducie ou pour son compte ainsi que le coût des obligations d'information ou d'avis envoyés aux porteurs de parts, y compris la rémunération du fiduciaire pour les services rendus à la Fiducie en toute autre qualité (y compris à titre d'agent des transferts ou de dépositaire).

**Responsabilité du fiduciaire**

Sauf en cas de violation de la norme de prudence, de diligence et de compétence requise du fiduciaire, le fiduciaire n'est pas responsable à l'égard d'un porteur de parts pour toute mesure prise de bonne foi fondée sur des documents qui sont, à première vue, dûment signés; pour toute dépréciation ou perte subie par la Fiducie en raison de la vente d'un titre; pour la perte ou la disposition de fonds ou de titres; ou pour toute autre mesure ou défaut d'agir, y compris le défaut d'obliger de quelque façon que ce soit un ancien fiduciaire à corriger un manquement aux obligations fiduciaires ou tout défaut par le Holding Trust d'exécuter des obligations ou de verser des fonds dus à la Fiducie. Si le fiduciaire a retenu les services d'un expert ou d'un conseiller approprié à l'égard d'une question reliée à ses fonctions aux termes de la déclaration de fiducie, le fiduciaire peut agir ou refuser d'agir en fonction des conseils de cet expert et de ce conseiller et, malgré toute disposition de la déclaration de fiducie, y compris la norme de prudence, de diligence et de compétence requise de la Fiducie, le fiduciaire n'est pas responsable d'une action ou d'un défaut d'agir fondé sur les conseils de cet expert ou de ce conseiller dont il est raisonnable de croire que celui-ci a la qualification pour les donner.

Sous réserve de la norme de prudence requise du fiduciaire, ni le fiduciaire ni l'un de ses dirigeants, administrateurs, employés ou mandataires ne sont assujettis à une responsabilité, qu'il s'agisse d'une responsabilité civile délictuelle, contractuelle ou autre, liée aux actifs ou aux affaires de la Fiducie, y compris à l'égard de la perte ou de la diminution de valeur de l'un ou l'autre des actifs de la Fiducie pour la Fiducie, pour les porteurs de parts ou pour une autre personne à la suite d'une mesure prise ou autorisée par le fiduciaire. Le fiduciaire n'est assujetti à aucune responsabilité personnelle à l'égard de dettes, de passif, d'obligations, de réclamations, de demandes, de jugements, de coûts, de frais ou de dépenses à l'encontre ou à l'égard de la Fiducie découlant d'une mesure prise ou autorisée ou omise à l'égard de l'exécution des fonctions du fiduciaire en ce qui concerne les affaires de la Fiducie. Aucun bien ni élément d'actif du fiduciaire, dont il est propriétaire à titre personnel ou autre, ne feront l'objet d'une exécution forcée, d'une saisie-exécution ou d'une autre procédure d'exécution à l'égard d'une obligation aux termes de la déclaration de fiducie ou d'une autre convention connexe. Il n'existe aucun recours direct ou indirect à l'encontre du fiduciaire en sa capacité personnelle. La Fiducie est seule responsable à cet égard, et seuls les actifs de la Fiducie pourront faire l'objet d'un recours au titre du paiement ou de l'exécution d'obligations.

## CONVENTION DE DÉLÉGATION

**Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la convention de délégation et de la déclaration de fiducie. Il y a lieu de se reporter à la convention de délégation et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions et à une description complète. Un exemplaire de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.**

Aux termes de la déclaration de fiducie et de la convention de délégation, le fiduciaire est autorisé à déléguer au commandité les pouvoirs, l'autorité et la responsabilité de prendre toutes les décisions devant être prises par le fiduciaire à l'égard de la Fiducie, y compris les pouvoirs, l'autorité et la responsabilité à l'égard des questions énoncées dans la convention de délégation.

Aux termes de la convention de délégation, le fiduciaire a délégué au commandité notamment les responsabilités suivantes : a) assumer la responsabilité de déterminer et de prendre ou de faire prendre toutes les mesures visant (i) la détermination des distributions, (ii) le rachat de parts de fiducie, (iii) le respect de la déclaration de fiducie à l'égard de la propriété de parts de fiducie par des non-résidents, (iv) l'acquisition d'actifs de la Fiducie par la Fiducie, (v) le placement de parts de fiducie ou d'autres titres; b) garantir l'obtention de financement ou de refinancement bancaire; c) approuver les états financiers de la Fiducie; d) approuver l'information à laquelle les porteurs de parts ont le droit; e) prendre et exécuter toutes les mesures et prendre toutes les décisions qui seraient requises par la législation applicable ou souhaitables de l'avis d'un comité de vérification ou d'un autre comité visé de la Fiducie; f) s'occuper des questions dans le cadre d'une offre publique d'achat, d'une fusion, d'un regroupement, d'un arrangement, d'une réorganisation, d'une restructuration du capital, d'un achat ou d'un rachat de titres ou des actifs d'une personne, d'un regroupement

d'entreprises ou d'une autre opération analogue mettant en cause la Fiducie; g) prendre les autres mesures relatives à ce qui précède ou requises dans le cadre de ce qui précède.

La convention de délégation demeure en vigueur jusqu'à la première des éventualités suivantes : a) la Fiducie ou le commandité met un terme à la convention de délégation au moyen d'un avis aux autres parties à la convention de délégation, la résiliation prenant effet 30 jours après la réception de cet avis par la dernière des parties à le recevoir; b) les parties conviennent mutuellement par écrit de mettre un terme à la convention de délégation; c) la Fiducie est dissoute aux termes de la déclaration de fiducie.

**Dépenses**

Aux termes de la convention de délégation, tous les coûts, frais et dépenses raisonnablement engagés par le commandité et le conseil d'administration dans l'exécution des obligations et fonctions du commandité aux termes de la convention de délégation dans le cadre de la prestation et de l'exécution des services délégués aux termes de cette convention (y compris le salaire, le traitement et autre forme de rémunération versés aux employés embauchés pour fournir les services devant être fournis aux termes de cette convention et/ou la rémunération de gestion versée aux entités de gestion dont les services pourraient être retenus afin de fournir ces services) sont payables par la Fiducie sur les actifs de la Fiducie.

**CONVENTION D'ADMINISTRATION**

**Le texte qui suit est un résumé, lequel ne prétend pas être complet, des dispositions importantes de la convention d'administration et de la déclaration de fiducie. Il y a lieu de se reporter à la convention d'administration et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions et à une description complète. Un exemplaire de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.**

Le fiduciaire a consenti à AltaGas Ltd. certains pouvoirs et certaines fonctions prévus expressément dans la déclaration de fiducie et dans la convention d'administration, y compris le pouvoir de déléguer à nouveau l'administration de la Fiducie. En règle générale, AltaGas Ltd. fournit des services d'administration et de soutien à la Fiducie et est responsable de la gestion et de l'administration générale des affaires de la Fiducie, aux termes de la convention d'administration, y compris ce qui suit : a) s'occuper des questions relevant du fiduciaire qui ne sont pas par ailleurs déléguées et fournir les services au besoin ou à la demande du fiduciaire en ce qui concerne l'administration de la Fiducie; b) préparer les documents et prendre les décisions nécessaires en ce qui concerne l'acquittement des obligations du fiduciaire; c) retenir les services d'organismes au service de la Fiducie et surveiller leur travail; d) autoriser et payer les dépenses d'exploitation et négocier des contrats avec des fournisseurs de services; e) fournir les locaux de même que le matériel et les services connexes; f) sous réserve des directives et de l'approbation du commandité (i) traiter avec les banques et autres prêteurs, (ii) préparer et fournir aux porteurs de parts les états financiers et les renseignements fiscaux, (iii) calculer, déterminer et effectuer les distributions aux porteurs de parts et administrer les régimes de réinvestissement et les régimes analogues, (iv) préparer les documents d'information requis en vertu de la législation sur les valeurs mobilières applicable à l'égard d'offres d'acquisition ou en réponse à de telles offres, (v) fournir les renseignements auxquels ont droit les porteurs de parts; g) veiller au respect par la Fiducie des conventions et des lois sur les valeurs mobilières applicables; h) remettre au fiduciaire les déclarations de revenu et les documents à déposer; i) fournir des services de relations avec les investisseurs à la Fiducie; j) veiller à ce que la Fiducie prenne les mesures nécessaires pour demeurer une « fiducie de fonds commun de placement »; k) convoquer et tenir des assemblées des porteurs de parts; l) prendre les mesures nécessaires afin d'émettre des titres de la Fiducie selon les directives du commandité; m) s'occuper des questions administratives et autres dans le cadre de rachats de parts de fiducie; n) souscrire et maintenir une assurance responsabilité en faveur de certains administrateurs et dirigeants; o) entreprendre, gérer et mener à terme les procédures à l'égard des autorités gouvernementales selon les directives du commandité; p) sous réserve de l'approbation du commandité, préparer les documents comparables visant la vente de titres de la Fiducie; q) aviser sans délai la Fiducie de tout fait qui pourrait avoir une incidence défavorable importante sur les affaires de la Fiducie.

AltaGas Ltd. fournit des services administratifs similaires à ce qui précède au Holding Trust, au commandité, à AltaGas LP1 et à AltaGas LP2 aux termes de la convention d'administration, adaptés au besoin pour tenir compte de la nature de l'entité et des conditions et des limites de la déclaration de fiducie du Holding, des documents de constitution du commandité, de la convention de société en commandite d'AltaGas LP1 et de la convention de société en commandite d'AltaGas LP2, respectivement.

Dans l'acquittement de ses fonctions aux termes de la convention d'administration, AltaGas Ltd. dispose intégralement des droits, des pouvoirs et de l'autorité de signer et de remettre tous les contrats, baux, licences et autres documents et contrats, de soumettre des demandes et de déposer des documents auprès des autorités gouvernementales et de prendre toute autre mesure qu'elle juge nécessaire dans le cadre des activités de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP1 et d'AltaGas LP2, respectivement.

AltaGas Ltd. doit exercer les pouvoirs et s'acquitter des fonctions qui lui sont conférés aux termes de la convention d'administration honnêtement, de bonne foi et au mieux des intérêts de la Fiducie, du Holding Trust, du commandité, d'AltaGas LP1 et d'AltaGas LP2 et faire preuve du degré de prudence, de diligence et de compétence dont ferait preuve un administrateur prudent et avisé au Canada ayant des responsabilités analogues dans des circonstances comparables.

**Frais**

Aux termes de la convention d'administration, AltaGas Ltd. se verra rembourser par la Fiducie, le Holding Trust, AltaGas LP1, AltaGas LP2 et le commandité, sans dédoublement, les dépenses (y compris le salaire, le traitement et les autres formes de rémunération versées aux employés dans le cadre de la prestation de services aux termes de la convention d'administration et les dépenses remboursables) engagées par AltaGas Ltd. qui sont, de l'avis raisonnable d'AltaGas Ltd., raisonnablement et respectivement attribuables à cet égard.

## DÉCLARATION DE FIDUCIE ET DESCRIPTION DES PARTS

**Le texte qui suit est un résumé, lequel ne prétend pas être complet, des caractéristiques importantes des parts de fiducie et des parts à droit de vote spécial ainsi que de certaines dispositions de la déclaration de fiducie. Il y a lieu de se reporter à la déclaration de fiducie en ce qui a trait au texte intégral de ses dispositions et à la description complète des parts de fiducie et des parts à droit de vote spécial. Un exemplaire de la déclaration de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.**

**PARTS DE FIDUCIE**

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de la déclaration de fiducie. Chaque part de fiducie donne droit à son porteur à une voix à toute assemblée des porteurs de parts ou à l'égard d'une résolution écrite des porteurs de parts et représente un droit de propriété réel et indivis égal dans toute distribution de la Fiducie (que ce soit une distribution de revenu, de gains en capital réalisés nets ou d'autres montants) et dans tout élément d'actif net de la Fiducie en cas de dissolution ou de liquidation volontaire de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel sans discrimination, préférence ou priorité, peu importe la date effective ou les modalités d'émission des parts. Chaque part de fiducie est transférable, n'est pas assujettie à des droits de conversion ou de préemption et donne le droit à son porteur d'exiger de la Fiducie qu'elle rachète une partie ou la totalité des parts de fiducie que ce porteur détient. Voir « Déclaration de fiducie et description des parts – Droit de rachat des parts de fiducie ».

**PARTS À DROIT DE VOTE SPÉCIAL**

La déclaration de fiducie permet la création de parts à droit de vote spécial qui permettent à la Fiducie d'accorder des droits de vote aux porteurs de titres échangeables. Une part à droit de vote spécial a été émise aux termes de l'arrangement pour permettre aux porteurs de titres échangeables émis par AltaGas LP1 et AltaGas LP2 de voter aux assemblées des porteurs de parts. Le porteur d'une part à droit de vote spécial, y compris à l'égard de la part à droit de vote spécial, le fiduciaire chargé du vote et de l'échange, n'a pas droit à une participation ou une quote-part dans les distributions ou les actifs nets de la Fiducie et a droit seulement au nombre de voix aux assemblées des porteurs de parts correspondant au nombre de parts de fiducie contre lequel les titres échangeables visés par cette part à droit de vote spécial sont échangeables ou convertibles.

Aux termes de la convention de vote et d'échange fiduciaires, la Fiducie a émis la part à droit de vote spécial au fiduciaire chargé du vote et de l'échange en faveur de chaque personne qui a reçu des titres échangeables dans le cadre de l'arrangement. Le fiduciaire chargé du vote et de l'échange est tenu d'exercer les droits de vote afférents à la part à droit de vote spécial aux assemblées des porteurs de parts conformément aux directives des porteurs de titres échangeables. Cependant, si aucune directive n'est fournie par les porteurs de titres échangeables, les droits de vote se rattachant à ceux-ci à l'égard de la part à droit de vote spécial ne seront pas exercés.

Les parts à droit de vote spécial seront assujetties aux autres droits et limites déterminés par le fiduciaire au moment de l'émission de la part à droit de vote spécial. La déclaration de fiducie prévoit que, à l'échange de titres échangeables contre des parts de fiducie, le droit de vote attaché à la part à droit de vote spécial sera éliminé à l'égard de ces titres échangeables.

**PARTS ÉCHANGEABLES**

AltaGas LP1 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP1. De même, AltaGas LP2 est autorisée à émettre un nombre illimité de parts B d'AltaGas LP2. AltaGas LP1 et AltaGas LP2 ont émis des parts B d'AltaGas LP1 et des parts B d'AltaGas LP2 aux porteurs de titres admissibles d'AltaGas Services en contrepartie de leurs actions ordinaires du capital d'AltaGas Services aux termes de l'arrangement.

Chaque part échangeable est échangeable contre une part de fiducie à tout moment au gré du porteur, donne le droit à son porteur de recevoir d'AltaGas LP1 ou d'AltaGas LP2, selon le cas, des prêts qui ne portent pas intérêt d'une somme en espèces correspondant aux distributions en espèces effectuées par la Fiducie sur une part de fiducie, donne à son porteur le droit de voter séparément lors d'un vote par catégorie à l'égard de propositions visant à compléter, modifier ou retirer tout droit, privilège, restriction ou condition se rattachant aux parts échangeables ou à l'égard de toute autre modification à la convention de société en commandite applicable qui aurait une incidence défavorable pour les porteurs de ces parts échangeables, ne sera pas cessible sauf à des cessionnaires admissibles, et AltaGas LP1 ou AltaGas LP2, selon le cas, aura le droit d'acquérir la totalité des parts échangeables en échange de parts de fiducie dans certains cas spécifiques, notamment lorsque moins de 750 000 parts B d'AltaGas LP1 ou 1 000 000 de parts B d'AltaGas LP2 sont en circulation ou encore à la réalisation de certaines opérations qui peuvent entraîner un changement de contrôle de la Fiducie.

**ÉMISSION DE PARTS**

La déclaration de fiducie prévoit que les parts, y compris les titres échangeables, les droits, bons de souscription, options ou autres titres convertibles en parts de fiducie ou échangeables contre des parts de fiducie, peuvent être créées, émises, vendues et livrées aux conditions et aux moments déterminés par le fiduciaire. La déclaration de fiducie prévoit également que le fiduciaire peut autoriser la création et l'émission de tout type de titres de créance ou de titres de créance convertibles de la Fiducie aux conditions, aux personnes et moyennant la contrepartie qu'il détermine.

**DISTRIBUTIONS**

Aux termes de la déclaration de fiducie, la Fiducie est tenue d'effectuer des distributions d'encaisse aux porteurs de parts chaque mois civil (ou pour toute autre période que le fiduciaire peut déterminer) correspondant à la totalité ou à une partie des flux de trésorerie de la Fiducie. L'argent reçu par la Fiducie de ses filiales sera géré par le commandité, compte tenu du bénéfice net consolidé de la Fiducie, des besoins consolidés de la Fiducie pour ce qui est de l'entretien et de la croissance, des besoins consolidés de la Fiducie pour ce qui est du remboursement de la dette et d'autres facteurs. L'intention du commandité est de maximiser l'argent reçu par la Fiducie de ses filiales compte tenu de ces différents facteurs.

Les distributions à l'égard d'un mois en particulier seront versées aux porteurs de parts inscrits à la fermeture des bureaux à chaque date de référence de distribution. La distribution pour un mois en particulier sera versée à la date de versement de distribution. En outre, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de sorte à ne pas être redevable d'impôts sur le revenu ordinaires pour l'exercice en question.

**ACHAT DE PARTS**

La Fiducie peut à l'occasion acheter aux fins d'annulation une partie ou la totalité des parts (ou d'autres titres de la Fiducie qui peuvent être émis et en circulation à l'occasion) sur le marché, par contrat de gré à gré ou à une bourse reconnue où ces parts sont négociées ou dans le cadre d'offres reçues par la Fiducie après un appel d'offres adressé à tous les porteurs de parts inscrits, étant entendu que, dans chaque cas, le fiduciaire a déterminé que ces achats étaient au mieux des intérêts de la Fiducie. Ces achats peuvent constituer une « offre publique de rachat » aux termes des lois sur les valeurs mobilières provinciales du Canada et doivent être exécutés conformément aux exigences applicables de ces lois. Aucun porteur de parts ne pourra à quelque moment que ce soit exiger de la Fiducie qu'elle rachète les parts de ce porteur de parts.

**DROIT DE RACHAT DES PARTS DE FIDUCIE**

Les parts de fiducie sont rachetables en tout temps sur demande des porteurs de celles-ci sur remise à la Fiducie d'un avis dûment rempli et signé en bonne et due forme demandant à la Fiducie de racheter des parts de fiducie. Sur réception d'un avis de rachat de parts de fiducie par la Fiducie, le porteur des parts de fiducie cesse par la suite d'avoir quelque droit que ce soit à l'égard des parts de fiducie remises aux fins de rachat (autre que le droit de recevoir le paiement du

rachat pour ces parts de fiducie à moins que le paiement de rachat ne soit pas effectué tel que requis), y compris le droit de recevoir des distributions à l'égard de ces parts qui sont déclarées payables à une date postérieure au jour de réception par la Fiducie de l'avis demandant le rachat.

**Rachat en espèces**

Sur réception par la Fiducie de l'avis de rachat de parts de fiducie, le porteur de parts de fiducie remettant ses parts aura par la suite le droit de recevoir le prix de rachat du marché correspondant au moindre des montants suivants : a) 90 % du cours par part de fiducie à la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) au cours des dix derniers jours de bourse avant la date à laquelle les parts de fiducie seront remises aux fins de rachat; b) 100 % du cours de clôture de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites (ou, si les parts de fiducie ne sont pas inscrites à la cote d'une bourse, du principal marché sur lequel les parts de fiducie sont cotées aux fins de négociation) à la date à laquelle les parts de fiducie sont remises aux fins de rachat.

Le prix de rachat du marché global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen d'un paiement en espèces dans les cinq jours ouvrables suivant la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat.

Les porteurs de parts de fiducie ne recevront pas d'espèces au rachat de leurs parts de fiducie dans l'un des cas suivants :

a) si le montant total payable par la Fiducie à l'égard de ces parts de fiducie et toutes les autres parts de fiducie remises aux fins de rachat au cours du même mois civil dépasse 50 000 $; étant entendu que le fiduciaire peut, à son gré, renoncer à cette limite à l'égard de toutes les parts de fiducie remises aux fins de rachat au cours d'un mois civil. Si cette limite ne fait pas l'objet d'une renonciation, les parts de fiducie remises aux fins de rachat au cours de ce mois civil sont rachetées contre des espèces en fonction du prix de rachat du marché et, à moins que des approbations réglementaires applicables soient nécessaires, au moyen de la distribution en nature des actifs de la Fiducie, en fonction du « prix de rachat en nature » (défini ci-après), qui peut comprendre des billets série 3 émis par Holding Trust (les « billets série 3 ») ou d'autres actifs détenus par la Fiducie, selon un calcul proportionnel. Voir « Holding Trust – Billets du Holding Trust »;

b) si, au moment où ces parts de fiducie sont remises aux fins de rachat, les parts de fiducie en circulation ne sont pas inscrites à la cote de la TSX ou négociées ou inscrites à une bourse ou sur un marché qui, de l'avis du fiduciaire, offre des cours représentatifs de la juste valeur marchande des parts de fiducie;

c) si les opérations normales sur les parts de fiducie sont suspendues ou arrêtées à une bourse à la cote de laquelle les parts de fiducie sont inscrites aux fins de négociation ou, si elles ne sont pas inscrites, sur un marché où les parts de fiducie sont cotées aux fins de négociation, à la date à laquelle ces parts de fiducie remises aux fins de rachat ont été remises à la Fiducie aux fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de bourse de dix jours avant la date à laquelle ces parts de fiducie ont été remises aux fins de rachat;

d) si le rachat des parts de fiducie entraîne la radiation des parts de fiducie de la principale bourse à la cote de laquelle les parts de fiducie sont inscrites.

**Rachat en nature**

S'il n'est pas possible de racheter en argent les parts de fiducie remises aux fins de rachat par un porteur de parts de fiducie, alors ce porteur de parts de fiducie aura le droit, à la place du prix de rachat du marché par part de fiducie, à recevoir un prix par part de fiducie (le « prix de rachat en nature ») correspondant à la juste valeur marchande d'une part de fiducie déterminée par le fiduciaire. Le prix de rachat en nature sera, sous réserve de toutes les approbations réglementaires nécessaires, versé et réglé au moyen d'une distribution en nature des actifs de la Fiducie, laquelle peut inclure les billets série 3 ou autres actifs détenus par la Fiducie (autres que les parts du Holding Trust), selon la décision du fiduciaire.

Le prix de rachat en nature global payable par la Fiducie à l'égard des parts de fiducie remises aux fins de rachat au cours d'un mois civil est acquitté au moyen du transfert au porteur de parts ou à l'ordre du porteur de parts qui a exercé le droit de rachat, dans les cinq jours ouvrables après la fin du mois civil au cours duquel les parts de fiducie ont été remises aux fins de rachat, des actifs de la Fiducie.

 SEC File # 82-349

Il est prévu que ce droit de rachat ne constituera pas le mécanisme principal dont se prévaudront les porteurs de parts de fiducie pour disposer de leurs parts de fiducie. Les billets série 3 qui peuvent être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront pas inscrits à la cote d'une bourse et il n'est pas prévu qu'un marché se formera pour eux. Les billets série 3 ne sont pas des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés d'épargne-retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

## ASSEMBLÉES DES PORTEURS DE PARTS

La déclaration de fiducie prévoit que des assemblées des porteurs de parts doivent être convoquées et tenues, entre autres choses, pour élire le conseil d'administration, nommer ou révoquer les vérificateurs de la Fiducie, approuver les modifications de la déclaration de fiducie (sauf tel que décrit ci-après à la rubrique « Déclaration de fiducie et description des parts – Modifications de la déclaration de fiducie »), vendre la totalité ou la quasi-totalité des actifs de la Fiducie, dissoudre la Fiducie ou nommer ou remplacer le fiduciaire du Holding Trust. Les assemblées des porteurs de parts seront convoquées et tenues chaque année pour, entre autres choses, élire le conseil d'administration et nommer les vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée en tout temps et à toute fin par le fiduciaire et doit être convoquée, sauf dans certaines circonstances, si cela est exigé par les porteurs d'au moins 5 % de tous les droits de vote ayant le droit d'être exercés à une assemblée des porteurs de parts (y compris les droits de vote se rattachant aux titres échangeables en vertu de la part à droit de vote spécial) moyennant une demande écrite. Une demande doit, entre autres choses, indiquer de façon raisonnablement circonstanciée l'objet de l'assemblée devant être convoquée.

Sous réserve de la convention de vote et d'échange fiduciaires, seuls les porteurs de parts inscrits peuvent assister à toutes les assemblées des porteurs de parts et y voter soit en personne soit par procuration, et un fondé de pouvoir n'est pas tenu d'être un porteur de parts. Pour la délibération des questions à toutes ces assemblées, le quorum est constitué de deux personnes assistant en personne ou représentées par procuration et représentant au total au moins 5 % des droits de vote se rattachant à toutes les parts en circulation. Pour les fins de la détermination d'un tel quorum, la part à droit de vote spécial est considérée comme représentant des parts de fiducie en circulation correspondant au nombre de titres échangeables représenté par procuration par le fiduciaire chargé du vote et de l'échange à cette assemblée.

La déclaration de fiducie renferme des dispositions quant à l'avis nécessaire et aux autres procédures à l'égard de la convocation et de la tenue des assemblées des porteurs de parts conformément aux exigences des lois applicables.

## LIMITES À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Pour veiller à ce que la Fiducie soit admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR, la déclaration de fiducie prévoit en partie, ce qui suit :

a) le commandité, selon le cas : (i) avant la réalisation d'une opération mettant en cause l'acquisition par la Fiducie de biens ou d'actifs autres que des titres du commandité ou du Holding Trust; (ii) avant une modification importante de la Fiducie autre qu'une modification envisagée en (i); (iii) immédiatement après tout projet de modification de l'alinéa 132(7)a) de la LIR ou la publication d'un bulletin administratif ou d'un autre avis d'interprétation relativement à l'interprétation ou l'application de cet alinéa; (iv) en tout temps sur demande du fiduciaire, obtiendra un avis juridique confirmant que la Fiducie a, à cette date et à la suite de cette opération ou de cet événement (dans le cas visé en (iii), cela signifiera la prise d'effet d'une modification ou d'un changement d'interprétation), le droit de se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR;

b) si le conseil d'administration détermine ou apprend, aux termes de a) ci-dessus ou autrement, que la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR (ou toute disposition qui le remplace) aux fins d'être admissible à titre de « fiducie de fonds commun de placement » à cet égard est menacée, alors sans délai après cette détermination :

   (i) la Fiducie ne sera plus maintenue principalement au profit de non-résidents et le commandité sera seul responsable de surveiller les avoirs détenus par des non-résidents;

   (ii) le commandité prendra les mesures nécessaires ou souhaitables pour veiller à ce que la Fiducie ne soit pas maintenue principalement au profit de non-résidents;

c) il est loisible au commandité de demander au fiduciaire d'obtenir, dans la mesure du possible étant donné les circonstances, des déclarations à l'égard de la propriété véritable des parts de fiducie, d'effectuer des recherches concernant la résidence des porteurs de parts de fiducie et des porteurs de titres échangeables et des listes de l'adresse postale des porteurs de parts de fiducie véritables et de porteurs de titres échangeables véritables et de prendre les autres mesures indiquées par le commandité, aux frais de la Fiducie, afin de déterminer ou d'estimer du mieux possible la résidence des propriétaires véritables de parts de fiducie;

d) si le conseil d'administration détermine que cela est au mieux des intérêts de la Fiducie, le commandité, malgré la capacité de la Fiducie de continuer à se fonder sur l'alinéa 132(7)a) de la LIR aux fins d'être admissible à titre de « fiducie de fonds commun de placement » en vertu de la LIR ou autrement, peut :

   (i) demander au fiduciaire de refuser une souscription de parts de fiducie de la part d'une personne, ou d'émettre des parts de fiducie ou d'inscrire un transfert de parts de fiducie en faveur de cette personne, à moins que celle-ci ne fournisse une déclaration à la Fiducie indiquant que les parts de fiducie devant être émises ou transférées à cette personne ne seront pas, lorsqu'elles seront émises ou transférées, la propriété véritable d'un non-résident;

   (ii) dans la mesure du possible dans les circonstances, envoyer un avis aux porteurs inscrits de parts de fiducie qui sont la propriété véritable de non-résidents, choisis dans l'ordre inverse de l'ordre d'acquisition ou d'inscription des parts de fiducie détenues en propriété véritable par des non-résidents, ou en fonction d'une autre méthode que le commandité peut juger équitable et pratique, lequel avis leur enjoint de vendre leurs parts de fiducie détenues en propriété véritable par des non-résidents ou une tranche indiquée de ces parts à l'intérieur d'un certain délai d'au moins 60 jours. Si les porteurs de parts de fiducie qui reçoivent cet avis n'ont pas vendu le nombre précisé de parts de fiducie ou fourni au commandité la preuve satisfaisante que ces parts de fiducie n'étaient pas détenues en propriété véritable par des non-résidents à l'intérieur de ce délai, le commandité peut, au nom de ces porteurs de parts de fiducie inscrits, vendre ces parts de fiducie et, entretemps, suspendre les droits de vote et de distribution se rattachant à ces parts de fiducie et effectuer toute distribution à l'égard de ces parts de fiducie en déposant le montant visé dans un compte bancaire séparé dans une banque à charte canadienne (déduction faite de tout impôt et de toute taxe applicables). La vente sera effectuée à une bourse à la cote de laquelle les parts de fiducie sont alors inscrites et, après cette vente, les porteurs visés cesseront d'être porteurs des parts de fiducie ainsi déposées et leurs droits se limiteront à recevoir le produit net de la vente et toute distribution à l'égard des parts déposées comme susmentionné, déduction faite des impôts et des taxes applicables et des frais de vente, à la remise des certificats de fiducie représentant ces parts de fiducie;

   (iii) radier les parts de fiducie des bourses non canadiennes;

   (iv) prendre les autres mesures qui, de l'avis du conseil d'administration, sont appropriées dans les circonstances et qui réduiront ou limiteront le nombre de parts de fiducie détenues par les porteurs de parts de fiducie non résidents afin de s'assurer que la Fiducie ne soit pas maintenue principalement au profit de non-résidents.

## MODIFICATIONS DE LA DÉCLARATION DE FIDUCIE

Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier la déclaration de fiducie, selon le cas :

a) aux fins de s'assurer du respect continu par la Fiducie des lois, règlements ou politiques applicables de toute autorité gouvernementale dont relève le fiduciaire ou la Fiducie;

b) d'une manière qui, de l'avis du fiduciaire, fournit une protection supplémentaire aux porteurs de parts;

c) d'une manière qui, de l'avis du fiduciaire, est nécessaire ou souhaitable en raison de modifications de la législation fiscale canadienne;

d) afin d'éliminer tout conflit ou incompatibilité dans la déclaration de fiducie ou d'apporter les corrections mineures qui, de l'avis du fiduciaire, sont nécessaires ou souhaitables et ne portent pas atteinte aux droits des porteurs de parts;

e) de changer le situs de la Fiducie, ou les lois la régissant, ce changement, de l'avis du fiduciaire, étant souhaitable afin de faire profiter les porteurs de parts de toute législation limitant leur responsabilité.

**DURÉE DE LA FIDUCIE**

Les porteurs de parts peuvent décider au moyen d'une résolution spéciale de dissoudre la Fiducie à toute assemblée des porteurs de parts dûment convoquée à cette fin, à la suite de quoi le fiduciaire commence la liquidation volontaire des affaires de la Fiducie (et doit se limiter par la suite à cette activité).

À moins que la Fiducie soit dissoute antérieurement ou prorogée à la suite d'un vote des porteurs de parts, le fiduciaire entame la liquidation volontaire des affaires de la Fiducie à la date qu'il détermine, soit au plus tard deux ans avant le 24 mars 2104 ou avant la veille du jour auquel la Fiducie serait par ailleurs nulle en vertu de toute règle applicable contre les perpétuités alors en vigueur en Alberta, le cas échéant. Si la Fiducie fait l'objet d'une liquidation volontaire, le fiduciaire vendra et convertira en argent les actifs de la Fiducie dans le cadre d'une ou de plusieurs opérations de ventes publiques ou privées et prendra toutes les autres mesures nécessaires pour liquider les biens de la Fiducie et il agira à tous égards conformément aux directives, s'il en est, des porteurs de parts (à l'égard de la dissolution autorisée conformément à une résolution spéciale). Après paiement, remboursement ou exécution, ou prise de dispositions pour le paiement, le remboursement ou l'exécution, de toutes les dettes et obligations connues de la Fiducie et après avoir prévu une indemnisation contre toutes les dettes et obligations impayées, le fiduciaire, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires, distribuera le reliquat du produit de la vente des actifs ainsi que tout montant en espèces faisant partie des actifs de la Fiducie aux porteurs de parts de fiducie selon un calcul proportionnel.

**OFFRES PUBLIQUES D'ACHAT**

La déclaration de fiducie renferme des dispositions voulant que, si une offre publique d'achat, au sens de « take-over bid » dans la loi intitulée *Securities Act* (Alberta), est faite à l'égard des parts de fiducie et qu'au moins 90 % des parts de fiducie (y compris les parts de fiducie pouvant être émises à la conversion, à l'exercice ou à l'échange de titres échangeables contre des parts de fiducie mais à l'exclusion de parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou un membre de son groupe ou une personne ayant des liens avec lui ou détenues pour leur compte ou pouvant être émises à ceux-ci) sont prises en livraison contre paiement par l'initiateur, l'initiateur aura le droit d'acquérir les parts de fiducie et les titres échangeables détenus par les porteurs de parts de fiducie qui n'acceptent pas l'offre publique d'achat aux modalités proposées par l'initiateur.

## HOLDING TRUST

**La déclaration de fiducie du Holding renferme des dispositions qui sont essentiellement les mêmes que celles de la déclaration de fiducie se rapportant à la Fiducie. Toutefois, il y a lieu de se reporter à la déclaration de fiducie du Holding et à la déclaration de fiducie en ce qui a trait au texte intégral de leurs dispositions respectives. Un exemplaire de ces déclarations de fiducie a été déposé sur SEDAR à l'adresse www.sedar.com.**

**GÉNÉRALITÉS**

Le Holding Trust est une fiducie d'investissement sans personnalité morale établie sous le régime des lois de l'Alberta aux termes de la déclaration de fiducie du Holding. Ses activités se limitent, notamment, à ce qui suit : acquérir, détenir, transférer, aliéner et par ailleurs négocier des titres, ou investir dans des titres, de quelque nature ou genre que ce soit, d'AltaGas LP1, AltaGas LP2, AltaGas Ltd. ou d'un membre de leur groupe ou d'une personne ayant des liens avec eux, ou des titres émis par eux, et des titres de toute autre société par actions, société en commandite, fiducie ou autre personne, ou des titres émis par elles, qui participent, directement ou indirectement, à des activités de collecte, de traitement, de transport, d'extraction, d'achat, d'entreposage ou de vente de pétrole, de gaz naturel, de LGN et d'autres produits connexes, d'électricité ou d'autres formes d'énergie, ou à la propriété, à la location ou à l'exploitation d'actifs ou de biens se rapportant à ces activités, ainsi qu'à des activités connexes, et aux autres placements que le fiduciaire du Holding Trust peut déterminer; emprunter des fonds et émettre des titres d'emprunt à ces fins et conclure des arrangements de couverture s'y rapportant; participer à toutes les activités accessoires à ces activités; et entreprendre d'autres activités ou prendre des mesures, notamment investir dans des titres, approuvées par le fiduciaire du Holding Trust de temps à autre.

À la date de la présente notice annuelle, le Holding Trust n'a pas l'intention de détenir des titres d'une entité autre qu'AltaGas LP1.

## DROIT DE RACHAT

Le droit de rachat que la déclaration de fiducie du Holding confère aux porteurs de parts du Holding Trust peut être exercé uniquement après que le porteur de parts de fiducie du Holding Trust a reçu un avis écrit du fiduciaire du Holding Trust qu'il peut exercer ce droit, de sorte que les porteurs de parts de fiducie du Holding Trust n'auront pas le droit de faire racheter leurs parts de fiducie du Holding Trust sur demande.

## DISTRIBUTIONS AU COMPTANT

Le Holding Trust verse à la Fiducie des distributions mensuelles au comptant de ses rentrées nettes de fonds mensuelles, après paiement de l'intérêt sur les billets du Holding Trust, s'il en est, et après déduction des liquidités estimatives requises pour les frais, coûts et autres obligations du Holding Trust. Ces distributions sont versées le jour qui correspond à la date de versement des distributions de la Fiducie afin de permettre à la Fiducie de verser ses distributions.

Si le fiduciaire du Holding Trust considère que le Holding Trust ne dispose pas des liquidités suffisantes pour verser intégralement une distribution, le versement peut se faire au moyen de l'émission de parts de fiducie supplémentaires du Holding Trust ou de billets du Holding Trust ayant une valeur correspondant à la différence entre le montant de cette distribution et le montant des liquidités que le fiduciaire du Holding Trust considère comme disponible aux fins du versement de cette distribution. La valeur de chaque part de fiducie du Holding Trust ainsi émise correspondra à son prix de rachat, et la valeur de chaque billet du Holding Trust ainsi émis correspondra au prix de rachat de ce billet calculé aux termes de la convention relative aux billets du Holding Trust.

Les parts de fiducie du Holding Trust transférées à des porteurs de parts aux termes d'une distribution en nature peuvent faire l'objet de restrictions de revente et de transfert et ne peuvent être revendues ni transférées sauf si les lois sur les valeurs mobilières applicables le permettent.

## LIMITATION APPLICABLE À LA PROPRIÉTÉ PAR DES NON-RÉSIDENTS

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne peut être émise ou transférée à un non-résident ou détenue par un non-résident.

## RESTRICTIONS APPLICABLES AU TRANSFERT DES PARTS DE FIDUCIE DU HOLDING TRUST

Malgré toute autre disposition de la déclaration de fiducie du Holding, aucune part de fiducie du Holding Trust ne sera transférée sans le consentement du fiduciaire du Holding Trust, consentement que le fiduciaire du Holding Trust peut refuser pour quelque motif que ce soit.

## BILLETS DU HOLDING TRUST

**Le texte qui suit est un résumé, lequel ne prétend pas être complet, des caractéristiques importantes des billets du Holding Trust ainsi que de certaines dispositions de la convention relative aux billets du Holding Trust. Il y a lieu de se reporter à la convention relative aux billets du Holding Trust en ce qui a trait au texte intégral de ses dispositions et à la description complète des billets de Holding Trust. Un exemplaire de cette convention a été déposé sur SEDAR à l'adresse www.sedar.com.**

La convention relative aux billets du Holding Trust autorise la création et l'émission de trois séries de billets du Holding Trust en monnaie canadienne : les billets série 1, les billets série 2 et les billets série 3. Chaque série de billets du Holding Trust est d'un capital global illimité, peut être émise en coupures de 10 $ et multiples complets de 10 $, représente un titre de créance non garanti du Holding Trust et est rachetable aux termes des dispositions de la convention relative aux billets du Holding Trust. Chaque série de billets du Holding Trust comporte des caractéristiques particulières qui lui sont propres et qui sont énoncées dans la convention relative aux billets du Holding Trust.

### Paiement à l'échéance

À l'échéance, le Holding Trust remboursera les billets du Holding Trust en payant en espèces au fiduciaire des billets aux termes de la convention relative aux billets du Holding Trust une somme correspondant au capital des billets du Holding Trust en circulation qui sont alors échus, majorée de l'intérêt couru et impayé s'y rapportant.

**Rachat**

Les billets du Holding Trust seront rachetables au gré du Holding Trust avant l'échéance

**Subordination/sûreté**

Les billets du Holding Trust ont égalité de rang entre eux, mais le paiement du capital et de l'intérêt des billets du Holding Trust est expressément subordonné au paiement préalable de toutes les créances de rang supérieur, soit les dettes et obligations du Holding Trust qui, selon les dispositions de l'instrument qui les crée ou les atteste, ne sont pas subordonnées ou égales en rang aux titres de créance attestés par la convention relative aux billets du Holding Trust. De plus, les privilèges que détiennent le fiduciaire des billets ou les porteurs des billets du Holding Trust, de même que les droits et recours accordés au fiduciaire des billets ou aux porteurs de billets du Holding Trust, prennent rang après tous les privilèges que détiennent actuellement ou détiendront les porteurs de titres de créance de rang supérieur sans égard à toute priorité que la loi pourrait établir par ailleurs.

La convention relative aux billets du Holding Trust prévoit qu'à la distribution de l'actif du Holding Trust en cas de faillite, insolvabilité, ou mise sous séquestre, liquidation, réorganisation ou autre procédure similaire se rapportant au Holding Trust, ou en cas de dissolution ou de liquidation volontaire du Holding Trust, les porteurs de tous les titres de créance de rang supérieur auront le droit de recevoir un paiement intégral (du capital, de la prime ou de la pénalité, s'il en est, et de l'intérêt) avant que les porteurs des billets du Holding Trust n'aient droit de recevoir un paiement.

**Cas de défaut**

La convention relative aux billets du Holding Trust prévoit que les situations ci-après constituent des cas de défaut :

a) le non-paiement du capital exigible des billets du Holding Trust d'une série lorsque ce capital devient exigible aux termes d'une disposition de la convention relative aux billets du Holding Trust ou des billets du Holding Trust, ce défaut se prolongeant pendant une période de dix jours ouvrables;

b) le non-paiement de l'intérêt exigible sur les billets du Holding Trust, ce défaut se prolongeant sur une période de 15 jours ouvrables;

c) le non-respect ou la violation par le Holding Trust de tout autre engagement ou toute autre convention prévu aux termes des dispositions des billets du Holding Trust ou de la convention relative aux billets du Holding Trust, lesquels se poursuivent pendant 30 jours après qu'un avis écrit en faisant état et exigeant qu'il y soit remédié a été remis au Holding Trust par le fiduciaire des billets;

d) s'il survient à l'égard d'une ou de plusieurs émissions de titres de créance du Holding Trust ayant un capital global en circulation de 100 millions de dollars ou plus un cas de défaut ayant fait en sorte que leur porteur déclare que ces titres de créance sont exigibles et payables avant leur échéance et que ces titres de créance n'ont pas été acquittés intégralement ou que ce remboursement anticipé n'a pas été annulé à l'intérieur d'un délai de 30 jours;

e) si une poursuite ou une action est intentée contre le Holding Trust, sauf dans certaines circonstances, devant un tribunal compétent, visant (i) sa réorganisation, sa liquidation ou sa dissolution, ou le concordat ou le redressement de ses dettes, (ii) la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre du Holding Trust ou à l'égard de la totalité ou quasi-totalité de ses biens, ou (iii) une demande similaire concernant le Holding Trust en vertu d'une loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la dissolution ou au concordat ou au redressement de dettes, et si cette poursuite ou action n'est pas rejetée, ou si une ordonnance, un jugement ou une décision approuvant ou ordonnant l'une des mesures susmentionnées est rendu et n'est pas suspendu et demeure en vigueur, pendant une période de 60 jours ou plus, ou si une ordonnance de redressement à l'encontre du Holding Trust est enregistrée lors d'une instance involontaire en vertu de la Loi sur la faillite;

f) si le Holding Trust, selon le cas : (i) demande ou accepte la nomination d'un séquestre, d'un gardien, d'un liquidateur ou autre à son égard ou à l'égard de la totalité ou quasi-totalité de ses biens ou la prise de possession de la totalité ou quasi-totalité de ses biens par une telle personne; (ii) fait une cession générale au profit de ses créanciers; (iii) introduit une instance volontaire aux termes de la Loi sur la faillite ou une autre loi similaire étrangère; (iv) introduit une instance ou dépose une requête dans le but de tirer profit d'une autre loi relative à la faillite, à l'insolvabilité, à la réorganisation, à la

liquidation, à la dissolution ou au concordat ou redressement de dettes; (v) omet de contester en temps opportun et de la manière appropriée, ou consent par écrit à une requête déposée contre lui dans une instance involontaire aux termes de la Loi sur la faillite ou d'une autre loi similaire étrangère; (vi) prend des mesures dans le but d'effectuer l'une ou l'autre des démarches susmentionnées;

g) si un créancier a pris possession de la totalité ou quasi-totalité de l'actif du Holding Trust.

**Certificats des parts du Holding Trust**

Étant donné que les parts de fiducie du Holding Trust ne doivent pas être émises ou détenues par une personne autre que la Fiducie, l'inscription des droits dans les parts de fiducie du Holding Trust et le transfert de celles-ci ne se feront pas par l'intermédiaire du système d'inscription en compte administré par La Caisse canadienne de dépôt de valeurs limitée. À la place, les porteurs de parts de fiducie du Holding Trust auront le droit de recevoir des certificats représentant ces parts.

**ASSEMBLÉES DES PORTEURS DE PARTS DU HOLDING TRUST**

L'assemblée annuelle des porteurs de parts de fiducie du Holding Trust sera convoquée au plus tard le 30 juin de chaque année, à l'heure et à l'endroit fixés et dans le but de présenter les états financiers vérifiés du Holding Trust, de nommer les vérificateurs du Holding Trust pour l'exercice à venir et pour examiner les autres questions dont le fiduciaire du Holding Trust peut décider ou dont l'assemblée peut être dûment saisie. Malgré ce qui précède, une résolution écrite signée par les porteurs de parts de fiducie du Holding Trust détenant plus de 66 ⅔ % des droits de vote rattachés aux parts de fiducie du Holding Trust en tout temps sera valide et exécutoire à toutes fins utiles.

## COMMANDITÉ

Aux termes de la convention de délégation, le commandité se voit déléguer certains pouvoirs et devoirs du fiduciaire à l'égard des affaires commerciales et internes de la Fiducie, et aux termes de la convention unanime des actionnaires, le commandité a le droit d'exercer les pouvoirs des administrateurs d'AltaGas Ltd. et de toute autre entité déterminée pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd. Voir « Gestion de la Fiducie – Convention de délégation » et « Déclaration de fiducie et description des parts – Assemblées des porteurs de parts ».

Le commandité est le commandité d'AltaGas LP1, d'AltaGas LP2, d'AltaGas Limited Partnership, de PremStar Energy Canada Limited Partnership et d'Énergie ECNG. Le commandité est également partie à la convention d'administration aux termes de laquelle AltaGas Ltd. fournit certains services administratifs au commandité. Voir « Gestion de la Fiducie – Convention d'administration ».

**ADMINISTRATEURS ET DIRIGEANTS**

Le nombre d'administrateurs du commandité est déterminé par résolution du conseil d'administration. À l'heure actuelle, les administrateurs sont au nombre de huit (dont sept administrateurs indépendants).

Le mandat d'un administrateur se poursuit jusqu'à la prochaine assemblée annuelle des porteurs de parts qui suit son élection ou sa nomination ou (si l'élection ou la nomination d'un administrateur n'a pas lieu à cette assemblée ou si l'assemblée n'a pas lieu) jusqu'à la date à laquelle son successeur est élu ou nommé, ou plus tôt en cas de décès ou de démission, de destitution ou d'incapacité de l'administrateur, ou jusqu'à ce que son mandat prenne fin pour toute autre raison aux termes des documents constitutifs du commandité. Aux termes de la déclaration de fiducie, les porteurs de parts pourront donner chaque année à la Fiducie des directives quant à l'élection des membres du conseil d'administration du commandité.

Les nom, lieu de résidence, poste au sein du commandité et principales fonctions au cours des cinq dernières années des administrateurs et dirigeants actuels du commandité sont indiqués ci-après :

| Nom de l'administrateur, lieu de résidence et poste au sein du commandité | Principales fonctions au cours des cinq dernières années | Administrateur depuis | Titres en propriété véritable ou sous contrôle[1] |
|---|---|---|---|
| *David W. Cornhill*[3][9]<br>Calgary (Alberta) Canada<br>Président du conseil et chef de la direction | En janvier 2008, président du conseil et chef de la direction. De 2005 à janvier 2008, président du conseil, président et chef de la direction. En 2004, président du conseil et chef de la direction. Président du conseil et chef de la direction d'AltaGas Services de 2003 à 2004. Auparavant, président et chef de la direction d'AltaGas Services. | Le 1er mai 2004<br>Administrateur d'AltaGas Services du 28 mars 1994 au 30 avril 2004 | 991 732 parts de fiducie<br>Aucune option sur des parts |
| *Allan L. Edgeworth*[2][3][4]<br>Calgary (Alberta) Canada<br>Administrateur | Président, ALE Energy Inc. depuis janvier 2005. Président et chef de la direction d'Alliance Pipeline Ltd. de 2001 à 2004 inclusivement. Vice-président directeur et chef de l'exploitation d'Alliance Pipeline de 1998 à 2001. | Le 2 mars 2005 | 3 000 parts de fiducie<br>35 000 options sur des parts |
| *Denis C. Fonteyne*[2][3][5]<br>Calgary (Alberta) Canada<br>Administrateur | Expert-conseil dans le secteur du gaz naturel depuis 1997. | Le 1er mai 2004<br>Administrateur d'AltaGas Services du 1er septembre 1998 au 30 avril 2004 | 36 300 parts de fiducie<br>15 000 options sur des parts |
| *Daryl H. Gilbert*[2][4][5][8]<br>Calgary (Alberta) Canada<br>Administrateur | Homme d'affaires depuis janvier 2005. Auparavant, président et chef de la direction de Gilbert Laustsen Jung Associates Ltd. (firme d'experts-conseils en génie). | Le 1er mai 2004<br>Administrateur d'AltaGas Services du 4 mai 2000 au 30 avril 2004 | 900 parts de fiducie<br>15 000 options sur des parts |
| *Robert B. Hodgins*[2][4][6]<br>Calgary (Alberta) Canada<br>Administrateur | Homme d'affaires indépendant depuis novembre 2004. Chef des finances de Pengrowth Energy Trust de 2002 à 2004. Vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002. | Le 2 mars 2005 | 2 000 parts de fiducie<br>35 000 options sur des parts |
| *Myron F. Kanik*[2][5][6][7]<br>Calgary (Alberta) Canada<br>Administrateur | Président de Kanik and Associates Ltd. (entreprise de conseils dans le secteur de l'énergie). | Le 1er mai 2004<br>Administrateur d'AltaGas Services du 1er juin 2001 au 30 avril 2004 | 43 960 parts de fiducie<br>15 000 options sur des parts |
| *David F. Mackie*[2][5][6]<br>Houston (Texas) É.-U.<br>Administrateur | Expert-conseil et investisseur de capital de risque dans le secteur de l'énergie. | Le 1er mai 2004<br>Administrateur d'AltaGas Services du 12 janvier 1995 au 30 avril 2004 | 1 055 216 parts de fiducie<br>15 000 options sur des parts |
| *M. Neil McCrank, c.r., ing.*<br>Calgary (Alberta) Canada<br>Administrateur [2][3][6] | Consultant auprès de participants du gouvernement et du secteur sur des questions en matière d'énergie depuis avril 2007. Auparavant, président du conseil du Energy and Utilities Board de l'Alberta de juillet 1998 jusqu'à sa retraite, le 31 mars 2007. | Le 10 décembre 2007 | Aucune part de fiducie<br>20 000 options sur des parts |

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et dirigeant est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 31 décembre 2007.

(2) Administrateur indépendant.

(3) Membre du comité de l'environnement, de la santé au travail et de la sécurité.

(4) Membre du comité de vérification.

(5) Membre du comité des ressources humaines et de la rémunération.

(6) Membre du comité de gouvernance d'entreprise.

(7) Administrateur en chef.

(8) M. Gilbert est également administrateur de Globel Direct, inc. (« Globel »). Globel a fait l'objet d'une interdiction d'opérations rendue par la Commission des valeurs mobilières de l'Alberta le 22 novembre 2002 et par la Commission des valeurs mobilières de la Colombie-Britannique le 20 novembre 2002 parce que Globel n'avait pas déposé ses états financiers annuels pour son exercice terminé le 31 mai 2002 et ses états financiers intermédiaires pour son premier trimestre terminé le 31 août 2002 avant la date limite prévue pour leur dépôt. Globel a déposé les états financiers annuels et ses états financiers intermédiaires et l'interdiction d'opérations a été levée par les commissions les 20 et 23 décembre 2002, respectivement. Le 12 juin 2007, Globel a reçu la protection de la Cour du banc de la Reine de l'Alberta contre ses créanciers en vertu de la *Loi sur les arrangements avec les créanciers des compagnies*. Cette protection a expiré le 7 décembre 2007, le contrôleur a été relevé de ses fonctions le 12 décembre 2007 et un administrateur-séquestre a été nommé.

(9) Étant donné que M. Cornhill fait partie des dirigeants du commandité, il n'est pas considéré comme administrateur indépendant.

| Nom du dirigeant, lieu de résidence et poste au sein du commandité[2] | Principales fonctions au cours des cinq dernières années | Administrateur depuis | Titres en propriété véritable ou sous contrôle[1] |
|---|---|---|---|
| *Richard M. Alexander*<br>Calgary (Alberta) Canada<br>Président et chef de l'exploitation | Président et chef de l'exploitation depuis janvier 2008. Vice-président directeur, chef de l'exploitation et chef des finances de janvier 2007 à janvier 2008. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001. | Le 1er mai 2006 | 20 468 parts de fiducie<br>Aucune option sur des parts |
| *David W. Cornhill*<br>Calgary (Alberta) Canada<br>Président du conseil et chef de la direction | Président du conseil et chef de la direction depuis janvier 2008. Président du conseil, président et chef de la direction de 2005 à janvier 2008. En 2004, président du conseil et chef de la direction. Président du conseil et chef de la direction d'AltaGas Services de 2003 à 2004. Auparavant, président et chef de la direction d'AltaGas Services. | Le 26 mars 2004 | 991 732 parts de fiducie<br>Aucune option sur des parts |
| *Dennis A. Dawson*<br>Calgary (Alberta) Canada<br>Vice-président, chef du contentieux et secrétaire général | Depuis 2005, vice-président, chef du contentieux et secrétaire général. Vice-président, chef du contentieux et secrétaire général d'AltaGas Ltd. depuis le 1er mai 2004. Vice-président, chef du contentieux et secrétaire général d'AltaGas Services depuis 1998. | Le 16 mars 2005 | 88 071 parts de fiducie<br>Aucune option sur des parts |
| *Deborah S. Stein*<br>Calgary (Alberta) Canada<br>Vice-présidente, Finances et chef des finances | Vice-présidente, Finances et chef des finances depuis janvier 2008. Vice-présidente, Finances de janvier 2007 à janvier 2008. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005. | Le 21 janvier 2008 | 2 931 parts de fiducie<br>Aucune option sur des parts |
| *David R. Wright*<br>Vice-président directeur, Stratégie et expansion des affaires | Vice-président directeur depuis janvier 2007. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie. | Le 16 janvier 2007 | 14 059 parts de fiducie<br>25 000 options sur des parts |

(1) Les parts de fiducie sous cette colonne comprennent tant les parts de fiducie que les parts échangeables dont chaque administrateur et dirigeant est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce un contrôle ou une emprise au 31 décembre 2007.

(2) Le 21 janvier 2008, M. Cornhill a été nommé chef de la direction, M. Alexander président et chef de l'exploitation, M. Wright vice-président directeur, Stratégie et expansion des affaires et Mme Stein vice-présidente, Finances et chef des finances.

Au 31 décembre 2007, les administrateurs et dirigeants du commandité et d'AltaGas Ltd., en tant que groupe, avaient la propriété véritable, directement ou indirectement, ou le contrôle de 3 446 877 parts de fiducie et parts échangeables en circulation, soit environ 6 % des parts de fiducie et parts échangeables en circulation. Au 31 décembre 2007, certains des administrateurs et dirigeants s'étaient également vu octroyer des options sur des parts permettant d'acquérir globalement 240 500 parts de fiducie.

### Mandat du comité de vérification

Voir le mandat du comité de vérification à l'annexe A.

**Composition du comité de vérification**

Le comité est actuellement composé d'Allan L. Edgeworth, Daryl H. Gilbert et Robert B. Hodgins. Robert B. Hodgins est le président du comité. Tous les membres du comité sont indépendants et possèdent des compétences financières au sens des lois canadiennes en valeurs mobilières.

**Formation et expérience pertinentes**

Allan L. Edgeworth est président d'ALE Energy Inc. depuis janvier 2005. M. Edgeworth a été président et chef de la direction d'Alliance Pipeline de 2001 à décembre 2004. Il s'est joint à Alliance Pipeline en 1998 à titre de vice-président directeur et de chef de l'exploitation. Auparavant, M. Edgeworth a passé près de 20 ans au sein de Westcoast Energy, où il a occupé divers postes, y compris ceux de vice-président, Exploitation des pipelines et de premier vice-président, Affaires réglementaires.

Daryl H. Gilbert est homme d'affaires depuis janvier 2005. Avant 2005, M. Gilbert a passé 26 ans chez Gilbert Laustsen Jung Associates Ltd., entreprise de génie des réservoirs, où le dernier poste qu'il a occupé a été celui de président et chef de la direction pendant 11 ans.

Robert B. Hodgins est homme d'affaires indépendant depuis novembre 2004. Auparavant, il a été chef des finances de Pengrowth Energy Trust de 2002 à 2004. Il a été vice-président et trésorier de Canadien Pacifique Limitée de 1998 à 2002 et chef des finances de TransCanada Pipelines Limited de 1993 à 1998. M. Hodgins est titulaire d'un baccalauréat spécialisé en affaires de la Richard Ivey School of Business à l'Université de Western Ontario. Il est comptable agréé en Ontario et en Alberta.

**Politiques et procédures d'approbation préalable**

Comme il est prévu dans la charte du comité, le comité doit approuver préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes.

**Honoraires pour les services des vérificateurs externes (ventilés par catégorie)**

Les honoraires facturés par Ernst & Young s.r.l. (« E&Y »), vérificateurs externes de la Fiducie, pour 2006 et 2007 sont les suivants :

| Catégorie d'honoraires pour les services des vérificateurs externes | 2007 | 2006 |
|---|---|---|
| Honoraires de vérification | 676 719 $ | 478 969 $ |
| Honoraires pour services liés à la vérification [1] | 14 712 $ | 11 175 $ |
| Honoraires pour services fiscaux [2] | 29 031 $ | 8 325 $ |
| Autres honoraires [3] | 278 724 $ | 92 415 $ |
| TOTAL | 999 186 $ | 590 884 $ |

Notes :

(1) Représente le total des honoraires facturés par E&Y pour les services de certification et services connexes qui étaient raisonnablement liés à l'exécution de la vérification ou à l'examen des états financiers de la Fiducie et n'étaient pas compris dans les « honoraires de vérification ». Il s'agissait de conseils comptables.

(2) Représente le total des honoraires facturés par E&Y pour les services professionnels en matière de conformité fiscale, les conseils fiscaux et la planification fiscale. Il s'agissait de services fiscaux et de planification fiscale.

(3) Représente le total des honoraires facturés par E&Y pour les produits et services autres que les services susmentionnés à l'égard des autres catégories d'honoraires de services. Il s'agissait de services de traduction et d'honoraires non liés à la vérification et à la fiscalité.

**CONVENTION UNANIME DES ACTIONNAIRES**

Aux termes de la convention unanime des actionnaires, le commandité s'est vu conférer les pouvoirs des administrateurs d'AltaGas Ltd. pour gérer ou superviser la gestion des affaires commerciales et internes d'AltaGas Ltd., notamment à l'égard des questions suivantes :

a) la nomination des membres du conseil d'administration d'AltaGas Ltd., au gré du conseil d'administration;

b) la nomination, les mandats et la rémunération des membres de la direction d'AltaGas Ltd.

## ALTAGAS LTD.

AltaGas Ltd. est la société issue de la fusion d'ASI, de certaines de ses filiales et d'un actionnaire exerçant un choix aux termes de l'arrangement. À la suite de la fusion, AltaGas Ltd. est directement ou indirectement propriétaire de la totalité des actifs dont ASI était directement ou indirectement propriétaire avant le transfert des activités d'ASI à la Fiducie. AltaGas Ltd. a conservé certains éléments de passif d'ASI, y compris les obligations relatives aux questions générales et à l'impôt sur le revenu.

Conformément à la convention d'administration, AltaGas Ltd. fournit tous les services de gestion, d'administration et d'exploitation à la Fiducie. Au 31 décembre 2007, AltaGas Ltd. et ses filiales comptaient au total 564 salariés.

### ADMINISTRATEURS ET DIRIGEANTS

Les nom, municipalité de résidence et poste de chacun des hauts dirigeants actuels d'AltaGas Ltd. sont indiqués ci-après :

| Nom du dirigeant, lieu de résidence et poste au sein d'AltaGas Ltd. | Principales fonctions au cours des cinq dernières années |
|---|---|
| *Gregory A. Aarssen*<br>Chatham (Ontario) Canada<br>Vice-président, Affaires de l'entreprise | Vice-président, Affaires de l'entreprise depuis janvier 2008. Vice-président de division, Gestion de l'énergie de janvier 2007 à janvier 2008. Vice-président, Services de détail de PremStar d'octobre 2004 à janvier 2007. Vice-président de PremStar Energy Canada Ltd. de janvier 1998 à octobre 2004. |
| *Richard M. Alexander*<br>Calgary (Alberta) Canada<br>Président, chef de l'exploitation et administrateur | Président et chef de l'exploitation depuis janvier 2008. Vice-président directeur, chef de l'exploitation et chef des finances de janvier 2007 à janvier 2008. Premier vice-président, Finances et chef des finances de mai 2006 à janvier 2007. Vice-président, Finances et chef des finances de Niko Resources Ltd. d'octobre 2003 à avril 2006. Vice-président, Relations avec les investisseurs et communications de Husky Energy Inc. de juillet 2001 à septembre 2003. Trésorier de Husky Energy Inc. d'août 2000 à juillet 2001. |
| *Nancy A. Anderson*<br>Calgary (Alberta) Canada<br>Vice-présidente, Expansion des affaires | Vice-présidente, Expansion des affaires depuis juin 2005. Vice-présidente de division, Services d'électricité de 2002 à 2005. Première vice-présidente, El Paso Merchant Energy Canada de 1999 à 2001. |
| *Jeremy R. Baines*<br>Calgary (Alberta) Canada<br>Trésorier | Trésorier depuis juillet 2005. Directeur, Finances, Agrium Inc. de 2002 à 2005. Directeur trésorier, Agrium Inc. de 1999 à 2002. |
| *James B. Bracken*<br>Calgary (Alberta) Canada<br>Premier vice-président, Projets importants | Premier vice-président, Projets importants depuis juin 2007. Premier vice-président, Services énergétiques et électricité de mars 2006 à juin 2007. Premier vice-président, Services énergétiques de juin 2005 à mars 2006. Vice-président de division, Services gaziers de 2004 à 2005. Directeur général, Services conseils d'Acres Management Consulting de 2002 à 2004. Dirigeant auprès de PA Consulting Group de 2000 à 2001. |
| *David W. Cornhill*<br>Calgary (Alberta) Canada<br>Président du conseil, chef de la direction et administrateur | Président du conseil et chef de la direction depuis janvier 2008. Président du conseil, président et chef de la direction d'AltaGas et du commandité jusqu'à janvier 2008. En 2004, président du conseil et chef de la direction d'AltaGas et du commandité. Président du conseil et chef de la direction d'AltaGas Services de 2003 à 2004. Auparavant, président et chef de la direction d'AltaGas Services. |
| *Dennis A. Dawson*<br>Calgary (Alberta) Canada<br>Vice-président, chef du contentieux et secrétaire général et administrateur | Vice-président, chef du contentieux et secrétaire général depuis 1998. |

| Nom du dirigeant, lieu de résidence et poste au sein d'AltaGas Ltd. | Principales fonctions au cours des cinq dernières années |
|---|---|
| *Massimiliano Fantuz*<br>Chatham (Ontario) Canada<br>Vice-président directeur | Vice-président directeur depuis janvier 2008. Vice-président de janvier 2007 à janvier 2008. Vice-président de division, Services gaziers de 2005 à janvier 2007. Président de PremStar Energy Canada Limited Partnership depuis 2004. Président de PremStar Energy Canada Ltd. de 1998 à 2004. |
| *Michael J. Kilby*<br>Chatham (Ontario) Canada<br>Vice-président de division, Services gaziers | Vice-président de division, Services gaziers depuis janvier 2007. Vice-président, Exploitation de PremStar d'octobre 2004 à janvier 2007. Vice-président, Marketing et exploitation de PremStar Energy Canada Ltd. de février 1998 à octobre 2004. |
| *Bradley G.H. Mattson*<br>Calgary (Alberta) Canada<br>Vice-président et contrôleur | Vice-président et contrôleur depuis janvier 2008. Auparavant, chef des finances de Taylor Gas Liquids Ltd. |
| *Patricia M. Newson*<br>Calgary (Alberta) Canada<br>Première vice-présidente | Présidente et chef de la direction de Utility Group depuis juillet 2005. Première vice-présidente depuis mai 2006. Première vice-présidente, Finances et chef des finances de 1996 à avril 2006. |
| *Jeffrey F. Perry*<br>Calgary (Alberta) Canada<br>Vice-président de division, Collecte et traitement sur place | Vice-président de division, Collecte et traitement sur place depuis janvier 2007. Vice-président de division, Collecte et traitement de juin 2005 à janvier 2007. Vice-président de division, Collecte et traitement sur place de 2003 à juin 2005. Directeur de zone, usine d'extraction de Cochrane, Williams Canada de 2001 à 2003. |
| *Marilyn A. Pfaefflin*<br>Calgary (Alberta) Canada<br>Vice-présidente de division, Transport | Vice-présidente de division, Transport depuis juin 2005. Trésorière de 1998 à juin 2005. |
| *Deborah S. Stein*<br>Calgary (Alberta) Canada<br>Vice-présidente, Finances et chef des finances | Vice-présidente, Finances et chef des finances depuis janvier 2008. Vice-présidente, Finances de janvier 2007 à janvier 2008. Vice-présidente, contrôleuse d'octobre 2005 à janvier 2007. Vice-présidente, Risques généraux de janvier à octobre 2005. Directrice, Relations avec les investisseurs, TransCanada PipeLines Limited de 2001 à 2005. |
| *Kent E. Stout*<br>Calgary (Alberta) Canada<br>Vice-président, Ressources générales | Vice-président, Ressources générales depuis 2002. Directeur des ressources humaines de 1999 à 2002. |
| *Randy W. Toone*<br>Calgary (Alberta) Canada<br>Vice-président de division, Extraction et transport | Vice-président de division, Extraction et transport depuis janvier 2007. Directeur de l'exploitation, Extraction et traitement de novembre 2004 à janvier 2007. Ingénieur principal, Exploitation de novembre 2003 à novembre 2004. Ingénieur d'usine de Williams Energy Canada de janvier 2002 à novembre 2003. |
| *David R. Wright*<br>Calgary (Alberta) Canada<br>Vice-président directeur, Stratégie et expansion des affaires et administrateur | Vice-président directeur, Stratégie et expansion des affaires depuis janvier 2008. Vice-président directeur de janvier 2007 à janvier 2008. Conseiller de direction de 2005 à janvier 2007. Vice-président directeur, chef du contentieux et secrétaire général d'EPCOR Utilities Inc. de 2001 à 2005. Auparavant, associé chez Borden Ladner Gervais s.r.l., S.E.N.C.R.L. et Howard Mackie. |

# FACTEURS DE RISQUE

## RISQUES LIÉS À LA FIDUCIE ET AUX PARTS DE LA FIDUCIE

Le porteur de titres devrait examiner attentivement les facteurs de risque décrits ci-après. De plus, les porteurs de titres éventuels devraient examiner et analyser attentivement tous les autres renseignements contenus dans la présente notice annuelle avant de prendre une décision d'investissement et consulter leurs propres experts au besoin.

**Nature des parts de fiducie**

Les parts de fiducie ne constituent pas un placement traditionnel dans le secteur des services énergétiques diversifiés et ne devraient pas être considérées par les porteurs de titres comme des actions d'AltaGas. Les parts de fiducie représentent une participation fractionnaire dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne pourront se prévaloir des droits reconnus par la loi qui découlent normalement de la propriété d'actions d'une société, notamment, le droit d'intenter des actions pour « abus » ou des actions « indirectes ». Les seuls actifs de la Fiducie seront les actions du commandité, les parts du Holding Trust, les billets du Holding Trust et d'autres placements dans des titres.

Les distributions d'encaisse de la Fiducie ne sont pas garanties, et le prix des parts de fiducie est tributaire des distributions prévues, des actifs sous-jacents de la Fiducie et de la capacité de la direction d'accroître la valeur à long terme d'AltaGas et d'autres entités qui sont ou seront détenues directement ou indirectement en propriété par la Fiducie. Le cours des parts de fiducie sera sensible à de nombreuses conditions du marché, notamment aux taux d'intérêt, aux tarifs de l'électricité et aux prix du gaz naturel et des LGN. Les fluctuations des conditions du marché pourraient avoir une incidence défavorable sur le cours des parts de fiducie.

Les parts de fiducie ne constituent pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées en vertu des dispositions de cette loi ou de toute autre législation. De plus, la Fiducie n'est pas une société de fiducie et, par conséquent, elle n'est pas inscrite en vertu d'une loi sur les sociétés de fiducie et de prêt étant donné qu'elle n'exerce pas ni ne prévoit exercer les activités d'une société de fiducie.

**Ventes éventuelles de parts de fiducie supplémentaires**

La Fiducie peut éventuellement émettre des parts de fiducie supplémentaires pour financer directement ou indirectement les dépenses en immobilisations d'entités qui sont ou seront détenues directement ou indirectement par la Fiducie, notamment pour financer des acquisitions faites par ces entités. Ces parts de fiducie supplémentaires peuvent être émises sans l'approbation préalable des porteurs de parts. Les porteurs de parts n'auront aucun droit préférentiel de souscription relativement à ces émissions de parts de fiducie supplémentaires. Le conseil d'administration possède un pouvoir discrétionnaire relativement au prix et aux autres modalités d'émission de ces parts de fiducie supplémentaires.

**Nature des distributions**

Contrairement aux versements d'intérêts sur un titre qui porte intérêt, les distributions d'encaisse faites par des fiducies de revenu sur des parts de fiducie (y compris celles de la Fiducie) sont, aux fins de l'impôt canadien, composées de différents types de versements (dont des parties peuvent être partiellement ou entièrement imposables ou peuvent constituer des remboursements de capital non imposables). La composition de ces distributions d'encaisse aux fins de l'impôt peut changer au fil du temps, ce qui aura une incidence sur le rendement après impôt pour les porteurs de parts. Par conséquent, le taux de rendement d'un porteur de parts au cours d'une période donnée peut ne pas être comparable à celui d'un titre à revenu fixe qui fournit un rendement du capital au cours de la même période, ceci étant dû au fait que le porteur de parts peut recevoir des distributions d'encaisse qui constituent un remboursement de capital (plutôt qu'un rendement du capital) dans une certaine mesure au cours de la période pertinente. Les rendements du capital sont généralement traités aux fins de l'impôt comme du revenu ordinaire ou des dividendes entre les mains du porteur de parts alors que les remboursements de capital sont généralement non imposables pour un porteur de parts (mais réduisent le prix de base rajusté de la part de fiducie aux fins de l'impôt pour le porteur de parts). La Fiducie s'attend à ce que presque la totalité des distributions d'encaisse faites aux porteurs de parts soient imposées comme un revenu ordinaire. Voir « Déclaration de fiducie et description des parts – Distributions ». Les porteurs de parts devraient consulter leurs conseillers fiscaux pour connaître les incidences de la distinction faite ci-dessus quant à leur situation particulière.

**Fluctuation des distributions**

Les fonds provenant de l'exploitation disponibles aux fins de distribution aux porteurs de parts sont tributaires d'un certain nombre de facteurs, notamment du rendement financier d'AltaGas, de l'incidence des taux d'intérêt, des tarifs de

l'électricité, du gaz et des LGN, des clauses restrictives de contrats de prêt et de titres d'emprunt, des besoins du fonds de roulement et des besoins en capitaux futurs. Les distributions pourraient être réduites ou entièrement interrompues selon les activités d'AltaGas et le rendement de ses actifs.

Le cours des parts de fiducie pourrait subir une baisse importante si la Fiducie n'était pas en mesure d'atteindre ses objectifs en matière de distributions en espèces dans l'avenir.

**Modifications de la législation**

La législation environnementale et la législation applicable en matière d'exploitation peuvent être modifiées d'une manière qui aurait une incidence défavorable pour AltaGas par suite de l'imposition de restrictions à ses activités commerciales ou de l'introduction de règlements qui augmentent les frais d'exploitation d'AltaGas, ce qui toucherait indirectement la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les lois de l'impôt sur le revenu applicables à la Fiducie, notamment en ce qui concerne le statut des fiducies de fonds commun de placement, pourraient être modifiées d'une manière qui aurait une incidence défavorable pour les porteurs de parts.

**Modifications apportées et proposées par le gouvernement fédéral à l'imposition des fiducies de revenu**

Le 31 octobre 2006, le ministre des Finances (Canada) (le « Ministre ») a annoncé des modifications proposées à l'imposition de certaines fiducies et sociétés de personnes cotées en bourse et de leurs porteurs de parts. Ces modifications (les « règles relatives aux EIPD ») ont été adoptées et sont entrées en vigueur le 22 juin 2007. Les règles relatives aux EIPD s'appliquent, dans le cas des fiducies, aux fiducies qui sont des résidents du Canada pour l'application de la LIR, qui détiennent un ou plusieurs « biens hors portefeuille » et dont les parts sont inscrites à la cote d'une bourse ou sur un autre marché public (les « entités intermédiaires de placement déterminées » ou les « fiducies EIPD »). Dans le cas d'une fiducie EIPD dont les parts étaient déjà cotées en bourse au 31 octobre 2006, comme la Fiducie, les règles relatives aux EIPD ne produiront pas leurs effets avant le 1er janvier 2011, à condition que la fiducie ne connaisse qu'une « croissance normale » auparavant. Le Ministre a publié, le 15 décembre 2006, des précisions sur ce qui serait considéré comme une « croissance normale » à cette fin, précisions qui dans les faits ont été intégrées par renvoi à la LIR lorsque les règles relatives aux EIPD ont été adoptées. Le 20 décembre 2007, le Ministre a annoncé un projet de modification technique des règles relatives aux EIPD. Bien qu'il ne soit pas adopté, le projet de modification technique a pour but de clarifier les règles relatives aux EIPD.

Aux termes des règles relatives aux EIPD, la Fiducie deviendra assujettie, à compter du 1er janvier 2011, à un impôt sur son revenu provenant de biens hors portefeuille et sur ses gains en capital imposables provenant de dispositions de biens hors portefeuille, payés ou payables aux porteurs de parts, au taux correspondant au taux d'imposition sur le revenu des sociétés alors en vigueur (actuellement de 16,5 % pour 2011 et de 15 % pour 2012 et les années subséquentes), majoré d'un montant supplémentaire au titre de l'impôt provincial (bien que le taux soit actuellement de 13 %, on propose dans le budget fédéral du 26 février 2008 de fixer le taux en fonction du taux d'imposition général sur le revenu des sociétés de chaque province dans laquelle la Fiducie a un établissement permanent). Les distributions de ce revenu aux porteurs de parts seraient considérées comme des dividendes versés par une société canadienne imposable. Les parts de fiducie du Holding Trust et les billets du Holding Trust constituent des « biens hors portefeuille » de la Fiducie aux termes des règles relatives aux EIPD, ce qui fait en sorte que la quasi-totalité du revenu de la Fiducie serait assujettie au nouveau taux d'imposition et que les distributions de ce revenu par la Fiducie à ses porteurs de parts seraient considérées comme des dividendes versés par une société canadienne imposable. Les remboursements de capital versés par la Fiducie à ses porteurs de parts ne seraient pas touchés par les règles relatives aux EIPD et continueraient d'être imposés de la même manière qu'à l'heure actuelle.

La Fiducie ne devrait pas être assujettie aux règles relatives aux EIPD avant 2011. Toutefois, lorsqu'elle le sera, les règles relatives aux EIPD devraient avoir des incidences fiscales défavorables pour la Fiducie et certains porteurs de parts (en particulier les porteurs de parts exonérés d'impôt ou non-résidents du Canada) et pourraient toucher les distributions d'encaisse de la Fiducie.

À la lumière de ce qui précède, les règles relatives aux EIPD pourraient réduire la valeur des parts, ce qui devrait augmenter les coûts pour la Fiducie liés à l'obtention de capitaux sur les marchés financiers publics. Rien ne garantit que la Fiducie pourra réorganiser ses structures juridique et fiscale pour réduire considérablement l'effet prévu des règles relatives aux EIPD.

Comme il a été mentionné précédemment, la Fiducie pourrait devenir assujettie aux règles relatives aux EIPD avant 2011 si elle devait connaître une croissance autre qu'une « croissance normale » auparavant. Aux termes des précisions

concernant la « croissance normale », la Fiducie sera considérée comme n'avoir connu qu'une croissance normale si ses émissions de nouveaux capitaux propres (qui, à cette fin, comprennent des parts de fiducie et des dettes convertibles en parts de fiducie, mais non les dettes non convertibles) n'excèdent pas, pour chacune des périodes intermédiaires indiquées ci-après, une zone sûre établie par rapport à la capitalisation boursière de la Fiducie à la clôture des marchés le 31 octobre 2006 (établie uniquement en fonction de la valeur des parts de fiducie de la Fiducie transigées publiquement qui sont émises et en circulation à cette date). La capitalisation boursière de la Fiducie au 31 octobre 2006 se chiffrait à quelque 1,5 milliard de dollars. Les périodes intermédiaires et leurs sommes respectives correspondant à la zone sûre sont les suivantes :

a) du 1er novembre 2006 au 31 décembre 2007 – 40 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

b) du 1er janvier 2008 au 31 décembre 2008 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

c) du 1er janvier 2009 au 31 décembre 2009 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006;

d) du 1er janvier 2010 au 31 décembre 2010 – 20 % de la capitalisation boursière de la Fiducie au 31 octobre 2006.

Les précisions concernant la « croissance normale » prévoient que ces sommes annuelles correspondant à la zone sûre sont cumulatives et que le fait de remplacer des dettes en circulation au 31 octobre 2006 par de nouveaux capitaux propres – au moyen de la conversion de débentures ou autrement – ne sera pas considéré comme de la croissance à ces fins. En outre, l'émission de nouveaux capitaux propres ne sera pas considérée comme de la croissance dans la mesure où elle est effectuée en règlement de l'exercice par une autre personne du droit (qui existait le 31 octobre 2006) d'échanger une participation dans une société de personnes, ou une action d'une société, contre des parts de fiducie.

Bien que ces précisions n'auront probablement aucune incidence sur la capacité de la Fiducie à obtenir les capitaux nécessaires pour maintenir et faire croître ses activités actuelles dans le cours normal des activités pendant la période intermédiaire, elles pourraient avoir une incidence défavorable sur les coûts de l'obtention de capitaux et la capacité de la Fiducie d'entreprendre d'autres acquisitions importantes.

**Perte du statut de fiducie de fonds commun de placement**

Le commandité a l'intention que la Fiducie demeure admissible comme fiducie de fonds commun de placement (et, par conséquent, comme placement enregistré) aux fins de la LIR. La Fiducie pourrait toutefois ne pas toujours être en mesure de satisfaire aux exigences futures applicables au maintien du statut de fiducie de fonds commun de placement. Voir « Modifications de la législation » ci-dessus. Si le statut de la Fiducie comme fiducie de fonds commun de placement était perdu ou contesté avec succès par une autorité fiscale compétente, cela pourrait avoir certaines incidences défavorables pour la Fiducie et pour les porteurs de parts. Certaines des incidences importantes de la perte du statut de fiducie de fonds commun de placement sont décrites ci-après.

a) Si la Fiducie devait cesser d'être une fiducie de fonds commun de placement, elle pourrait de ce fait cesser d'être un placement enregistré. Dans ce cas, les parts cesseraient d'être des placements admissibles pour des régimes exonérés à compter du 1er janvier de la deuxième année civile qui suit l'année au cours de laquelle la Fiducie cesse d'être un placement enregistré. Si à la fin d'un mois un régime exonéré détient des parts qui ne sont pas des placements admissibles, le régime doit payer un impôt correspondant à 1 % de la juste valeur marchande des parts au moment de leur acquisition par le régime exonéré. Un régime enregistré d'épargne-retraite ou un fonds enregistré de revenu de retraite détenant des parts qui ne sont pas des placements admissibles serait assujetti à l'impôt sur le revenu attribuable aux parts, y compris le plein montant de tout gain en capital découlant de la disposition de ces parts. Si un régime enregistré d'épargne-études détient des parts qui ne sont pas des placements admissibles, il pourrait voir son agrément révoqué par l'Agence du revenu du Canada.

b) Les parts détenues par des porteurs de parts non résidents deviendraient immédiatement des biens canadiens imposables. Les porteurs de parts non résidents seraient assujettis à l'impôt canadien sur le revenu et aux obligations de déclaration de gains réalisés à la disposition de parts qu'ils détiennent.

c) La Fiducie serait imposée sur certains types de revenus distribués aux porteurs de parts (autrement qu'aux termes des règles relatives aux EIPD). Le paiement de cet impôt pourrait avoir des incidences

défavorables pour certains porteurs de parts, notamment les porteurs de parts qui ne sont pas résidents du Canada et les résidents du Canada qui sont par ailleurs dispensés de l'impôt canadien sur le revenu.

d) La Fiducie cesserait d'être admissible aux mécanismes de remboursement des gains en capital dont elle peut se prévaloir en vertu des lois de l'impôt canadien si elle cessait d'être une fiducie de fonds commun de placement.

e) La Fiducie ne serait plus exonérée de l'application des dispositions relatives à l'impôt minimum de remplacement de la LIR.

De plus, la Fiducie pourrait prendre certaines mesures à l'avenir si elle le juge nécessaire pour veiller à conserver son statut de fiducie de fonds commun de placement. Ces mesures pourraient être défavorables pour certains porteurs de parts, notamment les non-résidents. Voir « Risques liés au niveau de propriété étrangère » ci-après.

**Risques liés au niveau de propriété étrangère**

La déclaration de fiducie renferme diverses dispositions destinées à protéger le statut de la Fiducie comme « fiducie de fonds commun de placement » en vertu de la LIR laquelle exige, entre autres, qu'une fiducie de fonds commun de placement ne soit pas établie ni maintenue principalement à l'avantage de non-résidents. Rien n'indique que le statut de fiducie de fonds commun de placement de la Fiducie soit actuellement en péril. Si à l'avenir le commandité considère qu'un tel risque existe, il est habilité à prendre diverses mesures aux termes de la déclaration de fiducie, et notamment à exiger des porteurs de parts qu'il croit être des non-résidents qu'ils vendent leurs parts de fiducie, mesure qui pourrait avoir un effet défavorable sur le cours des parts de fiducie. En outre, rien ne garantit que la LIR ne sera pas modifiée à l'avenir d'une manière qui aurait un effet défavorable important sur le statut de fiducie de fonds commun de placement de la Fiducie.

**Distribution des billets du Holding Trust ou d'autres titres au moment du rachat ou de la dissolution de la Fiducie**

On s'attend à ce que le droit de rachat ne soit pas le principal mécanisme dont les porteurs de parts de fiducie pourront se prévaloir pour liquider leur placement. Les billets du Holding Trust pouvant être reçus par suite du rachat de parts de fiducie ne seront pas inscrits à la cote d'une bourse et aucun marché ne devrait se former pour la négociation de ces titres. En outre, il est possible que des restrictions relatives à la revente de titres soient imposées en vertu des lois applicables aux personnes qui reçoivent des billets du Holding Trust aux termes du droit de rachat. Les billets du Holding Trust ne seront pas des placements admissibles pour des régimes exonérés. Au moment de la dissolution de la Fiducie, le fiduciaire peut distribuer des titres directement aux porteurs de parts, sous réserve de l'obtention de toutes les approbations réglementaires nécessaires. Les billets du Holding Trust ne seront pas garantis par une autre partie, et les dispositions de la convention relative aux billets du Holding Trust régissant les cas de défaut et les recours dont on peut se prévaloir aux termes de cette convention ne fourniront pas une protection aux porteurs de billets du Holding Trust qui serait comparable à celle prévue dans les dispositions généralement applicables aux titres de créance émis dans le public.

**Service de la dette**

La Fiducie ou les membres de son groupe peuvent de temps à autre financer une partie importante de leurs activités par des emprunts. Les montants versés à l'égard de l'intérêt et du capital sur les emprunts contractés par ces entités pourraient nuire à leur capacité de s'acquitter d'obligations aux termes des dettes détenues directement ou indirectement par la Fiducie. Les fluctuations des taux d'intérêt et des remboursements de capital prévus pourraient avoir pour effet de modifier de façon importante le montant devant être affecté au service de la dette. En bout de ligne, cette situation pourrait entraîner une baisse de l'encaisse distribuable de la Fiducie et pourrait réduire les distributions aux porteurs de parts.

Les prêts consentis à la Fiducie ou aux membres de son groupe sont subordonnés aux clauses restrictives et aux critères financiers usuels pouvant, dans certaines circonstances, restreindre la capacité de la Fiducie de verser des distributions aux porteurs de parts ou la capacité d'AltaGas de verser des distributions à AltaGas LP2 et en bout de ligne aux porteurs de parts.

**Subordination structurelle et contractuelle**

En cas de faillite, de liquidation ou de réorganisation d'AltaGas LP1, d'AltaGas ou d'AltaGas Operating Partnership, les porteurs de leurs dettes et comptes fournisseurs respectifs auront généralement droit au paiement de leurs créances sur l'actif d'AltaGas ou d'AltaGas Operating Partnership, selon le cas, avant que des actifs soient disponibles à des fins de

distribution à la Fiducie. Les parts de fiducie sont donc en fait de rang inférieur aux dettes et à la plupart des autres éléments de passif (y compris les comptes fournisseurs) d'AltaGas, d'AltaGas LP1 et d'AltaGas Operating Partnership. Ni AltaGas ni AltaGas Operating Partnership n'est limitée quant à sa capacité (si ce n'est aux termes des clauses restrictives stipulées dans les conventions d'emprunt) de contracter des dettes garanties ou non garanties.

AltaGas distribue une tranche considérable de ses rentrées de fonds à AltaGas LP2 aux termes d'un contrat de prêt portant intérêt. Les paiements effectués par AltaGas aux termes de ce contrat de prêt sont expressément subordonnés au paiement préalable intégral de toutes les dettes d'AltaGas envers des tiers. En cas de défaut en vertu de certaines dettes, AltaGas peut être empêchée de distribuer des espèces à AltaGas LP2, ce qui réduirait en bout de ligne l'encaisse disponible à des fins de distribution aux porteurs de parts.

**Dépendance à l'égard d'entités en exploitation**

La Fiducie dépend entièrement du succès des activités des membres de son groupe. Par conséquent, les distributions aux porteurs de parts seront tributaires de la capacité de ces entités de produire des rentrées nettes de fonds.

**Imposition des personnes morales**

Les structures des fonds de revenu comportent souvent des montants importants de dette entre entités, produisant des frais d'intérêt importants, qui servent à réduire le bénéfice et, par conséquent, l'impôt sur le revenu payable. Le conseil d'administration s'attend à ce que cette situation s'applique à AltaGas Ltd. et à ses frais d'intérêt sur sa dette subordonnée. Rien ne garantit que les autorités fiscales ne tenteront pas de contester le montant des frais d'intérêt déduits. Si tel était le cas et que les autorités fiscales avaient gain de cause contre AltaGas Ltd., cela pourrait nuire de façon importante aux rentrées nettes de fonds de la Fiducie disponibles à des fins de distribution aux porteurs de parts.

**Responsabilité limitée des porteurs de parts**

La déclaration de fiducie prévoit qu'aucun porteur de parts ne sera assujetti à quelque responsabilité que ce soit à l'égard de la Fiducie ou de ses obligations et affaires et que, si un tribunal déterminait que les porteurs de parts sont assujettis à une telle responsabilité, celle-ci ne pourrait être appliquée qu'à l'encontre des actifs de la Fiducie et ne pourrait être acquittée que sur ces actifs. Aux termes de la déclaration de fiducie, la Fiducie tiendra chaque porteur de parts indemne et à couvert des frais, dommages, responsabilités, dépenses, débours et pertes subis par le porteur de parts en raison du fait que ce porteur de parts n'avait pas cette responsabilité limitée. Rien ne garantit qu'au moment pertinent, la Fiducie aura suffisamment d'actif pour être en mesure d'acquitter cette indemnisation.

La déclaration de fiducie prévoit que tous les documents écrits signés par la Fiducie ou pour son compte doivent contenir une disposition selon laquelle les obligations aux termes de ces documents ne lieront pas les porteurs de parts personnellement. Toutefois, une certaine responsabilité personnelle peut surgir à l'égard de certaines réclamations contre la Fiducie qui ne surviennent pas en vertu de contrats, notamment des réclamations en responsabilité civile, des réclamations fiscales et possiblement certaines autres responsabilités légales. Il est toutefois peu probable qu'une responsabilité personnelle de cette nature surgisse.

Les activités de la Fiducie seront exercées, suivant l'avis des conseillers juridiques, d'une manière et dans des territoires qui permettent d'éviter dans la mesure du possible qu'il y ait un risque élevé que les porteurs de parts se voient assujettis à une responsabilité à l'égard des réclamations contre la Fiducie, notamment en obtenant des assurances adéquates, le cas échéant, et dans la mesure où il est possible de le faire d'un point de vue commercial.

Le 1^er^ juillet 2004, la loi intitulée *Income Trusts Liability Act* (Alberta) est entrée en vigueur, laquelle prévoit qu'un porteur de parts ne sera pas, en qualité de bénéficiaire, responsable des actes, défauts, obligations ou responsabilités du fiduciaire qui surviennent après que la disposition particulière de cette loi est entrée en vigueur.

**Déductibilité des frais**

Bien que le commandité soit d'avis que tous les frais devant être réclamés par la Fiducie, Holding Trust, AltaGas LP1 et AltaGas LP2 seront raisonnables et déductibles, rien ne garantit que l'Agence du revenu du Canada partagera également cet avis. Si l'Agence du revenu du Canada conteste la déductibilité de ces frais et qu'elle a gain de cause, le rendement pour les porteurs de parts pourrait être défavorablement touché.

**Possibilité de conflits d'intérêts**

Il se pourrait que des administrateurs et dirigeants d'AltaGas et du commandité soient administrateurs ou dirigeants d'autres entités qui sont en concurrence avec les intérêts d'AltaGas et de la Fiducie. Le commandité a une obligation

fiduciaire envers AltaGas et la Fiducie. Bien que le commandité ait convenu d'indemniser la Fiducie dans certaines circonstances, le commandité pourrait ne pas avoir suffisamment d'actif pour s'acquitter de cette indemnisation.

**RISQUES INHÉRENTS AUX ENTITÉS EN EXPLOITATION DE LA FIDUCIE**

Le texte qui suit représente les principaux risques auxquels sont assujetties les activités et les affaires des membres du groupe en exploitation de la Fiducie et ceux-ci devraient être examinés attentivement, compte tenu du fait que le revenu de la Fiducie et, par conséquent, sa capacité à verser des distributions aux porteurs de parts, sont entièrement tributaires des activités et des actifs de ces entités. Ces risques s'appliquent aux activités actuelles d'AltaGas et aux activités futures prévues d'AltaGas.

**Risque lié à l'exploitation**

Au fur et à mesure que la Fiducie poursuit sa croissance et diversifie ses activités d'infrastructure énergétique, le profil de risque de la Fiducie pourrait changer. Les entités en exploitation pourraient s'engager dans des secteurs d'activités ou chercher à élargir leurs activités où il y a davantage de risques économiques et davantage de capital « à risque ». Le niveau de risque se justifie par les attentes de la Fiducie concernant des rendements supérieurs tirés de telles activités. De plus, la Fiducie s'engage dans de telles activités en sachant que ces risques peuvent être gérés de façon active.

Les opérations actuelles sont soumises aux risques se rattachant normalement à l'exploitation et la mise en valeur d'installations dans le secteur du gaz naturel et de l'électricité, y compris la défaillance mécanique, la dégradation matérielle, les erreurs d'opérateurs, les vices de fabrication, le sabotage, le terrorisme, la pénurie d'approvisionnement, les catastrophes et les désastres naturels. La survenance de telles éventualités ou le fait qu'elles perdurent pourrait entraîner une hausse des coûts pour AltaGas et réduire sa capacité de traitement ou de transport de gaz naturel ou de transmission d'électricité.

La Fiducie estime que les risques liés à l'exploitation sont le mieux gérés en maintenant un contrôle sur le calendrier des dépenses en immobilisations, les décisions opérationnelles et les coûts en devenant l'exploitant des installations dans lesquelles elle investit. À la fin de 2007, AltaGas exploitait 71 de ses 74 installations de collecte et de traitement sur place, la totalité de ses installations de transport, l'UEEE et les unités de pointe alimentées au gaz. AltaGas n'exploite pas la centrale électrique où est produite l'électricité aux termes des EAE. Le défaut des exploitants de ces installations de les faire fonctionner au coût ou de la façon projetés par AltaGas pourrait avoir un effet négatif sur les résultats de la Fiducie.

Le 10 janvier 2008, la Fiducie a réalisé l'acquisition de Taylor et, par conséquent, est devenue l'exploitant de l'usine d'extraction de Joffre, de l'usine d'extraction Younger, du complexe Harmattan, du complexe RET, du SLE et du PCAJ.

**Débit des installations**

Les installations de collecte et de traitement sur place, d'extraction et de transport d'AltaGas traitent ou transportent du gaz naturel provenant du BSOC. Le débit à ces installations est tributaire de divers facteurs, dont le niveau des activités d'exploration et de mise en valeur dans le BSOC, la dynamique de l'offre et de la demande à long terme pour le gaz naturel et le cadre réglementaire applicable aux participants du marché du gaz naturel. Ces facteurs peuvent faire en sorte qu'AltaGas soit incapable de maintenir le débit à ses installations. Par conséquent, AltaGas peut être exposée à une diminution des flux de trésorerie et de rentabilité découlant de la baisse du débit du gaz naturel et de l'augmentation des coûts d'exploitation.

Dans toutes ses installations de collecte et de traitement sur place, AltaGas recherche activement les possibilités qui lui permettraient de maintenir ou d'augmenter le débit. Les contrats passés par AltaGas réduisent l'impact des baisses de volume, génèrent des volumes supplémentaires destinés à la collecte et au traitement dans ses installations, encouragent l'expansion vers les territoires où se trouvent les installations d'AltaGas et permettent à AltaGas de recouvrer son capital investi au cours d'une période relativement courte. La plus grande partie des installations de traitement sur place d'AltaGas sont montées sur patins et peuvent être déplacées vers des territoires où le potentiel de production est favorable dans le cas où la production dans un territoire donné baisse de façon importante.

**Risque lié au marché**

AltaGas s'expose à des risques liés au marché et découlant des fluctuations des prix des marchandises et des taux d'intérêt. AltaGas gère son exposition à de tels risques en se servant de divers instruments matériels et financiers.

La politique de gestion des risques liés aux marchandises d'AltaGas décrit en détails les paramètres servant à mesurer, contrôler et signaler les risques liés aux prix des marchandises. Cette politique comprend de plus des objectifs et lignes directrices en matière de gestion de risques, de tolérance de risque et de produits approuvés. Cette politique interdit l'utilisation d'instruments matériels et financiers à des fins de spéculations.

**Risque lié à la composition**

Les activités d'extraction sont influencées par la composition du gaz naturel produit dans le BSOC et traité dans les installations d'AltaGas. La composition du gaz peut varier au fil du temps en raison de facteurs tels que le volume de traitement effectué aux usines en amont d'installations d'AltaGas et la composition du gaz naturel produit à partir de gisements en amont d'installations d'AltaGas.

**Prix de l'électricité**

Les produits d'exploitation d'AltaGas tirés des ventes relatives aux EAE et de la production de la centrale de pointe en Alberta sont soumis aux facteurs touchant le marché de l'électricité en Alberta, comme la fluctuation de l'offre et de la demande, lesquels sont tributaires des conditions climatiques, de l'utilisation par les clients, de l'activité économique et de la croissance. AltaGas réduit son exposition aux prix variables de l'électricité en bloquant ses marges avec des instruments financiers jusqu'à 36 mois et en signant des ententes de vente à prix forfaitaire avec des clients finaux ayant des durées d'au plus huit ans.

**Taux d'intérêt**

La Fiducie s'expose à la fluctuation des taux d'intérêt sur sa dette à taux variable. La Fiducie surveille son niveau d'endettement à taux fixe et variable et se sert de temps à autre de swaps de taux d'intérêt. La Fiducie cherche à obtenir des taux d'intérêt fixes pour environ 70 % à 75 % de sa dette. Au 31 décembre 2007, la Fiducie avait des taux d'intérêt fixes sur 25 millions de dollars ou 100 % de sa dette à taux variable grâce à des swaps de taux d'intérêt. En fin d'exercice, environ 220,7 millions de dollars ou 100 % de la dette totale de la Fiducie, y compris ses billets à moyen terme, ses contrats de location-acquisition et ses swaps, portaient des taux d'intérêt fixes. AltaGas prévoit revenir à des niveaux cibles pour les dettes à taux fixe dans le cadre du financement de l'acquisition de Taylor.

**Réglementation**

Les activités de la Fiducie sont assujetties à la réglementation applicable dans les territoires où elle exploite son entreprise. Les gazoducs et les installations peuvent faire l'objet de demandes de transporteurs publics et d'entreprises publiques de traitement et être assujettis à des taux fixés par les autorités de réglementation lorsqu'aucune entente n'est conclue avec les producteurs quant aux droits ou tarifs. Si des producteurs estiment que les droits de traitement ou tarifs relatifs aux gazoducs et aux installations sont trop élevés, ils pourraient chercher à obtenir un allègement grâce à l'intervention des autorités de réglementation.

**Risque lié au crédit**

La Fiducie s'expose à des pertes relatives au crédit lorsque des cocontractants omettent de s'acquitter de leurs obligations financières actuelles ou futures envers AltaGas. La politique de crédit d'AltaGas décrit les paramètres utilisés pour consentir, mesurer et surveiller les crédits consentis aux cocontractants ainsi que pour établir des rapports sur ces crédits. AltaGas minimise les risques liés aux cocontractants en menant des enquêtes de crédit sur ceux-ci dans le but de fixer des limites de crédit précises pour les clients, à la fois de manière ponctuelle avant la fourniture de produits ou la prestation de services et de manière récurrente. En outre, la plupart des contrats comprennent des clauses de limitation du crédit qui permettent à AltaGas d'obtenir de la part des cocontractants des garanties financières ou des garanties d'exécution dans certaines circonstances. AltaGas constitue une provision pour créances douteuses dans le cours normal de ses affaires.

AltaGas s'expose à un risque lié au crédit relativement aux nombreux cocontractants industriels, commerciaux et institutionnels. AltaGas est convaincue que les cocontractants sont suffisamment bien diversifiés pour qu'il n'y ait pas de concentration excessive du risque associé à un secteur ou à un cocontractant en particulier.

**Garanties accessoires**

AltaGas est en mesure d'obtenir des limites de crédit non garanties de ses cocontractants afin de bloquer ses marges d'électricité à charge minimale et également d'obtenir un approvisionnement des services de gaz naturel pour ses activités liées aux services énergétiques. Si le risque lié au crédit des cocontractants auquel s'expose AltaGas dépasse les limites de crédit non garanties accordées, AltaGas pourrait être tenue de fournir des garanties accessoires sous forme de

lettres de crédit. AltaGas réduit ce risque en négociant des modalités contractuelles avec les cocontractants relatives au crédit non garanti et à la diversification des ventes d'électricité et des achats de gaz naturel entre divers cocontractants. Par application de pratiques reconnues dans l'industrie, AltaGas effectue des analyses de sensibilité pour veiller à ce que la Fiducie dispose de marges de crédit bancaire suffisantes pour faire face aux fluctuations des prix des marchandises pouvant exiger d'AltaGas qu'elle fournisse des lettres de crédit à des cocontractants.

**Conventions de représentation**

Si AltaGas devient insolvable ou demeure pendant longtemps en défaut en ce qui concerne un aspect important des conventions de représentation, la propriété véritable de l'usine de traitement du gaz naturel comprise dans le complexe Harmattan pourra être réclamée par les propriétaires initiaux du complexe Harmattan moyennant des frais nominaux. Par conséquent, dans ces circonstances, AltaGas pourrait perdre son placement dans l'usine de traitement du gaz naturel, à l'exclusion du pipeline Caroline et de diverses installations auxiliaires dont elle est la propriétaire exclusive. En outre, si les producteurs résilient les conventions de représentation avant le 1er juin 2009 en raison d'un défaut de la part d'AltaGas, cette dernière conservera certaines obligations environnementales accumulées jusqu'à la date de résiliation.

**Complexe Harmattan - Environnement**

La direction a identifié des problèmes d'ordre environnemental liés aux activités antérieures du complexe Harmattan. Il semble en effet que ces activités aient contaminé considérablement l'eau souterraine et le sol. Il se peut que les coûts engagés pour régler ces problèmes soient importants. Une convention de répartition des obligations environnementales a été conclue avec l'ancien exploitant. Cette convention réduit considérablement les obligations d'AltaGas en ce qui a trait à la contamination du sol et élimine ses obligations en ce qui a trait à la contamination de l'eau souterraine.

**Relations de travail**

Le personnel d'exploitation et d'entretien de l'usine d'extraction Younger est membre du Syndicat canadien des communications, de l'énergie et du papier. Toute interruption du travail pourrait limiter la capacité de traitement du gaz naturel et de production de LGN de l'usine et, par conséquent, affecter les flux de trésorerie, le revenu net et l'encaisse d'AltaGas pouvant être distribués.

**Revendications territoriales des autochtones**

Les peoples autochtones ont revendiqué un titre ancestral et des droits autochtones visant une partie importante des terres dans l'Ouest canadien. Ces revendications, si elles sont fructueuses, auront une incidence défavorable importante sur la production de gaz naturel en Alberta et en Colombie-Britannique, ce qui pourrait avoir une incidence défavorable importante sur le volume de gaz naturel traité aux installations d'AltaGas ou sur le développement de nouvelles installations de collecte et de traitement, de production d'électricité ou d'extraction et de transport.

**Devoir de la Couronne de consulter les Premières Nations**

Les gouvernements fédéral et provinciaux du Canada ont le devoir de consulter les autochtones et, au besoin, de les accommoder lorsque leurs intérêts peuvent être touchés par une mesure ou une décision de la Couronne. Par conséquent, ce devoir peut causer des retards dans l'obtention ou la non-obtention d'approbations réglementaires.

**Enquête concernant les LGN**

L'ERCB mène actuellement une enquête sur des questions liées à l'extraction des LGN du gaz naturel commun transporté par l'entremise de ses réseaux de transport par gazoducs ou traité par des installations qu'il règlemente. L'ERCB pourrait proposer une nouvelle méthode de répartition des droits d'extraction, ce qui pourrait modifier l'attribution de contrats d'approvisionnement futurs en gaz naturel aux usines de chevauchement. L'enquête pourrait également entraîner l'application de nouvelles politiques visant le développement de nouvelles installations d'extraction.

**Développement**

Le développement et l'exploitation future d'installations de production d'électricité peuvent être défavorablement influencés par la modification de politiques et de règlements gouvernementaux, les préoccupations en matière d'environnement, l'augmentation des coûts en capital, l'augmentation des taux d'intérêt et la concurrence dans l'industrie. Si l'un de ces facteurs survient, les résultats réels peuvent différer considérablement des prévisions en ce qui a trait à la production d'électricité, aux produits d'exploitation futurs et aux bénéfices.

Le développement et l'exploitation future de projets d'électricité d'AlgaGas sont assujettis à la modification des

politiques et lois du gouvernement fédéral et des gouvernements provinciaux, y compris les règlements relatifs aux politiques en matière d'environnement et aux conflits d'intérêts avec d'autres parties et à d'autres questions connexes indépendantes de la volonté d'AltaGas. Les futures activités de production d'électricité d'AltaGas sont assujetties à la réglementation des organismes fédéraux et provinciaux.

**Conditions météorologiques et données éoliennes ou hydrologiques à long terme**

Une fois construits, les projets d'électricité au fil de l'eau d'AltaGas peuvent faire l'objet d'importantes variations des précipitations et de la quantité de neige accumulée dans les bassins hydrologiques, ce qui pourrait affecter le débit d'eau nécessaire à la production d'électricité. AltaGas se fie à des études et à des données hydrologiques pour s'assurer que les débits d'eau disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que la disponibilité en eau passée à long terme demeurera inchangée ni qu'aucun événement hydrologique important n'influencera les conditions hydrologiques existantes dans les bassins hydrologiques. Les fluctuations annuelles par rapport à la moyenne à long terme peuvent être importantes. La diversité relative des régions où sont situés les projets d'énergie renouvelable d'AltaGas réduit ce risque.

Une fois construits, les projets d'énergie éolienne d'AltaGas peuvent faire l'objet d'importantes variations des vents, ce qui pourrait affecter la force des vents nécessaires à la production d'électricité. AltaGas se fie à des études et à des données sur les vents pour s'assurer que les vents disponibles sont suffisants pour produire de l'électricité en quantité suffisante pour maintenir la viabilité économique de ses projets. Rien ne garantit que les configurations des vents demeureront inchangées. Les fluctuations annuelles par rapport à la moyenne à long terme peuvent être importantes.

## RÉGLEMENTATION ENVIRONNEMENTALE

Le secteur de collecte et de traitement du gaz naturel et celui de production d'électricité sont assujettis à une réglementation environnementale en vertu de lois locales, provinciales, territoriales et fédérales. La législation en matière d'environnement prévoit des restrictions et des interdictions à l'égard du rejet ou de l'émission de diverses substances produites ou utilisées dans le cadre de certaines activités de l'industrie pétrolière et gazière. En raison de la nature hautement toxique et corrosive du gaz naturel corrosif, nombre de précautions réglementaires additionnelles s'appliquent aux puits, aux installations de traitement et aux gazoducs de gaz naturel corrosif. La législation en matière d'environnement peut avoir des répercussions sur l'exploitation des installations et restreindre l'expansion autorisée de celles-ci. De plus, la législation provinciale, territoriale et fédérale exige que l'emplacement des installations et des gazoducs soit abandonné et remis en état à la satisfaction des autorités provinciales et des propriétaires fonciers. Un manquement à cette législation est passible d'une amende, d'une ordonnance de nettoyage ou de fermeture des installations et des gazoducs.

AltaGas s'engage très sérieusement à protéger l'environnement dans lequel elle exerce ses activités. Son mandat est de se conformer à toutes les lois et à tous les règlements environnementaux et de prendre des mesures tant immédiates qu'efficaces quant à toute incidence sur l'environnement.

Le gouvernement fédéral a déclaré qu'il ne mettrait pas en œuvre le Protocole de Kyoto sur les changements climatiques. À la place, le 26 avril 2007, il a proposé son plan de rechange pour aborder la question des émissions de gaz à effet de serre. Aux termes de ce plan, les installations dont les émissions de gaz à effet de serre dépassent le seuil établi devront réduire l'intensité nette de leurs émissions de gaz à effet de serre de 18 % (par rapport aux niveaux de 2006) d'ici 2010. Le seuil des émissions de gaz à effet n'a pas encore été établi. Pour se conformer au règlement, les installations peuvent notamment améliorer leurs activités, participer à des programmes nationaux d'échange de droits d'émission, acheter des droits de compensation nationaux pour les porter au total des émissions, acheter un crédit de réduction certifiée des émissions par l'entremise du mécanisme pour un développement propre du Protocole de Kyoto jusqu'à concurrence du montant maximal prescrit ou contribuer à un fonds indépendant administré par des tiers qui investira dans des technologies visant à réduire les émissions de gaz à effet de serre au Canada. Toutefois, la *Loi de mise en œuvre du Protocole de Kyoto* a été adoptée par la Chambre des communes et le Sénat et est entrée en vigueur le 22 juin 2007. Cette loi oblige le gouvernement fédéral à adopter des règlements pour respecter les objectifs en matière de réduction des émissions de gaz à effet de serre énoncés dans le Protocol de Kyoto. Le gouvernement fédéral a indiqué qu'il donnerait suite au plan de rechange. Étant donné que le gouvernement fédéral a proposé la mise en œuvre de son plan par l'adoption d'un règlement pris en application de la *Loi canadienne sur la protection de l'environnement*, l'approbation du plan par le parlement ne sera pas requise. Tant que les lois et règlements pertinents n'auront pas été adoptés, AltaGas ne sera pas en mesure d'établir avec précision l'impact de toute exigence du gouvernement fédéral visant à réduire les niveaux des émissions de gaz à effet de serre sur sa situation financière.

Le 8 mars 2007, le gouvernement albertain a présenté le projet de loi intitulé *Climate Change and Emissions Management Amendment Act* de même que le règlement intitulé *Specified Gas Emitters Regulation*. La loi est entrée en

vigueur le 20 avril 2007 et le règlement, le 1[er] juillet 2007. Le règlement s'applique aux installations qui sont de grands émetteurs produisant au moins 100 000 tonnes d'émissions annuelles de gaz à effet de serre. Les grands émetteurs qui sont en exploitation depuis au moins huit ans doivent réduire l'intensité de leurs émissions annuelles de 12 % par rapport à l'intensité des émissions de référence établie pour chaque installation le 31 décembre 2007. Les installations plus récentes doivent quant à elles se conformer graduellement aux cibles de réduction de l'intensité des émissions annuelles. Pour se conformer au règlement, les installations peuvent notamment améliorer leurs activités, acheter des droits de compensation albertains pour les porter au total des émissions ou contribuer au nouveau fonds de gestion des changements climatiques et des émissions (*Climate Change and Emissions Management Fund*) du gouvernement de l'Alberta, qui investira dans des technologies visant à réduire les émissions de gaz à effet de serre dans la province. Les propriétaires d'installations qui ne peuvent pas atteindre le niveau de réduction requis au moyen d'améliorations opérationnelles ou de droits de compensation doivent payer au fonds de gestion des changements climatiques et des émissions 15 $ par tonne en excédent du niveau de réduction des émissions cible, sinon ils pourraient se voir infliger une sévère pénalité unique suivie de pénalités importantes quotidiennes.

AltaGas a réalisé un programme d'évaluation destiné à quantifier les niveaux actuels d'émissions de gaz à effet de serre de l'ensemble de ses installations de collecte et de traitement sur place. À l'exception du complexe Harmattan, aucune des installations de collecte et de traitement sur place d'AltaGas n'est un grand émetteur assujetti au règlement albertain. Le complexe Harmattan est assujetti à la législation, puisque ses émissions de gaz à effet de serre sont légèrement supérieures à 100 000 tonnes par année. Les premiers calculs de la direction quant à l'intensité des émissions en 2007 indiquent que les émissions du complexe Harmattan sont inférieures aux cibles d'intensité et, par conséquent, le complexe ne fera l'objet d'aucune pénalité. La centrale de Sundance B est un grand émetteur et TransAlta, propriétaire de l'installation, doit s'assurer qu'elle se conforme aux règlements de l'Alberta. Les EAE de Sundance B exigent que TransAlta prennent les mesures raisonnables convenues par ASTC, aux frais de celle-ci, pour minimiser les baisses des produits d'exploitation ou les augmentations des coûts fixes ou variables découlant de la modification d'une loi (au sens de *Change in Law* dans les EAE). La part d'AltaGas des coûts engagés en 2007 pour se conformer à la réglementation s'établissait à environ 2,0 millions de dollars.

Dans le cadre de son annonce du 26 avril 2007, le gouvernement fédéral a également proposé d'instaurer un plafond national pour les polluants atmosphériques, comme les oxydes d'azote, les oxydes de soufre, les composés organiques volatils et les matières particulaires. Des plafonds fixes d'émission propres au secteur s'appliqueront aussi à d'autres polluants, comme le benzène provenant de la production et du traitement du gaz naturel et de raffineries ainsi que le mercure provenant de la production d'électricité. La proposition suggère d'établir des plafonds d'émission en fonction du secteur pour chaque polluant visé par le règlement. Le processus d'établissement de ces plafonds et les plafonds eux-mêmes n'ont pas encore été établis. Les plafonds nationaux proposés devraient entrer en vigueur entre 2012 et 2015 et prévoir une réduction de 40 % des émissions d'oxydes d'azote, une réduction de 55 % des émissions d'oxydes de soufre, une réduction de 45 % des composés organiques volatils et une réduction de 20 % des matières particulaires (par rapport aux niveaux des émissions de 2006). Pour se conformer au règlement, on propose notamment aux installations d'améliorer leurs activités ou de participer à des programmes nationaux d'échange des droits d'émission pour les oxydes d'azote et les oxydes de soufre. Tant que les lois et règlements pertinents n'auront pas été adoptés, AltaGas ne pourra pas établir de manière exacte l'incidence d'une exigence fédérale visant à réduire les émissions de polluants sur sa situation financière.

Le 6 février 2006, le gouvernement de l'Alberta a adopté un règlement en application de l'*Environmental Protection and Enhancement Act* relatif au contrôle des émissions de mercure par les centrales électriques alimentées au charbon. Les personnes autorisées à exploiter une centrale électrique alimentée au charbon devaient proposer avant le 1[er] avril 2007, conformément au règlement, un programme de contrôle des émissions de mercure pour leurs usines alimentées au charbon.

Le 29 mars 2007, TransAlta a présenté à Alberta Environment un programme de contrôle des émissions de mercure pour la centrale de Sundance. Le projet de contrôle des émissions laisse entendre que des tests supplémentaires étaient requis avant qu'une technologie soit choisie. ASTC travaille avec TransAlta depuis 2005 dans le but de trouver une technologie qui réduirait les émissions de mercure d'au moins 70 % avant le 1[er] janvier 2011. AltaGas prévoit que TransAlta mettra en place la technologie convenable pour se conformer à ses obligations réglementaires.

## DISTRIBUTIONS

La Fiducie et AltaGas LP1 versent des distributions d'encaisse vers le 15[e] jour de chaque mois, ou si cette date n'est pas un jour ouvrable, le jour ouvrable qui suit, aux porteurs de parts inscrits le 25[e] jour du mois précédent, ou si ce jour n'est pas un jour ouvrable, le jour ouvrable qui suit.

Les niveaux de distribution sont révisés périodiquement par le conseil d'administration compte tenu des flux de trésorerie distribuables durables et continus après prise en compte du bénéfice net consolidé, du capital d'entretien et de croissance et des besoins au titre du remboursement des dettes de la Fiducie. La Fiducie s'efforce de verser la quasi-totalité de ses flux de trésorerie distribuables durables et continus par l'entremise de distributions mensuelles régulières versées aux porteurs de parts.

Les distributions de la Fiducie peuvent être limitées par les clauses restrictives de la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 75 000 000 $ et de la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 300 000 000 $, qui est passée à 375 000 000 $ en janvier 2008 (voir « Contrats importants »), si un défaut ou un cas de défaut existe ou s'il serait raisonnable de croire qu'il en existe un au versement de ces distributions ou en raison de celles-ci, ou encore si ces distributions feraient en sorte que les distributions totales versées pendant la période de 12 mois terminée à la date où ces distributions sont faites excèdent l'encaisse distribuable cumulative pour cette période.

De plus, la déclaration de fiducie prévoit que, si besoin est, le 31 décembre de chaque année, la Fiducie distribuera un montant supplémentaire de façon à ne pas être redevable de l'impôt sur le revenu ordinaire pour l'exercice en question. Aux fins de l'impôt sur le revenu, 70 % des distributions d'encaisse déclarées en 2007 seront imposées à titre de revenus d'intérêts, 1 % seront imposées à titre de gains en capital et de revenu de dividendes et le reste (29 %) sera considéré comme un remboursement du capital.

Le tableau ci-après présente un résumé des distributions mensuelles d'encaisse de la Fiducie versées en 2005, 2006 et 2007. Le 17 novembre 2005, les porteurs de parts ont reçu une distribution spéciale d'une action de Utility Group pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005, ce qui correspond à une valeur supplémentaire de 0,54 $ par part. Le 17 septembre 2007, tous les porteurs de parts ont reçu une distribution spéciale de une action de Utility Group pour chaque tranche de 100 parts de fiducie détenues le 27 août 2007, ce qui correspond à une valeur supplémentaire de 0,076 $ par part.

| **Date de référence** | **Date de paiement** | **Distribution par part** |
|---|---|---|
| 25 janvier 2007 | 15 février 2007 | 0,170 $ |
| 26 février 2007 | 15 mars 2007 | 0,170 $ |
| 26 mars 2007 | 16 avril 2007 | 0,170 $ |
| 25 avril 2007 | 15 mai 2007 | 0,170 $ |
| 25 mai 2007 | 15 juin 2007 | 0,170 $ |
| 25 juin 2007 | 16 juillet 2007 | 0,170 $ |
| 25 juillet 2007 | 15 août 2007 | 0,170 $ |
| 27 août 2007[1] | 17 septembre 2007 | 0,175 $ |
| 25 septembre 2007 | 15 octobre 2007 | 0,175 $ |
| 25 octobre 2007 | 15 novembre 2007 | 0,175 $ |
| 26 novembre 2007 | 17 décembre 2007 | 0,175 $ |
| 27 décembre 2007 | 15 janvier 2008 | 0,175 $ |
| **Total 2007 des distributions d'encaisse déclarées** | | **2,065 $** |
| 25 janvier 2006 | 15 février 2006 | 0,160 $ |
| 24 février 2006 | 15 mars 2006 | 0,160 $ |
| 27 mars 2006 | 17 avril 2006 | 0,165 $ |
| 25 avril 2006 | 15 mai 2006 | 0,165 $ |
| 25 mai 2006 | 15 juin 2006 | 0,165 $ |
| 26 juin 2006 | 17 juillet 2006 | 0,165 $ |
| 25 juillet 2006 | 15 août 2006 | 0,165 $ |
| 25 août 2006 | 15 septembre 2006 | 0,170 $ |
| 25 septembre 2006 | 16 octobre 2006 | 0,170 $ |
| 25 octobre 2006 | 15 novembre 2006 | 0,170 $ |
| 27 novembre 2006 | 15 décembre 2006 | 0,170 $ |
| 22 décembre 2006 | 15 janvier 2007 | 0,170 $ |
| **Total 2006 des distributions d'encaisse déclarées** | | **1,995 $** |

| Date de référence | Date de paiement | Distribution par part |
|---|---|---|
| 25 janvier 2005 | 15 février 2005 | 0,150 $ |
| 25 février 2005 | 15 mars 2005 | 0,150 $ |
| 28 mars 2005 | 15 avril 2005 | 0,150 $ |
| 25 avril 2005 | 16 mai 2005 | 0,150 $ |
| 25 mai 2005 | 15 juin 2005 | 0,150 $ |
| 27 juin 2005 | 15 juillet 2005 | 0,150 $ |
| 25 juillet 2005 | 15 août 2005 | 0,150 $ |
| 25 août 2005 | 15 septembre 2005 | 0,160 $ |
| 26 septembre 2005 | 17 octobre 2005 | 0,160 $ |
| 25 octobre 2005 | 15 novembre 2005 | 0,160 $ |
| 25 novembre 2005[(1)] | 15 décembre 2005 | 0,160 $ |
| 23 décembre 2005 | 16 janvier 2006 | 0,160 $ |
| **Total 2005 des distributions d'encaisse déclarées** | | **1,850 $** |

(1) Les distributions versées en novembre 2005 ne tiennent pas compte des 0,54 $ par part versés aux porteurs de parts sous forme d'actions de Utility Group par suite de la cession des activités de distribution de gaz naturel. Les distributions versées en septembre 2007 ne tiennent pas compte des 0,076 $ par part versés aux porteurs de parts sous forme d'actions de Utility Group à titre de distribution spéciale.

## RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a adopté le régime de distribution Premium[MC], de réinvestissement des distributions et d'achat facultatif de parts à l'intention des porteurs de parts de fiducie et des porteurs de parts échangeables.

Le régime de distribution Premium[MC], de réinvestissement des distributions et d'achat facultatif de parts, dans sa version éventuellement modifiée, donne aux porteurs admissibles de parts de fiducie et de parts échangeables la possibilité de réinvestir les distributions d'encaisse versées par la Fiducie ou par AltaGas LP1 sur leurs parts dans l'achat de nouvelles parts de fiducie moyennant une décote de 5 % par rapport au cours moyen des parts de fiducie, à la date de versement de distributions applicable (la composante réinvestissement des distributions du régime) ou de choisir d'échanger ces parts de fiducie contre un paiement en espèces correspondant à 102 % de ses distributions à cette date (la composante distribution Premium du régime). Le régime des porteurs de parts de fiducie accorde de plus aux porteurs de parts de fiducie qui sont inscrits soit à la composante réinvestissement des distributions soit à la composante distribution Premium du régime la possibilité d'acheter de nouvelles parts de fiducie au cours moyen (sans décote) à la date de versement de distributions applicable (la composante achat facultatif de parts du régime). Chacune des composantes du régime est soumise à des limites, notamment en ce qui a trait au calcul proportionnel et à la disponibilité de nouvelles parts de fiducie dans certains cas.

Le « cours moyen », à l'égard d'une date de versement de distributions en particulier, désigne la moyenne arithmétique (calculée à la quatrième décimale) des cours moyens pondérés des volumes quotidiens d'opérations sur des parts de fiducie à la TSX pendant les jours de bourse au cours desquels au moins un lot régulier de parts de fiducie s'est négocié au cours de la période commençant le 21[e] jour ouvrable avant une date de versement de distributions ou le deuxième jour ouvrable après la date de référence applicable à cette date de versement de distributions, selon la plus tardive de ces dates, et se terminant le deuxième jour ouvrable avant cette date de versement de distributions. Ces cours seront rajustés de façon appropriée pour tenir compte de certains changements du capital (y compris des divisions de parts de fiducie, des regroupements de parts de fiducie, certaines émissions de droits et certains placements).

Aucune commission de courtage ne sera payable relativement à l'achat de parts de fiducie aux termes de la composante réinvestissement des distributions du régime ou de la composante achat facultatif de parts du régime et tous les coûts administratifs aux termes du régime sont à la charge de la Fiducie. Le produit reçu par la Fiducie à l'émission de parts de fiducie supplémentaires aux termes du régime de réinvestissement des distributions sera utilisé par AltaGas aux fins d'acquisitions futures, d'amélioration des immobilisations et du fonds de roulement. Les porteurs de parts résidant à l'extérieur du Canada n'ont pas le droit de participer au régime. Dès qu'ils cessent d'être résidents du Canada, les porteurs de parts seront tenus de mettre fin à leur participation au régime.

Le 1[er] août 2007, la Fiducie a annoncé qu'elle avait suspendu la composante Premium du régime de réinvestissement des distributions à compter du versement de la distribution du 15 août 2007. La composante ordinaire du régime de réinvestissement des distributions demeure en vigueur.

## MARCHÉ POUR LA NÉGOCIATION DES TITRES

Le tableau qui suit présente les cours extrêmes des parts de fiducie et le volume des parts de fiducie négociées publiés tous les mois par la TSX de janvier à décembre 2007.

| Mois | Haut | Bas | Volume |
|---|---|---|---|
| Janvier | 26,15 $ | 25,22 $ | 2 068 426 |
| Février | 27,30 $ | 25,65 $ | 1 924 731 |
| Mars | 26,95 $ | 24,15 $ | 2 925 952 |
| Avril | 27,39 $ | 24,07 $ | 2 070 483 |
| Mai | 27,40 $ | 25,90 $ | 2 340 742 |
| Juin | 27,00 $ | 24,99 $ | 3 388 669 |
| Juillet | 28,75 $ | 25,38 $ | 2 694 048 |
| Août | 28,49 $ | 26,00 $ | 2 186 613 |
| Septembre | 28,25 $ | 26,12 $ | 2 008 269 |
| Octobre | 27,32 $ | 25,40 $ | 3 357 251 |
| Novembre | 26,88 $ | 24,70 $ | 3 060 105 |
| Décembre | 26,50 $ | 24,74 $ | 3 031 024 |

## PRINCIPALES INFORMATIONS FINANCIÈRES CONSOLIDÉES

Le tableau suivant résume les principales informations financières consolidées pour les trois derniers exercices :

| **Exercices terminés les 31 décembre** *(en millions de dollars, sauf indication contraire)* | **2007** | **2006** | **2005** |
|---|---|---|---|
| Produits | | | |
| Collecte et traitement sur place | 135,1 | 139,1 | 131,8 |
| Extraction et transport | 142,9 | 149,1 | 181,3 |
| Production d'électricité | 182,5 | 199,4 | 189,2 |
| Services énergétiques | 1 022,5 | 948,9 | 1 080,2 |
| Distribution de gaz naturel | s.o. | s.o. | 113,4 |
| Siège social | 6,2 | 4,4 | 10,9 |
| Éliminations intersectorielles | (60,8) | (78,3) | (204,5) |
| | 1 428,4 | 1 362,6 | 1 502,3 |
| Produits nets | | | |
| Collecte et traitement sur place | 127,4 | 129,7 | 120,1 |
| Extraction et transport | 67,4 | 63,2 | 58,0 |
| Production d'électricité | 104,2 | 99,6 | 57,8 |
| Services énergétiques | 20,9 | 24,7 | 23,5 |
| Distribution de gaz naturel | s.o. | s.o. | 29,0 |
| Siège social | 6,2 | 4,4 | 10,9 |
| Élimination intersectorielle | (2,1) | (2,7) | (2,4) |
| | 324,0 | 318,9 | 296,9 |
| BAIIA | 173,7 | 173,1 | 155,5 |
| - par part (de base) | 3,03 $ | 3,12 $ | 2,88 $ |
| Résultat net | 108,8 | 114,5 | 90,3 |
| - par part (de base) | 1,90 $ | 2,06 $ | 1,67 $ |
| Flux de trésorerie d'exploitation | 183,3 | 146,9 | 112,3 |
| - par part (de base) | 3,19 $ | 2,65 $ | 2,08 $ |

| Exercices terminés les 31 décembre *(en millions de dollars, sauf indication contraire)* | 2007 | 2006 | 2005 |
|---|---|---|---|
| Fonds provenant de l'exploitation | 162,9 | 161,7 | 129,0 |
| - par part (de base) | 2,84 $ | 2,91 $ | 2,39 $ |
| Total de l'actif | 1 199,8 | 1 109,6 | 1 068,3 |
| Total de la dette | 220,7 | 265,5 | 269,0 |

## NOTATIONS DU CRÉDIT ET DE LA STABILITÉ

La notation du crédit vise à fournir aux épargnants une évaluation indépendante de la qualité du crédit d'une émission de titres et donne une indication de la probabilité de paiement ainsi que de la capacité et de la volonté d'une société de s'acquitter de ses engagements financiers conformément aux conditions d'une obligation. La notation de la stabilité vise à donner l'avis d'une agence de notation à l'égard de la stabilité et de la durabilité relatives du flux de distribution d'une fiducie de revenu comparativement à d'autres fiducies de revenu canadiennes notées.

S&P et DBRS sont des agences de notation qui attribuent des notes à la qualité du crédit. Les notes que les agences de notation attribuent aux titres de créance vont de AAA, la note la plus élevée, à D, la note la plus basse et les notes de stabilité qu'elles attribuent vont de SR-1 (S&P) / STA-1 (DBRS), la note la plus élevée, à SR-7 ( S&P) / STA-7 (DBRS), la note la plus basse. S&P accorde également une notation d'entreprise qui va de AAA, la note la plus élevée, à D, la note la plus basse.

Le 19 décembre 2006, DBRS a augmenté la tendance de la note attribuée aux billets à moyen terme émis par la Fiducie, la faisant passer de stable à positive. Le 17 janvier 2007, les billets à moyen terme émis par la Fiducie ont été notés BBB (faible) avec une tendance positive par DBRS. Le 12 novembre 2007, DBRS a placé la note de stabilité des billets à moyen terme et de la Fiducie « sous surveillance avec implications évolutives » après l'annonce selon laquelle AltaGas avait convenu d'acquérir la totalité des parts en circulation de Taylor. Cela a mis fin à la tendance positive de la note accordée aux billets à moyen terme le 19 décembre 2006. Le 10 janvier 2008, après la clôture de l'acquisition de Taylor, DBRS a confirmé la note de BBB (faible) avec tendance stablepositive accordée aux billets à moyen terme et la note de stabilité de STA-3 (moyen). Cela a mis fin à la « surveillance avec implications évolutives » des notes.

Le 12 janvier 2007, S&P a confirmé la note de BBB- avec perspective stable qu'elle avait attribuée au crédit et à la dette de premier rang non garantie d'AltaGas. La dette de premier rang non garantie de la Fiducie et le crédit à long terme d'AltaGas ont été respectivement notés BBB- et BBB- par S&P. La Fiducie a reçu une note de stabilité de STA-3 (moyen) de DBRS.

Le 20 décembre 2007, S&P a confirmé la note de BBB- avec perspective stable qu'elle avait attribuée au crédit et à la dette de premier rang non garantie d'AltaGas. La dette de premier rang non garantie de la Fiducie et le crédit à long terme d'AltaGas ont été respectivement notés BBB- et BBB- par S&P. La Fiducie a reçu une note de stabilité de SR-3 de S&P.

Selon l'échelle de notation de DBRS, les titres de créance notés BBB présentent une qualité de crédit acceptable. La protection de l'intérêt et du capital est jugée acceptable, mais l'entité est assez vulnérable aux revirements défavorables de la situation financière et de la conjoncture économique, ou il peut exister d'autres facteurs défavorables qui affaiblissent la vigueur de l'entité et de ses titres notés. Les catégories « élevé » ou « bas » servent à indiquer la situation relative dans une catégorie de notation en particulier. Une note de stabilité de STA-3 est considérée comme faisant état d'une bonne stabilité et durabilité des distributions par part. La note de stabilité est de plus divisée en haut, moyen et bas pour indiquer où la fiducie se situe au sein de la catégorie de notation. Sept aspects sont passés en revue et se voient attribuer le rang de supérieur, modéré ou faible pour établir la note de stabilité globale. Les aspects passés en revue sont les caractéristiques d'exploitation et de l'industrie, la qualité de l'actif, la souplesse financière, la diversification, la taille et la position au sein du marché, le promoteur et la gouvernance, et la croissance.

Selon l'échelle de notation S&P, un débiteur noté BBB est raisonnablement susceptible de respecter ses engagements financiers. Toutefois, des revirements négatifs de conjoncture ou de situation sont davantage susceptibles d'affaiblir la capacité du débiteur de respecter ses engagements financiers. Les notes AA à CCC peuvent être modifiées par l'ajout d'un signe « + » ou d'un signe « – » qui indique la situation relative dans les catégories de notations principales. Une

note de stabilité de SR-3 indique que la Fiducie a un niveau élevé de stabilité des flux de trésorerie distribuables comparativement à d'autres fonds de revenu dans le marché canadien.

Les notations que les agences de notation attribuent aux billets ne constituent pas des recommandations d'acheter, de détenir ou de vendre des billets dans la mesure où ces notations ne se prononcent pas sur leur cours ou leur pertinence pour un épargnant particulier. Il n'y a aucune certitude qu'une notation sera maintenue pendant une période donnée ni qu'elle ne sera pas éventuellement révisée ou retirée complètement par une agence de notation si elle estime que les circonstances le justifient.

À l'exception de ce qui est indiqué ci-dessus, ni DBRS ni S&P n'ont annoncé qu'elles révisaient les notations de la Fiducie ni qu'elles avaient l'intention de les réviser ou de les retirer.

## CONTRATS IMPORTANTS

À l'exception des contrats conclus dans le cours normal des activités, les seuls contrats importants que la Fiducie a conclus au cours du dernier exercice, ou qu'elle a conclus avant celui-ci mais qui sont toujours importants et en vigueur, sont les suivants :

- la déclaration de fiducie. Voir « Déclaration de fiducie et description des parts »;
- la convention relative aux billets du Holding Trust. Voir « Holding Trust – Billets du Holding Trust »;
- la convention d'administration. Voir « Gestion de la Fiducie – Convention d'administration »;
- la convention de délégation. Voir « Gestion de la Fiducie – Convention de délégation »;
- la convention de vote et d'échange fiduciaires. Voir « Déclaration de fiducie et description des parts – Parts à droit de vote spécial »;
- la convention unanime des actionnaires. Voir « Convention unanime des actionnaires »;
- la convention de soutien. Voir « Gestion de la Fiducie – Convention d'administration »;
- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable de 75 000 000 $. Il s'agit d'une facilité de lettre de crédit renouvelable et prorogeable de trois ans non garantie consentie par La Banque de Nouvelle-Écosse et venant à échéance le 30 septembre 2010. AltaGas peut emprunter jusqu'à 25,0 millions de dollars au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL ou d'acceptations bancaires sur la facilité de lettre de crédit. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- la convention de crédit relative à la facilité de crédit à terme renouvelable et prorogeable, qui est passée de 300 000 000 $ à 375 000 000 $ en janvier 2008. Il s'agit d'une facilité de crédit de trois ans renouvelable et prorogeable non garantie consentie par la Banque Royale du Canada, la Banque Canadienne Impériale de Commerce, la Banque de Montréal, La Banque de Nouvelle-Écosse, les Alberta Treasury Branches et la Banque nationale du Canada et venant à échéance le 30 septembre 2010. Les emprunts sur la facilité peuvent être faits au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL, d'acceptations bancaires ou de crédits documentaires. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué;
- l'acte de fiducie intervenu entre la Fiducie et la Société de fiducie Computershare du Canada en date du 12 mai 2005 et relatif à l'émission et à la vente de débentures dans le cadre du programme de billets à moyen terme de la Fiducie;
- la convention de crédit relative à la facilité de crédit à terme renouvelable garantie de 120 000 000 $. Il s'agit d'une facilité de crédit renouvelable garantie consentie par la Banque Canadienne Impériale de Commerce, la Banque Royale du Canada, la Banque nationale du Canada et Alberta Treasury Branches et venant à échéance le 28 juin 2008 qui a été prise en charge dans le cadre de l'acquisition de Taylor. Les emprunts sur la facilité peuvent être faits au moyen de prêts à taux préférentiel, de prêts à taux de base en dollars américains, de prêts au TIOL ou d'acceptations bancaires. Les emprunts sur la facilité sont assortis de frais et portent intérêt aux taux applicables à la nature du prélèvement effectué. La facilité de crédit renouvelable est garantie par une débenture de premier rang constituant une charge flottante sur tous les actifs de Taylor.

Un exemplaire de chacun de ces documents a été déposé sur SEDAR à l'adresse www.sedar.com.

## DIRIGEANTS ET AUTRES PERSONNES INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Le commandité et AltaGas ne sont au courant d'aucun intérêt important, direct ou indirect, d'un administrateur ou dirigeant du commandité ou d'AltaGas Ltd., d'un administrateur ou dirigeant d'une société qui est un initié ou une filiale de la Fiducie, ou d'un autre initié de la Fiducie, d'une personne qui a des liens avec une telle personne ou qui est membre de son groupe, dans une opération depuis le début des trois derniers exercices financiers terminés de la Fiducie,

ou dans une opération proposée, qui ait eu ou qui puisse avoir une incidence importante sur la Fiducie ou l'une ou l'autre de ses filiales.

## POURSUITES

AltaGas n'a pas connaissance de poursuites importantes mettant en cause la Fiducie, les membres de son groupe ou leurs biens.

## INTÉRÊTS DES EXPERTS

Les vérificateurs de la Fiducie sont Ernst & Young s.r.l., comptables agréés, 1000, 440 – 2nd Ave. S.W., Calgary (Alberta) T2P 5E9. Les états financiers consolidés de la Fiducie au 31 décembre 2007 et pour l'exercice terminé à cette date ont été déposés en vertu du Règlement 51-102 sur la foi du rapport d'Ernst & Young s.r.l., comptables agréés indépendants, donné en leur qualité d'experts en vérification et en comptabilité. Au 31 décembre 2007, les associés et employés d'Ernst & Young s.r.l. étaient collectivement propriétaires de moins de 1 % des parts de fiducie en circulation de la Fiducie.

## INFORMATIONS SUPPLÉMENTAIRES

D'autres informations, y compris l'information sur la rémunération des dirigeants et administrateurs et les prêts qui leur ont été consentis, les principaux porteurs des titres de la Fiducie, les options d'achat de titres de la Fiducie, de même que la participation des initiés dans des opérations importantes, le cas échéant, sont présentées dans la circulaire d'information 2008 de la Fiducie qui devrait être déposée vers le 20 mars 2008 en rapport avec l'assemblée annuelle des actionnaires qui aura lieu le 24 avril 2008.

De l'information financière additionnelle se trouve dans les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2007 et le rapport de gestion contenus dans le rapport annuel 2007 de la Fiducie.

La société dépose couramment tous les documents requis par l'entremise du système SEDAR et sur son site Web. Les utilisateurs d'Internet peuvent obtenir ces documents sur le site Web de SEDAR à www.sedar.com. Le site Web de la Fiducie se trouve à www.altagas.ca mais le site Web de la Fiducie n'est pas intégré par renvoi dans la présente notice annuelle.

## AGENTS DES TRANSFERTS ET AGENTS CHARGÉS DE LA TENUE DES REGISTRES

L'agent chargé de la tenue des registres et agent des transferts des parts de fiducie et des parts échangeables est Société de fiducie Computershare du Canada, 600, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564-6253.

L'agent chargé de la tenue des registres et fiduciaire des billets à moyen terme de la Fiducie est Société de fiducie Computershare du Canada, 710, 530 – 8th Avenue S.W., Calgary (Alberta) T2P 3S8, tél. : 1 800 564 6253.

## DATE DE PRISE D'EFFET

À moins d'indication contraire des présentes, l'information contenue dans la présente notice annuelle est donnée en date du 31 décembre 2007.

# ANNEXE A : MANDAT DU COMITÉ DE VÉRIFICATION

## I. Constitution

Le conseil d'administration (le « conseil ») d'AltaGas General Partner Inc. (le « commandité » ou la « Société ») a, conformément à la convention de délégation intervenue entre la Fiducie, le commandité et le fiduciaire, mis sur pied un comité de vérification (le « comité ») devant servir comme comité de vérification de la Fiducie. Le comité se conforme aux lignes directrices sur la gouvernance d'entreprise de la Bourse de Toronto (la « TSX ») et à toute autorité de réglementation ou législative compétente à l'égard de la Fiducie.

Le comité supervise la vérification des dossiers financiers de la Fiducie et veille à l'efficacité et au caractère adéquat de ses politiques et procédures concernant la présentation de l'information financière de la Fiducie, sa comptabilité interne, ses contrôles financiers, son information de gestion et la gestion du risque.

## II. Composition

Après chaque assemblée annuelle des porteurs de parts de la Fiducie, le conseil élit parmi ses membres au moins trois (3) administrateurs devant siéger au comité (les « membres »). Les membres et le président du comité sont nommés et élus par le conseil. Chaque membre du comité de vérification doit :

- être administrateur de la Société;
- être indépendant;
- posséder des compétences financières.

Aucun membre du comité n'est dirigeant ou employé de la Société, ni d'une autre filiale de la Fiducie, ni d'un membre du même groupe que la Fiducie. Tout membre peut être révoqué ou remplacé à tout moment par le conseil et cesse d'être membre dès qu'il cesse d'être administrateur de la Société. Chaque membre demeure en fonction jusqu'à ce qu'il démissionne ou soit remplacé, selon la première à survenir de ces éventualités.

Le conseil nommera un membre comme président du comité chaque année.

Le secrétaire général d'AltaGas Ltd. est le secrétaire du comité, à moins de décision contraire du comité.

## III. Réunions

Le comité doit se réunir au moins quatre fois par année aux dates, heures et endroits qu'indique son président ou dès qu'une réunion est demandée par un membre, par le conseil ou par un dirigeant de la Société ou d'AltaGas Ltd. Un avis précédant d'au moins vingt-quatre (24) heures chaque réunion ainsi qu'un exemplaire de l'ordre du jour proposé doivent être donnés à chaque membre. Le secrétaire général et les membres de la direction doivent assister aux réunions dès qu'un membre le demande.

Une réunion du comité est dûment convoquée si deux membres sont présents. Lorsque les membres y consentent et qu'un préavis a été donné en bonne et due forme ou a fait l'objet d'une renonciation, les membres du comité peuvent participer à une réunion du comité au moyen de communications téléphoniques, électroniques ou autres permettant à toutes les personnes participant à la réunion de communiquer adéquatement entre elles, et un membre participant à une telle réunion par de tels moyens est réputé être présent à cette réunion.

En l'absence du président du comité, les membres peuvent choisir l'un d'entre eux pour présider la réunion.

Les vérificateurs externes doivent recevoir un avis écrit de chaque réunion du comité et avoir la possibilité d'y assister.

Le comité de vérification se réunira à huis clos avec la direction, les vérificateurs internes et les vérificateurs externes comme les membres peuvent le juger opportun.

Le secrétaire général ou une personne désignée par le secrétaire général tient le procès-verbal de toutes les réunions du comité.

**IV. Fonctions et responsabilités**

Le comité doit, comme le permettent et comme l'exigent la *Loi canadienne sur les sociétés par actions*, la convention de délégation, les statuts et règlements administratifs de la Société et les autorités compétentes, apprécier périodiquement le caractère adéquat des procédures de communication au public de l'information financière et examiner au nom du conseil et faire rapport au conseil sur les résultats de son examen et sa recommandation concernant toutes les questions importantes concernant la présentation de l'information financière et la vérification, notamment en ce qui a trait aux principaux sujets suivants :

a) les états financiers, y compris le rapport de gestion;

b) les rapports aux porteurs de parts et autres personnes;

c) les communiqués de presse annuels et périodiques concernant les résultats financiers;

d) les contrôles internes;

e) la vérification et l'examen des états financiers de la Fiducie et de ses filiales;

f) les dépôts auprès des autorités de réglementation en valeurs mobilières;

g) l'examen et l'approbation des politiques d'engagement de l'émetteur à l'égard des associés, des salariés et anciens associés et salariés des vérificateurs externes;

h) l'approbation préalable des travaux non liés à la vérification entrepris par les vérificateurs externes;

i) la politique de présentation d'irrégularités en matière de comptabilité et de vérification.

Le comité doit veiller à établir des procédures adéquates concernant la réception, la conservation et le traitement des plaintes et concernant l'envoi confidentiel, sous le couvert de l'anonymat, par les salariés de préoccupations touchant des points discutables en matière de comptabilité, de contrôle comptable interne ou de vérification.

Tous les membres du conseil seront tenus informés des activités du comité par un rapport présenté à chaque réunion régulière du conseil.

Le comité examinera la pertinence et l'adéquation du présent mandat au moins une fois par année et fera des recommandations au comité de gouvernance d'entreprise du conseil.

**V. Vérificateurs externes**

Le comité de vérification recommande la nomination des vérificateurs externes chaque année. Une fois nommés par les porteurs de parts, les vérificateurs externes relèvent directement du comité de vérification.

Le comité de vérification approuve préalablement tous les services non liés à la vérification fournis par les vérificateurs externes et est directement responsable de la surveillance des travaux des vérificateurs externes engagés pour établir ou délivrer un rapport de vérification ou rendre d'autres services de vérification, d'examen ou d'attestation, y compris la résolution de désaccords entre les vérificateurs externes et la direction.

**VI. Relations avec la direction**

Le comité veillera à coordonner ses activités avec le chef des finances en matière de vérification et d'information financière et :

- se réunira régulièrement avec la direction pour discuter des préoccupations de cet ordre;
- examinera et appréciera la qualité des dirigeants participant au processus de présentation de l'information financière; et
- veillera à ce que la direction fournisse suffisamment de fonds au comité pour qu'il puisse engager et rémunérer de façon indépendante les vérificateurs et des conseillers.

**VII. Calendrier du comité**

Les principales activités du comité seront énoncées dans un calendrier annuel.

AltaGas

Well connected

**AltaGas Income Trust**
1700, 355 – 4th Avenue S.W.
Calgary (Alberta) T2P 0J1
Tél. : 403 691-7575
Téléc. : 403 691-7576
**www.altagas.ca**

# Annexe 51-102A4
# *DÉCLARATION D'ACQUISITION D'ENTREPRISE*

**Rubrique 1 Identification de la société**

**1.1 Dénomination et adresse de la société**

AltaGas Income Trust
1700, 355 4th Avenue, SW
Calgary, AB T2P 0J1

**1.2 Membre de la haute direction**

Le nom du membre de la haute direction d'AltaGas Income Trust qui est bien renseigné à propos de l'acquisition significative et de la présente déclaration d'acquisition d'entreprise est :

Debbie Stein, vice-présidente, Finances et chef des finances
AltaGas Income Trust
1700, 355 4th Avenue, SW
Calgary, AB T2P 0J1
Tél. : 1 403 691-7575

**Rubrique 2 Détail de l'acquisition**

**2.1 Nature de l'entreprise acquise**

Le 10 janvier 2008, AltaGas Income Trust (la Fiducie ou AltaGas) a acquis, par l'entremise de sa filiale indirecte AltaGas Holding Limited Partnership No. 1, les parts en circulation de Taylor NGL Limited Partnership (Taylor).

Taylor participe à trois champs d'activités du secteur médian de l'industrie du gaz naturel, soit le traitement du gaz naturel, l'extraction de liquides de gaz naturel (LGN) et le transport de produits dérivés de LGN. Taylor est le propriétaire-exploitant du complexe Harmattan, qui comprend une installation de traitement du gaz naturel, une installation d'extraction de LGN « coupes lourdes » et des installations de fractionnement de LGN et de terminal. Taylor est également propriétaire du complexe RET, installation de traitement du gaz naturel qui fournit des services à des producteurs de gaz naturel. Les deux complexes sont situés en Alberta. En outre, Taylor est propriétaire à 50 % de l'usine d'extraction de Joffre en Alberta et en est l'exploitant, en plus d'être propriétaire à 56,7 % des activités d'extraction de LGN et à 100 % des activités de fractionnement et de terminal de l'usine d'extraction Younger en Colombie-Britannique. Taylor est également propriétaire de deux pipelines de liquides de gaz naturel, soit le système de livraison d'éthylène (*Ethylene Delivery System*) et le pipeline de charge d'alimentation de Joffre (*Joffre Feedstock Pipeline*), qui permettent tous deux de transporter des LGN entre Joffre et Fort Saskatchewan, en Alberta. En plus de ces trois champs d'activités, Taylor détient une participation dans une centrale électrique au fil de l'eau située en Colombie-Britannique et dans deux projets hydroélectriques au fil de l'eau qui sont actuellement mis sur pied en vertu d'ententes d'achat d'énergie conclues avec BC Hydro.

**2.2 Date de l'acquisition**

L'acquisition a été réalisée le 10 janvier 2008.

**2.3 Contrepartie**

La contrepartie totale de l'acquisition était de 625,5 millions de dollars, soit 256,3 millions de dollars en espèces, 7,7 millions de parts de fiducie évaluées au prix réputé de 25,77 $ la part, pour un total de 198,9 millions de dollars (y compris 0,2 million de parts échangeables), une dette présumée de 132,5 millions de dollars, des coûts d'opération d'environ 11,0 millions de dollars, 26,8 millions de dollars liés aux parts déjà détenues par AltaGas et la tranche en titres de participation des débentures convertibles de Taylor.

La contrepartie en espèces a été financée par l'entremise de facilités de crédit existantes. La Fiducie a pris en charge la dette de 132,5 millions de dollars de Taylor, composée de 110,3 millions de dollars prélevés d'une facilité de crédit renouvelable et de 22,2 millions de dollars en débentures convertibles.

### 2.4 Effet sur la situation financière

La Fiducie, y compris ses filiales, n'a aucun projet ni aucune proposition de changement important dans ses activités ou celles de l'entreprise acquise qui pourrait avoir un effet significatif sur les résultats d'exploitation ou la situation financière de la Fiducie. Les actifs nouvellement acquis comportent de faibles risques, ont une longue durée de vie et complètent les infrastructures gazières et énergétiques existantes d'AltaGas.

### 2.5 Évaluations antérieures

Sans objet

### 2.6 Parties à l'opération

L'acquisition a été réalisée le 10 janvier 2008 avec les porteurs de parts de Taylor NGL Limited Partnership, dont environ 8,9 % appartenait à AltaGas Income Trust avant l'acquisition.

### 2.7 Date de la déclaration

Le 3 mars 2008

## Rubrique 3 États financiers

Les annexes suivantes sont jointes aux présentes :

Le bilan consolidé pro forma non vérifié de la Fiducie au 31 décembre 2007 et l'état des résultats consolidé pro forma non vérifié de la Fiducie pour le trimestre et l'exercice terminés le 31 décembre 2007, ainsi que le rapport sur la compilation s'y rapportant.

L'état consolidé des résultats, du résultat étendu et du déficit et l'état consolidé des flux de trésorerie de Taylor NGL Limited Partnership pour les trimestres terminés les 31 décembre 2007 et 2006.

Les états financiers consolidés vérifiés de Taylor NGL Limited Partnership pour les exercices terminés les 31 décembre 2007 et 2006, ainsi que le rapport des vérificateurs s'y rapportant.

## TABLE DES MATIÈRES DES ÉTATS FINANCIERS

*ALTAGAS INCOME TRUST*

***BILAN CONSOLIDÉ***
***ET***
***ÉTAT DES RÉSULTATS CONSOLIDÉ***
***PRO FORMA***

***NON VÉRIFIÉ***

***Pour les périodes terminées le 31 décembre 2007***

**AltaGas Income Trust**

# BILAN CONSOLIDÉ PRO FORMA NON VÉRIFIÉ

(en milliers de dollars)

Au 31 décembre 2007

| | AltaGas | Taylor | Ajustements pro forma (note 2) | | Consolidé pro forma |
|---|---|---|---|---|---|
| **ACTIF** | | | | | |
| **Actif à court terme** | | | | | |
| Trésorerie et équivalents de trésorerie | 12 451 | 2 224 | (4 806) | | 9 869 |
| Débiteurs | 191 879 | 30 153 | 1 895 | | 223 927 |
| Stocks | 130 | - | - | | 130 |
| Dépôts de clients | 24 369 | - | - | | 24 369 |
| Gestion du risque | 66 811 | - | - | | 66 811 |
| Divers | 9 714 | 1 225 | 48 | | 10 987 |
| **Total de l'actif à court terme** | 305 354 | 33 602 | (2 863) | | 336 093 |
| Immobilisations | 682 322 | 398 554 | 191 476 | (a) | 1 272 352 |
| Ententes, contrats et relations de services énergétiques | 95 716 | 22 245 | 61 655 | (a) | 179 616 |
| Écart d'acquisition | 18 260 | - | 108 191 | (a) | 126 451 |
| Gestion du risque | 33 640 | - | - | | 33 640 |
| Placements à long terme et autres actifs | 64 509 | 4 640 | (44 746) | (b) | 24 403 |
| **Total de l'actif** | 1 199 801 | 459 041 | 313 713 | | 1 972 555 |
| **PASSIF ET AVOIR DES PORTEURS DE PARTS** | | | | | |
| Passif à court terme | | | | | |
| Créditeurs et charges à payer | 177 802 | 33 040 | (4 829) | | 206 013 |
| Distributions à payer aux porteurs de parts | 10 167 | 2 809 | - | | 12 976 |
| Dette à court terme | 655 | - | - | | 655 |
| Tranche de la dette à long terme échéant à moins de un an | 1 234 | 182 | - | | 1 416 |
| Dépôts des clients | 24 369 | - | - | | 24 369 |
| Produits constatés d'avance | 1 718 | - | - | | 1 718 |
| Gestion du risque | 60 848 | - | - | | 60 848 |
| Divers | 9 321 | - | - | | 9 321 |
| **Total du passif à court terme** | 286 114 | 36 031 | (4 829) | | 317 316 |
| Dette à long terme | 218 845 | 91 241 | 286 281 | (c) | 596 367 |
| Débentures convertibles | | 24 367 | (2 196) | (d) | 22 171 |
| Obligations liées à la mise hors service d'immobilisations | 18 811 | 4 326 | 10 024 | (a) | 33 161 |
| Impôts futurs | 58 229 | 71 133 | 72 895 | (e) | 202 257 |
| Gestion du risque | 30 166 | 24 | - | | 30 190 |
| Autres passifs à long terme | 2 948 | - | 2 542 | | 5 490 |
| | 615 113 | 227 122 | 364 717 | | 1 206 952 |
| Avoir des porteurs de parts | 584 688 | 231 919 | (51 004) | (f) | 765 603 |
| **Total du passif et de l'avoir des porteurs de parts** | 1 199 801 | 459 041 | 313 713 | | 1 972 555 |

*Voir les notes afférentes aux états financiers consolidés pro forma.*

AltaGas Income Trust

**État des résultats consolidé pro forma non vérifié**
(en milliers de dollars, sauf les montants par part)

## Trimestre terminé le 31 décembre 2007

| | AltaGas | Taylor | Ajustements pro forma (note 2) | | Consolidé pro forma |
|---|---|---|---|---|---|
| **PRODUITS** | | | | | |
| Exploitation | 335 401 | 58 522 | - | | 393 923 |
| Gains latents sur gestion du risque | (502) | (4 683) | - | | (5 185) |
| Honoraires | - | 15 078 | - | | 15 078 |
| Divers | 1 583 | 266 | (775) | (b) | 1 074 |
| | 336 482 | 69 183 | (775) | | 404 890 |
| **CHARGES** | | | | | |
| Coût des ventes | 260 048 | 41 816 | - | | 301 864 |
| Exploitation et administration | 36 150 | 13 100 | 121 | (h) | 49 371 |
| Amortissement | 11 394 | 4 333 | 611 | (g) | 16 338 |
| | 307 592 | 59 249 | 732 | | 367 573 |
| **Bénéfice d'exploitation** | 28 890 | 9 934 | (1 507) | | 37 317 |
| Intérêts débiteurs | | | | | |
| Dette à court terme | 222 | - | - | | 222 |
| Dette à long terme | 2 683 | 2 156 | 3 438 | (c,d) | 8 277 |
| Bénéfice avant impôts sur les bénéfices | 25 985 | 7 778 | (4 946) | | 28 817 |
| Charge (recouvrement) d'impôts | (5 818) | (6 700) | (69) | (b) | (12 587) |
| **Bénéfice net (perte nette)** | **31 803** | **14 478** | **(4 876)** | | **41 405** |
| Résultat net par part (note 3) | | | | | |
| De base | 0,55 $ | | | | 0,63 $ |
| Dilué | 0,55 $ | | | | 0,62 $ |
| Nombre moyen pondéré de parts en circulation (en milliers) (note 3) | | | | | |
| De base | 57 960 | | 7 717 | | 65 677 |
| Dilué | 57 991 | | 8 893 | | 66 884 |

*Voir les notes afférentes aux états financiers consolidés pro forma.*

## AltaGas Income Trust

# État des résultats consolidés pro forma non vérifié

(en milliers de dollars, sauf les montants par part)

**Exercice terminé le 31 décembre 2007**

| | AltaGas | Taylor | Ajustements pro forma (note 2) | Consolidé pro forma |
|---|---|---|---|---|
| **PRODUITS** | | | | |
| Exploitation | 1 422 242 | 199 128 | - | 1 621 370 |
| Gain latent (perte latente) sur gestion du risque | 1 115 | (6 079) | - | (4 964) |
| Honoraires | - | 59 450 | - | 59 450 |
| Divers | 5 037 | 500 | (2 815) (b) | 2 722 |
| | 1 428 394 | 252 999 | (2 815) | 1 678 578 |
| **CHARGES** | | | | |
| Coût des ventes | 1 104 399 | 149 056 | - | 1 253 455 |
| Exploitation et administration | 150 297 | 51 240 | 483 (h) | 202 020 |
| Amortissement | 47 091 | 17 281 | 2 445 (g) | 66 817 |
| | 1 301 787 | 217 577 | 2 928 | 1 522 292 |
| **Bénéfice d'exploitation** | 126 607 | 35 422 | (5 742) | 156 287 |
| Intérêts débiteurs | | | | |
| Dette à court terme | 491 | - | - | 491 |
| Dette à long terme | 11 394 | 8 455 | 13 753 (c,d) | 33 602 |
| Bénéfice avant impôts sur les bénéfices | 114 722 | 26 967 | (19 495) | 122 194 |
| Charge (recouvrement) d'impôts | 5 928 | 69 100 | 72 643 (b,e) | 147 671 |
| **Bénéfice net (perte nette)** | **108 794** | **(42 133)** | **(92 139)** | **(25 478)** |
| | | | | |
| Résultat net par part (note 3) | | | | |
| De base | 1,90 $ | | | (0,39) $ |
| Dilué | 1,89 $ | | | (0,39) $ |
| | | | | |
| Nombre moyen pondéré de parts en circulation (en milliers) (note 3) | | | | |
| De base | 57 382 | | 7 717 | 65 099 |
| Dilué | 57 420 | | 8 893 | 66 313 |

*Voir les notes afférentes aux états financiers consolidés pro forma.*

## 1. MODE DE PRÉSENTATION

Le 10 janvier 2008, AltaGas Income Trust (la Fiducie ou AltaGas) a acquis la totalité des parts de société en commandite en circulation de Taylor NGL Limited Partnership (Taylor), par l'entremise de sa filiale en propriété indirecte, AltaGas Holding Limited Partnership No. 1, (autres que les parts de Taylor déjà détenues par AltaGas et ses sociétés affiliées) au moyen d'une contrepartie au comptant de 256,3 millions de dollars et de 7,7 millions de parts de fiducie d'AltaGas évaluées à 198,9 millions de dollars, dont environ 0,2 million de parts échangeables contre la totalité des parts en circulation résiduelles de Taylor (soit 91,1 %) dont la Fiducie n'était pas propriétaire auparavant.

Les présents états financiers consolidés pro forma non vérifiés (les états financiers pro forma) ont été préparés par la direction selon les principes comptables généralement reconnus (PCGR) du Canada. Les conventions comptables utilisées sont conformes à celles qui sont suivies dans les états financiers historiques de la Fiducie. Les états financiers pro forma doivent être lus avec les états financiers historiques de la Fiducie pour l'exercice terminé le 31 décembre 2007. Les états financiers historiques de la Fiducie ont été déposés auprès des commissions de valeurs mobilières et sont disponibles à l'adresse www.sedar.com.

Le bilan consolidé pro forma non vérifié tient compte des hypothèses et ajustements décrits à la note 2 comme si l'acquisition de Taylor avait été achevée le 31 décembre 2007, tandis que l'état des résultats consolidé pro forma non vérifié pour le trimestre et l'exercice terminés le 31 décembre 2007 et tient compte de l'opération comme si l'acquisition de Taylor avait été conclue le 1er janvier 2007.

Les présents états financiers pro forma peuvent ne pas être représentatifs de la situation financière ou des résultats d'exploitation qui auraient été obtenus si les événements présentés avaient eu lieu aux dates indiquées ou des résultats qui pourraient être obtenus dans le futur. Au moment de la préparation des états financiers pro forma, aucun ajustement n'a été apporté afin de refléter toute synergie en matière d'exploitation ou d'administration.

## 2. HYPOTHÈSES ET AJUSTEMENTS PRO FORMA

Les états financiers pro forma pour le trimestre et l'exercice terminé le 31 décembre 2007 présentent le coût d'acquisition selon la méthode de l'acquisition. Les modifications apportées à la répartition du prix d'achat pro forma sont préliminaires et sont établies selon les estimations de la direction de la juste valeur des actifs acquis et des passifs pris en charge. Tout ajustement final peut modifier de façon importante la répartition du prix d'achat et pourrait avoir une incidence sur la juste valeur attribuée aux actifs et passifs inclus dans les présents états financiers pro forma. La répartition préliminaire du prix d'achat se présente comme suit :

| | | |
|---|---|---|
| **Total de la contrepartie pour une participation de 100 % dans Taylor (en milliers de dollars) :** | | |
| Coût d'un placement de 8,9 % dans Taylor détenu actuellement par AltaGas | | 24 672 |
| Prix d'achat de la tranche restante de 91,1 % des parts de Taylor | | |
| Contrepartie au comptant | 256 281 | |
| Parts | 198 862 | |
| Coût estimatif de l'opération | 11 000 | |
| Composante capitaux propres des débentures convertibles de Taylor (note d) | 2 127 | 468 270 |
| Total de la contrepartie | | 492 942 $ |

| | | |
|---|---|---|
| **Répartition du prix d'achat pour une participation de 100 % dans Taylor (en milliers de dollars) :** | | |
| Actifs acquis | | |
| Actifs à court terme | 30 739 | |
| Immobilisations | 582 000 | |
| Projets d'immobilisations en développement | 8 030 | |
| Ententes, contrats et relations de services énergétiques | 83 900 | |
| Écart d'acquisition | 108 191 | |
| Placements à long terme et autres actifs | 4 640 | 817 500 |
| Moins les passifs pris en charge | | |
| Passifs à court terme | 31 202 | |
| Dette à long terme | 110 241 | |
| Débentures convertibles | 22 171 | |
| Obligations liées à la mise hors service d'immobilisations | 14 350 | |
| Impôts futurs | 144 028 | |
| Obligations futures au titre des employés | 2 542 | |
| Gestion du risque | 24 | 324 558 |
| | | 492 942 $ |

a) Les ajustements pro forma ont été effectués afin d'accroître le solde des immobilisations de 191,5 millions de dollars (dont 10,0 millions de dollars découlant de la hausse des obligations liées à la mise hors service d'immobilisations). Les ententes, contrats et relations de services énergétiques ont augmenté de 61,7 millions de dollars aux fins de l'ajustement de l'estimation de la juste valeur des immobilisations incorporelles acquises. L'écart d'acquisition a été accru de 108,2 millions de dollars pour refléter la valeur estimative de l'écart d'acquisition acquis, y compris l'écart d'acquisition résultant des passifs d'impôts futurs de 72,9 millions de dollars.

b) Avant la conclusion de l'acquisition le 10 janvier 2008, la Fiducie détenait une participation de 8,9 % dans Taylor, qu'elle comptabilisait selon la méthode de la juste valeur à titre d'instrument disponible à la vente. Avant l'acquisition de la tranche restante de 91,1 % des parts de Taylor, AltaGas avait comptabilisé un gain évalué à la valeur du marché de 20,1 millions de dollars sur son placement dans Taylor dans les autres éléments du résultat étendu de la rubrique capitaux propres. Aux fins des états financiers pro forma, le gain évalué à la valeur du marché présenté auparavant a été contrepassé, et le placement dans Taylor a été réduit de 20,1 millions de dollars, soit à son coût constaté à l'origine. La valeur comptable résiduelle du placement dans Taylor de 24,7 millions de dollars a été attribuée en tant que partie intégrante de la répartition du prix d'achat, ce qui a entraîné une réduction totale de 44,7 millions de dollars du placement dans Taylor. Les produits ont chuté de 0,8 million de dollars et de 2,8 millions de dollars, et la charge d'impôts a diminué de 0,1 million de dollars et de 0,3 million de dollars pour le trimestre et l'exercice terminés le 31 décembre 2007 pour éliminer le bénéfice tiré du placement dans Taylor présenté auparavant.

c) AltaGas a financé la contrepartie au comptant de 256,3 millions de dollars aux fins de l'acquisition au moyen de sa facilité de crédit renouvelable. En supposant que la dette demeure la même tout au long des périodes pro forma au taux variable moyen pondéré d'AltaGas, cette dernière aurait engagé des intérêts débiteurs d'environ 3,5 millions de dollars et 14,2 millions de dollars respectivement pour le trimestre et l'exercice terminés le 31 décembre 2007.

d) La Fiducie a pris en charge l'obligation liée au capital des débentures convertibles de Taylor de 22,1 millions de dollars. La juste valeur des débentures convertibles au 31 décembre 2007 a été évaluée par AltaGas, à la suite de la substitution des parts d'AltaGas à titre d'instrument de conversion et répartie entre une composante passif et une composante capitaux propres au montant respectivement de 22,2 millions de dollars et 2,1 millions de dollars. Par conséquent, la composante passif des débentures convertibles présentée auparavant par Taylor a été diminuée de 2,2 millions de dollars, ce qui a eu pour effet d'augmenter la composante capitaux propres de 0,9 million de dollars. L'incidence de l'écart dans la répartition des composantes passif et capitaux propres a donné lieu à une baisse des intérêts débiteurs de 0,1 million de dollars et de 0,4 million de dollars pour le trimestre et l'exercice terminés le 31 décembre 2007.

e) Aux fins des états financiers pro forma au 31 décembre 2007, les impôts sur les entités intermédiaires de placement déterminées (EIPD) ont été ajustés afin de comptabiliser la modification des écarts temporaires à la suite de l'acquisition. Les impôts futurs au 31 décembre 2007 et la charge d'impôts qui s'y rattache pour l'exercice terminé le 31 décembre 2007 a grimpé de 72,9 millions de dollars à la suite de l'augmentation de la juste valeur des actifs amortissables comptabilisés comme partie intégrante du prix d'achat. Il n'y a eu aucune incidence sur le trimestre terminé le 31 décembre 2007.

f) L'avoir des porteurs de part a été ajusté comme suit :

| (en milliers de dollars) | |
|---|---|
| Élimination des capitaux propres de Taylor | (230 724) $ |
| Élimination de la composante capitaux propres des débentures convertibles de Taylor | (1 195) |
| Parts d'AltaGas émises à l'acquisition (note 2) | 198 862 |
| Composante capitaux propres des débentures convertibles (note 2d) | 2 127 |
| Élimination de l'ajustement évalué à la valeur du marché du placement d'AltaGas dans Taylor avant l'acquisition (note 2b) | (20 074) |
| | (51 004) $ |

g) La dotation aux amortissements a augmenté de 0,6 million de dollars et de 2,4 millions de dollars pour le trimestre et l'exercice terminés le 31 décembre 2007 en raison de la hausse de la juste valeur des actifs assujettis à l'amortissement à la suite de l'acquisition et conformément à la politique actuelle d'AltaGas en matière d'amortissement.

h) Par suite de l'accroissement des obligations liées à la mise hors service d'immobilisations de 10,0 millions de dollars, la charge de désactualisation a augmenté de 0,1 million de dollars et de 0,5 million de dollars respectivement pour le trimestre et l'exercice terminés le 31 décembre 2007.

## 3. RÉSULTAT PAR PART

Le résultat net par part de base et dilué pour l'exercice terminé le 31 décembre 2007 a été calculé en supposant une hausse de 7,6 millions de parts de la Fiducie au 1er janvier 2007 émises à la conclusion de l'acquisition ainsi que l'effet de dilution de 0,9 million de parts de la fiducie pouvant être émises à la conversion des débentures convertibles de Taylor. Le nombre moyen pondéré pro forma de parts de la Fiducie en circulation pour le trimestre et l'exercice terminés le 31 décembre 2007 se présente comme suit :

| | Trimestre terminé le 31 décembre 2007 | Exercice terminé le 31 décembre 2007 |
|---|---|---|
| De base | 65 677 | 65 099 |
| Dilué | 66 884 | 66 313 |

État consolidé des résultats, du résultat étendu et du déficit et état des flux de trésorerie de

# TAYLOR NGL LIMITED PARTNERSHIP

pour les trimestres terminés les 31 décembre 2007 et 2006

**TAYLOR NGL LIMITED PARTNERSHIP**
États consolidés des résultats, du résultat étendu et du déficit
(en milliers de dollars, sauf les montants par part)

| | Trimestres terminés les 31 décembre | |
|---|---|---|
| | **2007** | **2006** |
| | (non vérifié) | (non vérifié) |
| Produits | | |
| Ventes de liquides de gaz naturel | 58 522 $ | 49 723 $ |
| Revenus tirés des honoraires | 15 078 | 15 743 |
| Autres | 264 | 23 |
| | 73 864 | 65 489 |
| Charges | | |
| Coût de la charge d'alimentation | 41 816 | 38 797 |
| Frais d'exploitation | 10 093 | 12 129 |
| Amortissement et désactualisation | 4 333 | 4 376 |
| Frais d'administration | 3 007 | 1 976 |
| Intérêts débiteurs | 2 156 | 2 126 |
| Pertes (gains) sur les instruments financiers | 4 667 | (1 661) |
| Perte de change | 16 | – |
| Revenu de placement | (2) | – |
| | 66 086 | 57 743 |
| Bénéfice net avant les impôts futurs | 7 778 | 7 746 |
| Impôts futurs | (6 700) | – |
| Bénéfice net (perte) et résultat étendu | 14 478 | 7 746 |
| Déficit au début de la période | (115 294) | (34 503) |
| Distributions aux porteurs de parts déclarées | (8 197) | (7 979) |
| Déficit à la fin de la période | (109 013)$ | (34 736)$ |
| Bénéfice net (perte) par part de société en commandite | | |
| De base | 0,34 $ | 0,18 |
| Dilué(e) | 0,32 | 0,18 |

**TAYLOR NGL LIMITED PARTNERSHIP**
États consolidés des flux de trésorerie
(en milliers de dollars)

| | Trimestres terminés les 31 décembre | |
|---|---|---|
| | **2007** | **2006** |
| | (non vérifié) | (non vérifié) |
| Flux de trésorerie liés aux activités suivantes : | | |
| Activités d'exploitation | | |
| Bénéfice net (perte) | 14 478 $ | 7 746 $ |
| Impôts futurs | (6 700) | – |
| Amortissement et désactualisation | 4 333 | 4 376 |
| Pertes non réalisées (gains non réalisés) sur les instruments financiers | 3 673 | (1 012) |
| Accroissement de l'escompte sur les débentures convertibles | 105 | 105 |
| Rémunération à base de parts de société en commandite | 27 | 44 |
| Avantages sociaux futurs sans effet sur la trésorerie | 31 | 119 |
| Perte de change non réalisée (gain de change non réalisé) | (94) | 10 |
| Revenu de placement | (2) | – |
| | 15 851 | 11 388 |
| Variation des éléments hors caisse du fonds de roulement | (1 718) | 1 883 |
| | 14 133 | 13 271 |
| Activités de financement | | |
| Distributions versées aux porteurs de parts | (8 050) | (7 979) |
| Dette à long terme | (1 000) | (2 000) |
| Remboursements sur l'emprunt de Boston Bar | (43) | – |
| Émission de parts contre espèces, déduction faite des frais d'émission | – | 14 |
| | (9 093) | (9 965) |
| Activités d'investissement | | |
| Dépenses en immobilisations | (5 874) | (1 772) |
| Distributions provenant du placement | 134 | – |
| Variation des éléments hors caisse du fonds de roulement lié aux activités d'investissement | 1 432 | 318 |
| | (4 308) | (1 454) |
| Effet de la variation des taux de change sur la trésorerie | 94 | (10) |
| Variation de la trésorerie et des équivalents de trésorerie | 826 | 1 842 |
| Trésorerie et équivalents de trésorerie au début de la période | 1 398 | 868 |
| Trésorerie et équivalents de trésorerie à la fin de la période | 2 224 $ | 2 710 $ |

États financiers consolidés vérifiés de

# TAYLOR NGL LIMITED PARTNERSHIP

pour les exercices terminés les 31 décembre 2007 et 2006

## RAPPORT DES VÉRIFICATEURS AU CONSEIL D'ADMINISTRATION DE TAYLOR GAS LIQUIDS LTD. À TITRE DE COMMANDITÉ DE TAYLOR NGL LIMITED PARTNERSHIP

Nous avons vérifié les bilans consolidés de Taylor NGL Limited Partnership aux 31 décembre 2007 et 2006 et les états consolidés des résultats, du résultat étendu et du déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers consolidés incombe à la direction de la société en commandite. Notre responsabilité consiste à exprimer une opinion sur ces états financiers consolidés en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la société en commandite aux 31 décembre 2007 et 2006 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

(signé) KPMG s.r.l./S.E.N.C.R.L.

Comptables agréés
Calgary, Canada
Le 5 février 2008

**TAYLOR NGL LIMITED PARTNERSHIP**
Bilans consolidés
(en milliers de dollars)

| Aux 31 décembre | 2007 | 2006 |
|---|---|---|
| **Actif** | | |
| Actif à court terme | | |
| Trésorerie et équivalents de trésorerie | 2 224 $ | 2 710 $ |
| Débiteurs | 30 153 | 25 708 |
| Charges payées d'avance et intérêts | 1 225 | 1 456 |
| | 33 602 | 29 874 |
| Juste valeur des instruments financiers (note 17) | – | 663 |
| Placement (note 5) | 4 640 | – |
| Immobilisations (notes 3 et 4) | 398 554 | 391 365 |
| Actifs incorporels (notes 3 et 4) | 22 245 | 19 141 |
| Frais de financement reportés (note 2) | – | 1 415 |
| | 459 041 $ | 442 458 $ |
| **Passif et capitaux propres attribuables aux porteurs de parts** | | |
| Passif à court terme | | |
| Créditeurs et charges à payer | 33 040 $ | 19 874 $ |
| Distributions à payer aux porteurs de parts | 2 809 | 2 660 |
| Tranche échéant à moins de un an de la dette à long terme (note 6) | 182 | – |
| | 36 031 | 22 534 |
| Juste valeur des instruments financiers (note 17) | 24 | 207 |
| Dette à long terme (note 6) | 91 241 | 85 000 |
| Débentures convertibles (notes 2 et 7) | 24 367 | 48 387 |
| Obligations liées à la mise hors service d'immobilisations (note 8) | 4 326 | 3 969 |
| Impôts futurs (note 9) | 71 133 | – |
| | 227 122 | 160 097 |
| Capitaux propres attribuables aux porteurs de parts (note 10) | | |
| Capital des porteurs de parts | 339 288 | 314 483 |
| Débentures convertibles | 1 195 | 2 325 |
| Surplus d'apport | 449 | 289 |
| Déficit | (109 013) | (34 736) |
| | 231 919 | 282 361 |
| Événement postérieur à la date du bilan (note 1) | | |
| Engagements (note 16) | | |
| Garanties (note 18) | | |
| Déclarations de sinistres et éventualités (note 19) | | |
| | 459 041 $ | 442 458 $ |

Se reporter aux notes afférentes aux états financiers consolidés.

**TAYLOR NGL LIMITED PARTNERSHIP**

États consolidés des résultats, du résultat étendu et du déficit
(en milliers de dollars, sauf les montants par part)

| Exercices terminés les 31 décembre | 2007 | 2006 |
|---|---|---|
| Produits | | |
| Ventes de liquides de gaz naturel | 199 128 $ | 197 802 $ |
| Revenus tirés des honoraires | 59 450 | 57 875 |
| Autres | 370 | 146 |
| | 258 948 | 255 823 |
| Charges | | |
| Coût de la charge d'alimentation | 149 056 | 153 886 |
| Frais d'exploitation | 41 740 | 41 840 |
| Amortissement et désactualisation | 17 281 | 17 588 |
| Frais d'administration | 9 500 | 6 263 |
| Intérêts débiteurs | 8 455 | 8 325 |
| Pertes (gains) sur les instruments financiers (note 17) | 5 898 | (835) |
| Perte de change | 181 | 30 |
| Revenu de placement (note 5) | (130) | – |
| | 231 981 | 227 097 |
| Bénéfice net avant les impôts futurs | 26 967 | 28 726 |
| Impôts futurs (notes 2 et 9) | 69 100 | – |
| Bénéfice net (perte) et résultat étendu | (42 133) | 28 726 |
| Déficit au début de l'exercice | (34 736) | (32 188) |
| Distributions aux porteurs de parts déclarées | (32 144) | (31 274) |
| Déficit à la fin de l'exercice | (109 013)$ | (34 736)$ |
| Bénéfice net (perte) par part de société en commandite (note 13) | | |
| De base | (0,99) $ | 0,68 $ |
| Dilué(e) | (0,99) $ | 0,68 $ |

Se reporter aux notes afférentes aux états financiers consolidés.

**TAYLOR NGL LIMITED PARTNERSHIP**
États consolidés des flux de trésorerie
(en milliers de dollars)

| **Exercices terminés les 31 décembre** | **2007** | **2006** |
|---|---|---|
| Flux de trésorerie liés aux activités suivantes : | | |
| Activités d'exploitation | | |
| Bénéfice net (perte) | (42 133)$ | 28 726 $ |
| Impôts futurs (notes 2 et 9) | 69 100 | – |
| Amortissement et désactualisation | 17 281 | 17 588 |
| Pertes non réalisées (gains non réalisés) sur les instruments financiers (note 17) | 4 638 | (215) |
| Accroissement de l'escompte sur les débentures convertibles | 417 | 417 |
| Rémunération à base de parts de société en commandite | 160 | 164 |
| Avantages sociaux futurs sans effet sur la trésorerie (note 14) | 130 | 119 |
| Revenu de placement (note 5) | (130) | – |
| Perte de change non réalisée | 8 | 40 |
| | 49 471 | 46 839 |
| Variation des éléments hors caisse du fonds de roulement (note 15) | (2 262) | (3 577) |
| | 47 209 | 43 262 |
| Activités de financement | | |
| Distributions versées aux porteurs de parts | (31 995) | (31 166) |
| Dette à long terme | 5 000 | (6 000) |
| Émission de parts contre espèces, déduction faite des frais d'émission | 264 | 132 |
| Remboursements sur l'emprunt de Boston Bar (note 6) | (84) | – |
| | (26 815) | (37 034) |
| Activités d'investissement | | |
| Dépenses en immobilisations | (18 104) | (8 291) |
| Acquisition (note 4) | (9 436) | – |
| Distributions provenant du placement (note 5) | 267 | – |
| Variation des éléments hors caisse du fonds de roulement lié aux activités d'investissement (note 15) | 6 401 | 407 |
| | (20 872) | (7 884) |
| Effet de la variation des taux de change sur la trésorerie | (8) | (40) |
| Variation de la trésorerie et des équivalents de trésorerie | (486) | (1 696) |
| Trésorerie et équivalents de trésorerie au début de l'exercice | 2 710 | 4 406 |
| Trésorerie et équivalents de trésorerie à la fin de l'exercice | 2 224 $ | 2 710 $ |

Se reporter aux notes afférentes aux états financiers consolidés.

## 1. Organisation

En janvier 2008, AltaGas Income Trust (« AltaGas ») a acquis la totalité des parts en circulation de Taylor NGL Limited Partnership (la « société en commandite »). Dans le cadre de cette acquisition, la société en commandite a engagé certains coûts, de la manière décrite dans la convention de soutien conclue entre AltaGas et la société en commandite en date du 11 novembre 2007. Ces obligations comprennent des coûts de l'opération d'environ 4,4 millions de dollars et des obligations visant les salariés d'environ 2,3 millions de dollars. Par ailleurs, la société en commandite a été tenue de conclure un règlement avec les porteurs des options en cours, options qui leur avaient été attribuées précédemment aux termes du régime d'options sur parts de société en commandite; le règlement prévoit le paiement d'un montant égal à l'écart entre le cours offert, soit 11,20 $ la part, et le prix d'exercice des options. En outre, aux termes de la convention de soutien conclue entre la société en commandite et AltaGas, toutes les unités d'actions subalternes (« UAS ») en cours ou en circulation, y compris celles qui ont été attribuées le 1er janvier 2008, devraient être rachetées avant le changement de contrôle, en fonction du cours offert qui est de 11,20 $ la part. Taylor a utilisé sa facilité de crédit renouvelable pour financer ces paiements. Les modalités dont la facilité de crédit de Taylor est assortie ont été modifiées par suite de l'acquisition. Cette facilité vient à échéance le 28 juin 2008, date à laquelle tous les montants prélevés sur cette dernière sont remboursables. De plus, en raison de l'acquisition, les débentures convertibles en cours sont convertibles en parts de fiducie d'AltaGas au prix de conversion de 24,64 $ la part de fiducie.

La société en commandite a été constituée le 31 juillet 2000 sous le régime des lois de la province d'Ontario aux termes d'une convention de société en commandite. Taylor Gas Liquids Ltd. (« TGLL » ou le « commandité ») en était le commandité et les commanditaires étaient des investisseurs qui détenaient des parts de société en commandite (les « parts »).

**1. Organisation (suite)**

La société en commandite, ses filiales en propriété exclusive et ses sociétés en commandite se ventilaient comme suit :

| Entité | Année de l'acquisition ou de la création par Taylor | Actif/lien |
|---|---|---|
| Taylor Gas Liquids Limited Partnership (« TGLLP ») | 1996 | Usine d'extraction Younger |
| Joffre Gas Liquids Limited Partnership (« JGLLP ») | 2001 | Usine d'extraction Joffre |
| | 2004 | Réseau de distribution d'éthylène (« EDS ») |
| | 2004 | Gazoduc d'alimentation Joffre (« JFP ») |
| Taylor Gas Processing Limited Partnership (« TGPLP ») | 2003 | Usine de traitement du gaz Retlaw |
| | 2003 | Usine de traitement du gaz Enchant |
| | 2003 | Usine de traitement du gaz Turin |
| | 2003 | Systèmes de collecte du gaz naturel connexes (collectivement le « complexe RET ») |
| Harmattan Gas Processing Limited Partnership (« HGPLP ») | 2005 | Complexe de traitement du gaz Harmattan (le « complexe Harmattan ») |
| Taylor Management Inc. (« TMI ») | 2005 | Commandité de TGLLP, JGLLP et TGPLP |
| Taylor Processing Inc. (« TPI ») | 2005 | Commandité de HGPLP (le « Complexe Harmattan ») |
| Highwater Power Limited Partnership (« HWPLP ») | 2007 | Projets de développement hydroélectrique de Log Creek et de Kookipi Creek |
| Higwater Power Corporation (« Highwater ») | 2007 | Commandité de HWPLP et commanditaire de Boston Bar LP |

TGLLP, JGLLP, TGPLP, HGPLP et HWPLP étaient collectivement désignées les « sociétés en commandite en exploitation ».

La société en commandite a versé des distributions en espèces à ses porteurs de parts, sous réserve des conditions décrites dans la convention de société en commandite, dans la mesure où elle disposait des flux de trésorerie nécessaires pour effectuer de tels paiements. De ces flux de trésorerie, on a retranché des charges impayées, des montants requis aux fins des activités et de l'exploitation de la société en commandite et toute réserve de trésorerie que le conseil d'administration du commandité, à sa discrétion, aurait jugé nécessaire pour acquitter les obligations et responsabilités existantes et prévues de la société en commandite.

**2. Principales conventions comptables**

**Règles de présentation**

Les présents états financiers consolidés incluent les comptes de la société en commandite, de ses filiales en propriété exclusive et de ses sociétés en commandite.

Certains chiffres correspondants ont été reclassés afin de rendre leur présentation conforme à celle qui a été adoptée pour l'exercice à l'étude.

**Coentreprises**

Les sociétés en commandite en exploitation englobent des activités qui sont menées conjointement avec d'autres entreprises. Par conséquent, les présents états financiers ne reflètent que la quote-part indirecte de la société en commandite dans de telles activités.

**Recours à des estimations**

La préparation des états financiers conformément aux principes comptables généralement reconnus du Canada exige de la direction qu'elle fasse des estimations et qu'elle pose des hypothèses qui influent sur les montants qui y sont déclarés. Ces estimations sont assujetties à des incertitudes et peuvent influer sur les états financiers futurs. Les montants constatés relativement à de tels éléments sont fondés sur les meilleures informations dont dispose la direction ainsi que sur le jugement de cette dernière.

**Produits**

Tous les liquides de gaz naturel (les « LGN ») produits par TGLLP à l'usine d'extraction Younger sont vendus à la sortie de l'usine aux termes d'une convention de commercialisation à long terme (la « convention d'achat de LGN ») conclue avec Provident Energy Trust (« Provident »). Selon la convention d'achat de LGN, les produits d'exploitation que génère TGLLP correspondent à la somme des honoraires liés au rendement du capital, de la récupération des frais d'exploitation et des coûts du gaz naturel ainsi que d'une quote-part de 50 % du produit reçu de la vente définitive de LGN par Provident, déduction faite de tous les frais (le « compte de commercialisation »). Si les produits que tire Provident de la vente de LGN achetés à TGLLP n'excèdent pas les coûts, alors les produits nets futurs ne reviendront à TGLLP, qu'après la déduction des manques à gagner. En 2007, le compte de commercialisation a contribué pour 16,3 millions de dollars aux produits, montant revenant en totalité à TGLLP (10,2 millions de dollars en 2006).

Si le manque à gagner du compte de commercialisation est supérieur au montant brut de 1,75 million de dollars à la fin de deux années civiles consécutives, Provident a le droit de mettre fin à la convention d'achat de LGN, moyennant un préavis donné à la société en commandite dans les 60 premiers jours suivant l'année civile et elle doit payer une somme importante pour la résiliation de cette convention. Provident ne peut actuellement exercer le droit de résilier la convention d'achat de LGN.

## 2. Principales conventions comptables (suite)

### Produits (suite)

L'éthane produit à l'usine d'extraction Joffre est vendu à la sortie de l'usine aux termes d'une convention de vente à long terme (la « convention d'approvisionnement en éthane »). Conformément à cette convention, le prix de vente est fixé en fonction de la somme du rendement du capital et de la récupération des frais d'exploitation attribués à la production d'éthane. Les autres constituants de LGN (le propane, le butane et les condensats, désignés collectivement comme le « propane-plus ») produits à l'usine d'extraction Joffre sont vendus sur le marché de l'Alberta, aux prix en vigueur sur le marché. La quote-part revenant à la société en commandite des produits reçus aux termes de la convention d'approvisionnement en éthane et de la vente de propane-plus est incluse dans les ventes de LGN.

Les produits générés par les services de traitement des complexes RET et Harmattan sont comptabilisés lorsque les services sont rendus. Les frais de traitement qui tiennent compte des volumes traités sont constatés dans la période au cours de laquelle le traitement a lieu. Les frais qui ne sont pas liés directement aux volumes traités, tels que les frais de récupération du capital, sont constatés à des taux forfaitaires sur la durée du contrat. Les frais liés à la récupération des frais d'exploitation sont inscrits dans la période au cours de laquelle ces frais sont engagés.

Les produits tirés du complexe Harmattan comprennent également la vente d'éthane, de pétrole de fracturation et de gaz carbonique liquide (« $CO_2$ ») de qualité industrielle ainsi que la production de propane-plus. Selon les modalités de nombreuses conventions de traitement de gaz brut, une composante de la rémunération que reçoit la société en commandite au titre de la prestation de services aux producteurs provient du droit dont dispose la société en commandite d'acheter une partie de l'éthane et du propane-plus des producteurs à un prix établi en fonction de l'équivalent calorifique du gaz naturel. L'éthane qu'acquiert la société en commandite aux termes d'ententes de paiement en nature est vendu en vertu d'un contrat à long terme selon un prix qui tient compte de la récupération intégrale du coût d'acquisition de l'éthane auprès des producteurs, à laquelle s'ajoute une prime. Le pétrole de fracturation est un produit à base d'hydrocarbures de qualité qui est obtenu en raffinant du condensat. Ce pétrole de fracturation produit au complexe Harmattan est vendu à un seul client. Le $CO_2$ est récupéré grâce au traitement du gaz brut afin de répondre aux critères pour la vente du gaz. Le gaz carbonique liquide est vendu à un seul client en vertu d'un contrat d'achat ferme d'une durée résiduelle d'environ six ans. Les volumes de propane-plus qu'acquiert la société en commandite sont vendus sur le marché de l'Alberta aux prix en vigueur sur le marché.

Les modalités d'utilisation de l'EDS et du JFP sont définies par les conventions de transport à long terme. Les produits reçus pour le transport par gazoduc correspondent à la somme des frais fixes pour le transport utilisé ou non et du remboursement intégral des frais réels engagés dans l'exploitation des gazoducs. Ces produits sont portés au poste Revenus tirés des honoraires.

### Stocks

Les stocks se composent principalement de produits de LGN destinés à la vente. Les stocks sont évalués au coût ou à la valeur de réalisation nette, selon le moins élevé des deux montants. Le coût est calculé mensuellement selon la méthode du coût moyen pondéré.

## 2. Principales conventions comptables (suite)

### Immobilisations

L'usine d'extraction Younger et celle de Joffre sont amorties sur une période de 40 ans, soit respectivement depuis juillet 1996 et janvier 2003, d'après la méthode de l'amortissement linéaire.

Le complexe RET est amorti sur une période de 25 ans depuis le 1er septembre 2003 selon la méthode de l'amortissement linéaire. Les immobilisations du complexe RET sont composées d'actifs incorporels d'un montant de 1,0 million de dollars qui ont été attribués aux contrats de traitement de gaz naturel qui étaient en cours à la date d'acquisition de cette installation. L'amortissement des actifs incorporels est calculé selon la méthode de l'amortissement linéaire sur une durée de trois ans, ce qui représente la période au cours de laquelle la société en commandite aura généré la majeure partie des produits devant découler de ces contrats. Au 31 décembre 2006, ces actifs incorporels avaient été entièrement amortis.

Le gazoduc EDS est amorti sur une période de 25 ans, soit depuis le 1er septembre 2004, d'après la méthode de l'amortissement linéaire. Le gazoduc JFP est amorti sur 40 ans, soit depuis le 15 mars 2005, selon la méthode de l'amortissement linéaire.

Le complexe Harmattan est amorti sur une période de 30 ans selon la méthode de l'amortissement linéaire, soit depuis le 22 mars 2005. L'amortissement des actifs incorporels qui ont été acquis au même moment que le complexe Harmattan est calculé selon la méthode de l'amortissement linéaire sur neuf ans.

Taylor s'affaire actuellement à la mise en valeur de deux projets hydroélectriques au fil de l'eau de 10 mégawatts chacun, en Colombie-Britannique, dans le cadre de l'acquisition de Highwater en juin 2007. Les coûts de mise en valeur, ainsi qu'un montant de 5,7 millions de dollars au titre des actifs incorporels attribués aux conventions d'achat d'électricité conclues avec B.C. Hydro seront amortis sur une durée de 40 ans à partir du moment où les projets hydroélectriques au fil de l'eau amorceront leurs activités.

Les immobilisations sont inscrites au coût, moins l'amortissement cumulé, déduction faite de toute moins-value de la valeur comptable. Les coûts d'acquisition sont capitalisés, puis amortis sur la durée des immobilisations acquises. Les frais de réparation et d'entretien sont passés en charges dans la période au cours de laquelle ils ont été engagés.

### Obligations liées à la mise hors service d'immobilisations

La juste valeur estimative des obligations liées à la mise hors service d'immobilisations (les « OMHS ») est inscrite au passif à long terme, avec une augmentation correspondante de la valeur comptable de l'actif connexe. Le montant capitalisé des obligations liées à la mise hors service d'une immobilisation donnée est amorti de façon linéaire sur la durée de vie de cette immobilisation. Le montant du passif à long terme est accru à chaque période pour tenir compte de la désactualisation. Des révisions à l'échéancier estimatif des flux de trésorerie ou au coût estimatif non actualisé donneraient également lieu à une hausse ou à une baisse des OMHS. Les coûts réels engagés au règlement des OMHS sont imputés aux OMHS dans la mesure où un passif est constaté. Tout écart entre les coûts réels engagés lors du règlement des OMHS et le passif inscrit est imputé au bénéfice net de la société en commandite et constaté à titre de gain ou de perte dans la période au cours de laquelle le règlement a lieu.

## 2. Principales conventions comptables (suite)

### Impôts sur le bénéfice

Le 12 juin 2007, le gouvernement du Canada a pratiquement promulgué une loi visant à imposer, à compter de 2011, les revenus des entités intermédiaires, y compris les sociétés en commandite cotées en bourse. Par conséquent, une partie du bénéfice futur de la société en commandite qui aurait autrement été distribuée aux porteurs de parts sera assujettie aux impôts sur le bénéfice à partir de l'exercice 2011. En raison de cette loi et conformément aux normes comptables canadiennes, la société en commandite doit comptabiliser des impôts futurs dans ses états financiers consolidés. La société comptabilise ses impôts futurs selon la méthode axée sur le bilan, aux termes de laquelle les écarts entre la valeur comptable et la valeur fiscale, calculée aux taux d'imposition qui devraient s'appliquer lorsque ces écarts se résorberont, donnent lieu à la constatation d'actifs et de passifs d'impôts futurs. Des actifs d'impôts futurs sont constatés lorsqu'il est plus probable qu'improbable que les déductions fiscales auxquelles ils ouvrent droit se réaliseront.

En outre, des actifs et des passifs d'impôts futurs sont constatés au moment des acquisitions; ils représentent l'écart entre la juste valeur déclarée des actifs acquis et des passifs pris en charge et leur valeur fiscale calculée aux taux d'imposition qui devraient s'appliquer au moment où l'écart se résorbera. Les passifs d'impôts futurs sont répartis entre les actifs corporels et incorporels en fonction de la juste valeur estimative attribuée à ces actifs dans l'équation du prix d'achat. L'excédent de la contrepartie versée sur la juste valeur estimative de l'actif net acquis, compte tenu des passifs d'impôts futurs, est imputé à l'écart d'acquisition.

### Régimes de rémunération

La société en commandite utilise la méthode de la juste valeur pour comptabiliser les options attribuées aux salariés et aux administrateurs. Aux termes de cette méthode, la juste valeur des options est évaluée à la date d'attribution selon le modèle de détermination du prix des options de Black et Scholes. Cette juste valeur est ensuite passée en charges au cours du délai d'acquisition des droits, ce qui donne lieu à une augmentation correspondante du surplus d'apport.

La société en commandite a instauré un régime d'intéressement à long terme (le « RILT ») dont il est question de façon détaillée à la note 12. Ce régime attribue aux dirigeants, aux administrateurs et à certains salariés des unités d'actions subalternes (les « UAS »). À la date à laquelle les droits sur les UAS s'acquièrent, le porteur reçoit un paiement en espèces équivalant au cours pondéré en fonction du volume des parts de société en commandite pour les dix jours de bourse précédant la date d'acquisition des droits. Le cours des parts de société en commandite multiplié par le nombre d'UAS émises est constaté à titre de charge de rémunération sur le délai d'acquisition des droits. La charge de rémunération augmente ou diminue à chaque exercice lorsque le cours des parts de société en commandite fluctue. À compter de la date effective d'attribution des UAS, le porteur d'UAS reçoit d'autres UAS équivalant aux distributions en espèces qui auraient été versées relativement au nombre de parts de société en commandite que les UAS détenues représentent. La distribution équivalente est constatée à titre de charge de rémunération, sur le même délai d'acquisition des droits.

## 2. Principales conventions comptables (suite)

**Régime de retraite**

La société en commandite a instauré un régime de retraite à prestations déterminées destiné à ses salariés syndiqués de l'usine d'extraction Younger. Ce régime couvrait 24 participants actifs, trois retraités et deux participants dont la rente est différée au 31 décembre 2007. Par ailleurs, la société en commandite maintien un régime de retraite à prestations déterminées visant certains salariés du complexe Harmattan, lequel n'accepte pas de nouveaux participants. Au 31 décembre 2007, ce régime couvrait onze participants actifs et trois retraités. Le coût des prestations de retraite gagnées par les salariés admissibles au régime de retraite à prestations déterminées est passé en résultats lorsque les services sont rendus, selon la méthode de répartition des prestations au prorata des services. Le coût de ce régime est fondé sur les estimations que fait la direction au sujet du taux de rendement futur des actifs des régimes évalués à leur juste valeur, des augmentations de salaires, de la mortalité et d'autres facteurs pouvant influer sur le versement des prestations futures. Si les ajustements excédant 10 % du plus élevé des montants suivants, soit le solde de l'obligation au titre des prestations constituées ou des actifs du régime évalués à leur juste valeur au début de l'exercice, sont nécessaires en raison de modifications apportées au régime, des variations des hypothèses ou des résultats, les gains et les pertes en résultant seraient amortis sur la durée moyenne estimative du reste de la carrière active du groupe de salariés concernés. Si la cessation du régime de retraite à prestations déterminées se produit et que le régime n'est pas remplacé par un nouveau régime à prestations déterminées, la société en commandite comptabilisera d'abord une compression puis un règlement, si les deux surviennent en même temps.

Outre les prestations de retraite, la société en commandite offre à ses salariés syndiqués de l'usine d'extraction Younger et à ses salariés du complexe Harmattan des avantages complémentaires de retraite.

**Devises**

Les éléments d'actif et de passif monétaires libellés en devises sont convertis aux taux de change en vigueur à la date du bilan. Les produits et les charges sont convertis aux taux de change en vigueur à la date où les opérations sont effectuées. Les gains et les pertes de change sont imputés aux résultats de la période au cours de laquelle ils surviennent.

**Trésorerie et équivalents de trésorerie**

La trésorerie et les équivalents de trésorerie s'entendent des placements à court terme dont l'échéance est d'au plus trois mois au moment de l'achat.

**Instruments financiers et résultat étendu**

Le 1$^{er}$ janvier 2007, la société en commandite a adopté prospectivement les recommandations des nouveaux chapitres suivants du *Manuel de l'ICCA* : le chapitre 3855, « Instruments financiers – comptabilisation et évaluation », le chapitre 3861, « Instruments financiers – informations à fournir et présentation », le chapitre 1530, « Résultat étendu », le chapitre 3251, « Capitaux propres » et le chapitre 3865, « Couvertures ».

## 2. Principales conventions comptables (suite)

**Instruments financiers et résultat étendu (suite)**

Le chapitre 3855 établit des normes de constatation et de mesure applicables à tous les instruments financiers; il propose une définition des instruments financiers dérivés fondée sur les caractéristiques des instruments en question; enfin, il énumère les critères servant à déterminer le moment où un instrument financier doit être constaté et le moment où il doit être décomptabilisé. La société en commandite a choisi le 1er janvier 2003 comme date transitoire de l'application du chapitre 3855 aux dérivés incorporés.

La société en commandite utilise des instruments financiers dérivés tels que les tunnels et les swaps pour gérer le risque auquel l'exposent les fluctuations des taux de change et d'intérêt et des prix des marchandises comme le présente la note 17. La société en commandite n'a recours à aucun instrument financier dérivé à des fins de transaction ou de spéculation. La direction est tenue d'obtenir l'approbation du comité de vérification du commandité avant de conclure des opérations comportant des instruments financiers dérivés. Aux termes des nouvelles normes comptables, lorsqu'un instrument financier dérivé est désigné comme étant détenu à des fins de transaction, il est inscrit comme un actif ou un passif au bilan et toute variation de la juste valeur au cours de cet exercice peut soit réduire soit augmenter le bénéfice net et le bénéfice net par part de société en commandite pour cet exercice. Les variations de la juste valeur des instruments financiers sont portées en résultats à titre de gains ou de pertes sur les instruments financiers, ce qui tient compte des sorties ou des rentrées de fonds au moment du règlement des instruments financiers.

Les chapitres 1530 et 3251 établissent des normes de présentation du résultat étendu. Ces normes stipulent qu'une entreprise doit présenter le résultat étendu et ses composantes dans un état financier distinct ayant la même importance que les autres états financiers.

Le chapitre 3865 présente des directives à l'usage des entités qui choisissent de désigner certaines opérations admissibles à titre de couvertures à des fins comptables. Il remplace la Note d'orientation concernant la comptabilité NOC-13, « Relations de couverture » de même que les directives sur les couvertures figurant au chapitre 1650, « Conversion des devises étrangères », et élargit leur portée en précisant comment doit être appliquée la comptabilité de couverture et quelles informations doivent être fournies.

L'adoption de ces nouvelles normes n'a eu aucune incidence importante sur les états financiers, à l'exception de ce qui est précisé ci-dessous.

Conformément à ces nouvelles normes, la société en commandite a décidé d'inscrire les frais de financement qu'elle engage comme une réduction du financement auxquels ils se rapportent. En 2006, les frais de financement ont été inscrits comme des charges reportées. Les frais de financement seront imputés aux résultats sur la durée de vie prévue du financement en question selon la méthode du taux d'intérêt effectif. Le 1er janvier 2007, la société en commandite a reclassé les frais de financement reportés de 1,4 million de dollars relatifs au placement des débentures convertibles pour les imputer à la composante dette des débentures convertibles. La différence entre le montant imputé aux résultats à titre d'amortissement des frais reportés et celui qui aurait été imputé aux résultats si la méthode du taux d'intérêt effectif avait été suivie a été négligeable.

## 2. Principales conventions comptables (suite)

### Renseignements par part de société en commandite

Le bénéfice net de base par part de société en commandite est calculé d'après le nombre moyen pondéré de parts de société en commandite en circulation au cours de l'exercice. Le bénéfice net dilué par part de société en commandite est calculé selon le nombre de parts de société en commandite qui aurait été obtenu à l'exercice d'options visant l'achat de parts de société en commandite au cours de clôture moyen par trimestre auquel s'ajoute le nombre de parts de société en commandite pouvant être émises à la conversion des débentures convertibles en circulation. De plus, pour le calcul du bénéfice net dilué par part de société en commandite, les intérêts sur les débentures convertibles et la charge d'accroissement liée à l'escompte sur la débenture convertible sont ajoutés au bénéfice net.

### Débentures convertibles

Les débentures convertibles correspondent au montant du produit reçu, déduction faite du montant attribué au privilège de conversion qui est inclus dans les capitaux propres attribuables aux porteurs de parts. L'écart entre le montant inscrit et la valeur nominale des débentures convertibles est porté en résultats selon le taux de rendement effectif.

### Modifications comptables à venir

Le 1er janvier 2008, la société en commandite sera tenue d'adopter le chapitre 1535 du *Manuel de l'ICCA*, « Informations à fournir concernant le capital ». Cette norme exige la fourniture d'informations quant aux objectifs, politiques et procédures de gestion du capital. Cette norme n'a aucune incidence sur les résultats financiers de la société en commandite étant donné qu'elle n'aborde que les obligations d'information.

Le 1er janvier 2008, la société en commandite sera tenue d'adopter le chapitre 3862 du *Manuel de l'ICCA*, « Instruments financiers – informations à fournir ». Le chapitre 3862 exige la fourniture d'informations quant à l'importance des instruments financiers au regard de la performance de la société en commandite. La société en commandite sera également tenue de fournir des informations sur le risque auquel l'exposent les instruments financiers auxquels elle a recours et la façon dont elle s'y prend pour gérer ce risque. Étant donné que cette norme n'aborde que les obligations de présentation et d'information, elle n'aura aucune incidence sur les états financiers de la société en commandite.

**3. Immobilisations et actifs incorporels**

| | 2007 | 2006 |
|---|---|---|
| Immobilisations corporelles | 365 946 $ | 354 430 $ |
| Amortissement cumulé | (56 744) | (45 411) |
| Gazoducs | 87 594 | 87 424 |
| Amortissement cumulé | (7 635) | (5 078) |
| Immobilisations en cours | 9 393 | – |
| | 398 554 | 391 365 |
| Actifs incorporels | 30 505 | 24 761 |
| Amortissement cumulé | (8 260) | (5 620) |
| | 22 245 | 19 141 |
| | 420 799 $ | 410 506 $ |

Des intérêts et des frais de financement de 0,2 million de dollars ont été capitalisés au cours de l'exercice 2007 (néant en 2006). La société en commandite a capitalisé des coûts externes de 1,8 million de dollars et des frais généraux et d'administration de 0,4 million de dollars liés au projet de co-production Harmattan, lequel projet ne fait actuellement l'objet d'aucun amortissement. Le projet devrait permettre le transport du gaz naturel par le gazoduc de TransCanada en Alberta jusqu'au complexe Harmattan pour y être traité en vue de récupérer de l'éthane, du propane, du butane et des condensats.

**4. Acquisition**

Le 22 juin 2007, la société en commandite a acquis environ 90 % des actions ordinaires émises et en circulation de Highwater Power Corporation (« Highwater »). Les actions ordinaires résiduelles ont été acquises le 13 septembre 2007 pour la somme approximative de 870 000 $. Highwater détient une participation de 25 % dans les parts de catégories A et B de Boston Bar Limited Partnership, qui exploite une centrale hydroélectrique au fil de l'eau de sept mégawatts à Scuzzy Creek, en Colombie-Britannique. De plus, Highwater s'affaire à la mise en valeur de deux autres projets hydroélectriques au fil de l'eau, de dix mégawatts chacun, en Colombie-Britannique.

La contrepartie en espèces versée pour acquérir la totalité des actions ordinaires de Highwater offertes au rachat par la société en commandite s'est chiffrée à 9,4 millions de dollars, y compris les frais d'opération qui se sont élevés à environ 0,4 million de dollars. L'acquisition de Highwater se résume comme suit :

| | |
|---|---|
| Actifs incorporels | 5 744 $ |
| Placement dans Boston Bar Limited Partnership (note 5) | 4 777 |
| Immobilisations en cours | 2 974 |
| Actifs à court terme | 759 |
| Passifs à court terme | (1 284) |
| Emprunt de Boston Bar (note 6) | (1 501) |
| Passifs d'impôts futurs (note 9) | (2 033) |
| | 9 436 $ |

**4. Acquisition (suite)**

Le 22 mars 2005, la société en commandite a acquis le complexe Harmattan, au moyen de l'achat de toutes les actions en circulation de deux sociétés fermées. Au 31 décembre 2007, la société en commandite a retenu 2,3 millions de dollars des anciens actionnaires du complexe Harmattan en guise de provision contre des obligations futures qui pourraient naître avant décembre 2008.

**5. Placement**

La société en commandite comptabilise sa participation dans Boston Bar Limited Partnership selon la méthode de la comptabilisation à la valeur de consolidation, aux termes de laquelle la société en commandite inclut dans ses propres résultats sa quote-part des résultats de Boston Bar Limited Partnership. Les distributions reçues de Boston Bar Limited Partnership sont défalquées de la valeur du placement.

| | |
|---|---|
| Solde au 31 décembre 2006 | – $ |
| Acquisition d'une participation dans Boston Bar Limited Partnership (note 4) | 4 777 |
| Quote-part des résultats de Boston Bar Limited Partnership pour la période écoulée | 130 |
| Distributions reçues de Boston Bar Limited Partnership | (267) |
| Solde au 30 septembre 2007 | 4 640 $ |

**6. Dette à long terme**

| | 31 décembre 2007 | 31 décembre 2006 |
|---|---|---|
| Facilité de crédit renouvelable | 90 000 $ | 85 000 $ |
| Emprunt de Boston Bar | 1 423 | – |
| Tranche échéant à moins de un an de l'emprunt de Boston Bar | (182) | – |
| | 91 241 $ | 85 000 $ |

Au 31 décembre 2007, la société en commandite avait prélevé un montant de 90 millions de dollars (85 millions de dollars au 31 décembre 2006) à même sa facilité de crédit renouvelable de 120 millions de dollars. Au cours du deuxième trimestre de 2007, la facilité de crédit renouvelable de la société en commandite d'un montant de 120 millions de dollars a été prorogée pour une nouvelle période de 364 jours commençant le 30 juin 2007. Cette facilité peut être prorogée à l'échéance, soit le 29 juin 2008, au gré des prêteurs pour une nouvelle période de 364 jours. Si cette facilité n'est pas prorogée, le montant prélevé devra être entièrement remboursé le 29 juin 2009. La facilité de crédit renouvelable porte intérêt aux taux des acceptations bancaires majorés des commissions d'acceptation et des marges applicables. Les marges et les commissions d'acceptation varient selon certains ratios financiers et se situent dans une fourchette de 1,15 % à 1,65 %. La convention qui régit la facilité de crédit renouvelable prévoit diverses clauses financières que la société en commandite est tenue de respecter, à moins d'une exemption consentie par écrit par les prêteurs.

**6. Dette à long terme (suite)**

| | Exigence stipulée par clause restrictive | Ratio au 31 décembre 2007 |
|---|---|---|
| Ratio emprunts/bénéfice avant les intérêts, les impôts et l'amortissement | moins de 3,5:1 | 1,75:1 |
| Ratio de couverture des intérêts | plus de 3,0:1 | 9,88:1 |
| Ratio emprunts/ structure du capital | moins de 0,6:1 | 0,27:1 |

En 2007 et en 2006, la société en commandite respectait les clauses restrictives stipulées par la convention régissant la facilité de crédit renouvelable.

La société en commandite dispose également d'une facilité d'exploitation de 10 millions de dollars. Au 31 décembre 2007, un montant de 2,9 millions de dollars avait été prélevé sur cette facilité en nantissement de lettres de crédit en cours.

La facilité de crédit renouvelable et la facilité d'exploitation sont garanties par une débenture de premier rang constituant une charge flottante sur tous les actifs de la société en commandite.

Au moment de l'acquisition de Highwater (note 4), la société en commandite a pris en charge l'encours de la dette de Highwater associée à sa participation dans Boston Bar Limited Partnership, dont la juste valeur était estimée à 1,5 million de dollars (l' « emprunt de Boston Bar »). Au 31 décembre 2007, le montant en capital en cours sur l'emprunt de Boston Bar s'élevait à 1,9 million de dollars. Ce montant porte intérêt au taux annuel de 10,75 %, composé mensuellement; il est remboursable en paiements mensuels de capital et d'intérêts réunis de 31 974 $ pour une durée de 20 ans échéant en mai 2015. Pour l'exercice terminé le 31 décembre 2007, la société en commandite a versé des paiements de capital de 84 000 $ relativement à cet emprunt.

L'emprunt de Boston Bar est garanti par une hypothèque grevant la centrale de Boston Bar Limited Partnership et la participation de Highwater dans Boston Bar Limited Partnership. Les remboursements de capital prévus sur cet emprunt devraient s'établir en moyenne à 275 000 $ par an pour les cinq prochains exercices.

La dette de la société en commandite, y compris les débentures convertibles, porte intérêt au taux effectif moyen annuel de 6,1 % en 2007 (5,7 % en 2006).

**7. Débentures convertibles**

Le 22 mars 2005, la société en commandite a émis pour 50 millions de dollars de débentures convertibles à 5,85 % qui viennent à échéance le 10 septembre 2010 et dont les intérêts sont payables à terme échu tous les semestres de chaque exercice, soit le 10 septembre et le 10 mars. Le produit de l'émission, déduction faite de la rémunération des preneurs fermes et des frais d'émission, s'est élevé à 47,9 millions de dollars. Les débentures peuvent être converties avant l'échéance en parts de société en commandite au gré du porteur, au prix de conversion de 10,35 $ la part de société en commandite. La rémunération des preneurs fermes et les frais d'émission totalisant 2,1 millions de dollars sont amortis sur la durée des débentures convertibles selon la méthode du taux d'intérêt effectif.

## 7. Débentures convertibles (suite)

La société en commandite peut racheter les débentures convertibles après le 10 septembre 2008 et avant le 10 septembre 2009, en totalité ou en partie, à un prix correspondant à leur capital majoré des intérêts courus et impayés, le cas échéant, pourvu que le cours actuel des parts de société en commandite à la date de l'avis ne soit pas inférieur à 125 % du prix de conversion, sous réserve d'ajustements dans certaines circonstances. Après le 10 septembre 2009 et avant l'échéance des débentures convertibles, la société en commandite peut racheter les débentures convertibles à un prix égal à leur capital plus les intérêts courus et impayés, le cas échéant. La société en commandite peut choisir de verser les intérêts sur les débentures en émettant des parts de société en commandite.

| | |
|---|---|
| Solde au 31 décembre 2005 | 47 970 $ |
| Accroissement de l'escompte | 417 |
| Solde au 31 décembre 2006 | 48 387 $ |
| Accroissement de l'escompte | 417 |
| Frais de financement | (1 026) |
| Conversions | (23 411) |
| Solde au 31 décembre 2007 | 24 367 $ |

Au cours de l'exercice, les débentures convertibles dont la valeur du capital totalise 24,3 millions de dollars ont été converties au prix de 10,35 $ la part de société en commandite, ce qui a donné lieu à l'émission de 2 345 111 parts de société en commandite (voir la note 10).

Au 31 décembre 2007, la juste valeur estimative des débentures convertibles s'élevait à 26,3 millions de dollars (49,2 millions de dollars en 2006) et la valeur du capital impayé s'établissait à 25,7 millions de dollars.

## 8. Obligations liées à la mise hors service d'immobilisations

La société en commandite a estimé que la valeur actualisée nette de ses obligations liées à la mise hors service d'immobilisations s'établissait à 4,3 millions de dollars au 31 décembre 2007 (4,0 millions de dollars en 2006), compte tenu d'un passif futur non actualisé de 100,8 millions de dollars, exclusion faite des valeurs de récupération. Cette valeur actualisée est demeurée inchangée par rapport à celle du 31 décembre 2006. Les premiers versements ne sont pas prévus avant 2029, bien que la majorité ne devrait pas commencer avant 2043. Le taux d'intérêt sans risque de la société en commandite rajusté pour tenir compte de la qualité du crédit de 9 % et un taux d'inflation de 1,5 % ont servi à calculer la valeur actualisée des obligations liées à la mise hors service d'immobilisations. Le rapprochement du total des obligations liées à la mise hors service d'immobilisations de la société en commandite se présente comme suit :

| | 2007 | 2006 |
|---|---|---|
| Obligations liées à la mise hors service d'immobilisations au début de l'exercice | 3 969 $ | 3 641 $ |
| Charge de désactualisation | 357 | 328 |
| Obligations liées à la mise hors service d'immobilisations à la fin de l'exercice | 4 326 $ | 3 969 $ |

## 9. Impôts futurs

Le tableau de l'évolution du passif d'impôts futurs se présente comme suit :

| | |
|---|---|
| Solde au 31 décembre 2006 | – $ |
| Incidence de la modification apportée à la législation fiscale | 75 000 |
| Passif d'impôts futurs lié à l'acquisition (note 3) | 2 033 |
| Incidence d'une modification des taux d'imposition | (8 000) |
| Charge d'impôts futurs d'autres périodes | 2 100 |
| Solde au 31 décembre 2007 | 71 133 $ |

Au 31 décembre 2007, les composantes du passif d'impôts futurs s'établissaient comme suit :

| | |
|---|---|
| Passifs d'impôts futurs | |
| Immobilisations et actifs incorporels | 75 446 $ |
| Actifs d'impôts futurs | |
| Pertes autres qu'en capital (expirent entre 2011 et 2024) | (1 813) |
| Obligations liées à la mise hors service d'immobilisations | (1 200) |
| Frais d'émission de parts de société en commandite | (1 300) |
| | (4 313) |
| Passif d'impôts futurs, montant net | 71 133 $ |

Par suite de la nouvelle législation fiscale, la société en commandite a constaté une charge d'impôts futurs de 75,0 millions de dollars au deuxième trimestre de 2007 en utilisant un taux d'imposition effectif de 29,4 %. Cette charge a été calculée en fonction des écarts temporaires qui devraient se résorber après le 31 décembre 2010, date d'entrée en vigueur de l'imposition des entités intermédiaires.

Le 30 octobre 2007, le gouvernement du Canada a annoncé des modifications au taux d'imposition général des sociétés qui devraient survenir entre 2008 et 2012. Par conséquent, le taux d'imposition effectif de la société en commandite a diminué, passant à 26,7 %, ce qui a réduit de 8,0 millions de dollars le passif d'impôts futurs.

## 10. Capitaux propres attribuables aux porteurs de parts

La société en commandite est autorisée à émettre un nombre illimité de parts de société en commandite à droit de vote.

| | 2007 | 2006 |
|---|---|---|
| Capital des porteurs de parts | 339 288 $ | 314 483 $ |
| Bénéfice accumulé | 42 418 | 84 551 |
| Débentures convertibles | 1 195 | 2 325 |
| Surplus d'apport | 449 | 289 |
| Distributions accumulées | (151 431) | (119 287) |
| | 231 919 $ | 282 361 $ |

**10. Capitaux propres attribuables aux porteurs de parts (suite)**

| | Nombre de parts | Montant |
|---|---|---|
| Solde au 31 décembre 2005 | 42 535 240 | 284 613 $ |
| | | |
| Bénéfice net de l'exercice terminé le 31 décembre 2006 | | 28 726 |
| Distributions aux porteurs de parts déclarées | | (31 274) |
| Parts émises à l'exercice d'options | 20 000 | 139 |
| Surplus d'apport | | 157 |
| Solde au 31 décembre 2006 | 42 555 240 | 282 361 $ |
| | | |
| Perte de l'exercice terminé le 31 décembre 2007 | | (42 133) |
| Distributions aux porteurs de parts déclarées | | (32 144) |
| Parts émises à la conversion des débentures convertibles | 2 345 111 | 23 411 |
| Augmentation du capital des porteurs de parts attribuable à la composante capitaux propres des débentures convertibles | | 1 130 |
| Diminution de la composante capitaux propres des débentures convertibles par suite des conversions | | (1 130) |
| Parts émises à l'exercice d'options | 35 750 | 264 |
| Surplus d'apport | | 160 |
| Solde au 31 décembre 2007 | 44 936 101 | 231 919 $ |

La société en commandite est autorisée à émettre un nombre illimité de parts de société en commandite comportant droit de vote.

**11. Régime d'options sur parts de société en commandite**

La société en commandite peut offrir une rémunération supplémentaire aux salariés, dirigeants et administrateurs du commandité en leur attribuant des options en vertu du régime d'options sur parts de société en commandite (le « régime d'options sur parts »). Ce régime prévoit l'émission d'options visant l'achat de parts de société en commandite. Au 31 décembre 2007, ce régime n'était pas autorisé à attribuer plus de 3 283 650 parts de société en commandite, dont 2 105 152 sont toujours disponibles. En général, les droits aux options attribuées aux termes du régime deviennent acquis sur une période de trois ans. Les options en cours viennent à échéance à diverses dates avant le 25 octobre 2012.

Lea tableaux qui suivent présentent un sommaire du régime d'options sur parts aux 31 décembre 2007 et 2006 :

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Options | Prix moyen d'exercice | Options | Prix moyen d'exercice |
| Options en cours au début de l'exercice | 582 000 | 8,08 $ | 419 250 | 7,94 $ |
| Attribuées | 27 000 | 9,29 | 202 500 | 8,26 |
| Exercées | (35 750) | 7,39 | (20 000) | 6,61 |
| Échues | (40 500) | 9,22 | (19 750) | 8,52 |
| Options en cours à la fin de l'exercice | 532 750 | 8,10 $ | 582 000 | 8,08 $ |
| Options pouvant être exercées à la fin de l'exercice | 432 125 | 8,06 $ | 256 875 | 7,79 $ |

**11. Régime d'options sur parts de société en commandite (suite)**

| Prix d'exercice | Options en cours | Options pouvant être exercées | Durée résiduelle moyenne pondérée (en années) |
|---|---|---|---|
| 4,85 $ | 20 000 | 20 000 | 0,4 |
| 5,98 | 21 500 | 21 500 | 0,9 |
| 7,81 | 36 750 | 36 750 | 1,9 |
| 8,05 | 146 000 | 146 000 | 2,9 |
| 8,15 | 183 750 | 91 875 | 3,8 |
| 8,43 | 20 000 | 20 000 | 2,0 |
| 9,10 | 74 250 | 74 250 | 2,4 |
| 9,20 | 7 000 | – | 4,4 |
| 9,32 | 20 000 | 20 000 | 4,8 |
| 9,79 | 3 500 | 1 750 | 3,7 |
| 4,85 $ à 9,79 $ | 532 750 | 432 125 | 3,0 |

Les divers salariés et administrateurs du commandité, sauf les dirigeants, se sont vu attribuer 27 000 options à diverses dates au cours de l'exercice terminé le 31 décembre 2007, à un prix d'exercice moyen de 9,29 $ par option. Le prix d'exercice de l'option est égal au cours de clôture des parts de société en commandite le jour précédant l'attribution. La juste valeur estimative combinée des options émises en 2007 s'est élevée à 26 000 $ à la date de l'attribution. La juste valeur moyenne pondérée estimative de ces options s'établissait à 0,95 $ par option, selon le modèle de détermination du prix des options de Black et Scholes, en fonction des hypothèses suivantes : un taux d'intérêt sans risque moyen de 4 %, un taux de rendement moyen de 8,1 %, une échéance de cinq ans et un coefficient moyen de volatilité de 25 %.

Au cours de l'exercice terminé le 31 décembre 2006, les divers salariés du commandité, exclusion faite des dirigeants, se sont vu attribuer 202 500 options à des prix d'exercice allant de 8,15 $ à 9,79 $ par option. Le prix d'exercice de l'option est égal au cours de clôture des parts de société en commandite le jour précédant l'attribution. La juste valeur estimative combinée des options émises en 2006 s'est élevée à 0,2 million de dollars à la date d'attribution; ce montant sera porté en résultats sur un délai d'acquisition de deux ans. La juste valeur moyenne pondérée de ces options était estimée à 0,87 $ par option, selon le modèle de détermination du prix des options de Black et Scholes, en fonction des hypothèses suivantes : un taux d'intérêt sans risque prévu de 6 %, un taux de rendement moyen de 9 %, une échéance de cinq ans et un degré de volatilité moyen de 25 %.

La charge de rémunération afférente aux options attribuées depuis 2004 s'est établie à 0,2 million de dollars pour l'exercice terminé le 31 décembre 2007 (0,2 million de dollars en 2006).

## 12. Régime d'intéressement à long terme

La société en commandite verse une partie de la rémunération aux dirigeants, administrateurs et certains salariés du commandité sous forme d'unités d'actions subalternes (les « UAS ») aux termes du régime d'intéressement à long terme (le « RILT »). Le RILT est régi par des clauses qui définissent de quelles façons les attributions faites dans le cadre du régime seront déterminées et administrées. Conformément au régime, les UAS sont consenties le 1er janvier de l'exercice suivant celui qui vient de prendre fin et les droits s'acquièrent sur un délai de trois ans. Le tiers des droits relatifs aux attributions d'UAS s'acquièrent à chaque exercice. À l'acquisition des droits, le porteur d'UAS reçoit un montant en espèces équivalant au cours pondéré en fonction du volume des parts de société en commandite pour les dix jours de bourse précédant la date d'acquisition des droits, multiplié par le nombre d'UAS pour lesquelles des droits ont été acquis. À compter de la date effective de l'attribution d'UAS, le porteur d'UAS reçoit des UAS supplémentaires qui équivalent aux distributions en espèces qui seraient versées relativement au nombre de parts de société en commandite que les UAS détenues représentent.

Le nombre d'UAS pouvant être attribuées annuellement est déterminé en fonction d'un calcul qui tient compte des distributions par part et du rendement total des porteurs de parts par rapport au rendement total des porteurs de parts à l'égard d'un panier d'unités analogues ainsi qu'à certains indices connexes sur un an, deux ans ou trois ans. Le rendement total des porteurs de parts correspond à la somme des distributions et de la variation du cours des parts sur des périodes données.

| | Nombre d'unités d'actions subalternes (« UAS ») |
|---|---|
| Solde au 31 décembre 2005 | – |
| UAS attribuées au cours de l'exercice | 135 397 |
| UAS reçues en remplacement de distributions au cours de l'exercice | 10 080 |
| UAS frappées d'extinction au cours de l'exercice | (922) |
| Solde au 31 décembre 2006 | 144 555 |
| UAS attribuées au cours de l'exercice | 409 323 |
| UAS reçues en remplacement de distributions au cours de l'exercice | 42 924 |
| UAS exercées au cours de l'exercice | (48 185) |
| UAS annulées au cours de l'exercice | (5 356) |
| Solde au 31 décembre 2007 | 543 261 |

La charge de rémunération relative aux unités d'actions subalternes s'est élevée à 3,6 millions de dollars pour l'exercice terminé le 31 décembre 2007 (0,8 millions de dollars en 2006), en fonction d'un cours de clôture des parts de société en commandite de 11,18 $ chacune.

En janvier 2008, 598 367 UAS ont été attribuées au titre du rendement de 2007. Leur juste valeur calculée en fonction du cours de clôture des parts de société en commandite au 31 décembre 2007 s'élevait à 6,7 millions de dollars.

**13. Résultat par part de société en commandite**

Le tableau suivant présente le calcul du résultat net par part de société en commandite :

| | 2007 | 2006 |
|---|---|---|
| Numérateur : | | |
| Numérateur servant au calcul du bénéfice (de la perte) de base par part | (42 133)$ | 28 726 $ |
| Intérêts sur les débentures convertibles | 2 920 | 2 923 |
| Accroissement de l'escompte sur les débentures convertibles | 417 | 417 |
| Numérateur servant au calcul du bénéfice (de la perte) dilué(e) par part | (38 796)$ | 32 066 $ |
| Dénominateur : | | |
| Nombre moyen pondéré de parts | 42 715 900 | 42 548 216 |
| Débentures convertibles | 4 698 391 | 4 828 019 |
| Options sur parts à effet dilutif | 74 826 | 75 944 |
| Dénominateur servant au calcul du bénéfice dilué par part | 47 489 117 | 47 452 179 |
| Bénéfice (perte) de base par part | (0,99) $ | 0,68 $ |
| Bénéfice (perte) dilué(e) par part | (0,99) $ | 0,68 $ |

**14. Régimes de retraite et avantages complémentaires de retraite**

La société en commandite offre un régime de retraite à ses salariés syndiqués de l'usine d'extraction Younger (le « régime de Younger ») qui prévoit le versement des prestations en fonction des années de service et des gains moyens les plus élevés pour trois années consécutives. La société en commandite maintient un régime de retraite à l'intention de certains salariés du complexe Harmattan (le « régime de Harmattan »). Ce régime prévoit le versement de prestations aux participants existants en fonction des années de service et des gains moyens les plus élevés pour trois années consécutives.

Le régime de Younger et le régime de Harmattan (collectivement, les « régimes ») s'appuient sur des rapports actuariels que prépare un actuaire indépendant à des fins de capitalisation et de comptabilité. Le coût des prestations acquises est déterminé selon la méthode de répartition des prestations au prorata des services et les meilleures estimations que fait la direction au sujet du rendement futur des investissements du régime, de la progression des salaires et de la date de départ à la retraite. Les actifs des régimes sont évalués à la juste valeur marchande. L'excédent du gain actuariel net (ou de la perte actuarielle nette) sur 10 % du solde de l'obligation au titre des prestations constituées ou de la valeur de marché des actifs des régimes au début de l'exercice si celle-ci est plus élevée, est amorti sur la durée moyenne estimative du reste de la carrière active (la « DMERCA ») du groupe de salariés concernés. Le coût des services passés est également amorti sur la DMERCA.

## 14. Régimes de retraite et avantages complémentaires de retraite (suite)

Le tableau suivant présente les principales hypothèses actuarielles qui ont servi au calcul du coût des prestations :

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Taux d'actualisation au 1er janvier | 5,25 % | 5,25 % | 5,25 % | 5,25 % |
| Taux d'actualisation au 31 décembre | 5,50 % | 5,50 % | 5,25 % | 5,25 % |
| Taux de rendement prévu à long terme | 6,00 % | 6,00 % | 6,00 % | 6,00 % |
| Taux de croissance de la rémunération | 3,50 % | 3,50 % | 2,75 % | 2,75 % |
| DMERCA au 1er janvier | 24,6 ans | 8,1 ans | 25,7 ans | 8,4 ans |

L'évaluation actuarielle à des fins de capitalisation des régimes a été effectuée en date du 31 décembre 2006. La date de la prochaine évaluation ne devra pas dépasser le 31 décembre 2007.

Le coût de retraite au titre des régimes de retraite à prestations déterminées de la société en commandite est calculé comme suit :

**Coût de retraite engagé**

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Coût des services rendus au cours de l'exercice | 166 $ | 180 $ | 172 $ | 189 $ |
| Intérêts débiteurs sur l'obligation au titre des prestations constituées | 118 | 331 | 113 | 281 |
| Moins le rendement réel des actifs des régimes | (16) | (20) | (238) | (454) |
| Perte actuarielle (gain actuariel) au cours de l'exercice | 392 | 75 | (211) | 565 |
| Coût de retraite engagé au cours de l'exercice, compte non tenu des ajustements | 660 $ | 566 $ | (164) $ | 581 $ |

**14. Régimes de retraite et avantages complémentaires de retraite (suite)**

**Coût de retraite constaté**

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Coût de retraite engagé | 660 $ | 566 $ | (164) $ | 581 $ |
| Ajustements visant à prendre en compte la nature à long terme des régimes de retraite | | | | |
| Écart entre le rendement prévu et le rendement réel des actifs des régimes | (131) | (311) | 115 | 185 |
| Écart entre le montant de la perte actuarielle (du gain actuariel) constaté au cours de l'exercice et le montant de la perte actuarielle (du gain actuariel) réel sur l'obligation au titre des prestations constituées | (393) | (37) | 211 | (562) |
| Amortissement de l'obligation (l'actif) transitoire | 1 | (1) | 1 | (1) |
| Coût de retraite constaté au cours de l'exercice | 137 $ | 217 $ | 163 $ | 203 $ |

**Composantes du coût de retraite**

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Coût des services rendus au cours de l'exercice | 166 $ | 180 $ | 172 $ | 189 $ |
| Intérêts débiteurs sur l'obligation au titre des prestations constituées | 118 | 331 | 113 | 281 |
| Rendement prévu des actifs des régimes | (147) | (331) | (123) | (269) |
| Amortissement de l'obligation (l'actif) transitoire | 1 | (1) | 1 | (1) |
| Amortissement du (gain actuariel net) de la perte actuarielle nette | (1) | 38 | – | 3 |
| Coût de retraite constaté au cours de l'exercice | 137 $ | 217 $ | 163 $ | 203 $ |

## 14. Régimes de retraite et avantages complémentaires de retraite (suite)

### Rapprochement de l'obligation au titre des prestations constituées

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Obligations au titre des prestations constituées au début de l'exercice | 2 164 $ | 6 263 $ | 2 037 $ | 5 299 $ |
| Coût des services rendus au cours de l'exercice (y compris les cotisations de l'employé) | 251 | 180 | 254 | 189 |
| Intérêts sur l'obligation au titre des prestations constituées | 118 | 331 | 113 | 281 |
| Perte actuarielle (gain actuariel) au cours de l'exercice | 392 | 75 | (211) | 565 |
| Prestations versées au cours de l'exercice | (84) | (98) | (29) | (71) |
| Obligation au titre des prestations constituées à la fin de l'exercice | 2 841 $ | 6 751 $ | 2 164 $ | 6 263 $ |

### Rapprochement de la juste valeur des actifs des régimes

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Juste valeur estimative des actifs des régimes au début de l'exercice | 2 390 $ | 5 256 $ | 1 949 $ | 4 157 $ |
| Cotisations de la société en commandite au cours de l'exercice | 132 | 612 | 151 | 716 |
| Cotisations des participants au cours de l'exercice | 85 | – | 81 | – |
| Prestations versées au cours de l'exercice | (84) | (98) | (29) | (71) |
| Rendement réel des actifs des régimes | 17 | 20 | 238 | 454 |
| Juste valeur des actifs des régimes à la fin de l'exercice | 2 540 $ | 5 790 $ | 2 390 $ | 5 256 $ |

Sun Life détient les actifs des régimes. Ces actifs ont été évalués au 31 décembre 2007 tel que l'a déclaré Sun Life.

**14. Régimes de retraite et avantages complémentaires de retraite (suite)**

Les actifs sont investis dans un fond équilibré avec une forte pondération dans des titres à revenu fixe, des actions canadiennes et étrangères. La composition des placements des régimes se présentait comme suit au 31 décembre 2007 :

| | Régime de Younger | Régime de Harmattan |
|---|---|---|
| Trésorerie et équivalents à court terme | 9,4 % | 16,6 % |
| Actions canadiennes | 31,0 % | 28,1 % |
| Actions étrangères | 28,5 % | 26,4 % |
| Titres à revenu fixe | 31,1 % | 28,9 % |
| Total | 100,0 % | 100,0 % |

**Calcul de l'actif (du passif) au titre des prestations constituées**

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Actif (passif) au titre des prestations constituées au début de l'exercice | (6)$ | (87)$ | 6 $ | (600)$ |
| Ajouter les cotisations versées au cours de l'exercice | 132 | 612 | 151 | 716 |
| Déduire le coût de retraite de l'exercice | (137) | (217) | (163) | (203) |
| Actif (passif) au titre des prestations constituées à la fin de l'exercice | (11)$ | 308 $ | (6)$ | (87)$ |

**Situation de capitalisation et rapprochement de l'actif (du passif) au titre des prestations constituées**

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Régime de Younger | Régime de Harmattan | Régime de Younger | Régime de Harmattan |
| Obligation au titre des prestations constituées à la fin de l'exercice | (2 841)$ | (6 751)$ | (2 164)$ | (6 263)$ |
| Juste valeur des actifs des régimes à la fin de l'exercice | 2 540 | 5 790 | 2 390 | 5 256 |
| Situation de capitalisation | (301)$ | (961)$ | 226 $ | (1 007)$ |
| Obligation transitoire non amortie (actif transitoire non amorti) | 25 | (9) | 26 | (10) |
| Perte actuarielle nette non amortie (gain actuariel net non amorti) | 265 | 1 278 | (258) | 930 |
| Actif (passif) au titre des prestations constituées à la fin de l'exercice | (11)$ | 308 $ | (6)$ | (87)$ |

## 14. Régimes de retraite et avantages complémentaires de retraite (suite)

Outre les prestations de retraite, la société en commandite offre des avantages complémentaires de retraite à ses salariés syndiqués de l'usine d'extraction Younger ainsi qu'à ses salariés du complexe Harmattan. Les prestations fournies aux salariés retraités se limitent au paiement des primes d'assurance-vie et d'assurance pour soins de santé. La société en commandite avait comptabilisé une charge au titre des avantages sociaux futurs de 0,1 million de dollars au 31 décembre 2007 (0,1 million de dollars en 2006) et inscrit l'obligation au poste Créditeurs et charges à payer.

## 15. Renseignements supplémentaires sur les flux de trésorerie

La variation des éléments hors caisse du fonds de roulement lié à l'exploitation comprend ce qui suit :

| | 2007 | 2006 |
|---|---|---|
| Débiteurs | (3 843)$ | (7 336)$ |
| Créditeurs et charges à payer | 1 350 | 3 801 |
| Charges payées d'avance et intérêts | 231 | (42) |
| | (2 262)$ | (3 577)$ |

La variation des éléments hors caisse du fonds de roulement lié à l'investissement comprend ce qui suit :

| | 2007 | 2006 |
|---|---|---|
| Créditeurs et charges à payer | 6 401 $ | 407 $ |

Les intérêts en espèces qui ont été versés au cours de l'exercice terminé le 31 décembre 2007 se sont élevés à 8,4 millions de dollars (8,2 millions de dollars en 2006).

## 16. Engagements

La société en commandite a des engagements en vertu de divers contrats de location visant des terrains, des locaux, des véhicules et du matériel de bureau. Aux termes de ces contrats, les paiements futurs exigibles sont les suivants :

| | |
|---|---|
| 2008 | 489 $ |
| 2009 | 368 $ |
| 2010 | 313 $ |
| 2011 | 277 $ |
| 2012 | 95 $ |

**17. Instruments financiers**

La société en commandite comptabilise le règlement d'instruments financiers et les variations de l'évaluation à la valeur de marché dans le bénéfice, ces éléments représentant la somme des (gains) pertes sur les instruments financiers comme l'illustrent les tableaux ci-dessous. La juste valeur des instruments financiers est répartie entre l'actif et le passif, et par la suite en tranches à court terme et à long terme pour chacun d'eux.

| | 2007 | 2006 |
|---|---|---|
| Gains (pertes) sur les instruments financiers | | |
| Réalisé(e)s | (1 260) $ | 620 $ |
| Non réalisé(e)s | (4 638) | 215 |
| | (5 898) $ | 835 $ |
| Classement au bilan : | | |
| Actif | | |
| Actif à court terme, compris dans les débiteurs | 575 $ | 732 $ |
| Actif à long terme | – | 663 |
| | 575 $ | 1 395 $ |
| Passif : | | |
| Passif à court terme, compris dans les créditeurs et charges à payer | 4 032 $ | 32 $ |
| Passif à long terme | 24 | 207 |
| | 4 056 $ | 239 $ |
| Total de la juste valeur des instruments financiers | (3 481) $ | 1 156 $ |

**Taux d'intérêt**

La société en commandite a fixé le taux d'intérêt sur une tranche de 70,0 millions de dollars de sa dette bancaire à l'aide de swaps de taux d'intérêt. La juste valeur de ces swaps, inscrite au bilan, et les variations de l'évaluation à la valeur de marché (EVM), comptabilisées dans les résultats se résument comme suit :

| | | | | 2007 | | 2006 | |
|---|---|---|---|---|---|---|---|
| Capital | Taux fixe | Prise d'effet | Échéance | Juste valeur de l'actif (du passif) | Gain (perte) découlant des variations de l'EVM | Juste valeur de l'actif (du passif) | Gain (perte) découlant des variations de l'EVM |
| 10 000 $ | 4,130 % | 22 févr. 2006 | 31 janv. 2007 | – $ | (5) $ | 5 $ | 5 $ |
| 10 000 | 4,195 % | 31 janv. 2007 | 31 janv. 2008 | 13 | 5 | 8 | 8 |
| 20 000 | 4,150 % | 2 janv. 2007 | 2 janv. 2009 | 49 | 17 | 32 | 32 |
| 20 000 | 4,410 % | 1er févr. 2005 | 1er févr. 2010 | (86) | 55 | (141) | 110 |
| 20 000 | 4,335 % | 22 févr. 2006 | 1er mars 2010 | (58) | 40 | (98) | (98) |
| | | | | (82) $ | 112 $ | (194) $ | 57 $ |

## 17. Instruments financiers (suite)

### Taux d'intérêt (suite)

La société en commandite et les contreparties aux swaps de taux d'intérêt peuvent rembourser le capital, en totalité ou en partie, par anticipation; ces options de règlement anticipé sont déjà en cours et le seront jusqu'à la date d'échéance. Si l'une ou l'autre partie aux swaps exerce son option de règlement anticipé, l'instrument financier dérivé sera réglé au cours alors en vigueur.

### Tarifs d'électricité

Le 11 octobre 2005, la société en commandite a conclu des swaps sur tarifs d'électricité visant 3,5 MW, selon lesquels elle recevra un tarif variable et paiera un tarif fixe. Pour la période de un an commençant le 1^er^ janvier 2008, la société en commandite paiera un tarif fixe de 56,50 $ par MWh. Au 31 décembre 2007, la juste valeur des swaps sur tarifs d'électricité fondée sur le cours alors en vigueur correspondait à un actif non réalisé de 0,6 million de dollars (1,4 million de dollars en 2006). La variation de la juste valeur en 2007 a été constatée à titre de perte sur les instruments financiers évalués à la valeur de marché de 0,8 million de dollars (gain de 0,2 million de dollars en 2006). La société en commandite et la contrepartie aux swaps sur tarifs d'électricité peuvent régler le montant des contrats, en totalité ou en partie, par anticipation; ces options de règlement anticipé sont déjà en cours et le seront jusqu'à la date d'échéance. Si l'une ou l'autre partie aux swaps exerce son option de règlement anticipé, l'instrument financier dérivé sera réglé au cours alors en vigueur.

### Marge sur les LGN

Le 10 juillet 2007, la société en commandite a conclu une série de swaps ayant pour effet de fixer la marge sur les liquides de gaz naturel à environ 15,50 $ le baril à l'égard de 20 700 barils de liquides de propane-plus par mois. Les accords de swaps commencent le 1er août 2007 et se terminent le 31 décembre 2008. Taylor a employé la méthode de la juste valeur pour comptabiliser les swaps relatifs à la marge sur les LGN.

Le swap relatif à la marge sur les LGN conclu le 10 juillet 2007 se compose des éléments suivants :

| | Prix | Quantité par mois |
|---|---|---|
| Vente : | | |
| Propane (Mont Belvieu) | 1,185 $ par gallon US | 14 000 barils |
| Butane ordinaire (Mont Belvieu) | 1,370 $ par gallon US | 3 300 barils |
| Isobutane (Mont Belvieu) | 1,410 $ par gallon US | 1 400 barils |
| Condensats (WTI) | 77,09 $ par baril | 2 000 barils |
| Achat : | | |
| Gaz naturel (AECO) | 6.95 $ par GJ | 88 200 GJ |

## 17. Instruments financiers (suite)

### Marge sur les LGN (suite)

Le 26 novembre 2007, la société en commandite a conclu une série de swaps ayant pour effet de fixer la marge sur les liquides de gaz naturel à environ 26,00 $ le baril à l'égard de 21 000 barils de liquides de propane-plus par mois. Les accords de swaps commencent le 1[er] avril 2008 et se terminent le 31 décembre 2008. Taylor a employé la méthode de la juste valeur pour comptabiliser les swaps relatifs à la marge sur les LGN.

Le swap relatif à la marge sur les LGN conclu le 26 novembre 2007 se compose des éléments suivants :

| | Prix | Quantité par mois |
|---|---|---|
| Vente : | | |
| Propane (Mont Belvieu) | 1,39 $ par gallon US | 14 000 barils |
| Butane ordinaire (Mont Belvieu) | 1,57 $ par gallon US | 3 500 barils |
| Isobutane (Mont Belvieu) | 1,6125 $ par gallon US | 1 500 barils |
| Condensats (WTI) | 90,05 $ par baril | 2 000 barils |
| Achat : | | |
| Gaz naturel (AECO) | 6.69 $ par GJ | 89 600 GJ |

La juste valeur combinée des swaps relatifs à la marge sur les LGN au 31 décembre 2007 consistait en un passif non réalisé de 4,0 millions de dollars, montant qui a été constaté comme une perte sur les instruments financiers évalués à la valeur de marché pour l'exercice terminé le 31 décembre 2007.

Le swap relatif à la marge sur les LGN est assorti d'options de règlement anticipé du montant visé, en totalité ou en partie; ces options sont déjà en cours et le seront jusqu'à leurs dates d'échéance respectives. Si l'une ou l'autre partie aux swaps exerce son option de règlement anticipé, l'instrument financier dérivé sera réglé au cours alors en vigueur

### Juste valeur des autres instruments financiers

La valeur comptable de la trésorerie et des équivalents de trésorerie, des débiteurs, des créditeurs et charges à payer et des distributions à payer aux porteurs de parts se rapproche de leur juste valeur en raison de l'échéance à court terme de ces instruments financiers. La valeur comptable de la dette à long terme se rapproche de sa juste valeur étant donné qu'elle porte intérêt à des taux variables.

### Risque de crédit

Une part importante des produits tirés de l'usine d'extraction Younger provient d'un seul client aux termes de la convention d'achat de LGN et d'autres conventions de coentreprise. De plus, une grande partie des produits que génère la société en commandite provient d'ententes commerciales conclues avec un autre client, soit par la vente d'éthane produit à l'usine d'extraction Joffre, des conventions de transport EDS et JFP et de la vente de la quote-part revenant à la société en commandite de l'éthane produit par le complexe Harmattan.

**17. Instruments financiers (suite)**

**Risque de crédit (suite)**

Si ces deux clients n'étaient plus en mesure de respecter leurs obligations aux termes des diverses conventions, le bénéfice net de la société en commandite pourrait en subir une incidence négative importante. Au 31 décembre 2007, les créances à recevoir de ces deux clients totalisaient environ 77 % (74 % en 2006) de l'ensemble des débiteurs, dont le gaz de retrait qui représente 41 % du solde de fin d'exercice (51 % en 2006). Pour l'exercice terminé le 31 décembre 2007, 36 % (28 % en 2006) des ventes de LGN de la société en commandite et des revenus tirés des honoraires, moins les gaz de retrait, les frais d'exploitation et les frais de recouvrement des coûts indirects, provenaient d'un client. Pour l'exercice terminé le 31 décembre 2007, 29 % (32 % en 2006) des ventes de LGN de la société en commandite et des revenus tirés des honoraires, moins les gaz de retrait, les frais d'exploitation et les frais de recouvrement des coûts indirects, provenaient d'un autre client.

Le risque de crédit auquel sont exposés le complexe RET et le complexe Harmattan provient d'un certain nombre de clients du secteur du pétrole et du gaz qui ont conclu des conventions d'exploitation et de traitement. Ces montants sont assujettis aux risques de crédit habituels du secteur.

**18. Garanties**

La société en commandite a conclu une convention visant à indemniser un tiers relativement à d'éventuelles réclamations de tiers, notamment en matière d'environnement et de fiscalité, associées à l'acquisition du complexe RET en 2003. En raison de la nature des indemnisations, le risque maximal aux termes de cette convention ne peut être déterminé. Au 31 décembre 2007, la direction n'était au courant d'aucune réclamation.

Lors de l'acquisition du complexe Harmattan, la société en commandite a pris en charge des garanties de bonne exécution en ce qui a trait à l'exploitation de l'usine conformément aux conventions de représentation, de gestion et de traitement (les « conventions de représentation »). À l'heure actuelle, près de la moitié du volume de gaz naturel traité au complexe Harmattan est assujettie aux modalités des conventions de représentation. Si les exigences concernant le traitement garanti ne peuvent être remplies, la société en commandite devra acquitter des amendes, ce qui pourrait avoir des conséquences défavorables sur ses résultats. La société en commandite n'a été passible d'aucune amende depuis qu'elle a acquis le complexe Harmattan.

**19. Déclarations de sinistres et éventualités**

Le 8 mars 2007, la société en commandite a été avisée que la déclaration de sinistre résiduelle de 5,8 millions de dollars visant plusieurs défendeurs, dont la société en commandite, relativement à l'interruption de la production survenue en 1999 à l'usine d'extraction de Younger est devenue caduque sans qu'une action ne puisse être intentée par le demandeur. Par conséquent, la société en commandite est libérée de toute déclaration de sinistre relativement à cette interruption.

**19. Déclarations de sinistres et éventualités (suite)**

L'Agence du revenu du Canada (l'« ARC ») a présenté un nouvel avis de cotisation au titre de la taxe sur les produits et services (la « TPS ») pour la période allant d'octobre 2002 à septembre 2005 pour un montant de 1,2 million de dollars. Ce nouvel avis de cotisation a trait à des demandes de crédit de taxe sur les intrants faites par la société en commandite relativement à la TPS payée pour des biens et services obtenus dans le cadre des activités de l'entreprise. L'ARC fait valoir que la société en commandite n'exerce aucune activité commerciale, tel que le définit la *Loi sur la taxe d'accise*, et que, par conséquent, elle ne peut demander de crédits de taxe sur les intrants. Depuis septembre 2005, la société en commandite a demandé des crédits de taxe sur les intrants pour un montant d'environ 0,4 million de dollars (0,3 million de dollars au 31 décembre 2006), demande qui est similaire à celle que conteste l'ARC. La société a fait appel à des conseillers juridiques et a soumis à l'ARC un avis d'opposition écrit qui étaie sa position selon laquelle la demande de crédits de taxe sur les intrants a été faite adéquatement conformément à la loi. Par conséquent, la société en commandite n'a passé en charges aucun nouvel avis de cotisation, intérêt ou amende dans ses états financiers.

## CERTIFICATE OF COMPLIANCE

**TO:** **The Securities Commission or other Securities Regulatory Authority in each of the Provinces of Canada**

**RE:** **Annual Undertaking Pursuant to National Policy 41-102 "Income Trusts and Other Indirect Offerings" to be filed Concurrently with the Annual Financial Statements**

AltaGas Ltd. ("**AltaGas**"), in its capacity as the administrator of AltaGas Income Trust (the "**Trust**"), hereby certifies for and on behalf of the Trust that the Trust has complied with the undertaking dated June 3, 2004, given by the Trust in relation to the offering of trust units by way of a short form prospectus of the Trust dated June 3, 2004, except any references therein to Ontario Securities Commission Rule 61-501 and Quebec Policy Statement Q-27 should be read as references to Multilateral Instrument 61-101 "Protection of Minority Security Holders in Special Transactions", from and after February 1, 2008 .

**DATED** March 31, 2008.

**ALTAGAS INCOME TRUST, by its administrator, ALTAGAS LTD.**

By: *"David W. Cornhill"*

David W. Cornhill
Chairman and Chief Executive Officer

## ANNEXE 51-102A3
## DÉCLARATION DE CHANGEMENT IMPORTANT

**1. Dénomination et adresse de la Société**

AltaGas Income Trust (« **AltaGas** »)
1700, 355 – 4th Avenue S.W.
Calgary (Alberta)
T2P 0J1

**2. Date du changement important**

Le 10 janvier 2008

**3. Communiqué**

AltaGas Income Trust (« **AltaGas** ») a publié des communiqués annonçant la nature et l'objet du changement important les 8 et 10 janvier 2008.

**4. Résumé du changement important**

Le 10 janvier 2008, AltaGas a annoncé que sa filiale en propriété indirecte, AltaGas Holding Limited Partnership No. 1 (« **AltaGas LP** »), avait acquis la totalité des parts de société en commandite en circulation (les « **parts de Taylor** ») de Taylor qui n'étaient pas déjà la propriété d'AltaGas et des membres de son groupe, aux termes d'une offre d'achat (l'« **offre d'achat** ») faite par AltaGas LP en date du 29 novembre 2007 et d'une acquisition forcée. Les membres du groupe d'AltaGas possèdent maintenant la totalité des parts de Taylor.

De plus, AltaGas General Partner Inc., filiale en propriété exclusive directe d'AltaGas, a acquis les actions de Taylor Gas Liquids Ltd., le commandité de Taylor.

**5. Description circonstanciée du changement important**

Le 8 janvier 2008, AltaGas a annoncé qu'AltaGas LP avait pris livraison de 40 154 970 parts de Taylor (soit environ 97,3 pour cent des parts de Taylor en circulation, à l'exclusion de celles que détenaient AltaGas et les membres de son groupe) qui soit ont été valablement déposées et ont fait l'objet d'une prise de livraison, soit ont fait l'objet d'un avis de livraison garantie.

Le 9 janvier 2008, AltaGas a transmis un avis de l'initiateur (l'« **avis de l'initiateur** ») aux porteurs de parts de Taylor non déposants inscrits dans le but d'acquérir le reste des parts de Taylor par voie d'acquisition forcée.

Le 10 janvier 2008, AltaGas a annoncé qu'AltaGas LP avait acquis la totalité des parts de Taylor en circulation qui n'étaient pas déjà la propriété d'AltaGas et des

membres de son groupe aux termes de l'offre et d'une acquisition forcée. Par conséquent, AltaGas et les membres de son groupe, AltaGas LP, AltaGas Holding Limited Partnership No. 2, AltaGas Operating Partnership et AltaGas Limited Partnership, avec lesquels on peut considérer qu'AltaGas agit de concert, ont maintenant la propriété véritable et le contrôle de la totalité des parts de Taylor en circulation.

En outre, AltaGas General Partner Inc., filiale en propriété exclusive directe d'AltaGas, a acquis les actions de Taylor Gas Liquids Ltd., le commandité de Taylor.

L'on s'attend à ce que la contrepartie à laquelle un porteur de parts (un « **porteur de parts** ») qui a déposé ses parts au plus tard le 8 janvier 2008 a droit soit transmise ou puisse être ramassée, selon les directives du porteur de parts, vers le 15 janvier 2008.

Les porteurs de parts qui ont reçu des parts échangeables d'AltaGas LP aux termes de l'offre devront remplir un formulaire T2059, « Choix relatif à la disposition de biens par un contribuable en faveur d'une société de personnes canadienne » au plus tard le 31 mai 2008.

Les porteurs de parts qui ont refusé l'offre peuvent choisir d'obtenir la contrepartie qu'ils auraient reçue pour leurs parts aux termes de l'offre ou de demander à un tribunal qu'on leur verse la juste valeur marchande de leurs parts. Le choix doit être fait dans des délais stipulés, à défaut de quoi le porteur de parts perdra sa capacité de choisir.

Par suite de l'acquisition, Ian Bruce, James Davie, Vick Dusik, Hugh Fergusson, Val Mirosh et Donald Nelson ont démissionné du conseil d'administration de Taylor.

Les parts de Taylor ont été radiées de la cote de la Bourse de Toronto le 15 janvier 2008. Les débentures convertibles de Taylor demeureront valides conformément à leurs modalités actuelles, mais seront désormais convertibles en parts d'AltaGas au prix de conversion de 24,64 $.

**6. Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51-102**

Sans objet

**7. Information omise**

Sans objet

**8. Membre de la haute direction**

Les demandes de renseignements concernant la déclaration de changement important dont il est question aux présentes peuvent être adressées à la personne suivante :

Stephanie Labowka-Poulin
AltaGas Income Trust
Tél. : 403 691-7136

**9. Date de la déclaration**

Le 16 janvier 2008

END